Filed by Carbon Revolution Public Limited Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Twin Ridge Capital Acquisition Corp.

Carbon Revolution (ASX code: CBR)

COURT APPROVES CONVENING OF SCHEME MEETING

AND SCHEME BOOKLET REGISTERED WITH ASIC

Geelong, Australia, 6 September 2023:

Geelong-based advanced manufacturer Carbon Revolution Limited (“CBR”) (ASX:CBR) and Twin Ridge Capital Acquisition Corp. (“TRCA”) announced on 30 November 2022 that they had entered into a binding business combination agreement and accompanying scheme implementation deed pursuant to which Carbon Revolution plc (formerly known as Poppetell Limited) (Irish company number 607450) will acquire both CBR (via a scheme of arrangement (“Scheme”)) and TRCA (via a merger) (collectively, the “Transaction”).

The Federal Court of Australia has today made orders, amongst other things, that CBR convene and hold a meeting of CBR shareholders to consider and vote on the Scheme (“Scheme Meeting”). CBR will also convene a meeting of CBR shareholders to approve the capital reduction (“Capital Reduction”) required to effect the Scheme (“General Meeting”).

CBR confirms that the Australian Securities and Investments Commission has registered the Scheme Booklet. A copy of the Scheme Booklet is attached and will be made available on CBR’s website (www.carbonrev.com/investor-centre). The Scheme Booklet will include a copy of the independent expert’s report prepared by Grant Thornton Corporate Finance Pty Ltd (“Independent Expert”) and the notices of meeting for the Scheme Meeting and General Meeting (“Notices of Meeting”).

Scheme Booklet

The Scheme Booklet will be despatched to CBR shareholders on or before 8 September 2023.

CBR shareholders who have elected to receive hard copy communications will receive a hard copy of the Scheme Booklet and accompanying forms, including the proxy forms for the Scheme Meeting and General Meeting as well as a letter containing instructions about how to view or download a copy of the Scheme Booklet. CBR shareholders who have elected to receive communications electronically or have registered an email address with CBR and have not elected to receive shareholder communications in hard copy will receive an email which contains instructions about how to view or download a copy of the Scheme Booklet. All other shareholders will receive a hard copy letter containing instructions about how to view or download a copy of the Scheme Booklet.

The Scheme Booklet should be read in its entirety before making a decision on whether or not to vote in favour of the Scheme and Capital Reduction.

Independent Expert’s report

The Independent Expert has concluded that the Scheme and Capital Reduction are not fair but reasonable and in the best interests of CBR shareholders, in the absence of a superior proposal.

The Independent Expert’s conclusion should be read in context with the full Independent Expert’s report and the Scheme Booklet.

Recommendation of CBR Directors

The directors of CBR unanimously recommend that CBR shareholders vote in favour of the Scheme and the Capital Reduction, in the absence of a superior proposal and subject to the Independent Expert continuing to conclude that the Scheme and Capital Reduction are in the best interests of CBR shareholders.

The interests of the CBR directors, including the benefits they will receive on or in connection with the Scheme becoming effective, are disclosed in Scheme Booklet. CBR shareholders should have regard to these interests when considering how to vote on the Scheme and the Capital Reduction, including the CBR directors’ recommendation, which appears throughout the Scheme Booklet.

Scheme Meeting details

The Scheme Meeting will be held in-person at Anglesea Room, Waurn Ponds Estate, Nicol Drive South, Waurn Ponds VIC 3216 and virtually at https://meetings.linkgroup.com/cbrscheme23 on 9 October 2023 at 1.00pm (Melbourne time).

If you are registered on the CBR share register at 7.00pm (Melbourne time) on 7 October 2023 you will be entitled to vote on the Scheme.

General Meeting details

The General Meeting will be held in-person at Anglesea Room, Waurn Ponds Estate, Nicol Drive South, Waurn Ponds VIC 3216 and virtually at https://meetings.linkgroup.com/CBRGM23 on 9 October 2023 at 1.30pm (Melbourne time) (or at the conclusion or adjournment of the Scheme Meeting, whichever is later).

If you are registered on the CBR share register at 7.00pm (Melbourne time) on 7 October 2023 you will be entitled to vote on the Capital Reduction.

Further information about how to participate in and vote at the Scheme Meeting and General Meeting are provided in the Notices of Meeting annexed to the Scheme Booklet.

Shareholder Information Line

If you have any questions, please contact the Carbon Revolution Shareholder Information Line on 1800 881 047 (within Australia) or +61 1800 881 047 (outside Australia), between 9.00am and 5.00pm (Melbourne time), Monday to Friday.

- ENDS -

Approved for release by the Company Secretary of Carbon Revolution Limited.

For further information, please contact:

Investors

Investors@carbonrev.com

Media

Media@carbonrev.com

ABOUT CARBON REVOLUTION

Carbon Revolution is an Australian technology company, which has successfully innovated, commercialised and industrialised the advanced manufacture of carbon fibre wheels for the global automotive industry. The Company has progressed from single prototypes to designing and manufacturing lightweight wheels for cars and SUVs in the high performance, premium and luxury segments, for the world’s most prestigious automotive brands. Carbon Revolution is creating a significant and sustainable advanced technology business that supplies its lightweight wheel technology to automotive manufacturers around the world.

2

For more information, visit carbonrev.com

Information about the Proposed Business Combination for shareholders of Twin Ridge Capital Acquisition Corp

As previously announced, Carbon Revolution Limited (“CBR”, “Carbon Revolution” or the “Company”) (ASX: CBR) and Twin Ridge Capital Acquisition Corp. (“Twin Ridge” or “TRCA”) (NYSE: TRCA) have entered into a definitive business combination agreement and accompanying scheme implementation deed (“SID”) that is expected to result in the Carbon Revolution business becoming publicly listed in the U.S. via a series of transactions, including a scheme of arrangement. Upon closing of the transactions, the ordinary shares and warrants of the merged company, Carbon Revolution plc (formerly known as Poppetell Limited), a public company incorporated in Ireland with registered number 607450 (“MergeCo”), that will become the parent company of the Company and Twin Ridge, are expected to trade on the NYSE American in the United States, and Carbon Revolution’s shares shall be delisted from the ASX.

Additional Information about the Proposed Business Combination and Where to Find It

This communication relates to the proposed business combination involving CBR, TRCA, MergeCo, and Poppettell Merger Sub, a Cayman Islands exempted company and wholly owned subsidiary of MergeCo (“Merger Sub”). In connection with the proposed business combination, MergeCo has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (the “Registration Statement”) and several amendments thereto, including a preliminary proxy statement of TRCA and a preliminary prospectus of MergeCo relating to the MergeCo Shares to be issued in connection with the proposed business combination. The Registration Statement, as amended, is subject to SEC review and further revision and is not yet effective. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus, when available, or any other document that MergeCo or TRCA has filed or will file with the SEC or send to its shareholders in connection with the proposed business combination. This communication does not contain all the information that should be considered concerning the proposed business combination and other matters and is not intended to form the basis for any investment decision or any other decision in respect of such matters.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, TRCA’S SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE PROXY STATEMENT/ PROSPECTUS, WHEN IT BECOMES AVAILABLE, AND ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY TRCA OR MERGECO WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION.

After the Registration Statement, as amended, is declared effective, the definitive proxy statement will be mailed to shareholders of TRCA as of a record date to be established for voting on the proposed business combination. Additionally, TRCA and MergeCo will file other relevant materials with the SEC in connection with the proposed business combination. Copies of the Registration Statement, as amended, the definitive proxy statement/ prospectus and all other relevant materials for the proposed business combination filed or that will be filed with the SEC may be obtained, when available, free of charge at the SEC’s website at www.sec.gov.In addition, the documents filed by TRCA or MergeCo may be obtained, when available, free of charge from TRCA at www.twinridgecapitalac.com. TRCA’s shareholders may also obtain copies of the definitive proxy statement/prospectus, when available, without charge, by directing a request to Twin Ridge Capital Acquisition Corp., 999 Vanderbilt Beach Road, Suite 200, Naples, Florida 60654.

3

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The proposed business combination will be implemented solely pursuant to the Business Combination Agreement and Scheme Implementation Deed, in each case, filed as exhibits to the Current Report on Form 8-K filed by TRCA with the SEC on 30 November 2022, which contains the full terms and conditions of the proposed business combination. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Participants in the Solicitation of Proxies

This communication may be deemed solicitation material in respect of the proposed business combination. TRCA, CBR, MergeCo, Merger Sub and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies from TRCA’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of TRCA’s directors and officers in the Registration Statement, TRCA’s filings with the SEC, including TRCA’s initial public offering prospectus, which was filed with the SEC on 5 March 2021, TRCA’s subsequent annual reports on Form 10-K and quarterly reports on Form 10-Q. To the extent that holdings of TRCA’s securities by insiders have changed from the amounts reported therein, any such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to TRCA’s shareholders in connection with the business combination will be included in the definitive proxy statement/prospectus relating to the proposed business combination, when it becomes available. You may obtain free copies of these documents, when available, as described in the preceding paragraphs.

Forward-Looking Statements

All statements other than statements of historical facts contained in this communication are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the financial position, business strategy and the plans and objectives of management for future operations including as they relate to the proposed business combination and related transactions, pricing and market opportunity, the satisfaction of closing conditions to the proposed business combination and related transactions, the level of redemptions by TRCA’s public shareholders and the timing of the completion of the proposed business combination, including the anticipated closing date of the proposed business combination and the use of the cash proceeds therefrom. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of CBR’s and TRCA’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from such assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of CBR and TRCA.

4

These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed business combination, including the risks that we will not secure sufficient funding to proceed through to completion of the Transaction, any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination, or that the approval of the shareholders of TRCA or CBR is not obtained; (iii) the ability to maintain the listing of MergeCo’s securities on the stock exchange; (iv) the inability to complete any private placement financing, the amount of any private placement financing or the completion of any private placement financing on favorable terms; (v) the risk that the proposed business combination disrupts current plans and operations CBR or TRCA as a result of the announcement and consummation of the proposed business combination and related transactions; (vi) the risk that any of the conditions to closing of the business combination are not satisfied in the anticipated manner or on the anticipated timeline or are waived by any of the parties thereto; (vii) the failure to realize the anticipated benefits of the proposed business combination and related transactions; (viii) risks relating to the uncertainty of the costs related to the proposed business combination; (ix) risks related to the rollout of CBR’s business strategy and the timing of expected business milestones; (x) the effects of competition on CBR’s future business and the ability of the combined company to grow and manage growth, establish and maintain relationships with customers and healthcare professionals and retain its management and key employees; (xi) risks related to domestic and international political and macroeconomic uncertainty, including the Russia-Ukraine conflict; (xii) the outcome of any legal proceedings that may be instituted against TRCA, CBR or any of their respective directors or officers; (xiii) the amount of redemption requests made by TRCA’s public shareholders; (xiv) the ability of TRCA to issue equity, if any, in connection with the proposed business combination or to otherwise obtain financing in the future; (xv) the impact of the global COVID-19 pandemic and governmental responses on any of the foregoing risks; (xvi) risks related to CBR’s industry; (xvii) changes in laws and regulations; and (xviii) those factors discussed in TRCA’s Annual Report on Form 10-K for the year ended 31 December 2022 under the heading “Risk Factors,” and other documents of TRCA or MergeCo to be filed with the SEC, including the proxy statement / prospectus. If any of these risks materialize or TRCA’s or CBR’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither TRCA nor CBR presently know or that TRCA and CBR currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect TRCA’s and CBR’s expectations, plans or forecasts of future events and views as of the date of this communication. TRCA and CBR anticipate that subsequent events and developments will cause TRCA’s and CBR’s assessments to change. However, while TRCA and CBR may elect to update these forward-looking statements at some point in the future, each of TRCA, CBR, MergeCo and Merger Sub specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing TRCA’s and CBR’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

5

Scheme Booklet

For a scheme of arrangement between Carbon Revolution Limited and its shareholders in relation to the proposed acquisition by Carbon Revolution plc.

VOTE IN FAVOUR

Your Directors unanimously recommend that you vote in favour of the Scheme and the Capital Reduction, in the absence of a Superior Proposal and subject to the Independent Expert continuing to conclude that the Scheme and Capital Reduction are in the best interests of Carbon Revolution Shareholders.

The Independent Expert has concluded that the Scheme and Capital Reduction are not fair but reasonable and in the best interests of Carbon Revolution Shareholders, in the absence of a Superior Proposal.

This is an important document and requires your immediate attention.

You should read it entirely before deciding whether or not to vote in favour of the Scheme and the Capital Reduction.

If you are in any doubt about how to deal with this document, you should contact your broker or financial, taxation, legal or other professional adviser immediately.

FINANCIAL ADVISER	LEGAL ADVISERS

Important Notices

General

This Scheme Booklet is important and requires your immediate attention. You should read this Scheme Booklet in full before making any decision as to how to vote at the Scheme Meeting and the General Meeting.

Nature of this Scheme Booklet

This Scheme Booklet provides Carbon Revolution Shareholders with information about:

●	the proposed acquisition of Carbon Revolution by Carbon Revolution plc (MergeCo) by way of scheme of arrangement between Carbon Revolution and the Scheme Shareholders under Part 5.1 of the Corporations Act;

●	the cancellation of Carbon Revolution shares held by Scheme Shareholders by way of a capital reduction under Part 2J.1 of the Corporations Act (after which it is proposed that Carbon Revolution Shareholders will be issued MergeCo Shares in connection with implementation of the scheme of arrangement).

This Scheme Booklet includes the explanatory statement for the Scheme required by subsection 412(1) of the Corporations Act.

This Scheme Booklet does not constitute or contain an offer to Carbon Revolution Shareholders, or a solicitation of an offer from Carbon Revolution Shareholders, in any jurisdiction. This Scheme Booklet is not a disclosure document required by Chapter 6D of the Corporations Act. Subsection 708(17) of the Corporations Act provides that Chapter 6D of the Corporations Act does not apply in relation to arrangements under Part 5.1 of the Corporations Act approved at a meeting held as a result of an order under subsection 411(1). Instead, Carbon Revolution Shareholders asked to vote on an arrangement at such a meeting must be provided with an explanatory statement as referred to above.

Please ignore this booklet if you have sold all of your Carbon Revolution Shares.

ASIC and ASX

A copy of this Scheme Booklet has been registered by ASIC for the purposes of subsection 412(6) of the Corporations Act. ASIC has been given the opportunity to comment on this Scheme Booklet in accordance with subsection 411(2) of the Corporations Act. Neither ASIC, nor any of its officers, takes any responsibility for the contents of this Scheme Booklet.

ASIC has been requested to provide a statement, in accordance with paragraph 411(17)(b) of the Corporations Act, that it has no objection to the Scheme. If ASIC provides that statement, it will be produced to the Court at the time of the Court hearing to approve the Scheme.

A copy of this Scheme Booklet has been provided to the ASX. Neither the ASX, nor any of its officers, takes any responsibility for the contents of this Scheme Booklet.

Important notice associated with Court order under subsection 411(1) of the Corporations Act

The fact that, under subsection 411(1) of the Corporations Act, the Court has ordered that a meeting be convened and has directed that this explanatory statement accompany the Notice of Scheme Meeting does not mean that the Court:

●	has formed any view as to the merits of the proposed Scheme or as to how Carbon Revolution Shareholders should vote (on this matter Carbon Revolution Shareholders must reach their own conclusion); or

●	has prepared, or is responsible for the content of, the explanatory statement.

Notices of Scheme Meeting and General Meeting

The Notices of Scheme Meeting and General Meeting (dealing with the cancellation of Carbon Revolution Shares via the Capital Reduction) are set out in Annexure 4.

Notice of Second Court Hearing

At the Second Court Hearing, the Court will consider whether to approve the Scheme following the vote at the Scheme Meeting. Any Carbon Revolution Shareholder may appear at the Second Court Hearing, currently expected to be held at 10.15am (Melbourne time) on 11 October 2023 at 305 William Street, Melbourne VIC 3000. Any Carbon Revolution Shareholder who wishes to oppose approval of the Scheme at the Second Court Hearing may do so by filing with the Court and serving on Carbon Revolution a notice of appearance in the prescribed form together with any affidavit that the Carbon Revolution Shareholder proposes to rely on.

No investment advice

This Scheme Booklet has been prepared without reference to the investment objectives, financial and taxation situation or particular needs of any Carbon Revolution Shareholder or any other person. The information and recommendations contained in this Scheme Booklet do not constitute, and should not be taken as, financial product advice. The Carbon Revolution Directors encourage you to seek independent financial and taxation advice before making any investment decision and any decision as to whether or not to vote in favour of the Scheme and the Capital Reduction. This Scheme Booklet should be read in its entirety before making a decision on whether or not to vote in favour of the Scheme and the Capital Reduction. In particular, it is important that you consider the potential risks set out in section 10, and the views of the Independent Expert set out in the Independent Expert’s Report contained in Annexure 1. If you are in doubt as to the course you should follow, you should consult an independent and appropriately licensed and authorised professional adviser immediately.

Forward-looking statements

Some of the statements appearing in this Scheme Booklet (including the forecast EBITDA and revenue information included in section 5.8 as well as statements in the Independent Expert’s Report) may be in the nature of forward-looking statements. Forward looking statements involve risks and uncertainties and generally may be identified by the use of forward-looking words such as ‘forecast’, ‘believe’, ‘aim’, ‘expect’, ‘anticipate’, ‘intending’, ‘foreseeing’, ‘likely’, ’should’, ‘planned’, ‘may’, ‘estimate’, ‘potential’, or other similar words. Similarly, statements that describe the objectives, plans, goals, intentions or expectations of Carbon Revolution, the SPAC or MergeCo are or may be forward looking statements. These statements are based on an assessment by the entity making the statement of present economic and operating conditions and on a number of assumptions regarding future events and actions that, as at the date of this Scheme Booklet are expected to take place. Such forward-looking statements are not guarantees of future performance and involve unknown risks and uncertainties. Those risks and uncertainties include factors and risks specific to Carbon Revolution, the SPAC or MergeCo and/or the industries in which they operate including the factors set out in section 10, as well as general economic conditions, prevailing exchange rates and interest rates and conditions in financial markets. Many of the risks and uncertainties are beyond the control of Carbon Revolution, the SPAC and MergeCo.

Actual events or results may differ materially from the events or results expressed or implied in any forward-looking statement and deviations are both normal and to be expected. None of Carbon Revolution, MergeCo, the SPAC and their respective officers, directors, employees or advisers or any person named in this Scheme Booklet, or any person involved in the preparation of this Scheme Booklet makes any representation or warranty (either express or implied) as to the accuracy or likelihood of fulfilment of any forward-looking statement, or any events or results expressed or implied in any forward looking statement. Accordingly, you are cautioned not to place undue reliance on those statements.

Any forward-looking statements in this Scheme Booklet reflect views held by the entity making the statement only at the date of this Scheme Booklet. Subject to any continuing obligations under the Listing Rules or the Corporations Act, Carbon Revolution, the SPAC and MergeCo and their respective officers, directors, employees and advisers, disclaim any obligation or undertaking to distribute after the date of this Scheme Booklet any updates or revisions to any forward looking statements to reflect: (a) any change in expectations in relation to such statements; or (b) any change in events, conditions or circumstances on which any such statement is based. Forward looking statements should be read in conjunction with the risk factors set out in section 10 and the assumptions contained in section 5.8.

Responsibility statement

Carbon Revolution has prepared, and is responsible for, the Carbon Revolution Information. None of the SPAC, MergeCo nor any of their subsidiaries, directors, officers, employees or advisers assume any responsibility for the accuracy or completeness of such information.

The SPAC has prepared, and is responsible for, the SPAC Information. None of Carbon Revolution, MergeCo nor any of their subsidiaries, directors, officers, employees or advisers assume any responsibility for the accuracy or completeness of such information.

MergeCo has prepared, and is responsible for, the MergeCo Information. None of Carbon Revolution, the SPAC nor any of their subsidiaries, directors, officers, employees or advisers assume any responsibility for the accuracy or completeness of such information.

The Independent Expert has prepared the Independent Expert’s Report (as set out in Annexure 1) and takes responsibility for that report. None of Carbon Revolution,

the SPAC or MergeCo or any of their respective subsidiaries, directors, officers, employees or advisers assume any responsibility for the accuracy or completeness of the information contained in the Independent Expert’s Report, except, in the case of Carbon Revolution, in relation to the information which it has provided to the Independent Expert.

No consenting party has withdrawn their consent to be named before the date of this Scheme Booklet.

Foreign jurisdictions

The release, publication or distribution of this Scheme Booklet in jurisdictions other than Australia may be restricted by law or regulation in such other jurisdictions and persons outside of Australia who come into possession of this Scheme Booklet should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable laws or regulations.

Based on the information available to Carbon Revolution, Shareholders whose addresses are shown in the register on the Scheme Record Date as being in the following jurisdictions will be entitled to receive this Scheme Booklet and have MergeCo Shares issued to them under the Scheme subject to any qualifications set out below in respect of that jurisdiction:

●	Australia;

●	Cayman Islands;

●	Germany, where: (i) the Carbon Revolution shareholder is a “qualified investor” (as defined in Article 2(e) of the Prospectus Regulation); or (ii) the number of other Carbon Revolution shareholders is less than 150;

●	Hong Kong;

●	New Caledonia, where: (i) this Scheme Booklet may be sent to any Carbon Revolution shareholder who is a “qualified investor” (as defined in Article 2(e) of the Prospectus Regulation); and (ii) the MergeCo Shares may be issued to all qualified investors and less than 150 other shareholders;

●	New Zealand;

●	Singapore;

●	Spain, where: (i) the Carbon Revolution shareholder is a “qualified investor” (as defined in Article 2(e) of the Prospectus Regulation); or (ii) the number of other Carbon Revolution shareholders is less than 150;

●	Switzerland;

●	United Kingdom;

●	U.S.; and

●	any other person or jurisdiction in respect of which Carbon Revolution reasonably believes that it is not prohibited and not unduly onerous or impractical to issue MergeCo Shares to a Carbon Revolution Shareholder with a registered address in such jurisdiction.

This Scheme Booklet has been prepared in accordance with the laws of Australia and the information contained in this Scheme Booklet may not be the same as that which would have been disclosed if this Scheme Booklet had been prepared in accordance with the laws and regulations of a jurisdiction outside of Australia.

See section 12.11 for specific restrictions on the distribution and use of this document in the Cayman Islands, Germany, Hong Kong, New Caledonia, New Zealand, Singapore, Spain, Switzerland, the United Kingdom and the US.

Nominees and custodians who hold Carbon Revolution Shares on behalf of a beneficial owner resident outside Australia, the Cayman Islands, Hong Kong, New Zealand, Singapore, Switzerland, the United Kingdom and the US may not forward this Scheme Booklet (or any accompanying document) to anyone outside these countries without the consent of Carbon Revolution.

Carbon Revolution Shareholders who are nominees, trustees or custodians are encouraged to seek independent advice as to how they should proceed.

Financial amounts, exchange rate and effects of rounding

All financial amounts in this Scheme Booklet are expressed in Australian currency unless otherwise stated. Where an amount is converted from AUD to USD or vice versa at the Last Practicable Date, an AUD:USD exchange rate of 0.6451 has been used, being the rate published by the Reserve Bank of Australia on the Last Practicable Date.

A number of figures, amounts, percentages, estimates, calculations of value and fractions in this Scheme Booklet are subject to the effect of rounding.

Accordingly, any discrepancies between totals in tables or financial statements, or in calculations, graphs or charts are due to rounding. All financial and operational information set out in this Scheme Booklet is current as at the date of this Scheme Booklet, unless otherwise stated.

Charts and diagrams

Any diagrams, charts, graphs or tables appearing in this Scheme Booklet are illustrative only and may not be drawn to scale. Unless stated otherwise, all data contained in diagrams, charts, graphs and tables is based on information available as at the Last Practicable Date.

Timetable and dates

All times and dates referred to in this Scheme Booklet are times and dates in Melbourne, Australia, unless otherwise indicated. All times and dates relating to the implementation of the Scheme referred to in this Scheme Booklet may change and, among other things, are subject to all necessary approvals from Government Agencies.

External websites

Unless expressly stated otherwise, the content of the websites of Carbon Revolution, the SPAC and MergeCo do not form part of this Scheme Booklet and Carbon Revolution Shareholders should not rely on any such content.

Privacy

Carbon Revolution may collect personal information in the process of implementing the Scheme. The type of information that it may collect about you includes your name, contact details and information on your shareholding in Carbon Revolution and the names of persons appointed by you to act as a proxy, attorney or corporate representative at the Scheme Meeting as relevant to you. The collection of some of this information is required or authorised by the Corporations Act. The primary purpose of the collection of personal information is to assist Carbon Revolution to conduct the Scheme Meeting and General Meeting and to implement the Scheme and Capital Reduction. Without this information, Carbon Revolution may be hindered in its ability to issue this Scheme Booklet and implement the Scheme and Capital Reduction. Personal information of the type described above may be disclosed to the Carbon Revolution Share Registry or MergeCo Share Registry, third party service providers (including print and mail service providers and parties otherwise involved in the conduct of the Scheme Meeting), authorised securities brokers, professional advisers, related bodies corporate of Carbon Revolution, Government Agencies, and also where disclosure is otherwise required or allowed by law. Carbon Revolution Shareholders who are individuals and the other individuals in respect of whom personal information is collected as outlined above have certain rights to access the personal information collected in relation to them. If you would like to obtain details of the information about you held by the Carbon Revolution Share Registry in connection with Carbon Revolution Shares, please contact the Carbon Revolution Share Registry. Carbon Revolution Shareholders who appoint an individual as their proxy, corporate representative or attorney to vote at the Scheme Meeting should ensure that they inform such an individual of the matters outlined above. Further information about how Carbon Revolution collects, uses and discloses personal information is contained in Carbon Revolution’s Privacy Policy located at www.carbonrev.com/privacy-policy.

Date of Scheme Booklet

This Scheme Booklet is dated 6 September 2023.

Contents

Table of contents

Letter from the Chair of the Carbon Revolution Board	1

Key dates	19

1	Key considerations relevant to your vote	21

1.1	Why you should vote in favour of the Scheme and Capital Reduction	21

1.2	Why you may consider voting against the Scheme	25

2	Frequently asked questions	31

3	What should you do?	51

3.1	Step 1: Read this Scheme Booklet	51

3.2	Step 2: Determine if you would like to hold MergeCo Shares you receive as Scheme Consideration through a DTC Participant from Implementation, and if so make the DTC Election	51

3.3	Step 3: Vote on the Scheme and Capital Reduction	51

4	Overview of the Transaction	54

4.1	Background to the Transaction	54

4.2	Overview of the Scheme Consideration	54

4.3	Cash Consideration and Sale Facility for Ineligible Foreign Shareholders	56

4.4	Implications if the Scheme does not become Effective	58

4.5	Key steps in Implementation	59

4.6	Authority given by Scheme Shareholders	64

5	Information about Carbon Revolution	65

5.1	Introduction	65

5.2	Business overview	65

5.3	Corporate Structure	71

5.4	Carbon Revolution Board and senior management	71

5.5	Historical financial information	72

5.6	Material changes in financial position (since 31 December 2022) – New Debt Program	77

5.7	Carbon Revolution Cash Flow Projections	78

5.8	Financial outlook	81

5.9	Capital structure	88

5.10	Substantial holders in Carbon Revolution Shares	88

5.11	Publicly available information about Carbon Revolution	89

6	Information about the SPAC	90

6.1	Overview of the SPAC	90

6.2	Rationale for proposed combination with Carbon Revolution	93

6.3	Funding arrangements for the Scheme Consideration	94

6.4	The SPAC’s interests in Carbon Revolution Shares	94

6.5	Business Combination Agreement	95

6.6	No other material information	96

Contents 1

Contents

7	Information about MergeCo	97

7.1	Overview of MergeCo	97

7.2	Ownership of MergeCo at Implementation	99

7.3	Additional sources of dilution, including following Implementation	100

7.4	Rationale for proposed acquisition of Carbon Revolution	104

7.5	Arrangements for the Scheme Consideration	104

7.6	Intentions if the Scheme is implemented	105

7.7	Employee incentive arrangements	110

7.8	Corporate governance	116

7.9	MergeCo’s interests in Carbon Revolution Shares	120

7.10	Pro forma financial information	121

7.11	Financial Outlook	124

7.12	Holding and trading MergeCo Shares	124

7.13	Rights and liabilities attaching to MergeCo Shares post-Implementation	133

7.14	No other material information	136

8	Funding arrangements for the Combined Group	137

8.1	New Debt Program	139

8.2	Committed Equity Facility Agreement	142

8.3	Forward Purchase Agreements	143

8.4	Further funding arrangements	143

9	Comparison of shareholder rights and corporate laws	146

9.1	Foreign private issuer status	155

10	Risks	157

10.1	Introduction	157

10.2	General risks	158

10.3	Risks relating to the business and operations of Carbon Revolution	158

11	Tax implications	193

11.1	Australian tax implications	193

11.2	US tax implications	198

11.3	Irish tax implications	200

12	Additional information	204

12.1	Interests of Carbon Revolution Directors in Carbon Revolution securities	204

12.2	Carbon Revolution equity incentive arrangements	204

12.3	Other benefits and agreements	207

12.4	Lock-up and Escrow arrangements	207

12.5	Scheme Implementation Deed	208

12.6	Consents, disclosures and fees	216

12.7	Regulatory relief	218

12.8	No unacceptable circumstances	218

12.9	No other material information	218

12.10	Supplementary disclosure	218

12.11	International offer restrictions	219

13	Glossary	224

13.1	Definitions	224

13.2	Interpretation	242

Contents 2

Contents

Annexure 1

Independent Expert’s Report

Annexure 2

Scheme of Arrangement

Annexure 3

Deed Poll

Annexure 4

Notices of Scheme Meeting and General Meeting

Annexure 5

Pro formas

Corporate directory	248

Contents 3

Letter from the Chair of the Carbon Revolution Board

Dear Carbon Revolution Shareholder

On behalf of the Carbon Revolution Board, I am pleased to present you with this Scheme Booklet, which contains information on the proposed acquisition of Carbon Revolution by Carbon Revolution plc (Irish company number 607450) (previously known as Poppetell Limited) (MergeCo) by way of a scheme of arrangement and capital reduction. This acquisition is part of a broader Transaction which involves the merger of Carbon Revolution with Twin Ridge Capital Acquisition Corp., a special purpose acquisition company listed on the New York Stock Exchange (SPAC) and the listing of MergeCo on NYSE American, as explained below.

Your Directors unanimously recommend that you vote in favour of the Scheme and the Capital Reduction, in the absence of a Superior Proposal and subject to the Independent Expert continuing to conclude that the Scheme and the Capital Reduction are in the best interests of Carbon Revolution Shareholders.1

This is a complex transaction and it is summarised in this letter under these headings:

1	Overview of the Transaction

2	Background to the Transaction

3	Funding available to Carbon Revolution (prior to Implementation) and the Combined Group (post Implementation)

4	Transaction costs and cash flow projections

5	Scheme of arrangement and Capital Reduction

6	Business Combination and SPAC Redemptions

7	Conditions to Implementation

8	Capital Structure following Implementation

9	Intentions for the Combined Group following Implementation

10	Carbon Revolution Directors’ recommendation

11	Key considerations and risks

12	Independent Expert’s opinion

13	What should you do?

14	Further information

If you wish for the Transaction to proceed, it is important that you vote in favour of the Scheme and the Capital Reduction so that they are approved. Details of how to do that are contained at the end of this letter.

1 The Carbon Revolution Board has determined that subject to the Scheme becoming Effective: (i) 298,594 unvested rights granted to Mr Jake Dingle will vest and automatically convert into Carbon Revolution Shares on the Scheme Record Date; and (ii) the restrictions on the 28,226 restricted shares held by Mr James Douglas and 14,807 restricted shares held by Ms Lucia Cade under the NED Sacrifice Plan will cease (see section 12.2 for further details). Further, it is anticipated that following Implementation, the MergeCo Board will implement changes to the compensation arrangements for Non-Executive Directors, which includes proposed one off grants of MergeCo RSUs worth US$250,000 to Mr James Douglas and US$200,000 to the other Non-Executive Directors and subsequent annual grants of MergeCo RSUs worth US$150,000 to the Chair of MergeCo and US$120,000 to the other Non-Executive Directors of MergeCo along with reductions to cash compensation (subject to the discretion of the MergeCo Board to make cash payments in lieu of such grants of RSU in full or in part) (see sections 7.6 and 7.7 for further details). Whilst no changes to the compensation arrangements of Mr Jake Dingle have been determined, Mr Jake Dingle is expected to be granted approximately up to 449,318 MergeCo RSUs as a one-off retention award as part of the initial retention grant arrangements referred to in section 8 of this letter (see section 7.7 for further details) and Jake Dingle may be granted MergeCo Incentive Securities or paid cash by MergeCo pursuant to his award under Carbon Revolution’s FY23 STI (see section 12.2(e) for further details). Carbon Revolution Shareholders should have regard to these matters when considering their respective recommendations of on the Scheme.

1	Overview of the Transaction

Carbon Revolution and Twin Ridge Capital Acquisition Corp., a special purpose acquisition company listed on the New York Stock Exchange (SPAC) entered into a Scheme Implementation Deed and Business Combination Agreement on 30 November 2022, to give effect to a proposed merger between them. This was announced to the ASX on the same day, a copy of which can be found at: www2.asx.com.au/markets/company/cbr (Announcement).

Under the Scheme Implementation Deed and Business Combination Agreement, the merger will be effected by MergeCo, an entity which has no trading history or operations and only nominal share capital, acquiring both:

●	Carbon Revolution, by way of the Scheme and Capital Reduction; and

●	the SPAC, by way of a wholly owned subsidiary of MergeCo (Merger Sub) and the SPAC being combined under the Business Combination Agreement.

These two transactions are interconditional (ie one cannot occur without the other) and are together the Transaction discussed in this Scheme Booklet. The consideration to be provided by MergeCo to Carbon Revolution Shareholders and SPAC Shareholders is MergeCo Shares (and in the case of the acquisition of the SPAC, MergeCo Public Warrants, which will replace the SPAC Warrants currently on issue). As a result, Carbon Revolution and the combined SPAC/Merger Sub entity will become subsidiaries of MergeCo (the resulting group being the Combined Group) and the existing Carbon Revolution Shareholders and SPAC Shareholders will jointly own MergeCo, which will be listed on NYSE American. Additional stakeholders may also have ownership interests in MergeCo after Implementation of the Transaction should MergeCo securities be issued to them in connection with funding arrangements for MergeCo as discussed below and in section 8.

Upon Implementation of the Transaction, the MergeCo Shares and MergeCo Public Warrants are expected to trade on NYSE American, and Carbon Revolution Shares will cease to be quoted on the ASX. NYSE American is one of the financial exchanges that operate under a broad corporate umbrella that includes the New York Stock Exchange, and is a financial exchange designed for early stage and growing companies. Today, there are more than 2,300 companies listed on NYSE American.

For the purpose of determining the number of MergeCo Shares received for each Carbon Revolution Share, the Scheme uses an enterprise value of Carbon Revolution of US$200 million (A$298.0 million).2 Based on Carbon Revolution’s cash and debt position as at 31 March 2023 and applicable adjustments, this corresponds to an equity value of US$186.7 million (A$278.2 million)3 as at 31 March 2023. Taking into account the number of Carbon Revolution Shares expected to be on issue at the Scheme Record Date (being 213,029,945) and the deemed value of MergeCo Shares of US$10 each this will mean that each Carbon Revolution Share is expected to be exchanged for approximately 0.0877 MergeCo Shares. Shareholders should consider the Independent Expert’s Report in relation to the views of the Independent Expert on the valuation of Carbon Revolution and MergeCo.

2 Based on AUD:USD exchange rate of 0.6712 as at 31 March 2023 as published by the Reserve Bank of Australia.

3 Based on AUD:USD exchange rate of 0.6712 as at 31 March 2023 as published by the Reserve Bank of Australia.

However, Carbon Revolution is seeking additional equity funding for MergeCo of US$60 million or more, which may take the form of, or include, a Structured Equity Facility (discussed further below). If documents to give effect to this equity funding are entered into prior to Implementation, the SPAC’s consent will be required and it is possible that the SPAC only provides its consent on the basis that SPAC Shareholders are not diluted. If this occurs in respect of the proposed Structured Equity Facility, whilst the notional enterprise value of Carbon Revolution will not change, the effective equity value for the purpose of determining the number of MergeCo Shares received for each Carbon Revolution Share will fall as low as US$142.7 million (A$212.5 million)4 assuming no further redemptions of Class A SPAC Shares (beyond redemptions in connection with the Extension Approval) and depending on the size and final terms of the Structured Equity Facility. Taking into account the number of Carbon Revolution Shares expected to be on issue at the Scheme Record Date (being 213,029,945) and the deemed value of MergeCo Shares of US$10 each this will mean that each Carbon Revolution Share would instead be exchanged for approximately 0.0670 MergeCo Shares.5

The value that Carbon Revolution Shareholders will receive for each Carbon Revolution Share they hold will ultimately depend on the trading price of MergeCo Shares upon their listing on NYSE American. For further information on how the Transaction values Carbon Revolution Shares, see section 4.2. Shareholders should also refer to the Independent Expert’s Report.

2	Background to the Transaction

Carbon Revolution entered into a letter of intent with the SPAC on 28 October 2022 which led to the execution of the Scheme Implementation Deed and Business Combination Agreement on 30 November 2022. Prior to entering into the letter of intent, Carbon Revolution had for a number of months been investigating potential transactions both within Australia and internationally in order to provide a necessary injection of funds into the Carbon Revolution Business. The intent of these investigations was to enable the business to continue operating and to provide investment capital to support commercialisation of its product and facilitate the businesses’ path to profitability. Carbon Revolution’s board had been undertaking this work with the assistance of a number of corporate advisers in Australia (E&P Corporate Advisory Pty Ltd) and the US (CMD Global Partners, LLC).

The Transaction was identified at the time as the only transaction available to Carbon Revolution to achieve this goal. Through a move to a US listing on NYSE American, it is expected that the Transaction will provide funding to the Combined Group through the arrangements discussed below that are unlikely to have been available if Carbon Revolution remained listed on the ASX.

4 Based on AUD:USD exchange rate of 0.6712 as at 31 March 2023 as published by the Reserve Bank of Australia.

5 Assumes SEF Warrants convert into such number of MergeCo Shares that equals to 17.5% of the aggregate number of MergeCo Shares on issue at Implementation (excluding MergeCo Shares received by SPAC Shareholders in exchange for their Class A SPAC Shares) and MergeCo RSUs to be issued pursuant to the Retention Plan, inclusive of the MergeCo Shares issued on exercise of the SEF Warrants. This is the mid-point of the range discussed in section 8.4.

3	Funding sources available to Carbon Revolution (prior to Implementation) and the Combined Group (post Implementation)

In connection with the Transaction, the SPAC and DDGN Advisors have assisted Carbon Revolution to identify and secure a range of funding sources, and further work is being undertaken to identify and secure additional equity funding.

The total funds available to the Combined Group at and following Implementation will depend on various factors, including the Implementation date, redemptions from SPAC Shareholders, the ability to use the CEF (as defined below), the success of any other equity raising initiatives, the Transaction costs incurred or payable by Carbon Revolution after the date of this Scheme Booklet (including at Implementation), and Carbon Revolution’s operational performance. More information on these arrangements is provided in sections 5.6 and 8 and information on the Combined Group’s expected cash flows is provided in section 5.7. However, a brief summary of the New Debt Program, the CEF, the funds remaining in the SPAC Trust Account and the further equity funding arrangements being pursued is provided below:

●	New Debt Program: Carbon Revolution has recently entered into the New Debt Program with (amongst others) UMB Bank, National Association and Newlight Capital, LCC (Servicer), an affiliate of Pius Ltd (Pius). Under this facility, which has a maturity date of 1 May 2027, a subsidiary of Carbon Revolution has issued notes to a number of investors to borrow US$60 million. Notwithstanding the maturity date, the amount borrowed is repayable on 30 October 2023 if Implementation of the Transaction has not occurred before then. As such, whilst the funds under this facility are available to Carbon Revolution prior to Implementation, if the Transaction does not proceed (including if Carbon Revolution Shareholders do not vote in favour of the Scheme and Capital Reduction) and subject to the discretion of the Servicer, the principal and all accrued interest will be repayable upon demand by the Servicer and a fee of 7% of the principal will be payable to the Servicer. The majority of the funds borrowed under the New Debt Program were utilised on or shortly after the completion of that transaction (for the purpose of payment of transaction costs, paydown of existing secured creditors, and payments to suppliers who had agreed to defer payments as part of bridge funding initiatives implemented prior to completion of the New Debt Facility) and have also provided funding for the Carbon Revolution business since then. The remainder of the funds available to Carbon Revolution from the New Debt Program are anticipated to provide funding for the Carbon Revolution Business until (but excluding) Implementation of the Transaction, assuming Implementation of the Transaction occurs by October 2023 (which is the Company’s current expectation), support from customers in the form of earlier payments for shipped wheels than under normal business terms, or other customer liquidity support, and careful management of capital expenditures. However, as at the Last Practicable Date, a further US$9.8 (A$15.2) million of the proceeds from the New Debt Program were held in restricted accounts relating to a payment reserve fund and an equity cure reserve fund. The equity cure reserve fund of US$5.0 (A$7.7) million is expected be released to Carbon Revolution in November 2023;

●	CEF: MergeCo has entered into a three-year committed equity facility (CEF) of up to US$60 million in total, providing MergeCo the right, subject to the terms of the CEF, to require the CEF provider, YA II PN, an affiliate of Yorkville Advisors Global, LP (Yorkville), to purchase new MergeCo Shares at a discount to the prevailing trading price of MergeCo Shares. The price is set in one of two trading periods at the option of MergeCo and the purchases may occur in a series of ‘advances’ with each advance being in an amount up to the greater of: (i) US$10 million; or (ii) the aggregate trading volume for MergeCo Shares in the five trading days prior to MergeCo requesting an advance. During the pricing period, Yorkville will have the ability to hedge its position by short selling in full the quantum of MergeCo Shares that it is required to purchase under any advance notice. MergeCo has agreed to issue 15,000 MergeCo Shares to Yorkville as a ‘commitment fee’ to secure the facility. The ability to require Yorkville to purchase MergeCo Shares under the CEF is subject to:

‒	the filing by MergeCo with the SEC of a registration statement for the resale of the MergeCo Shares, and such registration statement being declared effective by the SEC. Such registration statement will only be declared effective following SEC review (with effectiveness and CEF availability currently expected no earlier than late-October 2023); and

‒	restrictions on issuance of MergeCo Shares under the CEF, including a clause providing that Yorkville must not purchase shares under the CEF beyond an overall ownership of 9.99% of MergeCo (CEF Ownership Restriction).

Depending on the funds available from the SPAC Trust Account, the success of other equity funding initiatives (discussed below) and subject to the CEF Ownership Restriction (which may result in Carbon Revolution having access to materially less than the US$60 million headline figure of the CEF), MergeCo may be required to utilise the full US$60 million of placement capacity under the CEF (assuming it is able to do so) before 30 June 2024;

●	SPAC Trust Account: as at the Last Practicable Date, there is currently approximately US$66.54 million of cash available in the SPAC Trust Account, however, as a result of expected redemptions by Class A SPAC Shareholders in connection with the approval of the Business Combination, the majority of these funds may not be available to the Combined Group following Implementation. Carbon Revolution’s cash flow projections assumes that A$17.5 million will be available from the SPAC Trust Account (based on an aggregate redemption rate of approximately 95% of the Class A SPAC Shares on issue following the SPAC’s IPO). This is discussed further below; and

●	Additional equity funding: Carbon Revolution and the SPAC are seeking further equity funding for the Combined Group in connection with the Transaction, and Craig-Hallum Capital Group LLC has been engaged by the SPAC to act as placement agent and capital markets adviser to support the Combined Group in raising new capital. This funding may be obtained (if at all) either before or after Implementation of the Transaction. The funding, if signed prior to Implementation, is subject to the consent of the SPAC under the Scheme Implementation Deed.

Whilst the form of equity funding has not yet been determined, one form of equity funding which is being sought would involve the issue of non-convertible SEF Preference Shares and SEF Warrants to raise up to US$100 million (Structured Equity Facility). Any funding under the Structured Equity Facility may be available in tranches, with each tranche subject to certain conditions (including, for example, the need to raise further capital from alternative sources or amend the terms of the New Debt Program, which may make receiving funds under the Structured Equity Facility difficult) and the possibility of funds needing to be placed into reserve accounts (that is, Carbon Revolution may be restricted from accessing the funds except for limited purposes, at least until certain conditions are met). Carbon Revolution anticipates that, should a Structured Equity Facility be entered into, the SEF Preference Shares would have a term of up to five years and would be entitled to a fixed rate of dividend between 10% and 15% which may be payable in kind or in cash, minimum return of the greater of an internal rate of return of between 10% and 15% and a multiple of invested capital of 1.5 to 2 times upon redemption (including any prior dividends paid) and a liquidation preference over MergeCo Shares. Should a Structured Equity Facility be entered into, the SEF Preference Shares are expected to have associated board and/or observer appointment rights, negative control rights over certain corporate matters and if MergeCo fails to redeem the SEF Preference Shares by the maturity date, positive control rights to determine certain corporate matters (which may be effected through the appointment to the MergeCo Board of additional directors constituting a majority of directors). Should a Structured Equity Facility be entered into, the SEF Warrants are expected to have a nominal exercise price and when exercised are expected to convert into such number of MergeCo Shares that equals between 15% and 20% of the aggregate number of MergeCo Shares on issue at Implementation (excluding the number of MergeCo Shares received by SPAC Shareholders in exchange for their Class A SPAC Shares) and MergeCo RSUs to be issued pursuant to the Retention Plan and inclusive of the MergeCo Shares issued on exercise of the SEF Warrants. Should a Structured Equity Facility be entered into, depending on the timing and terms of the Structured Equity Facility and any consent required by the SPAC, this financing may be dilutive to CBR shareholders only (if the SPAC provides its consent to such equity financing on the condition that it is not dilutive to SPAC Shareholders and there is therefore a reduction in the number of MergeCo Shares received for each Carbon Revolution Share) or to all MergeCo shareholders. Further information in relation to this is set out below.

Any ordinary equity funding obtained by Carbon Revolution following Implementation will be dilutive to all MergeCo Shareholders.

In the event that agreements in respect of the Structured Equity Facility or any other further funding are signed prior to the Scheme Meeting, Carbon Revolution will issue supplementary disclosure to this Scheme Booklet. For further information on this process, see section 8.4, and for further information on supplementary disclosure, see section 12.10.

4	Transaction costs and cash flow projections

Carbon Revolution had, until 31 August 2023, incurred approximately A$13.6 million in costs to progress the Transaction and from 1 September 2023 expects the Combined Group to incur an additional approximately A$32.8 million of Transaction costs (inclusive of the SPAC’s costs). As not all costs incurred by 31 August 2023 had been paid by 31 August 2023, Carbon Revolution’s cash flow projections expect cash outflows from 1 September 2023 of approximately A$35.7 million in Transaction costs, of which approximately A$4.4 million are expected to be payable prior to Implementation, A$23.4 million on Implementation and A$7.9 million after Implementation.

Furthermore, in the 12 months commencing 1 September 2023, Carbon Revolution projects that the Combined Group will have net cash outflows unrelated to the Transaction of approximately A$78.4 million, being cash inflows from customers (and grants), less operating costs, research and development costs, working capital needs and capital expenditure.

Along with expected cash on hand at Implementation and based on Carbon Revolution’s expectation that there will be A$17.5 million remaining in the SPAC Trust Account following redemptions, 6 the Combined Group will need to raise US$60 million (A$93.0 million) of additional capital through the 12 months commencing 1 September 2023, with US$45 million required to be raised prior to December 2023 to maintain sufficient cash on hand to comply with liquidity covenants under the New Debt Program, to cover the above net cash outflows and to allow the Combined Group to continue as a going concern through to the end of the period covered by the cash flow projection (31 August 2024). It is expected that this equity funding will be sourced at or following Implementation from a combination of the additional equity funding being sought by Carbon Revolution and the SPAC (discussed above), and the CEF.

6 Reflects Carbon Revolution’s expectation of an aggregate redemption rate of approximately 95% of the Class A SPAC Shares on issue following the SPAC’s IPO.

The latest Cash Flow Projection assumes that completion of the Transaction will occur in October 2023 and that the Company will be funded to completion of the Transaction and comply with the liquidity covenant under the New Debt Program, including with the support from customers in the form of earlier payments for shipped wheels than under normal business terms, or other customer liquidity support, and careful management of capital expenditures.

In relation to the expected A$23.4 million of Transaction costs otherwise payable on Implementation, Carbon Revolution has assumed that, if MergeCo is unable to raise sufficient additional equity funding prior to or at Implementation, a significant majority of these costs will be deferred by agreement between Carbon Revolution and the SPAC and various transaction advisers for the amount and time period necessary to ensure sufficient liquidity is obtained and no covenants are breached (Transaction Cost Deferrals). Carbon Revolution and the SPAC must work with the relevant advisers to obtain these deferrals. At the Last Practicable Date, while no agreements have been reached, the majority (approximately 90% in amount) of the relevant advisers have indicated in writing they are willing to work with Carbon Revolution and the SPAC to seek to agree terms on which payments can be deferred if a sufficient additional equity funding is not obtained before such payments become due.

If the Company obtains the necessary Transaction Cost Deferrals or reaches the view that it cannot or is not required to do so, it will announce this to the ASX and on the Carbon Revolution website in order to make the information available to Carbon Revolution Shareholders for their consideration prior to the Scheme Meeting and General Meeting.

For further information in relation to the Combined Group’s cash flow projections, including risks associated with the cash flow projections, see section 5.7.

5	Scheme of arrangement and Capital Reduction

If the Scheme becomes Effective, on the Implementation Date all of the Carbon Revolution Shares and all the rights and entitlements attaching to them as at the Implementation Date will be cancelled by way of a capital reduction under section 256B of the Corporations Act. In exchange, MergeCo will issue the Scheme Consideration (expected to be 0.0877 MergeCo Shares for each Carbon Revolution Share, and assuming no agreement for further equity is executed by Carbon Revolution or MergeCo prior to Implementation)7 to Carbon Revolution Shareholders. Carbon Revolution will then immediately issue one Carbon Revolution Share to MergeCo. This will result in Carbon Revolution becoming a wholly owned subsidiary of MergeCo and Carbon Revolution Shareholders becoming shareholders in MergeCo. This will occur in accordance with the terms of the Scheme and the Deed Poll. For a structure diagram for the Combined Group following Implementation, please see section 7.1(c).

7 For further information see section 4.2(a).

For Ineligible Foreign Shareholders, the MergeCo Shares that would otherwise be issued to them may be issued to the Sale Agent. The Sale Agent will then sell or procure the sale of all of the MergeCo Shares issued to it and remit the sale proceeds into the Scheme Trust Account for payment by MergeCo to the Ineligible Foreign Shareholders pro rata to their holding of Carbon Revolution Shares relative to the total holdings of all Ineligible Foreign Shareholders.

6	Business Combination and SPAC Redemptions

If the Business Combination is implemented, the SPAC and Merger Sub will ‘merge’ under Cayman Islands law (given both entities are incorporated in the Cayman Islands), with Merger Sub surviving the merger as a wholly owned subsidiary of MergeCo, and becoming the owner of all the SPAC’s assets and liabilities, consisting primarily of the funds available in the SPAC Trust Account that are not required to meet redemption requests by Class A SPAC Shareholders. In connection with this merger, existing SPAC Shareholders who have not elected to redeem their Class A SPAC Shares will receive MergeCo Shares in exchange for their existing SPAC Shares, and MergeCo Warrants in exchange for their existing SPAC Warrants, each on a one for one basis. Importantly, the MergeCo Warrants will be issued to SPAC Shareholders in exchange for their SPAC Warrants regardless of whether or not those SPAC Shareholders redeemed their SPAC Class A Shares.

The Business Combination is subject to approval of SPAC Shareholders (including both Class A SPAC Shareholders and SPAC Founder Shareholders) and the Scheme and Capital Reduction proceeding.

Furthermore, the SPAC Articles require the SPAC to provide all holders of Class A SPAC Shares with the opportunity to redeem all or a portion of their Class A SPAC Shares in connection with both the Extension Approval and the Business Combination, with all shares redeemed entitled to a pro-rata share of the funds available in the SPAC Trust Account. In respect of the Extension Approval, the redemption rate of Class A SPAC Shareholders in connection with the vote on the Extension Approval was 70.6%, leaving approximately US$66.54 million in the SPAC Trust Account as at the Last Practicable Date. This redemption right may also be exercised by Class A SPAC Shareholders in connection with the Business Combination vote from the period commencing from when the Registration Statement is declared effective by the SEC (which is currently expected to occur on 6 September 2023 (New York time)) until two business days prior to the date of the SPAC Shareholder Meeting (which is currently expected to be held on 26 September 2023 (New York time) subject to the SEC declaring the Registration Statement effective on the date expected) which would allow Carbon Revolution Shareholders time to consider the rate of redemption of Class A SPAC Shares and the resulting funds available to the Combined Group from the SPAC Trust Account.

Carbon Revolution Shareholders are expected to be informed of the effectiveness of the Registration Statement and the date of the SPAC Shareholder Meeting via an ASX announcement and announcement on Carbon Revolution’s website.

Based on market experience with other special purpose acquisition companies, it is expected that the aggregate redemption rate of the Class A SPAC Shares (relative to the number of Class A SPAC Shares on issue following the SPAC IPO and inclusive of the redemptions that have already occurred) will be in the range of 90%–100% which would leave between US$22,626,323.958 and nil funds available from the SPAC Trust Account at Implementation (without deducting funds used to pay Transaction Costs). Carbon Revolution’s cash flow projections assume an aggregate redemption rate (based on the total Class A SPAC Shares on issue after the SPAC’s IPO and inclusive of the redemptions that have already occurred) of approximately 95%, resulting in an inflow of cash of approximately A$17.5 million from the SPAC Trust Account upon Implementation of the Transaction. However, the final redemption rate and funds available to the Combined Group from the SPAC Trust Account will not be known until the conclusion of the SPAC Shareholder Meeting. Once the redemption rate is known, Carbon Revolution will announce it to the ASX and on the Carbon Revolution website in order to make the redemption information available to Carbon Revolution Shareholders for their consideration prior to the Scheme Meeting and General Meeting. However, this Scheme Booklet and the Independent Expert’s Report have both been prepared in contemplation of up to 100% redemptions, and the Directors’ recommendation and Independent Expert’s conclusion (both discussed further below) do not change regardless of the redemption rate.

8 Based on the official balance of the SPAC Trust Account as at the Last Practicable Date.

7	Conditions to Implementation

The Transaction can only proceed if the Scheme, Capital Reduction and Business Combination are each approved by the relevant shareholders.

The Scheme can only proceed if the Requisite Majorities of Carbon Revolution Shareholders approve the Scheme Resolution. This requires more than 50% of shareholders present and voting and at least 75% of votes cast at the Scheme Meeting to be in favour of the Scheme. The Scheme of arrangement also requires Court approval.

The Capital Reduction can only proceed if an ordinary majority of Carbon Revolution Shareholders approve the Capital Reduction Resolution. This requires more than 50% of votes cast at the General Meeting to be in favour of the Capital Reduction.

If either the Capital Reduction or Scheme is approved by Carbon Revolution Shareholders, but not the other, the Transaction will not proceed.

The Business Combination can only proceed if approved by SPAC Shareholders. This requires both adoption of the Business Combination Agreement and the Scheme Implementation Deed, as well as approval of the Business Combination itself. These two approvals require:

●	in respect of adopting the Business Combination Agreement, the affirmative vote of the holders of at least a majority of the issued SPAC Shares who are present in person or represented by proxy and entitled to vote thereon and who vote at the SPAC Shareholder Meeting; and

●	in respect of approving the procedure by which the Business Combination is to occur, the affirmative vote of the holders of at least a two-thirds majority of the issued SPAC Shares who are present in person or represented by proxy and entitled to vote thereon and who vote at the SPAC Shareholder Meeting.

Both proposals must be approved by the SPAC Shareholders in order for the Business Combination to proceed.

As of the date of this Scheme Booklet, the SPAC Founder Shareholders have agreed to vote any Class B SPAC Shares owned by them in favour of the Business Combination, which collectively account for 46% of the issued and outstanding SPAC Shares.

In addition to the shareholder approvals required, there are a range of other conditions to the Transaction, including Court approval, MergeCo’s Registration Statement (required under US securities laws for the offer of MergeCo Shares by MergeCo) becoming effective (which is currently expected to occur on 6 September 2023 (New York time)) and NYSE approving the listing of MergeCo on NYSE American. Should any of the conditions not be satisfied or waived, the Transaction will not proceed.

In connection with these conditions, MergeCo has filed a “registration statement” on Form F-4 with the US Securities and Exchange Commission (SEC) to permit the offer of its shares to Carbon Revolution Shareholders and SPAC Shareholders under the Transaction, which is currently subject to review by the SEC. It is anticipated that the Registration Statement will be “declared effective” by the SEC and the final prospectus and proxy statement contained therein will be filed with the SEC on 6 September 2023 (New York time). Furthermore, MergeCo has sought the listing of its shares on NYSE American in connection with the Transaction. As noted above, the Transaction will not proceed if the Registration Statement does not become effective or if NYSE does not agree to list MergeCo. Carbon Revolution Shareholders may obtain further information about MergeCo by reading the Registration Statement, when available, free of charge at the SEC’s website at www.sec.gov.

Carbon Revolution Shareholders are expected to be informed of the effectiveness of the Registration Statement and the date of the SPAC Shareholder Meeting via an ASX announcement and announcement on Carbon Revolution’s website.

8	Capital Structure following Implementation

As discussed above, the Transaction will result in Carbon Revolution Shareholders and SPAC Shareholders owning MergeCo Shares. The SPAC Shareholders will consist of Class A SPAC Shareholders (who do not redeem their Class A SPAC Shares), the SPAC Founder Shareholders (primarily Twin Ridge Capital Sponsor, LLC) and DDGN Advisors (an associate of Gregory Ethridge and Nicholas Petruska).9

Assuming no further redemptions by Class A SPAC Shareholders beyond those in connection with the Extension Approval and any agreements in respect of potential further equity funding are not entered into prior to Implementation, immediately following Implementation, of the MergeCo Shares on issue:

●	Carbon Revolution Shareholders are expected to own 62.34%;

●	Class A SPAC Shareholders are expected to own 20.92%;

●	the SPAC Founder Shareholders are expected to own 5.51%;

●	DDGN Advisors is expected to own 11.18%; and

●	Yorkville is expected to own 0.05%.[10]

Assuming 100% redemptions by Class A SPAC Shareholders in connection with approval of the Business Combination and any agreements in respect of potential further equity funding are not entered into prior to Implementation, immediately following Implementation, of the MergeCo Shares on issue:

●	Carbon Revolution Shareholders are expected to own 78.83%;

●	Class A SPAC Shareholders are expected to own 0%;

9 For further information regarding how DDGN Advisors obtains its shares, see section 6.1(e).

10 Reflects MergeCo Shares issued as the ‘commitment fee’ to secure the CEF, but no further shares issued under the CEF.

●	the SPAC Founder Shareholders are expected to own 6.97%;

●	DDGN Advisors is expected to own 14.14%; and

●	Yorkville is expected to own 0.06%.[11]

For further information on the capital structure of MergeCo immediately following Implementation of the Transaction, see section 7.2.

5,859,840 MergeCo Shares (being 19.6% of the MergeCo Shares on issue immediately following Implementation in a no redemption scenario and 24.7% of the MergeCo Shares on issue immediately following Implementation in a 100% redemption scenario in each case assuming that any additional funding is not obtained prior to Implementation) will be subject to lock-up arrangements for 180 days following Implementation preventing these shares from being disposed. These 5,859,840 MergeCo Shares will be held by MergeCo Directors, certain members of management, the SPAC Founder Shareholders and DDGN Advisors. For more information on these arrangements please see section 12.4.

Following Implementation, MergeCo is expected to have in place employee incentive arrangements which will further dilute MergeCo Shareholders. This will initially consist of retention grants of MergeCo RSUs to key personnel equal to 5% of the aggregate number of MergeCo Shares on issue at Implementation (including MergeCo Shares that may be issued in any additional equity funding occurring by way of issue of MergeCo Shares that completes on or prior to Implementation as well as any MergeCo Shares that may subsequently be issued on exercise of the SEF Warrants). In addition, new ordinary course employee and director incentive arrangements under the MergeCo Incentive Equity Plan will entitle the MergeCo Board to issue MergeCo Incentive Securities representing up to a further 8% of the aggregate number of MergeCo Shares on issue at Implementation (including MergeCo Shares that may be issued in any additional equity funding occurring by way of issue of MergeCo Shares that completes on or prior to Implementation as well as any MergeCo Shares that may subsequently be issued on exercise of the SEF Warrants) and this may be increased by up to a further 5% each calendar year commencing on 1 January 2024 (based on the MergeCo Shares on issue at the end of the previous year) for the remaining term of the MergeCo Incentive Equity Plan (which ends 10 years from the date immediately prior to the Implementation Date) (the ‘evergreen’ arrangements). For further information on the incentive arrangements, see section 7.7.

Furthermore, MergeCo will have on issue up to 12,210,780 MergeCo Warrants.12 Assuming these warrants are all exercised post Implementation, the proposed Structured Equity Facility (but not any other potential further equity funding) is entered into prior to Implementation (and the SPAC consents to this on the basis it is not dilutive to the SPAC Shareholders)13 and the SEF Warrants exercised14, the MergeCo RSUs issued under the Retention Plan vest, the MergeCo Incentive Securities representing the cap of 8% referred to above are issued under the MergeCo Incentive Equity Plan15 and vest or convert into MergeCo Shares (as applicable) and the other MergeCo Shareholdings are otherwise held constant, under a no further redemption scenario, of the MergeCo Shares on issue, Carbon Revolution Shareholders would be expected to own 30.97%, Class A SPAC Shareholders 13.61%, the SPAC Founder Shareholders 3.58%, DDGN Advisors 7.27%, Yorkville 0.03%,16 holders of MergeCo Warrants 26.51%, the holders of SEF Warrants 9.57% and the holders of MergeCo RSUs and MergeCo Incentive Securities 8.45%. In a full redemption scenario, these holding percentages would be 36.74%, 0%, 4.23%, 8.59%, 0.04%,17 31.33%, 11.17% and 7.9% respectively.

11 Reflects MergeCo Shares issued as the ‘commitment fee’ to secure the CEF, but no further shares issued under the CEF.

12 Represents maximum number of MergeCo Warrants on issue at Implementation (being 5,107,842 SPAC Private Placement Warrants plus 7,102,938 SPAC Public Warrants sold as part of the IPO of the SPAC, each exchanged for MergeCo Warrants on a 1:1 basis). The number of SPAC Public Warrants may decrease between the date of this Scheme Booklet and Implementation due to the forfeiture of fractional entitlements to SPAC Public Warrants in connection with the separation of units sold as part of the IPO of the SPAC, each consisting of one Class A SPAC Share and one-third of one SPAC Public Warrant. Please refer to section 6.1 and 6.5 for further information. As at the Last Practicable Date, the number of SPAC Public Warrants was 7,102,900.

13 As discussed in section 1 of this letter, the SPAC’s consent will be required to enter into documents to give effect to any Structured Equity Facility prior to Implementation, and this consent may only be provided on the condition SPAC Shareholders are not diluted. If this occurs each Carbon Revolution Share may be exchanged for as low as 0.0670 MergeCo Shares.

14 The MergeCo Warrants have an exercise price of US$11.50 per MergeCo Share and as such it is likely they will only be exercised should the MergeCo Share price trade higher than US$11.50 following Implementation. Assuming all MergeCo Warrants are exercised in this scenario, approximately US$140,423,970 will be contributed to the capital of MergeCo. Any SEF Warrants will likely have a nominal exercise price so are highly likely to be exercised should a Structured Equity Facility be entered into. The calculations assume that SEF Warrants represent 17.5% of the of the aggregate number of MergeCo Shares on issue at Implementation (excluding MergeCo Shares received by SPAC Shareholders in exchange for their Class A SPAC Shares) and MergeCo RSUs to be issued pursuant to the Retention Plan, inclusive of the MergeCo Shares issued on exercise of the SEF Warrants. This is the mid-point of the 15–20% range for SEF Warrants, as discussed further in section 8.4.

15 The following shareholdings exclude the operation of the ‘evergreen’ arrangements described above.

16 Reflects MergeCo Shares issued as the ‘commitment fee’ to secure the facility, but no further shares issued under the CEF.

17 Reflects MergeCo Shares issued as the ‘commitment fee’ to secure the facility, but no further shares issued under the CEF.

If the proposed Structured Equity Facility is entered into, it is anticipated MergeCo will also have non-convertible SEF Preference Shares on issue on or after the Implementation Date.

Further dilution of MergeCo Shareholders (including Carbon Revolution Shareholders who become MergeCo Shareholders by virtue of the Transaction) may occur if additional equity funding (instead of or in addition to the Structured Equity Facility) is obtained by MergeCo and likely further dilution arises due to the possibility of the CEF being utilised by MergeCo (if the CEF Ownership Restriction does not prevent it, MergeCo expects to utilise the full US$60 million of placement capacity under the CEF by 30 June 2024 in the event it does not obtain sufficient other additional equity funding). Given any issue of MergeCo Shares under the CEF is at the discretion of the MergeCo Board and the issue price of MergeCo Shares under the CEF is not known, the percentage of MergeCo Shares held by Yorkville set out above reflects only those shares issued as the ‘commitment fee’ to secure the facility, but no further shares issued under the CEF. Please refer to section 7.3 which illustrates the potential capital structure of MergeCo under various share price and CEF issuance scenarios for more information on the potential dilutive impact of the CEF.

9	Intentions for the Combined Group following Implementation

MergeCo intends that post-Implementation, the Combined Group will operate in accordance with the current strategy and direction of Carbon Revolution. As such, as at the date of this Scheme Booklet, following Implementation, it is MergeCo’s intention that there will be no major changes to the business of Carbon Revolution, including any redeployment of any fixed assets or employees of Carbon Revolution.

It is intended that at Implementation, the Carbon Revolution non-executive directors will be appointed to the MergeCo Board (Jake Dingle is already on the MergeCo Board), as will 4 additional independent non-executive directors who will bring significant additional expertise to the MergeCo Board. It is anticipated one or more additional directors may be appointed under the proposed Structured Equity Facility should it be entered into and other additional equity funding may result in the grant of director appointment rights.

10	Carbon Revolution Directors’ recommendation

Section 1 of this Scheme Booklet provides Carbon Revolution Shareholders with the key considerations relevant to voting on the Scheme and Capital Reduction. Section 10 sets out some of the general risks, Carbon Revolution risks, Scheme and Business Combination risks and MergeCo risks that Carbon Revolution Shareholders should consider. These matters are summarised in section 11 of this letter.

Having considered these, your Directors unanimously recommend that you vote in favour of the Scheme and the Capital Reduction, in the absence of a Superior Proposal and subject to the Independent Expert continuing to conclude that the Scheme and the Capital Reduction are in the best interests of Carbon Revolution Shareholders.

Subject to the same conditions, each Carbon Revolution Director intends to vote all their Carbon Revolution Shares in favour of the Scheme and the Capital Reduction.

In reaching this conclusion, the Carbon Revolution Directors have had regard to the funding the Transaction provides to the Carbon Revolution Business in circumstances where there currently do not appear to be any other feasible funding opportunities available to the Company. In particular, if Implementation of the Transaction does not occur:

●	any funds left in the SPAC Trust Account following redemptions, any funds available from the CEF (subject to the CEF Ownership Restriction) and any funds obtained through any additional equity funding, including if entered into, the Structured Equity Facility will not be available (except to the extent the arrangements can be re-negotiated); and

●	on or before 30 October 2023, the New Debt Program will require early repayment of the principal and all accrued interest plus payment of a fee of 7% of the principal to the Servicer (unless the terms of the New Debt Program can be renegotiated). In the event this payment was required and not made, the Servicer may exercise rights available to it under the New Debt Program, including the enforcement of security provided to it over substantially all of Carbon Revolution’s assets (including substantially all of its intellectual property) in connection with the New Debt Program.

As such, if the Transaction does not proceed, Carbon Revolution Directors may be forced to place Carbon Revolution into liquidation or voluntary administration if an alternative course of action (eg seeking to negotiate amendments to the terms of the New Debt Program coupled with conducting a substantial capital raising on terms which may not be favourable to shareholders (and which may take the form of an IPO and capital raising in the US) or securing a new financier or finding a purchaser of Carbon Revolution) does not become available in a short time period. In particular, if at any time the amount under the New Debt Program became repayable as a result of the deadline under the New Debt Program being reached and Carbon Revolution cannot repay the amount owed under the New Debt Program, the Carbon Revolution Board would appoint voluntary administrators to the Company to determine the best pathway forward for stakeholders. At this point, the counterparties to the New Debt Program would be entitled to exercise their rights under the New Debt Program, including the enforcement of security provided to it over substantially all of Carbon Revolution’s assets (including substantially all of its intellectual property) in connection with the New Debt Program. If this were to occur, Carbon Revolution Shareholders may receive minimal or no return on their Carbon Revolution Shares.

GIVEN THE LIMITED FUNDS CURRENTLY AVAILABLE TO CARBON REVOLUTION AND THE EXTENSIVE PROCESS ALREADY UNDERTAKEN TO SOURCE FUNDS, EVEN IF APPROPRIATE AMENDMENTS WERE OBTAINED IN RESPECT OF THE NEW DEBT PROGRAM, THE CARBON REVOLUTION BOARD MAY DETERMINE THAT IT IS NOT VIABLE TO PURSUE AN ALTERNATIVE TRANSACTION. THE PROSPECT OF ANY ALTERNATIVE TRANSACTION CONTAINS SIGNIFICANT UNCERTAINTY AS TO BOTH THE ABILITY TO ACHIEVE THE TRANSACTION AND THE TERMS ON WHICH IT WOULD BE UNDERTAKEN. ANY SUCH TRANSACTION MAY BE SIGNIFICANTLY MORE DILUTIVE OR OTHERWISE ONEROUS FOR CARBON REVOLUTION SHAREHOLDERS COMPARED TO THE CURRENT TRANSACTION.

Refer to section 4.4 for more information.

The interests of the Carbon Revolution Directors, including the benefits they will receive on or in connection with the Scheme becoming Effective, are disclosed in sections 7.6, 7.7, 12.1, 12.2 and 12.3.18 Carbon Revolution Shareholders should have regard to these interests when considering how to vote on the Scheme and the Capital Reduction, including the Carbon Revolution Directors’ recommendation on the Scheme, which appears throughout this Scheme Booklet.

11	Key considerations and risks

As discussed above, in reaching the unanimous recommendation that you vote in favour of the Scheme and the Capital Reduction, in the absence of a Superior Proposal and subject to the Independent Expert continuing to conclude that the Scheme and the Capital Reduction are in the best interests of Carbon Revolution Shareholders,19 the Carbon Revolution Directors have had regard to the key considerations and risks set out in sections 1 and 10, some of which are summarised below:

18 The Carbon Revolution Board has determined that subject to the Scheme becoming Effective: (i) 298,594 unvested rights granted to Mr Jake Dingle will vest and automatically convert into Carbon Revolution Shares on the Scheme Record Date; and (ii) the restrictions on the 28,226 restricted shares held by Mr James Douglas and 14,807 restricted shares held by Ms Lucia Cade under the NED Sacrifice Plan will cease (see section 12.2 for further details). Further, it is anticipated that following Implementation, the MergeCo Board will implement changes to the compensation arrangements for Non-Executive Directors, which includes proposed one off grants of MergeCo RSUs worth US$250,000 to Mr James Douglas and US$200,000 to the other Non-Executive Directors and subsequent annual grants of MergeCo RSUs worth US$150,000 to the Chair of MergeCo and US$120,000 to the other Non-Executive Directors of MergeCo along with reductions to cash compensation (subject to the discretion of the MergeCo Board to make cash payments in lieu of such grants of RSU in full or in part)] (see sections 7.6 and 7.7 for further details). Whilst no changes to the compensation arrangements of Mr Jake Dingle have been determined, Mr Jake Dingle is expected to be granted approximately up to 449,318 MergeCo RSUs as a one-off retention award as part of the initial retention grant arrangements referred to in section 8 of this letter (see section 7.7 for further details) and Jake Dingle may be granted MergeCo Incentive Securities or paid cash by MergeCo pursuant to his award under Carbon Revolutions FY23 STI (see section 12.2(e) for further details). Carbon Revolution Shareholders should have regard to these matters when considering their respective recommendations of on the Scheme.

19 The Carbon Revolution Board has determined that subject to the Scheme becoming Effective: (i) 298,594 unvested rights granted to Mr Jake Dingle will vest and automatically convert into Carbon Revolution Shares on the Scheme Record Date; and (ii) the restrictions on the 28,226 restricted shares held by Mr James Douglas and 14,807 restricted shares held by Ms Lucia Cade under the NED Sacrifice Plan will cease (see section 12.2 for further details). Further, it is anticipated that following Implementation, the MergeCo Board will implement changes to the compensation arrangements for Non-Executive Directors, which includes proposed one off grants of MergeCo RSUs worth US$250,000 to Mr James Douglas and US$200,000 to the other Non-Executive Directors and subsequent annual grants of MergeCo RSUs worth US$150,000 to the Chair of MergeCo and US$120,000 to the other Non-Executive Directors of MergeCo along with reductions to cash compensation (subject to the discretion of the MergeCo Board to make cash payments in lieu of such grants of RSU in full or in part) (see sections 7.6 and 7.7 for further details). Whilst no changes to the compensation arrangements of Mr Jake Dingle have been determined, Mr Jake Dingle is expected to be granted approximately up to 449,318 MergeCo RSUs as a one-off retention award as part of the initial retention grant arrangements referred to in section 8 of this letter (see section 7.7 for further details) and Jake Dingle may be granted MergeCo Incentive Securities or paid cash by MergeCo pursuant to his award under Carbon Revolution’s FY23 STI (see section 12.2(e) for further details). Carbon Revolution Shareholders should have regard to these matters when considering their respective recommendations of on the Scheme.

Advantages

●	The Independent Expert has concluded that the Scheme and Capital Reduction are not fair but reasonable and in Carbon Revolution Shareholders’ best interests.

●	The Transaction is intended to provide the Combined Group with access to funding and Carbon Revolution is unlikely to be able to continue operating without the access to funding and funding opportunities provided by the Transaction.

●	The Transaction will result in the Carbon Revolution Business having increased exposure to larger and more diverse investors and improved liquidity in the US market.

●	No Superior Proposal has emerged.

Disadvantages

●	Carbon Revolution Shareholders’ investment in the Carbon Revolution Business will be substantially diluted.

●	The price of MergeCo Shares may trade down, impacting Carbon Revolution Shareholders’ actual returns.

●	Redemptions by SPAC Shareholders may mean that little or no cash is available to the Combined Group from the SPAC Trust Account in connection with the Scheme and may mean no liquid market for MergeCo Shares develops.

●	If MergeCo Shares are accepted for listing on NYSE American they may later be de-listed from NYSE American.

●	There will be a change in the profile of the investment of Carbon Revolution Shareholders’ (who will become shareholders in a US listed Irish incorporated company).

●	There may be negative tax implications for some Carbon Revolution Shareholders for the cancellation of Carbon Revolution Shares pursuant to the Transaction, and holding MergeCo Shares may have different tax implications that may not be attractive to some Carbon Revolution Shareholders.

●	Implementation of the Transaction will expose the Carbon Revolution Business to a more litigious and expensive environment.

●	Carbon Revolution Shareholders may consider the funding arrangements which are contingent on Implementation of the Transaction are overly onerous or dilutive. Similarly, Carbon Revolution Shareholders may consider that the Transaction costs that are contingent on Implementation of the Transaction are overly high.

●	If Implementation occurs, Carbon Revolution is likely to pay stamp duty in Victoria.

Section 1 of this Scheme Booklet provides Carbon Revolution Shareholders with the key considerations relevant to voting on the Scheme and Capital Reduction and Carbon Revolution Shareholders are encouraged to read this in detail.

Significant Transaction and MergeCo risks

●	If the Scheme is not implemented, Carbon Revolution would have until 30 October 2023 to seek to renegotiate the terms of the New Debt Program. If it cannot do so the amount owed under the New Debt Program becomes repayable and if Carbon Revolution cannot repay the amount, the Carbon Revolution Board will place the Company into voluntary administration and the Servicer may exercise its rights under the New Debt Program, including the enforcement of security provided to it over substantially all of Carbon Revolution’s assets (including substantially all of its intellectual property). If this were to occur, Carbon Revolution Shareholders may receive minimal or no return on their Carbon Revolution Shares.

●	The Transaction will not proceed and the funding available to the Combined Group in connection with the Transaction may be required to be repaid or will not be received, if sufficient SPAC Shareholders do not vote in favour of the Business Combination.

●	If the Transaction is significantly delayed, Carbon Revolution may not have enough funds to continue operating until Implementation.

●	Trading in NYSE American listed securities may differ from trading in ASX listed securities from a practical perspective and holdings of MergeCo Shares may be subject to the Irish tax regime.

●	An investment in MergeCo will be subject to further dilution, including through exercise of warrants, as a result of issues under the CEF or future fundraisings.

Section 10 sets out some of the general risks, Carbon Revolution risks, Scheme and Business Combination risks and MergeCo risks that Carbon Revolution Shareholders should consider.

12	Independent Expert’s opinion

The Carbon Revolution Directors appointed Grant Thornton Corporate Finance Pty Ltd as the Independent Expert to assess the merits of the Scheme. The Independent Expert has concluded that the Scheme and the Capital Reduction is not fair but reasonable and in the best interests of Carbon Revolution Shareholders, in the absence of a Superior Proposal.

A copy of the Independent Expert’s Report is included in Annexure 1.

13	What should you do?

Voting

The Scheme can only be implemented if approved by Carbon Revolution Shareholders at the Scheme Meeting, which is scheduled in-person at Anglesea Room, Waurn Ponds Estate, Nicol Drive South, Waurn Ponds VIC 3216 and virtually at https://meetings.linkgroup.com/cbrscheme23 at 1.00pm (Melbourne time) on 9 October 2023.

The Capital Reduction can only be implemented if approved by Carbon Revolution Shareholders at the General Meeting, which is scheduled in-person at Anglesea Room, Waurn Ponds Estate, Nicol Drive South, Waurn Ponds VIC 3216 and virtually at https://meetings.linkgroup.com/CBRGM23 at 1.30pm (Melbourne time) (or at the conclusion or adjournment of the Scheme Meeting, whichever is later) on 9 October 2023.

The Scheme, Capital Reduction and Business Combination are inter-conditional, and none of them will proceed unless all of them are approved.

Your vote is important and I encourage you to vote by attending the Scheme Meeting and General Meeting, or alternatively by completing the proxy forms accompanying this Scheme Booklet.

If you wish for the Transaction to proceed, it is important that you vote in favour of the Scheme and the Capital Reduction so that they are approved.

Decide how you would like to hold and trade MergeCo Shares

The method for receiving MergeCo Shares on Implementation, and whether or not you can trade them shortly after Implementation through NYSE American, will depend on whether or not you make a DTC Election.

If you do make a valid DTC Election and have a nominated DTC Participant (a broker which has US securities exchange trading ability) receive your MergeCo Shares on your behalf, you will hold them through your nominated DTC Participant and be able to trade them on NYSE American in a manner which is broadly consistent with the way Carbon Revolution Shares can currently be held through a brokerage account. There are differences however as well as costs involved, and you should consider the detail provided elsewhere in this booklet to determine whether this is the right choice for you. You may also wish to consult with your existing broker, accountant, financial adviser or other professional adviser on how to identify a DTC Participant or the implications and practicalities of holding or not holding MergeCo Shares through a DTC Participant.

If you wish to make a DTC Election, you will need to establish an account with a DTC Participant, make a DTC Election by 5.00pm on 9 October 2023 and provide instructions to your DTC Participant to input the necessary Deposit or Withdrawal at Custodian (DWAC) instruction to receive your MergeCo Shares within four business days of the Implementation Date. You should check with your DTC Participant whether there are fees involved.

If you do not make a DTC Election (or your elected DTC Participant fails to take the steps required steps on your behalf) you will receive any MergeCo Shares received as Scheme Consideration in the Exchange Agent Account (the default option) which, whilst there are no charges, has a number of disadvantages, including an inability to trade MergeCo Shares until they are transferred to be held through a DTC Participant).

For more information on these arrangements and steps, please see sections 3.2, 4.5(f) and 7.12.

14	Further information

You should carefully read this Scheme Booklet in its entirety before making any decision in relation to the Scheme and the Capital Reduction.

If you have any questions, please contact the Carbon Revolution Shareholder Information Line on 1800 881 047 (within Australia) or +61 1800 881 047 (outside Australia), between 9.00am and 5.00pm (Melbourne time), Monday to Friday.

If you are in any doubt as to what you should do, please consult your legal, financial, tax or other professional adviser without delay.

On behalf of the Carbon Revolution Board, I would like to take this opportunity to thank you for your continued support of Carbon Revolution.

Yours sincerely,

James Douglas

Independent Non-Executive Chair

Carbon Revolution Limited

Key dates

Event	Time and date
First Court Date	6 September 2023
Date of this Scheme Booklet	6 September 2023
Expected SPAC redemption deadline[20]	22 September 2023 (New York time)
Expected SPAC Shareholder Meeting to approve the Business Combination	26 September 2023 (New York time)
Expected dates on which Carbon Revolution releases ASX announcement(s) containing maximum and final redemption figures from Class A SPAC Shareholders	25-27 September 2023 (Melbourne time)
Latest time and date for receipt of proxy forms or powers of attorney by the Carbon Revolution Share Registry for the Scheme Meeting and General Meeting	1.30pm (Melbourne time) on 7 October 2023
Time and date for determining eligibility to vote at the Scheme Meeting and General Meeting	7.00pm (Melbourne time) on 7 October 2023
Scheme Meeting	1.00pm (Melbourne time) on 9 October 2023
General Meeting	1.30pm (Melbourne time) (or at the conclusion or adjournment of the Scheme Meeting, whichever is later) on 9 October 2023
DTC Election Date	5.00pm (Melbourne time) on 9 October 2023

20 This is the final date by which Class A SPAC Shareholders can redeem their shares in exchange for a pro rata portion of the SPAC Trust Account. After this and prior to the meeting of SPAC Shareholders, Class A SPAC Shareholders can reverse their redemption requests.

1	Key considerations relevant to your vote

Event	Time and date
If the Scheme and Capital Reduction are approved by Carbon Revolution Shareholders
Court hearing to approve the Scheme (Second Court Date)	11 October 2023

Effective Date

Court order lodged with ASIC and announcement to ASX

Last day of trading in Carbon Revolution Shares – Carbon Revolution Shares will be suspended from trading on ASX from close of trading

12 October 2023
Scheme Record Date (for determining entitlements to Scheme Consideration)	7.00pm (Melbourne time) on 16 October 2023
Implementation Date Provision of Scheme Consideration	23 October 2023

All times and dates in the above timetable are references to the time and date in Melbourne, Australia unless otherwise stated and all such times and dates are subject to change. Any changes to the timetable will be announced by Carbon Revolution to the ASX.

1	Key considerations relevant to your vote

1.1	Why you should vote in favour of the Scheme and Capital Reduction

(a)	The Carbon Revolution Directors unanimously recommend that you vote in favour of the Scheme and Capital Reduction, in the absence of a Superior Proposal and subject to the Independent Expert continuing to conclude that the Scheme and Capital Reduction are in the best interests of Carbon Revolution Shareholders

The Carbon Revolution Directors unanimously recommend that Carbon Revolution Shareholders vote in favour of the Scheme and Capital Reduction, in the absence of a Superior Proposal and subject to the Independent Expert continuing to conclude that the Scheme and Capital Reduction are in Carbon Revolution Shareholders’ best interests.

Subject to those same qualifications, each Carbon Revolution Director intends to vote, or cause to be voted, all Carbon Revolution Shares held by them in favour of the Scheme and Capital Reduction.

In reaching their recommendation, the Carbon Revolution Directors have assessed the Scheme and Capital Reduction having regard to the reasons to vote in favour of, or against, the Scheme and Capital Reduction, as set out in this Scheme Booklet.

The interests of the Carbon Revolution Directors, including the benefits they will receive on or in connection with the Scheme becoming Effective, are disclosed in sections 7.6, 7.7, 12.1, 12.2 and 12.3.21 Carbon Revolution Shareholders should have regard to these interests when considering how to vote on the Scheme and the Capital Reduction, including the Carbon Revolution Directors’ recommendation on the Scheme, which appears throughout this Scheme Booklet.

(b)	The Independent Expert has concluded that the Scheme and Capital Reduction are not fair but reasonable and in your best interests

The Carbon Revolution Directors appointed Grant Thornton to prepare an Independent Expert’s Report, including an opinion as to whether the Scheme and Capital Reduction are in the best interests of Carbon Revolution Shareholders.

21 The Carbon Revolution Board has determined that subject to the Scheme becoming Effective: (i) 298,594 unvested rights granted to Mr Jake Dingle will vest and automatically convert into Carbon Revolution Shares on the Scheme Record Date; and (ii) the restrictions on the 28,226 restricted shares held by Mr James Douglas and 14,807 restricted shares held by Ms Lucia Cade under the NED Sacrifice Plan will cease (see section 12.2 for further details). Further, it is anticipated that following Implementation, the MergeCo Board will implement changes to the compensation arrangements for Non-Executive Directors, which includes proposed one off grants of MergeCo RSUs worth US$250,000 to Mr James Douglas and US$200,000 to the other Non-Executive Directors and subsequent annual grants of MergeCo RSUs worth US$150,000 to the Chair of MergeCo and US$120,000 to the other Non-Executive Directors of MergeCo along with reductions to cash compensation (subject to the discretion of the MergeCo Board to make cash payments in lieu of such grants of RSU in full or in part) (see sections 7.6 and 7.7 for further details). Whilst no changes to the compensation arrangements of Mr Jake Dingle have been determined, Mr Jake Dingle is expected to be granted approximately up to 449,318 MergeCo RSUs as a one-off retention award (see section 7.7 for further details) and Jake Dingle may be granted MergeCo Incentive Securities or paid cash by MergeCo pursuant to his award under Carbon Revolution’s FY23 STI (see section 12.2(e) for further details). Carbon Revolution Shareholders should have regard to these matters when considering their respective recommendations of on the Scheme.

1	Key considerations relevant to your vote

The Independent Expert has concluded that the Scheme and the Capital Reduction are not fair but reasonable and in the best interests of Carbon Revolution Shareholders.

The key reason which led the Independent Expert to conclude that the Scheme and Capital Reduction is in the best interests of Carbon Revolution Shareholders is that if the Transaction does not proceed, the Carbon Revolution Board may be forced to place Carbon Revolution into liquidation or voluntary administration if an alternative course of action does not emerge in the short term, which the Independent Expert considered to be a remote possibility in the circumstances.

A complete copy of the Independent Expert’s Report is included in Annexure 1 of this Scheme Booklet. The Carbon Revolution Directors encourage you to read this report in its entirety.

(c)	The Transaction is intended to provide the Combined Group with access to funding and Carbon Revolution is unlikely to be able to continue operating without the access to funding and funding opportunities provided by the Transaction

The Transaction is expected to provide the Combined Group with access to funding sources which are required by the Carbon Revolution Business to continue its operations and remain compliant with the liquidity covenant under the New Debt Program. These funding sources and opportunities would not have been available without the Transaction and the contributions made by the Sponsor and DDGN Advisors in identifying such funding opportunities (and in the case of the funding that has been secured, securing such funding).

If Implementation does not occur:

(1)	any funds remaining in the SPAC Trust Account following redemptions as well as funds expected to be derived from the CEF (subject to the CEF Ownership Restriction), and, if entered into, other additional equity funding (including the potential Structured Equity Facility), will not be available (except to the extent the arrangements can be re-negotiated); and

(2)	on or before 30 October 2023, the New Debt Program will require early repayment of the principal and all accrued interest plus payment of a fee of 7% of the principal to the Servicer (unless the terms of the New Debt Program can be renegotiated). In the event this payment was required and not made, the Servicer may exercise rights available to it under the New Debt Program, including the enforcement of security provided to it over substantially all of Carbon Revolution’s assets (including substantially all of its intellectual property) in connection with the New Debt Program.

As such, if the Transaction does not proceed, the Carbon Revolution Directors may be forced to place Carbon Revolution into liquidation or voluntary administration if an alternative course of action (eg seeking to renegotiate amendments to the terms of the New Debt Program coupled with conducting a substantial capital raising on terms which may not be favourable to Carbon Revolution Shareholders (and which may take the form of an IPO and capital raising in the US) or securing an alternative financier and/or finding a purchaser of Carbon Revolution) does not become available in a short time period.

In particular, if at any time the amount under the New Debt Program became repayable as a result of the deadline under the New Debt Program being reached and Carbon Revolution cannot repay the amount owed under the New Debt Program, the Carbon Revolution Board would appoint voluntary administrators to the Company to determine the best pathway forward for stakeholders. At this point, the counterparties to the New Debt Program would be entitled to exercise their rights under the New Debt Program.

1	Key considerations relevant to your vote

GIVEN THE LIMITED FUNDS CURRENTLY AVAILABLE TO CARBON REVOLUTION AND THE EXTENSIVE PROCESS ALREADY UNDERTAKEN TO SOURCE FUNDS, EVEN IF APPROPRIATE AMENDMENTS WERE OBTAINED IN RESPECT OF THE NEW DEBT PROGRAM, THE CARBON REVOLUTION BOARD MAY DETERMINE THAT IT IS NOT VIABLE TO PURSUE AN ALTERNATIVE TRANSACTION. THE PROSPECT OF ANY ALTERNATIVE TRANSACTION CONTAINS SIGNIFICANT UNCERTAINTY AS TO BOTH THE ABILITY TO ACHIEVE THE TRANSACTION AND THE TERMS ON WHICH IT WOULD BE UNDERTAKEN. ANY SUCH TRANSACTION MAY BE SIGNIFICANTLY MORE DILUTIVE OR OTHERWISE ONEROUS FOR CARBON REVOLUTION SHAREHOLDERS COMPARED TO THE CURRENT TRANSACTION.

Refer to section 4.4 for more information.

If liquidation, voluntary administration or enforcement of rights under the New Debt Program were to occur, Carbon Revolution Shareholders may receive minimal or no return on their Carbon Revolution Shares.

The following table summarises the potential funding impacts to the Carbon Revolution Business as a result of the Transaction completing compared to the position should Implementation of the Transaction not occur as a result of Carbon Revolution Shareholders not voting in favour of the Transaction. Given its efforts to raise funding to date, the Carbon Revolution Board considers it unlikely that further funding will be available to Carbon Revolution should the Transaction not complete and Carbon Revolution remains listed on ASX. For further detail on these funding arrangements as well as the expected total funds available to the Combined Group following Implementation, see section 8.

Item	Impact on funding position should the Transaction complete (A$ ‘000s)	Impact on the funding position should the Transaction not complete (A$ ‘000s)
Funds available from SPAC Trust Account on Implementation	$0 – $101,813	$0

No funds will be available from the SPAC Trust Account should the Transaction not complete.

The Carbon Revolution Board expects approximately A$17.5 million available from the SPAC Trust Account should the Transaction complete, based on its review of redemption data for other similar transactions. There is however no guarantee that any funds will be received.

Expected Transaction Costs payable as a result of Implementation	($34,249)	$0

Should the Transaction complete, additional Transaction costs of $34,249 will be incurred (due to certain Transaction costs of Carbon Revolution and the SPAC crystalising on completion and the SPAC forming part of the Combined Group).

Some Transaction costs will be incurred in either scenario prior to Implementation regardless of whether or not the Transaction completes.

1	Key considerations relevant to your vote

Item	Impact on funding position should the Transaction complete (A$ ‘000s)	Impact on the funding position should the Transaction not complete (A$ ‘000s)
Repayment of funds borrowed under the New Debt Program	$0	($99,519)

Should Implementation of the Transaction not occur by 30 October, the Servicer may demand early repayment of the New Debt Program. Early repayment includes principal plus an additional fee equal to 7% of the amount borrowed plus additional interest less restricted cash.

Should the Transaction complete by 30 October 2023, and subject to the Combined Group remaining in compliance with the terms of the New Debt Program and not seeking to refinance the New Debt Program, principal repayments under the program will not commence until 1 December 2024.

Funds available under the CEF	$0 – $93,009	$0

Should Implementation of the Transaction not occur the CEF will be unavailable.

If Implementation occurs, between $0 and $93,009 will be available from the CEF, subject to its terms and in particular the CEF Ownership Restriction. Carbon Revolution expects this restriction may prevent issuance of the full amount under the CEF in some circumstances, in particular if Carbon Revolution seeks to use the full amount of the CEF in a short timeframe and/or if the MergeCo Share price is so low that the CEF Ownership Restriction prevents meaningful use of the CEF.

Proposed Additional Equity Funding	$0 – $93,009	$0

Carbon Revolution and the SPAC are seeking additional equity funding for MergeCo to be available at or following Implementation. Whilst the Carbon Revolution Board expects to obtain this funding, there is no guarantee this will occur.

Given its efforts to raise funding to date, the Carbon Revolution Board considers it unlikely that further funding will be available to Carbon Revolution should the Transaction not complete and Carbon Revolution remains listed on ASX.

1	Key considerations relevant to your vote

Item	Impact on funding position should the Transaction complete (A$ ‘000s)	Impact on the funding position should the Transaction not complete (A$ ‘000s)
Net Impact	($34,249) – $253,582	($99,519)

(d)	Increased exposure to larger and more diverse investors and improved liquidity in the US market

Implementation of the Transaction is expected to expose the Carbon Revolution Business to a larger and more diverse range of investors in the US. Given capital markets in the US are substantially larger than in Australia, the Carbon Revolution Board believes this may result in greater access to lower-cost debt or equity capital from a broader range of investors, including investors that may only be interested in a direct investment in a US listed company. This is anticipated to enable the future growth and development of Carbon Revolution to be financed at a lower cost than it has been to date.

Additionally, the US capital markets are highly liquid and may deliver greater liquidity for MergeCo Shares than the liquidity for Carbon Revolution Shares, subject to: the level of redemptions by Class A SPAC Shareholders (in the case of 100% redemptions, at Implementation the shareholders of MergeCo will consist solely of Carbon Revolution Shareholders, SPAC Founder Shareholders, DDGN Advisors, and Yorkville (via the 15,000 MergeCo shares granted to it under the CEF); the Lock-Up arrangements discussed in section 12.4 which apply for 180 days following Implementation; and the inability to trade MergeCo Shares held through the Exchange Agent Account or directly in registered holder form as discussed in section 7.12.

(e)	No Superior Proposal has emerged

Since the proposed Transaction was announced up until the date of this Scheme Booklet, no Superior Proposal has emerged.

The Carbon Revolution Board is not aware, as at the date of this Scheme Booklet, of any Superior Proposal that is likely to emerge.

1.2	Why you may consider voting against the Scheme

(a)	Your investment in the Carbon Revolution Business will be substantially diluted

If the Scheme is implemented and the Transaction proceeds both Scheme Shareholders and SPAC Shareholders will receive MergeCo Shares. Furthermore, additional funding arrangements (eg the CEF and, if entered into, any additional equity funding arrangements such as the proposed Structured Equity Facility) and the MergeCo Public Warrants may result in the issue of substantial amounts of additional MergeCo Shares (either at the time of Implementation of the Transaction or after it).

These arrangements will dilute the interest of Scheme Shareholders in the underlying business of Carbon Revolution, and this dilution may be substantial. The extent of this dilution is a function of a range of factors, including the future trading prices of MergeCo Shares and the extent to which MergeCo is required to utilise additional equity funding.

1	Key considerations relevant to your vote

For further information on the ownership of MergeCo under different scenarios, see sections 7.2 and 7.3.

Furthermore, although the dilution caused by the issue of MergeCo Shares to Class A SPAC Shareholders and other equity financiers will result in additional funds being available to the Combined Group, the dilution caused by the issue of MergeCo Shares to the SPAC Founder Shareholders and DDGN Advisors will not have made a corresponding direct contribution to the funds available to the Combined Group (noting the Sponsor and DDGN Advisors have assisted Carbon Revolution to identify and secure the funding arrangements referred to in sections 8.1 and 8.2 and to identify the potential funding arrangements referred to in section 8.4).

(b)	The price of MergeCo Shares may trade down, impacting your actual returns

The value that you will receive for your Carbon Revolution Shares ultimately depends on the trading price of MergeCo Shares upon their listing on NYSE American.

Following Implementation, substantial selling of MergeCo Shares may have a materially adverse impact on the price of MergeCo Shares. This will particularly be the case if there are high levels of further redemptions from SPAC Shareholders, if the CEF is utilised and Yorkville engages in short selling of MergeCo Shares or if other equity funding arrangements sought create selling pressure (eg the potential SEF Warrants are exercised and sold). If the MergeCo Share price falls substantially, the value of the MergeCo Shares received by Scheme Shareholders for their Carbon Revolution Shares may fall substantially below the notional valuation per Carbon Revolution Share ascribed by the Transaction, and there may be other consequences for MergeCo (see section 1.2(e)).

(c)	Redemptions by SPAC Shareholders may mean that little or no cash is available to the Combined Group from the SPAC Trust Account in connection with the Scheme and may mean no liquid market for MergeCo Shares develops

Class A SPAC Shareholders were entitled to redeem all, or a portion, of their Class A SPAC Shares in exchange for a pro rata proportion of the funds held in the SPAC Trust Account up to two business days prior to SPAC shareholder vote on the Extension Approval. The redemption rate of Class A SPAC Shareholders in connection with the vote on the Extension Approval was 70.6%, leaving approximately US$66.54 million in the SPAC Trust Account as of the Last Practicable Date.

Class A SPAC Shareholders are also entitled to redeem their Class A SPAC Shares in connection with the Business Combination proposal up to two business days prior to the SPAC Shareholder Meeting. This redemption right arises whether or not Carbon Revolution Shareholders vote to approve the Transaction or SPAC shareholders vote to approve the Business Combination and may leave minimal or no funds in the SPAC Trust Account in connection with the Scheme following Implementation.

Based on current market experience, it is expected that the aggregate redemption rate (relative to the number of Class A SPAC Shares on issue following the SPAC IPO and including the redemption rights exercised in connection with the Extension Approval) will be very high (in the range of 90%- 100% of the total Class A SPAC Shares on issue following the SPAC IPO), which would leave only between US$22,626,323.95 and nil in the SPAC Trust Account (without deducting funds used to pay Transaction costs).22 Furthermore, based on information provided, Carbon Revolution expects the SPAC to have incurred Transaction costs of up to approximately A$14.5 million, payable at Implementation, which may mean that the Transaction itself is cash negative or contributes minimal funds to the Combined Group upon Implementation of the Transaction, although without it the Combined Group would not have access to the other funding arrangements and opportunities discussed in section 8 and would be required to repay the amount borrowed under the New Debt Program.

22 Carbon Revolution’s cash flow projections assume an aggregate redemption rate (based on the total Class A SPAC Shares on issue after the SPAC’s IPO) of approximately 95%, resulting in an inflow of cash of A$17.5 million from the SPAC Trust Account prior to expenses.

1	Key considerations relevant to your vote

If there are high levels of redemptions of Class A SPAC Shares, this will mean that on listing of MergeCo on NYSE American, existing Carbon Revolution Shareholders, the SPAC Founder Shareholders and DDGN Advisors (who will be subject to the lock-up arrangements described in section 12.4) will be the only groups with significant holdings of MergeCo Shares. As such, there may be very few MergeCo Shareholders on listing of MergeCo that will engage in active trading in MergeCo Shares beyond existing Carbon Revolution Shareholders (who may themselves find it difficult to trade – for further information see section 7.12). Furthermore, depending on the price of MergeCo Shares upon listing on NYSE American and the extent to which the CEF is utilised by MergeCo, Yorkville may be a significant seller of MergeCo Shares. Similarly, any SEF Warrants issued may be exercised and sold. This may mean that trading activity in MergeCo Shares is similar to or lower than trading activity of Carbon Revolution Shares on ASX or that there are substantially more sellers than buyers of MergeCo Shares, which may materially adversely impact the liquidity or price of MergeCo Shares.

(d)	You may disagree with the Carbon Revolution Directors’ unanimous recommendation and the Independent Expert’s conclusion

Despite the unanimous recommendation of the Carbon Revolution Directors to vote in favour of the Scheme and Capital Reduction and the conclusion of the Independent Expert that the Scheme and Capital Reduction are in the best interests of Carbon Revolution Shareholders, you may believe that the Transaction is not in your best interests.23

(e)	If MergeCo Shares are accepted for listing on NYSE American they may later be de-listed from NYSE American

23 The Carbon Revolution Board has determined that subject to the Scheme becoming Effective: (i) 298,594 unvested rights granted to Mr Jake Dingle will vest and automatically convert into Carbon Revolution Shares on the Scheme Record Date; and (ii) the restrictions on the 28,226 restricted shares held by Mr James Douglas and 14,807 restricted shares held by Ms Lucia Cade under the NED Sacrifice Plan will cease (see section 12.2 for further details). Further, it is anticipated that following Implementation, the MergeCo Board will implement changes to the compensation arrangements for Non-Executive Directors, which includes proposed one off grants of MergeCo RSUs worth US$250,000 to Mr James Douglas and US$200,000 to the other Non-Executive Directors and subsequent annual grants of MergeCo RSUs worth US$150,000 to the Chair of MergeCo and US$120,000 to the other Non-Executive Directors of MergeCo along with reductions to cash compensation (subject to the discretion of the MergeCo Board to make cash payments in lieu of such grants of RSU in full or in part) (see sections 7.6 and 7.7 for further details). Whilst no changes to the compensation arrangements of Mr Jake Dingle have been determined, Mr Jake Dingle is expected to be granted approximately up to 449,318 MergeCo RSUs as a one-off retention award (see section 7.7 for further details) and Jake Dingle may be granted MergeCo Incentive Securities or paid cash by MergeCo pursuant to his award under Carbon Revolution’s FY23 STI (see section 12.2(e) for further details). Carbon Revolution Shareholders should have regard to these matters when considering their respective recommendations of on the Scheme.

1	Key considerations relevant to your vote

Under the NYSE listing rules, a company may be subject to delisting from NYSE for reasons including any of the following:

(1)	failure to meet the following public distribution criteria:

(A)	shareholders: 300;

(B)	shares: 200,000; and

(C)	market value: US$1,000,000.

(2)	the company failing to meet all of the following financial criteria:

(A)	US$2,000,000 in stockholders’ equity if reported losses from continuing operations and/or net losses in two of last three fiscal years; or

(B)	US$4,000,000 stockholders’ equity if reported losses from continuing operations and/or net losses in three of last four fiscal years; or

(C)	US$6,000,000 in stockholder’s equity if reported losses from continuing operations and/or net losses in last five fiscal years; and

(D)	a company’s financial condition cannot be impaired.

(3)	NYSE American also reserves the right to delist a company if any of the following occurs:

(A)	a company ceases as an operating company or disposes of principal operating assets where a company has substantially discontinued business it conducted as the time it was listed;

(B)	liquidation has been authorised;

(C)	NYSE American has received advice deemed to be authoritative that the security is without value;

(D)	failure to comply with listing or other agreements with NYSE American and/or SEC requirements in any material respect;

(E)	common stock sells for a low price for a substantial period of time and/or a company fails to effect a reverse split of such shares within a reasonable time after being notified of such potential actions by NYSE American;

(F)	a company or its management engage in operations which, in the opinion of NYSE American, are contrary to the public interest; or

(G)	a company fails or refuses to pay, when due, any applicable listing fee.

Should any of these circumstances apply to MergeCo, MergeCo may be subject to delisting from NYSE American, which may prevent MergeCo Shareholders from selling their shares on market. For more information on this risk, please see section 10.5(k).

(f)	You may believe that there is potential for a Superior Proposal to emerge

You may consider that there is the potential for a Superior Proposal to emerge in the future.

The Carbon Revolution Directors are, as at the date of this Scheme Booklet, not aware of, and have not received, any Superior Proposal.

1	Key considerations relevant to your vote

(g)	There will be a change in the profile of your investment

You may prefer to keep your Carbon Revolution Shares to preserve your investment in Carbon Revolution through a listed Australian company (subject to the substantial risk of liquidation or voluntary administration discussed in section 1.1(c)).

If the Scheme is implemented you will receive MergeCo Shares, Carbon Revolution will be delisted from the ASX and MergeCo Shares will trade on the NYSE American. You may not wish to invest in shares of a company which is listed on an overseas exchange, which may be more difficult to trade. For example, if you would like to trade your MergeCo Shares received as Scheme Consideration, you will be required to open an account with a DTC Participant which facilitates trading in US securities and make a DTC Election. Establishing an account may attract additional fees and require you to take further steps (eg completing forms) and returning these to your DTC Participant. If you do not make a DTC Election, your MergeCo Shares issued as Scheme Consideration will be retained in the Exchange Agent Account and you will be unable to trade your MergeCo Shares unless, and until, you transfer those shares to be held through a DTC Participant. See section 7.12 for further details.

Furthermore, you may not be familiar with the laws, regulations and trading practices of the US and Ireland to which MergeCo will be subject. Currently, if you wish to take action to enforce the provisions of the Constitution or corporations or securities laws as they relate to Carbon Revolution, then you may take action in Australian courts, applying Australian law. After Implementation of the Scheme, it may be necessary, depending on the circumstances, to undertake any such actions in relation to MergeCo in accordance with the applicable laws of the US or Ireland (where MergeCo is incorporated).

(h)	The tax consequences of cancelling your Carbon Revolution Shares pursuant to the Transaction, or holding MergeCo Shares may not be attractive to you

The tax consequences of the Transaction will depend on your personal situation and how you elect to hold your MergeCo Shares following Implementation of the Transaction (for more information, please see sections 7.12 and 11). You may consider that the tax consequences of your Carbon Revolution Shares being cancelled and you being issued with MergeCo Shares pursuant to the Transaction are not attractive to you.

Furthermore, the tax implications of holding shares in an Irish company listed on NYSE American may be different to holding Carbon Revolution Shares, and this may not be attractive to you.

Carbon Revolution Shareholders should read the tax implications of the Transaction outlined in section 11. However, section 11 is general in nature, and Carbon Revolution Shareholders should consult with their own independent taxation advisers regarding the tax implications of the Scheme.

(i)	Exposure to a more litigious and expensive environment

If the Scheme is implemented, your Carbon Revolution Shares will be cancelled and you will be issued with MergeCo Shares, which are expected to trade on the NYSE American in the US. Consequently, MergeCo may be exposed to increased litigation as the US legal environment is generally understood to be more litigious than that of Australia. There is therefore an enhanced risk of material or costly disputes and litigation which could adversely affect MergeCo’s reputation, financial performance or value.

1	Key considerations relevant to your vote

Furthermore, the cost of compliance and operating in the US (eg listing fees, professional adviser fees) may be higher than in Australia and this may have a negative impact on the performance of the Carbon Revolution Business.

(j)	You may consider the funding arrangements which are contingent on Implementation of the Transaction are overly onerous or dilutive

As discussed above, the CEF is, and it is anticipated any Structured Equity Facility (or other funds from alternative sources) will be, conditional on Implementation.

Depending on the trading price of MergeCo Shares post-Implementation, you may consider that the CEF (discussed further in section 8.2) has the potential to be overly dilutive.

You may also consider that the proposed equity funding, including the proposed Structured Equity Facility (discussed further in section 8.4) has the potential to be overly dilutive or to contain too onerous governance and other rights.

(k)	If Implementation occurs, Carbon Revolution is likely to pay stamp duty in Victoria

Carbon Revolution is likely to be required to pay landholder duty in Victoria as a result of Implementation of the Transaction. The duty is currently estimated to be A$1,995,060 (based on general rates of duty). Carbon Revolution is in the process of applying for a private ruling with the Victorian State Revenue Office to request that the concessional rate of duty for listed companies is applied. If the requirements are satisfied, the amount of duty is estimated to be reduced to A$199,506 (ie 10% of the duty chargeable at full general rates).

2	Frequently asked questions

2	Frequently asked questions

This section 2 answers some frequently asked questions relating to the Transaction. It is not intended to address all relevant issues for Carbon Revolution Shareholders. This section 2 should be read together with all other parts of this Scheme Booklet.

Question	Answer	More information
Overview of the Transaction
Why have I received this Scheme Booklet?	This Scheme Booklet has been sent to you because you are a Carbon Revolution Shareholder and you are being asked to vote on the Scheme and the Capital Reduction, which is part of the broader Transaction described below. This Scheme Booklet is intended to help you to consider and decide on how to vote on the Scheme at the Scheme Meeting and the Capital Reduction at the General Meeting.	Section 4
What is the Transaction?

The Transaction intends to effect a merger between Carbon Revolution and the SPAC.

The merger will be effected by MergeCo, an entity which has no trading history or operations and only nominal share capital, becoming the parent company of both:

●      Carbon Revolution, by way of the Scheme and Capital Reduction; and

●      the SPAC, by way of the Business Combination whereby a wholly owned subsidiary of MergeCo (Merger Sub) and the SPAC will merge (by operation of the laws of the Cayman Islands) under the Business Combination Agreement.

These two transactions are interconditional (ie one cannot occur without the other) and are together the Transaction discussed in this Scheme Booklet. The consideration to be provided by MergeCo to Carbon Revolution Shareholders and SPAC Shareholders is MergeCo Shares (and in the case of the acquisition of the SPAC, the SPAC Warrants currently on issue will be automatically exchanged to become MergeCo Warrants). As a result, Carbon Revolution and the combined SPAC/Merger Sub entity will become subsidiaries of MergeCo (the resulting group being the Combined Group) and the existing Carbon Revolution Shareholders and SPAC Shareholders will jointly own MergeCo.

Letter from the Chair of the Carbon Revolution Board
What is the Scheme?

The Scheme is a scheme of arrangement between Carbon Revolution and the Scheme Shareholders.

A “scheme of arrangement” is a statutory procedure in the Corporations Act that is commonly used in transactions in Australia that may result in a change of ownership or control of a company. In addition to requiring Court approval, schemes of arrangement require a shareholder vote in favour of a resolution to implement the scheme of arrangement by the Requisite Majorities.

Section 4 and Annexure 2

2	Frequently asked questions

Question	Answer	More information

If the Scheme becomes effective, all of the Carbon Revolution Shares will be cancelled (pursuant to the Capital Reduction), MergeCo will issue the Scheme Consideration to Scheme Shareholders and Carbon Revolution will issue one Carbon Revolution Share to MergeCo (resulting in Carbon Revolution becoming a wholly owned subsidiary of MergeCo).

Carbon Revolution will be delisted from the ASX and become a wholly owned subsidiary of MergeCo.

What is the Capital Reduction?

In the event no agreement for additional equity funding is executed prior to Implementation, in connection with the Scheme and subject to approval by Carbon Revolution Shareholders, each Carbon Revolution Share will be cancelled in accordance with the Capital Reduction Resolution as consideration for an expected approximately 0.0877 MergeCo Shares.

In the event a Structured Equity Facility (but not any other potential equity funding) is entered into prior to Implementation and the SPAC provides its consent to this on the basis that SPAC Shareholders are not diluted it is anticipated that the number of MergeCo Shares to be received per Carbon Revolution Share held on the Record Date will be between 0.0670 (assuming no further redemptions of Class A SPAC Shares beyond those received in accordance with the Extension Approval) and 0.0672 (assuming 100% redemptions of Class A SPAC Shares).[24]

Subject to the cancellation of the Carbon Revolution Shares, Carbon Revolution must immediately issue one Carbon Revolution Share to MergeCo.

The result of this is that Carbon Revolution will become a wholly owned subsidiary of MergeCo.

Section 4 and Annexure 2
What is the Business Combination?

The business combination is the process by which the SPAC merges, by operation of the laws of the Cayman Islands, with and into Merger Sub, a wholly owned subsidiary of MergeCo. Merger Sub will survive the merger as a wholly owned subsidiary of MergeCo and the SPAC will cease to exist.

Practically, this is the process which enables the Combined Group to gain access to the funds left in the SPAC Trust Account (following redemptions by Class A SPAC Shareholders) and any other assets and liabilities of the SPAC.

Section 6.5
Who is MergeCo?

MergeCo is an Irish company which to date has had no operations and has paid up share capital of €25,000, being the Irish statutory minimum for a public limited company. It will be the ultimate holding company of Carbon Revolution and the SPAC should the Transaction proceed.

MergeCo is expected to be listed on the NYSE American at Implementation.

Section 6

24 Assumes a Structured Equity Facility is entered into and SEF Warrants convert into such number of MergeCo Shares that equals to 17.5% of the aggregate number of MergeCo Shares on issue at Implementation (excluding MergeCo Shares received by SPAC Shareholders in exchange for their Class A SPAC Shares) and MergeCo RSUs to be issued pursuant to the Retention Plan, inclusive of the MergeCo Shares issued on exercise of the SEF Warrants. This is the mid-point of the range discussed in section 8.4.

2	Frequently asked questions

Question	Answer	More information
What is NYSE American?

NYSE American is a US financial exchange based in New York City and owned by Intercontinental Exchange, Inc (an NYSE-listed public company that operates global financial exchanges and clearing houses). NYSE American is one of the financial exchanges that operate under a broad corporate umbrella that includes the New York Stock Exchange. Today, there are more than 2,300 companies listed on NYSE American.

NYSE American is a financial exchange designed for early stage and growing companies. The exchange trades at smaller volumes when compared to the NYSE and Nasdaq, and the majority of trading on the exchange is in small cap stocks. However, to ensure market liquidity, NYSE American offers electronic designated market makers to eligible companies. Market makers are individuals or entities that can buy or sell securities as required. Designated market makers have quoting obligations for specific NYSE American-listed companies (such as MergeCo), and in return, market makers are compensated through the bid-ask spread and from fees and commissions. As such, while NYSE American trades at smaller volumes in smaller companies, its use of market makers enables it to maintain liquidity and an orderly market.

N/A
Who is the SPAC?

The SPAC is a Cayman Islands incorporated special purpose acquisition company listed on the New York Stock Exchange (NYSE:TRCA).

The SPAC is capitalised with approximately US$66.54 million cash (held in its Trust Account on behalf of SPAC shareholders) as of the Last Practicable Date.

For more information on what a special purpose acquisition company is, see the question below titled ‘What is a special purpose acquisition company, what is a De-SPAC Transaction and how does the De-SPAC Transaction relate to the Scheme?’

Section 6
Who owns the SPAC?

The SPAC is owned by the Class A SPAC Shareholders (public investors in the SPAC) and SPAC Founder Shareholders who hold Class B SPAC Shares. The Class A SPAC Shares are listed on NYSE.

For a capitalisation table of the SPAC, please see section 6.1(d).

Section 6.1(d)
Who is the Sponsor?	As of the Last Practicable Date, the Sponsor owned approximately 45% of the issued and outstanding SPAC Shares. The Sponsor is an affiliate of Twin Ridge Capital Management (TRC) a private investment firm focused on investing in food, food distribution and other food related companies. Its aim is to work in active partnership with entrepreneurs, management teams, and shareholders and provide patient, long term capital that leverages its experience to drive meaningful equity growth.	Section 6.1

2	Frequently asked questions

Question	Answer	More information
Who is DDGN Advisors?

DDGN Advisors, LLC, a Delaware limited liability company, was founded in October 2022 and is an associate of Gregory Ethridge and Nicholas Petruska. Gregory Ethridge and Nicholas Petruska have held and hold officer positions at multiple SPACs that have successfully completed business combinations in the advanced mobility, automotive and automotive technology sectors.

On 28 October 2022, the SPAC and the Sponsor entered into a letter agreement with DDGN Advisors, pursuant to which DDGN Advisors agreed to provide certain advisory, diligence and other similar services to the SPAC and the Sponsor in connection with the Transaction. As consideration for DDGN Advisors’ performance of such services, the Sponsor agreed to transfer 3,350,000 of the Class B SPAC Shares owned by the Sponsor to DDGN Advisors immediately prior to Implementation of the Transaction. As of the Last Practicable Date, such shares were held by the Sponsor Subsidiary and will revert to the Sponsor if Implementation does not occur.

Section 6.1(e)
What is the Combined Group?

The Combined Group refers to the group which will be formed at Implementation, of which MergeCo will be the parent entity. The Combined Group will include the existing Carbon Revolution ASX-listed entity (including its existing subsidiaries), MergeCo and Merger Sub (which will own all the assets and liabilities of the SPAC). For a structure diagram setting out the structure of the Combined Group post-Implementation, please see section 7.1(c).

N/A
Who will own MergeCo at Implementation?

Assuming no further redemptions by Class A SPAC Shareholders beyond those in connection with the Extension Approval, and a Structured Equity Facility and any agreements in respect of potential further equity funding are not entered into prior to Implementation, immediately following Implementation, of the MergeCo Shares on issue:

●      Carbon Revolution Shareholders are expected to own 62.34%;

●      Class A SPAC Shareholders are expected to own 20.92%;

●      the SPAC Founder Shareholders are expected to own 5.51%;

●      DDGN Advisors is expected to own 11.18%; and

●      Yorkville is expected to own 0.05%.[25]

Section 7.2.

25 Reflects MergeCo Shares issued as the ‘commitment fee’ to secure the CEF, but no further shares issued under the CEF.

2	Frequently asked questions

Question	Answer	More information

Assuming 100% redemptions by Class A SPAC Shareholders in connection with approval of the Business Combination and any agreements in respect of potential further equity funding are not entered into prior to Implementation, immediately following Implementation, of the MergeCo Shares on issue:

●      Carbon Revolution Shareholders are expected to own 78.83%;

●      Class A SPAC Shareholders are expected to own 0%;

●      the SPAC Founder Shareholders are expected to own 6.97%;

●      DDGN Advisors is expected to own 14.14%; and

●      Yorkville is expected to own 0.06%.[26]

Furthermore, MergeCo will have on issue up to 12,210,780 MergeCo Warrants[27], up to 1,497,727 MergeCo RSUs under the Retention Plan and further MergeCo Incentive Securities to be issued under the MergeCo Incentive Equity Plan, and will have the CEF in place, all of which may result in the issue of further MergeCo Shares after Implementation.

As discussed in section 8.4, Carbon Revolution is seeking further equity funding for MergeCo to be available from or after Implementation, which would require the consent of the SPAC under the Scheme Implementation Deed if entered into prior to Implementation. If this occurs by way of Carbon Revolution raising the funding by way of a Structured Equity Facility, this is anticipated to involve the issue of non-convertible SEF Preference Shares and SEF Warrants. Should a Structured Equity Facility be put in place, SEF Warrants are expected to convert into such number of MergeCo Shares that equals between 15% and 20% of the aggregate number of MergeCo Shares on issue at Implementation (excluding MergeCo Shares received by SPAC Shareholders in exchange for their Class A SPAC Shares) and MergeCo RSUs to be issued pursuant to the Retention Plan and inclusive of the MergeCo Shares issued on exercise of the SEF Warrants. If any additional equity funding, including a Structured Equity Facility is entered into prior to Implementation and the SPAC consents to this on the basis it is not dilutive to the SPAC Shareholders, this will have a further dilutive impact on Carbon Revolution Shareholders.

What are the Combined Group’s cash

Carbon Revolution projects from 1 September 2023:

●      Transaction costs of approximately A$35.7 million (inclusive of the SPAC’s costs, and of which A$4.4 million is expected to be payable prior to Implementation, A$23.4

Section 5.7

26 Reflects MergeCo Shares issued as the ‘commitment fee’ to secure the CEF, but no further shares issued under the CEF.

27 Reflects maximum number of MergeCo Warrants on issue at Implementation (being 5,107,842 SPAC Private Placement Warrants plus 7,102,938 SPAC Public Warrants sold as part of the IPO of the SPAC, each exchanged for MergeCo Warrants on a 1:1 basis). The number of SPAC Public Warrants may decrease between the date of this Scheme Booklet and Implementation due to the forfeiture of fractional entitlements to SPAC Public Warrants in connection with the separation of units sold as part of the IPO of the SPAC, each consisting of one Class A SPAC Share and one-third of one SPAC Public Warrant. Please refer to sections 6.1 and 6.5 for further information. As at the Last Practicable Date, the number of SPAC Public Warrants was 7,102,900.

2	Frequently asked questions

Question	Answer	More information
flow and funding projections

million on Implementation and A$7.9 million after Implementation); and

●      net cash outflows in the following 12-month period unrelated to the Transaction of approximately A$78.4 million, being cash inflows from customers (and grants), less operating costs, research and development costs, working capital needs and capital expenditure.

Along with expected cash on hand at Implementation and assuming there is A$17.5 million remaining in the SPAC Trust Account following redemptions,[28] the Group will need to raise US$60 million (A$93.0 million) of additional capital through the 12 months commencing 1 September 2023, with US$45 million required to be raised prior to December 2023 to maintain sufficient cash on hand to comply with the liquidity covenants under the New Debt Program, to cover the above net cash outflows and to allow the Combined Group to continue as a going concern. The Cash Flow Projection assumes that Implementation of the Transaction will occur in October 2023 and that the Company will be funded to completion of the Transaction and comply with the liquidity covenant under the New Debt Program, including with the support from customers in the form of earlier payments for shipped wheels than under normal business terms, or other customer liquidity support, and careful management of capital expenditures.

In relation to the expected A$23.4 Transaction costs otherwise payable on Implementation, Carbon Revolution has assumed that if MergeCo is unable to raise sufficient additional equity funding prior to or at Implementation a significant majority of these costs will be deferred by agreement between Carbon Revolution and the SPAC and various transaction advisers for the amount and time period necessary to ensure sufficient liquidity is obtained and no covenants under the New Debt Program are breached. Carbon Revolution and the SPAC must work with the relevant advisers to obtain these deferrals. At the Last Practicable Date, while no agreement has been reached, the majority (approximately 90% in amount) of the relevant advisers have indicated they are willing to work with Carbon Revolution and the SPAC to seek to agree terms on which payments can be deferred if a sufficient additional equity funding is not obtained before such payments become due.

Carbon Revolution’s cash flow projections assume that US$60 million (A$93.0 million) of additional capital will be sourced at or following Implementation, from a combination of new equity funding (including a potential Structured Equity Facility) and the CEF.

There are risks associated with these projections, including:

●      the Company may not receive the customer support it may require, or management of capital expenditure may not be possible without impacting supply obligations to customers and its ability to meet the Financial Projections;

28 Assumes an aggregate redemption rate of Class A SPAC Shares (based on the total Class A SPAC Shares on issue after the SPAC’s IPO) of approximately 95%.

2	Frequently asked questions

Question	Answer	More information

●      Implementation of the Transaction may not occur, or may be materially delayed;

●      there may be less than A$17.5 million cash remaining in the SPAC Trust Account upon Implementation if redemptions of Class A SPAC Shares are higher than expected;

●      there may be a delay in the availability of the CEF (the CEF will not be available until after Implementation and the filing by MergeCo with the SEC of a registration statement for the resale of the MergeCo Shares, and such registration statement being declared effective by the SEC);

●      as the terms of the CEF will not require or permit Yorkville to purchase MergeCo Shares beyond an overall ownership of 9.99%, the Combined Group may not have access to materially less than the US$60 million under the CEF;

●      the Combined Group may not be able to raise further equity funding, in the amounts and within the timeframes necessary for the Combined Group to remain solvent and to comply with its liquidity covenants, on satisfactory terms, or at all;

●      Transaction advisers may not agree to defer payments to the extent or for the period necessary; and

●      the Cash Flow Projection is subject to achievement of the Financial Projections of Carbon Revolution for CY23 and CY24 (as relevant) detailed in section 5.8 and the accompanying assumptions and risks applicable to these financial projections.

Should one or more of these risks occur, in particular should sufficient liquidity not be secured through funding initiatives (including insufficient funds being available from the SPAC Trust Account), or should there be a delay in the timing of securing funds through these funding initiatives, this would have adverse implications for Carbon Revolution, MergeCo and their shareholders. In this scenario Carbon Revolution or MergeCo will need to pursue other options, including delaying or reducing operating and capital expenditure, seeking waivers in respect of potential covenant breaches, the possibility of an alternative transaction or fundraising, and in the event that none of these are available, liquidation, voluntary administration or examinership (the Irish equivalent of voluntary administration).

2	Frequently asked questions

Question	Answer	More information
What are MergeCo’s intentions for Carbon Revolution if the Scheme proceeds?

Carbon Revolution intends to continue operating on the same basis post Implementation if the Scheme proceeds, however with the potential for additional funds to support its operations and growth. For further information in relation to funding sources for the Combined Group, refer to section 8 and for further information relating to the Combined Group’s cash flow projections and funding needs, see 5.7.

There is no current intention to make any changes in respect of Carbon Revolution’s employees as a result of the Transaction.

Section 7.6
Who will the board and management team of MergeCo and the Combined Group be following Implementation?

At Implementation, the Carbon Revolution non-executive directors will be appointed to the MergeCo Board (Jake Dingle is already on the MergeCo Board), as will 4 additional independent non-executive directors who will bring significant additional expertise to the MergeCo Board. Under the New Debt Program, the Servicer was required to, and has, approved the identity of two of these directors.

Finally, as discussed in section 8.4, Carbon Revolution is seeking to obtain further equity funding for MergeCo to be available from or after Implementation. Carbon Revolution is targeting raising the funding by way of a Structured Equity Facility, which is anticipated to involve the issue of non-convertible SEF Preference Shares and SEF Warrants.

Should the SEF be entered into, the SEF Preference Shares are expected to provide the right to appoint one or more additional directors.

It is anticipated that the management team of MergeCo and the Combined Group will be the same as the Carbon Revolution management team following Implementation.

Section 7.6
Will MergeCo be listed?

MergeCo has filed the Registration Statement with the SEC to permit the offer of its shares to Carbon Revolution Shareholders and SPAC Shareholders under the Transaction, which is currently subject to review by the SEC. It is anticipated that the Registration Statement will be “declared effective” by the SEC and the final prospectus and proxy statement contained in the Registration Statement will be filed with the SEC on 6 September 2023 (New York time).

Furthermore, MergeCo has submitted a listing application to NYSE in connection with the Transaction. NYSE has three exchanges, being the NYSE, NYSE American and NYSE Arca. MergeCo intends to be listed on NYSE American.

The Transaction will not proceed if the Registration Statement does not become effective or if NYSE American does not agree to list MergeCo Shares.

Carbon Revolution Shareholders may obtain further information about MergeCo by reading the Registration Statement, when available, free of charge at the SEC’s website at www.sec.gov.

Carbon Revolution Shareholders are expected to be informed of the effectiveness of the Registration Statement and the date of the SPAC Shareholder Meeting via an ASX announcement and announcement on Carbon Revolution’s website.

N/A

2	Frequently asked questions

Question	Answer	More information
De-SPAC Transaction
What is a special purpose acquisition company, what is a De-SPAC transaction and how does a De- SPAC transaction relate to the Scheme?

A special purpose acquisition company Is a company that is formed to raise capital in an initial public offering to finance a merger, capital stock exchange, asset acquisition, stock purchase, reorganisation or similar business combination with one or more operating businesses, with the goal of taking the operating business public on a stock exchange.

A De-SPAC transaction involves a special purpose acquisition company acquiring or combining with an operating company in order to list it on a US securities exchange. The Transaction is a De-SPAC transaction.

The Transaction is a form of De-SPAC transaction as it will result in the combination of Carbon Revolution and the SPAC, which will provide the Combined Group with access to the funds remaining in the SPAC Trust Account following redemptions by Class A SPAC Shareholders.

Section 6.1
What is the Extension Approval?

The time frame to consummate a De-SPAC transaction by any given special purpose acquisition company is limited by the SPAC Articles.

In the case of the SPAC, it had until 8 March 2023 to complete a business combination. However, on 6 March 2023, SPAC Shareholders voted to extend the date by which the SPAC must complete a business combination until 8 June 2023 and to allow the SPAC, without shareholder approval, to elect to extend the date to complete a business combination on a monthly basis for up to nine times by an additional one month each time, until 8 March 2024 (the Extension Approval).

Section 6.1
What is the SPAC Shareholder redemption?

Following closing of the SPAC’s initial public offering, US$213.09 million of the net proceeds were placed in the SPAC Trust Account.

The SPAC Articles require the SPAC to provide all holders of Class A SPAC Shares with the opportunity to redeem all or a portion of their Class A SPAC Shares in connection with any extension approval or upon the closing of a business combination. Each share which is redeemed is entitled to its pro rata portion of the funds held in the SPAC Trust Account.

In connection with the Extension Approval, the SPAC represented that it would deposit (or have deposited by Carbon Revolution) US$480,000 into the SPAC Trust Account should the Extension Approval be passed, and that a further US$160,000 would be deposited for each monthly extension referred to above (Extension Payments). Under the Business Combination Agreement, Carbon Revolution agreed to fund the first US$1.5 million of the Extension Payments required in connection with the Extension Approval. Approximately US$960,000 of such payments have already been paid as at the Last Practicable Date, comprising the initial US$480,000 and the payment of approximately US$480,000 in total to extend the business combination deadline to 8 September 2023. It is expected a further payment of US$320,000 will be paid by Carbon Revolution to extend the business combination deadline to 8 November 2023 to allow the Implementation of the Transaction to occur on the expected date of 23 October 2023. The purpose of the Extension Payments was to increase the amount of funds available in the SPAC Trust Account after the Extension Approval, and thereby incentivise Class A SPAC Shareholders not to redeem their Class A SPAC Shares at the time of the Extension Approval (because waiting to redeem at a later point would provide a greater amount of funds on redemption as each redeeming share is entitled to its pro rata portion of the proceeds of the SPAC Trust).

Section 6.1

2	Frequently asked questions

Question	Answer	More information

In connection with the Extension Approval, the redemption rate of Class A SPAC Shareholders was approximately 70.60%. As a result, approximately US$153.57 million of the funds in the SPAC Trust Account were redeemed and the balance of the SPAC Trust Account was approximately US$66.54 million as of the Last Practicable Date.

If the Business Combination is approved by the SPAC’s Shareholders at the SPAC Shareholder Meeting (anticipated to be held on 26 September 2023 (New York time) subject to the SEC declaring the Registration Statement effective on 6 September 2023 (New York time)), Class A SPAC Shareholders will have a further right to redeem their Class A SPAC Shares.

When will the final redemption rate be known and how will Carbon Revolution shareholders be notified?

The final redemption rate is expected to be known following the SPAC Shareholder Meeting to approve the Business Combination. Subject to the SEC declaring the Registration Statement effective on 6 September 2023 (New York time), it is currently anticipated that the SPAC Shareholder Meeting will be held on 26 September 2023 (New York time), which would allow Carbon Revolution Shareholders time to consider the rate of redemption of Class A SPAC Shares and the resulting funds available to the Combined Group from the SPAC Trust Account.

Carbon Revolution Shareholders are expected to be informed of the redemption rate via an ASX announcement and announcement on Carbon Revolution’s website after the SPAC Shareholder Meeting.

Section 6.1
Recommendations and intentions
What do the Carbon Revolution Directors recommend?

The Carbon Revolution Directors unanimously recommend that you vote in favour of the Scheme and the Capital Reduction, in the absence of a Superior Proposal and subject to the Independent Expert continuing to conclude that the Scheme and Capital Reduction are in the best interests of Carbon Revolution Shareholders.

The reasons for this recommendation and other relevant considerations are set out in section 1.

Letter from the Chair of the Carbon Revolution Board

2	Frequently asked questions

Question	Answer	More information

The interests of the Carbon Revolution Directors, including the benefits they will receive on or in connection with the Scheme becoming Effective, are disclosed in sections 7.6, 7.7, 12.1, 12.2 and 12.3.[29] Carbon Revolution Shareholders should have regard to these interests when considering how to vote on the Scheme and the Capital Reduction, including the Carbon Revolution Directors’ recommendation on the Scheme, which appears throughout this Scheme Booklet.

The Carbon Revolution Directors encourage you to seek independent legal, financial, taxation or other appropriate professional advice before deciding whether to vote in favour of the Transaction.

What are the intentions of the Carbon Revolution Directors with respect to their Carbon Revolution Shares?	Each Carbon Revolution Director intends to vote, or procure the voting of, any Carbon Revolution Shares held or controlled by him or her at the time of the Scheme Meeting in favour of the Scheme at the Scheme Meeting and the Capital Reduction Resolution at the General Meeting in the absence of a Superior Proposal and subject to the Independent Expert continuing to conclude that the Scheme and Capital Reduction are in the best interests of Carbon Revolution Shareholders.	Letter from the Chair of the Carbon Revolution Board and section 1.1(a)
What is the opinion of the Independent Expert?

The Independent Expert has concluded that the Scheme and the Capital Reduction are not fair but reasonable and in the best interests of Carbon Revolution Shareholders, in the absence of a Superior Proposal.

The key reason which led the Independent Expert to conclude that the Scheme and Capital Reduction is in the best interests of Carbon Revolution Shareholders is that if the Transaction does not proceed, the Carbon Revolution Board may be forced to place Carbon Revolution into liquidation or voluntary administration if an alternative course of action does not emerge in the short term, which the Independent Expert considered to be a remote possibility in the circumstances.

A copy of the Independent Expert’s Report is contained in Annexure 1

29 The Carbon Revolution Board has determined that subject to the Scheme becoming Effective: (i) 298,594 unvested rights granted to Mr Jake Dingle will vest and automatically convert into Carbon Revolution Shares on the Scheme Record Date; and (ii) the restrictions on the 28,226 restricted shares held by Mr James Douglas and 14,807 restricted shares held by Ms Lucia Cade under the NED Sacrifice Plan will cease (see section 12.2 for further details). Further, it is anticipated that following Implementation, the MergeCo Board will implement changes to the compensation arrangements for Non-Executive Directors, which includes proposed one off grants of MergeCo RSUs worth US$250,000 to Mr James Douglas and US$200,000 to the other Non-Executive Directors and subsequent annual grants of MergeCo RSUs worth US$150,000 to the Chair of MergeCo and US$120,000 to the other Non-Executive Directors of MergeCo along with reductions to cash compensation (subject to the discretion of the MergeCo Board to make cash payments in lieu of such grants of RSU in full or in part) (see sections 7.6 and 7.7 for further details). Whilst no changes to the compensation arrangements of Mr Jake Dingle have been determined, Mr Jake Dingle is expected to be granted approximately up to 449,318 MergeCo RSUs as a one-off retention award (see section 7.7 for further details) and Jake Dingle may be granted MergeCo Incentive Securities or paid cash by MergeCo pursuant to his award under Carbon Revolution’s FY23 STI (see section 12.2(e) for further details). Carbon Revolution Shareholders should have regard to these matters when considering their respective recommendations of on the Scheme.

2	Frequently asked questions

Question	Answer	More information
What if the Independent Expert changes its opinion?

If the Independent Expert changes its opinion, this will be announced to the ASX. In such circumstances, the Carbon Revolution Board will consider the Independent Expert’s revised opinion and advise Carbon Revolution Shareholders of its recommendation.

The Carbon Revolution Board, and the Carbon Revolution Directors individually, may withdraw, adversely revise or adversely qualify their recommendation to vote in favour of the Scheme and the Capital Reduction. Carbon Revolution may terminate the Scheme Implementation Deed without paying the reimbursement fee (as set out in section 12.5(h)) to the SPAC, if in any update of, or any revision, amendment or addendum to, the Independent Expert’s Report, the Independent Expert concludes that the Scheme is no longer in the best interests of Carbon Revolution Shareholders (other than where the conclusion is due to the existence of a Competing Proposal).

Section 12.4 contains further information on the Scheme Implementation Deed
Overview of the Scheme Consideration
What is the Scheme Consideration?

If the Scheme is implemented and in the event no agreement for additional equity funding is executed prior to Implementation, Scheme Shareholders are anticipated to receive approximately 0.0877 MergeCo Shares for each Carbon Revolution Share held on the Scheme Record Date.

However, in the event a Structured Equity Facility (but not any other potential equity funding) is entered into prior to Implementation and the SPAC provides its consent to this on the basis that SPAC Shareholders are not diluted it is anticipated that the number of MergeCo Shares to be received per Carbon Revolution Share held on the Record Date will be between 0.0670 (assuming no further redemptions of Class A SPAC Shares beyond those received in accordance with the Extension Approval) and 0.0672 (assuming 100% redemptions of Class A SPAC Shares).[30]

The Scheme also contains usual provisions to facilitate the sale and remittance of cash proceeds to Ineligible Foreign Shareholders (ie those resident in jurisdictions where the delivery of MergeCo shares cannot be readily achieved).

Section 4 contains further information on the Scheme Consideration
If the Transaction proceeds and Carbon Revolution is delisted from the ASX, when will I receive my Scheme Consideration?

If the Scheme becomes effective, Scheme Shareholders (other than Ineligible Foreign Shareholders) will be given the Scheme Consideration on the Implementation Date (currently expected to be 23 October 2023).

If you are an Ineligible Foreign Shareholder, the net proceeds from the sale of the MergeCo Shares that you would have otherwise received will be paid to you in accordance with section 4.3.

Section 4 contains further information on the Scheme Consideration

30 Assumes the Structured Equity Facility is put in place and SEF Warrants convert into such number of MergeCo Shares that equals to 17.5% of the aggregate number of MergeCo Shares on issue at Implementation (excluding MergeCo Shares received by SPAC Shareholders in exchange for their Class A SPAC Shares) and MergeCo RSUs to be issued pursuant to the Retention Plan, inclusive of the MergeCo Shares issued on exercise of the SEF Warrants. This is the mid-point of the range discussed in section 8.4.

2	Frequently asked questions

Question	Answer	More information
What happens if the Transaction does not proceed?

If the Transaction does not proceed (among other things as set out in section 4.4):

●      on or before 30 October 2023, the principal and all accrued interest under the New Debt Program may, subject to the discretion of the Servicer, be required to be repaid in full and a fee of 7% of the principal may be payable to the Servicer. In the event this payment was required and not made, the Servicer may exercise rights available to it under the New Debt Program, including the enforcement of security provided to it over substantially all of Carbon Revolution’s assets (including substantially all of its intellectual property) in connection with the New Debt Program;

●      subject to any renegotiations Carbon Revolution is able to successfully complete, the CEF and, if entered into prior to Implementation, any potential additional equity funding which is contingent on Implementation (including a proposed Structured Equity Facility) will not be available to Carbon Revolution or MergeCo;

●     Carbon Revolution would have until 30 October 2023 to seek to renegotiate the terms of the New Debt Program, which it may do in order for it to investigate and consider the possibility of an alternative transaction;

●      subject to agreeing required amendments to the New Debt Program, the Carbon Revolution Board would consider all appropriate courses of action including an IPO and capital raise in the US coupled with seeking to negotiate to keep the CEF or any alternative equity funding on foot, conducting a substantial capital raising or securing an alternative financier and/or finding a purchaser of Carbon Revolution (each on terms which may not be favourable to Carbon Revolution Shareholders);

●      if the above courses of action are determined not to be viable, the Carbon Revolution Directors may be forced to place Carbon Revolution into liquidation or voluntary administration. In particular, if at any time the amount under the New Debt Program became repayable as a result of the deadline under the New Debt Program being reached and Carbon Revolution cannot repay the amount owed under the New Debt Program, the Carbon Revolution Board would appoint voluntary administrators to the Company to determine the best pathway forward for stakeholders. At this point, the counterparties to the New Debt Program would be entitled to exercise their rights under the New Debt Program;

●      subject to the above, Carbon Revolution will continue to be listed on the ASX, you will not receive the Scheme Consideration and the Capital Reduction will not occur; and

Section 4.4.

2	Frequently asked questions

Question	Answer	More information

●      a reimbursement fee of US$2 million (excluding GST) may be payable to SPAC by Carbon Revolution (except where the Transaction does not proceed as a result of the Carbon Revolution Shareholders not approving the Scheme).

GIVEN THE LIMITED FUNDS CURRENTLY AVAILABLE TO CARBON REVOLUTION AND THE EXTENSIVE PROCESS ALREADY UNDERTAKEN TO SOURCE FUNDS, EVEN IF APPROPRIATE AMENDMENTS WERE OBTAINED IN RESPECT OF THE NEW DEBT PROGRAM, THE CARBON REVOLUTION BOARD MAY DETERMINE THAT IT IS NOT VIABLE TO PURSUE AN ALTERNATIVE TRANSACTION. THE PROSPECT OF ANY ALTERNATIVE TRANSACTION CONTAINS SIGNIFICANT UNCERTAINTY AS TO BOTH THE ABILITY TO ACHIEVE THE TRANSACTION AND THE TERMS ON WHICH IT WOULD BE UNDERTAKEN. ANY SUCH TRANSACTION MAY BE SIGNIFICANTLY MORE DILUTIVE OR OTHERWISE ONEROUS FOR CARBON REVOLUTION SHAREHOLDERS COMPARED TO THE CURRENT TRANSACTION.

Will I be able to hold and trade MergeCo Shares received as Scheme Consideration in a similar way to the way I hold and trade my Carbon Revolution Shares?

The method for receiving MergeCo Shares on Implementation, and whether or not you can trade them on NYSE American shortly after Implementation, will depend on whether or not you make a DTC Election. If you do make a valid DTC Election and have a nominated DTC Participant (a broker that has US securities exchange trading ability) receive your new MergeCo Shares on your behalf, you will hold them through your DTC Participant and be able to trade them on NYSE American in a manner which is broadly consistent with the current way Carbon Revolution Shares are held and traded through a brokerage account on ASX. There are differences however, and you should consider the detail provided below and elsewhere in this Scheme Booklet to determine whether this is the right choice for you. You may also wish to consult with your existing broker, accountant, financial adviser or other professional adviser on how to identify a DTC Participant or the implications and practicalities of holding or not holding MergeCo Shares through a DTC Participant.

Making a DTC Election to hold through a DTC Participant

A DTC Election is an election to hold your MergeCo Shares through a DTC Participant, which is a broker or other financial institution that has US securities exchange trading ability, who will be able to facilitate trading in MergeCo Shares on NYSE American. If you wish to be able to easily trade your MergeCo Shares, receive dividends (if any) and shareholder communications and vote at meetings of MergeCo Shareholders, you will need to hold your shares through a DTC Participant. However, DTC Participants may charge brokerage fees, commissions and other costs. Holding MergeCo Shares through a DTC Participant is the most similar arrangement to holding Carbon Revolution Shares through a brokerage account and is the method encouraged by the Carbon Revolution Board.

Sections 3.2, 4.5(f) and 7.12.

2	Frequently asked questions

Question	Answer	More information

To hold MergeCo Shares through a DTC Participant, you will need to take a number of steps, including identifying a DTC Participant, making the DTC Election, and instructing the DTC Participant to input the necessary Deposit or Withdrawal at Custodian (“DWAC”) instruction to receive the MergeCo Shares on your behalf. Your DTC Participant will also need to take steps on your behalf to submit the DWAC and receive the MergeCo Shares. You should check with your DTC Participant whether there are charges involved. For further information see section 7.12.

Holding through the Exchange Agent Account

If a Scheme Shareholder has not made a valid DTC Election prior to 5.00pm on 9 October 2023 or if the Scheme Shareholder has made the DTC Election prior to 5.00pm on 9 October 2023 but their DTC Participant does not take necessary steps to receive the Scheme Consideration on their behalf within four business days of Implementation (eg but not lodging a valid DWAC instruction in time), the Scheme Consideration will be held on their behalf in the Exchange Agent Account. Whilst MergeCo Shares are held through the Exchange Agent Account, the relevant holders will not be able to trade their MergeCo Shares, receive dividends on their MergeCo Shares (which will instead be accrued and held for their benefit, without interest) or vote at meetings of MergeCo Shareholders. This may be changed by subsequently transferring the holding to be held through a DTC Participant or electing to receive MergeCo Shares in registered form. For further information, see section 7.12.

Legal holder and closure of the Exchange Agent Account

In accordance with customary practice for companies listed on a US securities exchange (including NYSE American) all MergeCo Shares issued as Scheme Consideration will, at Implementation, be legally held by Cede & Co as nominee for the Depository Trust Company (DTC). This is the case whether or not you make a DTC Election or hold through the Exchange Agent Account. In these instances, as a Scheme Shareholder, you will receive a book entry interest in the MergeCo Shares.

If they wish to, MergeCo Shareholders may subsequently transfer their holding such that they become the registered holder of the MergeCo Shares directly, outside of the DTC system. Furthermore, whilst the Exchange Agent Account will be maintained by the Exchange Agent for a minimum of six months, after this point MergeCo may instruct the Exchange Agent to close the Exchange Agent Account and any MergeCo Shareholders who hold their MergeCo Shares through the Exchange Agent Account at that date will have their holding transferred directly to the MergeCo register of members. At such time (or unless an instruction is previously received to transfer shares from the Exchange Agent account), any dividends issued and accrued on behalf of such MergeCo Shareholders will be paid without interest by cheque in US dollars. There are negative implications for holding MergeCo Shares directly which shareholders should be aware of. For further information, see section 7.12.

2	Frequently asked questions

Question	Answer	More information
Will I have to pay brokerage as a result of the Scheme?

Prior to making a DTC Election, you should contact your DTC Participant to determine if any brokerage fees or other costs or charges will be payable in connection with them receiving MergeCo Shares on your behalf.

No fees are payable by MergeCo Shareholders in connection with receiving MergeCo Shares in the Exchange Agent Account, however there are likely to be fees payable to the nominated DTC Participant in connection with subsequently transferring MergeCo Shares from the Exchange Agent Account to a DTC Participant.

Section 7.12
What are the taxation implications of the Scheme?

The taxation implications of the Scheme will depend on your particular circumstances.

Section 11 provides a general description of the anticipated Australian taxation consequences of the Scheme for Scheme Shareholders.

This Scheme Booklet does not contain any information on the tax consequences for Scheme Shareholders in tax jurisdictions outside of Australia.

You should seek independent professional taxation advice with respect to your particular circumstances.

Carbon Revolution is in the process of applying for a class ruling from the ATO regarding the income tax implications for Australian tax resident Scheme Shareholders participating in the Scheme, and the availability of CGT scrip-for-scrip roll-over relief in respect of the Scheme.

The class ruling has not been finalised as at the date of this Scheme Booklet. Carbon Revolution expects that the ATO will provide a draft of the class ruling prior to the Second Court Date.

When the final class ruling is published by the ATO, it will be available on the ATO’s website at www.ato.gov.au and Carbon Revolution’s website at www.carbonrev.com.

Section 11
What are the taxation implications to Carbon Revolution Shareholders of holding MergeCo Shares (as MergeCo is incorporated and is a tax resident in Ireland)?

There are several tax implications for Carbon Revolution Shareholders associated with MergeCo being an Irish company with Irish tax residency. These implications are set out in sections 7.12 and 11. However, you should seek independent professional taxation advice with respect to your particular circumstances.

Certain material US federal income tax considerations applicable to Scheme Shareholders that are “non-US holders” (as defined in section 11.2) on Implementation and the ownership and disposition of MergeCo Shares are described in section 11.2.

Section 11.3

2	Frequently asked questions

Question	Answer	More information
Conditions to the Scheme and Capital Reduction
Are there any conditions to the Scheme and Capital Reduction?	Yes. The conditions to the Scheme and Capital Reduction are summarised in section 12.5(b). As at the date of this Scheme Booklet, the Carbon Revolution Directors are not aware of any reason why any condition to the Scheme and Capital Reduction will not be satisfied.	Section 12.5(b)
What is required for the Scheme and Capital Reduction to become Effective?

The Scheme and Capital Reduction will become effective if:

●      the Scheme is approved by the Requisite Majorities of Carbon Revolution Shareholders at the Scheme Meeting to be held on 9 October 2023;

●      the Capital Reduction is approved by the Requisite Majority of Carbon Revolution Shareholders at the General Meeting to be held on 9 October 2023;

●      the Court approves the Scheme at the Second Court Hearing (expected to be held on 9 October 2023); and

●      all of the other conditions precedent to the Scheme and Capital Reduction (including the SPAC Shareholders approving the Business Combination) are satisfied or waived (as applicable).

Section 12.5
Scheme Meeting
When and where will the Scheme Meeting be held?	The Scheme Meeting will be held in-person at Anglesea Room, Waurn Ponds Estate, Nicol Drive South, Waurn Ponds VIC 3216 and virtually at https://meetings.linkgroup.com/cbrscheme23 on 9 October 2023 at 1.00pm (Melbourne time).	Annexure 4
What will Carbon Revolution Shareholders be asked to vote on at the Scheme Meeting?	At the Scheme Meeting, Carbon Revolution Shareholders will be asked to vote on whether to approve the Scheme.	Annexure 4
Why are there separate meetings for the Scheme and Capital Reduction?

There are two separate meetings being held for the Scheme and Capital Reduction because:

●      the Scheme Meeting is convened by the Court under section 411(1) of the Corporations Act; and

●      the General Meeting is convened by Carbon Revolution Directors under rule 7.1 of Carbon Revolution’s constitution and under the Corporations Act.

N/A
What is the Carbon Revolution	In order to become effective, the Scheme must be approved by the Requisite Majorities, being:	Section 4.5

2	Frequently asked questions

Question	Answer	More information
Shareholder approval threshold for the Scheme?

●      unless the Court orders otherwise, a majority in number (more than 50%) of Carbon Revolution Shareholders present and voting at the Scheme Meeting (either in person or by proxy, attorney or, in the case of corporate Carbon Revolution Shareholders, corporate representative); and

●      at least 75% of the total number of votes cast on the Scheme Resolution at the Scheme Meeting by Carbon Revolution Shareholders present and voting (either in person or by proxy, attorney or, in the case of corporate Carbon Revolution Shareholders, corporate representative).

Even if the Scheme is approved by the Requisite Majorities of Carbon Revolution Shareholders at the Scheme Meeting, the Scheme is still subject to the approval of the Court and the other conditions set out in section 12.5.

Am I entitled to vote at the Scheme Meeting?	If you are registered as a Carbon Revolution Shareholder on the Carbon Revolution Share Register as at 7.00pm (Melbourne time) on 7 October 2023, you will be entitled to attend and vote at the Scheme Meeting.	Annexure 4
How can I vote if I can’t attend the Scheme Meeting?	If you would like to vote but cannot attend the Scheme Meeting in-person or online, you can vote by appointing a proxy (including by lodging your proxy form online at https://investorcentre.linkgroup.com/Login) or attorney to attend and vote on your behalf. You may also vote by corporate representative if that option is applicable to you.	Annexure 4
When will the results of the Scheme Meeting be known?	The results of the Scheme Meeting are expected to be made available shortly after the conclusion of the Scheme Meeting and will be announced to the ASX (https://www2.asx.com.au/markets/company/cbr) once available.	N/A
What happens to my Carbon Revolution Shares if I do not vote, or if I vote against the Scheme, and the Scheme becomes Effective and is implemented?	If you do not vote, or vote against the Scheme, and the Scheme becomes Effective and is implemented, any Scheme Shares held by you on the Scheme Record Date (currently expected to be 7.00pm (Melbourne time) on 16 October 2023) will be cancelled and you will receive the Scheme Consideration, despite not having voted or having voted against the Scheme.	Section 4.5(a)
General Meeting
When and where will the General Meeting be held?	The General Meeting will be held in-person at Anglesea Room, Waurn Ponds Estate, Nicol Drive South, Waurn Ponds VIC 3216 and virtually at https://meetings.linkgroup.com/CBRGM23 on 9 October 2023 at 1.30pm (Melbourne time) (or at the conclusion or adjournment of the Scheme Meeting, whichever is later).

2	Frequently asked questions

Question	Answer	More information
What will Carbon Revolution Shareholders be asked to vote on at the General Meeting?	At the General Meeting, Carbon Revolution Shareholders will be asked to vote on whether to approve the Capital Reduction Resolution.	Annexure 4
What is the Carbon Revolution Shareholder approval threshold for the Capital Reduction Resolution?	The Capital Reduction can only proceed if an ordinary majority of Carbon Revolution Shareholders approve the Capital Reduction Resolution. This requires more than 50% of votes cast at the General Meeting (either in person or by proxy, attorney or, in the case of corporate Carbon Revolution Shareholders, corporate representative) to be in favour of the Capital Reduction.	Section 4.5
Am I entitled to vote at the General Meeting?	If you are registered as a Carbon Revolution Shareholder on the Carbon Revolution Share Register as at 7.00pm (Melbourne time) on 7 October 2023, you will be entitled to attend and vote at the General Meeting.	Annexure 4
How can I vote if I can’t attend the General Meeting?	If you would like to vote but cannot attend the General Meeting in-person or online, you can vote by appointing a proxy (including by lodging your proxy form online at https://investorcentre.linkgroup.com/Login) or attorney to attend and vote on your behalf. You may also vote by corporate representative if that option is applicable to you.	Annexure 4
When will the results of the General Meeting be known?	The results of the General Meeting are expected to be made available shortly after the conclusion of the General Meeting and will be announced to the ASX (www2.asx.com.au/markets/company/cbr) once available.	N/A
Other questions
What are the costs of the Transaction?	Carbon Revolution had until 31 August 2023 incurred approximately A$13.6 million in costs to progress the Transaction and from 1 September 2023 expects the Combined Group to incur an additional approximately A$32.8 million of Transaction costs (inclusive of the SPAC’s costs). As not all costs incurred by 31 August 2023 had been paid by 31 August 2023, Carbon Revolution’s cash flow projections expect cash outflows from 1 September 2023 of approximately A$35.7 million in Transaction Costs, of which approximately A$4.4 million are expected to be payable prior to Implementation, A$23.4 million on Implementation and A$7.9 million after Implementation).	Section 5.7

2	Frequently asked questions

Question	Answer	More information

Is a Superior Proposal likely to emerge?

Since the announcement of the execution of the Scheme Implementation Deed on 30 November 2022, and up to the date of this Scheme Booklet no Superior Proposal has emerged.

The Carbon Revolution Directors are not aware of any Superior Proposal, as at the date of this Scheme Booklet.

N/A
What happens if a Competing Proposal is received?

If a Competing Proposal is received, the Carbon Revolution Directors will carefully consider it.

Carbon Revolution must notify MergeCo and the SPAC of that Competing Proposal in accordance with the Scheme Implementation Deed.

Carbon Revolution Shareholders should note that Carbon Revolution has agreed to certain exclusivity provisions in favour of MergeCo and the SPAC under the Scheme Implementation Deed.

Section 12.5(g)
Can I sell my Carbon Revolution Shares now?

You can sell your Carbon Revolution Shares on market at any time before the close of trading on the ASX on the Effective Date at the then prevailing market price (which may vary from the expected value of the Scheme Consideration).

Carbon Revolution intends to apply to the ASX for Carbon Revolution Shares to be suspended from trading on the ASX from close of trading on the Effective Date. You will not be able to sell your Carbon Revolution Shares on market after this date.

If you sell your Carbon Revolution Shares on market, you may pay brokerage on the sale, you will not receive the Scheme Consideration and there may be different tax consequences compared to those that would arise if you retain those shares until the Scheme is implemented.

N/A
What if I have further questions about the Scheme?

For further information, please contact the Carbon Revolution Shareholder Information Line on 1800 881 047 (within Australia) or +61 1800 881 047 (outside Australia), between 9.00am and 5.00pm (Melbourne time), Monday to Friday.

If you are in doubt about anything in this Scheme Booklet, please contact your financial, legal, taxation or other professional adviser immediately.

N/A

3	What should you do?

3	What should you do?

3.1	Step 1: Read this Scheme Booklet

You should carefully read this Scheme Booklet in its entirety before deciding whether to vote in favour of the Scheme and Capital Reduction.

If you have any questions, please contact the Carbon Revolution Shareholder Information Line on 1800 881 047 (within Australia) or +61 1800 881 047 (outside Australia), between 9.00am and 5.00pm (Melbourne time), Monday to Friday.

If you are in any doubt as to what you should do, please consult your legal, financial, tax or other professional adviser without delay.

3.2	Step 2: Determine if you would like to hold MergeCo Shares you receive as Scheme Consideration through a DTC Participant from Implementation, and if so make the DTC Election

Whether you intend to vote in favour of, or against, the Scheme and Capital Reduction, you should consider whether you would like to hold any MergeCo Shares you receive as Scheme Consideration at Implementation through a DTC Participant (effectively a broker with US securities exchange trading ability, who will be able to facilitate trading in MergeCo Shares). DTC Participants may charge brokerage fees, commissions, and other costs. Further information in relation to this may be found in sections 4.5(f) and 7.12.

If you would like to do so, you will need to:

(a)	conduct your own enquiries to identify a DTC Participant who is suitable for you;

(b)	establish an account with that DTC Participant, if you do not already have one;

(c)	make the DTC Election nominating the DTC Participant to hold your MergeCo Shares by completing the DTC Election Form by 5.00pm on 9 October 2023; and

(d)	instruct your DTC Participant to input a Deposit or Withdrawal at Custodian (DWAC) instruction in DTC to receive the MergeCo Shares you will receive as Scheme Consideration within four business days of the Implementation Date. Carbon Revolution Shareholders should ask their DTC Participant if there will be a fee associated with this.

IMPORTANT: IF YOU WOULD LIKE TO TRADE YOUR MERGECO SHARES SHORTLY AFTER THE LISTING OF MERGECO ON NYSE AMERICAN YOU SHOULD TAKE THE STEPS SET OUT ABOVE. PLEASE REFER TO SECTION 7.12 AND THE DTC ELECTION FORM FOR ADDITIONAL DETAILS.

3.3	Step 3: Vote on the Scheme and Capital Reduction

(a)	Your vote is important

For the Transaction to proceed, it is necessary that sufficient Carbon Revolution Shareholders vote in favour of the Scheme and Capital Reduction.

(b)	Who is entitled to vote?

If you are registered on the Carbon Revolution Share Register at 7.00pm (Melbourne time) on 7 October 2023 you will be entitled to vote on the Scheme and the Capital Reduction.

3	What should you do?

(c)	Notice of Scheme Meeting

The Scheme Meeting will be held in-person at Anglesea Room, Waurn Ponds Estate, Nicol Drive South, Waurn Ponds VIC 3216 and virtually at https://meetings.linkgroup.com/cbrscheme23 on 9 October 2023 at 1.00pm (Melbourne time).

Carbon Revolution Shareholders and their authorised proxies, attorneys and corporate representatives may participate in the Scheme Meeting.

Carbon Revolution Shareholders who are unable to, or do not wish to, participate in the Scheme Meeting, or will not have access to a device and the internet, are encouraged to submit a directed proxy vote as early as possible and in any event by 1.30pm (Melbourne time) on 7 October 2023 by completing and submitting a proxy form.

The Notice of Scheme Meeting is contained in Annexure 4.

(d)	Notice of General Meeting

The General Meeting will be held in-person at Anglesea Room, Waurn Ponds Estate, Nicol Drive South, Waurn Ponds VIC 3216 and virtually at https://meetings.linkgroup.com/CBRGM23 on 9 October 2023 at 1.30pm (Melbourne time) (or at the conclusion or adjournment of the Scheme Meeting, whichever is later).

Carbon Revolution Shareholders and their authorised proxies, attorneys and corporate representatives may participate in the General Meeting.

Carbon Revolution Shareholders who are unable to, or do not wish to, participate in the Scheme Meeting, or will not have access to a device and the internet, are encouraged to submit a directed proxy vote as early as possible and in any event by 1.30pm (Melbourne time) on 7 October 2023 by completing and submitting a proxy form.

The Notice of General Meeting is contained in Annexure 4.

(e)	How to vote?

You may vote:

(1)	in person, by attending the Scheme Meeting and General Meeting;

(2)	online, by attending the Scheme Meeting at https://meetings.linkgroup.com/cbrscheme23 and General Meeting at https://meetings.linkgroup.com/CBRGM23;

(3)	by proxy, by lodging a proxy form online at https://investorcentre.linkgroup.com/Login or by completing, signing and lodging proxy forms for the Scheme Meeting and General Meeting respectively in accordance with the instructions set out on the form. To be valid, your proxy forms must be received by the Carbon Revolution Share Registry by 1.30pm on 7 October 2023;

(4)	by attorney, by appointing an attorney to attend and vote at the Scheme Meeting and/or General Meeting on your behalf and providing a duly executed power of attorney to the Carbon Revolution Share Registry by 1.30pm on 7 October 2023; or

3	What should you do?

(5)	by corporate representative, in the case of a body corporate which is a Carbon Revolution Shareholder, by appointing a corporate representative to attend and vote at the Scheme Meeting and/or General Meeting on behalf of that Carbon Revolution Shareholder and providing a duly executed certificate of appointment (in accordance with sections 250D and 253B of the Corporations Act) prior to admission to the Scheme Meeting and/or General Meeting (as applicable). You may obtain an ‘Appointment of Corporate Representative’ form from the Carbon Revolution Share Registry or online at www.linkmarketservices.com.au.

Further details on how to vote are contained in Annexure 4.

4	Overview of the Transaction

4	Overview of the Transaction

4.1	Background to the Transaction

As announced on ASX on 30 November 2022, Carbon Revolution entered into the Scheme Implementation Deed and associated Business Combination Agreement with the SPAC and MergeCo, under which it is proposed that Carbon Revolution and the SPAC will merge. The merger will be effected by MergeCo, an entity which has no trading history or operations and only nominal share capital, becoming the parent company of both:

●	Carbon Revolution, by way of the Scheme and Capital Reduction; and

●	the SPAC, by way of a wholly owned subsidiary of MergeCo (Merger Sub) and the SPAC merging (by operation of the laws of the Cayman Islands) under the Business Combination Agreement.

Under the Scheme and Capital Reduction, the Scheme Shares will be cancelled, MergeCo will issue the Scheme Consideration to Scheme Shareholders and Carbon Revolution will issue one Carbon Revolution Share to MergeCo. This will result in Carbon Revolution becoming a wholly owned subsidiary of MergeCo.

The Carbon Revolution Board reviewed and considered the proposed Transaction, and your Directors unanimously recommend that you vote in favour of the Scheme and Capital Reduction and intend to vote the Shares they own or control in favour of the Scheme and Capital Reduction, in each case in the absence of a Superior Proposal and subject to the Independent Expert continuing to conclude that the Scheme and Capital Reduction are in the best interests of Carbon Revolution Shareholders.

The interests of the Carbon Revolution Directors, including the benefits they will receive on or in connection with the Scheme becoming Effective, are disclosed in sections 7.6, 7.7, 12.1, 12.2 and 12.3.31 Carbon Revolution Shareholders should have regard to these interests when considering how to vote on the Scheme and the Capital Reduction, including the Carbon Revolution Directors’ recommendation on the Scheme, which appears throughout this Scheme Booklet.

4.2	Overview of the Scheme Consideration

If the Scheme is implemented, Scheme Shareholders will be entitled to receive the Scheme Consideration and will have their Scheme Shares cancelled.

31 The Carbon Revolution Board has determined that subject to the Scheme becoming Effective: (i) 298,594 unvested rights granted to Mr Jake Dingle will vest and automatically convert into Carbon Revolution Shares on the Scheme Record Date; and (ii) the restrictions on the 28,226 restricted shares held by Mr James Douglas and 14,807 restricted shares held by Ms Lucia Cade under the NED Sacrifice Plan will cease (see section 12.2 for further details). Further, it is anticipated that following Implementation, the MergeCo Board will implement changes to the compensation arrangements for Non-Executive Directors, which includes proposed one off grants of MergeCo RSUs worth US$250,000 to Mr James Douglas and US$200,000 to the other Non-Executive Directors and subsequent annual grants of MergeCo RSUs worth US$150,000 to the Chair of MergeCo and US$120,000 to the other Non-Executive Directors of MergeCo along with reductions to cash compensation (subject to the discretion of the MergeCo Board to make cash payments in lieu of such grants of RSU in full or in part) (see sections 7.6 and 7.7 for further details). Whilst no changes to the compensation arrangements of Mr Jake Dingle have been determined, Mr Jake Dingle is expected to be granted approximately up to 449,318 MergeCo RSUs as a one-off retention award (see section 7.7 for further details) and Jake Dingle may be granted MergeCo Incentive Securities or paid cash by MergeCo pursuant to his award under Carbon Revolution’s FY23 STI (see section 12.2(e) for further details). Carbon Revolution Shareholders should have regard to these matters when considering their respective recommendations of on the Scheme.

4	Overview of the Transaction

(a)	Overview of the Scheme Consideration

If the Scheme is implemented and assuming no agreement for additional equity funding is executed prior to Implementation, Scheme Shareholders are anticipated to receive approximately 0.0877 MergeCo Shares per each Carbon Revolution Share held on the Scheme Record Date.

The Scheme also contains usual provisions to facilitate the sale and remittance of cash proceeds to Ineligible Foreign Shareholders (ie those resident in jurisdictions where the delivery of MergeCo shares cannot be readily achieved).

The number of MergeCo Shares to be issued for each Scheme Share cancelled will be calculated in accordance with the following formula:

NMS = N / A

where:

NMS	is the number of MergeCo Shares per Scheme Share;

A	is the total number of Carbon Revolution Shares on issue as at the Scheme Record Date (or which would be on issue if all securities of Carbon Revolution convertible into Carbon Revolution Shares had converted on that date); and

N	is 18,672,889. This was Carbon Revolution’s equity value at 31 March 2023 divided by US$10, where the equity value was calculated as US$200,000,000 less outstanding debt plus cash, subject to adjustments.

As at the Last Practicable Date, there was expected to be 213,029,945 Carbon Revolution Shares on issue at the Scheme Record Date, taking into account the rights on issue which will be converted into Carbon Revolution Shares on the Scheme Record Date, and no other securities that are convertible into Carbon Revolution Shares.

Assuming the number of these securities does not change, the number of MergeCo Shares per Scheme Share would be calculated as 0.0877. The calculation is: 18,672,889 / 213,029,945.

As an example, if a Carbon Revolution Shareholder holds 500 Carbon Revolution Shares on the Scheme Record Date (based on the above calculation) on Implementation of the Scheme they would be entitled to 43.85 MergeCo Shares. In accordance with the Scheme of Arrangement, fractional entitlements will be rounded down and as such the Scheme Shareholder would receive 43 MergeCo Shares (for further information, see section 4.2(c)).

To the extent the number of Carbon Revolution Shares, rights or convertible securities changes between the date of this Scheme Booklet and the Scheme Record Date, the number of MergeCo Shares to be issued as Scheme Consideration per Scheme Share will change accordingly.

However, if agreements for additional equity funding are executed prior to Implementation and the SPAC provides its consent to this on the basis that SPAC Shareholders are not diluted, this will impact the ratio of MergeCo Shares received per Carbon Revolution Share (ie it will no longer be 0.0877). For example, if a Structured Equity Facility is entered into, the number of MergeCo Shares received per Carbon Revolution Share is likely to vary depending on the final number of SEF Warrants issued in connection with the Structured Equity Facility and the level of redemptions of Class A SPAC Shares. Assuming the SEF Warrants are issued in an amount equal to 17.5%32 of the aggregate number of MergeCo Shares on issue at Implementation (excluding the number of MergeCo Shares received by SPAC Shareholders in exchange for their Class A SPAC Shares) and MergeCo RSUs to be issued pursuant to the Retention Plan and inclusive of the MergeCo Shares issued on exercise of the SEF Warrants, it is anticipated that the number of MergeCo Shares to be received per Carbon Revolution Share will be between 0.0670 (assuming no further redemptions of Class A SPAC Shares beyond those received in accordance with the Extension Approval) and 0.0672 (assuming 100% redemptions of Class A SPAC Shares). In the event that agreements in respect of any additional equity funding are signed prior to the Scheme Meeting, Carbon Revolution will issue supplementary disclosure to this Scheme Booklet outlining (amongst other things) the final ratio of MergeCo Shares per Carbon Revolution Share.

For further information on a proposed Structured Equity Facility see section 8.4, for further information on the potential dilutive impact of it, see section 7.3 and for further information on supplementary disclosure, see section 12.10.

32 This is the mid-point of the 15–20% range discussed in section 8.4.

4	Overview of the Transaction

(b)	Eligibility and limitations

A Scheme Shareholder is only entitled to receive the Scheme Consideration in respect of all of its Carbon Revolution Shares held on the Scheme Record Date.

MergeCo will be under no obligation to issue any MergeCo Shares to any Ineligible Foreign Shareholder. Ineligible Foreign Shareholders will instead receive the Cash Consideration. Ineligible Foreign Shareholders are those Scheme Shareholders who have an address in the Carbon Revolution Share Register as at the Scheme Record Date in a place outside Australia and its external territories, Cayman Islands, Germany, Spain, Hong Kong, New Caledonia, New Zealand, Singapore, Switzerland, United Kingdom, US and any other jurisdiction determined by MergeCo. For further information on Ineligible Foreign Shareholders, please see section 4.3.

(c)	Fractional entitlements

Where the calculation of the number of MergeCo Shares to be issued to a particular Scheme Shareholder would result in the Scheme Shareholder becoming entitled to a fraction of a MergeCo Share, then the fractional entitlement will be rounded down to the nearest whole number of MergeCo Shares.

4.3	Cash Consideration and Sale Facility for Ineligible Foreign Shareholders

(a)	Foreign Ineligible Shareholders

A Scheme Shareholder will be an Ineligible Foreign Shareholder for the purposes of the Scheme if their address as shown in the Carbon Revolution Register (as at 7.00pm on the Scheme Record Date) is in a place which is unduly onerous to issue that Scheme Shareholder with MergeCo Shares when Implementation of the Scheme occurs.

A Scheme Shareholder whose address (as shown in the Carbon Revolution Register as at 7.00pm on the Scheme Record Date) is within Australia and its external territories, Cayman Islands, Germany, Spain, Hong Kong, New Caledonia, New Zealand, Singapore, Switzerland, United Kingdom, US or any other jurisdiction determined by MergeCo will not be an Ineligible Foreign Shareholder.

4	Overview of the Transaction

If you are an Ineligible Foreign Shareholder and the Scheme is approved and implemented, you will not be able to receive MergeCo Shares under the Scheme. Instead, you will be provided cash consideration as set out in section 4.3(b).

(b)	Overview of the Cash Consideration

Under the Scheme Implementation Deed, Cash Consideration will be sent to Ineligible Foreign Shareholders. MergeCo will issue the MergeCo Shares that would have otherwise been required to be issued to the Ineligible Foreign Shareholders to the Sale Agent. The Sale Agent will then sell on-market, or procure the sale on-market of, all of the MergeCo Shares issued to it and remit the sale proceeds into the Trust Account (as the term is defined in the Scheme Implementation Deed) for payment by MergeCo to the Ineligible Foreign Shareholders.

The proceeds received by Ineligible Foreign Shareholders will depend on the price at which the MergeCo Shares can be sold under the Sale Facility at the relevant time, applicable exchange rates (given sales are likely to be made in a US dollars) and the amount of any applicable taxes, duty, currency conversion or other costs and charges incurred by the Sale Agent in connection with sales under the Sale Facility. An Ineligible Foreign Shareholder’s pro rata share of the proceeds under the Sale Facility may be more or less than the value of the MergeCo Shares that the shareholder would have received. None of MergeCo, Carbon Revolution, the SPAC or the Sale Agent gives any assurance as to the price that will be achieved for the sale of these MergeCo Shares by the Sale Agent under the Sale Facility.

Ineligible Foreign Shareholders who have validly registered their Australian ADI bank account with the Carbon Revolution Registry may have their Cash Consideration sent directly to their bank account. Otherwise, Ineligible Foreign Shareholders will have their Cash Consideration sent by cheque to their address shown on the Carbon Revolution Share Register.

It is important to note that you will only receive the Cash Consideration if you are an Ineligible Foreign Shareholder (see section 4.2(b) for more details).

(c)	Calculation

The amount of cash each Ineligible Foreign Shareholder will receive is calculated in accordance with the following formula:

A = (B / C) X D

where:

A	is the amount of cash an Ineligible Foreign Shareholder receives;

B	is the number of MergeCo Shares that would otherwise have been issued to that Ineligible Foreign Shareholder, had it not been an Ineligible Foreign Shareholder;

C	is the total number of MergeCo Shares that would otherwise have been issued to all Ineligible Foreign Shareholders; and

D	is the total proceeds resulting from the sale of all the MergeCo Shares which would otherwise be required to be issued to the Ineligible Foreign Shareholders, after deduction of any applicable brokerage, stamp duty, currency conversion costs and other costs, taxes and charges.

4	Overview of the Transaction

Where the calculation of the Cash Consideration to be issued to a particular Ineligible Foreign Shareholder would result in the Ineligible Foreign Shareholder becoming entitled to a fraction of a cent, then the fractional entitlement will be rounded down to the nearest whole cent.

4.4	Implications if the Scheme does not become Effective

If the Scheme is not implemented:

●	on or before 30 October 2023, the principal and all accrued interest under the New Debt Program may, subject to the discretion of the Servicer, be required to be repaid in full and a fee of 7% of the principal may be payable to the Servicer. In the event this payment was required and not made, the Servicer may exercise rights available to it under the New Debt Program, including the enforcement of security provided to it over substantially all of Carbon Revolution’s assets (including substantially all of its intellectual property) in connection with the New Debt Program;

●	subject to any renegotiations Carbon Revolution is able to successfully complete, the CEF and, if entered into prior to Implementation, any potential additional equity funding which is contingent on Implementation (including a proposed Structured Equity Facility) will not be available to Carbon Revolution or MergeCo;

●	Carbon Revolution would have until 30 October 2023 to seek to renegotiate the terms of the New Debt Program, including to seek to remove or extend this deadline, or otherwise alter the requirement. Carbon Revolution may seek to do this in order for it to investigate and consider the possibility of an alternative transaction;

●	subject to agreeing required waivers or amendments in respect of the New Debt Program (including any necessary extension of time), the Carbon Revolution Board would consider all appropriate courses of action (or a combination of them), including seeking to negotiate other amendments to the terms of the New Debt Program, an IPO and capital raise in the US (on terms which may not be favourable to Carbon Revolution Shareholders) coupled with seeking to negotiate to keep the CEF or any alternative equity funding on foot, conducting a substantial capital raising (on terms which may not be favourable to Carbon Revolution Shareholders) or securing an alternative financier and/or finding a purchaser of Carbon Revolution (on terms which may not be favourable to Carbon Revolution Shareholders);

●	if the above courses of action are determined not to be viable or to be available or reasonably likely to succeed, including if Carbon Revolution does not have sufficient cash reserves to progress them, and no alternative option is available, the Carbon Revolution Directors may be forced to place Carbon Revolution into liquidation or voluntary administration. In particular, if at any time the amount under the New Debt Program became repayable as a result of the deadline under the New Debt Program being reached (either as a result of no extension being provided, or any extended period having expired) and Carbon Revolution cannot repay the amount owed under the New Debt Program, the Carbon Revolution Board would appoint voluntary administrators to the Company to determine the best pathway forward for stakeholders. At this point, the counterparties to the New Debt Program would be entitled to exercise their rights under the New Debt Program;

4	Overview of the Transaction

●	subject to the above, Carbon Revolution will continue to be listed on the ASX and MergeCo will not list on NYSE American;

●	the Capital Reduction will not occur, MergeCo will not be issued a Carbon Revolution Share and Carbon Revolution Shareholders will continue to hold Carbon Revolution Shares;

●	subject to liquidation or voluntary administration, by virtue of continuing to hold Carbon Revolution Shares, each Carbon Revolution Shareholder will continue to be exposed to general risks as well as risks specific to Carbon Revolution, including those set out in section 10.2 and section 10.3;

●	Carbon Revolution Shareholders will not receive the Scheme Consideration; and

●	A reimbursement fee of US$2 million (excluding GST) may be payable by Carbon Revolution to the SPAC under certain circumstances. This will not be the case if the Scheme is not implemented due to the Carbon Revolution Shareholders not approving the Scheme at the Scheme Meeting. Further information on the reimbursement fee is set out in section 12.5(h).

GIVEN THE LIMITED FUNDS CURRENTLY AVAILABLE TO CARBON REVOLUTION, EVEN IF APPROPRIATE WAIVERS, EXTENSIONS OR AMENDMENTS WERE OBTAINED IN RESPECT OF THE NEW DEBT PROGRAM, THE CARBON REVOLUTION BOARD MAY DETERMINE THAT IT IS NOT VIABLE TO PURSUE AN ALTERNATIVE TRANSACTION IN LIGHT OF THE CASH FLOW REQUIREMENTS OF THE BUSINESS AND THE COST AND TIME REQUIRED TO PURSUE ANOTHER TRANSACTION. CARBON REVOLUTION WOULD ALSO BE REQUIRED TO CONSIDER, IN LIGHT OF THE EXTENSIVE PROCESS ALREADY UNDERTAKEN TO SEEK TO FUND THE CARBON REVOLUTION BUSINESS, WHETHER AN ALTERNATIVE TRANSACTION IS LIKELY TO BE FEASIBLE.

THE PROSPECT OF ANY ALTERNATIVE TRANSACTION CONTAINS SIGNIFICANT UNCERTAINTY AS TO BOTH THE ABILITY TO ACHIEVE THE TRANSACTION AND THE TERMS ON WHICH IT WOULD BE UNDERTAKEN. ANY SUCH TRANSACTION MAY BE SIGNIFICANTLY MORE DILUTIVE OR OTHERWISE ONEROUS FOR CARBON REVOLUTION SHAREHOLDERS COMPARED TO THE CURRENT TRANSACTION, AND IT REMAINS THE CASE THAT THE CARBON REVOLUTION BOARD CONTINUES TO VIEW THE SPAC TRANSACTION AS IN THE BEST INTERESTS OF CARBON REVOLUTION AND ITS SHAREHOLDERS AND THE DIRECTORS UNANIMOUSLY RECOMMEND THAT YOU VOTE IN FAVOUR OF THE SCHEME AND THE CAPITAL REDUCTION, IN THE ABSENCE OF A SUPERIOR PROPOSAL AND SUBJECT TO THE INDEPENDENT EXPERT CONTINUING TO CONCLUDE THAT THE SCHEME AND CAPITAL REDUCTION ARE IN THE BEST INTERESTS OF CARBON REVOLUTION SHAREHOLDERS.

4.5	Key steps in Implementation of the Scheme

(a)	Scheme Meeting and Scheme approval requirements

The Court has ordered Carbon Revolution to convene the Scheme Meeting at which Carbon Revolution Shareholders will be asked to approve the Scheme.

The terms of the Scheme Resolution to be considered at the Scheme Meeting are contained in the Notice of Scheme Meeting in Annexure 4.

The Scheme will only become effective and be implemented if:

(1)	it is approved by the Requisite Majorities of Carbon Revolution Shareholders at the Scheme Meeting to be held on 9 October 2023 at 1.00pm (Melbourne time);

4	Overview of the Transaction

(2)	the Capital Reduction is approved by an ordinary resolution of Carbon Revolution Shareholders at the General Meeting to be held on 9 October 2023 at 1.30pm (Melbourne time) (or at the conclusion or adjournment of the Scheme Meeting, whichever is later);

(3)	the Scheme is approved by the Court at the Second Court Hearing; and

(4)	the other conditions precedent to the Scheme outlined in section 12.5(b) are satisfied or waived (as applicable), which include the SPAC Shareholders approving the Business Combination.

The Requisite Majorities of Carbon Revolution Shareholders to approve the Scheme are:

(5)	unless the Court orders otherwise, a majority in number (more than 50%) of Carbon Revolution Shareholders present and voting at the Scheme Meeting (either in-person, virtually or by proxy, attorney or, in the case of corporate Carbon Revolution Shareholders, body corporate representative); and

(6)	at least 75% of the total number of votes cast on the Scheme Resolution at the Scheme Meeting by Carbon Revolution Shareholders present and voting (either in-person, virtually or by proxy, attorney or, in the case of corporate Carbon Revolution Shareholders, corporate representative).

The entitlement of Carbon Revolution Shareholders to attend and vote at the Scheme Meeting is set out in the Notice of Scheme Meeting in Annexure 4.

Voting is not compulsory. However, the Carbon Revolution Directors unanimously recommend that Carbon Revolution Shareholders vote in favour of the Scheme and the Capital Reduction in the absence of a Superior Proposal, and subject to the Independent Expert continuing to conclude that the Scheme and Capital Reduction are in the best interests of Carbon Revolution Shareholders.33

You should be aware that even if you do not vote, or vote against the Scheme, the Scheme may still be implemented if the Scheme and Capital Reduction are approved by the Requisite Majorities of Carbon Revolution Shareholders and the Scheme is approved by Court (and the other conditions precedent to the Scheme are satisfied or waived). If this occurs, your Carbon Revolution Shares will be cancelled and you will receive the Scheme Consideration (or cash, in the case of Ineligible Foreign Shareholders) even though you did not vote on, or voted against, the Scheme.

33 The Carbon Revolution Board has determined that subject to the Scheme becoming Effective: (i) 298,594 unvested rights granted to Mr Jake Dingle will vest and automatically convert into Carbon Revolution Shares on the Scheme Record Date; and (ii) the restrictions on the 28,226 restricted shares held by Mr James Douglas and 14,807 restricted shares held by Ms Lucia Cade under the NED Sacrifice Plan will cease (see section 12.2 for further details). Further, it is anticipated that following Implementation, the MergeCo Board will implement changes to the compensation arrangements for Non-Executive Directors, which includes proposed one off grants of MergeCo RSUs worth US$250,000 to Mr James Douglas and US$200,000 to the other Non-Executive Directors and subsequent annual grants of MergeCo RSUs worth US$150,000 to the Chair of MergeCo and US$120,000 to the other Non-Executive Directors of MergeCo along with reductions to cash compensation (subject to the discretion of the MergeCo Board to make cash payments in lieu of such grants of RSU in full or in part) (see sections 7.6 and 7.7 for further details). Whilst no changes to the compensation arrangements of Mr Jake Dingle have been determined, Mr Jake Dingle is expected to be granted approximately up to 449,318 MergeCo RSUs as a one-off retention award (see section 7.7 for further details) and Jake Dingle may be granted MergeCo Incentive Securities or paid cash by MergeCo pursuant to his award under Carbon Revolution’s FY23 STI (see section 12.2(e) for further details). Carbon Revolution Shareholders should have regard to these matters when considering their respective recommendations of on the Scheme.

4	Overview of the Transaction

The results of the Scheme Meeting will be available as soon as possible after the conclusion of the Scheme Meeting and will be announced to the ASX (www2.asx.com.au/markets/company/cbr) once available.

Please note that the Scheme Meeting may be postponed or adjourned, including if satisfaction of a Condition Precedent is delayed. Any such postponement or adjournment will be announced by Carbon Revolution to the ASX.

(b)	General Meeting and Capital Reduction approval requirements

The terms of the Capital Reduction Resolution to be considered at the General Meeting are contained in the Notice of General Meeting in Annexure 4.

The Capital Reduction can only proceed if an ordinary majority of Carbon Revolution Shareholders approve the Capital Reduction Resolution. This requires more than 50% of votes cast at the General Meeting to be in favour of the Capital Reduction.

The entitlement of Carbon Revolution Shareholders to attend and vote at the General Meeting is set out in the Notice of General Meeting in Annexure 4.

Voting is not compulsory. However, the Carbon Revolution Directors unanimously recommend that Carbon Revolution Shareholders vote in favour of the Capital Reduction.34

You should be aware that even if you do not vote, or if you vote against the Capital Reduction, the Capital Reduction may still be implemented if it is approved by the Requisite Majority of Carbon Revolution Shareholders. If this occurs, your Carbon Revolution Shares will be cancelled. If the Scheme is also approved by Carbon Revolution Shareholders (and the other conditions precedent to the Scheme are satisfied or waived), your Carbon Revolution Shares will be cancelled and you will receive the Scheme Consideration (or cash, in the case of Ineligible Foreign Shareholders) even though you did not vote on, or voted against, the Capital Reduction.

The results of the General Meeting will be available as soon as possible after the conclusion of the General Meeting and will be announced to the ASX (www2.asx.com.au/markets/company/cbr) once available.

Please note that the General Meeting may be postponed or adjourned, including if satisfaction of a Condition Precedent is delayed. Any such postponement or adjournment will be announced by Carbon Revolution to the ASX.

34 The Carbon Revolution Board has determined that subject to the Scheme becoming Effective: (i) 298,594 unvested rights granted to Mr Jake Dingle will vest and automatically convert into Carbon Revolution Shares on the Scheme Record Date; and (ii) the restrictions on the 28,226 restricted shares held by Mr James Douglas and 14,807 restricted shares held by Ms Lucia Cade under the NED Sacrifice Plan will cease (see section 12.2 for further details). Further, it is anticipated that following Implementation, the MergeCo Board will implement changes to the compensation arrangements for Non-Executive Directors, which includes proposed one off grants of MergeCo RSUs worth US$250,000 to Mr James Douglas and US$200,000 to the other Non-Executive Directors and subsequent annual grants of MergeCo RSUs worth US$150,000 to the Chair of MergeCo and US$120,000 to the other Non-Executive Directors of MergeCo along with reductions to cash compensation (subject to the discretion of the MergeCo Board to make cash payments in lieu of such grants of RSU in full or in part) (see sections 7.6 and 7.7 for further details). Whilst no changes to the compensation arrangements of Mr Jake Dingle have been determined, Mr Jake Dingle is expected to be granted approximately up to 449,318 MergeCo RSUs as a one-off retention award (see section 7.7 for further details) and Jake Dingle may be granted MergeCo Incentive Securities or paid cash by MergeCo pursuant to his award under Carbon Revolution’s FY23 STI (see section 12.2(e) for further details). Carbon Revolution Shareholders should have regard to these matters when considering their respective recommendations of on the Scheme.

4	Overview of the Transaction

(c)	Court approval of the Scheme

In the event that:

(1)	the Scheme and Capital Reduction are approved by the Requisite Majorities of Carbon Revolution Shareholders at the Scheme Meeting and General Meeting (respectively); and

(2)	all other conditions precedent to the Scheme (except Court approval of the Scheme) have been satisfied or waived (as applicable),

then Carbon Revolution will apply to the Court for orders approving the Scheme.

Each Carbon Revolution Shareholder has the right to appear at the Second Court Hearing.

(d)	Effective Date

If the Court approves the Scheme, the Scheme will become effective on the Effective Date, being the date an official copy of the Court order from the Second Court Hearing approving the Scheme is lodged with ASIC. Carbon Revolution will, on the Scheme becoming effective, give notice of that event to the ASX.

Carbon Revolution intends to apply to ASX for Carbon Revolution Shares to be suspended from trading on the ASX from close of trading on the Effective Date.

(e)	Scheme Record Date and entitlement to Scheme Consideration

Those Carbon Revolution Shareholders who are recorded on the Carbon Revolution Share Register on the Scheme Record Date (currently expected to be 7.00pm (Melbourne time) on 16 October 2023) or such other time and date as Carbon Revolution, the SPAC and MergeCo agree in writing will be entitled to receive the Scheme Consideration in respect of the Carbon Revolution Shares they hold at that time.

(1)	Dealings on or prior to the Scheme Record Date

For the purposes of determining which Carbon Revolution Shareholders are eligible to participate in the Scheme, dealings in Carbon Revolution Shares will be recognised only if:

(A)	in the case of dealings of the type to be effected using CHESS, the Carbon Revolution Shareholder is registered on the Carbon Revolution Share Register as the holder of the relevant Carbon Revolution Shares before the Scheme Record Date; and

(B)	in all other cases, registrable transfer or transmission applications in respect of those dealings, or valid requests in respect of other alterations, are received by the Carbon Revolution Share Registry before 5.00pm on the date of the Scheme Record Date (and the Carbon Revolution Shareholder remains registered as at the Scheme Record Date).

For the purposes of determining entitlements under the Scheme, Carbon Revolution must not accept for registration or recognise any transfer or transmission applications in respect of Carbon Revolution Shares received after the Scheme Record Date.

(2)	Dealings after the Scheme Record Date

For the purpose of determining entitlements to the Scheme Consideration, Carbon Revolution must maintain the Carbon Revolution Share Register in its form as at the Scheme Record Date until the Scheme Consideration has been paid to the Scheme Shareholders. The Carbon Revolution Share Register in this form will solely determine entitlements to the Scheme Consideration.

4	Overview of the Transaction

After the Scheme Record Date:

(A)	all statements of holding for Carbon Revolution Shares (other than statements of holding in favour of MergeCo) will cease to have effect as documents relating to title in respect of such Carbon Revolution Shares; and

(B)	each entry on the Carbon Revolution Share Register (other than entries on the Carbon Revolution Share Register in respect of MergeCo) will cease to have effect except as evidence of entitlement to the Scheme Consideration in respect of the Carbon Revolution Shares relating to that entry.

(f)	Implementation Date

On the Implementation Date (currently expected to be 23 October 2023), MergeCo will, through the MergeCo Registry, issue the Scheme Consideration to Cede & Co as nominee for the Depository Trust Company. These MergeCo Shares will be held for the benefit of Scheme Shareholders through one of the two methods set out below (the arrangements with Cede & Co and the Depository Trust Company are discussed further in section 7.12):

(1)	For Scheme Shareholders who do not make a valid DTC Election before 5.00pm on 9 October 2023, or whose DTC Participant does not take the necessary steps to receive the Scheme Consideration: If a Scheme Shareholder has not made a valid DTC Election prior to 5.00pm on 9 October 2023 (discussed further below) or if the Scheme Shareholder has made the DTC Election prior to 5.00pm on 9 October 2023 but their DTC Participant does not take necessary steps to receive the Scheme Consideration within four business days of Implementation, the Scheme Consideration will be held on their behalf in an account maintained by the Exchange Agent appointed by MergeCo within DTC (Exchange Agent Account). Whilst MergeCo Shares are held through the Exchange Agent Account, the relevant holders will not be able to trade their MergeCo Shares, receive dividends on their MergeCo Shares or vote at meetings of MergeCo Shareholders. For further information on holding MergeCo Shares through the Exchange Agent Account how to transfer MergeCo Shares out of the Exchange Agent Account and the consequences if MergeCo Shareholders fail to do this before the Exchange Agent Account is closed (which is expected to be after six months from Implementation), see section 7.12); or

(2)	For Scheme Shareholders who make a valid DTC Election before 5.00pm on 9 October 2023: If a Scheme Shareholder has made a valid DTC Election prior to 5.00pm on 9 October 2023 by nominating a DTC Participant and their DTC Participant takes the necessary steps to receive the Scheme Consideration through the input of a valid DWAC instruction within four business days of Implementation, the Scheme Consideration will be held on their behalf through their nominated DTC Participant, and will appear in their account with that DTC Participant. A Shareholder will need to make the DTC Election by completing the DTC Election Form. In order for a Scheme Shareholder to trade their MergeCo Shares on and from Implementation, their DTC Participant must input a DWAC instruction for the number of MergeCo Shares that the Shareholder will receive as Scheme Consideration on Implementation. Delays in taking such action by the DTC Participant could result in that Scheme Shareholder not being able to trade their MergeCo Shares from Implementation until their DTC Participant completes a valid DWAC instruction. Failure by a DTC Participant to complete the DWAC instruction within four business days of Implementation will result in that Scheme Shareholder’s Scheme Consideration being held on their behalf in the Exchange Agent Account (rather than through their DTC Participant) (for further information on DTC Participants, DWAC instructions and how to make the DTC Election, see section 7.12). Whilst MergeCo Shares are held through a DTC Participant and subject to the terms of service provided by that DTC Participant, the relevant holders will be able to trade their MergeCo Shares through their DTC Participant, receive dividends on their MergeCo Shares and vote at meetings of MergeCo Shareholders. For more information on DTC Participants, please see section 7.12.

4	Overview of the Transaction

For more information on the different methods available for Scheme Shareholders to hold their Scheme Consideration, please see section 7.12.

(g)	Deed Poll

As at the date of this Scheme Booklet, a Deed Poll has been entered into by MergeCo in favour of the Scheme Shareholders, to:

(1)	provide the Scheme Consideration to each Scheme Shareholder in accordance with the terms of the Scheme; and

(2)	undertake all other actions, and give each acknowledgement, representation and warranty (if any), attributed to MergeCo under the Scheme.

A copy of the Deed Poll is contained in Annexure 3.

4.6	Authority given by Scheme Shareholders

Under the terms of the Scheme, each Scheme Shareholder is taken to have appointed and authorised Carbon Revolution as its attorney and agent on and from the Effective Date (currently expected to be 12 October 2023) to:

(a)	enforce the Deed Poll against MergeCo; and

(b)	execute any document or do or undertake any other act necessary, desirable or expedient to give effect to the Scheme and the transactions contemplated by it, including the Capital Reduction.

5	Information about Carbon Revolution

5	Information about Carbon Revolution

5.1	Introduction

Carbon Revolution is an Australian-based technology company manufacturing advanced carbon fibre wheels. Carbon Revolution’s head office and manufacturing facility is located at a single premises at Deakin University’s Geelong Campus. Established in 2007, Carbon Revolution is the first company globally to successfully develop and manufacture single-piece carbon fibre wheels to original equipment manufacturer (OEM) quality standards, with commercial adoption across several major OEM vehicle platforms to date.

Carbon Revolution is currently supplying wheels to the automotive market for premium/luxury vehicles, high-performance vehicles, and sports utility vehicles (SUVs), and is developing wheels for electric vehicles under contract for its OEM customers.

Carbon Revolution’s wheels and manufacturing processes are protected by an extensive intellectual property portfolio, including trade secrets and around 80 granted patents (including two pending national validations on a granted European patent) across multiple patent families and key jurisdictions around the world.

In 2019, Carbon Revolution was listed on the ASX under the symbol “CBR”.

Revenue for the year ended 30 June 2022 was A$40.3 million, up 15% from the previous year, primarily driven by stronger production and sales results late in the fiscal year.

Revenue for the half year ended 31 December 2022 was A$18.0 million and for the full year ended 30 June 2023 unaudited revenue was A$38.3 million, a reduction of $2.0 million compared to the year ended 30 June 2022 mainly driven by lower wheel sales due to a delay in the production of the Corvette Z06. Carbon Revolution is not yet profitable and currently does not generate enough funds from its operations to fund those operations.

5.2	Business overview

Carbon Revolution primarily generates revenue through the sale of carbon fibre wheels to global OEMs. Carbon Revolution also generates revenue through the provision of associated engineering services and tooling related to the development of those wheel sales to global OEMs. Recovery of the cost for these engineering services and tooling are agreed as part of the overall commercial agreement for each wheel program and vary from program to program. The sale of Carbon Revolution wheels takes place under supply contracts with OEMs.

Typically, a vehicle program commences with Carbon Revolution and the OEM agreeing an advanced wheel design, which is often delivered under a detailed design and engineering contract. The OEM then typically makes a formal request for quotation (which typically includes forecast program volume requirements by the OEM). Following that, Carbon Revolution and the relevant OEM enter into a supply agreement.

There is no guarantee that programs that are contracted for design and engineering will proceed to award of a supply agreement. However, Carbon Revolution has a very strong record of converting design and engineering contracts into the award of a supply agreement and has in all but one instance been awarded a supply agreement post - design and engineering contract where that vehicle platform was ultimately produced by the OEM.

The supply agreement typically sets out the pathway forward, including timeline for the expected program lifecycle, daily or weekly production capacity requirements of Carbon Revolution, the financial contribution that the OEM will make to engineering, and tooling payment structure and costs, and wheel pricing.

5	Information about Carbon Revolution

The supply agreements are typical automotive industry supply agreements that are entered into prior to the commencement of production of a particular wheel program. A wheel program and therefore a supply agreement typically lasts for around three to seven years. For each of the wheel programs for which Carbon Revolution has a supply agreement, the supply agreement imposes on Carbon Revolution an obligation to have capacity to produce and supply, if requested by the OEM, a stated minimum number of wheels for the OEM over a specified period. The production capacity obligation is not a commitment on the OEM to purchase any quantity of wheels. Typically, OEMs also provide blanket purchase orders and rolling forecast requirements for at least two to three months in advance of the required production with binding releases of the wheels to the OEMs, typically provided on a rolling weekly basis.

(a)	Technology

Carbon Revolution designs and manufactures technically advanced, high-performing, lightweight carbon fibre wheels. These wheels deliver a weight saving of up to 40–50% compared to aluminium wheels. This weight saving could deliver an up to 5–10% increase in range for an electric vehicle if associated weight reduction were to be reinvested in the vehicle’s battery mass (with the top end of range assuming further benefits derived from additional aerodynamic, noise, vibration and harshness, and structural enhancements).

Carbon fibre is one of the strongest and lightest materials on earth. Carbon fibre composites are made when dry carbon fabric or fibres are permeated with a synthetic resin which then cures to form a rigid polymer that locks into place the fibres and allows their mechanical properties to be exploited. A composite structure is typically made up of many layers of carbon fibre, the strength of which is affected by their orientation and many other composite design variables. The resulting strength and stiffness of a composite part can be controlled during the design and manufacturing process of the composite fibre layup.

This process makes the design and construction of structural components highly technically challenging as there are many variables and complexities to consider in both design and manufacturing, particularly the design and manufacturing of a safety critical part that experiences the forces and environments experienced by a wheel.

Carbon Revolution has spent 15 years devoted to solving these challenges and to developing and commercialising its technology.

(b)	Product engineering

The Carbon Revolution engineering team has many years of experience with composite technology, with years of experience in automotive and aerospace wheel design. Carbon Revolution’s product engineers employ cutting-edge computer modelling tools to optimise the composite structures to very precise specifications, seeking to develop wheels that improve vehicle performance and efficiency.

Carbon Revolution has developed a suite of virtual engineering techniques using computational methods to design its wheels. These methods simulate and analyse the structural performance of wheel designs and enable Carbon Revolution to build and test designs in a virtual environment. These advanced tools allow the team to simulate demanding on-vehicle conditions, encompassing lifetime fatigue, race conditions and impact events, with the goal of improving wheel design and accelerating the testing and validation process prior to physical prototypes being built. Once testing and virtual validation goals are achieved, outputs for manufacturing are created including drawings, specifications, reports and programs to allow prototypes to be built and their performance verified.

5	Information about Carbon Revolution

(c)	Growth focus

Carbon Revolution has prioritised the automotive new vehicle wheel market, where its lightweight wheels deliver substantial performance and efficiency benefits. Since the first Carbon Revolution wheel was released to the OEM market in 2015, vehicle performance benefits associated with improving wheel efficiency have become well accepted and have led to adoption of carbon fibre wheels in the performance and premium/luxury (including premium SUV) vehicle categories by OEMs including Ford, Ferrari, General Motors, Renault and Jaguar Land Rover.

All of Carbon Revolution’s 18 awarded programs as of the Last Practicable Date (including the six currently in production) were or are for vehicles in the performance or premium/luxury vehicle segments, including the premium SUV segment.

The portfolio of contracted programs not yet in production includes seven awarded programs, of which five are in the performance or premium/luxury internal combustion engine vehicle segments, with the other two being Carbon Revolution’s entry into the electric vehicle SUV / pick-up segment. In addition, Carbon Revolution has a further three programs in development under design and engineering agreement. Of these three, two are for electric vehicle applications. This demand for Carbon Revolution’s technology from global OEMs in the electric vehicle segment demonstrates the rapid gains in market share which electric vehicles are experiencing as well as the range extension that OEMs see in Carbon Revolution’s wheel technology, and particularly the weight savings it offers without sacrificing any other design, performance or safety element.

Additional benefits of carbon fibre wheels are their potential to reduce road noise inside the cabin, which is a significant challenge for electric vehicles, coupled with aerodynamic improvements.

As of the Last Practicable Date the most recent wheel programs to enter production are for the Range Rover Sport SV (a premium SUV) and the Ford Mustang Dark Horse. Two awarded programs in development are for electric vehicle SUV / pick-ups. Of the three programs in development under design and engineering agreement, all are for SUVs or pickups. This shift towards SUVs and pickups demonstrates the gains in market share which these vehicle segments are experiencing. It also demonstrates that Carbon Revolution has started to penetrate beyond the performance segment.

The increase in popularity of SUVs and pickups is also coinciding with a move by OEMs towards larger wheel sizes. However, the weight of increasingly large steel and aluminium wheels creates additional challenges for electric vehicle manufacturers. Electric vehicles are already heavier than equivalent internal combustion engine vehicles due to the weight of batteries, and additional weight on a vehicle reduces its range. As the size of these wheels increase, it becomes increasingly challenging to incorporate them into vehicles with electric vehicle batteries, given the combined weight. The additional weight of the larger wheels also increases the strain on vehicle suspension, challenges vehicle performance and makes it harder for manufacturers to meet performance targets for the vehicles.

Carbon Revolution is well progressed with the development of a 24-inch carbon fibre wheel, which is as strong as an aluminium wheel of the same size but weighs the same as an 18-inch cast aluminium wheel – around 40–50% lighter than an aluminium 24-inch wheel. At that wheel size, weight savings can be more than 100 lbs. across four wheels.

5	Information about Carbon Revolution

As a result of the benefits offered by Carbon Revolution’s carbon fibre wheels, Carbon Revolution is well positioned to capitalise on the shift that is concurrently occurring towards both electric vehicles and larger wheel sizes. Four of the 10 programs under development by Carbon Revolution are for electric vehicles, and all five of the wheel programs in production or development for SUVs or pickups are expected to have wheel size greater than or equal to 22 inches in diameter.

Carbon Revolution’s growth focus includes adding higher volume OEM wheel programs as Carbon Revolution penetrates beyond the performance and premium/luxury vehicle segments, with a particular focus on electric vehicles, given the relevance of our weight saving benefits for electric vehicles and larger formats such as SUVs and light trucks, and continuing to service and expand within the performance and premium/luxury vehicle segments (including the premium SUV segment).

(d)	Production progress

Carbon Revolution is driving the industrialisation of its production processes and is in the process of commissioning its first Mega-line. Wheel production began off the line in early 2023 and the full commissioning of this stage of the first Mega-line is expected to be completed in mid-2023. The Mega-line project, plus associated investments across the facility, is a staged expansion program, which is aligned with expected future production requirements. Subsequent phases are expected to progressively expand production through 2025 to support projected volumes from both awarded and expected new programs.

Carbon Revolution’s Mega-line represents an industrialised and highly automated advanced manufacturing cell, which is expected to deliver high volumes with dramatically reduced labour inputs. Developed with the latest Industry 4.0 technology, Carbon Revolution expects the Mega-line to deliver improvements in production scale and economics to enable Carbon Revolution to deliver large volume programs to a broader cross-section of the market.

Wheel production involves a complex series of primarily bespoke productive assets that perform discrete processes with specialised tooling to support those assets. The actual productive capacity of the plant is a function of product mix and tooling investment, with different products requiring different production times arising from features such as size, styling, material requirements and other characteristics.

(e)	Future expansion opportunities into adjacent industries

While Carbon Revolution’s core business will remain the manufacturing of advanced composite carbon fibre wheels for automotive uses, Carbon Revolution also aims to leverage its technology into adjacent industries, such as the aerospace and transportation sectors.

The Australian Defence Force has already accepted virtual validation of a virtual wheel developed by Carbon Revolution for the Boeing CH-47 Chinook helicopter, which would be Carbon Revolution’s first entry to the aerospace market. It is expected that this wheel design would offer a 35% weight saving compared to the existing metal wheels and would, if further developed through to a fully validated and accepted physical product, enable retrofitting of the carbon fibre wheel to existing helicopters, opening an opportunity on the global fleet of existing CH-47 helicopters.

5	Information about Carbon Revolution

As noted above however, the key deliverable to date was a virtual wheel design for the CH-47 helicopter. The next stage of this project, being the development and production of prototype wheels for testing, would require a further government grant or other form of funding, and has not commenced. The Company is currently working with industry partners to scope the next stage of development for this product.

Carbon Revolution is committed to investing in, improving and growing its operations to further its position at the forefront of carbon fibre wheel design and development into the future, and maximising value and sustainable returns for shareholders.

(f)	Research and development

As an advanced manufacturing business, research and development are at the core of Carbon Revolution’s business model.

Carbon Revolution has spent over 15 years developing proprietary technology across its advanced products and manufacturing processes.

In FY22, Carbon Revolution continued to invest strongly in the research and development required to improve its product technology, bring its production processes to full industrialisation and develop an increased number of customer programs. In-line with Carbon Revolution’s expectations, research and development expenses were A$16.9 million with an additional A$6.0 million of research and development expense capitalised as intangible assets in fiscal year 2022.

As at the Last Practicable Date, research and development activities were carried out by more than 92 in-house technicians, engineers and researchers, of which 10 have PhDs. Carbon Revolution also works with leading universities, including Deakin University, and other research organisations in developing its technology.

(g)	Intellectual property

The ability of Carbon Revolution to protect its advanced lightweight carbon fibre technology is critical to Carbon Revolution maintaining its competitive advantage in the automotive wheel market. Carbon Revolution engages specialist service providers to help Carbon Revolution protect the intellectual property which it owns and seeks to register in key jurisdictions around the world.

At the Last Practicable Date, Carbon Revolution held approximately 80 granted patents (including two pending national validations on a granted European patent) and approximately 23 patents pending (including 2 Patent Cooperation Treaty (PCT) international patent applications and a provisional patent application), across 14 patent families with the national patent applications and patents in key manufacturing and sales jurisdictions globally.

(h)	Competition

Carbon Revolution believes that it is well positioned in the market. It is the only company globally to have successfully developed and manufactured single piece carbon fibre automotive wheels to OEM quality standards with commercial adoption across several major OEM models.

Beyond Carbon Revolution, there are only a limited number of competitors currently able to manufacture a carbon fibre automotive wheel. Carbon Revolution believes this is because carbon fibre wheel technology is difficult to engineer and manufacture to OEM performance and quality specifications on an ongoing basis.

5	Information about Carbon Revolution

Carbon Revolution is also aware of other competitors manufacturing carbon fibre wheels. However, these appear to be at an early stage of development or focused more on the secondary market after the sale of a vehicle by an OEM to the customer or for low volume programs.

As Carbon Revolution continues to industrialise its operations, and potentially expand its manufacturing operations offshore to lower cost jurisdictions in the future, it expects unit costs of production to fall further. If this occurs, it may permit Carbon Revolution wheels to be adopted across a broader range of vehicles outside the high performance and premium/luxury segments. This is likely to be driven by the value proposition and trade-offs of Carbon Revolution wheels becoming increasingly attractive to OEM customers and end consumers.

(i)	Employees

As of 18 August 2023, Carbon Revolution had 450 employees, comprising 423 full time employees, 22 part time employees and five casual employees (employees without a guaranteed number of hours of work per week and with limited protection from termination of employment) located at Carbon Revolution’s premises in Geelong and an additional 156 contractors engaged through labour hire agreements.

As of 18 August 2023, Carbon Revolution had seven permanent and one contract personnel in North America and Europe (including one part time), primarily to service current and prospective OEM customers.

Carbon Revolution maintains a harmonious working relationship with its employees and Carbon Revolution has not experienced any work stoppages.

Carbon Revolution’s employment agreements generally include intellectual property assignment provisions, strict confidentiality obligations and non-compete/no conflict of interest provisions. Employment agreements with executives and permanent employees also generally include post-employment non-compete provisions. However, the enforceability of non-compete provisions may be limited by relevant law.

Carbon Revolution’s agreements with key development consultants include intellectual property assignment or license provisions, as well as strict confidentiality obligations.

Carbon Revolution has a collective bargaining agreement in place in relation to its production workforce (the Carbon Revolution Operations Pty Ltd Enterprise Agreement 2023–2025). This agreement outlines pay rates and other conditions of employment. Where this agreement is silent or does not explicitly state an entitlement or provision, the relevant entitlement or provision of the Manufacturing and Associated Industries and Occupations Award 2020 or the National Employment Standards applies.

5	Information about Carbon Revolution

5.3	Corporate Structure

The corporate structure of Carbon Revolution is set out below:

(a)	Carbon Revolution Operations Pty Ltd

Carbon Revolution Operations Pty Ltd (Carbon Revolution Operations) is the main operating entity and employer of Carbon Revolution employees, except for the eight employees in the US. Carbon Revolution Operations Pty Ltd is the counterparty to all customer contracts and supplier contracts, and manages purchasing, payroll, manufacturing and sales.

Carbon Revolution Operations Pty Ltd is also the issuer of notes under the New Debt Program. Please see section 8.1 for more information.

Carbon Revolution Operations Pty Ltd owns certain unregistered intellectual property assets.

The Carbon Revolution Group’s intellectual property assets are licensed within the group between Carbon Revolution and Carbon Revolution Operations Pty Ltd.

(b)	Carbon Revolution Technology Pty Ltd

Carbon Revolution Technology Pty Ltd is a dormant entity in the Carbon Revolution Group.

(c)	Carbon Revolution (USA) LLC

Carbon Revolution (USA) LLC is the employer of Carbon Revolution employees in the US but leases these employees to Carbon Revolution Operations Pty Ltd. Carbon Revolution (USA) LLC pays the company’s compliance costs and holds a storage unit for a small number of CR-9 aftermarket wheels and kit items in Las Vegas which the company insures under a liability insurance policy. Carbon Revolution (USA) LLC formerly sold such aftermarket wheels in the US but it has not engaged in any sales activities for several years.

5.4	Carbon Revolution Board and senior management

(a)	Carbon Revolution Board

The Carbon Revolution Board comprises the following directors:

Name	Position
James Douglas	Independent Non-Executive Chair
Jake Dingle	Chief Executive Officer, Managing Director
Lucia Cade	Independent Non-Executive Director
Dale McKee	Independent Non-Executive Director

5	Information about Carbon Revolution

Name	Position
Mark Bernhard	Independent Non-Executive Director

(b)	Carbon Revolution senior management

Carbon Revolution’s senior management comprises the following members:

Name	Position
Jake Dingle	Chief Executive Officer, Managing Director
Gerard Buckle	Chief Financial Officer
Ashley Denmead	Chief Technology Officer
David Nock	General Counsel, Company Secretary
David French	Vice President Operations
Jesse Kalkman	Vice President Sales and Business Development
Andrew Higginbotham	Operations Director
Sam Casabene	Director of Procurement and Supply

5.5	Historical financial information

(a)	Basis of preparation

This section 5.5 sets out a summary of historical financial information in relation to Carbon Revolution for the purpose of this Scheme Booklet. The financial information has been derived from Carbon Revolution’s financial statements for:

●	the financial year ended 30 June 2023, which have not yet been audited;

●	the half year ended 31 December 2022, which were reviewed by Deloitte Touche Tohmatsu; and

●	the financial years ended 30 June 2021 and 30 June 2022, which were audited by Deloitte Touche Tohmatsu.

These financial statements have been prepared in accordance with the Corporations Act, Australian Accounting Standards, and other authoritative pronouncements of the Australian Accounting Standards Board, which complies with IFRS. The historical financial information of Carbon Revolution is presented in an abbreviated form and does not contain all the disclosures, presentation, statements or comparatives that are usually provided in an annual report prepared in accordance with the Corporations Act. Carbon Revolution considers that for the purposes of this Scheme Booklet the historical financial information presented in an abbreviated form is more meaningful to Carbon Revolution Shareholders. Carbon Revolution Shareholders should note that the past performance indicated by the historical financial information in this section 5.5 is not an indication of future performance.

5	Information about Carbon Revolution

Further detail on Carbon Revolution’s financial performance can be found in:

(1)	the financial statements for the year ended 30 June 2021 (included in the Annual Financial Report released to the ASX on 24 August 2021 and the Annual Report released to the ASX on the same date);

(2)	the financial statements for the year ended 30 June 2022 (included in the Annual Financial Report released to the ASX on 29 August 2022 and the Annual Report released to the ASX on the same date);

(3)	the ASX announcement titled ‘Re-audits of FY22 financial statements for inclusion in the registration statement on US Form F-4 & update on bridge financing’ released by Carbon Revolution on 31 January 2023 in combination with the restated accounts released by Carbon Revolution on 27 February 2023;

(4)	the financial statements for the half year ended 31 December 2022 (released to the ASX on 28 February 2023); and

(5)	the Appendix 4E (preliminary final report) for the year ended 30 June 2023,

each of which can be provided free of charge to Carbon Revolution Shareholders who ask for them and can be found on Carbon Revolution’s website (www.carbonrev.com) or the ASX website (www2.asx.com.au/markets/company/cbr).

Carbon Revolution expects to release to ASX its audited financial statements for the year ended 30 June 2023 in mid to late September 2023.

Following the release of these financial statements, the Carbon Revolution Board will obtain the Independent Expert’s confirmation of whether the audited financial results change the Independent Expert’s opinion that the Scheme is not fair but reasonable and in the best interests of Carbon Revolution Shareholders in the absence of a Superior Proposal. This confirmation will be announced to the ASX in advance of the Scheme Meeting. If the Independent Expert opinion has changed, the matter will be relisted before the Court prior to the Scheme Meeting. Carbon Revolution Shareholders are strongly encouraged to read those financial statements (and the confirmation of whether the Independent Expert’s opinion changes) before deciding how to vote at the Scheme Meeting.

(b)	Historical consolidated income statement

Set out below are Carbon Revolution’s consolidated income statements for the years ended 30 June 2021, 30 June 2022 and 30 June 2023 and the half year ended 31 December 2022.

	30 June 2023 AU $’000 (unaudited)	31 December 2022 AU $’000	30 June 2022 AU $’000 (Restated)	30 June 2021 AU $’000 (Restated)
Sale of wheels	37,477	18,009	38,276	32,205
Engineering services	530	–	464	2,732
Sale of tooling	253	–	1,596	–
Revenue	38,260	18,009	40,336	34,937
Cost of goods sold	(55,094)	(25,586)	(57,445)	(49,232)
Gross margin	(16,834)	(7,577)	(17,109)	(14,295)

5	Information about Carbon Revolution

	30 June 2023 AU $’000 (unaudited)	31 December 2022 AU $’000	30 June 2022 AU $’000 (Restated)	30 June 2021 AU $’000 (Restated)
Other income	3,096	2,485	4,320	10,506
Operational expenses	(2,997)	(388)	(2,013)	(3,366)
Research and development expenses	(16,180)	(9,134)	(16,933)	(10,513)
Administrative expenses	(14,566)	(7,855)	(13,146)	(15,690)
Marketing expenses	(1,494)	(732)	(1,550)	(938)
Capital raising transaction costs	(24,746)	(3,243)	–	–
Finance costs	(5,502)	(1,037)	(1,390)	(1,704)
Loss before income tax expense	(79,223)	(27,481)	(47,821)	(36,000)
Income tax expense	–	–	–	–
Loss for the year after income tax	(79,223)	(27,481)	(47,821)	(36,000)
Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences – foreign operations	(62)	(17)	(147)	150
Other comprehensive income	(62)	(17)	(147)	150
Total comprehensive loss for the year, net of tax	(79,285)	(27,498)	(47,968)	(35,850)
Earnings per share
Basic	($0.38)	(0.13)	(0.23)	(0.23)
Diluted	($0.38)	(0.13)	(0.23)	(0.23)

(c)	Historical consolidated statement of financial position

Set out below are Carbon Revolution’s consolidated statements of financial position for the years ended 30 June 2021, 30 June 2022 and 30 June 2023 and the half year ended 31 December 2022.

	30 June 2023 AU $’000 (unaudited)	31 December 2022 AU $’000	30 June 2022 AU $’000 (Restated)	30 June 2021 AU $’000 (Restated)
Current assets
Cash and cash equivalents	19,582	14,078	22,693	87,257

5	Information about Carbon Revolution

	30 June 2023 AU $’000 (unaudited)	31 December 2022 AU $’000	30 June 2022 AU $’000 (Restated)	30 June 2021 AU $’000 (Restated)
Restricted cash	14,677	–	–	–
Receivables	6,430	5,674	14,483	12,152
Contract assets	8,239	1,946	5,909	–
Inventories	22,173	20,754	20,164	18,179
Other current assets	378	2,640	1,587	1,054
Total current assets	71,479	45,092	64,836	118,642
Non-current assets
Property, plant and equipment	62,638	58,488	57,616	47,319
Right-of-use assets	7,446	7,804	7,564	7,983
Intangible assets	16,774	15,688	14,364	9,749
Total non-current assets	86,858	81,980	79,544	65,051
Total assets	158,337	127,072	144,380	183,693
Current liabilities
Payables	15,474	8,120	9,502	9,742
Borrowings	13,829	20,581	18,686	12,233
Lease liability	645	633	579	542
Contract liability	748	779	458	–
Deferred income	1,919	1,763	1,028	1,060
Provisions	12,957	4,414	4,161	3,655
Total current liabilities	45,572	36,290	34,414	27,232
Non-current liabilities
Borrowings	70,833	–	4,333	6,529
Lease liability	7,368	7,694	7,461	7,813

5	Information about Carbon Revolution

	30 June 2023 AU $’000 (unaudited)	31 December 2022 AU $’000	30 June 2022 AU $’000 (Restated)	30 June 2021 AU $’000 (Restated)
Contract liability	1,755	–	323	–
Deferred income	15,235	15,950	5,211	4,782
Provisions	1,843	657	713	611
Total non-current liabilities	97,034	24,301	18,041	19,735
Total liabilities	142,606	60,591	52,455	46,967
Net assets	15,731	66,481	91,925	136,726
Equity
Contributed equity	386,432	385,536	383,822	381,890
Reserves	7,166	7,070	6,747	5,659
Accumulated losses	(377,867)	(326,125)	(298,644)	(250,823)
Total equity	15,731	66,481	91,925	136,726

(d)	Historical consolidated statement of cash flows

Set out below are Carbon Revolution’s consolidated cash flow statements for the years ended 30 June 2021, 30 June 2022 and 30 June 2023 and the half year ended 31 December 2022.

	30 June 2023 A$’000 (unaudited)	31 December 2022 A$’000	30 June 2022 A$’000 (Restated)	30 June 2021 A$’000 (Restated)
Cash flow from operating activities
Receipts from customers	45,742	29,903	33,643	30,236
Receipt of grants and research and development incentives	15,446	15,186	3,767	11,888
Payments to suppliers and employees	(80,215)	(38,902)	(81,005)	(59,533)
Interest received	61	37	94	69
Capital raising transaction costs	(9,030)	–	–	–
Borrowing costs	(20,676)	–	–	–
Finance costs	(3,810)	(880)	(2,475)	(1,641)

5	Information about Carbon Revolution

	30 June 2023 A$’000 (unaudited)	31 December 2022 A$’000	30 June 2022 A$’000 (Restated)	30 June 2021 A$’000 (Restated)
Net cash used in operating activities	(52,482)	5,344	(45,976)	(18,981)
Cash flow from investing activities
Payments for property, plant and equipment	(13,082)	(5,914)	(15,634)	(12,571)
Payments for intangible assets	(4,874)	(2,510)	(6,007)	(3,990)
Sale proceeds from sale of property, plant and equipment	3	—	—	—
Net cash used in investing activities	(17,953)	(8,424)	(21,641)	(16,561)
Cash flow from financing activities
Proceeds from third party borrowings	124,963	15,505	33,657	25,774
Repayment of third-party borrowings	(43,212)	(17,943)	(29,370)	(12,715)
Reclass to restricted cash	(14,677)	–	–	–
Repayment of related party borrowings	–	–	–	(13,000)
Proceeds from share issues	–	–	–	95,046
Capital raising transaction costs	–	(3,144)	(422)	(5,119)
	(604)
Repayment of lease liability		(191)	(596)	(1,040)
Net cash provided by financing activities	66,470	(5,773)	3,269	88,946
Net (decrease) / increase in cash held	(3,965)	(8,853)	(64,348)	53,404
Cash at beginning of financial year	22,693	22,693	87,257	33,861
Effects of exchange rate changes on cash and cash equivalents	854	238	(216)	(8)
Cash at end of financial year	19,582	14,078	22,693	87,257

5.6	Material changes in financial position (since 31 December 2022) – New Debt Program

Since 31 December 2022, Carbon Revolution has entered the New Debt Program as described below. The net debt position of Carbon Revolution has increased from A$6.5 million at 31 December 2022 (being the date of the reviewed Carbon Revolution financial statements for the half year ended 31 December 2022 (released to ASX on 28 February 2023) to A$50.4m at 30 June 2023 (unaudited) reflecting the operating and investing activities during that period as well as costs associated with the New Debt Program.

5	Information about Carbon Revolution

The following table provides the build up of the Company’s net debt position as of 31 December 2022 and 30 June 2023 as follows:

	31 December 2022 (released to ASX on 28 February 2023) A$’000	30 June 2023 (unaudited) A$’000	Change
Loans and Borrowings
Current	20,581	13,829	(6,752)
Non-Current	–	70,833	70,833
Total loans and borrowings	20,581	84,662	64,081
Less: Cash and cash Equivalents	(14,078)	(19,582)	(5,504)
Less: restricted cash	–	(14,677)	(14,677)
Net Debt / (Cash)	6,503	50,403	43,900

To the knowledge of the Carbon Revolution Directors and as at the Last Practicable Date, the financial position of Carbon Revolution has not materially changed since 31 December 2022 other than as described in this section 5.6.

New Debt Program

On 24 May 2023, a subsidiary of Carbon Revolution (Carbon Revolution Operations) issued notes to US qualified institutional buyers to raise gross proceeds of US$60 million (New Debt Program). Carbon Revolution has entered into the New Debt Program with (amongst others) UMB Bank, National Association as trustee for the noteholders and Newlight Capital, LLC (Servicer), an affiliate of PIUS Limited, LLC (Pius).

For more information on the key terms of the New Debt Program and the impact of the New Debt Program on Carbon Revolution’s cash position, please see Carbon Revolution’s ASX announcement dated 24 May 2023 titled ‘US$60m New Debt Program’ available at www2.asx.com.au/markets/company/cbr.

The New Debt Program is also summarised under section 8.1.

5.7	Carbon Revolution Cash Flow Projections

Carbon Revolution has prepared a detailed cash flow projection for the 12-month period from 1 September 2023 (Cash Flow Projection) in connection with its assessment of its current and estimated liquidity, including its financing needs and ability to continue as a going concern (which applies to Carbon Revolution through to Implementation of the Transaction, and the Combined Group post completion of the Transaction).

Carbon Revolution projects:

●	Transaction costs (inclusive of the SPAC’s costs) of approximately A$35.7 million (of which approximately A$4.4 million is expected to be payable prior to Implementation, A$23.4 million on Implementation and A$7.9 million after Implementation); and

5	Information about Carbon Revolution

●	net cash outflows in the 12-month period unrelated to the Transaction of approximately A$78.4 million, being cash inflows from customers (and grants), less operating costs, research and development costs, working capital needs and capital expenditure.

Along with expected cash on hand at Implementation and assuming there is A$17.5 million remaining in the SPAC Trust Account following redemptions,35 the Group will need to raise US$60 million (A$93.0 million) of additional capital through the 12 months commencing 1 September 2023, with US$45 million required to be raised prior to December 2023 to maintain sufficient cash on hand to comply with the liquidity covenants under the New Debt Program, to cover the above net cash outflows and to allow the Combined Group to continue as a going concern.

The Cash Flow Projection assumes that Implementation of the Transaction will occur in October 2023 and that the Company will be funded to completion of the Transaction and comply with the liquidity covenant under the New Debt Program, including with the support from customers in the form of earlier payments for shipped wheels than under normal business terms, or other customer liquidity support, and careful management of capital expenditures.

In relation to the expected A$23.4 million Transaction costs otherwise payable on Implementation, the Cash Flow Projection assumes that if MergeCo is unable to raise sufficient additional equity funding prior to or at Implementation, a significant majority of these costs will be deferred by agreement between Carbon Revolution and the SPAC and various transaction advisers for the amount and time period necessary to ensure sufficient liquidity is available and no covenants under the New Debt Program are breached (Transaction Cost Deferrals). The Combined Group must work with the relevant advisers to obtain these deferrals. While no agreements have been reached, the majority (approximately 90% in amount) of the relevant advisers have indicated in writing they are willing to work with Carbon Revolution and the SPAC to seek to agree terms on which payments can be deferred if sufficient funding is not obtained before such payments become due.

If the Company obtains the necessary Transaction Cost Deferrals or reaches the view that it cannot or is not required to do so, it will announce this to the ASX and on the Carbon Revolution website in order to make the information available to Carbon Revolution Shareholders for their consideration prior to the Scheme Meeting and General Meeting.

The Cash Flow Projection assumes that US$60 million (A$93.0 million) of additional capital will be sourced prior to or following Implementation of the Transaction. As of the Last Practicable Date:

●	Craig-Hallum Capital Group LLC has been engaged by the SPAC to act as placement agent and capital markets adviser to support the Combined Group in raising new capital. Craig-Hallum has in particular been engaged to identify and contact potential investors, formulate a strategy, coordinate due diligence and assist in preparing any offering documents;

●	separately, Carbon Revolution is seeking to obtain a Structured Equity Facility, which would involve the issue of SEF Preference Shares and SEF Warrants by MergeCo in exchange for up to US$100 million which is likely to be conditional (including, for example, conditions relating to the need to raise further capital from alternative sources) and available in tranches, with the possibility of funds needing to be placed into reserve accounts (that is, Carbon Revolution may be restricted from accessing the funds except for limited purposes, at least until certain conditions are met); and

35 Reflects Carbon Revolution’s expectation of an aggregate redemption rate of approximately 95% of the Class A SPAC Shares on issue following the SPAC’s IPO, based on Carbon Revolution’s analysis of redemption data for other similar transactions.

5	Information about Carbon Revolution

●	in addition, the CEF is in place under which Yorkville has agreed to purchase up to US$60 million in MergeCo Shares, subject to the terms of the CEF, including the CEF Ownership Restriction. Given the CEF Ownership Restriction in particular, MergeCo is planning to use the CEF in combination with other funding sources.

For further information, see section 8.

Notwithstanding the fact that it is expected MergeCo will undertake a Qualified Capital Raise of US$60 million by 31 December 2023, the Cash Flow Projection assumes that the Pius Additional Monthly Fee will be payable from January 2024. For Further information on what constitutes a Qualified Capital Raise and the Pius Additional Monthly Fee, see section 8.1.

The Cash Flow Projection projects that subject to at least A$17.5 million being available in the SPAC Trust Account and the successful raising of an additional US$60 million of capital which is not guaranteed and is subject to risks including those set out below, the Combined Group will have sufficient funds to meet its commitments and continue to comply with the financial covenants under the New Debt Program over the 12 months commencing 1 September 2023. The Carbon Revolution Board considers it has reasonable grounds to believe that the Combined Group will be successful in obtaining sufficient liquidity through the above funding initiatives. For these reasons, Carbon Revolution Directors believe that Carbon Revolution (and the Combined Group) is a going concern.

There are risks associated with the Cash Flow Projection including but not limited to:

●	the Company may not receive the customer support it may require, or management of capital expenditure may not be possible without impacting supply obligations to customers and its ability to meet the Financial Projections;

●	the Transaction may not be completed, or may be materially delayed;

●	there may be less than A$17.5 million cash remaining in the SPAC Trust Account at Implementation if redemptions of Class A SPAC Shares are higher than expected;

●	there may be a delay in the availability of the CEF (the CEF will not be available until after Implementation and the filing by MergeCo with the SEC of a registration statement for the resale of the MergeCo Shares, and such registration statement being declared effective by the SEC);

●	as the terms of the CEF will not require or permit Yorkville to purchase additional shares under the CEF beyond an overall ownership of 9.99% (the CEF Ownership Restriction) the Combined Group may have access to materially less than the US$60 million headline figure of the CEF;

●	the Combined Group may not be able to raise further equity funds from sources other than the CEF in the amounts and within the timeframes necessary for the Combined Group to remain solvent and to comply with its liquidity covenants, on satisfactory terms, or at all;

●	the relevant advisers may not agree to the Transaction Cost Deferrals; and

●	the Cash Flow Projection is subject to achievement of the Financial Projections of Carbon Revolution for CY23 and CY24 (as relevant) detailed in section 5.8 and the accompanying assumptions and risks applicable to these financial projections.

5	Information about Carbon Revolution

Should there be a material delay in the timing of Implementation of the Transaction or should Implementation not occur at all (including if Carbon Revolution ceases to be funded before Implementation or breaches its liquidity covenant and the Servicer exercises its rights under the New Debt Program), this would have adverse implications for Carbon Revolution, Carbon Revolution Shareholders and creditors of Carbon Revolution. As Carbon Revolution is not yet profitable and does not yet derive positive net operating cash flows (and does not expect to be profitable or be able to derive positive net operating cash flows in the 12-month period of the Cash Flow Projection), if Implementation of the Transaction is materially delayed beyond October 2023 or does not occur, in order to remain viable, Carbon Revolution will need to seek other funding and liquidity options which may not be available.

Further, in the context of the New Debt Program, if the Transaction is delayed and Carbon Revolution does not raise additional funds through other sources, Carbon Revolution is likely to breach the liquidity covenants in the New Debt Program documentation and therefore be reliant on the Servicer waiving such default in order to avoid the consequences of a default. Furthermore, subject to the length of the delay, Carbon Revolution could fail to cure, within the provided 60-day time period, the breach of the covenant in the New Debt Program documents to complete the Transaction by 31 August 2023.

Should the Transaction be completed but sufficient liquidity not be secured through the above funding initiatives (including insufficient funds being available from the SPAC Trust Account), or should there be a delay in the timing of securing funds through these funding initiatives, this would have adverse implications for the Combined Group, MergeCo Shareholders and its creditors. In these scenarios, the Combined Group will need to seek other options, including seeking further liquidity support from customers and suppliers, delaying or reducing operating and capital expenditure, seeking waivers in respect of potential covenant breaches, the possibility of an alternative transaction or fundraising, and in the event that none of these are available, liquidation or examinership (the Irish equivalent of voluntary administration).

Based on the factors above, a material uncertainty exists which may cast significant doubt as to whether Carbon Revolution, MergeCo and the Combined Group will continue as a going concern and therefore whether they will realise their assets and discharge their liabilities in the normal course of business and at the amounts stated in the financial statements. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessary should Carbon Revolution, MergeCo or the Group not continue as a going concern.

5.8	Financial outlook

Carbon Revolution’s forecast revenue, EBITDA and contribution margin for CY23 and CY24 and results for CY22 are set out in the table below.

	CY24 A$’million	CY23 A$’million	CY22 A$’million
Revenue	128.7	67.8	40.7
Contribution Margin	44.9	12.4	2.7
EBITDA	4.0	(24.4)	(36.0)

Carbon Revolution’s “backlog” of awarded volumes (effectively an aggregate measure of future expected revenues based on management forecast volumes and contracted pricing under awarded wheel programs), is approximately A$970 million (US$680 million) (as of 29 May 2023) and which is expected to continue increasing as further wheel programs are awarded.

5	Information about Carbon Revolution

The Revenue, Contribution Margin and EBITDA figures for CY23 and CY24 set out in the table above along with the “backlog” information are Carbon Revolution’s Financial Projections.

The Financial Projections have been prepared by Carbon Revolution as part of its internal long-range planning process and are included in this Scheme Booklet to provide Carbon Revolution Shareholders with information to assist them in understanding Carbon Revolution’s forecast financial performance, for their use in evaluating the Transaction.

The Carbon Revolution Directors are responsible for the preparation and presentation of the Financial Projections. The Carbon Revolution Directors consider that the Financial Projections provide a reasonable basis for current and potential investors to assess Carbon Revolution’s forecast financial performance, in the context of the assumptions, risks and sensitivities outlined below as well as the risks and discussion set out in section 5.6. The Financial Projections do not factor in any general contingency to allow for changes in OEM production schedules (eg to reflect supply chain disruption, as has been observed over the last two to three years), however a volume sensitivity has been provided in section 5.8(c). Inclusion of the Financial Projections should not be regarded as a representation by any person that the results contained in the Financial Projections will be achieved.

The Financial Projections are presented in an abbreviated form and do not include all of the statements, disclosures or comparative information required by IFRS or Australian Accounting Standards.

(a)	Assumptions

The Financial Projections have been prepared on a detailed, bottom-up basis. The Financial Projections include actual data for the period January to March 2023. The assumptions applied in relation to each key component of the Financial Projections are as follows:

(1)	Program overview

The revenue projections have been prepared on a program-by-program basis. Carbon Revolution has a number of programs at various stages of production and development, as follows:

(A)	Awarded Production

As described in section 5.2, Carbon Revolution currently has 13 active awarded programs with five global OEMs (six of which are currently in production and seven of which are under development).

(B)	Contracted Design and Engineering

Carbon Revolution also has three programs that are under detailed design and engineering agreements signed with OEMs to allow Carbon Revolution to initiate work on the detailed program specific design and engineering phase. Engineering occurs after Carbon Revolution has been selected to be on a platform launching generally within three years and is the final stage before a formal award (only one party is brought into engineering). Carbon Revolution has in all but one instance been awarded a platform post-engineering that was ultimately produced by the OEM.

5	Information about Carbon Revolution

(C)	Pipeline

Carbon Revolution also has a number of prospective OEM wheel programs in its business development pipeline that are not yet awarded or contracted for engineering.

Management has reviewed the current pipeline of programs and identified one program which it expects to be secured and convert to production during 2024, considering the status of current discussions with the OEMs and expected ramp-up profiles.

Overall, the Financial Projections assume an increase in the number of programs in production, to 12 programs by December 2024. It is Carbon Revolution’s expectation that one project currently in the pipeline (and not yet awarded or contracted for engineering) will convert to production by December 2024 (refer below).

(2)	Volumes

Carbon Revolution has undertaken a detailed assessment of expected wheel volumes on a program-by-program basis, considering contractual arrangements and the latest correspondence with respective OEMs for both awarded and pipeline projects together with management’s expectations. Whilst Carbon Revolution’s contracts with OEMs do not provide contractual minimum volume guarantees by the customer (as set out further in section 10.3(e)), Carbon Revolution is in regular dialogue with OEMs in relation to OEMs’ production forecasts, which provides a degree of visibility over future volumes (particularly in the short-term). This correspondence with OEMs forms the primary basis of the volume projections for awarded and near-term pipeline projects, supplemented (where relevant) by other sources of information (eg market data, production capacity requests from OEMs, take rate indications, management expectations of volumes based on experience and market knowledge). Overall wheel volumes are projected to increase from 13,883 in CY22 to 47,839 in CY24 driven by the ramp-up in production on awarded and pipeline programs, with 12 programs assumed to be in production by December 2024.

Carbon Revolution has a detailed capacity delivery plan to manage the ramp-up to the projected volumes. This plan is broken down to each step of the production process to determine capacity against forecast production volume requirements on a monthly basis through the forecast period. The plan indicates where over-utilisation of production assets or labour may be encountered, enabling measures to be planned to remove bottlenecks with a view to ensuring capacity is available to meet the forecast production volume requirements.

Such measures include further investment in equipment, optimisation of labour, and planning for overtime and weekend shift work. The cost of these measures is also built into the forecast by the application of a contingency to the modelled production headcount. Based on the capacity delivery plan, Carbon Revolution expects to have the capacity required to deliver the forecast wheel volumes. Key assumptions built into this plan include timing of delivery and commissioning of new production assets, equipment uptime, equipment cycle times, labour utilisation, attendance rates, product quality rates, and product mix.

The Financial Projections necessarily assume volume demand (including demand increases) occurring at certain points in time, including timing assumptions relating to the award of programs, the commencement of production of vehicles by OEM customers in connection with awarded programs, and the placement and ramp up of orders for wheels by OEMs. The Financial Projections assume no material delays compared to the latest scheduling forecast by OEM customers in relation to such events.

5	Information about Carbon Revolution

(3)	Backlog

Backlog (remaining lifetime gross program projected revenue) is based on awarded programs (both in production and development) and excludes programs that are contracted for engineering. Backlog utilises contracted pricing multiplied by wheel volumes (determined as set out in section 5.8(a)(2)). Backlog is a total program lifecycle measure and accordingly includes projected revenue beyond the CY23 and CY24 forecast period where applicable for the relevant programs. Backlog contains only awarded programs and does not contain any projected revenue from programs that are currently contracted for engineering or in the business development pipeline.

(4)	Pricing

Pricing is projected on a program-by-program basis, taking into account contracted amounts for awarded programs, expected price increases and tendered amounts for pipeline programs. Carbon Revolution is also currently in discussions with all customers in relation to potential price increases in light of input cost inflation and has incorporated expected price increases in the Financial Projections for CY23 and CY24 where relevant (excluding for backlog calculations which exclusively use currently contracted pricing). Carbon Revolution does not have a contractual right to impose unilateral price increases on customers.

(5)	Raw materials, freight and other direct manufacturing costs

Carbon Revolution has projected raw material costs for each wheel program. In doing so, it has considered expected product designs and material composition, production process usage, scrap and waste, raw material pricing and inflation, expected volume-based negotiation benefits, productivity-based improvements and expected inbound and outbound freight and logistics costs. Overall, the Financial Projections assume a reduction in direct material and freight costs per wheel of 23% between CY22 and CY24. Carbon Revolution has not incorporated any further cost inflation (eg as a result of the current Ukraine/Russia war) in its projected raw material or supply chain costs as it is assumed this can be passed through to customers.

(6)	Direct labour

Direct labour costs are projected based on Carbon Revolution’s detailed process-by-process operational model. The Financial Projections assume significant improvements in direct labour productivity, with direct labour per wheel decreasing by approximately 46% between CY22 and CY24. This is based on a range of factors including targeted improvement to product and process quality, expected scale-based volume efficiencies, reduced wastage, manufacturing technology and operational improvements and the introduction and commissioning of significant plant automation (including the Mega-line, which is being progressively commissioned during H1 CY23 onwards).

5	Information about Carbon Revolution

(7)	Research and development

Research and development costs, which primarily comprise salaries (for staff involved in research and development) and material costs (eg wheel moulds) have been projected based on current run rates together with management’s expectation of additional research and development investment to support current and future programs. The Financial Projections assume that certain research and development costs can be capitalised under accounting standards and reflect management’s expected future level of research and development capitalisation. Research and development costs are projected to decrease from A$14.7 million in CY22 to A$6.5 million in CY24.

(8)	Listing and employee incentive costs

Ongoing costs arising from listing in the US are assumed to be materially consistent with those listing costs in Australia. Costs related to new employee incentive plans are assumed to be materially consistent with the cost of such plans in Australia.

(9)	Selling, General and Administrative costs

Selling, General and Administrative (SG&A) costs are projected on a detailed item-by-item basis, considering current run rate expenditure, anticipated cost inflation, increases in variable costs to reflect wheel volume growth (eg scrap and warranties) and other incremental spend (eg additional headcount to support growth). These costs are projected to increase from A$28.4 million in CY22 to A$36.5 million in CY24.

(10)	Grant income

The Financial Projections assume a level of income from Australian-based government grants, based on specific grants announced by the respective governments. These equate to A$1.9 million in CY23 and A$2.0 million in CY24.

(11)	Transaction costs

EBITDA does not include any transaction costs or other one-off type costs.

(12)	Foreign Exchange

The Financial Projections are based on a USD:AUD rate of 0.70:1 and EUR:AUD rate of 0.64:1.

(b)	Risks

The following items represent the key risks contained within the Financial Projections. This list is not exhaustive and should be considered in the context of the risks outlined in section 10.

(1)	Volumes

Awarded wheel programs may experience delays in development or production (whether due to the customer delaying the launch of its vehicle or Carbon Revolution experiencing delays in bringing a new wheel to production), customer demand for wheels may be lower than expected, or wheel production capacity may be lower than expected. Wheel programs may also be cancelled.

5	Information about Carbon Revolution

(2)	New programs

Future wheel programs may not be awarded, or may not be awarded in the expected timeframe or to the expected volumes.

(3)	Pricing

The price received by Carbon Revolution for its wheels may be different from expectations and Carbon Revolution may not secure the price increases that it has forecast. Similarly, Carbon Revolution may not recover engineering and development or tooling costs from its customers to the extent expected.

(4)	Materials

Direct Materials costs (eg the cost of carbon fibre or resin) may be higher than assumed in the Financial Projections, for example, if the projected operational improvements or procurement savings do not materialise in the timeframe anticipated, or if underlying input cost inflation is greater than projected.

(5)	Labour

Direct Labour costs (ie the cost of labour directly involved in the production of wheels) may be higher than assumed in the Financial Projections, for example, if the projected operational improvements (including Mega-line) do not materialise in the timeframe anticipated or to the extent anticipated.

(6)	Overheads

SG&A and research and development spend may be higher than assumed in the Financial Projections. The Company may be unable to capitalise additional R&D spend under the accounting standards, to the same extent as assumed in the Financial Projections.

(7)	Foreign exchange

Foreign exchange rate movements could adversely impact Carbon Revolution’s financial performance.

(c)	Sensitivities

The Financial Projections are based on a number of estimates and assumptions, as described above. These estimates and assumptions are inherently uncertain and are subject to business, economic and competitive uncertainties and contingencies, many of which are beyond the control of Carbon Revolution, and on assumptions with respect to the future business decisions of both Carbon Revolution and the Combined Group, which are subject to change. Accordingly, there can be no assurance that the Financial Projections are indicative of the future performance of Carbon Revolution or the Combined Group or that actual results will not differ materially from those presented in the Financial Projections. The Financial Projections are also subject to a number of risks, including those outlined above and in section 10. Carbon Revolution Shareholders should be aware that future events cannot be predicted with certainty and as a result, deviations from the Financial Projections are to be expected. To assist investors in assessing the impact of these assumptions on the Financial Projections, the sensitivity of the projected revenue (A$128.7 million) and EBITDA (A$4.0 million) in CY24 is set out below. The changes in key variables set out in the sensitivity analysis are not intended to be indicative of the complete range of variations that may be experienced. Care should be taken in interpreting these sensitivities. In order to illustrate the likely impact on the Financial Projections, the estimated impact of changes in each of the assumptions has been calculated in isolation from changes in other assumptions. In practice, changes in assumptions may offset each other or be additive, and it is likely that Carbon Revolution would respond to any changes in one item to seek to minimise the net effect on Carbon Revolution’s earnings and cash flow.

5	Information about Carbon Revolution

The sensitivity analysis set out below is intended to provide a guide only and variations in actual performance could exceed the ranges shown, and these variances may be substantial. For example, the Financial Projections are premised on a significant increase in sales volume, particularly driven by the commencement of new programs and it is possible that the rate of increase in sales volumes from new programs does not increase at the rate projected in the financial year. Sensitivity analysis is performed on an “average” basis, assuming consistent product mix. The analysis assumes that direct costs (captured within contribution margin) are wholly “variable”.

(1)	Change in FX rate - transaction (USD:AUD, EUR:AUD)

The Financial Projections are based on a USD:AUD rate of 0.70:1 and EUR:AUD rate of 0.64:1. A$0.01 increase in the USD:AUD rate (ie a rate of 0.71:1) and EUR:AUD rate (ie a rate of 0.65:1) results in a decrease of CY24 revenue of A$0.4 million and A$0.2 million, respectively and A$0.3 million and A$0.1 million, respectively, on contribution margin / EBITDA. If the actual USD:AUD rate were to be 0.65:1 and the actual EUR:AUD rate were to be 0.61:1 (both being the rates as at 31 May 2023), this would increase CY24 revenue by A$2.6 million, CY24 contribution margin by A$1.0 million and CY24 EBITDA by A$0.8 million.

(2)	Sales volumes

If CY24 wheel volumes were 10% greater than / lower than projected, with no change in wheel sales mix, this would impact revenue and EBITDA as follows:

●	Revenue: would increase or decrease (as applicable) by A$12.6 million; and

●	Contribution margin & EBITDA: would increase or decrease (as applicable) A$4.6 million.

(3)	Timing delays and volume slippage

As discussed above, the Financial Projections reflect management’s estimate of volumes, taking into account OEM’s production forecasts and assuming no further delays in securing contracts or commencing production. In the event of a one-month timing delay on all new programs which have not yet entered production, this would reduce CY24 revenue by A$8.7 million and EBITDA by A$3.1 million. Delays to commencement of programs have occurred in the past.

(4)	Average price per wheel

If sales prices were 2% greater than / lower than projected, this would increase / reduce CY24 revenue, contribution margin and EBITDA by A$2.5 million.

(5)	Direct materials

The Financial Projections assume that Carbon Revolution generates significant direct material savings (eg through operational improvements, procurement, design and technology) to more than offset underlying cost inflation. If Direct Material costs per wheel were 10% higher than projected, this would reduce CY24 contribution margin and EBITDA by A$4.5 million.

5	Information about Carbon Revolution

(6)	Direct labour

The Financial Projections assume a step-change improvement in direct labour productivity from Q2–CY23 onwards, driven by efficiency improvements (including the commissioning of the Mega-line) and volume growth. If direct labour costs per wheel were 10% higher than projected, this would reduce CY24 contribution margin and EBITDA by A$3.5 million.

(7)	Overheads and research and development

If the expensed portion of SG&A and research and development were 5% greater than projected in CY24, this would reduce EBITDA by A$2.1 million.

5.9	Capital structure

As at the Last Practicable Date, the capital structure of Carbon Revolution was:

Type of security	Number on issue
Carbon Revolution Shares	212,152,505
Vested rights	595,317
Unvested rights	907,838
Vested options with an exercise price of A$2.60	4,945,959
Unvested options with an exercise price of A$1.60	5,780,825

The rights and options were all issued under Carbon Revolution’s employee equity incentive plans. Additional details regarding Carbon Revolution’s equity incentive plans and their treatment in connection with the Transaction are set out in section 12.2.

5.10	Substantial holders in Carbon Revolution Shares

As extracted from filings released on the ASX as at the Last Practicable Date, the following persons were substantial holders of Carbon Revolution Shares:

Substantial holder	Number of Carbon Revolution Shares	Voting power in Carbon Revolution
Ronal AG	14,227,941	6.7%
Thorney Investments	10,696,631	5.0%

5	Information about Carbon Revolution

5.11	Publicly available information about Carbon Revolution

Carbon Revolution is a listed disclosing entity for the purpose of the Corporations Act and as such is subject to regular reporting and disclosure obligations. Specifically, as a company listed on ASX, Carbon Revolution is subject to Listing Rules which require (subject to some exceptions) continuous disclosure of any information that Carbon Revolution has that a reasonable person would expect to have a material effect on the price or value of Carbon Revolution Shares.

ASX maintains files containing publicly disclosed information about all entities listed on ASX. Information disclosed to ASX by Carbon Revolution is available on ASX’s website at www2.asx.com.au/markets/company/cbr.

In addition, Carbon Revolution is required to lodge various documents with ASIC. Copies of documents lodged with ASIC by Carbon Revolution may be obtained from an ASIC office.

Carbon Revolution Shareholders may obtain a copy of Carbon Revolution’s 2022 Annual Financial Report from ASX’s website (www2.asx.com.au/markets/company/cbr), from Carbon Revolution’s website (www.carbonrev.com) or by calling the Carbon Revolution Shareholder Information Line on 1800 881 047 (within Australia) or +61 1800 881 047 (outside Australia), between 9.00am and 5.00pm (Melbourne time), Monday to Friday.

6	Information about the SPAC

6	Information about the SPAC

This section 6 has been prepared by the SPAC. The information concerning the SPAC and the intentions, views and opinions contained in this section 6 are the responsibility of the SPAC. None of Carbon Revolution, MergeCo or their officers and advisers assume any responsibility for the accuracy or completeness of this information.

6.1	Overview of the SPAC

(a)	Principal activities of the SPAC

The SPAC is a “blank cheque” special purpose acquisition company incorporated on 7 January 2021 as a Cayman Islands exempted company for the sole purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalisation, reorganisation or similar business combination with one or more businesses or entities.

The SPAC is not limited to a particular industry or geographic region in its identification and acquisition of or merger with a target company. The SPAC is not presently engaged in and will not engage in, any substantive commercial business until it completes the Business Combination with Carbon Revolution or a business combination with another target business (should the Transaction not proceed).

(b)	SPAC Board

The SPAC board currently comprises individuals affiliated with Twin Ridge Capital Management, LLC and other industry professionals. At Implementation, the SPAC will not survive the merger with Merger Sub. None of these directors are presently expected to be on the board of any company in the Combined Group.

(c)	SPAC redemption

The Class A SPAC Shares contain a redemption feature, which is customary for publicly held shares in special purpose acquisition companies.

Relevantly for the Transaction, the redemption feature allows for redemption in the event of a shareholder vote in connection with both the extension of the SPAC’s business combination deadline and a business combination itself (the Transaction will be a business combination).

The redemption requests at both stages will be met through the cash held in the SPAC Trust Account.

(d)	History, structure and ownership of the SPAC

The SPAC consummated its initial public offering (IPO) of 20,000,000 units, each consisting of one Class A SPAC Share and one-third of one SPAC Public Warrant on 8 March 2021, generating gross proceeds of US$200 million and incurring costs of approximately US$11.6 million, inclusive of approximately US$7 million in deferred underwriting discount.36 Simultaneously with the closing of the IPO, the Sponsor purchased 4,933,333 SPAC Private Placement Warrants at a price of US$1.50 per SPAC Private Placement Warrants (the IPO Private Placement), generating gross proceeds of approximately US$7.4 million. On 10 March 2021, the SPAC’s underwriters partially exercised an over-allotment option to purchase 1,308,813 SPAC Units, generating aggregate gross proceeds of approximately US$13.09 million, and incurring costs of approximately US$719,849, inclusive of approximately US$458,085 in deferred underwriting fees. Concurrently, the Sponsor also purchased an additional 174,509 SPAC Private Placement Warrants for US$261,763.

36 On 15 November 2022, the SPAC received formal letters from each of Barclays Capital Inc. (Barclays) and Evercore Group L.L.C., that each bank has agreed to waive its right to the deferred underwriting commission, and did not receive any payment from the SPAC in connection with the fee waiver and will not receive any payment from the SPAC in connection with the Business Combination, other than Barclays’ receipt of reimbursement for reasonable expenses.

6	Information about the SPAC

Following the closing of the IPO, the IPO Private Placement and the underwriters’ partial exercise of the over-allotment option described above, US$213.09 million (US$10.00 per unit) from the net proceeds of the sale of the Class A SPAC Shares, SPAC Public Warrants, and SPAC Private Placement Warrants were placed in the SPAC Trust Account, to be held there until the earlier of: (i) the completion of an initial business combination; and (ii) the distribution of the funds in the Trust Account to the SPAC shareholders as described below.

Under the SPAC Articles, the SPAC had until 8 March 2023 to complete a business combination. However, on 6 March 2023, SPAC Shareholders approved an extension to complete a business combination from 8 March 2023 to 8 June 2023 and to allow the SPAC, without shareholder approval, to elect to extend the date to complete a business combination on a monthly basis for up to nine times by an additional one month each time, until 8 March 2024 (Extension Approval).

In connection with the Extension Approval, Carbon Revolution deposited into the SPAC Trust Account, an amount equal to US$480,000. As at the Last Practicable Date, Carbon Revolution had deposited an additional approximately US$480,000 into the SPAC Trust Account to extend the date by which the SPAC must complete a business combination to 8 September 2023. In addition, a further payment of US$320,000 is expected to be made to extend the date by which the SPAC must complete a business combination to 8 November 2023 to allow for the expected date of Implementation of 23 October 2023. Carbon Revolution or the Sponsor must further contribute to the SPAC US$160,000 as a loan to be deposited into the SPAC Trust Account each time they elect to use one of the remaining monthly extensions. Under the Business Combination Agreement, Carbon Revolution agreed to fund the first US$1.5 million of such payments (the Extension Payments) (inclusive of the initial US$480,000). The purpose of the payments was to increase the amount of funds available in the SPAC Trust Account after the Extension Approval, and thereby incentivise SPAC Class A Shareholders not to redeem their Class A SPAC Shares at the time of the Extension Approval.

In connection with the SPAC Shareholder vote on the Extension Approval on 7 March 2023 (SPAC Extension Vote), the holders of 15,042,168 Class A SPAC Shares exercised their right to redeem their shares for an aggregate redemption amount of approximately US$153,567,547 or US$10.21 per share (reflecting a redemption rate of 70.60%). After the satisfaction of such redemptions the balance in the SPAC’s Trust Account was approximately US$66.54 million as at the Last Practicable Date.

In connection with the SPAC Shareholder Meeting to vote on the Business Combination, Class A SPAC Shareholders will be given another opportunity to redeem their Class A SPAC Shares in exchange for a pro-rata proportion of the remaining US$66.54 million left in the SPAC Trust Account as at the Last Practicable Date. The SPAC’s management has discretion with respect to the specific application of the proceeds placed in the Trust Account of the SPAC, although substantially all of the proceeds are intended to be applied generally toward consummating a business combination.

6	Information about the SPAC

The tables below set forth the following information known to the SPAC and MergeCo regarding the capital structure of the SPAC including the beneficial ownership of the SPAC Shares and SPAC Warrants as of the Last Practicable Date, including:

●	each person known by the SPAC to be the beneficial owner of more than 5% of the outstanding SPAC Shares; and

●	the SPAC Shares and SPAC Warrants held by each of the SPAC’s current executive officers and directors.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (a) the exercise of any option, warrant or right, (b) the conversion of a security, (c) the power to revoke a trust, discretionary account or similar arrangement, or (d) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to options or other rights (as set forth above) held by that person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Each person named in the table has sole voting and investment power with respect to all of the shares shown as beneficially owned by such person, except as otherwise indicated in the table or footnotes below.

Shareholder	Number of Class A SPAC Shares	Number of Class B SPAC Shares	Percentage ownership
SPAC Founder Shareholders
Sponsor and Sponsor Subsidiary[37]	–	5,267,203	45.4%
Alison Burns	–	20,000	*
Paul Henrys	–	20,000	*
Gary Pilnick	–	20,000	*
Other SPAC Shareholders
Glazer Capital	2,460,998	–	21.2%
Hudson Bay Capital Management	620,607	–	5.4%

37 These 5,267,203 Class B SPAC Shares consist of (1) 1,917,203 Class B SPAC Shares held by the Sponsor; and (2) 3,350,000 Class B SPAC Shares held by the Sponsor Subsidiary (which will be transferred to DDGN Advisors at Implementation). The Sponsor is the sole managing member of the Sponsor Subsidiary and may be deemed to have voting and investment power with respect to the shares held by the Sponsor Subsidiary. The Sponsor is the beneficial holder of the shares and is controlled by Sanjay K. Morey and William P. Russell, Jr. Each of Sanjay K. Morey and William P. Russell Jr. disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest he may have therein, either directly or indirectly. All of the 3,350,000 Class B SPAC Shares held by the Sponsor Subsidiary will be transferred to DDGN Advisors at Implementation as consideration for DDGN Advisors performance of certain advisory, diligence and other similar services to SPAC. These shares are currently held by the Sponsor Subsidiary and will revert to the Sponsor if Implementation does not occur.

6	Information about the SPAC

Shareholder	Number of Class A SPAC Shares	Number of Class B SPAC Shares	Percentage ownership
Other Class A SPAC Shareholders	3,185,040	–	27.5%
Total	6,266,645	5,327,203	100%

* Less than one percent.

In addition to the Class A and Class B SPAC Shares on issue set out in the above table, the SPAC had on issue, as at the Last Practicable Date:

‒	7,102,900 SPAC Public Warrants; and

‒	5,107,842 SPAC Private Placement Warrants.

The SPAC Public Warrants were sold as part of the units, each consisting of one Class A SPAC Share and one-third of one SPAC Public Warrant, in the IPO. The SPAC Private Placement Warrants are held by the Sponsor.

As consideration under the Business Combination Agreement, existing SPAC Shareholders will receive MergeCo Warrants in exchange for their existing SPAC Warrants on a one for one basis. On exercise, each MergeCo Warrant entitles the holder to one MergeCo Share. Please see section 7.3 for the potential impact these SPAC Warrants may have (once converted to MergeCo Warrants) on the ownership of MergeCo following Implementation.

If there are no redemptions in connection with the SPAC Shareholder Meeting, the holders of Class A SPAC Shares will hold 6,266,645 MergeCo Shares immediately following Implementation. If there are 100% redemptions at the SPAC Shareholder Meeting, the holders of Class A SPAC Shares will hold no MergeCo Shares immediately following Implementation. In either case the SPAC Founder Shareholders and DDGN Advisors in aggregate will receive 5,000,000 MergeCo Shares immediately on Implementation.38

(e)	Sponsor and DDGN Advisors

The SPAC is managed by the Sponsor. The Sponsor is an affiliate of Twin Ridge Capital Management (TRC) a private investment firm focused on investing in food, food distribution and other food related companies. Its aim is to work in active partnership with entrepreneurs, management teams, and shareholders and provide patient, long term capital that leverages its experience to drive meaningful equity growth.

DDGN Advisors has provided certain advisory, diligence and other similar services to SPAC in connection with the Transaction. DDGN Advisors is an associate of Gregory Ethridge and Nicholas Petruska, who have held and hold officer positions at multiple SPACs that have successfully completed business combinations in the advanced mobility, automotive and automotive technology sectors.

6.2	Rationale for proposed combination with Carbon Revolution

The SPAC, together with the Sponsor and in consultation with the SPAC Board, surveyed the landscape of potential combination opportunities based on their knowledge of and familiarity with the mergers and acquisitions marketplace.

38 Of these 5,000,000 MergeCo Shares 3,350,000 MergeCo Shares will be issued to DDGN Advisors (as consideration for DDGN Advisors performance of certain advisory, diligence and other similar services to SPAC). These Class B SPAC Shares are currently held by the Sponsor Subsidiary and will revert to the Sponsor if Implementation does not occur.

6	Information about the SPAC

In considering the Transaction, the SPAC Board concluded that the Carbon Revolution Business met the following criteria:

(a)	best-in-class business that benefits all stakeholders, where the SPAC can leverage its management expertise to maximise the companies’ positive impacts, build a stronger brand and value proposition, and drive financial return;

(b)	is fundamentally sound but underperforming their potential and exhibit unrecognised value creation opportunities;

(c)	strong competitive market positioning driven by brand equity, advantages of scope or scale, differentiated products or services, proprietary technology, robust infrastructure or strong customer or supplier relationships;

(d)	attractive financial profile with multiple avenues for continued future growth and margin upside that result in sustainable free cash flow generation and a defensible market position that is resilient to economic cycles;

(e)	a business that can be acquired at an attractive valuation for public market investors;

(f)	experienced and public-ready management team with internal reporting and control systems that can comply with the requirements of a public listing; and

(g)	potential to offer an attractive risk-adjusted return for SPAC Shareholders across business cycles.

In addition, the SPAC focused its search on acquisition targets that it believed would benefit from the SPAC’s management and operating partners’ expertise, including those of the Sponsor and its affiliates, on a post-closing basis. The foregoing criteria were not exhaustive and evaluations relating to the merits of each potential business combination were based, to the extent relevant, on these general guidelines as well as other considerations, factors and criteria that the SPAC’s management and the SPAC Board deemed relevant.

6.3	Funding arrangements for the Scheme Consideration

The Scheme Consideration consists of MergeCo Shares, and as such the SPAC is not required to put in place funding arrangements for the Scheme Consideration.

As at the Last Practicable Date, the SPAC is currently capitalised with approximately US$66.54 million in cash, held in the SPAC Trust Account on behalf of the Class A SPAC Shareholders. As discussed above, this amount is subject to the ability of Class A SPAC Shareholders to redeem their Class A SPAC Shares.

Additionally, the SPAC has assisted with arranging immediate and longer-term financing for the Combined Group, discussed further in section 8.

6.4	The SPAC’s interests in Carbon Revolution Shares

(a)	Interests in Carbon Revolution Shares

As at the Last Practicable Date, none of the SPAC nor any of its associates had any Relevant Interest or voting power in any Carbon Revolution Shares.

(b)	No dealings in Carbon Revolution Shares in previous four months

None of the SPAC nor any of its associates has provided, or agreed to provide, consideration for Carbon Revolution Shares under any purchase or agreement during the four months before the date of this Scheme Booklet.

6	Information about the SPAC

(c)	No inducing benefits given during previous four months

During the period of four months before the date of this Scheme Booklet, none of the SPAC or any of its associates gave, or offered to give, or agreed to give a benefit to another person which was likely to induce the other person, or an associate of the other person, to:

(1)	vote in favour of the Scheme; or

(2)	dispose of Carbon Revolution Shares,

where the benefit was not offered to all Carbon Revolution Shareholders.

(d)	Benefits to current Carbon Revolution officers

Other than as disclosed in this Scheme Booklet, none of the SPAC nor any of its associates will be making any payment or giving any benefit to any current director, secretary or executive officer of Carbon Revolution or any of its related bodies corporate as compensation or consideration for, or otherwise in connection with, their resignation from their respective offices if the Scheme is implemented.

6.5	Business Combination Agreement

Under the Business Combination Agreement, the SPAC will merge with and into a wholly owned subsidiary of MergeCo (Merger Sub), with Merger Sub surviving the merger as a wholly owned subsidiary of MergeCo (Business Combination).

Merger Sub was formed as a Cayman Islands exempted company on 28 November 2022 for the purposes of the Transaction and is wholly owned by MergeCo.

Existing SPAC Shareholders will receive MergeCo Shares and MergeCo Warrants in exchange for their existing SPAC Shares and SPAC Warrants, subject to the terms of the Business Combination Agreement.

The Business Combination will occur immediately prior to the Implementation of the Scheme and Capital Reduction and it is through the Business Combination that the SPAC becomes part of the Combined Group, and SPAC Shareholders become MergeCo Shareholders.

(a)	Consideration Received Under the Business Combination Agreement

Under the Business Combination:

●	each Class B SPAC Share, shall convert automatically, on a one-for-one basis, into a Class A SPAC Share (Pre-Merger Conversion);

●	immediately after the Pre-Merger Conversion, each Class A SPAC Share that has not been redeemed shall be automatically cancelled in exchange for one validly issued and fully paid MergeCo Share;

●	each SPAC Public Warrant shall be automatically exchanged to become one MergeCo Public Warrant; and

●	each SPAC Private Placement Warrant shall be automatically exchanged to become one MergeCo Public Warrant.

(b)	Conditions to the Closing of the Business Combination Agreement

The obligations of Carbon Revolution, the SPAC, MergeCo and Merger Sub to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) of the conditions precedent set forth in the Scheme Implementation Deed and discussed further in section 12.5(b).

6	Information about the SPAC

(c)	Termination of the Business Combination Agreement

The Business Combination Agreement may be terminated prior to the effective time of the Business Combination (being the time that is immediately prior to the issuance of the Scheme Consideration) either: (a) by mutual written consent of the SPAC and Carbon Revolution; or (b) if the Scheme Implementation Deed has been terminated in accordance with its terms.

6.6	No other material information

Other than as disclosed in this section 6, there is no information regarding the SPAC that is material to the making of a decision by a Carbon Revolution Shareholder on whether or not to vote in favour of the Scheme and Capital Reduction that is within the knowledge of any director of the SPAC as at the date of this Scheme Booklet that has not been previously disclosed to Carbon Revolution Shareholders.

7	Information about MergeCo

7	Information about MergeCo

This section 7 has been prepared by MergeCo. The information concerning MergeCo and the intentions, views and opinions contained in this section 7 are the responsibility of MergeCo. None of Carbon Revolution, the SPAC or their officers and advisers assume any responsibility for the accuracy or completeness of this information.

The information in this section 7 on the intentions of MergeCo post-Implementation has been formed on the basis of facts and information that are known to MergeCo as at the date of this Scheme Booklet. MergeCo will review and make determinations regarding the matters set out below in light of any material new information, facts and circumstances at the relevant time.

It is important to note that the statements set out in this section 7 are statements of current intentions only, which may change as new information becomes available or circumstances change.

7.1	Overview of MergeCo

(a)	Principal activities of MergeCo

Carbon Revolution plc (previously known as Carbon Revolution Limited and Poppetell Limited) is an Irish public limited company. It was incorporated as a shelf company25 (as further described in clause 7.1(c)) by an Irish company formation agent on 5 July 2017, and was “deshelved” by Carbon Revolution’s Irish counsel for the purposes of the Transaction.39

To date, MergeCo has had no operations and has not undertaken any major activities (aside from taking steps necessary to implement the Transaction – for example entering into the transaction documents and taking steps to undertake a listing on NYSE American).

After Implementation, MergeCo will be the ultimate holding company of Carbon Revolution and the SPAC and is expected to be listed on the NYSE American stock exchange.

(b)	MergeCo Board

As at the date of this Scheme Booklet, the MergeCo Board comprises the following directors:

Name	Position and Profile
Jake Dingle	Non-Executive Director
Ronan Donohoe	Non-Executive Director
Rolando Ebuna	Non-Executive Director

25 A shelf company is a company that is already registered but has never traded or conducted business and holds no assets or liabilities other than its incorporation capital. Essentially, the company is registered to sit on a ‘shelf’, waiting to be used on a transaction or for another purpose, at which point it is ‘deshelved’.

39 It was decided to use a shelf company rather than incorporating a new company to give MergeCo the option if desired in the future to use US GAAP in the preparation of its statutory financial statements. Irish companies incorporated prior to 18 July 2017 and whose securities are listed on a US stock exchange are permitted to use US GAAP (instead of IFRS or Irish GAAP) in the preparation of their statutory financial statements.

7	Information about MergeCo

Both Ronan and Rolando are Irish residents and have served as directors of MergeCo for the purposes of the deshelving process. Each is expected to resign on Implementation and additional directors will be added to the MergeCo board such that it has the composition set out in section 7.6(b).

(c)	History and structure of MergeCo

MergeCo is a public limited company, incorporated under the laws of Ireland in accordance with the Irish Companies Act. MergeCo was required to undergo a public company conversion prior to the proposed listing on NYSE American.

MergeCo was incorporated (as Poppetell Limited) on 5 July 2017 as a “shelf corporation” that could be used as a holding company in the future. Upon its formation, MergeCo issued 50 ordinary shares valued at €1.00 each to each of Paula Horan and Andrew Lambe (employees of the company formation agent that incorporated MergeCo). On 25 November 2022, as part of the “deshelving” process referred to above, Paula Horan and Andrew Lambe transferred the entire issued and outstanding share capital of MergeCo to Enceladus Holding Limited, a company wholly owned by Arthur Cox, Carbon Revolution’s Irish legal advisers.

Under Irish law, a public company is required to have a minimum of €25,000 in fully paid share capital. As MergeCo had, at this stage, only issued 100 MergeCo Shares at a par value of €1.00 each (amounting to a total €100 of share capital), MergeCo was required to issue an additional 24,900 shares at €1.00 each on 31 March 2023 to meet the share capitalisation requirements imposed by Irish law. These additional shares were subscribed for by Gerard Buckle, the current Chief Financial Officer of Carbon Revolution. The original 100 MergeCo Shares issued upon incorporation of MergeCo and which were acquired by Enceladus Holding Limited as set out above, were transferred by Enceladus Holding Limited to Gerard Buckle, such that MergeCo is now wholly owned by Gerard Buckle. No securities issued by MergeCo have been sold in the three months before the date of this booklet.

On completion of the Transaction, the MergeCo Shares held by Gerard Buckle will either: (i) be converted into deferred shares which will not carry any right to vote or receive dividends; or (ii) will be surrendered to MergeCo. As such, they will not have any impact with effect from Implementation and are merely an interim measure to satisfy the capitalisation requirements for Irish public companies.

On 6 December 2022, Poppetell Limited changed its name to Carbon Revolution Limited. In preparation for Implementation of the Transaction, MergeCo has re-registered as an Irish public limited company and is now known as Carbon Revolution plc.

MergeCo had no operations prior to entering into the Scheme Implementation Deed and Business Combination Agreement. MergeCo’s purpose is to become the holding company of the Combined Group and list on NYSE American in connection with the Transaction.

Pre-Implementation, MergeCo will have no subsidiaries other than Merger Sub, another shelf company that has been established in connection with the implementation of the Business Combination. Merger Sub is the entity that will merge with the SPAC under the Business Combination Agreement, which enables MergeCo to access the funds held in the SPAC Trust Account following redemptions by Class A SPAC Shareholders.

7	Information about MergeCo

Post-Implementation, MergeCo’s wholly owned subsidiaries will be Carbon Revolution and the entities currently in the Carbon Revolution Group, along with Merger Sub, as set out below:

7.2	Ownership of MergeCo at Implementation

The proportional ownership of MergeCo Shares on Implementation (as between existing Carbon Revolution Shareholders and SPAC Shareholders and assuming agreements with respect to additional equity funding (eg a proposed Structured Equity Facility) are not entered into prior to Implementation) will largely be a function of the SPAC redemption rate. This is because, whilst the aggregate number of MergeCo Shares to be received by Carbon Revolution Shareholders is fixed, Class A SPAC Shareholders will receive 1 MergeCo Share for each Class A SPAC Share that has not been redeemed at Implementation, and the SPAC Founder Shareholders and DDGN Advisors will receive 1.65 million MergeCo Shares and 3.35 million MergeCo Shares respectively for the 5.3 million Class B SPAC Shares held by the SPAC Founder Shareholders. In addition 15,000 MergeCo Shares will be issued to Yorkville shortly after Implementation pursuant to the commitment fee in connection with the CEF (see further section 8.2).

7	Information about MergeCo

The ownership of MergeCo Shares immediately following Implementation and assuming agreements with respect to additional equity funding (eg a proposed Structured Equity Facility) are not entered into prior to Implementation, is expected to be as set out in the following table, depending on the rate of redemptions of Class A SPAC Shares:

	Assuming no further redemptions beyond those in connection with the Extension Approval (70.6%)[40]		Assuming 80% aggregate redemptions[41]		Assuming 90% aggregate redemptions[42]		Assuming 100% redemptions[43]
Shareholders	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %
Class A SPAC Shareholders	6,266,645	20.92%	4,261,763	15.25%	2,130,881	8.25%	0	0.00%
SPAC Founder Shareholders[44]	1,650,000	5.51%	1,650,000	5.90%	1,650,000	6.39%	1,650,000	6.97%
DDGN Advisors[45]	3,350,000	11.18%	3,350,000	11.99%	3,350,000	12.98%	3,350,000	14.14%
Yorkville[46]	15,000	0.05%	15,000	0.05%	15,000	0.06%	15,000	0.06%
Carbon Revolution Shareholders[47]	18,672,888	62.34%	18,672,888	66.81%	18,672,888	73.32%	18,672,888	78.83%
Total Shares Outstanding	29,954,533	100.00%	27,949,651	100.00%	25,818,769	100.00%	23,687,888	100.00%

In addition to the MergeCo Shares on issue as set out in the table above, at Implementation MergeCo will also have on issue other securities, or will be party to other arrangements which may ultimately result in the issue of MergeCo Shares. These arrangements and their potential impact on the MergeCo Shares on issue following Implementation are further discussed in section 7.3.

7.3	Additional sources of dilution, including following Implementation

The following securities and arrangements which will be (or are proposed to be) on issue or in place at Implementation may also affect the ownership of MergeCo at or after Implementation, and the extent to which Carbon Revolution Shareholders’ ownership of MergeCo may be diluted:

(a)	the exercise of outstanding MergeCo Warrants, which are received by SPAC Shareholders at Implementation and will expire five years after Implementation (for more information, see section 6.5) and which may result in the issue of up to 12,210,780 MergeCo Shares depending on the extent to which they are exercised. Given the MergeCo Warrants are exercisable for US$11.50 per MergeCo Share, this dilution is likely only to occur if the MergeCo Share price increases following Implementation.[48] The exercise of all MergeCo Warrants would result in MergeCo raising an additional US$140,423,970;

41 This scenario assumes that a further 2,004,882 Class A SPAC Shares are redeemed by Class A SPAC Shareholders in connection with the Business Combination (in addition to those Class A SPAC Shares redeemed in connection with the Extension Approval).

42 This scenario assumes that 4,135,764 Class A SPAC Shares are redeemed by Class A SPAC Shareholders in connection with the Business Combination (in addition to those Class A SPAC Shares redeemed in connection with the Extension Approval).

43 This scenario assumes that all remaining 6,266,645 Class A SPAC Shares on issue are redeemed by SPAC Shareholders in connection with the Business Combination (in addition to those Class A SPAC Shares redeemed in connection with the Extension Approval).

40 This scenario assumes that no further Class A SPAC Shares are redeemed by Class A SPAC Shareholders in connection with the Business Combination (beyond the Class A SPAC Shares redeemed in connection with the Extension Approval).

44 Excludes the 327,203 Class B SPAC Shares held by the SPAC Founder Shareholders that shall automatically be forfeited and surrendered to the SPAC for no additional consideration immediately prior to the consummation of the Business Combination and conditioned upon the consummation of the Business Combination.

45 Of the 5,000,000 Class B SPAC Shares held by the SPAC Founder Shareholders that will be exchanged for the same number of MergeCo Shares, 3,350,000 Class B SPAC Shares will transfer to DDGN Advisors immediately prior to Implementation (as consideration for DDGN Advisors performance of certain advisory, diligence and other similar services to the SPAC). These shares are currently held by the Sponsor Subsidiary and will revert to the Sponsor if Implementation does not occur. As a result, if Implementation occurs, DDGN Advisors will be issued 3,350,000 MergeCo Shares.

46 Represents the commitment fee of 15,000 MergeCo Shares issued to Yorkville in connection with the CEF, as further discussed in section 8.1.

47 Aggregate number of MergeCo Shares issued to Scheme Shareholders may be lower than this due to the effects of the rounding downwards of each Scheme Shareholder’s entitlement to MergeCo Shares.

48 Represents maximum number of MergeCo Warrants on issue at Implementation (being 5,107,842 SPAC Private Placement Warrants plus 7,102,938 SPAC Public Warrants sold as part of the IPO of the SPAC, each exchanged for MergeCo Warrants on a 1:1 basis). The number of SPAC Public Warrants may decrease between the date of this Scheme Booklet and Implementation due to the forfeiture of fractional entitlements to SPAC Public Warrants in connection with the separation of units sold as part of the IPO of the SPAC, each consisting of one Class A SPAC Share and one-third of one SPAC Public Warrant. Please refer to sections 6.1 and 6.5 for further information. As at the Last Practicable Date, the number of SPAC Public Warrants was 7,102,900.

7	Information about MergeCo

(b)	the vesting of MergeCo RSUs issued pursuant to the Retention Plan which will result in the issue of up to 1,497,727 MergeCo Shares (equal to 5% of the aggregate number of MergeCo Shares on issue at Implementation (including MergeCo Shares that may be issued in any additional equity funding occurring by way of issue of MergeCo Shares that completes on or prior to Implementation as well as any MergeCo Shares that may subsequently be issued on exercise of the SEF Warrants)) to certain members of management of the Combined Group following Implementation (for more information see section 7.7);

(c)	the issue of MergeCo Incentive Securities under the MergeCo Incentive Equity Plan (other than the MergeCo RSUs issued under the Retention Plan as described in section 7.3(b)) and the subsequent conversion of these securities into MergeCo Shares. In addition to the MergeCo RSUs to be issued under the Retention Plan, the MergeCo Incentive Equity Plan provides for the issue of MergeCo Incentive Securities representing up to 8% of the aggregate number of MergeCo Shares on issue at Implementation (including MergeCo Shares that may be issued in any additional equity funding occurring by way of issue of MergeCo Shares that completes on or prior to Implementation as well as any MergeCo Shares that may subsequently be issued on exercise of the SEF Warrants), however the maximum number of MergeCo Incentive Securities that may be delivered under the MergeCo Incentive Equity Plan may be increased on the first day of each calendar year commencing on 1 January 2024 for the remaining term of the MergeCo Incentive Equity Plan (which ends 10 years from the date immediately prior to the Implementation Date) by such number of securities determined by the MergeCo Board on or prior to the date of any increase, provided that the annual increase will not exceed 5% of the total MergeCo Shares on issue on the last day of the immediately preceding calendar year (the ‘evergreen’ arrangements);

(d)	assuming a Structured Equity Facility is entered into, an estimated 4,407,483 SEF Warrants expected to be issued in connection with a Structured Equity Facility concurrently with or following Implementation.[49] Should a Structured Equity Facility be entered into, given the expected nominal exercise price of the SEF Warrants, these may be converted into the equivalent number of MergeCo Shares for nominal consideration and will substantially dilute existing MergeCo Shareholders. Furthermore, given entry into a Structured Equity Facility prior to Implementation will require the consent of the SPAC, which may only be provided on the basis that the facility does not dilute SPAC Shareholders, entry into this facility may result in a reduction in the merger ratio of 0.0877 for CBR shareholders to as low as 0.0670 which will have an effective dilutionary impact on Carbon Revolution Shareholders. Similar impacts may arise should the proposed additional equity funding take a different form to a Structured Equity Facility; and

49 Assumes a Structured Equity Facility is entered into, and SEF Warrants convert into such number of MergeCo Shares that equals to 17.5% of the aggregate number of MergeCo Shares on issue at Implementation (excluding MergeCo Shares received by SPAC Shareholders in exchange for their Class A SPAC Shares) and MergeCo RSUs to be issued pursuant to the Retention Plan, inclusive of the MergeCo Shares issued on exercise of the SEF Warrants. This is the mid-point of the range discussed in section 8.4.

7	Information about MergeCo

(e)	the CEF, under which MergeCo has the right, but not the obligation, to place MergeCo Shares to Yorkville (for more information, see section 8.1). In the event insufficient additional equity funding is obtained, and if the CEF Ownership Restriction does not prevent it (this restriction may result in Carbon Revolution having access to materially less than the US$60 million headline figure of the CEF), MergeCo expects to utilise the full US$60 million of placement capacity under the CEF by 30 June 2024.

In respect of items (a) to (d) above, the potential maximum impact on ownership of MergeCo Shares (and maximum dilution for Carbon Revolution Shareholders), excluding operation of the ‘evergreen’ arrangements described above, any further equity funding (in addition to the Structured Equity Facility which is assumed to occur) and depending on the rate of redemptions of Class A SPAC Shares, is set out in the table below:

	Assuming no further redemptions beyond those in connection with the Extension Approval (70.6%) [50]		Assuming 80% aggregate redemptions[51]		Assuming 90% aggregate redemptions[52]		Assuming 100% redemptions[53]
Shareholders	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %

Class A SPAC Shareholders	6,266,645	13.61%	4,261,763	9.73%	2,130,881	5.15%	0	0.00%

Founder Shareholders [54]	1,650,000	3.58%	1,650,000	3.77%	1,650,000	3.99%	1,650,000	4.23%

DDGN Advisors[55]	3,350,000	7.27%	3,350,000	7.65%	3,350,000	8.09%	3,350,000	8.59%

Yorkville[56]	15,000	0.03%	15,000	0.03%	15,000	0.04%	15,000	0.04%

Carbon Revolution Shareholders [57]	14,265,406	30.97%	14,282,948	32.61%	14,301,594	34.56%	14,320,239	36.74%

50 This scenario assumes that no further Class A SPAC Shares are redeemed by Class A SPAC Shareholders in connection with the Business Combination (beyond the Class A SPAC Shares redeemed in connection with the Extension Approval).

51 This scenario assumes that a further 2,004,882 Class A SPAC Shares are redeemed by Class A SPAC Shareholders in connection with the Business Combination (in addition to those Class A SPAC Shares redeemed in connection with the Extension Approval).

52 This scenario assumes that 4,135,764 Class A SPAC Shares are redeemed by Class A SPAC Shareholders in connection with the Business Combination (in addition to those Class A SPAC Shares redeemed in connection with the Extension Approval).

53 This scenario assumes that all remaining 6,266,645 Class A SPAC Shares on issue are redeemed by SPAC Shareholders in connection with the Business Combination (in addition to those Class A SPAC Shares redeemed in connection with the Extension Approval).

54 Excludes the 327,203 Class B SPAC Shares held by the SPAC Founder Shareholders that shall automatically be forfeited and surrendered to the SPAC for no additional consideration immediately prior to the consummation of the Business Combination and conditioned upon the consummation of the Business Combination.

55 Of the 5,000,000 Class B SPAC Shares held by the SPAC Founder Shareholders that will be exchanged for the same number of MergeCo Shares, 3,350,000 Class B SPAC Shares will transfer to DDGN Advisors immediately prior to Implementation (as consideration for DDGN Advisors performance of certain advisory, diligence and other similar services to the SPAC). These shares are currently held by the Sponsor Subsidiary and will revert to the Sponsor if Implementation does not occur. As a result, if Implementation occurs, DDGN Advisors will be issued 3,350,000 MergeCo Shares.

56 Represents the commitment fee of 15,000 MergeCo Shares issued to Yorkville in connection with the CEF, as further discussed in section 8.1.

57 Aggregate number of MergeCo Shares issued to Scheme Shareholders may be lower than this due to the effects of the rounding downwards of each Scheme Shareholder’s entitlement to MergeCo Shares.

7	Information about MergeCo

	Assuming no further redemptions beyond those in connection with the Extension Approval (70.6%) [50]		Assuming 80% aggregate redemptions[51]		Assuming 90% aggregate redemptions[52]		Assuming 100% redemptions[53]

(a) MergeCo Warrant holders[58]	12,210,780	26.51%	12,210,780	27.88%	12,210,780	29.50%	12,210,780	31.33%

(b) MergeCo RSUs	1,497,727	3.25%	1,397,483	3.19%	1,290,939	3.12%	1,184,394	3.04%

(c) MergeCo Incentive Securities (excluding the MergeCo RSUs)[59]	2,396,363	5.20%	2,235,972	5.11%	2,065,502	4.99%	1,895,031	4.86%

(d) SEF Warrants[60]	4,407,483	9.57%	4,398,940	10.02%	4,371,295	10.56%	4,352,650	11.17%

Total Shares Outstanding	46,059,403	100.00%	43,793,885	100.00%	41,385,990	100.00%	38,978,094	100.00%

In relation to item (e) above the CEF provides for the issuance of MergeCo Shares (at MergeCo’s option) based on the amount sought to be raised by MergeCo (subject to the terms of the CEF) and the prevailing market price for MergeCo Shares at the relevant time. Depending on the funds available from the SPAC Trust Account, the success of other equity funding initiatives and subject to the CEF Ownership Restriction (which may result in Carbon Revolution having access to materially less than the US$60 million headline figure of the CEF), MergeCo may be required to utilise the full US$60 million of placement capacity under the CEF by 30 June 2024; however, it does not know the price at which any MergeCo Shares under the CEF will be issued. As a result, it is not possible to specify the number of Shares that may be issued under the CEF; however, the below table sets out the number of additional MergeCo Shares that would be issued to Yorkville under the CEF depending on the (discounted) price at which Yorkville is issued MergeCo Shares and the amount raised by MergeCo, and the graph further below illustrates the number of shares issued to Yorkville as a percentage of total MergeCo securities on issue as set out in the final row of the table immediately above in various (discounted) issue price and redemption scenarios, but holding the total issuance to Yorkville consistent at the maximum US$60 million.

58 Represents maximum number of MergeCo Warrants on issue at Implementation (being 5,107,842 SPAC Private Placement Warrants plus 7,102,938 SPAC Public Warrants sold as part of the IPO of the SPAC, each exchanged for MergeCo Warrants on a 1:1 basis). The number of SPAC Public Warrants may decrease between the date of this Scheme Booklet and Implementation due to the forfeiture of fractional entitlements to SPAC Public Warrants in connection with the separation of units, each consisting of one Class A SPAC Share and one-third of one SPAC Public Warrant. Please refer to sections 6.1 and 6.5 for further information. Assuming each MergeCo Warrant holder exercises its MergeCo Warrants in exchange for MergeCo Shares. MergeCo Warrant holders may elect to acquire one MergeCo Share for each MergeCo Warrant at an exercise price of US$11.50 per share. As at the Last Practicable Date, the number of SPAC Public Warrants was 7,102,900.

59 See further details in section 7.7.

60 Assumes SEF Warrants convert into such number of MergeCo Shares that equals to 17.5% of the aggregate number of MergeCo Shares on issue at Implementation (excluding MergeCo Shares received by SPAC Shareholders in exchange for their Class A SPAC Shares) and MergeCo RSUs to be issued pursuant to the Retention Plan, inclusive of the MergeCo Shares issued on exercise of the SEF Warrants. This is the mid-point of the range discussed in section 8.4.

7	Information about MergeCo

Amount drawn (US$m)
Issue price of shares to CEF (US$)		10.0	20.0	30.0	40.0	50.0	60.0
	1.0	10,000,000	20,000,000	30,000,000	40,000,000	50,000,000	60,000,000
	2.0	5,000,000	10,000,000	15,000,000	20,000,000	25,000,000	30,000,000
	3.0	3,333,333	6,666,667	10,000,000	13,333,333	16,666,667	20,000,000
	4.0	2,500,000	5,000,000	7,500,000	10,000,000	12,500,000	15,000,000
	5.0	2,000,000	4,000,000	6,000,000	8,000,000	10,000,000	12,000,000
	6.0	1,666,667	3,333,333	5,000,000	6,666,667	8,333,333	10,000,000
	7.0	1,428,571	2,857,143	4,285,714	5,714,286	7,142,857	8,571,429
	8.0	1,250,000	2,500,000	3,750,000	5,000,000	6,250,000	7,500,000
	9.0	1,111,111	2,222,222	3,333,333	4,444,444	5,555,556	6,666,667
	10.0	1,000,000	2,000,000	3,000,000	4,000,000	5,000,000	6,000,000
	11.0	909,091	1,818,182	2,727,273	3,636,364	4,545,455	5,454,545
	12.0	833,333	1,666,667	2,500,000	3,333,333	4,166,667	5,000,000

7.4	Rationale for proposed acquisition of Carbon Revolution

As noted in section 7.1, MergeCo was “deshelved” for the purposes of entering into the Transaction and acting as holding company of Carbon Revolution and the SPAC post-completion of the Transaction.

7.5	Arrangements for the Scheme Consideration

The Scheme Consideration to be provided by MergeCo comprises new MergeCo fully paid ordinary shares, which will be issued to the Carbon Revolution Shareholders.

7	Information about MergeCo

7.6	Intentions if the Scheme is implemented

This section 7.6 sets out the current intentions of MergeCo in relation to:

●	the continuation of the operations and business of Carbon Revolution, including any redeployment of significant assets of Carbon Revolution;

●	changes to the Carbon Revolution Board and the Carbon Revolution management team;

●	the future employment of the present employees of Carbon Revolution; and

●	the delisting of Carbon Revolution from the ASX,

assuming Implementation of the Scheme.

The statements in this section 7.6 regarding MergeCo’s intentions are based on information concerning Carbon Revolution and the general business environment that is known to MergeCo at the time of the preparation of this Scheme Booklet. Final decisions regarding these matters will be made in light of all material information, facts and circumstances at the relevant time if the Scheme is implemented. Accordingly, it is important to recognise that the statements set out in this section 7.6 are statements of current intention only and may change as new information becomes available or circumstances change.

(a)	Business continuity and operations

MergeCo intends that post-Implementation, the Combined Group will operate in accordance with the current strategy and direction of Carbon Revolution. As such, as at the date of this Scheme Booklet, following Implementation, it is MergeCo’s intention that there will be no major changes to the business of Carbon Revolution, including any redeployment of any fixed assets or employees of Carbon Revolution.

(b)	Board of directors

At Implementation, the Carbon Revolution non-executive directors will be appointed to the MergeCo Board (Jake Dingle is already on the MergeCo Board), as will four additional independent non-executive directors who will bring significant additional expertise to the MergeCo Board. The SPAC agreed not to exercise its right to appoint two additional directors under the Scheme Implementation Deed on the basis that offers were made to each of these additional independent non-executive directors and any two of these four additional independent non-executive directors agreed to join the MergeCo Board. The details of the new directors are provided below. Ronan Donohoe and Rolando Ebuna are expected to resign upon Implementation.

As such, post-Implementation, MergeCo will have the following directors:

Name	Position
James Douglas	Independent Non-Executive Chair
Jake Dingle	Director[61]
Lucia Cade	Independent Non-Executive Director

61 Jake Dingle will be appointed as Chief Executive Officer and Managing Director of the Combined Group. His existing employment contract with Carbon Revolution Operations will remain in place and be amended to reflect his new and expanded responsibilities to the Combined Group following Implementation.

7	Information about MergeCo

Name	Position
Dale McKee	Independent Non-Executive Director
Mark Bernhard	Independent Non-Executive Director
Burt Jordan	Independent Non-Executive Director
Robert A. Lutz	Independent Non-Executive Director
Matti Masanovich	Independent Non-Executive Director
Jacqueline A. Dedo	Independent Non-Executive Director

Should the Structured Equity Facility be entered into on expected terms, it is expected one or more additional directors may be appointed under the terms of that facility.

(c)	Biographies for the existing Carbon Revolution Directors have already been provided to Carbon Revolution Shareholders via ASX announcements. Biographies for the four additional independent non-executive directors are set out below.

Name	Biography
Burt Jordan

Mr Burt Jordan has served as the President and a director of Atlantic Coastal Acquisition Corp. since December 2020 and as the President and a director of Atlantic Coastal Acquisition Corp. II (Nasdaq: ACAB) since December 2020.

Previously, Mr Jordan was an executive at Ford Motor Company (NYSE: F) from 1999 until 2020, where he most recently served as Vice President of Global Purchasing Operations and Supply Chain Sustainability. In this role, Mr Jordan drove strategy transformation, growth and efficiencies through program delivery, purchasing strategy and supply chain sustainability. He has served as a non-executive director of Xos, Inc. (Nasdaq: XOS) since August 2021 and ABC Technologies (TSX: ABCT) since November 2021.

Mr Jordan holds a bachelor’s degree in business administration from Alma College in Michigan. He was also appointed to the US Air Force Academy.

Mr Jordan brings to the MergeCo Board extensive management, supply chain and global leadership experience.

Robert A. Lutz	Mr Robert A Lutz is President and Chief Executive Officer of Lutz Communications. Prior to Lutz Communications, Mr Lutz held various positions at General Motors from September 2001 through December 2009 and served in an advisory capacity thereafter until he retired in May 2010, including, among other positions, Vice Chairman of Product Development, Chairman of General Motors North America and Vice Chairman, Marketing and Communications. Mr Lutz also served as Chairman and

7	Information about MergeCo

Name	Biography

Chief Executive Officer of Exide Technologies from 1998 until 2002 and served on its board of directors until May 2004. Prior to his service at Exide Technologies, Mr Lutz served in a variety of positions at Chrysler between 1986 and 1998, including as President and Chief Operating Officer, and at Ford Motor Company between 1974 and 1986.

Mr Lutz holds a Bachelor degree in Production Management from the University of California-Berkeley in 1961 and a Master’s degree in Marketing from the University of California-Berkeley in 1962.

Mr Lutz brings to the MergeCo Board significant board and executive experience in the automotive industry.

Matti Masanovich.

Mr Masanovich has served as Senior Vice President and Chief Financial Officer of Catalent since July 2023. Prior to joining Catalent, Mr Masanovich served as Executive Vice President and Chief Financial Officer of Tenneco Automotive from August 2020 until November 2022.

Prior to joining Tenneco Automotive, Mr Masanovich was Chief Financial Officer of Superior Industries International, Inc. between September 2018 and August 2020. Previously, he was with General Cable Corporation, serving from November 2016 to July 2018 as Senior Vice President and Chief Financial Officer. Prior to that, Mr. Masanovich served in various senior finance and accounting roles at Tier 1 automotive suppliers such as International Automotive Components, and Aptiv (formerly Delphi).

Mr Masanovich holds a Bachelor of Commerce and Masters of Business Administration from the University of Windsor. He was also previously a chartered accountant with the Canadian Institute of Chartered Accountants.

Mr Masanovich brings to the MergeCo Board extensive management and finance and accounting experience.

Jacqueline A. Dedo

Since May 2015, Ms Dedo has served as a co-founder of Aware Mobility LLC, which is focused on the development, investing, partnering and application of both electrified propulsion and connectivity tools, platforms and applications. Prior to May 2015, Ms Dedo served as President of Piston Group and held various positions with Dana Holding Corp, The Timken Company, Motorola, Covisint LLC, Robert Bosch Corporation and Cadillac Motor Car Company.

Ms Dedo serves as a member of the board of directors of Li-Cycle Holdings Corp. (NYSE: LICY) since August 2022 and Workhourse Group Inc. (Nasdaq: WKHS) since May 2020.

Ms Dedo received a Bachelor of Science degree in Electrical Engineering from Kettering University.

Ms Dedo brings to the MergeCo Board over 30 years of global automotive, off highway, industrial and aftermarket experience.

7	Information about MergeCo

(d)	Management team

On the Implementation Date, the Combined Group senior management will be the same management team as the Carbon Revolution management team, which is expected to comprise the following members:

Name	Position
Jake Dingle	Chief Executive Officer, Managing Director
Gerard Buckle	Chief Financial Officer
Ashley Denmead	Chief Technology Officer
David Nock	General Counsel, Company Secretary
Dave French	Vice President Operations
Jesse Kalkman	Vice President Sales and Business Development
Andrew Higginbotham	Operations Director
Sam Casabene	Director of Procurement and Supply

(e)	Employees

There is no current intention to make any changes in respect of Carbon Revolution’s employees as a result of the Transaction.

(f)	Compensation

(1)	Non-executive directors

The Carbon Revolution Board has undertaken market benchmarking to determine appropriate changes to the compensation of directors as a result of the Transaction. Benchmark data was referenced, which considered prevailing US practices and the quantum of compensation payable to directors of comparable US publicly traded companies.

It is anticipated that the MergeCo Board will implement the following changes to the compensation of Non-Executive Directors following Implementation.

Description	Current	Approach following Transaction
Director fees

●   Chair fee: A$180,000

●   NED base fee: A$90,000

●   Audit and Risk Committee Chair fee: additional A$10,000

●   Remuneration and Nomination Committee Chair fee: additional A$10,000

●   Committee Member fee: additional A$5,000 per committee.

●   Chair base fee: US$60,000 cash

●   NED base fee: US$30,000 cash

●   Audit and Risk Committee Chair fee: additional US$20,000 cash

●   Audit and Risk Committee Member fee: additional US$10,000 cash

●   Remuneration and Nomination Committee Chair fee: additional US$15,000 cash

7	Information about MergeCo

Description	Current	Approach following Transaction

All amounts above are inclusive of superannuation contributions.

The maximum amount of fees (including superannuation contributions) that can be paid to Non-Executive Directors is capped by a pool approved by shareholders. The fee pool as approved by shareholders is currently A$800,000 per annum including superannuation.

●   Remuneration and Nomination Committee Member fee: additional US$7,500 cash

●   Annual grant of MergeCo Incentive Securities of US$150,000 of MergeCo RSUs (for the Chair) and US$120,000 of MergeCo RSUs (for the non-executive directors) with the initial grant only being US$250,000 and US$200,000 respectively (as further described in section 7.7)

The cash amounts above are inclusive of superannuation contributions.

The MergeCo Board has the discretion to vary the split between the base cash component and the equity component of the Director fees and also to determine the appropriate share price to be used to determine the number of MergeCo RSUs to be granted to Non-Executive Directors under the NED Equity Plan.

The maximum amount of compensation that a Non-Executive Director can receive (whether as cash compensation or under the 2023 Stock Option and Incentive Plan) is capped at US$750,000 per Non-Executive Director per calendar year (ie the annual aggregate cap for 8 Non-Executive Directors is US$6 million, but this will increase and decrease as directors are added or removed).

7	Information about MergeCo

Description	Current	Approach following Transaction
Minimum shareholding requirements	● Shares equivalent in value to 12 months base fees

●   Shares equivalent in value to US$300,000.

●   Non-Executive Directors must meet this minimum shareholding requirement within five years of Implementation or appointment (as applicable). This can be satisfied by acquiring MergeCo Shares on market or by retaining MergeCo Shares obtained through the annual grant MergeCo Incentive Securities (as further described in section 7.7).

(2)	Jake Dingle, Chief Executive Officer and Managing Director

The Carbon Revolution Board has undertaken benchmarking to determine the appropriateness of the compensation arrangements of the executive team following Implementation of the Transaction.

Based on this benchmarking it is expected that the compensation arrangements of the executive team, including Mr Jake Dingle, will be reviewed by the MergeCo Board following Implementation of the Transaction, and this review may result in increases in base remuneration and changes to STI and LTI arrangements (within the parameters further described in section 7.7). Any decisions to change such compensation arrangements will be made by the MergeCo Board following Implementation, other than the decision in relation to the Retention Plan described in section 7.7.

(g)	Delisting

If the Scheme is implemented, MergeCo will procure that Carbon Revolution applies to the ASX to be removed from the official list of the ASX.

7.7	Employee incentive arrangements

The MergeCo Board is expected to approve the 2023 Share Option and Incentive Plan (MergeCo Incentive Equity Plan). Following Implementation, any equity incentives issued to employees, directors, officers and consultants of MergeCo and the Combined Group will be governed by the MergeCo Incentive Equity Plan. This includes any MergeCo Incentive Securities issued for the purpose of Carbon Revolution’s FY23 STI awards (for further information, see section 12.2(e)).

The MergeCo Incentive Equity Plan is in a form typical for US public companies. A summary of the key terms of the MergeCo Incentive Equity Plan is set out below. The MergeCo’s Incentive Equity Plan will be posted on MergeCo’s website.

(a)	Eligibility

Employees, directors, officers and consultants may be invited to participate in the MergeCo Incentive Equity Plan.

(b)	Term

The MergeCo Incentive Equity Plan will have a term of 10 years measured from the date immediately prior to Implementation, unless it is terminated earlier by the MergeCo Board.

7	Information about MergeCo

(c)	Administration

The MergeCo Incentive Equity Plan will be administered by the Remuneration and Nomination Committee of the MergeCo Board. The Remuneration and Nomination Committee will have full power to, among other things: (i) select from among the individuals eligible for awards, the individuals to whom awards will be granted; (ii) to make any combination of awards to participants; and (iii) to determine the specific terms and conditions of each award, subject to the provisions of the MergeCo Incentive Equity Plan.

(d)	Share reserve and certain award programs

Subject to the annual adjustment mechanism described below, the maximum number of MergeCo Incentive Securities that may be delivered under the MergeCo Incentive Equity Plan must not be greater than the aggregate of:

‒	5% of the aggregate number of MergeCo Shares on issue at Implementation (including MergeCo Shares that may be issued in any additional equity funding occurring by way of issue of MergeCo Shares that completes on or prior to Implementation as well as any MergeCo Shares that may subsequently be issued on exercise of SEF Warrants) (which will be used to make the awards under the Retention Plan detailed below); and

‒	8% of the aggregate number of MergeCo Shares on issue at Implementation (including MergeCo Shares that may be issued in any additional equity funding occurring by way of issue of MergeCo Shares that completes on or prior to Implementation as well as any MergeCo Shares that may subsequently be issued on exercise of SEF Warrants) (which will be reserved for all other incentive plans including future LTI plans, STIs awarded in equity (including awards made for the purpose of Carbon Revolution’s FY23 STI – see section 12.2(e)), NED Equity Plan, tax exempt employee share plan, any sign-on arrangements awarded in equity for future executives and any other employee equity plan approved by the MergeCo Board).

The maximum number of MergeCo Incentive Securities that may be delivered under the MergeCo Incentive Equity Plan may be increased on the first day of each calendar year of MergeCo commencing on 1 January 2024 for the remaining term of the MergeCo Incentive Equity Plan by such number of securities determined by the MergeCo Board on or prior to the date of any increase, provided that the annual increase will not exceed 5% of the total MergeCo Shares on issue on the last day of the immediately preceding calendar year.

Any MergeCo Incentive Securities granted under the MergeCo Incentive Equity Plan that are forfeited, cancelled, held back upon exercise of a stock option or settlement of an award to cover the exercise price or withholding tax, reacquired by MergeCo prior to vesting, satisfied in cash or other property without the issuance of MergeCo Incentive Securities or otherwise terminated (other than by exercise) are added back to the number of MergeCo Incentive Securities available for issuance under the MergeCo Incentive Equity Plan. However, the on-market repurchase by MergeCo of MergeCo Shares originally issued under the MergeCo Incentive Equity Plan will not increase the number of MergeCo Incentive Securities available for issuance under the MergeCo Incentive Equity Plan.

7	Information about MergeCo

The Remuneration and Nomination Committee of the MergeCo Board is expected to make certain awards of MergeCo Equity Incentives under the MergeCo Incentive Equity Plan as further described below. In particular, Carbon Revolution Shareholders should have regard to the proposed awards to Mr Jake Dingle and the Non-Executive Directors of the Carbon Revolution Board as set out below when considering their recommendation on the Scheme. The Carbon Revolution Board considers that, notwithstanding these arrangements, it is appropriate for the Carbon Revolution Board members to each make a recommendation on the Scheme, given Carbon Revolution Shareholders would wish to know each of their views in relation to the Scheme. If the Transaction does not proceed, these awards will not be made.

Description
Retention Plan

A one-off retention award to support the retention of key executives, granted under the MergeCo Incentive Equity Plan (Retention Plan). The purpose of the award is to incentivise senior executives to remain with Carbon Revolution, to recognise their contribution to the Transaction and to replace the Carbon Revolution FY23 LTI that was not awarded.

Senior executives including Mr Jake Dingle will participate in the Retention Plan with their allocations approved by the Remuneration and Nomination Committee. Mr Jake Dingle will be granted a number of MergeCo RSUs under the Retention Plan Pool which represent 30% of the Retention Plan Pool. This will amount to up to 449,318 MergeCo RSUs (representing the same number of MergeCo Shares should all MergeCo RSUs vest) depending on the redemptions of SPAC Class A SPAC Shares.

MergeCo RSUs will be the only form of equity issued under the Retention Plan. Each RSU will be issued for nil consideration and on vesting may be exercised by the employee and convert into one MergeCo Share.

Providing the service condition is met, MergeCo RSUs will vest over three years with 30% vesting three months after Implementation, 30% on the first anniversary of Implementation, 20% on the second anniversary of Implementation and the final 20% on the third anniversary of Implementation.

Awards made under the retention plan can only be made after registration of MergeCo’s Incentive Equity Plan with the SEC. Awards are expected to be made in or around December 2023.

Short-term Incentive Plan

An annual incentive plan designed to drive and reward the achievement of challenging annual growth and performance targets.

Awards may be made to eligible MergeCo Incentive Equity Plan participants in equity or cash, in ordinary course following Implementation as determined by the Remuneration and Nomination Committee.

Awards may be made for the purposes of Carbon Revolution’s FY23 STI. For further information see section 12.2(e). under the FY23 STI, Mr Jake Dingle will be granted an award of A$157,590 which may be payable wholly in MergeCo Incentive Securities if so determined by the MergeCo Board.

LTI Plan

The long-term incentive plan is designed to drive and reward delivery of strategic objectives and long-term shareholder value.

Senior executives and other key personnel selected by the Remuneration and Nomination Committee, which may include Mr Jake Dingle, will participate in the LTI Plan. The grants made to Mr Jake Dingle and each senior executive will be determined by the Remuneration and Nomination Committee in the ordinary course following Implementation.

7	Information about MergeCo

Description

It is expected that the CY24 awards under the LTI Plan will have a three-year performance period and will be equally weighted between MergeCo RSUs and performance shares. It is expected that MergeCo RSUs will vest in equal proportions annually over three years, providing the service condition has been met. Performance shares will only vest should both the performance condition and the service condition be met. The performance condition will be determined by the Remuneration and Nomination Committee.

Awards under the LTI Plan can only be made after registration of the MergeCo Incentive Equity Plan with the SEC. CY24 grants are expected to occur in or around February 2024.

NED Equity Plan

The Carbon Revolution Board has undertaken market benchmarking of Non-Executive Director (NED) compensation in the US, to determine the fees and equity needed to attract and retain US based directors.

The MergeCo Board will employ a US market-based approach to NED compensation which is expected to result in both a cash retainer (as further described in section 7.6) and an annual grant of MergeCo equity. To attract and retain NEDs to the MergeCo Board, whilst providing a consistent schedule of NED compensation:

●   for the initial equity grant only (in respect of the 12 months from Implementation), Mr James Douglas as Chair of MergeCo will be awarded US$250,000 of MergeCo RSUs and the other NEDs will be awarded $200,000 of MergeCo RSUs, which will vest three months from the Implementation Date; and

●   for each subsequent annual grant, the Chair of MergeCo will be awarded US$150,000 of MergeCo RSUs and the other NEDs will be awarded US$120,000, which vest in four equal tranches at the end of each quarter in the 12 months from the grant date, subject to the service condition being met.

The MergeCo Board has the discretion to determine the split between the cash component and the equity component of the Director fees (discussed further in section 7.6(f)) and also to determine the appropriate share price to be used to determine the number of RSUs to be granted to Non-Executive Directors as described above.

Awards of equity to NEDs can only be made after registration of MergeCo’s Incentive Equity Plan with the SEC. Initial grants are expected to occur in or around December 2023 with each subsequent annual grant occurring as soon as practicable after the relevant anniversary of Implementation.

Tax Exempt Employee Share Plan	Eligible employees may be invited to receive a grant of up to A$1,000 in MergeCo Shares per annum on a tax-exempt basis under Australian legislation.

(e)	Award forms

The MergeCo Incentive Equity Plan authorises the award of share options, share appreciation rights, MergeCo Shares, restricted MergeCo Shares, RSUs and other cash and share based awards.

7	Information about MergeCo

(f)	Share options

The Remuneration and Nomination Committee may grant options to acquire MergeCo Shares under the MergeCo Incentive Equity Plan. The maximum term of options granted under the MergeCo Incentive Equity Plan is generally 10 years, or, in the case of an option intended to qualify as an “incentive stock option” under the US Internal Revenue Code that is granted to a ten percent shareholder, five years. The exercise price of each option will be determined by the Remuneration and Nomination Committee but generally may not be less than 100% of the fair market value of the MergeCo Shares on the date of grant or, in the case of an option intended to qualify as an “incentive stock option” under the US Internal Revenue Code that is granted to a ten percent shareholder, 110% of the fair market value of MergeCo Shares, provided, that the exercise price may be less than 100% of the fair market value of MergeCo Shares to the extent such options are granted to individuals who are not subject to US income tax. The Remuneration and Nomination Committee will determine at what time or times each option may be exercised, including the ability to accelerate the vesting of such options.

(g)	Share appreciation rights

The Remuneration and Nomination Committee may grant share appreciation rights under the MergeCo Incentive Equity Plan. Share appreciation rights entitle the recipient to MergeCo Shares, or cash, equal to the value of the appreciation in our share price over the exercise price. Except in the case of awards made to individuals who are not subject to US income taxation, the exercise price generally may not be less than 100% of the fair market value of MergeCo Shares on the date of grant. The maximum term of share appreciation right granted under the MergeCo Incentive Equity Plan is 10 years. The Remuneration and Nomination Committee will determine at what time or times each share appreciation right may be exercised.

(h)	MergeCo Shares and RSUs

The Remuneration and Nomination Committee may grant restricted MergeCo Shares and RSUs under the MergeCo Incentive Equity Plan, subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and continued employment with the Combined Group through a specified vesting period.

The Remuneration and Nomination Committee may also grant MergeCo Shares that are free from any restrictions under the MergeCo Incentive Equity Plan. Unrestricted shares may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

(i)	Other cash-based awards

The Remuneration and Nomination Committee may grant cash-based awards under the MergeCo Incentive Equity Plan, subject to the achievement of certain performance goals.

(j)	Other share-based awards

The Remuneration and Nomination Committee may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of MergeCo Shares.

7	Information about MergeCo

(k)	Adjustments in connection with corporate transactions

The MergeCo Incentive Equity Plan requires the Remuneration and Nomination Committee to make appropriate adjustments to the number of MergeCo Shares that are subject to the MergeCo Incentive Equity Plan, to certain limits in the MergeCo Incentive Equity Plan, and to the number of MergeCo Shares and exercise price of any outstanding awards to reflect share dividends, share splits, extraordinary cash dividends and similar events.

The MergeCo Incentive Equity Plan provides that upon the effectiveness of a “sale event,” as defined in the MergeCo Incentive Equity Plan, an acquirer or successor entity may assume, continue or substitute for the outstanding awards under the MergeCo Incentive Equity Plan. To the extent that awards granted under the MergeCo Incentive Equity Plan are not assumed or continued or substituted by the successor entity, all awards granted under the MergeCo Incentive Equity Plan shall terminate and in such case except as may be otherwise provided in the relevant award agreement, all share options and share appreciation rights with time-based vesting conditions or restrictions that are not vested and/or exercisable immediately prior to the effective time of the sale event shall become fully vested and exercisable as of the effective time of the sale event, all other awards with time-based vesting conditions or restrictions shall become fully vested and nonforfeitable as of the effective time of the sale event, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with a sale event in the Remuneration and Nomination Committee’s discretion or to the extent specified in the relevant award agreement.

In the event of such termination, individuals holding options and share appreciation rights may, for each such award, either:

‒	receive a payment in cash or in kind for each share subject to such award that is exercisable in an amount equal to the per share cash consideration payable to shareholders in the sale event less the applicable per share exercise price (provided that, in the case of an option or share appreciation right with an exercise price equal to or greater than the per share cash consideration payable to shareholders in the sale event, such option or share appreciation right shall be cancelled for no consideration); or

‒	be permitted to exercise such options and share appreciation rights (to the extent exercisable) within a specified period of time prior to the sale event.

The Remuneration and Nomination Committee shall also have the option (in its sole discretion) to make or provide for a payment, in cash or in kind, to the grantees holding other awards in an amount equal to the per share cash consideration payable to shareholders in the sale event multiplied by the number of vested shares under such awards.

(l)	Other provisions

The Remuneration and Nomination Committee may amend or discontinue the MergeCo Incentive Equity Plan and the Remuneration and Nomination Committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may materially and adversely affect rights under an award without the holder’s consent. Certain amendments to the MergeCo Incentive Equity Plan will require the approval of MergeCo’s shareholders.

7	Information about MergeCo

The MergeCo Incentive Equity Plan generally does not allow for the transfer or assignment of awards, other than by will or by the laws of descent and distribution or pursuant to a domestic relations order.

(m)	Compensation Clawback Policy

The MergeCo Board will adopt a separate Compensation Clawback Policy which will comply with the NYSE American’s final listing rules. The policy will address the circumstances and procedures under which MergeCo may recover awarded incentive-based compensation received by current or former executive officers on or after 2 October 2023 (or such later date required by the NYSE American’s final listing rules) based on any misstated financial reporting measure if MergeCo is required to prepare and restate its financial accounts.

Such policy will generally provide for recovery of the amount of pre-tax incentive-based compensation received during the three-year period preceding the date MergeCo is required to prepare the restated financial accounts that exceeds the amount that would have been received based on the restated financial accounts, subject to very limited exceptions (eg circumstances in which recovery would be unlawful or impracticable).

For incentive-based compensation based on stock price or total shareholder return, the amount of compensation to be recovered will be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the incentive-based compensation was received.

7.8	Corporate governance

(a)	Overview

MergeCo is incorporated under the laws of Ireland and will be listed on NYSE American. As such, MergeCo’s activities are not primarily regulated by the Corporations Act or by ASIC, but are instead regulated by the laws of Ireland, the US and by the NYSE American listing rules. From the Implementation Date, the MergeCo Board will adopt corporate governance arrangements that reflect NYSE American listing standards and SEC requirements, as well as any applicable Irish or US legal requirements.

This section 7.8 explains provides an overview of the key corporate governance systems, policies and practices that will be adopted by the MergeCo Board. The corporate governance documents referred to in this section 7.8 will be available via Carbon Revolution’s website.

(b)	Composition of the MergeCo Board

The MergeCo Board will adopt Corporate Governance Guidelines that set out guiding principles by which the affairs of MergeCo will be governed, including director qualification standards, director responsibilities, director access to management (and, as necessary and appropriate, independent advisers), director compensation, director orientation and continuing education, management succession and annual performance evaluation of the MergeCo Board.

The MergeCo Board is expected to determine that Mark Bernhard, Lucia Cade, James Douglas, Dale McKee, Burt Jordan, Robert Lutz, Matti Masanovic and Jacqui Dedo will qualify as ‘independent directors’, as defined under the rules of NYSE American, and the MergeCo Board will consist of a majority of ‘independent directors’, as defined under the rules of the SEC and relating to director independence requirements.

7	Information about MergeCo

(c)	Role of MergeCo Board

The MergeCo Board will be responsible for the corporate governance of the Combined Group and for overseeing, on behalf of shareholders, the conduct of the Combined Group’s business, to provide advice and counsel to the management team, to protect MergeCo’s best interest and to foster long term value for shareholders.

In carrying out their responsibilities, the MergeCo Board will exercise their business judgment and act in ways they reasonably believe will be in the best interests of MergeCo and its shareholders.

The MergeCo Board’s responsibilities will include:

‒	monitoring and assessing strategic risk exposure, enterprise risk, governance risks and financial risks, and compliance with laws and regulations;

‒	contributing to and approving management development of corporate strategy, including defining MergeCo’s purpose, setting strategic objectives and approving operating budgets;

‒	monitoring systems of risk management, internal control and legal compliance;

‒	monitoring corporate performance and management’s implementation of MergeCo’s strategy and policy and promotion of MergeCo’s values;

‒	approving MergeCo’s values and Code of Conduct and monitoring corporate culture and setting the tone from the top;

‒	approving and reviewing MergeCo’s governance policies;

‒	approving major capital expenditure, acquisitions and divestitures;

‒	overseeing capital management, including approving dividend payments;

‒	satisfying itself that MergeCo’s remuneration framework is aligned with MergeCo’s purpose, values, strategic objectives and risk appetite;

‒	monitoring and reviewing management processes aimed at ensuring the integrity of financial and other reporting; and

‒	approving financial reports, profit forecasts and other filings required by the SEC and at law.

The MergeCo Board will establish the following committees to assist it in carrying out its responsibilities:

‒	Audit and Risk Committee; and

‒	Remuneration and Nomination Committee.

(d)	Delegation to management

The day-to-day business of the Combined Group will be delegated to management and will be conducted by management under the direction of the Chief Executive Officer.

7	Information about MergeCo

(e)	Audit and Risk Committee

The Audit and Risk Committee will be governed by the Audit and Risk Committee Charter that complies with applicable rules of NYSE American. Key responsibilities of the Audit and Risk Committee include:

●	overseeing MergeCo’s accounting and financial reporting processes on behalf of the MergeCo Board;

●	engaging MergeCo’s independent auditor and overseeing audits of the financial statements of MergeCo of behalf of the MergeCo Board;

●	addressing the receipt, treatment and retention of complaints received by MergeCo regarding:

‒	accounting, internal accounting controls or auditing matters, including the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; or

‒	potential violations of the federal securities laws, including any rules and regulations thereunder, the US Foreign Corrupt Practices Act (FCPA) or other applicable laws;

●	on behalf of the MergeCo Board, monitoring and assessing strategic risk exposure, enterprise risk, governance risks, and financial risks, and compliance with laws and regulations;

●	oversee and advise the MergeCo Board on high-level risk related matters, including risk appetite and tolerance in determining strategy, as well as management of key financial and non-financial risks, including new and emerging risks;

●	review the procedures the MergeCo has in place to ensure compliance with laws and regulations (particularly those which have a major potential impact on the MergeCo); and

●	review and assess the independence of the external auditor.

Under the NYSE American listing standards and applicable SEC rules, all the directors on the Audit and Risk Committee must be independent.

(f)	Remuneration and Nomination Committee

The Remuneration and Nomination Committee will be governed by Remuneration and Nomination Committee Charter. The main responsibilities of the Remuneration and Nomination Committee include:

‒	determining, or recommending to the MergeCo Board for determination, the remuneration of directors, the Chief Executive Officer and all other executive officers of the Combined Group;

‒	identifying and selecting or recommending director nominees;

‒	developing, and recommending corporate governance principles, and overseeing the evaluation of the MergeCo Board and management;

‒	administer the MergeCo Incentive Equity Plan; and

‒	review and make recommendations on overall HR strategy, general employment and HR policies and practices; review and make recommendations to the MergeCo Board regarding diversity and inclusion; review succession plans for the CEO and other executive officers.

(g)	Code of Conduct

The MergeCo Board will adopt a Code of Conduct that complies with the corporate governance requirements of NYSE American and the SEC, which will apply to directors, officers and employees of the Combined Group. The Code of Conduct will aid directors, officers and employees in the ethical and legal decision-making process relevant to the Combined Group’s business and guide the performance of their day-to-day duties.

7	Information about MergeCo

Waiver of the terms of the Code of Conduct for directors or executive officers will require the approval by the MergeCo Board and will be publicly disclosed (eg foreign private issuers can disclose such waivers either by distributing a press release or including disclosure in a Form 6-K or in the next Forms 20-F or 40-F or disclosing the waiver on entity’s website).

(h)	Insider Trading Policy

The MergeCo Board will adopt an Insider Trading Policy which contains procedures that are designed to prevent directors and employees from misusing material non-public information, engaging in insider trading in securities and violating insider trading laws. The Insider Trading Policy applies to the MergeCo Board and employees of the Combined Group including anyone employed by or acting as a director of any of the subsidiaries of MergeCo following Implementation, as well as any other individuals whom the compliance officer may designate as ‘insiders’ because they have access to material non-public information about MergeCo.

(i)	Disclosure Committee Guidelines

MergeCo is committed to observing its disclosure obligations under US and Irish law and NYSE American listing standards.

To assist MergeCo comply with these requirements, the MergeCo Board will adopt Disclosure Committee Guidelines which will set out procedures for evaluating information to determine whether such information should be disclosed to securityholders and the investment community and to ensure that all such disclosures are accurate and complete.

(j)	Securityholder Communications Policy

The MergeCo Board will adopt a Securityholder Communications Policy which outlines a mechanism for securityholders to communicate with the MergeCo Board and with individual directors of the MergeCo Board. Under the policy, securityholder communications directed to the MergeCo Board will be sent to the attention of the General Counsel and securityholder communications directed to an individual director are sent to that director.

(k)	Related Person Transaction Policy

The MergeCo Board will adopt a Related Person Transaction Policy which outlines the Audit and Risk Committee’s review of related person transactions. It will set out the Audit and Risk Committee’s mechanism and review of material facts prior to MergeCo entering into such a transaction if the amount involved exceeds US$120,000 or the transaction is otherwise material to MergeCo or the related person.

(l)	Pre-approval of Audit and Non-Audit Services

The MergeCo Board will adopt an Auditor Services Pre-Approval Policy. Under this policy, MergeCo would be prohibited from engaging its independent auditor to render any audit or permissible non-audit service unless the service has been specifically approved in advance by MergeCo’s Audit and Risk Committee or the service is included in a category of services that has been generally pre-approved by the Audit and Risk Committee.

(m)	Audit and Risk Committee Complaint Procedures

The MergeCo Board will adopt Audit and Risk Committee Complaint Procedures which outline the procedures established with respect to the receipt, treatment and retention of complaints received by MergeCo regarding accounting, internal accounting controls or auditing matters, including the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters or potential violations of the US securities laws, including any rules and regulations thereunder, the FCPA or other applicable laws.

7	Information about MergeCo

(n)	Foreign Corrupt Practices Act and Anti-Corruption Policy

The MergeCo Board will adopt an Anti-Corruption Policy. MergeCo and its subsidiaries must comply with all applicable Irish, Australian, US and other foreign laws, including the US Foreign Corrupt Practices Act of 1977 and similar anti-corruption laws of other nations. Under the policy, individuals and corporate entities associated with MergeCo, which act for or on behalf of MergeCo, or who perform functions in relation to or on behalf of the MergeCo, will be expected to comply with MergeCo’s policies managing bribery and corruption risk.

(o)	Stock Ownership Guidelines

The MergeCo Board will adopt an Executive Officer and non-employee Director Stock Ownership Policy relating to equity ownership in the MergeCo. MergeCo believes that its non-executive directors and senior executive officers should have a meaningful and direct ownership stake that will align their interests with those of the MergeCo’s stockholders and such policy will promote a long-term perspective in managing the MergeCo (see section 7.6(f)(1) for details on minimum shareholding requirements).

(p)	Diversity and Inclusion Policy

The MergeCo Board will adopt a Diversity and Inclusion Policy in order to address representation of women in senior management positions and on the MergeCo Board, and to continue to actively facilitate a more diverse and representative management structure and workforce.

7.9	MergeCo’s interests in Carbon Revolution Shares

(a)	Interests in Carbon Revolution Shares

MergeCo itself has no interest in Carbon Revolution Shares. However both Jake Dingle and Gerard Buckle are associates of MergeCo due to Jake Dingle being a director of MergeCo and Gerard Buckle being the sole shareholder of MergeCo (each at the Last Practicable Date). The reason for this is that MergeCo was deshelved on the instructions of Carbon Revolution to act as a vehicle to give effect to the merger between the SPAC and Carbon Revolution, and Jake Dingle and Gerard Buckle became director and shareholder (respectively) due to their roles as officers of Carbon Revolution. On completion of the Transaction, the MergeCo Shares held by Gerard Buckle will either: (i) be converted into deferred shares which will not carry any right to vote or receive dividends; or (ii) will be surrendered to MergeCo. As such, they will not have any impact with effect from Implementation and are merely an interim measure to satisfy the capitalisation requirements for Irish public companies.

As at the Last Practicable Date, Jake Dingle has a Relevant Interest and voting power in 4,170,862 Carbon Revolution Shares.

As at the Last Practicable Date, Gerard Buckle has a Relevant Interest and voting power in 489,554 Carbon Revolution Shares.

7	Information about MergeCo

As such, at the Last Practicable Date, MergeCo (through its associates) had a relevant interest in 4,660,416 Carbon Revolution Shares, amounting to 2.20% of the voting power in Carbon Revolution.

(b)	No dealings in Carbon Revolution Shares in previous four months

None of MergeCo nor any of its associates has provided, or agreed to provide, consideration for Carbon Revolution Shares under any purchase or agreement during the four months before the date of this Scheme Booklet, other than the dealings contemplated by the Scheme Implementation Deed.

(c)	No inducing benefits given during previous four months

During the period of four months before the date of this Scheme Booklet, none of MergeCo nor any of its associates gave, or offered to give, or agreed to give a benefit to another person which was likely to induce the other person, or an associate of the other person, to:

(1)	vote in favour of the Scheme; or

(2)	dispose of Carbon Revolution Shares,

where the benefit was not offered to all Carbon Revolution Shareholders.

(d)	Benefits to current Carbon Revolution officers

Other than as disclosed in this Scheme Booklet, none of MergeCo nor any of its associates will be making any payment or giving any benefit to any current director, secretary or executive officer of Carbon Revolution or any of its related bodies corporate as compensation or consideration for, or otherwise in connection with, their resignation from their respective offices if the Scheme is implemented.

7.10	Pro forma financial information

(a)	Introduction

MergeCo is providing the unaudited pro forma condensed combined financial information outlined in Annexure 5 to aid you in your analysis of the financial aspects of the Transaction.

The unaudited pro forma condensed combined financial information presents the combination of certain historical financial information of Carbon Revolution and the SPAC, adjusted to give effect to the Transaction. MergeCo, as a shell company, has no assets and liabilities and will have no operations until the completion of this Transaction. Therefore, its historical results of operations are not shown in a separate column in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information comprises:

‒	the unaudited pro forma condensed combined statement of financial position as of 30 June 2023 assuming the Transaction had been completed on 30 June 2023; and

‒	the unaudited condensed combined statement of operations for the year ended 30 June 2023 assuming the Transaction was completed as of 1 July 2022.

7	Information about MergeCo

The unaudited pro forma condensed combined financial information gives effect to the following:

‒	the exchange of shares between MergeCo, Carbon Revolution and the SPAC as a result of the Transaction and associated transaction costs; and

the issuance of shares as a commitment fee as consideration for the CEF (as outlined in section 8.2) upon completion of the Transaction.

(together the Pro Forma Transactions).

The CEF entered into by MergeCo allows MergeCo to issue MergeCo Shares in the future at its discretion (subject to the terms of the CEF). Such issuances are not reflected in the unaudited pro forma condensed combined financial information because the consummation of the Transaction is not conditioned on future issuances under the CEF. Pursuant to the terms of the CEF, MergeCo is not required to issue a minimum number of MergeCo Shares. The obligations of Yorkville to purchase MergeCo Shares pursuant to the CEF are also subject to certain conditions, which MergeCo may be unable to satisfy. Issuances of MergeCo Shares under the CEF may, however, have a material impact on MergeCo’s financial position in future periods if MergeCo issues additional MergeCo Shares under the CEF following Implementation. MergeCo’s financial position and results of operations may also be impacted if it issues additional MergeCo Shares or incurs additional indebtedness in connection with any other financing transaction that it may enter into or consummate prior to or concurrently with the Transaction.

The unaudited pro forma condensed combined financial information has only been presented for illustrative purposes. The financial results may have been different had Carbon Revolution and the SPAC actually been combined for the year presented. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had Carbon Revolution and the SPAC been combined or the future results that the Combined Group will experience after completion of the Transaction. Furthermore, the unaudited pro forma condensed combined financial information may not be useful in predicting the future financial condition and results of operations of the Combined Group after giving effect to the Transaction. The actual financial position and results of operations of the Combined Group may differ significantly from the pro forma amounts reflected in Annexure 5 due to a variety of factors.

The pro forma adjustments reflected in the unaudited pro forma condensed combined financial information are based on information currently available, assumptions, and estimates underlying the pro forma adjustments and are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information was derived from, and should be read in conjunction with:

‒	Carbon Revolution’s unaudited financial statements for the year ended 30 June 2023 (see section 5.5 for further information); and

‒	the SPAC’s audited financial statements as of and for the year ended 31 December 2022, the unaudited interim financial statements as of 30 September 2022 and 31 March 2023 and the unaudited interim financial statements as of 30 September 2022, 31 December 2022 (audited) and 31 March 2023 and for the three months ended 30 September 2022, 31 December 2022 (audited) and 31 March 2023. The income statement of the SPAC for the year ended 30 June 2022 and the nine months ended 31 March 2023 for pro forma purposes has been arithmetically derived from these financial statements – refer also to note 2 to the unaudited pro forma condensed combined financial information.

7	Information about MergeCo

The SPAC’s financial statements can be accessed by reading the Registration Statement, when available, free of charge at the SEC’s website at www.sec.gov.

(b)	Accounting for the Transaction

The Transaction will be accounted for as a capital reorganisation. Under this method of accounting, MergeCo will be treated as the acquired company for financial reporting purposes. Accordingly, the Transaction will be treated as the equivalent of Carbon Revolution issuing shares at Implementation for the net assets of MergeCo (including the net assets of the SPAC) as of the Implementation Date, accompanied by a recapitalisation as Carbon Revolution will not be the legal acquirer. The net assets of MergeCo will be stated at historical cost, with no goodwill or other intangible assets recorded in accordance with IFRS. This is expected to be consistent with carrying value. Carbon Revolution will, consequently, be deemed the accounting predecessor meaning that Carbon Revolution’s consolidated assets, liabilities and results of operations will become the historical financial statements of MergeCo.

Carbon Revolution has determined that it will be the accounting acquirer (notwithstanding it is legally acquired by MergeCo) based on evaluation of the following facts and circumstances:

‒	Carbon Revolution’s Shareholders will have the largest voting interest in MergeCo under all of the redemption scenarios (as described below). Further, even in the instance of No Redemptions (as described below), the SPAC Shareholders would not have a substantial majority of the voting interests, being approximately 37%;

‒	Carbon Revolution’s senior management will continue in their respective roles in MergeCo following Implementation of the Transaction (as outlined in section 7.6);

‒	Carbon Revolution is the larger entity in terms of historical operating activity and employee base; and

‒	MergeCo will continue to operate under the Carbon Revolution trade name and MergeCo’s headquarters will be based in Australia with its corporate head office in Geelong, consistent with the current location of Carbon Revolution’s head office.

Other factors were considered, including the purpose and intent of the Transaction, noting that the preponderance of evidence as described above is indicative that Carbon Revolution is the accounting acquirer in the Transaction.

The Transaction, which is not within the scope of IFRS 3, since the SPAC does not meet the definition of a business in accordance with IFRS 3, is accounted for within the scope of IFRS 2.

The fair value of MergeCo Shares is derived from a recent observable trading price for the underlying Carbon Revolution Shares prior to the date of this Scheme Booklet, not the USD$10.00 value per share articulated in the Scheme Implementation Deed or Business Combination Agreement. As of 4 August 2023, that share price was A$0.19.

No gain or loss is recognised in profit and loss where the value of the net assets of the SPAC acquired exceeds the fair value of MergeCo Shares issued to the SPAC Shareholders. Any difference is recognised in equity. In certain scenarios as described below, the excess of fair value of MergeCo Shares issued to the holders of Class A SPAC Shares over the fair value of the SPAC’s identifiable net assets is expensed as incurred as required by IFRS 2.

7	Information about MergeCo

(c)	Pro Forma Presentation

The unaudited pro forma condensed combined financial information set out in Annexure 5 has been prepared using the assumptions below with respect to the potential redemption of further Class A SPAC Shares (beyond the 70.6% Class A SPAC Shares redeemed in connection with the Extension Approval):

‒	Assuming No Further Redemptions (ie the 70.6% aggregate redemption following the Extension Approval): This scenario assumes that no further Class A SPAC Shares are redeemed by Class A SPAC Shareholders in connection with the Business Combination.

‒	Assuming 80% Aggregate Redemptions: This scenario assumes that a further 2,004,882 Class A SPAC Shares are redeemed by Class A SPAC Shareholders in connection with the Business Combination.

‒	Assuming 90% Aggregate Redemptions: This scenario assumes that a further 4,135,764 Class A SPAC Shares are redeemed by Class A SPAC Shareholders in connection with the Business Combination.

‒	Assuming 100% Aggregate Redemptions: This scenario assumes that all remaining 6,266,645 Class A SPAC Shares on issue are redeemed by Class A SPAC Shareholders in connection with the Business Combination.

(d)	These scenarios are for illustrative purposes only, as the actual amount of redemptions by the Class A SPAC Shareholders is not yet known.

All scenarios include a pro forma adjustment for the redemption of the 70.6% of Class A SPAC Shareholders who exercised their redemption rights in connection with the Extension Approval. The actual financial position and results of operations of MergeCo may differ significantly from the pro forma amounts presented in Annexure 5.

7.11	Financial Outlook

Given MergeCo will be the holding company of the Combined Group if Implementation occurs, its financial outlook will be as set out in sections 5.7 and 5.8.

7.12	Holding and trading MergeCo Shares

(a)	General

The Depository Trust Company (DTC) operates the clearing and settlement system (DTC Settlement System) which facilitates the settlement of trades in shares of companies listed on US securities exchanges (including companies listed on NYSE American, which will be the case with MergeCo). This is similar to the Clearing House Electronic Subregister System (CHESS) operated in Australia by ASX Settlement, which is the system through which brokers (who are CHESS participating organisations) can give effect to trading orders of their clients in relation to shares in ASX listed companies.

DTC Participants are brokers or other financial institutions who participate in the DTC Settlement System. Some brokers who are CHESS participants may also be DTC Participants, or may have associations with DTC Participants, through which the broker can facilitate custody and trading services in respect of US exchange listed shares on behalf of their clients. If Scheme Shareholders wish to hold MergeCo Shares through a DTC Participant, either from Implementation or after Implementation, they will need to identify a DTC Participant (essentially a broker who allows trading of US exchange listed shares) and open an account that with DTC Participant. DTC Participants may charge brokerage fees, commissions and other costs. Scheme Shareholders should undertake their own enquiries, with their existing broker or otherwise, to identify a DTC Participant who is suitable for them.

7	Information about MergeCo

Unlike CHESS, where (in most instances) shareholders in ASX listed companies hold legal title to their shares and have their details directly entered into the register of shareholders of the relevant company, in connection with the DTC Settlement System:

‒	all shares which are held through DTC and available for trading on a US exchange are legally registered in the name of Cede & Co., as nominee for DTC; and

‒	DTC creates and issues “book-entry” interests in respect of those shares held by Cede & Co. to a DTC Participant, and each DTC Participant will create further records of the “book-entry” interests held by them for their underlying clients.

Whilst it is possible to hold shares directly in a company listed on a US exchange and not through the DTC Settlement System, this has a number of consequences including:

‒	it may be very difficult to transfer the shares, with US operational processes including a requirement for transfers outside of the DTC Settlement System to be accompanied by a medallion signature guarantee from an authorised bank or broker, and costs are likely to be incurred in obtaining a medallion signature guarantee; and

‒	there may be negative tax and stamp duty consequences associated with holding and transferring the shares.

For further detail, see section 7.12(c).

(b)	Application to MergeCo Shares

In accordance with the arrangements described above, which is customary practice for companies listed on a US securities exchange, including NYSE American:

‒	all MergeCo Shares issued under the Scheme will be initially registered in the name of Cede & Co., as nominee for DTC; and

‒	DTC will issue and credit book-entry interests in respect of those MergeCo Shares to the Exchange Agent Account or relevant nominated DTC Participants.

These arrangements will allow Scheme Shareholders the opportunity to nominate a DTC Participant to hold MergeCo Shares on their behalf from Implementation or make such a nomination within a six-month period after Implementation, without being required to receive shares in registered form outside of the DTC Settlement System by default (for further details on the consequences of holding MergeCo Shares directly, see section 7.12(a)), although this will remain an option for Shareholders should they choose. Furthermore, in respect of MergeCo Shares held through DTC Participants (but not the Exchange Agent Account), these arrangements will enable MergeCo Shares to be easily traded on a US exchange to be settled through the DTC Settlement System.

7	Information about MergeCo

As a result of these customary arrangements with DTC, holders of MergeCo Shares (whether or not they have made a valid DTC Election) generally:

●	will not have the MergeCo Shares registered in their name in MergeCo’s register of members;

●	will not receive physical share certificates for their MergeCo Shares; and

●	will receive a beneficial book-entry interest in the underlying MergeCo Shares, held on their behalf through the Exchange Agent Account or by a DTC Participant, with the corresponding MergeCo Shares registered to Cede & Co.

If a Scheme Shareholder has not made a valid DTC Election prior to 5.00pm on 9 October 2023 or if the Scheme Shareholder has made the DTC Election prior to 5.00pm on 9 October 2023 but their DTC Participant does not take the necessary steps to receive the Scheme Consideration on their behalf through the input of a valid DWAC instruction within four business days of Implementation, the Scheme Consideration will be held on their behalf in an account maintained by the Exchange Agent and they will receive a “letter of transmittal” setting out the number of MergeCo Shares they have received in the Scheme and information on how to transfer those shares to a DTC Participant or a direct holding in registered form.

If a Scheme Shareholder has made a valid DTC Election prior to 5.00pm on 9 October 2023 by nominating a DTC Participant and if their DTC Participant takes the necessary steps to receive the Scheme Consideration on their behalf through the input of a valid DWAC instruction, the Scheme Consideration will be held on their behalf through their DTC Participant and will appear in their account with that DTC Participant. A Shareholder will need to make the DTC Election by opening an account with a DTC Participant, or utilise arrangements their existing broker may have with a DTC Participant, and completing the DTC Election Form nominating that DTC Participant to hold their MergeCo Shares on their behalf. In order for a Scheme Shareholder to trade their MergeCo Shares on and from Implementation, the DTC Participant must input a DWAC instruction for the number of MergeCo Shares that the Shareholder will receive as Scheme Consideration on Implementation. Delays in taking such action by the DTC Participant could result in that Shareholder not being able to trade their MergeCo Shares from Implementation until their DTC Participant completes a valid DWAC instruction. Failure by a DTC Participant to complete the DWAC instruction within four business days of Implementation will result in that Shareholder’s Scheme Consideration being held on their behalf in the Exchange Agent Account (rather than the DTC Participant).

(c)	Holding the Scheme Consideration

As discussed in section 4.5(f), Scheme Shareholders may receive their entitlement to MergeCo Shares under the Scheme through either:

●	the Exchange Agent Account maintained by the Exchange Agent appointed by MergeCo within DTC (which is the default method of receipt at Implementation unless a valid DTC Election is made prior to 5.00pm on 9 October 2023 by the Scheme Shareholder and a valid DWAC instruction is inputted by their DTC Participant to receive the Scheme Consideration on their behalf within four business days of Implementation); or

●	a DTC Participant who is a participant in the DTC Settlement System.

After Implementation, MergeCo Shareholders will also be able to elect to hold their MergeCo Shares directly in registered form (as legal holders of the shares) and have their details entered into MergeCo’s register of members. MergeCo Shareholders who wish to do so should contact the MergeCo Exchange Agent (if they hold their MergeCo Shares through the Exchange Agent Account) or their DTC Participant but should also have regard to the implications of holding directly, set out in section 7.12(a) before doing so.

7	Information about MergeCo

Furthermore, whilst the Exchange Agent Account will be maintained by the Exchange Agent for a minimum of six months, after this point MergeCo may instruct the Exchange Agent to close the Exchange Agent Account and any MergeCo Shareholders who hold their MergeCo Shares through the Exchange Agent Account at that date will have their holding transferred directly to the MergeCo register of members to be issued in registered form by the MergeCo Registry. MergeCo Shareholders should consider the implications of this, as set out below and consider whether they would like to transfer their holding to be held through a DTC Participant before the Exchange Agent Account is closed.

Further information on the different methods of holding MergeCo Shares is set out in the table below.

IT IS STRONGLY RECOMMENDED THAT IF SHAREHOLDERS WISH TO HAVE THE ABILITY TO TRADE MERGECO SHARES AS SOON AS POSSIBLE UPON IMPLEMENTATION AND LISTING ON NYSE AMERICAN, THEY COMPLETE AND SUBMIT THE DTC ELECTION FORM (ENCLOSED) BY 5.00PM ON 9 OCTOBER 2023.

Method of holding	Exchange Agent Account	Through a DTC Participant	Registered holder form (direct holding)
Summary

●    MergeCo Shares held through the Exchange Agent Account maintained by the MergeCo Exchange Agent

●    Default method of holding for Scheme Consideration

●    The Exchange Agent Account may be closed after six months and any MergeCo Shares remaining in it will become held by the relevant MergeCo Shareholder directly in registered holder form

●    Scheme Shareholders should be aware of the consequences of holding MergeCo Shares through the Registry Account (some of which are outlined below) which may not be favourable

● MergeCo Shares held through a DTC Participant nominated by the Scheme Shareholder

●    MergeCo Shares held directly and with the relevant MergeCo Shareholder registered in MergeCo’s register of members as the legal holder of the MergeCo Shares

●    Scheme Shareholders should be aware of the consequences of holding MergeCo Shares directly (some of which are outlined below) which may not be favourable

7	Information about MergeCo

Method of holding	Exchange Agent Account	Through a DTC Participant	Registered holder form (direct holding)
Action required in connection with the Scheme	● If Scheme Shareholders do not take any action or their DTC Participant fails to take the necessary steps to receive the Scheme Consideration within four business days of Implementation, their MergeCo Shares issued as Scheme Consideration will be placed in the Exchange Agent Account	● If a Scheme Shareholder wishes to hold through a DTC Participant from Implementation, they must make a valid DTC Election prior to 5.00pm on 9 October 2023 by nominating a DTC Participant, and they must instruct their DTC Participant to take the necessary steps to receive the Scheme Consideration within four business days of Implementation, including the input of a valid DWAC instruction. Scheme Shareholders should ask their DTC Participant if a fee will be charged in respect of this.

●    It is not possible to elect to hold MergeCo Shares received as Scheme Consideration in registered holder form at Implementation. Please see below for further detail on how to subsequently elect to hold MergeCo Shares in registered holder form.

Legal interest

●    Legal title to the relevant MergeCo Shares will be held by Cede & Co as nominee for DTC

●    MergeCo Shares will be held beneficially by the relevant MergeCo Shareholder through the Exchange Agent Account.

		● Legal title to the relevant MergeCo Shares will be held by Cede & Co as nominee for DTC ● MergeCo Shares will be held beneficially by the relevant MergeCo Shareholder through the DTC Participant.	● The MergeCo Shareholder will be included on MergeCo’s register of members and will hold legal title to the MergeCo Shares
Holding Information

●    Scheme Shareholders will receive a letter of transmittal detailing their holding of MergeCo Shares at the Implementation Date, including information on how to transfer those shares to a DTC Participant or a direct holding in registered form and start to receive the attached rights to dividends and participation at shareholder meetings

		● It will be a matter for the relevant DTC Participant to inform Scheme Shareholders of their holding of MergeCo Shares at Implementation	● MergeCo Shareholders will receive a holding statement detailing their holding of MergeCo Shares at the time they become a registered holder

7	Information about MergeCo

Method of holding	Exchange Agent Account	Through a DTC Participant	Registered holder form (direct holding)
Trading MergeCo Shares	● MergeCo Shareholders cannot trade MergeCo Shares held through the Exchange Agent Account. In order to trade their MergeCo Shares on market, such MergeCo Shareholders will need to transfer those shares to a DTC Participant by completing and returning a letter of transmittal to the Exchange Agent.	● MergeCo Shareholders can trade MergeCo Shares held through a DTC Participant by providing instructions to their nominated DTC Participant (ie in a similar manner to how Carbon Revolution Share can currently be traded)

●    MergeCo Shareholders cannot trade MergeCo Shares held directly in registered holder form on market.

●    MergeCo Shareholders seeking to complete a private transfer rather than trades in the open market may do so in registered form and, in order to do so, will be required to complete and return a physical stock transfer form, complete with medallion signature guarantee and any payment of Irish stamp duty to the MergeCo Transfer Agent (in the US).

General information	MergeCo Shareholders will receive periodic mailings regarding their entitlement to MergeCo Shares being held by the Exchange Agent and how to transfer those shares to a DTC Participant or a direct holding in registered form	● Each MergeCo Shareholder’s DTC Participant will, in accordance with the terms of service they have accepted, receive information and communications directly from MergeCo and be responsible for distributing such information to them.	● MergeCo Shareholders will receive general information regarding their MergeCo Shares directly to their nominated postal or email address, as notified to the MergeCo Registry.
Shareholder Voting and proxies	● MergeCo Shareholders holding MergeCo Shares through the Exchange Agent Account will not receive any voting or proxy information and will not be able to appear and vote at meetings of members of MergeCo until such time a completed letter of transmittal is returned to the Exchange Agent by the entitled MergeCo Shareholder to either transfer those shares to a DTC Participant or a direct holding in registered form

●    Cede & Co., as the registered holder of MergeCo Shares, will enable MergeCo Shareholders to exercise the right to vote in respect of their MergeCo Shares by issuing an omnibus proxy.

●    DTC Participants will, subject to the terms of their services, seek voting instructions from the beneficial holders of MergeCo Shares as to how to exercise their rights with respect to the omnibus proxy.

● MergeCo Shareholders will receive voting and proxy information regarding their MergeCo Shares directly to their nominated postal or email address, as notified to the MergeCo Registry.

7	Information about MergeCo

Method of holding	Exchange Agent Account	Through a DTC Participant	Registered holder form (direct holding)
Dividends

●    Any dividends payable in respect of MergeCo Shares held in the Exchange Agent Account will be retained by the Exchange Agent in the Exchange Agent Account until such time a completed letter of transmittal is returned to the Exchange Agent by the entitled MergeCo Shareholder. Following the return by the entitled MergeCo Shareholder of a completed letter of transmittal to the Exchange Agent to transfer those shares to a DTC Participant or a direct holding in registered form, any accrued dividend entitlements (without interest) shall be made available to the MergeCo Shareholder.

●    Any dividends payable in respect of MergeCo Shares MergeCo will be paid to DTC for forwarding to the relevant DTC Participant, and it will be the DTC Participant’s responsibility to pass on the payment to the MergeCo Shareholder.

●    Any dividends payable in respect of MergeCo Shares held in registered holder form will be paid directly to the MergeCo Shareholder in accordance with the payment instructions notified to the MergeCo Registry.

●    Where no specific payment instructions have been received (including currency election), payments shall be issued via the MergeCo Registry by cheque in US dollars.

Other corporation actions

MergeCo Shareholders holding MergeCo Shares through the Exchange Agent Account will not receive any information relating to or be permitted to participate in corporate actions.

Following the return by the entitled MergeCo Shareholder of a completed letter of transmittal to the Exchange Agent to transfer those shares to a DTC Participant or a direct holding in registered form, any accrued corporate action entitlements (eg bonus shares or capital distributions) shall be made available to the MergeCo Shareholder

●    The Depository Trust Company will disseminate information DTC receives from MergeCo about corporate actions affecting MergeCo to the DTC Participants, including tender offers, rights offers, mergers or other corporate transactions.

●    The DTC Participant will, in line with the terms of their service, then communicate this information to the beneficial holder of MergeCo Shares and seek any required instructions from the beneficial holder in respect of the corporate action.

●    MergeCo Shareholders will receive information regarding any future corporate actions (including tender offers, rights offers, mergers or other corporate transactions) as well as details on how to participate (if relevant) directly to their nominated postal or email address, as notified to the MergeCo Registry.

7	Information about MergeCo

Method of holding	Exchange Agent Account	Through a DTC Participant	Registered holder form (direct holding)
Changing holding type after Implementation

●    Holding through the Exchange Agent Account is only possible for MergeCo Shares received as Scheme Consideration, and once any MergeCo Shares cease to be held by this method they may not be subsequently held through this method again.

●    For MergeCo Shareholders who hold their MergeCo Shares through the Exchange Agent Account, an election may be made to hold MergeCo Shares through a DTC Participant by establishing an account with a DTC Participant and returning a completed letter of transmittal to the Exchange Agent

●    For MergeCo Shareholders who hold their MergeCo Shares in registered holder form, an instruction may be made to hold MergeCo Shares through a DTC Participant by establishing an account with a DTC Participant and returning a completed physical stock transfer form (including any required medallion signature guarantee and payment of Irish stamp duty) to the MergeCo Registry

●    For MergeCo Shareholders who hold their MergeCo Shares through the Exchange Agent Account, an election may be made to hold MergeCo Shares directly by returning a completed letter of transmittal to the Exchange Agent

●    For MergeCo Shareholders who hold their MergeCo Shares through a DTC Participant, an instruction may be made through their DTC Participant to withdraw their MergeCo Shares from the services of the DTC Participant and hold the MergeCo Shares directly

●    Scheme Shareholders should be aware of the consequences of holding MergeCo Shares directly (some of which are outlined elsewhere in this table) which may not be favourable

Brokerage fees, commission and other costs	● No fees are payable by MergeCo Shareholders in connection with the Exchange Agent Account operation

●    A Scheme Shareholder that makes a DTC Election may be charged brokerage fees, commissions and other costs by their DTC Participant. Scheme Shareholders should undertake their own enquiries with their DTC Participant in relation to such costs.

● No fees are payable by MergeCo Shareholders in connection with the holding MergeCo Shares in registered form

7	Information about MergeCo

Method of holding	Exchange Agent Account	Through a DTC Participant	Registered holder form (direct holding)
Tax and Duty Implications

●    Irish stamp duty: Transfers of MergeCo Shares effected by means of the transfer of book entry interests in DTC should not be subject to Irish stamp duty. Holders of MergeCo Shares wishing to transfer their MergeCo Shares into (or out of) DTC (including on closing of the Exchange Agent Account) should be able to do so without giving rise to Irish stamp duty provided that: (i) there is no change in the beneficial ownership of such shares as a result of the transfer; and (ii) the transfer into (or out of) DTC is not effected in contemplation of a sale of such shares by a beneficial owner to a third party.

●    Irish stamp duty: Transfers of MergeCo Shares effected by means of the transfer of book entry interests in DTC should not be subject to Irish stamp duty. It is also expected that holders of MergeCo Shares wishing to transfer their MergeCo Shares into (or out of) DTC should be able to do so without giving rise to Irish stamp duty provided that: (i) there is no change in the beneficial ownership of such shares as a result of the transfer; and (ii) the transfer into (or out of) DTC is not effected in contemplation of a sale of such shares by a beneficial owner to a third party.

●    Irish stamp duty: If MergeCo Shares are held directly any transfer of MergeCo Shares could be subject to Irish stamp duty (currently at the rate of 1% of the higher of the price paid or the market value of the MergeCo Shares). Payment of Irish stamp duty is generally a legal obligation of the transferee. MergeCo Shares should be able to be transferred into DTC without giving rise to Irish stamp duty provided that: (i) there is no change in the beneficial ownership of such shares as a result of the transfer (ie the transfer is to a DTC Participant holding on behalf of the holder); and (ii) the transfer into DTC is not effective in contemplation of a sale of such shares to a third party.

7	Information about MergeCo

Method of holding	Exchange Agent Account	Through a DTC Participant	Registered holder form (direct holding)
● DWT: No dividend payments will be paid while MergeCo Shares are held in the Exchange Agent Account.

●    DWT: In the event that MergeCo pays dividends in the future, DWT may apply to those payments unless the holder is entitled to an exemption and the relevant declarations have been put in place. Where MergeCo shares are held in DTC it is expected that there will be an exemption from the need to provide a declaration for US-resident MergeCo Shareholders once the shareholder’s address is in the US. More detail on the DWT regime can be found at section 11.3

●    DWT: In the event that MergeCo pays dividends in the future, DWT may apply to those payments unless the holder is entitled to an exemption and the relevant declarations have been put in place. Where MergeCo shares are held directly it is expected that there will be an exemption from the need to provide a declaration for US-resident MergeCo Shareholders if they provide a completed IRS Form 6166 to the MergeCo Registry. More detail on the DWT regime can be found at section 11.3

7.13	Rights and liabilities attaching to MergeCo Shares post-Implementation

As at the date of Implementation, MergeCo will have the authority to issue:

(1)	800,000,000,000 ordinary shares with a nominal value of US$0.0001 per share (being MergeCo Shares);

(2)	200,000,000,000 preference shares with a nominal value of US$0.0001 per preference share; and

(3)	25,000 deferred shares with a nominal value of €1.00 per deferred share.

There are currently no preference shares in issue. 25,000 ordinary shares of €1.00 each have been issued in order to satisfy minimum statutory capitalisation requirements for all Irish public limited companies. On Implementation of the Transaction, these 25,000 ordinary shares will be converted into deferred shares of €1.00 each. These deferred shares will be non-voting shares, will not confer entitlement to dividends and will confer the right on a winding-up to the repayment of the nominal value paid up on the deferred shares only after repayment of the nominal value of the MergeCo Shares.

The rights and liabilities attaching to MergeCo Shares are set out in the MergeCo Constitution. The table below summarises some of the key rules in the MergeCo Constitution. The summary is non-exhaustive and must be read subject to the full text of the MergeCo Constitution. The MergeCo Constitution can be accessed by reading the Registration Statement, when available, free of charge at the SEC’s website at www.sec.gov.

Carbon Revolution Shareholders should obtain their own independent advice in relation to their rights and liabilities as potential holders of MergeCo Shares.

Item	Description
Dividends

MergeCo Directors may from time to time:

●    pay to the members such dividends (whether as either interim dividends or final dividends) as appear to the MergeCo Directors to be justified by the profits of MergeCo;

7	Information about MergeCo

Item	Description

●    before declaring any dividend, set aside out of the profits of MergeCo such sums as they think proper as a reserve or reserves which shall, at the discretion of the MergeCo Directors, be applicable for any purpose to which the profits of MergeCo may be properly applied, and pending such application may, at the like discretion either be employed in the business of MergeCo or be held as cash or cash equivalents or invested in such investments as the MergeCo Directors may lawfully determine; and

●    without placing the profits of MergeCo to reserve, carry forward any profits which they may think prudent not to distribute.

If a dividend is declared by the MergeCo Directors:

●    unless otherwise specified by the MergeCo Directors at the time of declaring a dividend, the dividend shall be a final dividend;

●    all dividends will be declared and paid such that shares of the same class rank equally irrespective of the premium credited as paid up on such shares; and

●    if any share is issued on terms providing that it shall rank for a dividend as from a particular date, such share shall rank for dividend accordingly.

No dividend shall bear interest against MergeCo.

Issue of further MergeCo shares

Under Article 14.1 of the MergeCo Constitution, the MergeCo Directors may issue shares in MergeCo on such terms and conditions as considered to be in the best interests of MergeCo.

Under Articles 14.3 and 14.4 of the MergeCo Constitution, for a period of five years from Implementation, the directors of MergeCo are authorised to allot up to the maximum of MergeCo’s authorised but unissued share capital and without any rights of pre-emption applying. After this five-year term has expired, the authorities granted under Articles 14.3 and 14.4 will be subject to renewal on an annual basis at the annual general meeting of MergeCo.

Meetings of members

MergeCo can hold each of:

●    an annual general meeting each year (Annual General Meeting); and

●    general meetings (Extraordinary General Meeting).

An Annual General Meeting or an Extraordinary General Meeting can be held outside of Ireland. MergeCo shall make necessary arrangements to ensure that members can by technological means participate in any such meeting without leaving Ireland.

A general meeting of MergeCo may be held in two or more venues (whether inside or outside of Ireland) at the same time using any technology that provides members, as a whole, with a reasonable opportunity to participate, and such participation shall be deemed to constitute presence in person at the meeting.

7	Information about MergeCo

Item	Description

MergeCo will provide 21 days’ notice to members in the event that an Annual General Meeting or an Extraordinary General Meeting is called. However, an Extraordinary General Meeting may be called by 14 days’ notice where:

●    all members, who hold shares that carry rights to vote at the meeting, are permitted to vote by electronic means at the meeting; and

●    a special resolution reducing the period of notice to 14 days has been passed at the immediately preceding annual general meeting, or at a general meeting held since that meeting.

MergeCo share transfers	Any member may transfer all or any of their shares (of any class) by an instrument of transfer in the usual common form or in any other form which the MergeCo Board may from time to time approve. The instrument of transfer may be endorsed on the certificate.
Variation of class rights

Where the shares in MergeCo are divided into different classes, the rights attaching to any existing class of shares can only be varied or abrogated if:

●    the holders of 75% in nominal value of the issued shares of that class consent in writing to the variation; or

●    a special resolution, passed at a separate general meeting of the holders of that class, sanctions the variation.

At least one-third of the holders (in nominal value) of the issued shares of the class in question must be present at the separate general meeting.

Voting

At any general meeting, a resolution put to the vote of the meeting shall be decided on a poll.

Subject to any rights or restrictions attached to any class or classes of shares in the capital of MergeCo, every member of record present in person or by proxy will have one vote for each share registered in his or her name in MergeCo’s register.

Where there are joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder or holders. Seniority will be determined by the order in which the names of the joint holders stand in MergeCo’s register.

Winding up

Subject to the provisions of any relevant legislation as to preferential payments, the property of MergeCo on its winding up will be distributed among the members according to their rights and interests in MergeCo.

Unless the conditions of issue of the shares in question provide otherwise, dividends declared by MergeCo more than six years preceding the commencement date of a winding up of MergeCo, being dividends that have not been claimed within that period of six years, shall not be a claim admissible to proof against MergeCo for the purposes of the winding up.

If MergeCo is wound up and the assets available for distribution among the members are insufficient to repay the whole of the paid up or credited as paid up share capital, such assets will be distributed so that, as nearly as may be, the losses will be borne by the members in proportion to the capital paid up or credited as paid up at the commencement of the winding up on the shares in the capital of MergeCo held by them respectively.

If in a winding up the assets available for distribution among the members are sufficient to repay the whole of the share capital paid up or credited as paid up at the commencement of the winding up, the excess will be distributed among the members in proportion to the capital at the commencement of the winding up paid up or credited as paid up on shares held by them respectively, subject to specific rights attaching to any class of share capital.

7	Information about MergeCo

Item	Description
Governing law and jurisdiction

Generally

The courts of Ireland will have exclusive jurisdiction to settle any dispute arising out of or in connection with the MergeCo Constitution and, for such purposes, MergeCo and each shareholder irrevocably submit to the exclusive jurisdiction of such courts.

Any proceeding, suit or action arising out of or in connection with the MergeCo Constitution (the Proceedings) will therefore be brought in the courts of Ireland. Each shareholder irrevocably waives any objection to Proceedings in the courts on the grounds of venue or on the grounds of forum non conveniens.

Complaints regarding Exchange Act or Securities Act of 1933 of the US

For complaints regarding the Exchange Act or Securities Act of 1933 of the US, the federal district courts of the US of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising.

Any person or entity purchasing or otherwise acquiring any interest in any security of the Company shall be deemed to have notice of and consented to this provision.

7.14	No other material information

Other than as disclosed in this section 7, there is no information regarding MergeCo, or its intentions regarding Carbon Revolution, that is material to the making of a decision by a Carbon Revolution Shareholder on whether or not to vote in favour of the Scheme or the Capital Reduction that is within the knowledge of any director of MergeCo as at the date of this Scheme Booklet that has not been previously disclosed to Carbon Revolution Shareholders.

8	Funding arrangements for the Combined Group

8	Funding arrangements for the Combined Group

The table below summarises the various funding sources that have been, or are expected to be, available to either Carbon Revolution or MergeCo prior to, or following, Implementation. This excludes potential further additional structured equity or equity funding given this is currently only being sought by Carbon Revolution and the SPAC and no agreements are in place under which such funding would be provided.

The scenarios in the table below are indicative scenarios selected to provide the range of potential outcomes dependent on the redemption rates of the outstanding Class A SPAC Shares. Each scenario is summarised in the footnotes below. All scenarios in the table assume that the full US$60 million of funds available from the CEF will be available for draw down by MergeCo, which may not be the case (see section 8.2 for further details). The key terms of the financing facilities referred to in this table are summarised in this section 8.

In section 8.4, further discussion is provided regarding the additional equity funding being sought by Carbon Revolution and the SPAC for MergeCo. For further information regarding the importance of this funding to the ability of the Combined Group to continue as a going concern, see section 5.7.

In the event additional equity funding is not obtained for MergeCo prior to Implementation, and given redemptions from the SPAC Trust Account may be high as well as the fact it is not possible to use the CEF immediately on Implementation (and the funds available under the CEF are subject to the CEF Ownership Restriction), in order to ensure that Combined Group does not have a funding shortfall at Implementation or breach the liquidity covenants under the New Debt Program, Carbon Revolution and the SPAC are seeking agreement from transaction advisers to defer a significant majority of A$23.4 million of Transaction costs (the Transaction Cost Deferrals that are discussed in more detail in section 5.7). To date the relevant advisers have indicated in writing they are willing to work with Carbon Revolution and the SPAC to agree terms on which payments can be deferred if a sufficient additional equity funding is not obtained before such payments become due.

8	Funding arrangements for the Combined Group

Sources of funding and commentary	Assuming no further redemptions beyond those in connection with the Extension Approval (70.6%)[62] A$’000	Assuming 80% aggregate redemptions[63] A$’000	Assuming 90% aggregate redemptions[64] A$’000	Assuming 100% redemptions[65] A$’000
Cash as at 30 June 2023 including balance of funds under the New Debt Program[66]; plus	34,259	34,259	34,259	34,259
Maximum Funds available under the CEF (see section 8.2 regarding the timing and usability of the CEF);[67] plus	93,009	93,009	93,009	93,009
Cash available in SPAC Trust Account following redemptions;[68] less	103,148	70,148	23,853	0
Expected cash outflow from 1 July 2023 to Implementation: less	(17,776)	(17,776)	(17,776)	(17,776)
Expected Transaction costs incurred at Implementation (prior to Transaction Cost Deferrals)	(23,363)	23,363)	(23,363)	(23,363)
Transaction costs payable after implementation	(7,921)	(7,921)	(7,921)	(7,921)
Total potential funding available to the Combined Group following Implementation	181,356	148,356	102,060	78,207

62 This scenario assumes that no further Class A SPAC Shares are redeemed by Class A SPAC Shareholders in connection with the Business Combination (beyond the Class A SPAC Shares redeemed in connection with the Extension Approval).

63 This scenario assumes that a further 2,004,882 Class A SPAC Shares are redeemed by Class A SPAC Shareholders in connection with the Business Combination (in addition to those Class A SPAC Shares redeemed in connection with the Extension Approval).

64 This scenario assumes that 4,135,764 Class A SPAC Shares are redeemed by Class A SPAC Shareholders in connection with the Business Combination (in addition to those Class A SPAC Shares redeemed in connection with the Extension Approval).

65 This scenario assumes that all remaining 6,266,645 Class A SPAC Shares on issue are redeemed by Class A SPAC Shareholders in connection with the Business Combination (in addition to those Class A SPAC Shares redeemed in connection with the Extension Approval).

66 Cash balance as of 30 June 2023 includes balance of funds received under the New Debt Program of which A$14.3 million is held in reserve accounts and is not available at implementation. US$5 million is expected to be released in November 2023 (subject to the relevant conditions being met) and if released will be available to Carbon Revolution while the remaining funds must be kept in the relevant reserve accounts. For more information on the New Debt Program please see section 8.1.

67 This figure was converted at the AUD:USD exchange rate on the Last Practicable Date.

68 These figures were converted at the AUD:USD exchange rate on the Last Practicable Date.

8	Funding arrangements for the Combined Group

8.1	New Debt Program

As noted in Carbon Revolution’s ASX announcement dated 24 May 2023 titled ‘US$60m New Debt Program’, Carbon Revolution Operations (as borrower), Carbon Revolution and each of its other Australian subsidiaries (as co-obligors), UMB Bank, National Association (as trustee for the noteholders) and the Servicer entered into the New Debt Program. The New Debt Program consists of notes issued to US qualified institutional buyers (Notes).

The majority of the US$60 million loan amount was utilised on or shortly after the completion of that transaction (for the purpose of payment of transaction costs, paydown of existing secured creditors, and payments to suppliers who had agreed to defer payments as part of bridge funding initiatives implemented prior to completion of the New Debt Program). The remainder of the funds available to Carbon Revolution from the New Debt Program are anticipated to provide funding for the Carbon Revolution Business until (but excluding) Implementation of the Transaction assuming Implementation of the Transaction occurs by October 2023 (which is the Company’s current expectation), support from customers in the form of earlier payments for shipped wheels than under normal business terms, or other customer liquidity support, and careful management of capital expenditures.

The key terms of the New Debt Program are set out in the table below.

Terms	Summary
Principal	US$60 million.
Maturity	1 May 2027.
Interest	Interest is payable at a rate of 8.5% per annum.
Acceleration and events of default

Payment of the principal and interest owed under the notes may be accelerated on an event of default.

A range of events of default are provided for under the documents for the New Debt Program, including:

●   Transaction: Carbon Revolution does not complete the Transaction by 31 August 2023 (with a 60-day cure period, which Carbon Revolution is relying on);

●   Change of control and change of key employees: Carbon Revolution (or following Implementation of the Transaction, MergeCo) undergoes a change in control. This includes where Ashley Denmead (the Company’s current Chief Technology Officer) ceases to be involved in the day-to-day operations of the business in that role and a successor who is reasonably acceptable to the Servicer has not been appointed within 90 days (before Implementation) or 120 days (after Implementation).

●   Breach of financial covenants: the Carbon Revolution Group breaches agreed financial covenants, subject to certain cure rights. For more information on these covenants, please see ‘Covenants’ below.

●   Other: Other customary events of default for debt programs of this nature.

In addition to acceleration of the amounts owing under the notes, an event of default will enable enforcement of the security provided in connection with the New Debt Program.

8 Funding arrangements for the Combined Group

Terms	Summary
Further, if the Transaction does not proceed (including if Carbon Revolution Shareholders do not vote in favour of the Scheme and Capital Reduction) and subject to the discretion of the Servicer, the principal and all accrued interest will be repayable upon demand by the Servicer and a fee of 7% of the principal will be payable to the Servicer.
Security and guarantees	The New Debt Program is secured against all of the Carbon Revolution Group’s present and after-acquired property, including its intellectual property (with certain limited exceptions being limited specified assets including some contractual rights, equipment and non-material intellectual property).
Repayment	The New Debt Program has an interest only period and after 1 December 2024 monthly principal payments of US$2 million along with interest must be paid over a 30-month period.
Qualified Capital Raise

If Carbon Revolution (before Implementation) or MergeCo (following Implementation) does not raise at least an additional US$60 million in qualifying equity or subordinated financing on or prior to 31 December 2023 (Qualified Capital Raise), and raises:

●   below US$45m in one or more Qualified Capital Raises (or does not undertake a Qualified Capital Raise), a fee of US$6 million will be payable to the Servicer in equal monthly instalments from January 2024 until 1 May 2027 (Pius Additional Monthly Fee); and

●   between US$45m and US$60m in one or more Qualified Capital Raises, a fee of US$3 million will be payable to the Servicer in equal monthly instalments from January 2024 until 1 May 2027.

Any funds raised under the CEF with Yorkville (as detailed in section 8.2) do not contribute to a Qualified Capital Raise.

As discussed in section 8.4 Carbon Revolution is seeking further funding for MergeCo to be available from or after Implementation, which may or may not satisfy this requirement. The funding, if any, is subject to the consent of the SPAC under the Scheme Implementation Deed if entered into prior to Implementation and may involve MergeCo issuing non-convertible SEF Preference Shares and SEF Warrants to raise up to US$100 million. The funding under the proposed Structured Equity Facility is anticipated to be available in tranches, with each tranche of funding subject to certain conditions. In the event that agreements in respect of further funding are signed prior to the Scheme Meeting, Carbon Revolution will issue supplementary disclosure to this Scheme Booklet.

Insurance	The obligations to repay the amounts owed under the New Debt Program are backed by an insurance policy with a premium of US$8.8 million for the entire term, which was deducted from the proceeds of the Notes at closing.
Covenants	Carbon Revolution has agreed to certain positive and negative covenants in connection with the New Debt Program. The negative covenants prohibit or limit the ability of the Carbon Revolution Group (and Combined Group from Implementation) from taking certain actions without the consent of the Servicer including making cash distributions/dividends, obtaining other indebtedness and engaging in mergers, acquisitions and disposals.

8 Funding arrangements for the Combined Group

Terms	Summary
The positive covenants include the financial covenants described below:
Minimum Liquidity covenants

From 30 June 2023 and for each month thereafter that the average monthly adjusted EBITDA[69] (based on the previous three months) of the group is less than zero, the Carbon Revolution Group (or Combined Group following Implementation) must satisfy a minimum available cash requirement covenant, which requires the total cash available to the group to be greater than or equal to the minimum available cash requirement. The minimum available cash requirement is an amount not less than the product of the absolute value of the average monthly Adjusted EBITDA for the three months most recently ended on such date multiplied by the following numbers in the column headed “Multiplier” required are set out in the table below.

Fiscal Months Ending	Multiplier
30 June 2023 through 31 October 2023	6.00
30 November 2023 and on the last day of each month thereafter	9.00

Commencing with the month ending when average monthly adjusted EBITDA (based on previous three months) is greater than or equal to zero, the group must maintain a current ratio (a ratio of current assets divided by current liabilities, calculated in accordance with the New Debt Program documents) of at least 1.25 to 1.00 tested as of the last day of each month.
Minimum Revenue, Minimum Adjusted EBITDA and Maximum Capital Expenditure covenants

In addition, the group is required to meet minimum six-month rolling monthly revenue and minimum six-month rolling adjusted EBITDA covenants, with the minimums set at levels specified for given test periods in the New Debt Program documentation. Furthermore, the group must not exceed specified maximum six-month (up to 31 December 2023) and 12-month (from 1 January 2024) rolling capital expenditure requirements set out in the New Debt Program documentation.

As noted above, failure to satisfy these covenants will be an event of default under the New Debt Program.

Governance rights

The Servicer is also granted the right to have two non-voting attendees present at all board meetings of each member of the group and to receive all board materials and information made available to the relevant board.

In addition to these observer rights, as a condition to the disbursement of proceeds under the New Debt Program, the Servicer was required to consent to the identity of two additional directors with significant automotive experience to be added to the MergeCo Board.

69 EBITDA is earnings before interest, tax, depreciation and amortisation. Adjusted EBITDA is EBITDA following certain adjustments made in accordance with the New Debt Program documentation.

8 Funding arrangements for the Combined Group

Terms	Summary
Representations and warranties	A broad set of representations and warranties have been made in connection with the New Debt Program including regarding the ownership of the assets of the Carbon Revolution Group the status of litigation affecting the Carbon Revolution Group, the accuracy of the financial statements of the Carbon Revolution Group, and other customary representations and warranties.

8.2	Committed Equity Facility Agreement

MergeCo has entered into a binding committed equity facility (CEF) agreement with YA II PN, LTD., a Cayman Islands exempt limited partnership and affiliate of Yorkville Advisors Global, LP (Yorkville) with respect to the future issuance of up to US$60 million in MergeCo Shares at MergeCo’s election.

Under the terms of the CEF:

(a)	subject to the registration statement for the resale of the MergeCo Shares being declared effective by the SEC (see further details below), for a period commencing on the sixth trading day following Implementation and ending three years after that, MergeCo has the right to issue and sell to Yorkville, and Yorkville is required to purchase, new MergeCo Shares from time to time in a series of ‘advances’, with each advance being in an amount up to the greater of:

(i) US$10 million; or (ii) the aggregate trading volume for MergeCo Shares in the five trading days prior to MergeCo requesting an advance.

(b)	MergeCo can choose to issue MergeCo Shares at a price per share equal to:

(1)	95% of the average VWAP during the day on which the advance request was made, subject to a volume threshold. If the volume threshold under an advance is not reached during the pricing period, the number of shares that Yorkville is required to purchase will be reduced to the greater of: (i) 35.0% of the trading volume of MergeCo Shares during the pricing period; or (ii) the number of shares sold by Yorkville during the pricing period. The volume threshold is the number of shares under the advance divided by 35.0% (Purchase Price Option One); or

(2)	97% of the lowest VWAP of the MergeCo Shares during the pricing period of three consecutive trading days commencing on the trading day after the advance notice is received by Yorkville (Purchase Price Option Two).

8 Funding arrangements for the Combined Group

(c)	During either pricing period, Yorkville will have the ability to hedge its position by short selling the number of MergeCo Shares that it is required to purchase under any advance notice. Under Purchase Price Option Two, MergeCo will have the ability to notify Yorkville of the minimum acceptable price (MAP) at which Yorkville can sell the new MergeCo Shares. Where the VWAP of MergeCo Shares on a day during the three-trading day pricing period is lower than the MAP specified by MergeCo in the advance notice or there is no VWAP (an Excluded Day), the following terms of the CEF attempt to mitigate the short-selling risk:

(1)	the number of MergeCo Shares that Yorkville is required to purchase is automatically reduced by one third for each Excluded Day and each Excluded Day will be excluded from the pricing period for the purposes of determining the issue price per share; and

(2)	where Yorkville sells MergeCo Shares on an Excluded Day, subject to the ownership limitations set out in clause 8.2(d) below:

(A)	the number of MergeCo Shares issued under the advance notice will automatically increase by the number of MergeCo Shares sold by Yorkville on such Excluded Day (Additional Shares); and

(B)	the price paid by Yorkville for each Additional Share will be equal to the MAP set by MergeCo.

If MergeCo does not set a MAP, this may have a material and adverse impact on MergeCo’s share price depending on the number of shares being sold relative to overall liquidity of MergeCo’s Shares.

(d)	Yorkville cannot be issued MergeCo Shares in an amount that would result in it holding more than 9.99% of the outstanding MergeCo Shares at any one time. If Yorkville is unable to dispose of its MergeCo Shares on an ongoing basis, it will not be required or permitted to purchase additional shares under the CEF beyond an overall ownership of 9.99% (CEF Ownership Restriction).

(e)	MergeCo has agreed to issue 15,000 shares to Yorkville as a ‘commitment fee’ to secure the facility.

As noted above, the ability to require Yorkville to purchase MergeCo Shares under the CEF is subject to the filing by MergeCo with the SEC of a registration statement for the resale of the MergeCo Shares. Such registration statement is subject to SEC review and will not be available until declared effective by the SEC following the completion of such SEC review (which is currently expected to be completed no earlier than late-October 2023). Issuance of MergeCo Shares under the CEF will be dilutive to all MergeCo Shareholders.

8.3	Forward Purchase Agreements

The ASX Announcement contemplated that the SPAC would seek to enter into binding “Forward Purchase Agreements” for the purchase of up to 2 million MergeCo Shares prior to despatch of this Scheme Booklet. There is no current intention to enter into Forward Purchase Agreements given the efforts to secure further equity funding as detailed in section 8.4.

8.4	Further funding arrangements

Carbon Revolution and the SPAC are seeking further equity funding for MergeCo in connection with the Transaction and the SPAC has engaged Craig-Hallum Capital Group LLC as US placement agent and capital markets adviser to support the Combined Group in raising new capital. Agreements with respect to the funding may be entered into (if at all) either before or after Implementation of the Transaction, but it is anticipated that no equity will be issued or funds received until Implementation at the earliest. The funding, if any, is subject to the consent of the SPAC under the Scheme Implementation Deed if entered into prior to Implementation.

Whilst the form of equity funding has not yet been determined, one form of equity funding which is being sought would involve MergeCo issuing non-convertible preference shares (SEF Preference Shares) and warrants (SEF Warrants) to raise up to US$100 million (Structured Equity Facility). Any funding under a Structured Equity Facility is likely to be available in tranches, with each tranche subject to certain conditions (including, for example, the need to raise further capital from alternative sources or amend the terms of the New Debt Program, which may make receiving funds under the Structured Equity Facility difficult) and the possibility of funds needing to be placed into reserve accounts (that is, Carbon Revolution may be restricted from accessing the funds except for limited purposes, at least until certain conditions are met).

8 Funding arrangements for the Combined Group

Based on discussions with Craig-Hallum, potential financiers and customary terms for financing of this nature, Carbon Revolution anticipates that the key features of a Structured Equity Facility should it be entered into are likely to be:

●	(SEF Preference Shares): SEF Preference Shares that must be redeemed within up to five years and will be entitled to a fixed rate of dividend between 10% and 15% which may be payable in kind or in cash, minimum return of the greater of an internal rate of return of between 10% and 15% and a multiple of invested capital of 1.5 to 2 times upon redemption (including any prior dividends paid) and a liquidation preference over MergeCo Shares.

●	(SEF Warrants): SEF Warrants that will have a nominal exercise price and when exercised are expected to convert into such number of MergeCo Shares that equals to between 15% and 20% of the aggregate number of MergeCo Shares on issue at Implementation (excluding MergeCo Shares received by SPAC Shareholders in exchange for their Class A SPAC Shares) and MergeCo RSUs to be issued pursuant to the Retention Plan, inclusive of the MergeCo Shares issued on exercise of the SEF Warrants.

●	(Governance rights): The SEF Preference Shares are expected to have rights to appoint one or more board members and/or observers, negative control rights over certain corporate matters (eg declaring dividends, issuing securities that rank pari passu or senior to the SEF Preference Shares, incurring new debt, engaging in a change of control transaction, changing the MergeCo management team and setting and departing from budgets) and if MergeCo fails to redeem the SEF Preference Shares by the maturity date, positive control rights to determine certain corporate matters (eg entering or terminating material contracts, determining budgets, changes to senior management and forcing the voluntary liquidation or sale of MergeCo). The positive control rights may be effected through the appointment to the MergeCo Board of additional directors constituting a majority of directors.

Depending on the timing and terms of a Structured Equity Facility and any consent required by the SPAC, this financing if it is entered into may be dilutive to CBR shareholders only (if the SPAC provides its consent to such equity financing on the condition that it is not dilutive to SPAC Shareholders and therefore result in a reduction in the merger ratio for Carbon Revolution Shareholders) or to all MergeCo shareholders. In the event that any agreements in respect of a Structured Equity Facility are signed prior to the Scheme Meeting, Carbon Revolution will issue supplementary disclosure to this Scheme Booklet. For further information on supplementary disclosure, see section 12.10. In the event that a Structured Equity Facility or similar equity financing is not available to Carbon Revolution or MergeCo prior to or following Implementation, the additional equity funding (if any) may take the form of a registered offering of MergeCo Shares following Implementation and MergeCo becoming listed on NYSE American. Such offering would be undertaken for a quantum and at a price dictated by the trading performance of MergeCo Shares following Implementation. It is unlikely the majority of Carbon Revolution Shareholders would be able to participate in such an offering.

8 Funding arrangements for the Combined Group

In the event that any agreements in respect of additional equity funding (including any Structured Equity Facility) are signed prior to the Scheme Meeting this will be announced to the ASX and the Carbon Revolution Board will obtain the Independent Expert’s confirmation of whether the agreement changes the Independent Expert’s opinion that the Scheme is not fair but reasonable and in the best interests of Carbon Revolution Shareholders in the absence of a Superior Proposal. This confirmation will be announced to the ASX in advance of the Scheme Meeting. If the Independent Expert opinion has changed, the matter will be relisted before the Court prior to the Scheme Meeting. Carbon Revolution Shareholders are strongly encouraged to read about any additional equity funding (and the confirmation of whether the Independent Expert’s opinion changes) before deciding how to vote at the Scheme Meeting.

9     Comparison of shareholder rights and corporate laws

9	Comparison of shareholder rights and corporate laws

Carbon Revolution is incorporated in Victoria under Australian law. Carbon Revolution Shares are quoted on ASX.

MergeCo is incorporated in Ireland and governed by Irish law. MergeCo intends to list MergeCo Shares on NYSE American.

If the Scheme is implemented, the rights of MergeCo Shareholders in respect of MergeCo Shares will be primarily governed by Irish law and the MergeCo Constitution. As a company listed on NYSE American, MergeCo will also be subject to US federal securities laws and NYSE American listing standards. In order to enforce the provisions of the MergeCo Constitution, MergeCo Shareholders will be required to take action in the courts of Ireland which will have exclusive jurisdiction to settle any dispute arising out of or in connection with the MergeCo Constitution, which will apply Irish law.

A comparison of key shareholder rights and some of the material provisions of Australian law, Irish law and US law as they relate to Carbon Revolution and MergeCo is set out below, along with a description of certain securities laws and stock exchange rules where applicable.

References to Australian law where they appear in this section 9 are references to the Corporations Act, Listing Rules, ASX Settlement Operating Rules and Australian common law, as applicable. References to Irish law where they appear in this section 9 are references to the Irish Companies Act and Irish common law, and references to US law are references to the Securities Act, and the rules and regulation of the SEC promulgated thereunder, and the NYSE American listing standards.

Since the terms of Carbon Revolution’s constitution, Australian law, the MergeCo Constitution, Irish law and US law are more detailed than the general information provided below, you should rely on the actual provisions of those documents.

The comparison below is not an exhaustive statement of all relevant laws, rules and regulations and is intended as a general guide only. You should seek your own professional legal advice if you require further information.

Issue	Australian laws	Irish laws / NYSE American listing rules
Related-party transactions

The regulation of related party transactions and persons in a position of influence is governed by the Corporations Act and Listing Rules. The Listing Rules also regulate the issue of securities to directors and other related parties of Carbon Revolution and the disclosure of director’s interests.

Generally, certain conditions must be met before such an issue can occur, including obtaining shareholder approval, unless the issue falls under a specific exemption.

The Irish Companies Act governs the provision of financial benefits to related parties of public companies.

Under the Irish Companies Act:

●   there is an obligation on directors to disclose interests in any contract that the company proposes to enter into;

●   loans, guarantees and credit transactions in favour of directors generally are prohibited;

●   a director’s interests and dealings in shares in the company must be disclosed to the company within eight days (but only if the director and his connected persons hold more than 1% of company’s issued share capital); and

9     Comparison of shareholder rights and corporate laws

Issue	Australian laws	Irish laws / NYSE American listing rules
● transactions between a director and the company buying or selling material non-cash assets are generally prohibited, unless approved by shareholders.
Oppression of minority shareholders	If the conduct of a company’s affairs is deemed to be oppressive to its members, the Corporations Act empowers the court to make any order that it considers appropriate. Such orders may include winding up the company, appointing a receiver, regulating the conduct of the company’s affairs, authorising a member to institute derivative proceedings or requiring a person to or restraining a person from engaging in specified conduct.

The Irish Companies Act empowers any shareholder of the company to apply for an order from the court in circumstances where the affairs of the company are being conducted or the powers of the directors of the company are being exercised: (i) in a manner oppressive to that shareholder or any of the shareholder; or (ii) in disregard of that shareholder or their interests as a shareholder.

Such orders may include:

●   directing or prohibiting any act or cancelling or varying any transaction;

●   regulating the conduct of the company’s affairs in future;

●   directing the purchase of the shares of any shareholders of the company by other shareholders of the company or by the company and, in the case of a purchase by the company, for the reduction accordingly of the company’s capital; and

●   the payment of compensation.

Financial assistance and self-acquisition	A company providing financial assistance to a person to acquire shares in the company, and acquiring shares in itself, is prohibited under the Corporations Act (except under certain limited circumstances).	The Irish Companies Act prohibits companies from financially assisting a person to acquire shares in itself, or from acquiring shares in itself, except for certain limited circumstances.
Takeovers

Acquiring a relevant interest in voting shares that would increase a person’s voting power in a listed company or a company with more than 50 shareholders to over 20%, or increase a person’s voting power from a starting point between 20% and 90% is prohibited under the Corporations Act, except in certain circumstances (eg making a takeover bid).

The Corporations Act specifies certain disclosure obligations for persons who have or cease to have a substantial holding in a company.

MergeCo will be subject to the Irish Takeover Rules which provide for:

●   a mandatory obligation to make a cash offer once 30% or more of voting shares are acquired, with the cash price being the highest price paid by the bidder in the previous 12 months; and

●   a prohibition from acquiring 10% or more of the voting shares in a seven-day period or faster that would increase a bidder’s stake to 15% or more.

9     Comparison of shareholder rights and corporate laws

Issue	Australian laws	Irish laws / NYSE American listing rules
Compulsory acquisition is permitted by holders with an interest of at least 90% of a class of securities.

The Irish Takeover Rules also set out disclosure requirements for persons who have or cease to have a substantial holding in a company.

Depending on the form of takeover, compulsory acquisition is permitted by holders with an interest of at least 75% (in a scheme of arrangement or merger) or 80% (in a tender offer).

Subject to applicable law, MergeCo’s Constitution provides the MergeCo Board with the power to adopt a shareholder rights plan upon such terms as the MergeCo Board deems expedient in the best interests of MergeCo, and to exercise any power of MergeCo to grant rights to subscribe for MergeCo Shares or preference shares in the capital of MergeCo in accordance with the terms of such rights plan. MergeCo’s ability to adopt a rights plan or to take other anti-takeover measures after the MergeCo Board has received an approach which may lead to an offer or has reason to believe an offer is, or may be, imminent would be restricted by the Irish Takeover Rules.

Notice of meetings	Under the Corporations Act, a listed company must give at least 28 days’ notice to members in respect of a general meeting.	Under the Irish Companies Act (and in accordance with the MergeCo Constitution), notice of a general meeting of MergeCo must be given to shareholders at least 21 days before the date of the proposed meeting except that a general meeting (other than the annual general meeting) may be called by not less than 14 clear days’ notice where: (i) all members, who hold shares that carry rights to vote at the meeting, are permitted to vote by electronic means at the meeting; and (ii) a special resolution reducing the period of notice to 14 days has been passed at the immediately preceding annual general meeting, or at a general meeting held since that meeting.
Removal of directors

Under the Corporations Act, a public company may by resolution remove a director from office at a general meeting.

Notice of intention to move the resolution must be given to the company at least two months before the meeting is to be held, and a copy provided to the director as soon as practicable.

Under Irish law, a company’s shareholders may remove a director without cause, before the expiration of his or her period of office, by way of ordinary resolution, provided that at least 28 clear days’ notice of the resolution is given to the company, and the shareholders comply with the relevant procedural requirements of the Irish Companies Act.

9     Comparison of shareholder rights and corporate laws

Issue	Australian laws	Irish laws / NYSE American listing rules

Under the Irish Companies Act, one or more shareholders representing not less than 10% of the paid-up share capital of the company carrying voting rights may requisition the holding of an extraordinary general meeting at which a resolution to remove a director and appoint another person in his or her place may be proposed.

Further, MergeCo will have all a classified board. The term of the initial:

●   Class I directors terminates at the conclusion of MergeCo’s 2024 annual general meeting;

●   Class II directors terminates on the conclusion of MergeCo’s 2025 annual general meeting; and

●   Class III directors terminates on the conclusion of MergeCo’s 2026 annual general meeting.

Directors are eligible to stand for re-election at the relevant annual general meeting and be re-elected for a three-year term.

In the event of a contested election (ie where the number of MergeCo director nominees exceeds the number of MergeCo directors to be elected), each of those nominees shall be voted upon as a separate resolution and the directors of MergeCo shall be elected by a plurality of the votes cast in person or by proxy at any such meeting. “Elected by a plurality” means the election of those of the MergeCo director nominees equalling in number the number of positions to be filled at the relevant general meeting that receive the highest number of votes.

Directors’ duties

The Corporations Act sets out the statutory duties and powers of directors and officers.

The relevant duties include the duty to exercise reasonable care and diligence, the duty to act in good faith in the best interests of the company and for a proper purpose and the duty not to improperly use their position to gain an advantage or cause detriment to the company.

The Irish Companies Act and common law set out the statutory duties and powers of directors.

The relevant duties include the duty to act in good faith in what the director considers to be the interests of the company, the duty to act honestly and responsibly in relation to the conduct of the affairs of the company, the duty to act in accordance with the company’s constitution and for a proper purpose, the duty not to use the company’s property, information or opportunities for his or her own or anyone else’s benefit (unless expressly permitted or approved), the duty not to agree to restrict the director’s power to exercise an independent judgement and the duty to avoid conflict between the director’s duties to the company and the director’s other (including personal) interests.

9     Comparison of shareholder rights and corporate laws

Issue	Australian laws	Irish laws / NYSE American listing rules

Under the Irish Companies Act, a director may be liable to the company where such director acts in breach of certain of his or her fiduciary duties.

Subject to exceptions, the Irish Companies Act does not permit a company to exempt a director or certain officers from, or indemnify a director against, liability in connection with any negligence, default, breach of duty or breach of trust by a director in relation to the company.

Access to information and filing of documents

The Corporations Act and the Listing Rules require a company to lodge certain documents with ASIC and ASX as applicable, such as accounts and notice of changes to its constitution.

A member may apply to the court for access to inspect the books of a company.

The Irish Companies Act requires a company to file certain documents with the Companies Registration Office such as audited financial statements, notifications of changes to the constitution and changes to the board of directors of the company.

Under the Irish Companies Act, shareholders have the right to inspect and obtain copies of information and documentation pertaining to the company, including the company registers, minutes of general meetings, memorandum and articles of association, financial statements, and auditors’ reports.

NYSE American listing requirements also require that the company provides copies of the charters for its board committees and its code of conduct and ethics on the company website.

Remuneration reports

Members vote to approve or reject the remuneration report at the company’s annual general meeting.

If the remuneration report receives a ‘no’ vote of 25% or more, the company must explain whether and the extent to which members’ concerns have been taken into account.

If the company’s subsequent remuneration report receives a ‘no’ vote of 25% or more, the members will vote at the same annual general meeting to determine whether the directors will need to stand for re-election within 90 days. If this ’spill resolution’ passes with 50% or more votes, then a ’spill meeting’ at which the directors face re-election must take place within 90 days.

Irish law does not require a remuneration report to be approved at the company’s annual general meeting.

9     Comparison of shareholder rights and corporate laws

Issue	Australian laws	Irish laws / NYSE American listing rules
Issuing new shares	Under Listing Rules, a company is prohibited from issuing securities equivalent to 15% of its fully paid ordinary issued capital over any 12- month period, without member approval or unless an exception applies.

Under the MergeCo Constitution the directors have a standing authority to issue shares for five years from the date of adoption of the MergeCo Constitution, after which the authority can be renewed by a 50% shareholder vote. While an allotment authority may be given for up to five years at each renewal, governance considerations may result in renewals for shorter periods or in respect of less than the maximum permitted number of relevant securities being sought or approved.

The maximum number of shares that can be issued is set out in the MergeCo Constitution and can be increased with shareholder approval.

Under the MergeCo Constitution the directors also have a standing authority to issue shares without offering them pro rata to existing shareholders for five years from the date of adoption of the MergeCo Constitution, after which the authority can be renewed by a 75% shareholder vote (for another maximum of five years although market practice is to renew for 15 or 18 months capped at 20% of outstanding shares); this restriction generally does not apply for shares issued for consideration other than cash consideration.

Furthermore, under the NYSE American listing rules, MergeCo will generally be prohibited from issuing additional classes of securities with voting rights disproportionate to the amount of the related investment such as “super voting” shares of common equity that contain more than one vote per share or shares of convertible preferred equity with voting rights greater than the voting rights of the shares of common equity into which they may be converted.

Under the NYSE American listing rules but only once MergeCo ceases to be a foreign private issuer under US’ federal securities laws, shareholder approval is required for certain significant issuances of MergeCo securities including issuances in excess of 20% of the voting power or number of shares outstanding before the issuance (or 5% in the case of certain related parties), issuances that will result in a change in control and issuances in connection with a new or materially amended equity compensation arrangement for officers, directors, employees or consultants.

9     Comparison of shareholder rights and corporate laws

Issue	Australian laws	Irish laws / NYSE American listing rules
Variation of class rights

Under the Corporations Act, if the company has a constitution that sets out the procedure for varying or cancelling rights attaching to shares or rights of members, those rights may be varied or cancelled in accordance with that procedure.

If the constitution does not set out any procedure, those rights may be varied or cancelled only by special resolution of the company and by a special resolution of members holding shares in that class, or with written consent of members with at least 75% of votes in that class.

The company must give written notice of the variation or cancellation to the members of the class within seven days after the variation or cancellation is made.

The rights attaching to a particular class of shares may only be varied if:

●   the holders of seventy five percent (75%) of the nominal value of the issued shares of that class consent in writing to the variation; or

●   a special resolution, passed at a separate general meeting of the holders of that class, sanctions the variation.

Appointment of proxies

Under the Corporations Act, a member of a company who is entitled to attend and cast a vote at a meeting of members may appoint a person as a proxy to attend and vote for the member at that meeting. If a member is entitled to cast 2 or more votes, they may appoint 2 or more proxies.

The proxy appointment (and any power of attorney under which the appointment was signed) must be received at least 48 hours before the meeting for an appointment of a proxy to be effective (unless the company’s constitution specifies a lesser period).

Under the MergeCo Constitution, every member entitled to attend, speak, ask questions and vote at a general meeting may appoint a proxy or proxies to attend, speak, ask questions relating to items on the agenda and vote on his/her behalf and may appoint more than one proxy to attend, speak, ask questions and vote at the same general meeting provided that, where a member appoints more than one proxy in relation to a general meeting, each proxy must be appointed to exercise the rights attached to different shares held by that member.

An instrument or other form of communication appointing or evidencing the appointment of a proxy or a corporate representative (other than a standing proxy or representative) must be returned to the address or addresses stated in the notice of meeting by such time as may be specified in the notice of meeting or, if no such time is specified, at any time prior to the holding of the relevant meeting.

9     Comparison of shareholder rights and corporate laws

Issue	Australian laws	Irish laws / NYSE American listing rules
Whether the Scheme Shareholder has made a DTC Election will also influence the ability of members to appoint proxies.
Legal proceedings

A member, former member or person entitled to be a member of a company, or an officer or former officer of a company, may bring proceedings on behalf of a company and in the company’s name, subject to leave being granted by the Federal Court, the Supreme Court or the Family Court.

Leave will be granted if the court is satisfied that:

●   it is probable that the company will not itself bring the proceedings or properly take responsibility for them;

●   the applicant is acting in good faith;

●   it is in the best interests of the company that the applicant be granted leave;

●   if the application is in respect of leave to bring proceedings, there is a serious question to be tried; and

●   either at least 14 days before making the application, the applicant gave written notice to the company of the intention to apply for leave, or it is appropriate to grant leave even though the notice period was not provided.

Derivative actions by shareholders on behalf of the company against directors are only possible in limited circumstances.

Generally, the company is the correct plaintiff where the company has suffered the wrong and shareholders cannot take an action on the company’s behalf. The exemptions to this rule are limited to the following circumstances:

●   the wrong committed by the company is not capable of being ratified by shareholders e.g. bribery or fraud; or

●   the wrong is the result of a controlling majority of shareholders acting to the detriment of minority shareholders in a manner whereby the majority derives a benefit to the company’s detriment.

MergeCo’s Constitution provides that any dispute or claim arising out of or in connection with MergeCo’s Constitution will be governed by, and construed in accordance with, the laws of Ireland and that the courts of Ireland will have exclusive jurisdiction to settle any dispute arising out of or in connection with MergeCo’s Constitution.

MergeCo’s Constitution separately provides that unless MergeCo consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Exchange Act or the US Securities Act.

Continuous disclosure	Under the Listing Rules, a company must immediately tell ASX any information concerning the company that a reasonable person would expect to have a material effect on the price or value of the company’s securities, subject to certain exceptions. Likewise, the Corporations Act also requires a company to disclose price sensitive information on a continuous basis.

MergeCo, once listed on NYSE American will be subject to certain US federal securities laws and regulations in relation to its continuous disclosure obligations.

The NYSE American listing rules and SEC rules will generally require prompt disclosure to the public of any material information that would reasonably be expected to affect the value of MergeCo’s shares or influence investors’ decisions.

As discussed in section 9.1, MergeCo will be a “foreign private issuer” as defined in the Exchange Act, and will be exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under section 14 of the Exchange Act.

9     Comparison of shareholder rights and corporate laws

Issue	Australian laws	Irish laws / NYSE American listing rules

In addition, MergeCo’s officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions under section 16 of the Exchange Act.

Moreover, MergeCo will not be required to file periodic reports and financial statements with the US Securities and Exchange Commission as frequently or as promptly as US companies who are subject to reporting obligations under the Exchange Act.

For as long as MergeCo is a foreign private issuer, US federal securities laws and regulations and the NYSE American listing rules require MergeCo to publicly file with the SEC, among others:

●   Annual reports on Form 20-F; and

●   Reports of foreign private issuers on Form 6-K.

Corporate governance

The ASX Corporate Governance Council (ASXCGC) is an industry-based body established to develop corporate governance recommendations for listed entities which reflect international best practice.

The Listing Rules require the Company to disclose the extent to which it has followed the recommendations of the ASXCGC. This disclosure is required annually, either included in a company’s annual report or in a separate report clearly labelled as the corporate governance report and given to the ASX at the same time as the annual report.

Where a company has not followed all the recommendations, it must identify the recommendations that have not been followed and give reasons for not following them.

Once MergeCo is listed on NYSE American, it will principally be subject to the Irish Companies Act, Irish Takeover Rules and the NYSE American listing rules. When MergeCo lists on the NYSE American, it will also need to comply with applicable NYSE American listing requirements, including corporate governance requirementsdisclosure applicable to foreign private issuers.

9     Comparison of shareholder rights and corporate laws

Issue	Australian laws	Irish laws / NYSE American listing rules

If a company follows the recommendations, it will publish various corporate governance policies and procedures in place on its website.

Certain recommendations become requirements once the company is included in the S&P ASX300.

9.1	Foreign private issuer status

A foreign private issuer under the Exchange Act is exempt from certain rules under the Exchange Act, and is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies whose securities are registered under the Exchange Act but are not foreign private issuers, or to comply with Regulation FD, which restricts the selective disclosure of material non-public information. It is anticipated that MergeCo will be exempt from certain disclosure and procedural requirements applicable to proxy solicitations under section 14 of the Exchange Act. MergeCo’s Board, and MergeCo’s officers and principal shareholders will be exempt from the reporting and ’’short-swing’’ profit recovery provisions of section 16 of the Exchange Act. MergeCo will not be required to file financial statements prepared in accordance with or reconciled to US GAAP so long as its financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board. MergeCo is not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information. Accordingly, there may be less publicly available information concerning MergeCo than there is for companies whose securities are registered under the Exchange Act but are not foreign private issuers, and such information may not be provided as promptly as it is provided by such companies.

In addition, certain information may be provided by MergeCo in accordance with Irish law, which may differ in substance or timing from such disclosure requirements under the Exchange Act. As a foreign private issuer, MergeCo will be subject to less stringent corporate governance requirements under most US stock exchanges’ rules. Subject to certain exceptions, the rules of most US stock exchanges permit a foreign private issuer to follow its home country practice in lieu of the listing requirements of such US stock exchanges including, for example, certain internal controls as well as board, committee and director independence requirements. If MergeCo determines to follow Irish corporate governance practices in lieu of such US stock exchange’s corporate governance standards, MergeCo will disclose each of such US stock exchange’s rules that MergeCo does not intend to follow and describe the Irish practice that MergeCo will follow in lieu thereof.

As a foreign private issuer, MergeCo would not be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under those rules, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter.

9     Comparison of shareholder rights and corporate laws

In the future, MergeCo could lose its foreign private issuer status if a majority of its ordinary shares are held by residents in the US and it fails to meet any one of the additional ’‘business contacts’’ requirements. Although MergeCo intends to follow certain practices that are consistent with US regulatory provisions applicable to US companies, MergeCo’s loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to MergeCo under US securities laws if it is deemed a US domestic issuer may be significantly higher. If MergeCo is not a foreign private issuer, MergeCo will be required to file periodic reports and prospectuses on US domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, MergeCo would become subject to the Regulation FD, aimed at preventing issuers from making selective disclosures of material information. MergeCo also may be required to modify certain of its policies to comply with good governance practices associated with US domestic issuers. Such conversion and modifications will involve additional costs. In addition, MergeCo may lose its ability to rely upon exemptions from certain corporate governance requirements of the US stock exchange that it will list upon that are available to foreign private issuers. For example, most US stock exchanges’ corporate governance rules require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors, and corporate governance matters. As a foreign private issuer, MergeCo would be permitted to follow home country practice in lieu of the above requirements. As long as MergeCo relies on the foreign private issuer exemption to certain of such stock exchanges’ corporate governance standards, a majority of the directors on its board of directors are not required to be independent directors, its compensation committee is not required to be comprised entirely of independent directors, and it will not be required to have a nominating committee. Also, MergeCo would be required to change its basis of accounting from IFRS to US GAAP, which may be difficult and costly for it to comply with. If MergeCo loses its foreign private issuer status and fails to comply with US securities laws applicable to US domestic issuers, MergeCo may have to de-list from such stock exchange and could be subject to investigation by the SEC, such stock exchange and other regulators, among other materially adverse consequences.

10     Risks

10	Risks

10.1	Introduction

In considering the Transaction, Carbon Revolution Shareholders should be aware that there are a number of risk factors, both general and specifically relating to the Combined Group, which may affect the future operating and financial performance of MergeCo and the price or value of MergeCo Shares. Whilst a number of these risks are the same as those which attach to an investment in Carbon Revolution, there are additional risks and Carbon Revolution Shareholders should consider this section in full.

Furthermore, if the Scheme proceeds:

●	Scheme Shareholders will receive MergeCo Shares and will be exposed to risks associated with an investment in Carbon Revolution’s business, but as a business listed on NYSE American; and

●	Ineligible Foreign Shareholders will receive the Cash Consideration, will cease to hold Carbon Revolution Shares and will no longer be exposed to the risks set out in this section 8 (or other risks to which the Combined Group may be exposed).

If the Scheme does not proceed, Carbon Revolution Shareholders will continue to hold Carbon Revolution Shares and will continue to be exposed to risks associated with an investment in Carbon Revolution as a business listed on the ASX.

In deciding whether to vote in favour of the Scheme and the Capital Reduction, Carbon Revolution Shareholders should read this Scheme Booklet carefully and consider the following risk factors. These risk factors do not take into account the individual investment objectives, financial situation, position or particular needs of Carbon Revolution Shareholders. In addition, this section 8 is a summary only and does not purport to list every risk that may be associated with an investment in Carbon Revolution or MergeCo now or in the future. There also may be additional risks and uncertainties not currently known to Carbon Revolution or MergeCo which may have a material adverse effect on Carbon Revolution’s or MergeCo’s operating and financial performance and the price or value of Carbon Revolution Shares or MergeCo Shares.

While the Carbon Revolution Directors unanimously recommend that Carbon Revolution Shareholders vote in favour of the Scheme and Capital Reduction in the absence of a Superior Proposal and subject to the Independent Expert continuing to conclude that the Scheme and Capital Reduction are in the best interests of Carbon Revolution Shareholders,70 Carbon Revolution Shareholders are encouraged to make their own independent assessment as to whether to vote in favour of the Scheme and the Capital Reduction.

70 The Carbon Revolution Board has determined that subject to the Scheme becoming Effective: (i) 298,594 unvested rights granted to Mr Jake Dingle will vest and automatically convert into Carbon Revolution Shares on the Scheme Record Date; and (ii) the restrictions on the 28,226 restricted shares held by Mr James Douglas and 14,807 restricted shares held by Ms Lucia Cade under the NED Sacrifice Plan will cease (see section 12.2 for further details). Further, it is anticipated that following Implementation, the MergeCo Board will implement changes to the compensation arrangements for Non-Executive Directors, which includes proposed one off grants of MergeCo RSUs worth US$250,000 to Mr James Douglas and US$200,000 to the other Non-Executive Directors and subsequent annual grants of MergeCo RSUs worth US$150,000 to the Chair of MergeCo and US$120,000 to the other Non-Executive Directors of MergeCo along with reductions to cash compensation (subject to the discretion of the MergeCo Board to make cash payments in lieu of such grants of RSU in full or in part) (see sections 7.6 and 7.7 for further details). Whilst no changes to the compensation arrangements of Mr Jake Dingle have been determined, Mr Jake Dingle is expected to be granted approximately up to 449,318 MergeCo RSUs as a one-off retention award (see section 7.7 for further details) and Jake Dingle may be granted MergeCo Incentive Securities or paid cash by MergeCo pursuant to his award under Carbon Revolution’s FY23 STI (see section 12.2(e) for further details). Carbon Revolution Shareholders should have regard to these matters when considering their respective recommendations of on the Scheme.

10     Risks

10.2	General risks

Carbon Revolution is, and following Implementation the Combined Group will be, exposed to a number of general risks that could materially adversely affect its assets and liabilities, financial position, profits, prospects and potential to make further distributions to shareholders, and the price and/or value of Carbon Revolution Shares or MergeCo Shares. General risks that may impact on Carbon Revolution or MergeCo and the price for either of their shares include:

●	changes in general business, industry cycles and economic conditions including inflation, interest rates, exchange rates, raw material & labour costs and consumer demand;

●	changes to government policy, legislation or regulation;

●	the nature of the competitive environment in which the Carbon Revolution Business operates;

●	natural disasters or catastrophes and other general operational and business risks;

●	variations in the operating results of the Carbon Revolution Business;

●	recommendations by securities analysts;

●	changes in investor sentiment and overall performance of the Australian and international stock markets;

●	the operating and trading price performance of other comparable listed entities; and

●	changes to accounting standards and reporting standards.

Some of these factors could affect Carbon Revolution or MergeCo’s share price regardless of the underlying operating performance of the Carbon Revolution Business.

10.3	Risks relating to the business and operations of Carbon Revolution

In considering the Scheme, Carbon Revolution Shareholders should be aware that there are several risks specific to the Carbon Revolution Business and the industry in which it operates. As noted in section 10.1, these risks will remain material to the future operational performance of Carbon Revolution even if the Scheme is not implemented. If the Scheme is implemented, these risks will apply to MergeCo as the Carbon Revolution Business will be the only operating business owned by MergeCo.

(a)	Carbon Revolution (and after Implementation, MergeCo and the Combined Group) will require substantial additional funds to continue operating and these may not be able to be obtained on favourable terms, or at all.

As discussed further in section 5.7, along with expected cash on hand at Implementation and assuming there is A$17.5 million remaining in the SPAC Trust Account following redemptions, the Group must raise at least US$60 million (A$93.0 million) of additional capital through the 12 months commencing 1 September 2023, with US$45 million required to be raised prior to December 2023 to maintain sufficient cash on hand to comply with the liquidity covenants under the New Debt Program, and to cover the anticipated net cash outflows relating to Transaction costs and the operations of the business and to allow the Combined Group to continue as a going concern. This is based on the Cash Flow Projection discussed in section 5.7.

10     Risks

There is no guarantee Carbon Revolution or MergeCo (as applicable), will be able meet its Cash Flow Projection including by obtaining sufficient funds. For example, the occurrence of any or all of the following may impact or prevent Carbon Revolution (or MergeCo) from achieving its Cash Flow Projection:

‒	the Company may not receive the customer support it may require, or management of capital expenditure may not be possible without impacting supply obligations to customers and ability to meet the Financial Projections;

‒	the Transaction may not be Implemented, or may be materially delayed;

‒	there may be less than A$17.5 million cash remaining in the SPAC Trust Account upon Implementation if redemptions of Class A SPAC Shares are higher than expected;

‒	there may be a delay in the availability of the CEF (the CEF will not be available until after Implementation and the filing by MergeCo with the SEC of a registration statement for the resale of the MergeCo Shares, and such registration statement being declared effective by the SEC);

‒	as the terms of the CEF will not require or permit Yorkville to purchase additional shares under the CEF beyond an overall ownership of 9.99% (the CEF Ownership Restriction) the Combined Group may have access to materially less than the US$60 million (A$93.0 million) headline figure of the CEF;

‒	the Combined Group may not be able to raise further equity funds from sources other than the CEF, in the amounts and within the timeframes necessary for the Combined Group to remain solvent and to comply with its liquidity covenants, on satisfactory terms, or at all;

‒	the relevant advisers may not agree to the Transaction Cost Deferrals; and

‒	the Cash Flow Projection is subject to achievement of the Financial Projections of Carbon Revolution for CY23 and CY24 (as relevant) detailed in section 5.8 and the accompanying assumptions and risks applicable to these financial projections.

Should there be a material delay in the timing of Implementation of the Transaction or should Implementation not occur at all (including if Carbon Revolution ceases to be funded before Implementation or breaches its liquidity covenant and the Servicer exercises its rights under the New Debt Program), this would have adverse implications for Carbon Revolution, Carbon Revolution Shareholders and creditors of Carbon Revolution. As Carbon Revolution is not yet profitable and does not yet derive positive net operating cash flows (and does not expect to be profitable or be able to derive positive net operating cash flows in the 12-month period of the Cash Flow Projection), if Implementation of the Transaction is materially delayed beyond October 2023 or it is not completed, in order to remain viable, Carbon Revolution will need to seek other funding and liquidity options which may not be available.

Further, in the context of the New Debt Program, if the Transaction is delayed and Carbon Revolution does not raise additional funds through other sources, Carbon Revolution is likely to breach the liquidity covenants in the New Debt Program documentation and therefore be reliant on the Servicer waiving such default in order to avoid the consequences of a default. Furthermore, subject to the length of the delay, Carbon Revolution could fail to cure, within the provided 60-day time period, the breach of the covenant in the New Debt Program Documents to complete the Transaction by 31 August 2023.

10     Risks

Should the Transaction be Implemented but sufficient liquidity not be secured through the above funding initiatives (including insufficient funds being available from the SPAC Trust Account), or should there be a delay in the timing of securing funds through these funding initiatives, this would have adverse implications for the Combined Group, MergeCo Shareholders and its creditors. In these scenarios, the Combined Group will need to seek other options, including delaying or reducing operating and capital expenditure, seeking waivers in respect of potential covenant breaches, the possibility of an alternative transaction or fundraising, and in the event that none of these are available, liquidation or examinership (the Irish equivalent of voluntary administration).

Based on the factors above, a material uncertainty exists which may cast significant doubt as to whether Carbon Revolution, MergeCo and the Combined Group will continue as a going concern and therefore whether they will realise their assets and discharge their liabilities in the normal course of business and at the amounts stated in the financial statements.

(b)	Carbon Revolution is not yet profitable or cash flow positive and it may take longer to reach profitability or become cash flow breakeven than anticipated or that may never occur.

Carbon Revolution is not yet profitable and currently does not generate sufficient cash flow from its operations to fund those operations. It is not anticipated that Carbon Revolution will become profitable in FY24. While Carbon Revolution anticipates that it will become profitable at an EBITDA level and cash flow positive once its annual wheel sales reach approximately 45,000 (this is the point at which Carbon Revolution anticipates that cost savings gained through the scale of Carbon Revolution’s production results in Carbon Revolution becoming profitable at an EBITDA level and cash flow positive), there is a risk that this may not occur, for example if raw material and labour costs exceed expectations or other key business objectives are not achieved. These business objectives include a reduction in labour hours per wheel, a reduction in material cost per wheel, maintenance of existing operating costs and targeted increases in wheel prices charged to customers on certain existing wheel programs and maintenance of the current wheel prices Carbon Revolution charges its customers on all other wheel programs. It may also take longer than expected for Carbon Revolution to reach annual wheel sales of 45,000, for example, due to lower than expected customer demand, delays in customer programs or an inability to scale up its production. The failure to achieve profitability at this wheel volume or at all will adversely impact Carbon Revolution’s financial performance and prospects.

Due to various factors including the time lag between recognition of revenue from sale of wheels to customers, to receipt of payment for such sales, Carbon Revolution will not become cash flow positive from operating activities until a period after becoming profitable at an EBITDA level. If and when Carbon Revolution does derive positive cash flows from operating activities, it is expected that cash flow from investing activities in the ordinary course will be negative (due to ongoing capital investment in capacity expansion) and cash flow from financing activities in the ordinary course will be negative (due to the cost of servicing debt, including the New Debt Program).

Finally, Carbon Revolution has a limited operating history and has not yet become profitable, which means that its operating history does not provide a meaningful basis for investors to evaluate the business or its financial performance and future prospects. Accordingly, investors should consider Carbon Revolution’s business and prospects in light of the risks, uncertainties, expenses and challenges that may face an early stage business.

10     Risks

(c)	Carbon Revolution is subject to financing risks, including risks under the New Debt Program.

As discussed above Carbon Revolution does not yet generate positive cash flows from operating activities. As such, it will need to rely on other sources of funding to meet its operational requirements, including from external financing, until it generates sufficient positive cash flow from operations.

Currently, Carbon Revolution Operations is the borrower under the US$60 million New Debt Program. There are a number of risks associated with this New Debt Program, including the following.

Under this program, beginning on 1 December 2024, the Combined Group will be required to repay the US$60 million principal in 30 monthly instalments of US$2 million each (in addition to interest payments and possibly the Pius Additional Monthly Fee if MergeCo has not completed a Qualified Capital Raise before 31 December 2023, as discussed further in section 8.1). These instalments may place significant pressure on the group’s cash flows during this period, in particular if the Carbon Revolution Business is not operating cash flow positive by this point. These payments will divert available cash from use on other purposes, for example research and development or capital expenditure, and may ultimately impact the ability of the Carbon Revolution Business to meet its operational goals.

Further, if there is an event of default under the New Debt Program and any such breach is not waived or Carbon Revolution is unable to or does not have a right to cure such breach, the Servicer may accelerate the repayment of all principal and interest and any additional amounts owing under the New Debt Program or enforce its security over the Carbon Revolution Group’s assets that are subject to the security. Breaches of the New debt Program could occur due to or result wholly or partially from matters outside of Carbon Revolution’s control. For example, the New Debt Program contains certain financial covenants, conditions subsequent that must be satisfied within 90 days of 24 May 2023 (including obtaining federal government consents to allow Carbon Revolution to encumber assets as part of the security granted under the New Debt Program) and a covenant that Implementation will occur by 31 August 2023 (which is subject to a 60-day cure period meaning that the breach will be cured if Implementation of the Transaction occurs by 30 October 2023). In relation to the financial covenants, to maintain sufficient cash on hand to comply with the liquidity covenants under the New Debt Program, to cover anticipated cash outflows over the 12 months commencing 1 September 2023 and to allow the Combined Group to continue as a going concern and assuming there is A$17.5 million remaining in the SPAC Trust Account following redemptions,71 the Group will need to raise US$60 million (A$93.0 million) of additional capital through the 12 months commencing 1 September 2023, with US$45 million required to be raised prior to December 2023.

The New Debt Program also contains other terms which may adversely impact Carbon Revolution (and MergeCo, should Implementation occur), for example covenants which restrict the ability of the applicable board to operate the business. Furthermore, the New Debt Program provides that a change in control of Carbon Revolution or MergeCo (as applicable) will constitute an event of default which requires repayment of the principal and any accrued interest under the New Debt Program, which may act to dissuade third parties from seeking to acquire Carbon Revolution (or MergeCo). It is also a deemed change of control (even if no offer has been received for Carbon Revolution or MergeCo) if Ashley Denmead (Carbon Revolution’s current Chief Technology Officer) ceases to be involved in the day-to-day operations of Carbon Revolution Operations (for any reason other than death or permanent disability) and appointment of a successor reasonably acceptable to Servicer does not occur within 90 days (if this occurs prior to Implementation) or 120 days (if this occurs prior to Implementation).

71 Reflects Carbon Revolution’s expectation of an aggregate redemption rate of approximately 95% of the Class A SPAC Shares on issue following the SPAC’s IPO.

10     Risks

Carbon Revolution’s ability to raise funds to meet its operational requirements and also to repay amounts owing under, or refinance, the New Debt Program and its other creditors, through either debt or the issue of securities, will be subject to factors beyond the control of Carbon Revolution and its Directors, including cyclical factors affecting the economy and capital markets. There is no guarantee that such funding, whether debt, equity or otherwise, will be obtained or available on favourable terms, or at all. Any equity funding may be materially dilutive to existing shareholders, and debt funding may involve restrictions on financing and operating activities and have higher than expected interest and financing costs. Any inability to raise funds when required may adversely impact on the financial performance and prospects of Carbon Revolution (or MergeCo, following Implementation), in particular if the security granted under the New Debt Program is enforced as discussed above.

Until Carbon Revolution is generating sufficient positive cash flows from its operations (if that is achieved), if at any time Carbon Revolution does not have and is unable to raise sufficient external funding to continue repaying the principal, interest and any additional amounts owing to the Servicer under the New Debt Program and to continue funding its operations, Carbon Revolution may cease to remain viable and may enter external administration.

(d)	Financing may not be available, or may cost more, to fund the expected growth of Carbon Revolution’s business.

Carbon Revolution plans to continue to make investments to support its growth and may require additional funds to do so, including in order to develop new products, enhance technology, scale and improve operating infrastructure, or acquire complementary businesses and technologies. To allow Carbon Revolution to fund its operations or realise its envisaged growth, Carbon Revolution may need to secure further financing. In addition, the ability to put in place funding facilities may be limited by restrictions in the New Debt Program and Carbon Revolution may experience difficulties in securing this or it may be more expensive than anticipated.

Any inability to raise funds when required, or on favourable terms, may have a material adverse effect on the continued development or growth prospects.

(e)	Carbon Revolution may not be able to sign new customer contracts, sales under new contracts may occur later or be lower than expected, launches of wheels under existing contracts may be delayed, existing customer contracts do not contain take or pay provisions and Carbon Revolution’s customers may not order wheels to the volume or at the price as expected.

Carbon Revolution’s expected growth depends on several assumptions relating to demand for its wheels. Demand for Carbon Revolution’s wheels may be lower than anticipated due to an inability to sign new OEM contracts, sales under new contracts may occur later or be lower than expected, launches of wheels under existing contracts not yet in production may be delayed, or because Carbon Revolution’s current OEM supply contracts, which are typical of the industry, are not take-or-pay contracts.

10     Risks

Carbon Revolution may not be able to sign new contracts for a range of reasons, including actions from competitors, the price of its wheels being too high, unsuccessful marketing efforts, lack of funds necessary to deliver required wheel volumes or potential customers being concerned about Carbon Revolution’s ability to deliver required wheel volumes.

New contracts may be signed later than expected, or may result in smaller programs than expected, again for a range of reasons including the customer changing its launch timelines and sales and marketing strategy.

Awarded programs that are currently in development may be delayed, for a range of reasons, including the customer changing its launch timelines and sales and marketing strategy, or Carbon Revolution experiencing delays in developing a wheel or bringing it to production.

In relation to existing awarded customer contracts, customers are under no obligation to purchase a minimum number of wheels and there is no guarantee that Carbon Revolution will secure the sales volume it anticipates from its existing customer contracts. While Carbon Revolution customers provide forecasts containing expected wheel take-rates, these are non-binding and can be materially changed by the customer at any time. Therefore, there is a risk that Carbon Revolution’s projected revenues from awarded programs will not eventuate at the expected levels, if at all. Where customers vary their order volumes, this may adversely impact Carbon Revolution’s financial performance and prospects.

By comparison to Carbon Revolution’s arrangements with its customers, Carbon Revolution’s supplier arrangements require significantly longer lead times. This may result in situations where Carbon Revolution has increased or reduced investment in raw materials and labour to meet customer forecasts, which are then materially changed by the customer with minimal notice. Where an OEM customer orders more than forecast, this may impact Carbon Revolution’s ability to fulfill the order, or otherwise require investment in additional materials and labour at a higher cost. Conversely, where the OEM customer orders less than forecast, this may result in additional overheads including increased storage costs or unused raw materials, which may impact Carbon Revolution’s financial performance.

Customers have previously provided orders that were materially higher or lower than expected. As noted above, both scenarios may result in higher costs per wheel and cost inefficiencies. There is usually only a very limited ability to recover these costs. That in turn may have a material adverse impact on Carbon Revolution’s financial performance and prospects. Consistently materially lower orders than expected in a period will also have a material impact on Carbon Revolution’s ability to generate revenue.

Orders made by OEM customers under OEM supply agreements may be lower than forecast by Carbon Revolution for reasons outside Carbon Revolution’s control, including if demand for the OEM’s vehicle (on which Carbon Revolution’s wheels are included) is lower than expected or, where Carbon Revolution’s wheels are an option on the relevant vehicle, customers elect to purchase the option less frequently than anticipated (resulting in the “take rate” of Carbon Revolution wheels by OEMs being lower than anticipated). As the “take rate” of Carbon Revolution’s wheels is directly referable to its sales volumes, margin per wheel and revenue, decreased “take rates” may adversely impact on Carbon Revolution’s financial performance and prospects.

10     Risks

(f)	Exposure to cost increases in Carbon Revolution’s supply chain and other supply chain disruptions (including delays in revenue recognition) may adversely affect Carbon Revolution’s profitability, cash flow, operations and financial performance.

Under some of Carbon Revolution’s current arrangements with its raw materials suppliers, a supplier may increase their prices based on an increase in prices of the supplier’s raw materials, labour costs, shipping and storage costs, government regulations, energy costs or other economic factors such as inflation and rising interest rates. While some supplier contracts require certain thresholds to be met and for evidence of the factors underlying the price increase to be given by the supplier before any price increase can be claimed, Carbon Revolution is nevertheless exposed to price increases from its suppliers.

Given the industry standard customer contract provisions which are favourable to Carbon Revolution’s customers, Carbon Revolution has limited ability to pass on these cost increases to its customers. If Carbon Revolution cannot pass on price increases of its suppliers to its customers, Carbon Revolution’s profitability and margin per wheel may be impacted which, in turn, may result in a failure to meet forecasts, and adversely affect Carbon Revolution’s financial performance and prospects. Claims may also damage Carbon Revolution’s relationships with its customers and impact its ability to obtain wheel program awards.

Supply agreements with Carbon Revolution’s customers also may contain terms that oblige Carbon Revolution to deliver the wheels to the customer’s overseas facilities (instead of making wheels ready for dispatch at Carbon Revolution’s facilities) before Carbon Revolution is entitled to claim payment of the price and recognise the individual sale as revenue. Shipping times can take up to several months. As such, Carbon Revolution’s financial results may be adversely impacted if revenue is recognised upon delivery to customers.

(g)	Carbon Revolution may not be able to achieve its manufacturing quality, volume and cost targets.

In the past, Carbon Revolution customers have occasionally raised claims for late delivery of wheels or for wheels that do not meet the customer’s specifications.

On occasion, Carbon Revolution’s supply contracts contain supplier-friendly provisions that make it difficult for Carbon Revolution to enforce delivery on time or in strict compliance with the quality requirements Carbon Revolution imposes on its suppliers. Where a customer makes a claim relating to the timeliness or quality of wheels, which is indirectly caused by a supplier, Carbon Revolution may also not be able to recover all of these losses from the relevant supplier.

Claims by a customer for which Carbon Revolution has no or limited recourse may impact Carbon Revolution’s profitability and could have a material adverse effect on Carbon Revolution’s financial performance and prospects.

(h)	Carbon Revolution may not be able to increase its capacity to service customer demand, or otherwise execute its industrialisation plans, including the Mega-line project.

As noted in section 10.3(b), Carbon Revolution is not yet profitable and currently does not generate sufficient cash flow from its operations to fund those operations. In order to become profitable, Carbon Revolution will need to, among other things, increase the scale of its operations and decrease its labour costs per wheel. To leverage economies of scale, Carbon Revolution intends to automate and industrialise its operations to increase its wheel production volumes and to decrease its production cost per wheel. This process poses a significant engineering challenge as it involves simultaneous engineering of product, materials, processes and equipment.

10     Risks

Carbon Revolution’s ability to achieve these objectives is largely dependent on the success of the Mega-line project which, if completed, is expected to deliver improvements to Carbon Revolution’s overall wheel production volumes and underlying unit economics (being the direct revenues and costs associated with the Carbon Revolution Business measured on a per wheel basis). However, the completion of the Mega-line industrialisation process discussed in section 5.2(d) may take longer than expected, may not fully deliver the expected benefits, may cost more than expected or may be disrupted by unforeseen engineering issues. Furthermore, the equipment required to build the Mega-line is highly specialised and bespoke, meaning delays may be experienced in the commissioning of new equipment required for the Mega-line. Delays, unexpected costs or failing to realise the full benefits expected from the Mega-line may impact Carbon Revolution’s ability to meet its forecasts, and may impact Carbon Revolution’s profitability and could have a material adverse effect on Carbon Revolution’s financial performance, general prospects and competitive position.

Following completion of the Mega-line, Carbon Revolution expects to commence production of larger volume OEM wheel programs using the Mega-line. Therefore, there is a risk that delays in the expected increases in production capacity from the Mega-line may also cause Carbon Revolution to forego larger volume OEM wheel programs. This may adversely impact the future operational and financial performance of Carbon Revolution.

(i)	Loss or failure of key manufacturing infrastructure or equipment may impact Carbon Revolution’s operations.

Carbon Revolution’s manufacturing process requires highly specialised and bespoke equipment that is expensive and difficult to replace. This equipment may break down or be otherwise impacted by events either within or outside of Carbon Revolution’s control. The failure or poor performance of equipment may result in production delays, increases to cost per wheel or an inability to meet customer requirements.

Any significant or sustained interruption to Carbon Revolution’s production processes may adversely impact production capacity. This could result in a failure to meet production and sales forecasts, Carbon Revolution having to pay costs or damages to its customers, and/or negative customer perception about Carbon Revolution’s ability to meet its supply obligations under its contracts.

This in turn could damage relationships with customers and adversely impact Carbon Revolution’s ability to secure new programs with existing and new customers, thereby reducing Carbon Revolution’s sales, profitability and overall financial performance.

(j)	Carbon Revolution is subject to inherent risks in the development and use of new technology and the implementation of product and process changes.

The implementation of new technology, product innovations and new manufacturing processes is challenging and involves risks that are inherent in the development and use of new technology. In particular, the manufacturing of composite materials is complex, and manufacturing one-piece carbon fibre wheels involves complex technology and processes which have not been used before at scale.

Failure to properly implement new technology may result in Carbon Revolution’s products failing during trials, failing to gain customer approval or being difficult to profitably commercialise. The cost and time required to develop new wheel technology and to obtain customer validation for new wheels can also be uncertain. If Carbon Revolution fails to successfully continue to develop its existing or new technology, it may not be able to achieve its forecasts and/or growth plans, which will adversely affect its operations, financial position and performance.

10     Risks

Additionally, a failure to properly implement new technology may result in higher scrap and wastage rates and more frequent quality issues than expected after customer validation and the commencement of production. Higher scrap and wastage rates, and increases in quality concerns from customers may lead to higher production costs, or delays in deliveries to customers, which could result in Carbon Revolution being required to pay costs or damages to its customers or result in negative customer perception about Carbon Revolution’s ability to meet its obligations under its customer contracts. Each of these risks may adversely affect Carbon Revolution’s operations, margins and overall financial performance.

(k)	Carbon Revolution’s operations may be restricted by third party intellectual property rights.

Carbon Revolution has developed an extensive intellectual property portfolio, including patents, copyright and trade secrets/ confidential know-how. However, third parties (including competitors of Carbon Revolution) may, and in some cases do, hold intellectual property rights that are similar to, or overlap with, those of Carbon Revolution or its products or processes. There is a risk that these third parties may in the future hold, or do already hold, intellectual property rights (including patents) that are infringed by Carbon Revolution’s products or processes, and which the rights holder(s) could seek to assert against Carbon Revolution, and thereby restrict Carbon Revolution’s ability to exploit its own technology. In particular, Carbon Revolution is aware of certain patents in relation to certain key technologies used in carbon fibre wheels that are owned by competitors/industry participants in countries which are key markets into which Carbon Revolution supplies its carbon fibre wheels (one of which is being challenged by Carbon Revolution) and there is a risk that these patents are or could be infringed by Carbon Revolution or its products or processes.

If Carbon Revolution is prevented from or is otherwise unable to commercialise its own intellectual property, this would adversely affect its operations, financial position and performance.

Additionally, these competitors may register patents or be entitled to other intellectual property rights in jurisdictions where Carbon Revolution seeks to protect its technology, manufactures or supplies wheels or where its customers supply vehicles fitted with Carbon Revolution wheels. If such other rights exist, they may prevent Carbon Revolution from obtaining patent protection, for example, and if any such third party patents or other rights are infringed by Carbon Revolution or its products or processes, Carbon Revolution may be prevented from or limited in its ability to develop, manufacture, sell or import or export products in or from those jurisdictions, unless Carbon Revolution can agree on a licensing or royalty agreement with the rights holder or can otherwise successfully modify its products or processes to avoid any infringement. There is a risk that Carbon Revolution may not be able to enter into any such agreements if required (or that the terms may be unfavourable to Carbon Revolution) or that it might not be possible for Carbon Revolution to effectively modify its products or processes to avoid any infringement. Carbon Revolution may also be required to pay damages (referable to lost sales or a reasonable royalty, or in some cases, additional or exemplary damages for any wilful or flagrant infringement) to such rights holders or Carbon Revolution may be prevented from developing, manufacturing or selling wheels in one or more jurisdictions or at all. Carbon Revolution may also be liable to its customers for losses they suffer if Carbon Revolution wheels which they fit to the vehicles they sell to end consumers infringe or are alleged to infringe a third party’s intellectual property rights. If any of these events were to occur, this would adversely affect Carbon Revolution’s operations, financial position and performance.

10     Risks

(l)	Loss of or failure to replace or hire key persons and workforce engagement issues may impact Carbon Revolution’s operations and growth.

Carbon Revolution’s key management personnel and employees are important to Carbon Revolution’s ability to effectively execute its strategic objectives.

These employees are critical to Carbon Revolution’s success as they have extensive industry experience and technical knowledge, are responsible for managing key customer and supplier relationships and have a broad knowledge of Carbon Revolution’s business. The loss of key management personnel may therefore adversely affect Carbon Revolution’s operations and financial performance. There are additional risks associated with the loss of Ashley Denmead in connection with the New Debt Program, as further detailed in section 10.3(c).

Carbon Revolution’s successful development and growth will require the services of additional technical, manufacturing and sales staff, particularly if Carbon Revolution is to achieve its growth plans. There can be no assurance that Carbon Revolution will be able to attract and retain the services of such people, particularly given the competitive and specialised nature of the industry in which Carbon Revolution operates. This may limit Carbon Revolution’s growth and consequently adversely affect Carbon Revolution’s prospects and future financial performance.

The most recent Enterprise Agreement covering Carbon Revolution’s production workforce has passed its nominal expiry date. Further, the Manufacturing and Associated Industries and Occupations Award 2020 covers Carbon Revolution’s production workforce. There is a risk that the outcome of future negotiations of a new Enterprise Agreement or any changes to the Manufacturing and Associated Industries and Occupations Award 2020 may increase the operating costs of Carbon Revolution’s business. These increased costs may not be able to be passed through to customers in full or at all and may adversely impact Carbon Revolution’s margins and financial performance.

Additionally, if employees were to take industrial action, Carbon Revolution could be exposed to loss to the extent the industrial action impairs Carbon Revolution’s ability to meet production demand or causes disruptions to Carbon Revolution’s customers if the relevant customer contracts do not include industrial action as a force majeure event (or, even if they do contain such a provision, the industrial action is materially extended).

(m)	Carbon Revolution may suffer reputational damage or incur liability due to poor product performance or product failures, product recalls or other issues with its wheels.

Carbon Revolution’s brand and the reputation of its wheels are an important factor in Carbon Revolution being able to continue selling wheels and growing sales volume. There is a risk that events, including many of the risks described in this section 10.3, may damage Carbon Revolution’s reputation and brand, including through negative publicity, disputes and negative customer experiences.

10     Risks

Carbon Revolution’s reputation among its customers may be damaged as a result of poor experiences caused by faulty and poorly manufactured products, products that do not meet customers’ product specifications and adverse media coverage. Other critical publicity, including in relation to manufacturing defects, product recalls, warranty issues, product liability claims or failure to deliver products to customer expectations) may negatively impact Carbon Revolution’s reputation. Other issues which may impact its brand include failure to identify third party infringements of its intellectual property rights, a failure to secure and protect its technology or a failure to enforce its intellectual property rights against third party infringers, infringing third party rights including intellectual property rights, or disputes with suppliers, customers, its landlord, employees and its various government grant providers.

For example, Carbon Revolution products are validated during industry standard laboratory and on-vehicle testing. Initial laboratory testing for wheels is not fully representative of operational conditions, but is used in the development process to gain confidence in the wheel design. For final validation, all Carbon Revolution’s OEM customers conduct their own on-vehicle testing which aims to be fully representative of the wheel’s integration into the vehicle system and performance under real world operational conditions. However, there is a risk that the OEM customer’s testing does not capture all conditions that their end users may expose Carbon Revolution wheels to or that the end user misuses the wheels (eg using them on inappropriate vehicles or undertaking unauthorised modifications or repairs), and as a result Carbon Revolution’s wheels may not function as expected which could lead to reputation and brand damage.

Carbon Revolution has been informed that a limited number of wheels (less than 50) supplied on two of Carbon Revolution’s earliest wheel programs have encountered slow air leaks in the rim and have been returned by the end consumer. No recall or field service action has been instigated but Carbon Revolution has received some warranty claims from the OEM customer. The issue is not a safety issue. Carbon Revolution is investigating the root cause of the issue with its customer. A proportion of the wheels which have been returned have been replaced, and the OEM customer has deducted the cost of the replacement wheels from amounts otherwise owing to Carbon Revolution. Carbon Revolution is investigating short and longer-term countermeasures, including an additional coating option, which has successfully completed temperature and pressure testing on test samples. Carbon Revolution cannot assure you that one or more of these countermeasures will be successfully validated. The issue may be identified in a larger number of wheels in the same or other programs over time and one or more customers may make further warranty claims or instigate a recall or field service action. If it is determined that Carbon Revolution is generally responsible for the costs of the coating option or other countermeasures, further wheel replacements and/or any other associated costs, such costs may be significant, and could have a material adverse effect on Carbon Revolution’s reputation, its relationship with its customers, and its financial condition and prospects.

Damage to Carbon Revolution’s reputation as a result of one or a combination of these factors may reduce the demand for Carbon Revolution’s wheels, adversely impact existing relationships with key customers, suppliers, employees or government grant providers, and diminish the prospects of securing new programs with existing and new OEM customers, which in turn may adversely impact Carbon Revolution’s performance. Damage to Carbon Revolution’s reputation or the reputation of its wheels may also occur where another vehicle component that interacts with or relates to the wheel (eg the tyres or brakes) malfunctions or performs poorly and it is perceived (whether correctly or not) that this is related to the use or performance of Carbon Revolution’s wheels.

10     Risks

Importantly, quality issues relating to Carbon Revolution’s wheels may expose Carbon Revolution to the risk of product liability claims being brought against it, either by OEMs or end-users of Carbon Revolution’s wheels. Product liability claims may result in Carbon Revolution paying damages, increases in insurance premiums, or reputational harm. Irrespective of whether the financial impact of a product liability claim is covered by insurance, the claim may be costly and may have an adverse impact on Carbon Revolution’s activities, business, operating results, financial position and reputation. Likewise, a failure to succeed in defending any such claims may have a materially adverse effect on Carbon Revolution’s activities, business, operating results and financial position.

Further, an inability to obtain product liability insurance at a reasonable cost could prevent the commercialisation of Carbon Revolution’s products. This could also adversely impact Carbon Revolution’s business activities and financial performance.

(n)	Risks associated with COVID-19, other pandemics, and other macroeconomic factors may impact Carbon Revolution’s operations and financial performance.

Carbon Revolution’s business was impacted by the COVID-19 pandemic, which caused production disruptions, employee absences, supply shortages and delayed the vehicle launches of certain OEM customers. These disruptions adversely impacted demand for Carbon Revolution’s wheels and reduced its overall financial performance. There is a risk that COVID-19 or any other pandemic, or government responses to COVID-19 or any other pandemic, will adversely affect Carbon Revolution’s business and financial performance.

Further, there is a risk that other global events such as international conflicts (eg the Russia-Ukraine conflict) or other international disturbances (eg natural disasters, pandemics, terrorism or other global macroeconomic developments) may result in similar adverse effects to Carbon Revolution’s business, for example by causing supply chain disruption or materials shortages, resulting in price increases for materials inputs for Carbon Revolution wheels or production delays. There is also a risk that these events reduce demand for OEM customer vehicles, which would cause a reduction in demand for CBR’s wheels as a result. If demand for Carbon Revolution’s wheels were to reduce materially, this could have a material adverse impact on Carbon Revolution’s financial performance and prospects.

(o)	Carbon Revolution’s business may be impacted by environmental regulations, climate change and related risks.

Carbon Revolution’s operations, suppliers, and customers may be directly or indirectly affected by climate change. For example, extreme weather events and other natural disasters caused by climate change may disrupt production of Carbon Revolution’s wheels. This may result in a loss of anticipated sales, deterioration in the relationships between Carbon Revolution and its customers and reputational damage. It may also result in Carbon Revolution having to pay damages to customers in the event Carbon Revolution is unable to rely on force majeure provisions in its customer contracts.

Where these events impact Carbon Revolution’s suppliers, they may cause delays in the supply of raw materials required by Carbon Revolution to meet the obligations under its customer contracts, or may require Carbon Revolution to pay a premium for alternative materials on short notice, if alternative materials can be sourced at all. Where supplier deliveries are delayed and Carbon Revolution’s customers’ orders are delayed as a result, this may result in Carbon Revolution being required to pay costs or damages to its customers or result in negative customer perception about Carbon Revolution’s ability to meet its contractual obligations. Each of these risks may adversely affect Carbon Revolution’s operations, margins and overall financial performance.

10     Risks

Carbon Revolution’s operations involve the use of hazardous and environmentally harmful materials and chemicals, including the paints and resins it uses in the production of its wheels. For this and other reasons, its operations are subject to environmental protection laws and regulations, including those regulating air emissions, water discharges and waste management and disposal. Some of these laws and regulations impose substantial fines and sanctions for non-compliance or breaches. If Carbon Revolution were to breach or otherwise fail to comply with any such law or regulation, the cost of curing a breach or resolving associated enforcement actions initiated by government authorities could be substantial and may adversely impact Carbon Revolution’s financial position.

Demand for Carbon Revolution’s products may also be impacted by its ability to meet any applicable government, investor, stock exchange, customer and consumer standards, requirements and expectations. In particular, Carbon Revolution’s customers are increasingly concerned with environmental, social and governance (ESG) matters. For example, some OEMs require completion and passing of a sustainability survey as a hurdle in the quoting process. If Carbon Revolution does not meet consumer or customer ESG expectations, demand for its products may not grow as expected, or may decline. If Carbon Revolution does not meet applicable government or stock exchange ESG requirements, Carbon Revolution’s reputation may be adversely impacted, and it may incur fines and penalties. If Carbon Revolution does not meet investor ESG expectations, the pool of investors willing to invest in Carbon Revolution may decrease, which may adversely impact the trading price and volume of Carbon Revolution’s securities and Carbon Revolution’s prospects.

Additionally, if Carbon Revolution’s operations grow, it is likely to be subject to increased regulation relating to environmental matters, which may require it to obtain licences. The failure to obtain or delay in obtaining such licences may restrict its operations and impact its ability to generate revenue. There is an additional risk that could arise if Carbon Revolution is unable to create an effective recycling process for the materials it uses in its production process or the finished products at their end of life. There may be a shift in customer expectations in relation to environmental issues relating to Carbon Revolution’s products, and a growing demand that its products be fully recyclable. If the end-of-life materials cannot be recycled or disposed of in an environmentally friendly manner, there may be reputational damage to the development and use of carbon fibre in Carbon Revolution’s operations. This would negatively impact on Carbon Revolution’s reputation and prospects.

(p)	Workplace incidents or accidents may occur exposing Carbon Revolution to claims or impacting operations.

The manufacturing of Carbon Revolution’s wheels involves certain labour intensive processes, exposure to hazardous chemicals (eg paints) and the use of various pieces of complex machinery and equipment. There is also a relatively high incidence of new production equipment being commissioned, as well the construction of the Mega-line project, which inherently increases the risk of workplace incidents or accidents occurring during the equipment commissioning and training phase. There may be an incident or accident at Carbon Revolution’s facility that results in serious injury or death to employees, contractors or other third parties, or damage to property.

10     Risks

Employees of Carbon Revolution or other organisations may also suffer injuries from engaging in research and development and product testing activities, which can involve driving vehicles fitted with Carbon Revolution’s wheels at various speeds and in various conditions.

The occurrence of any workplace incident may result in adverse outcomes including fines imposed by a regulatory authority, an interruption of manufacturing operations, a worker’s compensation claim, a work health and safety claim or a damages claim against Carbon Revolution. Such claims or events may not be covered by Carbon Revolution’s insurance or may exceed Carbon Revolution’s insured limits. They may also adversely impact Carbon Revolution’s business operations and reputation.

(q)	Carbon Revolution’s competitive position or reputation may deteriorate including as a result of actions by it or its competitors and financial stress from general business conditions and the Transaction.

Carbon Revolution operates in a competitive industry, and its competitors include existing wheel manufacturers, new entrants and OEMs. Carbon Revolution’s competitive position may deteriorate as a result of the action of any of these participants or as a result of a deterioration of its relationships with its customers.

Competitors may enter the market and take market share from Carbon Revolution. Competitors may accelerate taking market share from Carbon Revolution by developing better technology for one piece carbon fibre wheels, or by offering better pricing, service or fulfilment rates compared to Carbon Revolution. Competitors who are more financially secure than Carbon Revolution may take market share from Carbon Revolution by offering more supply security for customers than Carbon Revolution currently offers. OEMs may also seek to establish alternative options for carbon fibre wheel supply to increase their own supply security and establish competitor supply tension.

Existing manufacturers of steel or aluminium wheels may seek to produce their own carbon fibre wheels. Any increase in the number of businesses manufacturing carbon fibre wheels may affect the demand for Carbon Revolution’s wheels and may result in downward pricing pressure for carbon fibre wheels, which would adversely impact Carbon Revolution’s profitability, financial performance and prospects.

Additionally, Carbon Revolution’s relationship with its OEM customers is governed by contracts that are largely based on the standard contracts of the customers. In order to assist Carbon Revolution’s cash position, Carbon Revolution has requested and may request in future non-standard contractual terms or changes of already agreed contractual terms, shorter payment terms or advance payments. As a result of such requests, Carbon Revolution’s OEM customers may qualify Carbon Revolution as a ‘distressed supplier’, that is, a supplier facing financial or operational difficulties. Carbon Revolution has had and continues to have negotiations with customers arising from certain “non-standard” terms that it has proposed. This may result in a deterioration of the business relationship and may create the risk that those OEM customers pursue opportunities with competitors of Carbon Revolution, which would cause Carbon Revolution’s revenue, profitability and/or market share to decline.

(r)	Carbon Revolution may not be able to enforce its intellectual property rights and may be involved in disputes regarding intellectual property or contractual obligations.

If Carbon Revolution identifies that a third party is or may be infringing its intellectual property rights, Carbon Revolution may seek to enforce those rights, but it may not be successful, including because it may be determined that Carbon Revolution is not entitled to the asserted rights or that they are otherwise invalid or not infringed. Bringing and maintaining such claims and legal actions can be costly and would adversely affect Carbon Revolution’s business operations and financial position.

10     Risks

Additionally, third parties may challenge Carbon Revolution’s intellectual property rights or allege that Carbon Revolution is infringing their intellectual property rights or otherwise liable for breach of confidentiality or contract, for example. Third parties may be encouraged to bring such a claim against Carbon Revolution if Carbon Revolution first commences action against them. Third parties may bring claims against Carbon Revolution’s customers, including intellectual property infringement claims relating to Carbon Revolution wheels. Such claims, if made, may harm Carbon Revolution’s business, even if not ultimately established. If Carbon Revolution is forced to defend any claims, irrespective of whether or not they have merit or are determined in Carbon Revolution’s favour, the costs of such litigation may be significant and divert Carbon Revolution management’s attention from normal commercial operations. Additionally, if claims are made against Carbon Revolution’s customers, Carbon Revolution may be exposed to additional liabilities to the customers under the warranties and indemnities in its customer contracts.

A third party may oppose a patent application or apply to cancel or revoke a patent owned by Carbon Revolution, or an OEM customer may claim it owns intellectual property which Carbon Revolution claims it owns. Many of Carbon Revolution’s customer contracts contain intellectual property provisions that are largely in favour of the OEM customer, including provisions giving the customer ownership and/or exclusive rights over certain or all intellectual property developed by Carbon Revolution in connection with a program for the OEM, restrictions on how Carbon Revolution can use any such intellectual property and rights to use Carbon Revolution’s background intellectual property, including to manufacture or have manufactured Carbon Revolution wheels by an alternative supplier, including in some cases subject to limitations such that Carbon Revolution may need to first be unable to supply in accordance with the contract or an order before any such rights to use Carbon Revolution’s background intellectual property may arise. As a result of these provisions, there is a risk that a customer may claim that Carbon Revolution has used intellectual property that was developed in connection with a program for the customer for the benefit of another customer, is otherwise in breach of the intellectual property and warranty provisions of the customer contract, or that the customer owns or is entitled to license (exclusively or otherwise) the relevant intellectual property. This could in turn have a material adverse effect on Carbon Revolution’s operations and financial position and performance. A failure to succeed in enforcing any such rights may also have a materially adverse effect on Carbon Revolution’s activities, business, operating results and financial position.

(s)	Carbon Revolution’s wheel programs and customers are concentrated, relationships with customers may deteriorate and customer or end user demand for Carbon Revolution’s wheels may be lower than expected.

As noted in section 5.2(c), Carbon Revolution currently has 13 awarded active programs with five OEM customers. These 13 awarded programs include seven programs that are currently in production and a further six programs that are yet to enter production. In addition to the 13 active awarded programs, an additional three programs are under detailed design and engineering agreements with three of the existing OEMs.

As there are no minimum order volume provisions in Carbon Revolution’s OEM customer contracts, and they are not ‘take or pay’ contracts, customers can reduce order volumes, or cease to order wheels from Carbon Revolution entirely.

10     Risks

There are a range of factors that may lead to an OEM terminating its existing contract with Carbon Revolution, existing OEM customers not seeking additional supply contracts with Carbon Revolution, or an OEM discontinuing its relationship or discussions with Carbon Revolution (including where a design and engineering contract is in place). These factors include but are not limited to many of the risks outlined in this section 10.3, for example if Carbon Revolution fails to achieve its industrialisation plans and does not supply OEMs in the volumes required under the contracts (or at all) (see section 10.3(h)), if Carbon Revolution loses customer relationships to competitors (see section 10.3(q)), if one or more failures of Carbon Revolution’s manufacturing facilities causes delays in production (see section 10.3(y)), if Carbon Revolution suffers from worse than anticipated production quality issues (see section 10.3(g)) or if Carbon Revolution suffers reputational damage or has product performance issues (see section 10.3(m)).

Given the level of customer and program concentration, if Carbon Revolution were to lose any one OEM customer, or customer program, this would have a significant adverse impact on Carbon Revolution’s financial performance and prospects. Further, an inability to enter into additional supply contracts and attract additional OEM customers may negatively impact Carbon Revolution’s prospects and future financial performance.

(t)	Carbon Revolution may be involved in litigation or other disputes.

From time to time, Carbon Revolution may be involved in litigation claims or other disputes relating to matters such as intellectual property, contractual, privacy breaches, product liability, employee and workplace health and safety and other claims arising in the ordinary course of Carbon Revolution’s business or otherwise.

Carbon Revolution has in the past received claims, allegations or suggestions from customers or suppliers that it has or may have been in breach of a contractual or other obligations or otherwise owes such third parties money. Some of such issues remain unresolved and may result in contractual dispute, litigation or Carbon Revolution agreeing to settlement terms involving Carbon Revolution paying a settlement sum to one or more such third parties and may also result in a deterioration of the relationship with such third parties which may have a material adverse impact on Carbon Revolution’s financial performance and condition.

Litigation may adversely impact upon the operational, reputational and financial performance of Carbon Revolution. For example, if a third party, including any party with whom Carbon Revolution has entered into agreements, makes a claim against Carbon Revolution, such process may utilise significant management and financial resources. In addition, should Carbon Revolution decide to pursue claims against a third party, a positive outcome for Carbon Revolution cannot be guaranteed. Even if Carbon Revolution is successful in obtaining a judgment against a third party, Carbon Revolution may be unable to recover any monies from that party. For example, the relevant third party may have inadequate financial resources to cover any damages judgment awarded in favour of Carbon Revolution.

The outcome of litigation cannot be predicted with certainty and adverse litigation outcomes could negatively impact Carbon Revolution’s business, financial condition and reputation.

10     Risks

(u)	Carbon Revolution’s or a third party’s information technology systems may fail or be subject to attack.

Carbon Revolution relies on third party IT software and service providers to support its business operations, including its production processes. Carbon Revolution also holds sensitive employee and customer data and information related to its proprietary designs and processes. Carbon Revolution’s IT systems may be adversely affected by damage to computer equipment or network systems, cyber-attacks, equipment faults, power failures, computer viruses, misuse of systems or inadequate business continuity planning.

Any failure of Carbon Revolution’s IT systems as a result of these factors may compromise Carbon Revolution’s data integrity (which may result in an inadvertent security breach in relation to such data) and lead to unauthorised access to Carbon’s Revolution’s intellectual property or automated aspects of its manufacturing. This in turn may adversely affect Carbon Revolution’s reputation, business operations, and financial performance and profitability or expose Carbon Revolution to third party liability.

As Carbon Revolution’s operations grow, they will become more complex and require additional IT support. New and complex IT systems may need to be introduced, which may require additional resources, divert management attention and be unsuccessful. These outcomes may adversely impact Carbon Revolution’s operations and financial performance.

Exploitation, unauthorised access or hacking of the systems or networks on which Carbon Revolution data is stored, could lead to corruption, theft or loss of the Company’s data and proprietary information. This could cause disruption to the Company’s operations, unauthorised disclosure of confidential and proprietary information to third parties, and may result in regulatory action against the Company for breach of privacy and data protection laws, and may have a material adverse effect on the Company’s operations, financial position or performance.

If Carbon Revolution is not able to operate its IT systems as a result of any of the above issues and it is required to run its production equipment with manual instruction or records, Carbon Revolution may not be able to produce the same volume of wheels and it may therefore be unable to meet customer demand and supply requirements.

(v)	Carbon Revolution’s estimates of the size of its addressable market and demand for its wheels may be incorrect.

The addressable market, demand and market acceptance of carbon fibre automotive wheels may be smaller than Carbon Revolution anticipates. This may occur if the benefits of carbon fibre wheels are not perceived or well received in the industry, if the cost of carbon fibre wheels remains high, if alternative products are brought to market, or if market and industry trends cause a decline in demand for lightweight, high-performance carbon fibre wheels.

If the acceptance of Carbon Revolution’s wheels is lower than anticipated or if the size of the market in which it operates is smaller than anticipated, this may restrict Carbon Revolution’s ability to sell wheels and generate revenue which, in turn, may adversely affect the profitability of Carbon Revolution. Additionally, as noted in section 5.2(e), Carbon Revolution intends to pursue growth opportunities in adjacent markets, including the aerospace industry, and the transportation market. There is no guarantee Carbon Revolution’s products will be accepted in these markets to the extent Carbon Revolution anticipates, or at all, and this may impact Carbon Revolution’s ability to diversify into adjacent markets.

10     Risks

As noted in section 5.2(e), the Australian Defence Force has accepted virtual validation of a wheel developed by Carbon Revolution for the Boeing CH-47 Chinook helicopter, which would be the Company’s first entry into the aerospace market. However, there is a risk that the Company will not be able to secure the funding required to progress this project to the next stage, being the production and validation of physical prototypes. There is a further risk that the prototype production or validation processes are more challenging, cost more or take longer than expected. The Company may also not be able to achieve validation of an aerospace wheel made to the Company’s design, or may otherwise be unable to commercialise the wheel due to the cost and price of the wheel or limited demand. Each of these factors may adversely affect Carbon Revolution’s ability to diversify into the aerospace market and the Company’s profitability and financial performance.

(w)	Carbon Revolution may fail to meet forecasts and expected future events may not occur.

The forward-looking statements, opinions and estimates provided in this Scheme Booklet, including the Financial Projections, rely on various contingencies and assumptions, some of which are described in section 5.2. Various factors, both known and unknown, may impact upon the performance of Carbon Revolution and cause actual performance to vary significantly from expected results. Additionally, Carbon Revolution failing to meet its forecasts may adversely impact the trading price of Carbon Revolution’s securities and its financial performance following the completion of the Transaction.

Importantly, Carbon Revolution has a limited operating history and has not yet become profitable. As such, its operating history does not provide a meaningful basis for investors to evaluate the business or its financial performance and future prospects. Accordingly, investors should consider Carbon Revolution’s business and prospects in light of the risks, uncertainties, expenses and challenges that an early stage business may face.

There can be no guarantee that Carbon Revolution will achieve its stated objectives or that any forward-looking statement or forecast will eventuate.

(x)	Carbon Revolution is subject to fluctuations in financial markets and exchange rates.

The financial information in Carbon Revolution’s financial statements is presented in Australian Dollars, and Carbon Revolution incurs the majority of its costs in Australian Dollars. However, a substantial amount of Carbon Revolution’s revenues from wheel sales will be generated in currencies other than Australian Dollars.

Although Carbon Revolution enters into certain hedging arrangements with respect to fluctuations in currency exchange rates and these foreign exchange exposures will also be reduced by the natural hedging that arises from the purchase of raw materials and manufacturing equipment also denominated in foreign currencies, Carbon Revolution is subject to adverse exchange movements, particularly, adverse movements in the USD:AUD exchange rate and EUR:AUD exchange rate. This risk is expected to become more significant in the future (as offshore revenue is anticipated to grow).

Furthermore, Carbon Revolution may not have the ability to enter into foreign exchange hedging contracts with financial institutions or may not be able to enter into these contracts on favourable terms. As such, adverse movements in exchange rates mentioned above may materially impact Carbon Revolution’s financial condition and liquidity position.

10     Risks

(y)	Carbon Revolution’s relationships with suppliers and technical partners may deteriorate or there may be other issues with goods, services or equipment received from suppliers.

Carbon Revolution’s operations rely on the timely supply of raw materials, consumables, equipment and services (with the required quality and specifications) from its suppliers. In the event that there are delays in receiving materials, consumables, equipment or services from its suppliers, or materials Carbon Revolution receives are outside specification, this may result in Carbon Revolution failing to supply its OEM customers on time or with products of the required quality. As further discussed at section 10.3(g), there is no guarantee that in these cases, Carbon Revolution will be able to pass on any liability it incurs to its suppliers.

Certain suppliers to Carbon Revolution may not be readily replaceable, either due to their strategic importance or because of Carbon Revolution’s OEM customers’ validation of the product supplied by that supplier (this occurs where an OEM customer has ‘validated’ Carbon Revolution’s wheel, which includes a component or treatment provided by a supplier, and there are inherent challenges in revalidating new suppliers). On its wheel programs, Carbon Revolution typically only has one supplier validated for the key input materials (eg the carbon fibre and resin). If suppliers of OEM validated components or manufacturing equipment were to suffer force majeure, cease trading, collaborating or otherwise reduce business with Carbon Revolution for any reason, this may adversely impact Carbon Revolution’s ability to meet customer requirements and consequently, have an adverse impact on Carbon Revolution’s operations and financial performance.

Carbon Revolution anticipates that the price it pays for key raw materials for wheel production will decrease as its wheel volumes (and consequently raw material orders) increase. It also intends to pass risk onto its suppliers should they fail to supply Carbon Revolution as required. However, there is no guarantee that Carbon Revolution will be able to negotiate the favourable outcomes with suppliers that it intends.

Furthermore, Carbon Revolution relies on technical relationships with various parties for the development, manufacturing, testing and validation of its wheels. Carbon Revolution has developed a number of relationships with technology organisations and institutes that are key participants in the global advancement of carbon fibre and resin technology (eg Deakin University). Deterioration of relationships with these parties may impact on Carbon Revolution’s operations. In particular, this could result in inferior technological outcomes and additional cost and time in further developing Carbon Revolution’s carbon fibre wheels.

Carbon Revolution also relies on suppliers of services, such as freight, in order to provide timely delivery of products to customers. There is a risk that delays or failure in the delivery of services by such suppliers may delay delivery of Carbon Revolution’s products to its customers. There is no guarantee that in these cases, Carbon Revolution will be able to pass on any liability it incurs to its suppliers.

Carbon Revolution operates from a single premises, located at Deakin University’s Geelong Campus. Although Carbon Revolution has entered into a long-term lease with options to extend, in the event that this lease was terminated (eg for breach) or Carbon Revolution was otherwise required to relocate, this would cause material disruption to Carbon Revolution’s operations and the costs involved in any such relocation would adversely affect its financial position.

10     Risks

(z)	Changes in regulations and policies may negatively impact on Carbon Revolution and it is also exposed to risks of non-compliance with applicable laws, regulations and OEM standards.

Government legislation and policies are subject to review and change from time to time. Carbon Revolution’s operations may be affected by changes in international, federal, state or local government laws, regulations or policies which impact on Carbon Revolution’s ability to operate, or sell products in particular markets. In particular, Carbon Revolution sells all of its products overseas, and the introduction of tariffs or other regulations impacting international trade could impact its ability to sell its products or the price it receives for them, and this could adversely impact its ability to generate revenue, and consequently its financial performance and position.

In addition, Carbon Revolution is exposed to risks arising from failure or inability to comply with applicable laws, regulations and OEM standards and conditions that apply in Australia and the international jurisdictions in which Carbon Revolution operates and sells its wheels. As a result, Carbon Revolution may be exposed to fines, litigation, or compensation to customers, regulators or other stakeholders. This may adversely impact Carbon Revolution’s reputation and financial position.

To the extent that Carbon Revolution operates in the defence supply chain in future, Carbon Revolution will be required to comply with additional requirements and obligations in relation to security and export control. Carbon Revolution may need to incur significant expenditure in order to comply with such requirements, and such compliance may also cause delays in meeting defence program requirements.

(aa)	Carbon Revolution has received government grant funding that may be subject to clawback.

Carbon Revolution is a recipient of grant funding under various grants that include obligations to repay grant funding received in certain circumstances, including where Carbon Revolution is in breach of certain obligations under the relevant agreements, such as, where applicable, by giving up ownership of assets purchased with grant funds without consent, using the grant funding for unauthorised expenditure, or failing to comply with budget, timeline, reporting or other requirements. If Carbon Revolution was required to repay any such funding, it may have a negative impact on Carbon Revolution’s available funds and may require Carbon Revolution to delay or cancel planned investments for increasing its production capacity, which could have a material and adverse impact on Carbon Revolution’s cash flow and financial condition.

Carbon Revolution has received all A$10 million in grant payments under a Victorian Government Grant of A$10 million. The final instalment of A$2 million was received in December 2022 in advance of Carbon Revolution achieving certain milestones relating to capex and people employed by FY23, FY24 and FY25.

Furthermore, in December 2022, a payment of A$9 million was received from the Australian Federal Government for the Manufacturing Integration Stream Grant (MMI) a key part of which is supporting Carbon Revolution to scale up its production capacity. The MMI grant agreement was entered into in November 2022 and this funding was received in December 2022 following Carbon Revolution requesting an acceleration of the funding under the MMI grant for bridge financing purposes. In the future, a further A$3 million payment under the grant is expected.

10     Risks

Under the relevant grant agreements, the government has a right to require all or part of a grant to be repaid in certain circumstances (which in some cases vary between the different agreements), including where Carbon Revolution defaults under the agreement (and, if applicable under the relevant agreement, where a remediable breach is not remedied), where the government terminates the agreement for cause (eg where Carbon Revolution breaches the agreement, provides misleading information, becomes bankrupt or insolvent, enters into a scheme of arrangement with creditors, or comes under any form of external administration), where the grant agreement is cancelled or reduced in scope due to a change in government policy, or where Carbon Revolution undergoes a change in control which the government reasonably believes will negatively affect Carbon Revolution’s ability to comply with the agreement.

Any failure by Carbon Revolution to comply with relevant requirements under the MMI grant agreement may also impact Carbon Revolution’s eligibility for the expected future grant instalment under that agreement. If existing funding is clawed back, Carbon Revolution may be unable to repay all of the funding sought to be clawed back or paying back any amount clawed back may require Carbon Revolution to divert amounts intended for other expenditure, including to support increasing its production capacity. If that occurred, Carbon Revolution’s cash flow and financial condition may be materially and adversely affected.

Due in part to Carbon Revolution’s funding position following the execution of the MMI grant agreement, Carbon Revolution has been delayed from complying with the expenditure requirements and early milestones under the agreement. Carbon Revolution has previously reported its progress to the Government and the company is seeking to update the activity budget and schedule and will request an extension of time to complete the project. There is a risk that the Government does not approve any revised budget or schedule and/or may not grant Carbon Revolution an extension of time to complete the project, which may result in Carbon Revolution being in breach of the agreement and a risk of the Government seeking to claw back funding provided to the company.

(bb)	Force majeure events may occur.

Force majeure events could impact Carbon Revolution’s operations. These events include but are not limited to acts of terrorism, international conflicts, fires, floods, earthquakes, labour strikes, civil wars, natural disasters, COVID-19 or other pandemics, epidemics or health emergencies, governmental restraint (including governmental restraints due to epidemics or pandemics) or other natural or man-made events or occurrences that can have an adverse effect on Carbon Revolution’s business. Carbon Revolution has only a limited ability to insure against some of these risks.

If a force majeure event impacts Carbon Revolution’s customers, there is a risk that the demand of the customer for Carbon Revolution’s wheels decreases or is delayed. If a force majeure event impacts Carbon Revolution’s supply chain, Carbon Revolution may incur increased costs to minimise or mitigate delays or to secure alternative sources of supply. In such a case, Carbon Revolution may not, however, be successful in finding alternative sources and it may not be able to fulfill its production commitments to its customers, which could have a material adverse impact on Carbon Revolution’s operating and financial performance and position.

10     Risks

10.4	Risks relating to the Transaction

(a)	SPAC public shareholders are entitled to redeem their shares in exchange for a pro rata proportion of the SPAC’s Trust Account prior to the SPAC Shareholder Meeting.

As noted under section 6.1(c), as is customary for special purpose acquisition companies, the SPAC Articles permit Class A SPAC Shareholders to redeem all, or a portion, of their shares for cash in the event the Business Combination proceeds. This redemption right may be exercised by SPAC Shareholders irrespective of whether the individual shareholder votes for, or against, the Business Combination at the SPAC Shareholder Meeting. Upon redemption, each share that is redeemed is entitled to its pro rata portion of the proceeds held in the SPAC Trust Account. After all redemptions have been paid, the remaining proceeds held in the SPAC Trust Account will then be provided to MergeCo following completion of the Transaction, and will be used to satisfy transaction expenses and, after the satisfaction of transaction expenses, to MergeCo’s ongoing operations (for further detail on the impact of redemptions on the proceeds held in the SPAC Trust Account see section 7.3). As the redemption rate is not currently known, and the redemption rate of SPAC shareholders will impact the amount of funds available to MergeCo following Implementation, there is a risk that the redemption rate of SPAC shareholders is higher than expected, or that redemption requests are sufficiently high to reduce the funds available from the SPAC Trust Account to zero. Shareholders will be informed of the final redemption rate via ASX announcement. As a result, the Business Combination may be a net negative for the Combined Group’s cash and will reduce funds available to sustain the Combined Group’s operational requirements post-implementation. A high rate of redemptions could have a material adverse effect on the financial and operational performance of MergeCo.

(b)	The Transaction will not proceed and the funding available to the Combined Group in connection with the Transaction may be required to be repaid or will not be received, if Class A SPAC Shareholders do not vote in favour of the Business Combination.

For the Transaction to proceed, Class A SPAC Shareholders must vote in favour of the Business Combination. If Class A SPAC Shareholders do not approve the Business Combination, then regardless of the outcome of the Carbon Revolution Shareholder vote on the Scheme and Capital Reduction, the Transaction (including the Scheme and Capital Reduction) will not proceed.

Furthermore, while the maturity date for the New Debt Program is 1 May 2027, the amount advanced is repayable on 30 October 2023 if Implementation of the Transaction has not occurred and the Servicer demands repayment. As such, whilst the funds under the New Debt Program are available to Carbon Revolution prior to Implementation, if the Transaction does not proceed the Servicer may demand full repayment under the New Debt Program and the principal and all accrued interest may, subject to the discretion of the Servicer, be required to be repaid in full and a fee of 7% of the principal will be payable to the Servicer. Additionally, the CEF and the Structured Equity Facility (assuming it is entered into) only becomes available on Implementation, and this may be the case with other additional equity funding. As such, if the SPAC Shareholders fail to approve the Business Combination (which will prevent Implementation of the Transaction) Carbon Revolution will be unable to access the funds available under these arrangements. This would have a material adverse impact on Carbon Revolution’s ability to continue operating.

10     Risks

(c)	The Scheme Implementation Deed and/or Business Combination Agreement may be terminated by Carbon Revolution and/or the SPAC under certain circumstances prior to Implementation, and the Transaction is also subject to certain conditions.

The circumstances in which the Scheme Implementation Deed may be terminated are set out in detail in section 12.5(i). The circumstances in which either party may terminate the Scheme Implementation Deed, include, but are not limited to:

●	Carbon Revolution Shareholders failing to approve the Scheme and Capital Reduction, or Class A SPAC Shareholders failing to approve the Business Combination; or

●	the Scheme failing to become Effective (as defined in the Scheme Implementation Deed) on or before the End Date (being 31 October 2023), this could occur, for example, because a condition to the Scheme is not satisfied or waived (discussed below).

Even if the Scheme is approved by Carbon Revolution Shareholders, Implementation of the Scheme and the Business Combination under the Business Combination Agreement are subject to a number of conditions. The conditions to the Scheme are summarised in section 12.5(b) and include approval of the Court as well as MergeCo’s Registration Statement (required for listing MergeCo on NYSE American) becoming effective. As noted in section 6.5(b), these conditions are incorporated by reference into the Business Combination Agreement. Some of these conditions are beyond the control of Carbon Revolution, MergeCo and the SPAC and there can be no guarantee that these conditions will be satisfied or waived in a timely fashion, or at all. There is a risk that any failure or delay in satisfying the conditions could prevent or delay implementation of the Scheme (under the Scheme Implementation Deed) or the Business Combination (under the Business Combination Agreement), which, prevent the Transaction entirely, or in the case of a delay, reduce the benefits that Carbon Revolution expects to obtain from the Transaction, increase the costs associated with the Transaction and otherwise adversely affect the financial performance of Carbon Revolution, or the financial performance of MergeCo post-Implementation.

In particular, while the maturity date for the New Debt Program is 1 May 2027, the amount advanced is repayable on 30 October 2023 if Implementation of the Transaction has not occurred by that date and the Servicer demands repayment. As such, whilst the funds under the New Debt Program are available to Carbon Revolution prior to Implementation, if the Transaction does not proceed the Servicer may demand full repayment under the New Debt Program and the principal and all accrued interest may, subject to the discretion of the Servicer, be required to be repaid in full and a fee of 7% of the principal will be payable to the Servicer. Additionally, the CEF only becomes available after Implementation. As such, if the Scheme Implementation Deed is terminated (through failure to satisfy a condition or otherwise) (which will prevent Implementation of the Transaction) Carbon Revolution will be unable to access the funds available under these arrangements.

(d)	If the Transaction is significantly delayed, Carbon Revolution may not have enough funds to continue operating until Implementation.

If Implementation is delayed beyond October 2023, Carbon Revolution may need to raise further funding to continue operating through to Implementation of the Transaction, which it may not be able to obtain. Even if funding can be obtained, the amount advanced under the New Debt Facility is repayable on 30 October 2023 if Implementation of the Transaction has not occurred by that date or a waiver provider by the Servicer obtained to allow Implementation at a later date.

10     Risks

In these circumstances, Carbon Revolution’s directors may be forced to place Carbon Revolution into liquidation or voluntary administration should an alternative course of action (eg finding a purchaser of Carbon Revolution) does not become available in a short time period. For further information, see section 10.4(c).

(e)	The uncertainty associated with the Transaction and Carbon Revolution’s funding position could adversely affect Carbon Revolution’s business, operational performance and financial condition.

The uncertainty associated with the Transaction and Carbon Revolution’s funding position could cause disruptions in and create uncertainty surrounding Carbon Revolution’s business, including affecting Carbon Revolution’s relationships with its existing and future customers, suppliers, partners and employees. This could have an adverse effect on Carbon Revolution’s business, results of operations and financial condition, as well as the market price of Carbon Revolution Shares, regardless of whether the Transaction is completed. For example, Carbon Revolution may lose personnel who pursue other opportunities as a result of the Transaction. Carbon Revolution may also potentially lose customers or suppliers, as existing customers or suppliers may seek to change their existing business relationships or renegotiate their contracts with Carbon Revolution or defer entering into contracts with Carbon Revolution, each as a result of uncertainty relating to the Transaction and Carbon Revolution’s funding position. As noted in section 10.3(s), if Carbon Revolution were to lose an OEM customer, or customer program, this would have a significant adverse impact on Carbon Revolution’s financial performance and prospects given Carbon Revolution’s high level of customer concentration.

Furthermore, Carbon Revolution has incurred and expects to incur in the future significant, non-recurring costs in connection with the Transaction. Carbon Revolution may also incur unanticipated costs associated with the Transaction. These costs will be borne by Carbon Revolution irrespective of whether the Transaction proceeds. If the Transaction does not proceed, and the benefits associated with the Transaction are not realised, the costs associated with the Transaction will materially adversely effect financial and operational performance of Carbon Revolution.

In addition, in an effort to complete the Transaction, Carbon Revolution has expended, and will continue to expend, significant funds and management resources on matters relating to the Transaction, which are being diverted from Carbon Revolution’s day-to-day operations, and significant demands are being, and will continue to be, placed on the managerial, operational and financial personnel and systems of Carbon Revolution in connection with efforts to complete the Transaction.

Finally, and as noted in section 10.1, if the Transaction proceeds, the risks outlined above will apply to MergeCo and may influence the trading price of MergeCo Shares post-Implementation on the basis that Carbon Revolution will be the only operating business owned by MergeCo.

(f)	Third parties may terminate or alter existing contracts or relationships with Carbon Revolution due to the Transaction.

Carbon Revolution has contracts with customers, suppliers, its landlord, grant providers, and other business partners which may require Carbon Revolution to obtain consents from these other parties in connection with the Transaction. If these consents cannot be obtained, the counterparties to these contracts may have the ability to terminate, reduce the scope of or otherwise may seek to vary the terms of their relationships or the terms of such contracts with Carbon Revolution (including, for example, exercising existing rights to accelerated payment of amounts owing but not yet otherwise due for payment) in anticipation of the Transaction. The pursuit of such rights may result in Carbon Revolution suffering a loss of potential future revenue, incurring liabilities in connection with breaches of agreements, or losing rights that are material to its business. In addition, third parties with whom Carbon Revolution currently has relationships may terminate, reduce the scope of or otherwise seek to vary the terms of their relationship in anticipation of the Transaction (regardless of whether their contractual rights specifically provide for this). Any such disruptions could impact Carbon Revolution’s business and limit Carbon Revolution’s ability to achieve the anticipated benefits of the Transaction. The adverse effect of such disruptions could also be exacerbated by a delay in the completion of the Transaction or the termination of the Scheme Implementation Deed or Business Combination Agreement. Assuming the Transaction proceeds, the termination of key contracts by third-party customers, suppliers, grant providers and other business partners may also adversely affect the financial and operational performance of MergeCo post-Implementation.

10     Risks

(g)	Completion of the Transaction is subject to receipt of approvals from regulatory and government entities.

Completion of the Transaction is subject to the satisfaction or waiver of a number of conditions relating to the receipt of approvals from regulatory and Governmental Entities, as well as the absence of any injunctions prohibiting the completion of the Transaction. The required approvals may not be obtained and, as a result, the necessary conditions to completion of the Transaction (as further set out in section 12.5(b)) may not be satisfied. Regulatory and Governmental Entities may impose conditions on the granting of approvals and, if regulatory and Governmental Entities seek to impose conditions, lengthy negotiations may ensue among the regulatory or Governmental Entities, Carbon Revolution and the SPAC. These conditions and the process of obtaining these approvals could delay the completion of the Transaction and any such conditions may not be satisfied for an extended period of time, if at all.

The conditions imposed by regulatory and Governmental Entities on the granting of approvals may impose costs, limitations or other restrictions on the conduct of the business of the Combined Group. Under the Scheme Implementation Deed, Carbon Revolution has agreed to do all things necessary to promptly obtain the approvals from Governmental Entities listed in the Scheme Implementation Deed. Compliance with any conditions imposed by regulatory and Governmental Entities and delays in obtaining their approval may reduce the anticipated benefits of the Transaction, which could also have an adverse effect on MergeCo’s business, cash flow and results of operations.

(h)	Carbon Revolution will incur significant costs in connection with the Transaction, regardless of whether the Transaction is completed, and these transaction fees and costs may be greater than anticipated.

Carbon Revolution has incurred and expects to further incur significant non-recurring costs in relation to the Scheme and Business Combination. Some of these costs, for example the fees paid to advisers outlined in section 12.6(c), are payable by Carbon Revolution irrespective of whether the Scheme is implemented and the Transaction proceeds. While Carbon Revolution has anticipated and planned for expenses being incurred in relation to the Transaction, there are additional factors beyond Carbon Revolution’s control that may require additional unforeseen work to be undertaken by advisers, or other unexpected costs. For example, additional costs may be incurred due to unforeseen actions of regulators or other third parties, or due to delays in implementing the Transaction.

10     Risks

(i)	Restrictions in the Scheme Implementation Deed mean Carbon Revolution will be limited in its ability to explore a transaction with another party and such provisions may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Transaction.

As noted in section 12.5(g), Carbon Revolution is subject to certain customary exclusivity restrictions under the Scheme Implementation Deed. These restrictions are also incorporated by reference into the Business Combination Agreement. These restrictions are summarised in detail in section 12.5(g) and include customary ‘no shop’ and ‘no talk’ restrictions, as well as a matching right for the SPAC in the event a Competing Proposal is received by Carbon Revolution. As a result, Carbon Revolution may be at a disadvantage to its competitors during that period as it may be prohibited from pursuing a Competing Proposal.

In addition, while the Business Combination Agreement and the Scheme Implementation Deed are in effect and subject to customary exceptions that enable the Carbon Revolution Board to comply with statutory and fiduciary duties as well as exceptions for Carbon Revolution to obtain bridge funding, Carbon Revolution cannot solicit, initiate or take any action to knowingly facilitate or encourage any inquiries or the submission or announcement a Competing Proposal by a third-party, even where such Competing Proposal could be more favourable to Carbon Revolution Shareholders than the Transaction.

(j)	During the implementation of the Scheme and Business Combination, Carbon Revolution is prohibited from taking certain actions that might otherwise be beneficial to Carbon Revolution or its shareholders.

As noted in section 12.5(e), Carbon Revolution is restricted by customary conduct of business restrictions in the Scheme Implementation Deed. These restrictions apply until either consummation of the Transaction or termination of the Scheme Implementation Deed and Business Combination Agreement. These restrictions limit Carbon Revolution’s ability to take certain actions and also require Carbon Revolution to keep the SPAC informed of any material developments in relation to Carbon Revolution’s business.

10.5	Risks relating to MergeCo

As noted in section 10.1, the risks relating to the business and operations of Carbon Revolution become risks applicable to MergeCo and an investment in MergeCo Shares if the Scheme is implemented. This is because Carbon Revolution will be the only operating business owned by MergeCo. However, there are also additional risks relevant to MergeCo which will apply in addition to those listed in section 10.1 and which Carbon Revolution Shareholders should consider in deciding whether to vote in favour of the Scheme and Capital Reduction.

(a)	The MergeCo Shares issued as Scheme Consideration may experience a material decline in price relative to the notional value per MergeCo Share of US$10 ascribed by the Transaction.

As with other special purpose acquisition companies, the US$10.00 per share price of the SPAC reflected each share having a right to redeem such share for a pro rata portion of the proceeds held in the SPAC Trust Account equal to approximately US$10.00 per share prior to the closing of the Business Combination. Following Implementation, the MergeCo Shares outstanding will no longer have any such redemption right and the trading price of MergeCo Shares will therefore be dependent upon the fundamental value of the Combined Group, as well as other relevant factors such as market conditions and trading multiples. Based on recent market experience, there is a risk that MergeCo Shares trade materially lower than this US$10.00 figure.

10     Risks

(b)	Trading in NYSE American listed securities may differ from trading in ASX listed securities from a practical perspective and holdings of MergeCo Shares may be subject to the Irish tax regime.

Should the Transaction proceed and Carbon Revolution Shareholders receive MergeCo Shares, they will hold shares in an Irish entity listed on NYSE American, as compared to an Australian entity listed on ASX.

Trading in shares listed on NYSE American will require you to establish certain accounts or follow certain processes which you may not be familiar with. You should seek your own advice on how to deal with MergeCo Shares received in connection with the Transaction. For example, if you would like to trade your Scheme Consideration, you will be required to open an account with a DTC Participant and make a DTC Election. Establishing an international brokerage account may attract additional fees and require you to take further steps (eg completing forms) and returning these to your DTC Participant. If you do not make a DTC Election, your MergeCo Shares issued as Scheme Consideration will be received in the Exchange Agent Account and you will be unable to trade your MergeCo Shares unless, and until, you make a DTC Election. For more information on these arrangements, please see section 7.12.

Furthermore, given MergeCo is an Irish entity, the holding and trading in its shares, and any receipt of dividends from MergeCo will have Irish tax implications. For further information, see sections 10.5(o) and 11.3.

(c)	MergeCo is incorporated in Ireland; Irish law differs from the laws in effect in Australia and accordingly the rights afforded to shareholders under Irish law may be different to those afforded to shareholders under Australian law.

Carbon Revolution Shareholders’ rights are currently governed by the laws of Australia and the constitution of Carbon Revolution. In comparison, the rights of holders of MergeCo Shares will be governed by the laws of Ireland (see section 9) and MergeCo’s Constitution (see section 7.13). US federal securities laws and the listing rules of NYSE American will also apply to MergeCo, which currently do not apply to Carbon Revolution. As a result, if the Scheme is implemented, the rights of, and protections for, holders of MergeCo Shares will differ to those currently applicable to Carbon Revolution Shareholders. For example, under Australian law, Carbon Revolution is currently prohibited from issuing more than 15% of its fully paid ordinary issued capital over any 12-month period without shareholder approval, unless an exemption applies. In contrast, under Irish law and the MergeCo Constitution, the directors of MergeCo will have a standing authority to issue shares, up to a maximum of MergeCo’s authorised share capital (being 800 million shares), or five years following the date of adoption of the MergeCo Constitution, after which the authority can be renewed by a 50% shareholder vote (for a further maximum of five years although governance considerations may result in renewals for shorter periods or in respect of less than the maximum permitted number of relevant securities being sought or approved ).

10     Risks

(d)	MergeCo does not have experience operating as a public company subject to US federal securities laws and may not be able to adequately develop and implement the governance, compliance, risk management and control infrastructure and culture required for a public company, including compliance with the Sarbanes-Oxley Act.

Neither MergeCo nor Carbon Revolution have experience operating as a public company subject to federal securities laws in the US. As a result, Carbon Revolution’s officers and directors lack experience in managing a public company subject to US’ federal securities laws, which makes their ability to comply with applicable laws, rules and regulations as officers and directors of MergeCo uncertain. MergeCo’s failure to comply with all applicable laws, rules and regulations could subject MergeCo to regulatory scrutiny or sanction, which could adversely affect its reputation, share price and financial performance.

Neither MergeCo nor Carbon Revolution has previously been required to prepare or file periodic or other reports with the SEC or to comply with the other requirements of federal securities laws in the US. They have not previously been required to establish and maintain the disclosure controls and procedures, and internal control over financial reporting applicable to an entity that is a foreign private issuer under US’ federal securities laws, including the Sarbanes-Oxley Act. If MergeCo fails to adequately implement the required governance and control frameworks, MergeCo may experience errors, mistakes and lapses in processes and controls, resulting in a failure to meet requisite standards in the US which may adversely affect its reputation and financial performance.

Additionally, MergeCo will incur significant legal, accounting, insurance and other costs to ensure compliance with federal securities laws in the US and the listing rules of NYSE American. Compliance with these obligations may require members of MergeCo’s management and finance and accounting staff to divert time and resources from other responsibilities to ensure these new regulatory requirements are fulfilled, which may adversely impact MergeCo’s financial performance, operating results and share price.

(e)	MergeCo is an emerging growth company within the meaning of the Securities Act.

MergeCo is an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. For as long as MergeCo continues to be an emerging growth company, MergeCo may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act. MergeCo could be an emerging growth company for up to five years, although MergeCo could lose that status sooner if its revenues exceed US$1.235 billion, if MergeCo issues more than US$1 billion in non-convertible debt in a three-year period, or if it becomes a large accelerated filer, as defined under the Securities Exchange Act. Investors may find MergeCo securities less attractive because MergeCo relies on these exemptions. If some investors find MergeCo securities less attractive as a result, there may be a less active trading market for MergeCo Shares, and the price of MergeCo Shares may be more volatile.

(f)	Certain MergeCo Shareholders will be subject to lock-up arrangements following Implementation which may impact the liquidity and price of MergeCo Shares.

As noted in section 12.4, the MergeCo Shares held by the MergeCo Directors, SPAC Founder Shareholders, DDGN Advisors and senior management of Carbon Revolution (Locked-Up Shareholders) will be subject to lock-up arrangements for a period of 180 days from Implementation (Lock-Up Period). The inability of these Locked-Up Shareholders to sell MergeCo Shares during the Lock-Up Period may cause, or at least contribute to, limited liquidity in the market for MergeCo Shares. This could affect the prevailing market price at which MergeCo Shareholders are able to sell their MergeCo Shares. Following the end of the Lock-Up Period, MergeCo Shares held by the Locked-Up Shareholders will be able to be freely traded on NYSE American. A significant sale of MergeCo Shares by a Locked-Up Shareholder, or the perception that such a sale might occur, could adversely affect the market price of MergeCo Shares.

10     Risks

(g)	MergeCo may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses. This would subject MergeCo to US GAAP reporting requirements which may be difficult for it to comply with.

As a “foreign private issuer”, MergeCo will not be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. MergeCo’s status as a foreign private issuer means that it will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies whose securities are registered under the Exchange Act, but are not foreign private issuers. For example, MergeCo will not be required to file financial statements prepared in accordance with or reconciled to US GAAP, provided its financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board. MergeCo’s status as a foreign private issuer will also enable it to follow ‘home country’ practice, meaning MergeCo will be able to follow Irish listing requirements and corporate governance practices in lieu of requirements in the US. While these benefits are significant, there is a risk that MergeCo may lose its foreign private issuer status if a majority of its issued shares are held by residents in the US. If MergeCo was to lose its foreign private issuer status, this would substantially increase compliance costs, require MergeCo to file periodic reports and subject MergeCo to additional regulation, which would adversely affect MergeCo’s financial and operational performance.

(h)	MergeCo will be a holding company with no business operations of its own. As a result, it will depend on cash flow from Carbon Revolution to meet its operational obligations.

Following the Business Combination, MergeCo will be a holding company with no business operations of its own or material assets other than the stock of its subsidiaries. MergeCo’s operations will be conducted by its subsidiary, Carbon Revolution, and Carbon Revolution’s subsidiaries. As a holding company, MergeCo will require dividends and other payments from its subsidiaries to meet its cash-flow requirements in the ordinary course. The terms of any credit facility may restrict MergeCo’s subsidiaries from paying dividends and otherwise transferring cash or other assets to it. If there is an insolvency, liquidation or other reorganisation of any of MergeCo’s subsidiaries, MergeCo’s shareholders may have no right to proceed against their assets. Creditors of those subsidiaries will be entitled to payment in full from the sale or other disposal of the assets of those subsidiaries before MergeCo, as an equity holder, would be entitled to receive any distribution from that sale or disposal. If Carbon Revolution is unable to pay dividends or make other payments to MergeCo when needed, MergeCo may be unable to satisfy its obligations, which may have a material adverse affect on the financial and operational performance of MergeCo.

(i)	A market for MergeCo’s securities may not develop, which would adversely affect the liquidity and price of MergeCo’s securities.

An active trading market for MergeCo’s securities following completion of the Transaction may not develop or, if developed, it may not be sustained. As a result, there is a risk that you may be unable to sell your MergeCo Shares unless a market can be established and sustained.

10     Risks

(j)	The price of MergeCo Shares may be volatile.

Upon consummation of the Transaction, the price of MergeCo Shares may fluctuate due to a variety of factors, including:

●	a sell down of the MergeCo Shares to be held by SPAC Founder Shareholders or DDGN Advisors;

●	changes in the industry in which MergeCo and its customers operate;

●	variations in its operating performance and the performance of its competitors in general;

●	actual or anticipated fluctuations in MergeCo’s annual or interim operating results;

●	publication of research reports by securities analysts about MergeCo or its competitors or its industry;

●	the public’s reaction to MergeCo’s press releases, its other public announcements and its filings with the SEC;

●	MergeCo’s failure or the failure of its competitors to meet analysts’ projections or guidance that MergeCo or its competitors may give to the market;

●	additions and departures of key personnel;

●	changes in laws and regulations affecting its business;

●	failure to comply with laws or regulations, including the Sarbanes- Oxley Act, or failure to comply with the requirements of the relevant US stock exchange;

●	actual, potential or perceived control, accounting or reporting problems;

●	commencement of, or involvement in, litigation involving MergeCo;

●	changes in MergeCo’s capital structure, such as future issues of securities or the incurrence of additional debt;

●	the volume of MergeCo’s capital stock available for public sale; and

●	general economic and political conditions such as recessions, interest rates, fuel prices, foreign currency fluctuations, international tariffs, sanctions, export controls, social, political and economic risks and epidemics and pandemics (including the ongoing COVID-19 pandemic), acts of war or terrorism.

These market and industry factors may materially reduce the market price of MergeCo Shares regardless of the operating performance of MergeCo.

Furthermore, as noted in section 8.2(c), Yorkville will have the ability to hedge its position in relation to its requirement to purchase MergeCo Shares under the CEF by short selling in full the quantum of shares that it is required to purchase under any advance notice. Any short selling by Yorkville may have a material and adverse impact on the price of MergeCo Shares depending on the quantum of MergeCo shares being sold relative to overall liquidity of MergeCo Shares following Implementation.

10     Risks

(k)	MergeCo’s securities may not be listed by a US stock exchange and if MergeCo’s securities are accepted for listing on an exchange, MergeCo may in the future fail to satisfy continued listing requirements, resulting in the delisting of such securities.

MergeCo intends to have its securities listed on NYSE American. In order to be admitted to NYSE American, MergeCo is required to meet NYSE American’s listing requirements. If MergeCo fails to meet the listing requirements and NYSE American does not list its securities, the Transaction will not proceed. After Implementation, MergeCo may also fail to satisfy continued listing requirements of NYSE American, resulting in the delisting of the MergeCo Shares, which would result in significant material adverse consequences, including:

●	no, or a limited availability, of market quotations for MergeCo’s securities;

●	reduced liquidity for MergeCo’s securities;

●	a determination under US Securities Law that MergeCo Ordinary Shares are a “penny stock” which will require brokers trading in the MergeCo Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for MergeCo Shares;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute in the US, prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities”. If MergeCo Shares are not listed on NYSE American, MergeCo Shares would not qualify as covered securities and there is a risk that MergeCo would be subject to regulation in each state in which it offers its securities. If MergeCo is required to comply with regulations in each state in which offers securities, this will significantly increase its ongoing compliance and operational costs, which will have a material adverse effect on MergeCo’s financial and operational performance.

(l)	There may be less publicly available information about MergeCo available following Implementation as MergeCo will be considered a foreign private issuer.

MergeCo’s ability to follow Irish listing requirements and corporate governance practices due to its status as a ‘foreign private issuer’ will also mean that less information is available to investors about MergeCo. For example, MergeCo’s status as a foreign private issuer will mean it is exempt from certain rules under the Exchange Act requiring it to file periodic reports and financial statements with the SEC (as noted under section 10.5(f)). It is also anticipated that MergeCo will be exempt from certain disclosure and procedural requirements applicable to proxy solicitations under section 14 of the Exchange Act. Other exemptions are also anticipated to apply which will reduce the amount of publicly available information about MergeCo, or delay its release. Accordingly, there is a risk that there is less information about MergeCo available for consideration than you may be accustomed to if Carbon Revolution remained listed in Australia. There is also a risk that investors in the US may view the information provided by MergeCo as insufficient to make an informed investment decision, which may adversely impact the price of MergeCo Shares.

10     Risks

(m)	An investment in MergeCo will be subject to dilution, including through exercise of warrants, as a result of issues under the CEF or future fundraisings.

In the future, MergeCo may elect or be required to issue further MergeCo Shares (or securities convertible into MergeCo Shares) in connection with fundraisings or existing arrangements. Carbon Revolution is currently subject to the constraints of the Listing Rules (in particular Listing Rule 7.1) regarding the percentage of its capital it is able to issue within a 12-month period. However, as noted in section 10.5(c), the position in respect of MergeCo is different.

There is no assurance that MergeCo Shareholders will be able to participate in any future fundraisings and they may be diluted as a result of such fundraisings. In particular, it will be significantly more difficult and costly for MergeCo to raise equity capital from Australian retail investors compared to Carbon Revolution.

As a result, it may chose not to do so, which will further dilute the interest of existing Carbon Revolution Shareholders should it undertake capital raisings.

Furthermore, on Implementation, MergeCo will have MergeCo Warrants on issue and assuming a Structured Equity Facility is entered into, SEF Warrants are expected to be issued concurrently with Implementation. Any exercise of the MergeCo Warrants or the SEF Warrants in the future will require MergeCo to issue MergeCo Shares, which may substantially dilute MergeCo Shareholders. In addition, as discussed in section 8.4 the possible issue of SEF Warrants may occur as part of a broader effort by Carbon Revolution and the SPAC to source additional equity funding for MergeCo. This funding may not occur on favourable terms and may result in the issue of a substantial quantum of MergeCo Shares or other securities which may substantially dilute MergeCo Shareholders.

Furthermore, under the CEF Agreement, MergeCo has the right to require Yorkville to purchase MergeCo Shares in a series of ‘advances’ over a three- year period, and has agreed to issue 15,000 shares to Yorkville as a ‘commitment fee’ to secure the facility (Commitment Fee Shares). The Commitment Fee Shares will be issued on the sixth trading day following Closing of the Business Combination, and as such will dilute your percentage shareholding in MergeCo following completion of the Transaction.

While it is anticipated that the Commitment Fee Shares held by Yorkville will only account for approximately 0.05% of issued MergeCo Shares following Closing of the Business Combination, MergeCo may also exercise its right under the CEF Agreement to require Yorkville to purchase additional MergeCo Shares. As the price at which Yorkville is issued MergeCo Shares is calculated at a discount to a relevant VWAP, the number of MergeCo Shares issued to Yorkville, and the level of dilution experienced by MergeCo shareholders as a consequence, will increase if the trading price of MergeCo Shares decreases. There is a risk that MergeCo’s ongoing financial and operational requirements post-Implementation require it to exercise its right to issue MergeCo Shares to Yorkville when the trading price of MergeCo Shares is low, which will materially dilute your percentage holding in MergeCo. As noted earlier depending on the funds available from the SPAC Trust Account, the success of other equity funding initiatives and subject to the CEF Ownership Restriction (which may result in Carbon Revolution having access to materially less than the US$60 million headline figure of the CEF), MergeCo may be required to utilise the full US$60 million of placement capacity under the CEF by 30 June 2024.

10     Risks

(n)	Force majeure events may occur within or outside Australia that could impact on global, Australian or other local economies relevant to MergeCo’s financial performance, the operations of MergeCo and the price of MergeCo Shares.

Force majeure events could impact MergeCo’s operations. These events include but are not limited to acts of terrorism, international conflicts, fires, floods, earthquakes, labour strikes, civil wars, natural disasters, COVID-19 or other pandemics, epidemics or health emergencies, governmental restraint (including governmental restraints due to epidemics or pandemics) or other natural or man-made events or occurrences that can have an adverse effect on MergeCo’s business. As MergeCo will have only a limited ability to insure against some of these risks, these risks eventuating may have an adverse effect on the operational and financial performance of MergeCo.

(o)	MergeCo will be subject to the laws of Ireland in relation to taxation, which will have a number of consequences. For example, MergeCo does not intend to pay dividends for the foreseeable future, but if MergeCo pays dividends, its ability to do so is subject to Irish law and such dividends may be subject to Irish dividend withholding tax or Irish income tax, and certain transfers of MergeCo Shares may be subject to Irish capital acquisitions tax or stamp duty.

MergeCo does not expect to pay any cash dividends on MergeCo Shares in the near term and there is no guarantee it will ever be in a position to pay dividends.

However, given MergeCo is an Irish company, MergeCo may only pay dividends and make other distributions (and, generally, make share repurchases and redemptions):

●	out of ‘distributable profits’ shown on its unconsolidated financial statements prepared in accordance with the Irish Companies Act and filed with the Irish Companies Registration Office; and

●	if the net assets of MergeCo are equal to, or exceed, the aggregate of its called up share capital and undistributable reserves and the dividend or other distribution, share repurchase or redemption does not reduce MergeCo’s net assets below such aggregate.

MergeCo has no operational history and does not have distributable profits of its own. Accordingly, in order to pay dividends or make other distributions, share repurchases or redemptions, MergeCo will need to generate distributable profits from the activities of the Carbon Revolution Business following Implementation or otherwise create distributable profits by alternative means, including a reduction of capital.

Further, any dividends paid in the future may be subject to both Irish taxation law and the taxation law of the jurisdiction in which the dividends are received (for the majority of Carbon Revolution Shareholders, this is expected to be Australian law). This may have taxation consequences for Carbon Revolution Shareholders that are different to (and potentially more adverse than) the tax consequences were they to receive dividends from Carbon Revolution. For example, under the Australian taxation regime, Carbon Revolution Shareholders may have been able to reduce the effective tax payable in respect of dividends to the extent they were franked by Carbon Revolution (ie to the extent Carbon Revolution had already paid tax in relation to the dividends).

Ireland does not have an equivalent franking regime.

Furthermore, if MergeCo were to declare and pay dividends in the future, in certain limited circumstances, Irish dividend withholding tax (currently at a rate of 25%) may arise in respect of these dividends. Currently, a number of exemptions from Irish dividend withholding tax exist such that shareholders resident in New Zealand and Australia and other exempt countries may be entitled to exemptions from dividend withholding tax, provided the necessary declarations of residency are put in place.

10     Risks

Despite the above, the tax treatment of dividends may change in the future. As a result, the existing exemptions for Irish dividend withholding tax covering Australian and New Zealand investors may cease to apply. Additionally, changes in Irish corporation tax laws may increase the company tax rate payable by MergeCo, which may in turn adversely affect MergeCo’s financial and operational performance.

A transfer of MergeCo Shares, other than one effected by means of the transfer of book-entry interests in the DTC Settlement System, may be subject to Irish stamp duty. Submission will be made to the Irish Revenue Commissioners to confirm that transfers of MergeCo Shares effected by means of the transfer of book-entry interests in the DTC Settlement System will not be subject to Irish stamp duty. However, if MergeCo Shares are held directly rather than beneficially through the DTC Settlement System, any transfer of MergeCo Shares could be subject to Irish stamp duty (currently at the rate of 1% of the higher of the price paid or the market value of the MergeCo Shares acquired). In addition, transfers of MergeCo Shares into or out of the DTC Settlement System, where in contemplation of a sale of those MergeCo Shares, may be subject to Irish stamp duty. Payment of Irish stamp duty is generally a legal obligation of the transferee. The potential for stamp duty liability may adversely affect the price of MergeCo Shares.

There may be other tax implications of holding MergeCo Shares. Whilst further information is provided in section 11, it is recommended that each shareholder consult his or her own tax adviser as to the tax consequences of holding or dealing in MergeCo Shares and receiving distributions from, MergeCo.

(p)	Provisions in the MergeCo Constitution (including anti-takeover provisions) and under Irish law could make an acquisition of MergeCo more difficult and may limit ability of MergeCo Shareholders to influence matters of corporate governance.

The MergeCo Constitution contain provisions that may delay or prevent a change of control, discourage bids at a premium over the market price of the MergeCo Shares, adversely affect the market price of the MergeCo Shares, and adversely affect the voting and other rights of MergeCo Shareholders. These provisions include: (i) permitting the MergeCo Board to issue preference shares without the approval of the MergeCo Shareholders, with such rights, preferences and privileges as they may designate; and (ii) allowing the MergeCo Board to adopt a shareholder rights plan upon such terms and conditions as it deems expedient in the interests of MergeCo (for further information please see section 9).

The MergeCo Constitution also provides that the MergeCo’s Board will comprise of three classes of directors with the directors of each class serving staggered three-year terms (for further information please see section 9). This may limit the ability of MergeCo Shareholders to influence corporate matters.

10     Risks

(q)	Investors may face difficulties in protecting their interests, and their ability to protect their rights through Australian courts may be limited, because MergeCo is formed under Irish law.

MergeCo’s corporate affairs will be governed by the MergeCo Constitution, the Irish Companies Act and the common law of Ireland. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of MergeCo’s directors under Irish law are governed by the Irish Companies Act and the common law of Ireland. The rights of the MergeCo shareholders and the fiduciary responsibilities of MergeCo’s directors under Irish law may differ from those established under legislation or judicial precedent in Australia, for further information please see section 9.

11 Tax implications

11	Tax implications

This section 11 provides a general overview of Australian, Irish and US’ taxation considerations that may be applicable to Scheme Shareholders on implementation of the Scheme, and the ownership and disposal of MergeCo Shares received by Scheme Shareholders. This general overview has been prepared for informational purposes only. It is not intended to provide tax advice in relation to individual circumstances, and should not be relied on for tax advice. You should consult your own professional tax adviser in relation to your personal circumstances.

11.1	Australian tax implications

(a)	Scope and Tax Comments

This section is a general overview of the Australian tax and duty considerations that may be applicable to Scheme Shareholders on implementation of the Scheme. The Scheme Shareholders considered in this summary are limited to individuals, companies (other than life insurance companies), trusts and complying superannuation funds that hold their Scheme Shares on capital account for Australian income tax purposes. The tax comments outlined in this summary are not applicable to all Scheme Shareholders and do not cover Scheme Shareholders who:

‒	hold their Scheme Shares as a revenue asset (ie trading entities or entities who acquired their Scheme Shares for the purposes of resale at a profit) or as trading stock;

‒	hold or are entitled to acquire, either alone or together with associates, 10% or more of the Scheme Shares;

‒	are partnerships or individuals who are partners of such partnerships;

‒	hold their shares as an asset in a business that is carried on through a permanent establishment in Australia;

‒	acquired their Scheme Shares pursuant to an employee share plan;

‒	are under a legal disability;

‒	are exempt from Australian income tax;

‒	are Ineligible Foreign Shareholders;

‒	are subject to the taxation of financial arrangements rules in Division 230 of the Income Tax Assessment Act 1997 (Cth) in relation to gains and losses on their Scheme Shares;

‒	are subject to the Investment Manager Regime under Subdivision 842-I of the Income Tax Assessment Act 1997 (Cth) in respect of their Scheme Shares;

‒	may be subject to special rules, such as banks, insurance companies, tax exempt organisations, certain trusts, superannuation funds (unless otherwise stated) or dealers in securities;

‒	are ‘temporary residents’ as that term is defined in section 995-1(1) of the Income Tax Assessment Act 1997 (Cth); or

‒	change their tax residence whilst holding Scheme Shares.

11     Tax implications

This summary is based on the Australian tax law, and the practice of the tax authorities, at the time of issue of this Scheme Booklet. The laws are complex and subject to change periodically as is their interpretation by the Courts and the tax authorities. This summary is general in nature and is not intended to be an authoritative or complete statement of the applicable law. This summary does not take into account the tax law of countries other than Australia. The precise implications of ownership or disposal of Scheme Shares will depend upon each Scheme Shareholder’s specific circumstances.

These comments should not be a substitute for advice from an appropriate professional adviser having regard to each Scheme Shareholder’s individual circumstances. All Scheme Shareholders are strongly advised to obtain and rely only on their own professional advice on the tax implications based on their own specific circumstances.

Carbon Revolution is in the process of applying for a class ruling from the ATO regarding the income tax implications for Australian tax resident Scheme Shareholders participating in the Scheme, and the availability of CGT scrip-for- scrip roll-over relief in respect of the Scheme Consideration to be received by Scheme Shareholders, if the Scheme is implemented. The income tax comments provided below are consistent with the positions to be taken in the class ruling application that will be lodged with the ATO.

The class ruling is expected to be issued by the ATO after the Implementation Date. Scheme Shareholders should refer to the final class ruling once it is published on www.ato.gov.au and on the Carbon Revolution website, www.carbonrev.com.

(b)	Australian Resident Shareholders

This section applies to Scheme Shareholders who are residents of Australia for income tax purposes and hold their Scheme Shares on capital account.

(1)	CGT event resulting from the cancellation of Scheme Shares by way of a Capital Reduction

Under the Scheme, the Scheme Shares held by the Scheme Shareholders will be cancelled by way of a Capital Reduction in exchange for the Scheme Consideration.

The cancellation of the Scheme Shares under the Scheme will give rise to a CGT event for Scheme Shareholders. The timing of the CGT event for the Scheme Shareholders should be the date the Scheme Shares are cancelled under the Scheme, being the Implementation Date.

In the absence of CGT roll-over relief (discussed below), the following tax consequences are expected to arise for the Scheme Shareholders that acquired (or are deemed to have acquired) their Scheme Shares on or after 20 September 1985:

●	a capital gain will be realised to the extent the capital proceeds received by the Scheme Shareholder from the cancellation of their Scheme Shares exceeds the cost base of those shares; or

●	a capital loss will be realised to the extent the capital proceeds received by the Scheme Shareholder from the cancellation of their Scheme Shares is less than the reduced cost base of those shares.

11     Tax implications

Capital losses can only be offset against capital gains derived in the same income year or later income years. Specific loss recoupment rules apply to companies and trusts which must be satisfied if those carry forward tax losses are to be used in future years. Scheme Shareholders should seek their own tax advice in relation to the operation of these rules.

(2)	Capital proceeds received by Scheme Shareholders

The capital proceeds on cancellation of the Scheme Shares should be equal to the Scheme Consideration received by the Scheme Shareholders. Therefore, the capital proceeds for the cancellation of the Scheme Shares owned by the Scheme Shareholders should be equal to the market value of the MergeCo Shares received by the Scheme Shareholders under the Scheme. As part of the class ruling being sought from the ATO, confirmation should be provided on the market value of the MergeCo Shares received. Carbon Revolution expects that the value of MergeCo Shares will be determined by reference to the five-day VWAP of MergeCo Shares following commencement of trading on NYSE American.

(3)	Cost base and reduced cost base of a Scheme Share

The cost base of a Scheme Share will generally be equal to the cost of acquiring that Scheme Share, plus any incidental costs of acquisition and cancellation, such as brokerage fees and legal costs.

The reduced cost base of a Scheme Share is determined in a manner similar to the cost base although some differences in the calculation of reduced cost base do exist depending on the Scheme Shareholder’s individual circumstances.

The cost base and reduced cost base of each Scheme Share will depend on the individual circumstances of each Scheme Shareholder.

(4)	CGT discount

The CGT discount may apply to Scheme Shareholders who make a capital gain at the time of the cancellation of their Scheme Shares and are individuals, complying superannuation funds or trusts, who have held, or are taken to have held, their Scheme Shares for at least 12 months (not including the date of acquisition or the date of cancellation) at the time of cancellation. The CGT discount is:

●	50% if the Scheme Shareholder is an individual or trustee: meaning only 50% of the capital gain will be included in assessable income; and

●	33⅓% if the Scheme Shareholder is a trustee of a complying superannuation entity: meaning only two-thirds of the capital gain will be included in assessable income.

The CGT discount is not available to Scheme Shareholders that are companies. The CGT discount is only available to Scheme Shareholders that have made a capital gain, not a capital loss.

If a Scheme Shareholder makes a capital gain, any current year and/or carried forward capital losses should first be applied to reduce the undiscounted capital gain. Then the relevant CGT discount should be applied.

11     Tax implications

The resulting amount should be included in the Scheme Shareholder’s net capital gain for the income year and included in assessable income.

The CGT discount rules relating to trusts are complex. Trustees should seek their own independent advice on how the CGT discount applies to them and the trust’s beneficiaries.

(5)	CGT scrip-for-scrip roll-over relief

Scheme Shareholders who make a capital gain from the cancellation of their Scheme Shares may be eligible to choose CGT scrip-for-scrip roll-over relief (provided certain conditions are met). If a capital loss arises, CGT scrip-for-scrip roll-over relief is not available.

Broadly, CGT scrip-for-scrip roll-over relief enables Scheme Shareholders to disregard the capital gain they make from the cancellation of their Scheme Shares under the Scheme.

Scheme Shareholders do not need to inform the ATO or document their choice to claim CGT scrip-for-scrip roll-over relief in any particular way, other than to complete their income tax return in a manner consistent with their choice.

(6)	Consequences for choosing CGT scrip-for-scrip roll-over relief

If a Scheme Shareholder chooses to obtain CGT scrip-for-scrip roll-over relief, the capital gain arising on the cancellation of their Scheme Shares under the Scheme should be disregarded.

The first element of the cost base for their MergeCo Shares is then determined by attributing, on a reasonable basis, the existing cost base of the Scheme Shares exchanged under the Scheme. The first element of the reduced cost base is determined similarly.

For the purposes of determining future eligibility for the CGT discount, the acquisition date of the MergeCo Shares is taken to be the day after the Scheme Shares were acquired by the Scheme Shareholder. The CGT discount start date will be the day after the MergeCo Shares are acquired by the Scheme Shareholder.

(7)	Consequences if CGT scrip-for-scrip roll-over relief is not available or is not chosen

If a Scheme Shareholder does not qualify for CGT scrip-for-scrip roll-over relief, or the Scheme Shareholder chooses not to obtain CGT scrip-for-scrip roll-over relief, the general CGT treatment outlined at paragraph 11.1(b)(1) will apply and their cost base in the MergeCo Shares received should be equal to their market value as outlined in paragraph 11.1(b)(2).

If a Scheme Shareholder makes a capital loss from the cancellation of their Scheme Shares, this loss may be used to offset capital gains in the same or subsequent years of income (subject to satisfying certain conditions). The capital loss cannot be offset against ordinary income or carried back to offset net capital gains arising in earlier income years.

(8)	Consequences if a Scheme Shareholder receives a dividend in the future on a MergeCo Share

A dividend received by a Scheme Shareholder on a MergeCo Share (grossed up for any withholding tax that may have been withheld and remitted to the Irish tax authority) will be assessable to the Scheme Shareholder in the income year in which the dividend is paid. As MergeCo is not an Australian resident, such dividends cannot be franked.

11     Tax implications

If Irish withholding tax is withheld on a dividend, a Scheme Shareholder may be entitled to a foreign income tax offset. The offset will only be available to the extent the dividend has been treated as assessable income in Australia. It may also be reduced by the Scheme Shareholder’s foreign income tax offset limit. To the extent a foreign income tax offset is available, it will be applied against the Scheme Shareholders amount of tax payable in the relevant income year. To the extent the Scheme Shareholder has no assessable income (before applying available tax losses) or a tax loss in the relevant income year, the foreign income tax offset will not be available.

(c)	Foreign Tax Resident Shareholders

This section applies to Scheme Shareholders that are not residents of Australia for Australian income tax purposes (ie foreign tax residents) and that hold their Scheme Shares on capital account and have not held their Scheme Shares at any time in carrying on a business at or through a permanent establishment in Australia.

Foreign tax resident Scheme Shareholders who hold their Scheme Shares on capital account should not be subject to the CGT rules in Australia on the disposal of their Scheme Shares on the basis that either:

●	their associates hold, or are entitled to acquire, less than 10% of the Scheme Shares over a period of 24 months until the Scheme Shares are cancelled; and/or

●	the underlying assets of Carbon Revolution are not derived from ‘taxable Australian real property’.

A dividend received by a Scheme Shareholder that is a foreign tax resident on a MergeCo Share should not be assessable in Australia.

(d)	Foreign Resident CGT Withholding Rules

Australia’s foreign resident capital gains withholding tax regime applies to transactions involving the acquisition of certain indirect interests in Australian real property from relevant foreign residents. The withholding rate is 12.5%.

On the basis that the Scheme Shares held by Scheme Shareholders will be cancelled and in any case should not be considered ‘taxable Australian real property’, the foreign resident capital gains withholding tax regime should not apply.

Accordingly, the regime should not operate to require Carbon Revolution to withhold an amount of the Scheme Consideration that is to be paid to the Scheme Shareholders that are non-residents of Australia. Carbon Revolution has confirmed, based on current information, it does not intend to withhold under the regime.

(e)	Stamp Duty

No stamp duty should be payable by the Scheme Shareholders on the cancellation of their Scheme Shares under the Scheme or on the receipt by Scheme Shareholders of the MergeCo Shares as Scheme Consideration.

11 Tax implications

(f)	GST

No GST should be payable by Scheme Shareholders on the cancellation of their Scheme Shares under the Scheme, or on the receipt by Scheme Shareholders of the MergeCo Shares as Scheme Consideration.

Scheme Shareholders who are registered for GST may not be entitled to input tax credits (or only entitled to reduced input tax credits) for any GST incurred on costs associated with the disposal of their Scheme Shares.

(g)	Disclaimer

To persons receiving this document in Australia: the information contained in this section does not constitute ‘financial product advice’ within the meaning of the Corporations Act. To the extent that this document contains any information about a ‘financial product’ within the meaning of the Corporations Act, taxation is only one of the matters that must be considered when making a decision about the relevant financial product. This material has been prepared for general circulation and does not take into account the objectives, financial situation or needs of any recipient. Accordingly, any recipient should, before acting on this material, consider taking advice from a person who is licensed to provide financial product advice under the Corporations Act. Any recipient should, before acting on this material, also consider the appropriateness of this material having regard to their objectives, financial situation and needs and consider obtaining independent financial advice.

11.2	US tax implications

The following is a discussion of certain material US federal income tax considerations applicable to Scheme Shareholders that are non-US holders on Implementation and the ownership and disposition of MergeCo Shares.

For purposes of this discussion, the term “non-US holder” means a beneficial owner (other than a partnership or other pass-through entity) of Scheme Shares or MergeCo Shares that:

(a)	is not, for US federal income tax purposes:

‒	an individual who is a citizen or resident of the US;

‒	a corporation, or other entity treated as a corporation for US federal income tax purposes, created or organised in or under the laws of the US or of any political subdivision of the US;

‒	an estate the income of which is subject to US federal income taxation regardless of its source;

‒	a trust if (1) a US court is able to exercise primary supervision over the administration of the trust and one or more US persons has authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect under applicable US Treasury Regulations to be treated as a US person; or

‒	a “US resident” for purposes of the sourcing rules of the US Internal Revenue Code; and

(b)	does not conduct a trade or business in the US.

This discussion does not address the tax treatment of partnerships or other entities that are pass-through entities for US federal income tax purposes or persons who hold Scheme Shares or MergeCo Shares through partnerships or such other pass-through entities. The tax treatment of a partner in a partnership or other entity that is treated as a pass-through entity for US federal income tax purposes generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership or other pass-through entity that holds Scheme Shares or MergeCo Shares should consult his, her or its own tax adviser regarding the tax consequences.

11     Tax implications

This discussion is based on current provisions of the US Internal Revenue Code, existing and proposed US Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this Scheme Booklet and all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change or differing interpretation could alter the tax consequences to non-US holders described in this Scheme Booklet. There can be no assurance that the Internal Revenue Service will not challenge one or more of the tax consequences described in this Scheme Booklet.

This discussion addresses only non-US holders that hold Scheme Shares or MergeCo Shares as a capital asset (generally, property held for investment) for US federal income tax purposes. This discussion does not address all aspects of US federal income tax that may be relevant to a particular non-US holder in light of that non-US holder’s individual circumstances, nor does it address any aspects of US state, local or non-US taxes, the alternative minimum tax, or the US Medicare tax on net investment income. This discussion also does not consider any specific facts or circumstances that may apply to a non-US holder and does not address the special tax rules applicable to particular non-US holders, such as:

●	financial institutions;

●	brokers or dealers in securities;

●	tax-exempt or governmental organisations;

●	pension plans;

●	owners that hold Scheme Shares or MergeCo Shares as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment or who have elected to mark securities to market;

●	insurance companies;

●	controlled foreign corporations;

●	non-US governments;

●	passive foreign investment companies; and

●	certain US expatriates.

This discussion is for information only and is not, and is not intended to be, legal or tax advice. Prospective investors should consult their own tax advisers regarding the US federal, state, local, estate and non-us income and other tax considerations of the Scheme and the ownership and disposition of MergeCo Shares, including the consequences of any proposed changes in applicable laws.

US tax consequences for non-US holders

Noting the foregoing qualifications, non-US holders should not be subject to tax in the US on income or gain, if any, realised in connection with the Implementation of the Scheme. Non-US holders should not be subject to tax in the US with respect to any income or gain as a result of the ownership or disposition of MergeCo Shares.

Certain third party reporting requirements in the US may apply under certain circumstances with respect to sales or other dispositions made within the US or through certain US-related financial intermediaries; in addition, backup withholding may apply in the case of certain dispositions of MergeCo Shares through the offices of brokers that have certain connections to the US, if the relevant payor does not receive proper certification to establish that the holder is not a US person (as defined in the US Internal Revenue Code).

11     Tax implications

11.3	Irish tax implications

The following is a summary of the anticipated material Irish tax consequences of MergeCo being incorporated and tax resident in Ireland on the ownership and disposal of MergeCo Shares received by Scheme Shareholders. The summary is based upon Irish tax laws and the practice of the Irish Revenue Commissioners in effect on the date of this Scheme Booklet and submissions which will be made to the Irish Revenue Commissioners. Changes in law and/or administrative practice may result in a change in the tax consequences described below, possibly with retrospective effect.

A “Non-Irish Holder” is a person who will beneficially own their MergeCo Shares, that is neither a resident nor ordinarily resident in Ireland for Irish tax purposes and will not hold their MergeCo Shares in connection with a trade carried on by such person through an Irish branch or agency.

The summary does not, except where expressly stated, consider the position of Non-Irish Holders who hold their MergeCo Shares directly (and not beneficially through a broker or custodian (through the Depository Trust Company)). The Irish tax consequences of transactions in MergeCo Shares held directly are generally negative when compared with MergeCo Shares held through the Depository Trust Company. Any Non-Irish Holder contemplating holding their MergeCo Shares directly should consult their personal tax advisers as to the Irish tax consequences of acquiring, owning and disposing of such MergeCo Shares.

(a)	Irish stamp duty

The rate of stamp duty (where applicable) on transfers of shares or warrants of Irish incorporated companies is generally 1% of the greater of the price paid or market value of the shares or warrants acquired. Where Irish stamp duty arises it is generally a liability of the transferee; however, in the case of a gift or transfer at less than fair market value, all parties to the transfer are jointly and severally liable.

Subject to the approval of the Irish Revenue Commissioners, no stamp duty is expected to be payable on the issue of MergeCo Shares pursuant to the Scheme.

Irish stamp duty may be payable in respect of transfers of MergeCo Shares, depending on the manner in which the MergeCo Shares are held.

MergeCo expects to enter into arrangements with the Depository Trust Company to allow the MergeCo Shares to be settled through the DTC Settlement System. Submission will be made to the Irish Revenue Commissioners to confirm that transfers of MergeCo Shares effected by means of the transfer of book entry interests in the Depository Trust Company will not be subject to Irish stamp duty. It is expected that this confirmation should be granted, in which case a transfer of MergeCo Shares effected by means of the transfer of book-entry interests in the Depository Trust Company will not be subject to Irish stamp duty.

A transfer of MergeCo Shares where any party to the transfer holds such MergeCo Shares outside of the Depository Trust Company may be subject to Irish stamp duty. Should the confirmation from the Irish Revenue Commissioners be granted, holders of MergeCo Shares wishing to transfer their MergeCo Shares into (or out of) the Depository Trust Company may do so without giving rise to Irish stamp duty provided that (a) there is no change in the beneficial ownership of such shares as a result of the transfer; and (b) the transfer into (or out of) the Depository Trust Company is not effected in contemplation of a sale of such shares by a beneficial owner to a third party.

11     Tax implications

A transfer of MergeCo Shares where any party to the transfer holds such MergeCo Shares outside of the Depository Trust Company may be subject to Irish stamp duty. Should the confirmation from the Irish Revenue Commissioners be granted, holders of MergeCo Shares wishing to transfer their MergeCo Shares into (or out of) the Depository Trust Company may do so without giving rise to Irish stamp duty provided that (a) there is no change in the beneficial ownership of such shares as a result of the transfer; and (b) the transfer into (or out of) the Depository Trust Company is not effected in contemplation of a sale of such shares or warrants by a beneficial owner to a third party.

Due to the potential Irish stamp duty charge on transfers of MergeCo Shares held outside of the Depository Trust Company, it is strongly recommended that all shareholders should hold their MergeCo Shares through the Depository Trust Company (or through a broker who in turn holds such shares through the Depository Trust Company).

(b)	Irish tax on dividends

Distributions made by MergeCo will, in the absence of one of many exemptions, be subject to Irish dividend withholding tax (DWT), currently at a rate of 25%.

For DWT and Irish income tax purposes, a distribution includes any distribution that may be made by MergeCo to holders of MergeCo Shares, including cash dividends, non-cash dividends and additional stock taken in lieu of a cash dividend. Where an exemption from DWT does not apply in respect of a distribution made to a holder of MergeCo Shares, MergeCo is responsible for withholding DWT on making such distribution.

Irish domestic law provides that a Non-Irish Holder of MergeCo Shares is not subject to DWT on distributions received from MergeCo if such holder of MergeCo Shares is beneficially entitled to the distribution and is either:

●	a person (not being a company) resident for tax purposes in a relevant territory (being an EU member state or a country with which Ireland has signed a double taxation treaty (a Relevant Territory), including Australia) and is neither resident nor ordinarily resident in Ireland;

●	a company resident for tax purposes in a Relevant Territory, provided such company is not under the control, whether directly or indirectly, of a person or persons who is or are resident in Ireland;

●	a company that is controlled, directly or indirectly, by persons resident in a Relevant Territory and who is or are (as the case may be) not controlled by, directly or indirectly, persons who are not resident in a Relevant Territory;

●	a company whose principal class of shares (or those of its 75% direct or indirect parent) is substantially and regularly traded on a stock exchange in Ireland, on a recognised stock exchange either in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance; or

●	a company that is wholly owned, directly or indirectly, by two or more companies where the principal class of shares of each of such companies is substantially and regularly traded on a stock exchange in Ireland, a recognised stock exchange in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance and provided, in all cases noted above (save, subject to the approval of the Irish Revenue Commissioners, in the case of shareholders resident in the US (a) holding their MergeCo Shares through the Depository Trust Company, provided the addressees of the beneficial owners of such MergeCo Shares in the records of the brokers holding such MergeCo Shares are recorded as being in the US or (b) holding their MergeCo Shares outside of the Depository Trust Company, in which case an IRS Form 6166 can be provided instead of a DWT Form), MergeCo or, in respect of MergeCo Shares held through the Depository Trust Company, any qualifying intermediary appointed by MergeCo, has received from the holder of such MergeCo Shares, where required, the relevant DWT Forms prior to the payment of the distribution.

11     Tax implications

In practice, in order to ensure sufficient time to process the receipt of relevant DWT Forms, the holders of MergeCo Shares, where required, should furnish the relevant DWT Form to:

●	its broker (and the relevant information is further transmitted to any qualifying intermediary appointed by MergeCo) before the record date for the distribution (or such later date before the distribution payment date as may be notified to the holder of MergeCo Shares by the broker) if its MergeCo Shares are held through the Depository Trust Company; or

●	MergeCo’s transfer agent before the record date for the distribution if its MergeCo Shares are held outside of the Depository Trust Company.

Links to the various DWT Forms are available at: www.revenue.ie/en/companies-and-charities/dividend-withholding-tax/exemptions-for-non-residents.aspx. The information on such website does not constitute a part of, and is not incorporated by reference into, this Scheme Booklet.

For Non-Irish Holders of MergeCo Shares that cannot avail themselves of one of Ireland’s domestic law exemptions from DWT, it may be possible for such holder of MergeCo Shares to rely on the provisions of a double taxation treaty to which Ireland is party to reduce the rate of DWT.

Distributions paid in respect of MergeCo Shares held through the Depository Trust Company that are owned by a partnership formed under the laws of a Relevant Territory and where all the underlying partners are resident in a Relevant Territory will be entitled to exemption from DWT if all of the partners complete the appropriate DWT Forms and provide them to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by MergeCo) before the record date for the distribution (or such later date before the distribution payment date as may be notified to the holder of MergeCo Shares by the broker). If any partner is not a resident of a Relevant Territory, no part of the partnership’s position is entitled to exemption from DWT.

Prior to paying any distribution, MergeCo will put in place an agreement with an entity that is recognised by the Irish Revenue Commissioners as a “qualifying intermediary,” which will provide for certain arrangements relating to distributions in respect of MergeCo Shares that are held through the Depository Trust Company, which are referred to as the “Deposited Securities.” The agreement will provide that the qualifying intermediary shall distribute or otherwise make available to Cede & Co., as nominee for the Depository Trust Company, any cash dividend or other cash distribution with respect to the Deposited Securities after MergeCo delivers or causes to be delivered to the qualifying intermediary the cash to be distributed.

11     Tax implications

MergeCo will rely on information received directly or indirectly from its qualifying intermediary, brokers and its transfer agent in determining where holders of MergeCo Shares reside, whether they have provided the required US tax information and whether they have provided the required DWT Forms. Holders of MergeCo Shares that are required to file DWT Forms in order to receive distributions free of DWT should note that such forms are generally valid, subject to a change in circumstances, until December 31 of the fifth year after the year in which such forms were completed.

Irish income tax may arise for certain persons in respect of distributions received from MergeCo. A Non-Irish Holder that is entitled to an exemption from DWT will generally have no Irish income tax or universal social charge liability on a distribution from MergeCo. A Non-Irish Holder that is not entitled to an exemption from DWT, and therefore distributions paid to such a holder are subject to DWT, generally will have no additional Irish income tax liability or liability to universal social charge. The DWT deducted by MergeCo discharges the Irish income tax liability and liability to universal social charge.

(c)	Irish capital taxes

(1)	Tax on chargeable gains

The current rate of tax on chargeable gains (where applicable) in Ireland is 33%. Non-Irish Holders should not be within the territorial scope of a charge to Irish capital gains tax on a disposal of their MergeCo Shares, provided that such MergeCo Shares neither (a) were used in or for the purposes of a trade carried on by such Non- Irish Holder through an Irish branch or agency, nor (b) were used, held or acquired for use by or for the purposes of an Irish branch or agency.

(2)	Capital acquisitions tax (CAT)

CAT comprises principally gift tax and inheritance tax on property situated in Ireland for CAT purposes or otherwise within the territorial scope of CAT. CAT could apply to a gift or inheritance of MergeCo Shares because MergeCo Shares will be regarded as property situated in Ireland for CAT purposes. The person who receives the gift or inheritance has primary liability for CAT. CAT is currently levied at a rate of 33% on the value of any taxable gift or inheritance above certain tax-free thresholds. The appropriate tax-free threshold depends upon: (1) the relationship between the donor and the donee; and (2) the aggregation of the values of previous taxable gifts and inheritances received by the donee from persons within the same group threshold. Gifts and inheritances passing between spouses are exempt from CAT, as are gifts to certain charities. Children have a lifetime tax-free threshold of €335,000 in respect of taxable gifts or inheritances received from their parents. There is also a “small gift exemption” from CAT whereby the first €3,000 of the taxable value of all taxable gifts taken by a donee from any one donor, in each calendar year, is exempt from CAT and is also excluded from any future aggregation. This exemption does not apply to an inheritance.

The Irish tax considerations summarised in this section 11.3 are for general information only and are not intended to provide any definitive tax representations to shareholders. Each shareholder should consult their own tax adviser as to the particular Irish tax consequences that may apply to such shareholder.

12 Additional information

12	Additional information

12.1	Interests of Carbon Revolution Directors in Carbon Revolution securities

As at the Last Practicable Date, the Carbon Revolution Directors have the following Relevant Interests in Carbon Revolution Shares:

Carbon Revolution Director	Number of Carbon Revolution Shares	Number of rights issued under Carbon Revolution’s employee equity incentive plans	Number of options issued under Carbon Revolution’s employee equity incentive plans
James Douglas	1,878,102	Nil.	Nil.
Jake Dingle	4,170,862	484,975	2,484,245
Lucia Cade	79,757	Nil.	Nil.
Dale McKee	124,717	Nil.	Nil.
Mark Bernhard	106,607	Nil.	Nil.

No Carbon Revolution Director acquired or disposed of a Relevant Interest in any Carbon Revolution Shares during the four months before the date of this Scheme Booklet.

12.2	Carbon Revolution equity incentive arrangements

(a)	Overview of arrangements

As detailed in the 2022 Annual Report released on ASX on 29 August 2022, Carbon Revolution operates short term and long term incentive plans under which options and rights are offered to employees as an incentive and reward.

Carbon Revolution also operates a tax-exempt share ownership plan, under which employees are annually invited to apply for restricted shares up to a value of A$1,000 (TESP).

In FY20, Carbon Revolution used an employee stock ownership plan (ESOP) to deliver a one-off award to a number of employees to reward their efforts in achieving the listing of Carbon Revolution on ASX, and to align their interests with the shareholders from listing and for retention purposes.

In FY21, Carbon Revolution introduced a non-executive director fee sacrifice plan (NED Sacrifice Plan) and a salary restructure scheme plan for eligible employees (Employee Rights Plan).

As at the Last Practicable Date, there are on issue:

‒	595,317 vested rights granted under Carbon Revolution’s short term incentive plans and Employee Rights Plan, each of which entitles the holder to acquire 1 Carbon Revolution Share. These rights have a nil exercise price;

‒	298,594 unvested rights granted under Carbon Revolution’s FY22 short term incentive plan (FY22 STI) each of which entitles the holder to acquire 1 Carbon Revolution Share, subject to satisfaction of the service condition. The FY22 STI rights were granted to Mr Jake Dingle and vest 12 months after the original grant date, being 13 December 2023. These rights have a nil exercise price;

12 Additional information

‒	609,244 unvested rights granted under Carbon Revolution’s FY21 long term incentive plan (FY21 LTI), each of which entitles the holder to acquire 1 Carbon Revolution Share, subject to the satisfaction of certain conditions. The rights granted under the FY21 LTI have a performance period that commenced on 21 September 2020 and ends on 20 September 2023. These rights have a nil exercise price;

‒	4,945,959 vested options granted under the ESOP, each of which entitles the holder to acquire 1 Carbon Revolution Share. The options have an exercise price of A$2.60;

‒	5,780,825 unvested options granted under Carbon Revolution’s FY22 long term incentive plan (FY22 LTI), each of which entitles the holder to acquire 1 Carbon Revolution Share, subject to the satisfaction of certain vesting conditions. The performance period commenced on 21 September 2021 and ends on 20 September 2024. The options have an exercise price of A$1.60; and

‒	271,923 restricted shares, which were either granted under Carbon Revolution’s TESP or issued on conversion of rights granted under the NED Sacrifice Plan, and which can only be dealt with (unless the conditions are otherwise waived) on the satisfaction of certain conditions.

(b)	Vested rights

Subject to the Scheme becoming Effective, the Carbon Revolution Board has determined to automatically exercise all vested rights that have not been exercised prior to the Scheme Record Date, except in respect of 16,471 vested rights held by one former executive, which will be cancelled in exchange for cash (see section 12.2(c)).

(c)	Vested and unvested options and unvested rights

Subject to the Scheme becoming Effective, all vested and unvested options and unvested rights will be cancelled for nil consideration, except as described below.

In relation to:

‒	1,935,597 vested ESOP options, 611,991 FY22 LTI unvested options, 145,171 unvested FY21 LTI rights and as referred to above, 16,471] vested rights held by former executives and employees of Carbon Revolution, subject to the Scheme becoming Effective and subject to the consent of the former executives and employees, these securities will be cancelled. In exchange, a total of approximately A$210,000 in cash will be paid to the former executives and employees following completion of the Transaction; and

‒	298,594 unvested FY22 STI rights granted to Mr Jake Dingle, the Carbon Revolution Board has determined that, subject to the Scheme becoming Effective, all such rights will vest and automatically convert into Carbon Revolution Shares on the Scheme Record Date.

Carbon Revolution Shareholders should have regard to the proposed treatment of the 298,594 unvested FY22 STI rights held by Mr Jake Dingle when considering his recommendation on the Scheme. The Carbon Revolution Board considers that, notwithstanding these arrangements, it is appropriate for Mr Jake Dingle to make a recommendation on the Scheme, given his role in the operation and management of Carbon Revolution and that Carbon Revolution Shareholders would wish to know Mr Jake Dingle’s views in relation to the Scheme. If the Transaction does not proceed, these rights will vest 12 months after their issue (which will be 13 December 2023), subject to Mr Jake Dingle being employed on the vesting date.

12 Additional information

(d)	Restricted shares

In relation to the 231,606 restricted shares issued under the TESP and the 28,226 restricted shares held by Mr James Douglas and 14,807 restricted shares held by Ms Lucia Cade under the NED Fee Sacrifice Plan, the Carbon Revolution Board has determined that, subject to the Scheme becoming Effective, the restrictions on these shares will cease (noting however that the MergeCo Shares issued to Mr James Douglas and Ms Lucia Cade in connection with the cancellation of these restricted shares will be subject to the lock-up arrangements described in section 12.4).

Carbon Revolution Shareholders should have regard to the proposed treatment of the restricted shares held by Mr James Douglas and Ms Lucia Cade when considering their respective recommendations on the Scheme. The Carbon Revolution Board considers that, notwithstanding these arrangements, it is appropriate for Mr James Douglas and Ms Lucia Cade to each make a recommendation on the Scheme, given Carbon Revolution Shareholders would wish to know each of their views in relation to the Scheme. If the Transaction does not proceed, the trading restrictions attached to these shares pursuant to the NED Fee Sacrifice Plan will continue until February 2024.

For a summary of the post-Implementation incentive arrangements relating to MergeCo, please see section 7.7.

(e)	FY23 STI

As noted above, Carbon Revolution operates a short-term incentive (STI) plan. In respect of the financial year ended 30 June 2023, the Carbon Revolution Board has resolved to make aggregate awards under the short term incentive plan equal to a maximum of A$1.58 million. These awards are between 40% and 45% of the maximum opportunities and reflect partial achievement of the revenue target (and allowance for material impacts to revenue outside of management’s control), non-achievement of EBITDA objective, full achievement of the corporate objective, and a range of achievement of individual objectives set by the Carbon Revolution Board depending on individual performance outcomes. These awards include an award to Jake Dingle of A$157,590 (representing 40% of the maximum opportunity). The Carbon Revolution Board considers that, notwithstanding these arrangements, it is appropriate for Mr Jake Dingle to make a recommendation on the Scheme, given his role in the operation and management of Carbon Revolution and that Carbon Revolution Shareholders would wish to know Mr Jake Dingle’s views in relation to the Scheme.

The awards are subject to Implementation of the Transaction and the MergeCo Board determining the method of award of the STIs, which may be made wholly in cash, wholly in MergeCo Incentive Securities or in some combination of the two. Any MergeCo Incentive Securities issued will be issued under the MergeCo Incentive Equity Plan.

12 Additional information

12.3	Other benefits and agreements

(a)	Interests of Carbon Revolution Directors in MergeCo and SPAC securities

As at the date of this Scheme Booklet, no Carbon Revolution Director has an interest in any securities of MergeCo or the SPAC.

No Carbon Revolution Director has acquired or disposed of an interest in any securities of MergeCo or the SPAC during the four months before the date of this Scheme Booklet.

(b)	Interests of Carbon Revolution Directors in contracts with MergeCo or the SPAC

Other than as set out in this booklet, No Carbon Revolution Director has any interest in any contract entered into by MergeCo or the SPAC, or any of its related bodies corporate.

(c)	Benefits in connection with retirement from office

There is no payment or other benefit that is proposed to be made or given to any director, secretary or executive officer of Carbon Revolution (or any of its related bodies corporate) as compensation for the loss of, or consideration for or in connection with his or her retirement from, office in Carbon Revolution (or any of its related bodies corporate) in connection with the Scheme.

(d)	Benefits from MergeCo or the SPAC

Other than the proposed changes to the compensation arrangements of Non- Executive Directors as discussed in section 7.6 and the receipt of incentive securities discussed in section 7.7, no Carbon Revolution Director has agreed to receive, or is entitled to receive, any benefit from MergeCo or the SPAC, or any of its related bodies corporate, which is conditional on, or is related to, the Scheme. While Jake Dingle is currently a director of MergeCo he has received no benefits to date (noting that Jake Dingle has received an indemnity from MergeCo in relation to his role as director).

(e)	Agreements connected with or conditional on the Scheme

Other than as disclosed in section 12.2, there are no agreements or arrangements made between any Carbon Revolution Director and any other person in connection with, or conditional on, the outcome of the Scheme.

12.4	Lock-up and Escrow arrangements

Carbon Revolution Shares and MergeCo Shares (as applicable) will each be subject to escrow restrictions. These restrictions are summarised below.

(a)	Escrow arrangements

The Directors and senior management of Carbon Revolution are committed to the long-term value creation opportunities available to the Combined Group, and have therefore entered into voluntary escrow arrangements in connection with the Transaction. As a result, the Carbon Revolution personnel set out in section 5.4 (and certain entities and persons associated with them) are prevented from dealing with any Carbon Revolution securities held by them prior to Implementation of the Scheme.

12 Additional information

The table below sets out the Carbon Revolution Shares subject to the escrow restrictions held by various Directors and senior management of Carbon Revolution. Incentive securities which are currently on issue and have not already been converted to Carbon Revolution Shares and which were held by members of management on 30 November 2022 are also subject to these restrictions. The escrow restrictions in relation to each shareholder will lapse upon Implementation of the Scheme.

Shareholder	Carbon Revolution Shares subject to escrow arrangements
James Douglas	1,878,102 Carbon Revolution Shares
Jake Dingle	3,573,674 Carbon Revolution Shares
Lucia Cade	79,757 Carbon Revolution Shares
Dale McKee	124,717 Carbon Revolution Shares
Mark Bernhard	106,607 Carbon Revolution Shares
Gerard Buckle	193,448 Carbon Revolution Shares
Ashley Denmead	1,341,664 Carbon Revolution Shares
David Nock	67,058 Carbon Revolution Shares
David French	N/A
Jesse Kalkman	N/A
Andrew Higginbotham	36,737 Carbon Revolution Shares
Sam Casabene	N/A

(b)	Lock-up arrangements

The escrow restrictions summarised in section 12.4(a), which apply to Carbon Revolution Shares and securities which are convertible into Carbon Revolution Shares, will lapse upon Implementation of the Scheme. Noting the commitment of the Carbon Revolution Directors and senior management to the long term value creation opportunities available to the Combined Group, the Carbon Revolution personnel set out in the table above, along with the incoming MergeCo Directors (to the extent they hold any MergeCo Shares), SPAC Founder Shareholders and DDGN Advisors will also be subject to separate lock-up arrangements following Implementation of the Scheme.

In contrast to the escrow arrangements, these lock-up arrangements will apply restrictions to dealings in MergeCo Shares (or securities which are convertible into MergeCo Shares) received in connection with the Scheme. These restrictions will apply for 180 days following Implementation.

12.5	Scheme Implementation Deed

(a)	Introduction

On 30 November 2022, Carbon Revolution, MergeCo and the SPAC entered into the Scheme Implementation Deed, which governs the conduct of the Scheme.

A summary of the key terms of the Scheme Implementation Deed is set out below. A full copy of the Scheme Implementation Deed was released to ASX on 30 November 2022 and can be obtained from www2.asx.com.au/markets/company/cbr.

12 Additional information

(b)	Conditions Precedent (clause 3.1)

The Scheme is subject to a number of Conditions Precedent set out in clause 3.1 of the Scheme Implementation Deed. The Scheme will not become Effective and the Scheme Shareholders will not receive the Scheme Consideration unless all of the Conditions Precedent to the Scheme are satisfied or waived (where capable of waiver) in accordance with the Scheme Implementation Deed.

Conditions Precedent	Status
Shareholder approval: the Requisite Majorities of Carbon Revolution Shareholders approve the Scheme and the Capital Reduction at the Scheme Meeting.	Carbon Revolution Shareholders will vote to approve the Scheme (at the Scheme Meeting at 1.00pm on 9 October 2023) and the Capital Reduction (at the General Meeting at 1.30pm on 9 October 2023).
Court approval: the Court approves the Scheme in accordance with section 411(4)(b) of the Corporations Act.	The Court will be asked to approve the Scheme on the Second Court Date, which is scheduled for 11 October 2023.
No Prescribed Occurrence: no Carbon Revolution Prescribed Occurrence, SPAC Prescribed Occurrence or MergeCo Prescribed Occurrence occurs between (and including) 30 November 2022 and 8.00am on the Second Court Date.	As at the date of this Scheme Booklet, the Directors are not aware of any prescribed occurrence having occurred, and are not aware of any reason a prescribed occurrence will occur prior to 8.00am on the Second Court Date.
Restraints: no restraining order, injunction or other order that would restrain or prohibit the Scheme, completion of the Transaction, the rights of MergeCo in respect of Carbon Revolution or the Carbon Revolution Shares to be acquired under the Scheme or the rights of Merger Sub in respect of the Business Combination with the SPAC, or that would require the divestiture by MergeCo of any assets of the Carbon Revolution Group or of any Merger Sub Shares, made by a court of competent jurisdiction or Australian, US or Irish Government Agency is in effect at 8.00am on the Second Court Date.	As at the Last Practicable Date there has been no restraining order, injunction or other order that would prevent satisfaction of this condition precedent to the Transaction.
Representations and warranties: the representations and warranties given by Carbon Revolution, MergeCo and the SPAC to each other are accurate and not misleading in all material respects at 30 November 2022 and at 8.00am on the Second Court Date (unless expressly relating to an earlier date).	As at the date of this Scheme Booklet, the Directors are not aware of any breach of any such representations and warranties having occurred, and are not aware of any reason such a breach will occur prior to 8.00am on the Second Court Date.

12 Additional information

Conditions Precedent	Status
FIRB: the necessary written notice or interim order is made under the Foreign Acquisitions and Takeovers Act 1976 (Cth) or the Treasurer of the Commonwealth of Australia becomes precluded by the passage of time from making an order or decision under this Act, before 5.00pm on the Business Day before the Second Court Date.	The requisite notice was obtained on 23 May 2023 and applies until 23 May 2024.
Independent Expert: the Independent Expert issues an Independent Expert’s Report which concludes that the Scheme and the Capital Reduction are in the best interests of the Carbon Revolution Shareholders before the time this Scheme Booklet is registered by ASIC, and does not change its conclusion or withdraw the report before 8.00am on the Second Court Date.	The Independent Expert has concluded that the Scheme and Capital Reduction are in the best interests of the Carbon Revolution Shareholders. Please see Annexure 1 for more information.
SPAC Shareholder Approval: the SPAC Proposals and SPAC Extension Proposals are approved by SPAC Shareholders by a valid requisite affirmative vote.72

The SPAC Extension Proposals were approved by SPAC Shareholders on 7 March 2023 (Melbourne time).

The SPAC Proposals will be voted on by SPAC Shareholders at the SPAC Shareholder Meeting, which is expected to be held on 26 September 2023 (New York time) subject to the SEC declaring the Registration Statement effective on 6 September 2023 (New York time).

Business Combination Agreement: the Business Combination Agreement has not been terminated or rescinded, and is effective in accordance with its terms at 8.00am on the Second Court Date.	As at the Last Practicable Date the Business Combination Agreement remains in full force and effect.
Business Combination Deadline: the SPAC’s business combination deadline extends to a date after 31 May 2023 or another date the parties agree to, and the SPAC continues to satisfy the continued listing standards of the NYSE, NYSE American or NASDAQ until the Implementation Date.	As announced in Carbon Revolution’s ASX announcement dated 13 March 2023, SPAC Shareholders voted to extend the business combination deadline of the SPAC at 9.00am on Monday, 6 March 2023 (New York time).
Registration Statement: the MergeCo Registration Statement is declared effective under the US Securities Act and is not subject of any stop order at 8.00am on the Second Court Date.	The Registration Statement is expected to be declared effective under the Securities Act on 6 September 2023 (New York time).

72 As noted in the Chair’s letter, a 50% majority (in respect of the proposal to adopt the Business Combination Agreement and the Scheme Implementation Deed) and a two-thirds majority (in respect of the Business Combination itself) are required. As at the date of this Scheme Booklet, the SPAC Founder Shareholders have agreed to vote in favour of the SPAC Proposals and collectively own 46% of the issued SPAC Shares.

12 Additional information

Conditions Precedent	Status
Registration Rights Agreement: the Registration Rights Agreement has been executed and delivered by the SPAC to MergeCo and Carbon Revolution and has not been terminated or materially altered or amended prior to 8.00am on the Second Court Date.	As at the Last Practicable Date it is expected that the Registration Rights Agreement will delivered by the SPAC to MergeCo and Carbon Revolution before 8.00am on the Second Court Date.
MergeCo Net Tangible Assets: at 8.00am on the Second Court Date, MergeCo and its Subsidiaries are reasonably expected to have at least US$5,000,001 of net tangible assets immediately following the Implementation Date and exercise by SPAC Shareholders of their Redemption Rights.	As at the Last Practicable Date it is expected MergeCo and its Subsidiaries will have at least US$5,000,001 of net tangible assets immediately following the Implementation Date and exercise by SPAC Shareholders of their Redemption Rights.
ATO Ruling: Carbon Revolution receives a draft copy of the ATO Ruling in an acceptable form before 5.00pm on the Business Day before the Second Court Date.	As at the Last Practicable Date the draft ATO Ruling is expected prior to 8.00am on the Second Court Date.
Nasdaq or NYSE Quotation: the MergeCo Shares to be issued pursuant to the Scheme have been approved for listing on either Nasdaq, NYSE or NYSE American before 8.00am on the Second Court Date.	An application in respect of admission of MergeCo to NYSE American has been made as at the date of this Scheme Booklet.
CEF Agreement: the CEF Agreement remains in full force and effect at 8.00am on the Second Court Date.	As at the date of this Scheme Booklet, the Carbon Revolution Directors are not aware of any reason the CEF will have been terminated prior to 8.00am on the Second Court Date.
Composition Agreement/SEAS: MergeCo enters into a composition agreement with the Revenue Commissioners of Ireland and a Special Eligibility Agreement for Securities with the Depository Trust Company in respect of the MergeCo Shares and MergeCo Warrants before 8.00am on the Second Court Date.[73]	It is expected that these revenue clearances will be obtained prior to 8.00am on the Second Court Date.

73 The Composition Agreement is an agreement between MergeCo and the Irish Revenue Commissioners under which MergeCo will assume liability for stamp duty arising on certain transfers of MergeCo Shares into and out of the DTC Settlement System. It is put in place to assure DTC that it will not be liable to account for any Irish stamp duty on MergeCo Shares and MergeCo Warrants held beneficially through the DTC Settlement System. The SEAS is an agreement to be entered into between MergeCo and DTC, amongst others, whereby DTC agrees to accept MergeCo Shares and MergeCo Warrants into the DTC Settlement System.

12 Additional information

The Scheme will not proceed unless all of the conditions precedent to the Scheme are satisfied or waived (as applicable) in accordance with the Scheme Implementation Deed.

As at the date of this Scheme Booklet, each of Carbon Revolution, MergeCo and the SPAC are not aware within their own knowledge of any circumstances which would cause any condition precedent to not be satisfied.

(c)	Carbon Revolution Board recommendation (clause 5.11)

The Scheme Implementation Deed requires Carbon Revolution to procure the Carbon Revolution Board to unanimously recommend that Carbon Revolution Shareholders vote in favour of the Scheme and Capital Reduction and prohibits the Carbon Revolution Board from adversely changing, adversely modifying, adversely qualifying or withdrawing his or her recommendation or intention to vote in favour of the Scheme and the Capital Reduction subject to:

(1)	the Independent Expert concluding that the Scheme and the Capital Reduction are in the best interests of Carbon Revolution Shareholders;

(2)	there being no Superior Proposal;

(3)	a requirement or request by a court or Government Agency that one or more Carbon Revolution Board members abstain from making a recommendation; and

(4)	receiving written advice from Carbon Revolution’s external Australian legal advisers that a change, modification, qualification or withdrawal to the recommendation is required by virtue of the fiduciary and statutory duties of the Carbon Revolution Board Members.

(d)	SPAC Board recommendation (clause 5.12)

The Scheme Implementation Deed requires the SPAC Board to recommend that SPAC Shareholders vote in favour of the SPAC Proposals and SPAC Extension Proposals in any communications in relation to the Transaction with SPAC Shareholders, and prohibits the SPAC Board from withdrawing or changing their recommendation unless a SPAC Competing Transaction is proposed and the SPAC Board determines in good faith and acting reasonably, having received legal advice from its external legal advisers, that failing to withdraw or change their recommendation in favour of the Scheme would constitute a breach of their fiduciary or statutory duties to SPAC Shareholders.

(e)	Conduct of business (clauses 5.6 – 5.8)

The Scheme Implementation Deed contains certain restrictions on conduct of business given by each of Carbon Revolution (as set out in clause 5.6 of the Scheme Implementation Deed) the SPAC (as set out in clause 5.7 of the Scheme Implementation Deed) and MergeCo (as set out in clause 5.8 of the Scheme Implementation Deed) that are customary for a transaction of this kind.

(f)	Representations and warranties (clause 6)

The Scheme Implementation Deed contains representations and warranties given by each of Carbon Revolution and the SPAC to each other, as well as MergeCo to Carbon Revolution and the SPAC.

These representations and warranties are set out in Schedule 3 (in the case of Carbon Revolution), Schedule 2 (in the case of the SPAC), and Schedule 4 (in the case of MergeCo) of the Scheme Implementation Deed.

12 Additional information

(g)	Exclusivity (clause 10)

The Scheme Implementation Deed contains certain customary exclusivity provisions which apply to Carbon Revolution and the SPAC, and may be summarised as follows:

(1)	No shop: Each of Carbon Revolution and the SPAC must not solicit, invite, encourage or initiate any inquiry, expression or interest, offer, proposal, discussion or other communication by any person which may reasonably be expected to encourage or lead to a Competing Proposal or SPAC Competing Transaction (as applicable);

(2)	No talk: Each of Carbon Revolution and the SPAC must not participate in any discussions or provide certain information which would be reasonably expected to lead to or encourage a Competing Proposal or SPAC Competing Transaction (as applicable);

(3)	Notification: if either of Carbon Revolution or the SPAC is approached in relation to a Competing Proposal or SPAC Competing Transaction (as applicable) or a proposed or potential Competing Proposal or SPAC Competing Transaction (as applicable), Carbon Revolution or the SPAC must notify the other party as soon as possible (and in any event within 24 hours), and provide all material terms and conditions of the Competing Proposal or SPAC Competing Transaction; and

(4)	Matching rights: Carbon Revolution is prohibited from entering into an agreement to undertake a Competing Proposal and any member of the Carbon Revolution Board is prohibited from changing their recommendation, publicly recommending an actual, proposed or potential Competing Proposal (or recommend against the Transaction) or making any public statement to the effect that they may do so at a future point or endorsing a proposed or potential Competing Proposal, unless Carbon Revolution has given the SPAC at least five Business Days to provide a matching or Superior Proposal.

Neither Carbon Revolution nor the SPAC is required to comply with the ‘no talk’ provision in respect of a Competing Proposal or SPAC Competing Transaction (as applicable) if the Carbon Revolution Board or SPAC Board (as applicable) determines that the Competing Proposal or SPAC Competing Transaction (as applicable) could be reasonably expected to become a Superior Proposal (in respect of Carbon Revolution) or a Superior SPAC Transaction (in respect of the SPAC).

The ‘no shop’ or ‘no talk’ provisions do not prevent or restrict Carbon Revolution or the SPAC (as applicable) from responding to a Third Party in respect of an unsolicited enquiry, expression of interest, offer, proposal or discussion to make a Competing Proposal or SPAC Competing Transaction (as applicable) by merely acknowledging receipt and advising that it may only engage in negotiations or other communications if the fiduciary out in clause 10.2 of the Scheme Implementation Deed applies. The exclusivity provisions are set out in full in clause 10 of the Scheme Implementation Deed.

(h)	Reimbursement Fee (clause 11)

Each of Carbon Revolution and the SPAC have agreed to pay the other party the Reimbursement Fee of US$2 million (inclusive of any GST) in certain circumstances.

12 Additional information

In summary, the circumstances in which Carbon Revolution is required to pay the Reimbursement Fee to the SPAC are in relation to:

(1)	the withdrawal or change of recommendation by any member of the Carbon Revolution Board that Carbon Revolution Shareholders vote in favour of the Scheme and the Capital Reduction, except in certain circumstances (eg the Independent Expert concluding the Scheme and Capital Reduction are not in the best interests of Carbon Revolution Shareholders);

(2)	a Competing Proposal being announced during the Exclusivity Period and completed within 12 months of the date of such announcement;

(3)	the termination of the Scheme Implementation Deed by the SPAC:

(A)	for a material breach by Carbon Revolution, MergeCo or Merger Sub of the Scheme Implementation Deed or the Business Combination Agreement;

(B)	if there is a Carbon Revolution Prescribed Occurrence or Carbon Revolution Regulated Event; or

(C)	if certain Conditions Precedent are not satisfied (namely those set out in clauses 3.1(f) (No Carbon Revolution Prescribed Occurrence), 3.1(h) (No MergeCo Prescribed Occurrence), 3.1(t) (MergeCo Representations and Warranties) and 3.1(s) (Carbon Revolution Representations and Warranties) of the Scheme Implementation Deed;

(4)	the Court failing to approve the terms of the Scheme which has been approved by Carbon Revolution Shareholders, as a result of material non-compliance by Carbon Revolution with any obligations under the Scheme Implementation Deed; or

(5)	the Scheme becoming Effective but the Business Combination not occurring due to a breach by Carbon Revolution or MergeCo of its obligations under the Scheme Implementation Deed, the Scheme, the Deed Poll or the Business Combination Agreement.

In summary, the circumstances in which the SPAC is required to pay the Reimbursement Fee to Carbon Revolution are in relation to:

(6)	the withdrawal or change of recommendation by any member of the SPAC Board that SPAC Shareholders vote in favour of the SPAC Proposals and SPAC Extension Proposals;

(7)	a SPAC Competing Proposal being announced during the Exclusivity Period and completed within 12 months of the date of such announcement;

(8)	the termination of the Scheme Implementation Deed by Carbon Revolution:

(A)	for a material breach by the SPAC of the Scheme Implementation Deed or the Business Combination Agreement;

(B)	if there is a SPAC Prescribed Occurrence; or

(C)	if certain Conditions Precedent are not satisfied (namely those set out in clauses 3.1(g) (No SPAC Prescribed Occurrence), 3.1(m) (Transaction Documents), 3.1(q) (CEF Agreement) and 3.1(u) (SPAC Representations and Warranties) of the Scheme Implementation Deed;

12 Additional information

(9)	the Scheme becoming Effective but the Business Combination not occurring due to a breach by the SPAC of its obligations under the Scheme Implementation Deed, Scheme, Deed Poll or Business Combination Agreement; or

(10)	the Court failing to approve the terms of the Scheme for which Carbon Revolution Shareholder approval has been obtained, as a result of material non-compliance by the SPAC with any of its obligations under the Scheme Implementation Deed.

For full details of the Reimbursement Fee, see clause 11 of the Scheme Implementation Deed.

(i)	Termination (clause 12)

Each of Carbon Revolution and the SPAC may terminate the Scheme Implementation Deed in limited circumstances, in summary:

(1)	at any time before 8.00am on the Second Court Date, where the other party is in material breach of the Scheme Implementation Deed (and that breach has not been remedied within 10 Business Days or any shorter period ending at 5.00pm on the Business Day before the Second Court Date);

(2)	at any time before 8.00am on the Second Court Date if the Court or another Australian, US or Irish Government Agency (including any other court) has taken any action permanently restraining or prohibiting the Transaction and such action has become final and cannot be appealed, reviewed or there is no realistic prospect of an appeal or review succeeding by the End Date;

(3)	in certain circumstances where an event occurs which would or does prevent certain Conditions Precedent being satisfied;

(4)	if the Effective Date for the Scheme has not or will not occur on or before the End Date; or

(5)	if Carbon Revolution Shareholders have not agreed to the Scheme and Capital Reduction at the Scheme Meeting by the requisite majorities.

The SPAC may terminate the Scheme Implementation Deed at any time before 8.00am on the Second Court Date if, in summary:

(6)	there is a Carbon Revolution Prescribed Occurrence or Carbon Revolution Regulated Event;

(7)	any member of the Carbon Revolution Board fails to recommend or withdraws, adversely changes, adversely modified or adversely qualifies their support of the Scheme or their recommendation that the Carbon Revolution Shareholders vote in favour of the Scheme and the Capital Reduction or makes a public statement indicating that they no longer recommend the Transaction or recommends, supports or endorses another transaction (including any Competing Proposal), other than where any Carbon Revolution Board Member is required or requested by a court or Government Agency to abstain or withdraw from making a recommendation to vote in favour of the Scheme or the Capital Reduction; or

(8)	Carbon Revolution enters into any legally binding agreement, arrangement or understanding to give effect to any actual, proposed or potential Competing Proposal.

12 Additional information

(9)	Carbon Revolution may terminate the Scheme Implementation Deed if, in summary:

(A)	at any time before 8.00am on the Second Court Date the Carbon Revolution Board or a majority of the Carbon Revolution Board has changed, withdrawn, modified or qualified its recommendation as permitted under clause 5.11 of the Scheme Implementation Deed;

(B)	there is a SPAC Prescribed Occurrence;

(10)	any SPAC Board Member fails to recommend or withdraws, adversely changes, adversely modifies or adversely qualifies their support of the Transaction or their recommendation that SPAC Shareholders vote in favour of the SPAC Proposals and SPAC Extension Proposals or makes a public statement indicating that they no longer support the Transaction or supports, endorses or recommends (including by way of accepting or voting or stating an intention to accept or vote in respect of any SPAC Shares held by that SPAC Board Member) a SPAC Competing Transaction, other than where any SPAC Board Member is required or requested by a court or Government Agency to abstain or withdraw from making a recommendation to vote in favour of the SPAC Proposals and SPAC Competing Transaction;

(11)	the SPAC enters into any legally binding agreement, arrangement or understanding to give effect to any actual, proposed or potential SPAC Competing Transaction;

(12)	by 8 March 2023 the SPAC has not obtained SPAC Shareholder approval to extend the deadline for completing a business combination; or

(13)	following exercise by SPAC Shareholders of their Redemption Rights in connection with the SPAC Extension Proposal, the SPAC fails to continue to satisfy the continued listing standards of the NYSE, NYSE American or Nasdaq or would not continue to satisfy such continued listing standards until the Implementation Date.

The Scheme Implementation Deed is also terminable if:

●	agreed to in writing by the SPAC and Carbon Revolution; or

●	the Business Combination Agreement has been terminated.

For full details of each party’s termination rights, see clause 12 of the Scheme Implementation Deed

12.6	Consents, disclosures and fees

(a)	Consents

This Scheme Booklet contains statements made by, or statements said to be based on statements made by:

(1)	MergeCo in respect of the MergeCo Information only;

(2)	the SPAC in respect of the SPAC Information only; and

(3)	Grant Thornton Corporate Finance Pty Ltd as the Independent Expert.

Each of those persons named above has consented to the inclusion of each statement it has made in the form and context in which the statements appear and has not withdrawn that consent at the date of this Scheme Booklet.

12 Additional information

The following parties have given and have not, before the time of registration of this Scheme Booklet with ASIC, withdrawn their consent to be named in this Scheme Booklet in the form and context in which they are named:

(4)	E&P Corporate Advisory Pty Ltd as financial adviser to the Carbon Revolution board in relation to the Australian aspects of the Transaction;

(5)	Herbert Smith Freehills as Australian legal adviser to Carbon Revolution (except in relation to tax, stamp duty and certain financing matters);

(6)	Goodwin Procter LLP as US legal adviser to Carbon Revolution;

(7)	Arthur Cox LLP as Irish legal adviser to Carbon Revolution;

(8)	CMD Global Partners, LLC as US financial advisor to Carbon Revolution;

(9)	Craig-Hallum Capital Group LLC as placement and capital markets adviser to the SPAC;

(10)	Computershare Trust Company, N.A., in its capacity as MergeCo Registry and exchange agent; and

(11)	Link Market Service Limited as the Carbon Revolution Share Registry.

(b)	Disclosures and responsibility

Each person named in section 12.6(a):

(1)	has not authorised or caused the issue of this Scheme Booklet;

(2)	does not make, or purport to make, any statement in this Scheme Booklet or any statement on which a statement in this Scheme Booklet is based, other than:

(A)	MergeCo in respect of the MergeCo Information only;

(B)	the SPAC in respect of the SPAC Information only; and

(C)	Grant Thornton Corporate Finance Pty Ltd in relation to its Independent Expert’s Report; and

(3)	to the maximum extent permitted by law, expressly disclaims all liability in respect of, makes no representation regarding, and takes no responsibility for, any part of this Scheme Booklet other than a reference to its name and the statement (if any) included in this Scheme Booklet with the consent of that party as specified in this section 12.6(b).

(c)	Fees

As at 31 August 2023 and in connection with the Transaction and the preparation of this Scheme Booklet, Carbon Revolution had incurred costs of approximately A$13.6 million including to its financial, legal, tax and other professional advisers.

From 1 September 2023, if the Scheme is implemented, Carbon Revolution expects to pay approximately A$32.8 million (excluding GST) in further Transaction costs. In aggregate, if the Scheme is not implemented, Carbon Revolution expects to pay approximately A$2.4 million (excluding GST) in further Transaction costs after 1 September 2023.

12 Additional information

12.7	Regulatory relief

(a)	ASX Waiver

Carbon Revolution has applied for, and the ASX has granted Carbon Revolution a waiver of Listing Rules 6.23.2 and 6.23.3 to the extent necessary to permit the treatment of the certain securities issued under Carbon Revolution’s existing equity incentive arrangements as set out in section 12.2.

(b)	ASIC Relief

Paragraph 8302(h) of Part 3 of Schedule 8 of the Corporations Regulations requires this Scheme Booklet to set out whether, within the knowledge of the Carbon Revolution Directors, the financial position of Carbon Revolution has materially changed since the date of the last balance sheet laid before Carbon Revolution in general meeting (being its financial statements for the financial year ended 30 June 2022) or sent to Carbon Revolution shareholders in accordance with section 314 or 317 of the Corporations Act and, if so, full particulars of any change.

ASIC has granted Carbon Revolution relief from this requirement so that this Scheme Booklet only needs to set out whether, within the knowledge of the Carbon Revolution Directors, the financial position of Carbon Revolution has materially changed since 31 December 2022 (being the last date of the period to which the financial statements for the half-year ended 31 December 2022 relate) and, if so, full particulars of any change.

12.8	No unacceptable circumstances

The Carbon Revolution Directors believe that the Scheme does not involve any circumstances in relation to the affairs of Carbon Revolution that could reasonably be characterised as constituting ‘unacceptable circumstances’ for the purposes of section 657A of the Corporations Act.

12.9	No other material information

Except as disclosed elsewhere in this Scheme Booklet, so far as the Carbon Revolution Directors are aware, there is no other information that is:

●	material to the making of a decision by a Carbon Revolution Shareholder whether or not to vote in favour of the Scheme and the Capital Reduction; and

●	known to any Carbon Revolution Director at the date of lodging this Scheme Booklet with ASIC for registration,

which has not previously been disclosed to Carbon Revolution Shareholders.

12.10	Supplementary disclosure

Carbon Revolution will issue a supplementary document to this Scheme Booklet if it becomes aware of any of the following between the date of this Scheme Booklet and the Second Court Date:

●	a material statement in this Scheme Booklet is false or misleading in a material respect;

●	a material omission from this Scheme Booklet;

12 Additional information

●	a significant change affecting a matter included in this Scheme Booklet (unless Carbon Revolution has stated that it will provide the update in a different manner); or

●	a significant new matter has arisen and it would have been required to be included in this Scheme Booklet if it had arisen before the date of this Scheme Booklet.

Depending on the nature and timing of the changed circumstances, and subject to obtaining any relevant approvals, Carbon Revolution may circulate and publish any supplementary document by:

●	making an announcement to the ASX;

●	placing an advertisement in a prominently published newspaper which is circulated generally throughout Australia;

●	posting or emailing the supplementary document to Carbon Revolution Shareholders at their address shown on the Carbon Revolution Share Register; and/or

●	posting a statement on Carbon Revolution’s website at www.carbonrev.com,

as Carbon Revolution, in its absolute discretion, considers appropriate.

(a)	SPAC redemptions, Structured Equity Facility and supplementary disclosure

As detailed in section 7.2, Carbon Revolution Shareholders’ collective ownership in MergeCo following Implementation and as detailed in section 8 the amount of funding available to MergeCo following Implementation will depend partially on the rate of redemption of Class A SPAC Shares in connection with the vote to approve the Business Combination. To assist Carbon Revolution Shareholders in considering this information, a sensitivity table is provided under section 7.2 in respect of the ownership of MergeCo and a further sensitivity table is provided in section 8 in respect of the funding position of MergeCo. Grant Thornton has also opined on the fairness and reasonableness of the Scheme by reference to redemptions up to 100% (see Annexure 1). Once the redemption rate is known, Carbon Revolution will announce it to the ASX and on the Carbon Revolution website in order to make the redemption information available to Carbon Revolution Shareholders for their consideration prior to the proxy deadline for the Scheme Meeting and General Meeting.

As detailed in section 8, Carbon Revolution and the SPAC are seeking to obtain further equity funding for MergeCo, including by seeking the proposed Structured Equity Facility, which may impact Carbon Revolution Shareholders’ collective ownership in MergeCo following Implementation as set out in section 7.3. If agreements in respect of additional equity funding are entered into (including in respect of the proposed Structured Equity Facility), Carbon Revolution will announce this to the ASX and on the Carbon Revolution website in order to make the information available to Carbon Revolution Shareholders for their consideration prior to the proxy deadline for the Scheme Meeting and General Meeting.

12.11	International offer restrictions

This Scheme Booklet does not constitute an offer of shares in any jurisdiction in which it would be unlawful. In particular, this Scheme Booklet may not be distributed to any person and no MergeCo Shares may be offered or sold, in any country outside Australia, except to the extent provided below.

12 Additional information

(a)	Cayman Islands

No offer or invitation to subscribe for MergeCo Shares may be made to the public in the Cayman Islands or from within the Cayman Islands.

(b)	Germany and Spain

This Scheme Booklet is not a prospectus under Regulation (EU) 2017/1129 of the European Parliament and the Council of the European Union (the Prospectus Regulation). Therefore, this Scheme Booklet has not been, and will not be, registered with or approved by any securities regulator in Germany, Spain or elsewhere in the European Union. Accordingly, this Scheme Booklet may not be made available, nor may the MergeCo Shares be offered for sale or exchange, in the European Union except in circumstances that do not require the obligation to publish a prospectus under the Prospectus Regulation.

In accordance with Article 1(4) of the Prospectus Regulation, an offer of MergeCo Shares in each of Germany and Spain:

●	to persons who are “qualified investors” (as defined in Article 2(e) of the Prospectus Regulation);

●	to fewer than 150 other natural or legal persons; and

●	in any other circumstance falling within Article 1(4) of the Prospectus Regulation.

(c)	Hong Kong

WARNING: The contents of this Scheme Booklet have not been reviewed or approved by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the Scheme. If you are in any doubt about any of the contents of this Scheme Booklet, you should obtain independent professional advice.

This Scheme Booklet does not constitute an offer or invitation to the public in Hong Kong to acquire or subscribe for or dispose of any securities. This Scheme Booklet also does not constitute a prospectus (as defined in section 2(1) of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong)) or notice, circular, brochure or advertisement offering any securities to the public for subscription or purchase or calculated to invite such offers by the public to subscribe for or purchase any securities, nor is it an advertisement, invitation or document containing an advertisement or invitation falling within the meaning of section 103 of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

Accordingly, unless permitted by the securities laws of Hong Kong, no person may issue or cause to be issued this Scheme Booklet in Hong Kong, other than to persons who are “professional investors” (as defined in the Securities and Futures Ordinance and any rules made thereunder) or in other circumstances that do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance.

No person may issue or have in its possession for the purposes of issue, this Scheme Booklet or any advertisement, invitation or document relating to these securities, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than any such advertisement, invitation or document relating to securities that are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors.

12 Additional information

Copies of this Scheme Booklet may be issued to a limited number of persons in Hong Kong in a manner that does not constitute any issue, circulation or distribution of this Scheme Booklet, or any offer or an invitation in respect of these securities, to the public in Hong Kong. This Scheme Booklet is for the exclusive use of Carbon Revolution shareholders in connection with the Scheme. No steps have been taken to register or seek authorisation for the issue of this Scheme Booklet in Hong Kong.

This Scheme Booklet is confidential to the person to whom it is addressed and no person to whom a copy of this Scheme Booklet is issued may issue, circulate, distribute, publish, reproduce or disclose (in whole or in part) this Scheme Booklet to any other person in Hong Kong or use for any purpose in Hong Kong other than in connection with consideration of the Scheme by Carbon Revolution Shareholders.

(d)	New Caledonia

This Scheme Booklet is not a prospectus under the Prospectus Regulation. Therefore, this Scheme Booklet has not been, and will not be, registered with or approved by any securities regulator in New Caledonia, France or elsewhere in the European Union. Accordingly, this Scheme Booklet may not be made available, nor may the MergeCo Shares be offered for sale or exchange, in New Caledonia except in circumstances that do not require the obligation to publish a prospectus under the Prospectus Regulation.

In accordance with Article 1(4) of the Prospectus Regulation, an offer of MergeCo Shares in New Caledonia:

●	to persons who are “qualified investors” (as defined in Article 2(e) of the Prospectus Regulation); and

●	in any other circumstance falling within Article 1(4) of the Prospectus Regulation.

(e)	New Zealand

This Scheme Booklet is not a New Zealand disclosure document and has not been registered, filed with or approved by any New Zealand regulatory authority under or in accordance with the Financial Markets Conduct Act 2013 or any other New Zealand law. The offer of MergeCo Shares under the Scheme is being made to existing shareholders of Carbon Revolution in reliance upon the Financial Markets Conduct (Incidental Offers) Exemption Notice 2021 and, accordingly, this Scheme Booklet may not contain all the information that a disclosure document is required to contain under New Zealand law.

(f)	Singapore

This Scheme Booklet and any other document relating to the Scheme have not been, and will not be, registered as a prospectus with the Monetary Authority of Singapore and the Scheme is not regulated by any financial supervisory authority in Singapore. Accordingly, statutory liabilities in connection with the contents of prospectuses under the Securities and Futures Act 2001 (SFA) will not apply.

This Scheme Booklet and any other document relating to the Scheme may not be made the subject of an invitation for subscription, purchase or receipt, whether directly or indirectly, to persons in Singapore except pursuant to exemptions in Subdivision (4) Division 1, Part 13 of the SFA, including the exemption under section 273(1)(c) of the SFA, or otherwise pursuant to, and in accordance with the conditions of, any other applicable provisions of the SFA.

12 Additional information

Any offer is not made to you with a view to MergeCo Shares being subsequently offered for sale to any other party in Singapore. You are advised to acquaint yourself with the SFA provisions relating to on-sale restrictions in Singapore and comply accordingly.

This Scheme Booklet is being furnished to you on a confidential basis and solely for your information and may not be reproduced, disclosed, or distributed to any other person. Any investment referred to in this Scheme Booklet may not be suitable for you and it is recommended that you consult an independent investment adviser if you are in doubt about such investment.

Neither Carbon Revolution nor MergeCo is in the business of dealing in securities or holds itself out, or purports to hold itself out, to be doing so. As such, Carbon Revolution and MergeCo are neither licensed nor exempted from dealing in securities or carrying out any other regulated activities under the SFA or any other applicable legislation in Singapore.

(g)	Switzerland

The MergeCo Shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange or on any other stock exchange or regulated trading facility in Switzerland. Neither this Scheme Booklet nor any other offering material relating to the MergeCo Shares constitutes a prospectus or a similar notice as such terms are understood pursuant to art. 35 of the Swiss Financial Services Act or the listing rules of any stock exchange or regulated trading facility in Switzerland. Neither this Scheme Booklet nor any other offering material relating to the MergeCo Shares may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this Scheme Booklet nor any other offering material relating to the MergeCo Shares have been, or will be, filed with or approved by any Swiss regulatory authority or authorized review body. In particular, this Scheme Booklet will not be filed with, and the offer of MergeCo Shares will not be supervised by, the Swiss Financial Market Supervisory Authority.

This Scheme Booklet may be distributed in Switzerland only to existing shareholders of Carbon Revolution and is not for general circulation in Switzerland.

(h)	United Kingdom

Neither this Scheme Booklet nor any other document relating to the Scheme has been delivered for approval to the Financial Conduct Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (FSMA)) has been published or is intended to be published in respect of the MergeCo Shares.

This Scheme Booklet does not constitute an offer of transferable securities to the public within the meaning of the UK Prospectus Regulation or the FSMA. Accordingly, this Scheme Booklet does not constitute a prospectus for the purposes of the UK Prospectus Regulation or the FSMA.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 FSMA) received in connection with the issue or sale of the MergeCo Shares has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) FSMA does not apply to Carbon Revolution.

In the United Kingdom, this Scheme Booklet is being distributed only to, and is directed at, persons: (i) who fall within Article 43 (members of certain bodies corporate) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005; or (ii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this Scheme Booklet relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this Scheme Booklet.

12 Additional information

(i)	US

Carbon Revolution and MergeCo intend to rely on an exemption from the registration requirements of the US Securities Act of 1933 provided by section 3(a)(10) thereof in connection with the consummation of the Scheme and the issuance of MergeCo Shares. Approval of the Scheme by an Australian court will be relied upon by Carbon Revolution and MergeCo for purposes of qualifying for the section 3(a)(10) exemption.

US shareholders of Carbon Revolution should note that the Scheme is made for the securities of an Australian company in accordance with the laws of Australian and the listing rules of ASX. The Scheme is subject to disclosure requirements of Australia that are different from those of the US.

It may be difficult for you to enforce your rights and any claim you may have arising under US federal securities laws since Carbon Revolution and MergeCo are located in Australia and most of their respective officers and directors reside outside the US. You may not be able to sue Carbon Revolution, MergeCo or their respective officers or directors in Australia for violations of the US securities laws. It may be difficult to compel Carbon Revolution and its affiliates to subject themselves to a US court’s judgment.

You should be aware that MergeCo may purchase securities otherwise than under the Scheme, such as in open market or privately negotiated purchases.

This Scheme Booklet has not been filed with or reviewed by the US Securities and Exchange Commission or any state securities authority and none of them has passed upon or endorsed the merits of the Scheme or the accuracy, adequacy or completeness of this Scheme Booklet. Any representation to the contrary is a criminal offence.

The MergeCo Shares to be issued pursuant to the Scheme have not been, and will not be, registered under the US Securities Act or the securities laws of any US state or other jurisdiction. The Scheme is not being made in any US state or other jurisdiction where it is not legally permitted to do so.

13 Glossary

13	Glossary

13.1	Definitions

In this Scheme Booklet, unless the context otherwise appears, the following terms have the meanings shown below:

Term	Meaning
Adviser	any individual who is engaged to provide professional advice (including accounting, consulting, financial or legal advice).
Announcement	the ASX announcement titled ‘signing of merger agreement documents’ released to the ASX by Carbon Revolution on 30 November 2022.
ASIC	the Australian Securities and Investments Commission.
ASX	ASX Limited ABN 98 008 624 691 and, where the context requires, the financial market that it operates.
ATO	the Australian Taxation Office.
Business Combination	the merger between the SPAC and Merger Sub, as more fully described in the Business Combination Agreement.
Business Combination Agreement	the business combination agreement entered into between Carbon Revolution, MergeCo, Merger Sub and the SPAC dated 29 November 2022.
Business Day	a day that is not a Saturday, Sunday, public holiday or bank holiday in Melbourne, Australia; the Grand Cayman Islands; Delaware, US; or Dublin, Ireland (as the context requires).
Capital Reduction

the equal reduction of capital under section 256B of the Corporations Act, pursuant to which all Carbon Revolution Shares are to be cancelled in accordance with the terms of the Capital Reduction Resolution.

Capital Reduction Resolution	the resolution of Carbon Revolution Shareholders to approve the Capital Reduction.

13 Glossary

Term	Meaning
Carbon Revolution	Carbon Revolution Limited ACN 128 274 653.
Carbon Revolution Board	the board of directors of Carbon Revolution.
Carbon Revolution Business	means the business carried on by Carbon Revolution and its subsidiaries.
Carbon Revolution Director	a member of the Carbon Revolution Board.
Carbon Revolution Group	Carbon Revolution and each of its subsidiaries, and a reference to a Carbon Revolution Group Member or a member of the Carbon Revolution Group is to Carbon Revolution or any of its subsidiaries.
Carbon Revolution Information	the information contained in this Scheme Booklet, other than: 1 the MergeCo Information; 2 the SPAC Information; and 3 the Independent Expert’s Report.
Carbon Revolution Operations	means Carbon Revolution Operations Pty Ltd ACN 154 435 355.
Carbon Revolution Prescribed Occurrence

other than as:

1   required, expressly permitted or expressly contemplated by the Scheme Implementation Deed, the Transaction or the transactions contemplated by either;

2   Fairly Disclosed in the Disclosure Materials; or

3   agreed to in writing by the SPAC,

4   required by any applicable law, regulation or contract disclosed in the Disclosure Materials; or

5   Fairly Disclosed by Carbon Revolution in an announcement made by Carbon Revolution to ASX in the one-year period prior to the date of the Scheme Implementation Deed,

6   the occurrence of any of the following:

7   Carbon Revolution converting all or any of its shares into a larger or smaller number of shares;

13 Glossary

Term	Meaning

8   a Carbon Revolution Group Member resolving to reduce its share capital in any way;

9   a Carbon Revolution Group Member:

10 entering into a buy-back agreement; or

11 resolving to approve the terms of a buy-back agreement under the Corporations Act;

12 a member of the Carbon Revolution Group issuing shares or securities convertible into shares, or granting a performance right or an option over its shares, or agreeing to make such an issue or grant such an option or performance right, other than:

●   in connection with the Bridge Financing;

●   to a directly or indirectly wholly-owned Subsidiary of Carbon Revolution for the purposes of implementing the Transaction;

●   on vesting or exercise of, or in respect of, a right issued under Carbon Revolution’s employee equity incentive plans;

●   to any director or employee in accordance with existing arrangements or in the ordinary course (which existing arrangements or ordinary course remuneration cycle has been Fairly Disclosed in the Disclosure Materials);

13 a member of the Carbon Revolution Group disposing, or agreeing to dispose, of the whole, or a substantial part, of its business or property;

14 a member of the Carbon Revolution Group granting a Security Interest, or agreeing to grant a Security Interest, in the whole, or a substantial part, of its business or property (whether by way of a single transaction or a series of related transactions), other than in connection with existing facilities (or the refinancing of existing facilities), a lien which arises by operation of law or legislation securing an obligation that is not yet due, in connection with the Bridge Financing or in the ordinary course of business; or

15 an Insolvency Event occurs in relation to a Carbon Revolution Group Member; or

16 a Carbon Revolution Group Member directly or indirectly authorises, commits or agrees to take any of the actions referred to in paragraphs 6 to 12 above.

Carbon Revolution Share	a fully paid ordinary share in the capital of Carbon Revolution.
Carbon Revolution Share Register	the register of members of Carbon Revolution maintained in accordance with the Corporations Act.

13 Glossary

Term	Meaning
Carbon Revolution Share Registry	Link Market Service Limited ACN 083 214 537.
Carbon Revolution Shareholder	each person who is registered as the holder of a Carbon Revolution Share in the Carbon Revolution Share Register.
CEF

means the committed equity facility under which Yorkville agrees to purchase MergeCo Shares for an aggregate gross purchase price up to US$60,000,000, subject to the terms and conditions of an equity purchase agreement dated on or around 28 November 2022, as more fully described in section 8.2.

CEF Ownership Restriction	has the meaning given in section 8.2.
Class A SPAC Shares	the Class A ordinary shares of the SPAC, par value US$0.0001 per share.
Class A SPAC Shareholders	holders of Class A SPAC Shares.
Class B SPAC Shares	the Class B ordinary shares of the SPAC, par value US$0.0001 per share.
Combined Group	MergeCo and its subsidiaries, following Implementation, which will include the SPAC and the Carbon Revolution Group.
Competing Bidder	a person other than: 1 MergeCo; 2 the SPAC and its related bodies corporate; or 3 an associate of the SPAC or its related bodies corporate.
Competing Proposal

any proposal, offer, agreement, arrangement or transaction (or expression of interest therefor), which, if entered into or completed, would result in a Third Party (either alone or together with any Associate):

1   directly or indirectly acquiring a Relevant Interest in, or have a right to acquire, a legal, beneficial or economic interest in (including a cash settled equity or similar derivative), or control of 20% or more of the Carbon Revolution Shares or of the share capital of any Subsidiary of Carbon Revolution;

13 Glossary

Term	Meaning

2   acquiring Control of Carbon Revolution or any Subsidiary of Carbon Revolution;

3   directly or indirectly acquiring or becoming the holder of, or otherwise acquiring or having a right to acquire, a legal, beneficial or economic interest in, or control of, all or a substantial part of Carbon Revolution’s business or assets or the business or assets of the Carbon Revolution Group;

4   otherwise directly or indirectly acquiring or merging, or being involved in an amalgamation or reconstruction (as those terms are used in s 413(1) of the Corporations Act), with Carbon Revolution or a Subsidiary of Carbon Revolution; or

5   requiring Carbon Revolution to abandon, or otherwise fail to proceed with, the Transaction,

whether by way of takeover bid, members’ or creditors’ scheme of arrangement, reverse takeover, shareholder approved acquisition, capital reduction, buy back, sale or purchase of shares, other securities or assets, assignment of assets and liabilities, incorporated or unincorporated joint venture, dual-listed company (or other synthetic merger), deed of company arrangement, any debt for equity arrangement, recapitalisation, refinancing or other transaction or arrangement, other than where such proposal, offer, agreement, arrangement or transaction (or expression of interest therefor) arises in connection with any Bridge Financing.

For the avoidance of doubt, each successive material modification or variation of any proposal, agreement, arrangement or transaction in relation to a Competing Proposal will constitute a new Competing Proposal.

Control	has the meaning given in section 50AA of the Corporations Act.
Corporations Act	the Corporations Act 2001 (Cth), as modified or varied by ASIC.
Court	the Federal Court of Australia or such other court of competent jurisdiction under the Corporations Act agreed to in writing by the SPAC and Carbon Revolution.
DDGN Advisors	DDGN Advisors, LLC.
Deed Poll	the deed poll a copy of which is included in Annexure 3 under which MergeCo covenants in favour of the Scheme Shareholders to perform the obligations attributed to MergeCo under the Scheme.

13 Glossary

Term	Meaning
Disclosure Materials

the information, documents and responses which were disclosed or made available to the SPAC or its authorised persons by Carbon Revolution or its authorised persons in a virtual data room prior to the date of the Scheme Implementation Deed.

Depository Trust Company or DTC	the Depository Trust & Clearing Corporation of 55 Water Street, New York, BY 10041-0099, a limited purpose trust company formed under the Laws of New York State.
DTC Participant	a broker or other financial institution who participates in the DTC Settlement System.
DTC Election	an election to hold MergeCo Shares through a nominated DTC Participant.
DTC Election Form	the form included in or accompanying this Scheme Booklet, pursuant to which a Scheme Shareholder may make a DTC Election.
DTC Settlement System	the clearing and settlement system operated by DTC which facilitates the settlement of shares traded in companies listed on US exchanges.
DWT	Irish dividend withholding tax
EBITDA	earnings before interest, tax, depreciation and amortisation.
End Date	31 October 2023.
Effective Date	the date on which the Scheme becomes effective, currently expected to be 12 October 2023.
Exchange Act	the U.S Securities Exchange Act of 1934.
Exchange Agent	Computershare Trust Company, N.A., in its capacity as exchange agent, of 150 Royall Street, Suite 101, Canton, Massachusetts 02021.

13 Glossary

Term	Meaning
Exchange Agent Account	an account maintained by the Exchange Agent within the DTC Settlement System, through which MergeCo Shares are held.
Extension Approval	has the meaning given in section 6.1(d).
Extension Payments	has the meaning given in section 6.1(d).
Financial Projections	has the meaning given in section 5.8.
FIRB	the Foreign Investment Review Board.
First Court Date

the first day on which an application made to the Court for an order under subsection 411(1) of the Corporations Act convening the Scheme Meeting is heard, or, if the application is adjourned or subject to appeal for any reason, the day on which the adjourned application is heard.

General Meeting	the meeting of Carbon Revolution Shareholders to consider and vote on the Capital Reduction Resolution.
Government Agency

any foreign or Australian government or governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity (including any stock or other securities exchange), or any minister of the Crown in right of the Commonwealth of Australia or any State, and any other federal, state, provincial, or local government, whether foreign or Australian.

GST	goods and services tax or similar value added tax levied or imposed in Australia under the GST Law or otherwise on a supply.
GST Act	the A New Tax System (Goods and Services Tax) Act 1999 (Cth).
GST Law	has the same meaning as in the GST Act.
IFRS	International Financial Reporting Standards as issued by the International Accounting Standards Board.

13 Glossary

Term	Meaning
Implementation	the cancellation of all of the Carbon Revolution Shares, issue to MergeCo of one Carbon Revolution Share and issue of the Scheme Consideration to Scheme Shareholders by MergeCo.
Implementation Date

the seventh day after the Scheme Record Date, or such other date after the Scheme Record Date as Carbon Revolution and the SPAC agree in writing in either case based on Eastern Daylight Time, currently expected to be 23 October 2023.

Independent Expert	Grant Thornton Corporate Finance Pty Ltd, the independent expert in respect of the Scheme appointed by Carbon Revolution.
Independent Expert’s Report	the report issued by the Independent Expert in connection with the Scheme, as set out in Annexure 1.
Ineligible Foreign Shareholder

a Scheme Shareholder whose address in the Carbon Revolution Share Register as at the Scheme Record Date is a place outside Australia, Cayman Islands, Germany, Hong Kong, New Caledonia, New Zealand, Singapore, Spain, Switzerland, the United Kingdom and the US unless MergeCo determines that it is not unduly onerous or impractical to issue MergeCo Shares to that Scheme Shareholder.

Insolvency Event

in relation to an entity:

1   the entity resolving that it be wound up or a court making an order for the winding up or dissolution of the entity (other than where the order is set aside within 14 days);

2   a liquidator, provisional liquidator, administrator, receiver, receiver and manager or other insolvency official being appointed to the entity or in relation to the whole, or a substantial part, of its assets;

3   the entity executing a deed of company arrangement;

4   the entity ceases, or threatens to cease to, carry on substantially all the business conducted by it as at the date of the Scheme Implementation Deed;

5   the entity is or becomes unable to pay its debts when they fall due within the meaning of the Corporations Act (or, if appropriate, legislation of its place of incorporation); or

6   the entity being deregistered as a company or otherwise dissolved.

IPO	means initial public offering.

13 Glossary

Term	Meaning
Irish Companies Act	the Irish Companies Act 2014, as amended.
JOBS Act	the US Jumpstart our Business Startups Act of 2012.
Last Practicable Date	16 August 2023 (Melbourne time).
Listing Rules	the official listing rules of the ASX.
MAP	has the meaning given in section 8.1.
MergeCo	Carbon Revolution plc (Irish company number: 607450) of 10 Earlsfort Terrace, Dublin, Ireland.
MergeCo Board	the board of directors of MergeCo.
MergeCo Constitution	the constitution of MergeCo to be adopted on completion of the Transaction as summarised in section 7.13.
MergeCo Director	a member of the MergeCo Board.
MergeCo Incentive Equity Plan	the ‘2023 Share Option and Incentive Plan’ to be approved by the MergeCo Board.
MergeCo Founder Warrants	each private placement warrant which will be automatically exchanged to become one MergeCo Public Warrant, as set out in section 6.5(a).
MergeCo Information

information regarding MergeCo provided by MergeCo to Carbon Revolution in writing for inclusion in this Scheme Booklet including:

the entire content of section 7; and

any other information required under the Corporations Act, Corporations Regulations 2001 (Cth) or ASIC Regulatory Guide 60 to enable this Scheme Booklet to be prepared that the parties agree is ‘MergeCo Information’ and that is identified in this Scheme Booklet as such.

For the avoidance of doubt, the MergeCo Information excludes the Carbon Revolution Information, the SPAC Information and the Independent Expert’s Report.

13 Glossary

Term	Meaning
MergeCo Incentive Equity Plan	has the meaning given in section 7.7.
MergeCo Incentive Securities	awards made under the MergeCo Incentive Equity Plan.
MergeCo Prescribed Occurrence

other than as:

1   required, expressly permitted or expressly contemplated by the Scheme Implementation Deed, the Transaction or the transactions contemplated by either;

2   agreed to in writing by the SPAC (acting promptly and reasonably),

3   required by any applicable law, regulation, contract; or

4   the occurrence of any of the following:

5   MergeCo or any Subsidiary of MergeCo converting all or any of its shares into a larger or smaller number of shares;

6   MergeCo or any Subsidiary of MergeCo resolving to reduce its share capital in any way;

7   MergeCo or any Subsidiary of MergeCo:

8   entering into a buy-back agreement; or

9   resolving to approve the terms of a buy-back agreement or other share repurchased under the Companies Act 2014;

10 MergeCo or any Subsidiary of MergeCo issuing shares or securities convertible into shares, or granting a performance right or an option over its shares, or agreeing to make such an issue or grant such an option or performance right (other than in in connection with the Bridge Financing or the issue of any such shares or securities by a Subsidiary of MergeCo to MergeCo or to any other directly or indirectly wholly-owned Subsidiary of MergeCo); or

11 an Insolvency Event occurs in relation to MergeCo or a Subsidiary of MergeCo.

MergeCo Registry	Computershare Trust Company, N.A., in its capacity as transfer agent, of 150 Royall Street, Suite 101, Canton, Massachusetts 02021.
MergeCo RSUs	an RSU subject to such restrictions and conditions as the MergeCo Board, or a subcommittee of it, may determine at the time of the grant, which on vesting entitles the holder to one MergeCo Share.

13 Glossary

Term	Meaning
MergeCo Shares	fully paid ordinary shares in the capital of MergeCo, or electronic book-entry interests with an entitlement thereto, as the context requires.
MergeCo Shareholders	means each holder of MergeCo Shares.
Merger Sub	Poppettell Merger Sub (Registration Number 395848), a Cayman Islands exempted company and wholly owned subsidiary of MergeCo.
MergeCo Public Warrants	means a warrant to acquire one MergeCo Share at an exercise price of US$11.50 per share, subject to substantially the same terms and conditions as the SPAC Public Warrants prior to Implementation.
MergeCo Warrants	means the MergeCo Founder Warrants and the MergeCo Public Warrants.
Nasdaq	the Nasdaq Stock Market, LLC, or the ‘Nasdaq Global Market’ exchange it operates, as the context requires.
NED Equity Plan	has the meaning given in section 7.7.
NYSE	the New York Stock Exchange.
NYSE American	NYSE American, LLC.
OEM	original equipment manufacturer (an automotive manufacturer).
Pius	PIUS Limited, LLC.
Pius Additional Monthly Fee	has the meaning given in section 8.1.
Purchase Price Option One	has the meaning given in section 8.2.

13 Glossary

Term	Meaning
Purchase Price Option Two	has the meaning given in section 8.2.
Pre-Merger Conversion	has the meaning given in section 6.5(a).
Qualified Capital Raise	has the meaning given in section 8.1.
Relevant Interest	has the meaning given in sections 608 and 609 of the Corporations Act.
Registration Statement	the registration statement on Form F-4 filed by MergeCo in connection with the registration under the Securities Act of the MergeCo Shares to be issued in connection with the Scheme.
Registered Holder Election	has the meaning given in section 4.5(f).
Requisite Majorities

in relation to the Scheme Resolution, a resolution passed by:

1   unless the Court orders otherwise, a majority in number (more than 50%) of Carbon Revolution Shareholders present and voting at the Scheme Meeting (either in person or by proxy, attorney or, in the case of corporate Carbon Revolution Shareholders, body corporate representative); and

2   at least 75% of the total number of votes cast on the Scheme Resolution at the Scheme Meeting by Carbon Revolution Shareholders present and voting (either in person or by proxy, attorney or, in the case of corporate Carbon Revolution Shareholders, body corporate representative).

3   in relation to the Capital Reduction Resolution, a resolution passed by 50% of votes cast at the General Meeting (either in person or by proxy, attorney or, in the case of corporate Carbon Revolution Shareholders, body corporate representative).

Retention Plan	the MergeCo retention plan described in section 7.7
RSU	means an equity incentive award which is subject to restrictions which, if and when satisfied, will result in the issuance of a share to the holder.
Sarbanes-Oxley Act	the US Sarbanes-Oxley Act of 2002.

13 Glossary

Term	Meaning
Sale Agent	a financial institution appointed by Carbon Revolution or MergeCo.
Scheme

the scheme of arrangement under Part 5.1 of the Corporations Act between Carbon Revolution and the Scheme Shareholders, the form of which is attached as Annexure 2, subject to any alterations or conditions made or required by the Court under subsection 411(6) of the Corporations Act and agreed to in writing by the SPAC and Carbon Revolution.

Scheme of Arrangement	the document titled ‘Scheme of Arrangement – Share Scheme’ included as Attachment 2 to the Scheme Implementation Deed.
Scheme Booklet	this document being the explanatory statement in respect of the Scheme, which has been prepared by Carbon Revolution in accordance with section 412 of the Corporations Act.
Scheme Consideration	the consideration to be provided by MergeCo to each Scheme Shareholder for the cancellation of each Scheme Share.
Scheme Implementation Deed	the Scheme Implementation Deed dated 30 November 2022 between Carbon Revolution, MergeCo and the SPAC, a copy of which was released to the ASX on 30 November 2022.
Scheme Meeting

the meeting of Carbon Revolution Shareholders ordered by the Court to be convened under subsection 411(1) of the Corporations Act to consider and vote on the Scheme and includes any meeting convened following any adjournment or postponement of that meeting.

Scheme Record Date

7.00pm (Melbourne time) on the second Business Day after the Effective Date, currently expected to be 7.00pm (Melbourne time) on 16 October 2023 or such other time and date as Carbon Revolution and the SPAC agree in writing.

Scheme Resolution	the resolution to the terms of the Scheme, as set out in the Notice of Scheme Meeting in Annexure 4.
Scheme Shareholder	a holder of Carbon Revolution Shares recorded in the Carbon Revolution Share Register as at the Scheme Record Date.

13 Glossary

Term	Meaning
Scheme Shares	all Carbon Revolution Shares held by the Scheme Shareholders as at the Scheme Record Date.
SEC	the US Securities and Exchange Commission.
Second Court Date

the first day on which an application made to the Court for an order under paragraph 411(4)(b) of the Corporations Act approving the Scheme is heard, currently expected to be 11 October 2023, or, if the application is adjourned or subject to appeal for any reason, the day on which the adjourned application or appeal is heard.

Second Court Hearing	the hearing of the application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme.
Securities Act	the US Securities Act of 1933.
SEF Preference Shares	has the meaning given in section 8.4.
SEF Warrants	has the meaning given in section 8.4.
Servicer	has the meaning given in section 5.6.
SPAC	Twin Ridge Capital Acquisition Corp, a Cayman Islands Corporation of 999 Vanderbilt Beach Road, Suite 200 Naples, Florida.
SPAC Articles	the Amended and Restated Memorandum and Articles of Association of the SPAC, dated 3 March 2021.
SPAC Board	the board of directors of the SPAC.
SPAC Director	a member of the SPAC Board.

13 Glossary

Term	Meaning
SPAC Extension Proposal	the approval of the following proposals at a meeting of the SPAC Shareholders convened for considering the following proposals:

1   the extension of the SPAC’s business combination deadline (as set forth in the SPAC Articles) to a date not earlier than 31 May 2023; and

2   the adjournment of such meeting of SPAC Shareholders: (i) to solicit additional proxies for the purpose of obtaining approval of the SPAC Extension Proposals; or (ii) for the absence of a quorum.

SPAC Founder Shareholders	means the Sponsor Parties, Alison Burns, Paul Henrys and Gary Pilnick
SPAC Founder Shares	means the 5,327,203 Class B SPAC Shares issued and outstanding as at the date of this Scheme Booklet which are held by the SPAC Founder Shareholders.
SPAC Group	the SPAC and each of its related bodies corporate, and a reference to a SPAC Group Member or a member of the SPAC Group is to the SPAC or any of its related bodies corporate.
SPAC Information

information regarding the SPAC Group provided by the SPAC to Carbon Revolution in writing for inclusion in this Scheme Booklet including:

1   the entire content of section 6; and

2   any other information required under the Corporations Act, Corporations Regulations 2001 (Cth) or ASIC Regulatory Guide 60 to enable this Scheme Booklet to be prepared that the parties agree is ‘SPAC Information’ and that is identified in this Scheme Booklet as such.

For the avoidance of doubt, the SPAC Information excludes the Carbon Revolution Information, the MergeCo Information and the Independent Expert’s Report and any description of the taxation effect of the Transaction on Scheme Shareholders (as set out in section 11) prepared by an Adviser to Carbon Revolution.

SPAC Prescribed Occurrence

other than as:

1   required, expressly permitted or expressly contemplated the Scheme Implementation Deed, the Transaction or the transactions contemplated by either;

2   agreed to in writing by Carbon Revolution;

3   required by any applicable law, regulation, contract; or

4   Fairly Disclosed by the SPAC to NYSE, or a publicly available document lodged by it with the SEC, prior to the date of the Scheme Implementation Deed or which would be disclosed in a search of the SEC records or NYSE announcements in relation to the SPAC or a Subsidiary of the SPAC (as relevant), prior to the date of the Scheme Implementation Deed,

13 Glossary

Term	Meaning

5   the occurrence of any of the following:

6   the SPAC converting all or any of its shares into a larger or smaller number of shares;

7   the SPAC or any Subsidiary of the SPAC resolving to reduce its share capital in any way;

8   the SPAC or any Subsidiary of the SPAC:

●   entering into a buy-back agreement; or

●   resolving to approve the terms of a buy-back agreement;

9   the SPAC or any Subsidiary of the SPAC issuing shares or securities convertible into shares, or granting a performance right or an option over its shares, or agreeing to make such an issue or grant such an option or performance right, other than:

●   to a directly or indirectly wholly-owned Subsidiary of the SPAC; or

●   to any director or employee in accordance with existing arrangements or in the ordinary course (which existing arrangements or ordinary course remuneration cycle has been Fairly Disclosed by the SPAC to NYSE);

10 the SPAC or a Subsidiary of the SPAC disposing, or agreeing to dispose, of the whole, or a substantial part, of its business or property;

11 the SPAC or a Subsidiary of the SPAC granting a Security Interest, or agreeing to grant a Security Interest, in the whole, or a substantial part, of its business or property other than a lien which arises by operation of law or legislation securing an obligation that is not yet due; or

12 the SPAC or a Subsidiary of the SPAC is the subject of any bankruptcy, dissolution, liquidation or reorganisation.

SPAC Private Placement Warrants	means warrants issued by the SPAC, each exercisable for one Class A SPAC Share at a price of US$11.50 per share held by the Sponsor.
SPAC Public Warrants	means the warrants issued by the SPAC, each exercisable for one Class A SPAC Share at an exercise price of US$11.50 per share held by the Class A SPAC Shareholders.
SPAC Shares	means the Class A SPAC Shares and the Class B SPAC Shares.
SPAC Shareholders	means holders of the Class A SPAC Shares and the Class B SPAC Shares.

13 Glossary

Term	Meaning
SPAC Shareholder Meeting	the SPAC shareholder meeting to be held before the Scheme Meeting to vote on the Business Combination.
SPAC Trust Account	means the trust account of the SPAC maintained pursuant to the Trust Agreement.
SPAC Units

means the units issued at the time of the SPAC’s IPO and upon the partial exercise of the underwriters’ over-allotment, each unit consisting of one Class A SPAC Share and one-third of one SPAC Public Warrant, at an offer price of US$10.00 per unit.

SPAC Warrants	means the SPAC Private Placement Warrants and the SPAC Public Warrants.
Sponsor	Twin Ridge Capital Sponsor LLC, a Delaware limited liability company.
Sponsor Parties	means the Sponsor and the Sponsor Subsidiary.
Sponsor Subsidiary	means Twin Ridge Capital Sponsor Subsidiary Holdings LLC, a Delaware limited liability company.
STI	short term incentive.
Structured Equity Facility	has the meaning given in section 8.4.
Subsidiary	has the meaning given in Division 6 of Part 1.2 of the Corporations Act.
Superior Proposal

a bona fide Competing Proposal not resulting from a breach by Carbon Revolution of any of its obligations under clause 10 of the Scheme Implementation Deed (it being understood that any actions by the Related Persons of Carbon Revolution not permitted by clause 10 of the Scheme Implementation Deed will be deemed to be a breach by Carbon Revolution for the purposes hereof), that the Carbon Revolution Board acting in good faith, and after receiving written legal advice from its external Australian legal advisers who specialise in corporate law and written advice from its Financial Adviser (as defined in the Scheme Implementation Deed) determines:

13 Glossary

Term	Meaning

1   is reasonably capable of being valued and completed in accordance with its terms in a reasonable timeframe (considering all aspects of the Competing Proposal, including its conditions); and

2   would, if completed in accordance with its terms, provide a superior outcome for Carbon Revolution Shareholders (as a whole) than the Transaction (or any counterproposal from the SPAC made under clause 10 of the Scheme Implementation Deed), taking into account all aspects of the Competing Proposal, including the identity, reputation and financial condition of the proponent making such Competing Proposal, relevant legal, regulatory and financial matters (including the price and /or value placed upon Carbon Revolution Shares by the Competing Proposal) and the expected timing for the implementation of such Competing Proposal.

Transaction

the:

1   cancellation of the Scheme Shares pursuant to the Capital Reduction, issue of the Scheme Consideration by MergeCo and issue of one Carbon Revolution Share to MergeCo through implementation of the Scheme in accordance with the terms of the Scheme Implementation Deed; and

2   the Business Combination.

Transaction Cost Deferrals

the deferral by advisers of a significant majority of A$22.9 million of Transaction costs until sufficient liquidity is obtained by the Combined Group, which is proposed by Carbon Revolution and which requires agreement of the relevant advisers. For further information see section 5.7.

Trust Agreement	the Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the SPAC dated 8 March 2021.
Unit Separation	class A ordinary shares of the SPAC and public warrants of the SPAC that will be automatically separated, as set out in section 6.5(a).
US	United States of America.
US GAAP	accounting principles generally accepted in the US.
US Internal Revenue Code	US Internal Revenue Code of 1986.

13 Glossary

Term	Meaning
VWAP	Volume weighted average price.
Yorkville	has the meaning given in section 8.2.

13.2	Interpretation

In this Scheme Booklet, unless expressly stated otherwise or if the context otherwise requires:

(a)	words and phrases have the same meaning (if any) given to them in the Corporations Act;

(b)	words importing a gender include any gender;

(c)	words importing the singular include the plural and vice versa;

(d)	an expression importing a natural person includes any company, partnership, joint venture, association, corporation or other body corporate and vice versa;

(e)	a reference to a section or annexure is a reference to a section of and an annexure to this Scheme Booklet as relevant;

(f)	a reference to any statute, regulation, proclamation, ordinance or by law includes all statutes, regulations, proclamations, ordinances, or by laws amending, varying, consolidating or replacing it and a reference to a statute includes all regulations, proclamations, ordinances and by laws issued under that statute;

(g)	headings and bold type are for convenience only and do not affect the interpretation of this Scheme Booklet;

(h)	a reference to time is a reference to time in Melbourne, Australia;

(i)	a reference to writing includes facsimile transmissions; and

(j)	a reference to dollars, $, cents, ¢ and currency is a reference to the lawful currency of the Commonwealth of Australia.

Annexure 1

Independent Expert’s Report

Carbon Revolution Ltd

Independent Expert’s Report and Financial Services Guide

6 September 2023

The Directors	Grant Thornton Corporate Finance Pty Ltd
Carbon Revolution Ltd	ABN 59 003 265 987
75 Pigdons Road	AFSL 247140
Waurn Ponds, VIC, 3216, Australia
Level 17, 383 Kent Street
Sydney NSW 2000
6 September 2023	PO Locked Bag Q800
QVB Post Office
Sydney NSW 1230
T + 61 2 8297 2400
F + 61 2 9299 4445
E info@gtnsw.com.au
W www.grantthornton.com.au

Dear Directors

Introduction

(Capital terms used in this Executive Summary are defined in the body and in the Glossary in Appendix E)

Carbon Revolution is an Australian technology company focussed on the advanced manufacture of carbon fibre wheels for the global automotive industry. The Company’s customers are manufacturers of high performance vehicles, premium/luxury cars and sport utility vehicles such as Ferrari, Ford, General Motors and Jaguar Land Rover. CBR’s innovative lightweight carbon fibre wheels are suitable for both electric vehicles and traditional ones. CBR is listed on the ASX with a market capitalisation of c. A$48.7 million as at 30 July 2023.

SPAC is a blank check company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalisation, reorganisation or similar business combination with one or more businesses or entities. The SPAC has approximately US$66.54 million in the SPAC Trust Account and Class A SPAC Shareholders hold 6.27 million Class A Shares issued as part of units at US$10 each1. Class A SPAC Shareholders will have the opportunity to redeem all Class A SPAC Shares for an amount equal to their pro-rata share of the SPAC Trust Account upon the completion of an initial business combination.

On 30 November 2022, the Company announced that it had entered into a binding Business Combination Agreement and accompanying Scheme Implementation Deed under which MergeCo2 will acquire CBR via a scheme of arrangement and capital reduction, and the SPAC via a Business Combination. Following implementation of the Transaction, MergeCo Shares will be listed on NYSE American and CBR Shares will cease trading on the ASX.

CBR Shareholders will receive c. 0.0877 MergeCo Shares for every CBR Share as Scheme Consideration. However, the CBR Exchange Ratio may be reduced to c. 0.0670 MergeCo Shares for every CBR Share if the structured equity facility, as described below, is entered into before implementation of the Transaction and it is a condition for obtaining the SPAC’s consent to the structured equity facility that they are not dilutive for SPAC Shareholders3.

1 Each unit consists of one Class A Share and one-third of one SPAC Warrant.

2 Newly formed Irish company with no history or operations named Carbon Revolution plc.

3 In the case of alternative funding, this may have a different impact on the merger ratio, depending on the nature and size of that funding.

Under the Business Combination Agreement, Class A SPAC Shareholders, who do not elect to redeem their Class A SPAC Shares, and Class B SPAC Shareholders4 will receive MergeCo Shares in exchange for their existing SPAC Shares, and MergeCo Warrants in exchange for their existing SPAC Warrants5, all on a one for one basis.

If all Class A SPAC Shares are redeemed, the cash balance in the SPAC Trust Account will be US$nil and the SPAC will have significant unfunded transaction costs which means that the Transaction itself is cash negative to MergeCo and CBR. The level of redemption of Class A SPAC Shareholders will be known after the SPAC Shareholder Meeting6. The redemption rate is expected to be known before CBR Shareholders cast their vote on the Scheme.

A number of funding agreements (both equity and debt) have been entered into or are currently being sought in connection and contingent with the Transaction to provide MergeCo with additional cash resources. These are briefly discussed below:

●	Committed Equity Facility – MergeCo has entered into a binding Committed Equity Facility with Yorkville in relation to the future issue of up to US$60 million in MergeCo Shares in a series of advances at MergeCo’s election for a period of up to three years commencing from the sixth trading day after implementation of the Transaction[7]. MergeCo Shares will be issued at a price between 95%[8] or 97%[9] of certain VWAP calculations at the time the advance is requested. There are a number of restrictions and requirements for the issue of MergeCo Shares under the CEF which may represent an impediment for MergeCo to utilise this funding mechanism to the full extent. Among them, Yorkville cannot be issued MergeCo Shares in an amount that would result in it holding more than 9.99% of the outstanding MergeCo Shares at any one time.

●	New Debt Program – CBR has recently secured and drawn down on a new US$60 million debt program (c. A$90.64 million) via the issue of notes to US qualified institutional investors. The New Debt Program matures on 1 May 2027 and bears an interest rate of 8.5%. However, additional fees of US$3 million or US$6 million are payable if CBR fails to raise additional funding by 31 December 2023 (excluding any funds raised under the CEF)[10]. Payment of the principal and interest owed under the notes may also be accelerated under an event of default which includes CBR being in breach of covenants or the Transaction not completing by 31 August 2023 (with a 60-day cure period). As a result, CBR has until 30 October 2023 to ensure the Transaction is completed, otherwise it will be in default of the New Debt Program. As at 30 June 2023, CBR had an unaudited net debt balance based on the management accounts of A$70.67 million, including unrestricted cash of A$19.97 million and the Net Debt Program of c. A$90.6 million but excluding restricted cash of A$14.28 million [11].

●	Additional Equity Funding – CBR is seeking to secure additional equity funding which may take the form of a structured equity facility to ensure it is able to continue as a going concern following completion of the Transaction. Based on the terms currently being contemplated, the SEF would take the form of a preferred equity instrument with a face value of up to US$100 million available in tranches with each tranche subject to certain conditions. The SEF is expected to include attached warrants (SEF Warrants) with nominal/nil exercise price and no vesting conditions equivalent to between 15% and 20% of the fully diluted aggregate number of MergeCo Shares at completion (excluding MergeCo shares issued in exchange for Class A SPAC Shares). The SEF is expected to be redeemable in five years or earlier at election of the Company with a minimum return guaranteed. The timing of finalisation of the SEF, if it occurs, will impact the consideration received by CBR Shareholders under the Scheme as set out below:

4 Class B SPAC Shares were issued to the founders of the SPAC and automatically convert into Class A SPAC Shares at the time of the SPAC’s initial business combination or earlier at the option of the holders thereof. Class B SPAC Shares are not redeemable.

5 MergeCo Warrants will be issued to Class A SPAC Shareholders who hold SPAC Warrants in exchange for their SPAC Warrants regardless of whether or not those Class A SPAC Shareholders redeem their Class A SPAC Shares. Both the SPAC and MergeCo Warrants have an exercise price of US$11.50 per warrant.

6 As set out in the Scheme Booklet, it is currently anticipated that the SPAC Shareholder Meeting will be held in mid to late September and prior to the Scheme Meeting.

7 Subject to the registration statement for the resale of the MergeCo Shares being declared effective by the SEC.

8 Of the average VWAP during the day on which the advance request was made

9 Of the lowest VWAP of the MergeCo Shares during the pricing period of three consecutive trading days commencing on the trading day after the advance notice is received

10 US$6 million additional fee is payable if CBR raises between US$nil and US$45 million and US3 million is payable if CBR raises between US$45 million and US$60 million.

11 Restricted cash, JLR loan and supplier finance with CHR not included in net debt calculations.

○	Entry into the SEF before implementation of the Transaction – The MergeCo Shares to be issued upon exercise of the SEF Warrants will be fully deducted from the equity value of CBR before the Transaction and hence the CBR Exchange Ratio will reduce to as low as 0.0670 MergeCo shares for every CBR Share (assuming no further redemptions of Class A SPAC Shares) and the dilution from the SEF Warrants will be suffered exclusively by CBR Shareholders.

○	Entry into the SEF after implementation of the Transaction – The CBR Exchange Ratio will remain unchanged at 0.0877 MergeCo Shares for every CBR Share, and the dilution from the SEF Warrants will be borne proportionally by all MergeCo Shareholders at the time the SEF Warrants are issued.

Notwithstanding the above, there is no certainty that the SEF will be entered into.

If the Scheme is implemented and the Transaction completed, the following will occur:

●	CBR Shareholders will collectively hold a controlling interest in MergeCo (before the exercise of the MergeCo Warrants, the CEF and the issue of MergeCo Incentive Securities) which will vary depending on the level of redemptions of Class A SPAC Shares and timing of entry into, if it occurs, of the SEF. Refer to sections 7.2 and 7.3 of the Scheme Booklet for details.

●	In case of 100% redemption of Class A SPAC Shares, the cash in the SPAC Trust Account will be US$nil and the SPAC will have c. A$14.5 million of unfunded transaction costs.

●	MergeCo will effectively continue the business of CBR into the new vehicle and as a result, it will operate in accordance with the current strategy and direction of Carbon Revolution and CBR’s Management Team will continue to lead MergeCo without any material changes expected.

●	MergeCo will have nine directors following implementation of the Transaction comprising the current five directors of CBR plus four additional directors who have been identified by the Carbon Revolution Board and the SPAC. Both James Douglas, current Independent Non- Executive Chair of CBR and Jake Dingle, current CEO, will continue in their respective positions in MergeCo. Other directors may be appointed in conjunction with the SEF.

The Scheme and the overall Transaction remain subject to a number of conditions precedent including CBR and SPAC Shareholders approvals, Court approval and other conditions precedent as discussed in Section 1.

The Scheme Implementation Deed contains customary exclusivity provisions including no shop, no talk and no due diligence restrictions and a notification obligation, subject to CBR Directors’ fiduciary obligations. The SID also details circumstances under which CBR or the SPAC may be required to pay each other a reimbursement fee of US$2.0 million if the Scheme is not implemented (refer to Section 1 for further details).

The CBR Directors unanimously recommend that CBR Shareholders vote in favour of the Scheme and Capital Reduction in the absence of a superior proposal and subject to an independent expert concluding and continuing to conclude that the Scheme is in the best interests of CBR Shareholders. Subject to the same qualifications, the CBR Directors intend to vote the CBR Shares held or controlled by them in favour of the Scheme.

Purpose of the report

The Directors of the Company have requested Grant Thornton Corporate Finance to prepare an Independent Expert’s Report stating whether the Scheme is in the best interests of the Shareholders of the Company for the purposes of section 411 of the Corporations Act 2001 (Cth). The CBR Directors have also engaged Grant Thornton Corporate Finance to opine if the Capital Reduction is fair and reasonable to CBR Shareholders. Given that the Capital Reduction is a legal step to implement the Scheme and the overall Transaction, we have considered the Capital Reduction as part of our assessment of the Scheme.

Summary of opinion

Grant Thornton Corporate Finance has concluded that the Scheme is NOT FAIR BUT REASONABLE and as a result that the Scheme and the Capital Reduction are IN THE BEST INTERESTS of CBR Shareholders in the absence of a superior proposal emerging.

Forming our opinion on the Scheme is not straightforward and it presents a number of challenges and uncertainties. The key reason which led Grant Thornton to conclude that the Scheme is in the best interests of CBR shareholders is that if the Transaction does not proceed, Carbon Revolution’s directors may be forced to place the Company into liquidation or voluntary administration if an alternative course of action does not emerge in the short term, which is considered remote given the circumstances.

However, CBR Shareholders should be aware that even if the Transaction does proceed, the ability of MergeCo to continue as a going concern passing the short-term will be dependent to a large extent on raising cash under the SEF or alternative funding of at least US$60 million in the 12 months commencing on 1 August 2023, including US$45 million prior to 31 December 2023 (assuming as set out in the Scheme Booklet that only approximately 95% of Class A SPAC Shares are redeemed). If this were not to occur, the penalty rates on the New Debt Program will commence and MergeCo is likely to fail the covenants testing under the New Debt Program which represents an event of default, triggering the repayment of the New Debt Program, if required by the servicer of the program. Further, without raising additional funding, the ability of MergeCo to deliver on its business plan and fulfil its obligations under the OEM programs may be in jeopardy as MergeCo will not have the necessary cash resources to invest in capital expenditure and working capital to ramp-up the operations.

As a result, even if the Transaction does proceed, material uncertainty remains in relation to the ability of the Company and MergeCo to continue as a going concern. Effectively, implementation of the Transaction provides the Company with an opportunity to attempt to preserve some value for equity holders compared with the circumstances if the Transaction does not proceed.

There are some potential mitigants to the risks outlined above, however they are more short term measures rather than long term solutions to the funding required by the business and they are not guaranteed. These are:

●	There are A$23.4 million of Transaction costs payable on implementation of the Transaction for which Carbon Revolution has assumed that, if MergeCo is unable to raise sufficient additional equity funding prior to or at implementation, these costs will be deferred by agreement between Carbon Revolution and the SPAC and various transaction advisers for the amount and time period necessary to ensure sufficient liquidity is obtained and no covenants are breached. While no written agreements have been reached, majority (approximately 91% in amount) of the relevant advisers have indicated in writing that they are willing to work with Carbon Revolution and the SPAC to agree terms on which payments can be deferred. These arrangements with the advisers, if consummated, will give the opportunity to CBR to be a going concern at completion whilst it seeks to finalise the additional funding required. Nonetheless, the A$23.4 million of Transaction fees will remain payable.

●	In the case that the level of redemptions of the Initial Total Class A SPAC Shares is 90% (versus 95% assumed in the Scheme Booklet and 100% in the base case valuation by Grant Thornton), the SPAC Trust Account balance will be c. A$33.6 million which will assist in mitigating some of the short-term cash flow funding requirements.

Finally, CBR Shareholders should be aware that even if the Transaction is completed and the SEF or alternative equivalent funding is obtained, the level of debt in MergeCo will increase substantially12 and the ability of the business to remain a going concern will be inextricably linked to MergeCo delivering its projections, including the significant operational improvements to be delivered by the Mega-line. In relation to this, the recent operational performance of CBR has been strong with the most recent update provided in Appendix 4C indicating that:

●	Revenue in Q4 FY23 of A$13.1 million, an 84% growth on the previous quarter and the second highest quarterly revenue on record.

●	CBR was awarded a further two OEMs programs since Q1 (4 for the calendar year to date), taking all-time total awarded programs to 17 with six global OEMs, including a new major European OEM. Recently awarded programs, combined with changes to existing awarded programs, have more than doubled projected revenue backlog since November 2022.

●	JLR revealed the 2024 Range Rover Sport SV, the first vehicle in the SUV segment featuring Carbon Revolution’s carbon fibre wheels. This is Carbon Revolution’s first launch of an SUV carbon fibre wheel program.

12 For the purpose of this statement, we have considered the SEF more akin to a debt instrument rather than equity. Whilst the SEF is expected to take the form of a preferred equity, the reality is that MergeCo has an obligation to repay the face value plus a preferred return of 10% to 15% per annum and multiple of invested capital between 1.5 and 2.x after five years. The finite life of the instrument plus the guaranteed return are more akin to a debt instrument than equity.

●	Commissioning of the Mega-line has progressed and together with investments in improved quality and productivity delivered higher production volumes, lower production hours per wheel and a positive unaudited contribution margin for the quarter.

Notwithstanding the above operational improvements, there is no guarantee that CBR/MergeCo will not breach covenants of the New Debt Program or raise the additional funding.

Basis of our fairness assessment

Under ASIC RG 111, Grant Thornton is required to assess the fairness of the Scheme by comparing the value per CBR Share before the Scheme (on a control basis) to the assessed value of the Scheme Consideration, being shares in MergeCo (on a minority basis). However, this approach presents some challenges for CBR given the specific financial circumstances of the business.

Value of CBR before the Transaction/in the absence of the Transaction

If the Transaction does not proceed, as set out in the Scheme Booklet, the Directors may be forced to place Carbon Revolution into liquidation or voluntary administration if an alternative course of action (such as seeking to negotiate amendments to the terms of the New Debt Program, conducting a capital raising on terms which may not be favourable to shareholders, securing a new financier or finding a purchaser of Carbon Revolution) does not become available in a short time period. The likelihood of the other alternatives emerging in the short term is, in our opinion, remote due to the following:

●	The obligations to repay the amounts under the New Debt Program are fully backed by an insurance policy for the entire term. Accordingly, the holders of the notes under the New Debt Program may have little incentive to agree to renegotiate the terms which may weaken their position.

●	CBR has been focussed on delivering the new funding requirement for MergeCo and completion of the Transaction.

●	Before entering into the Transaction, CBR and its advisers did run a full process to attempt to secure funding for the business to continue operating and to provide investment capital to support commercialisation of its product and facilitate the businesses’ path to profitability. The Transaction emerged as the only option for CBR Shareholders.

As such, whilst we have assessed the value of CBR before the Transaction on the basis of a knowledgeable and willing, but not anxious, seller that is able to consider alternative options to the Transaction, the ability of CBR to realise this value in the absence of the Transaction is remote. Hence, we have also shown that if the Transaction does not proceed and the Directors appoint liquidators/voluntary administrators, the residual value for CBR Shareholders is likely to be A$nil or limited.

Value of MergeCo Shares and of the Scheme Consideration

The valuation assessment of MergeCo Shares is undertaken assuming 100% redemption of Class A SPAC Shares. Whilst this is the worst case scenario for CBR Shareholders, we have adopted this as our primary redemption assumption due to the following:

●	At the first redemption opportunity in March 2023[13], the holders of 70.6% of the Initial Total Class A Shares on issue elected to redeem. The holders of the remaining Class A Shares will have another opportunity to elect to redeem their shares in connection with the meeting to approve the Business Combination.

●	Whilst each transaction is unique and difficult to compare with others, a recent merger between a special purpose acquisition company and an ASX listed company suffered close to 100% redemptions[14] from the special purpose acquisition company shareholders with no material cash left in the trust account of such special purpose acquisition company.

●	The current trading prices of CBR, which could be considered as a proxy for investors’ view of the value of MergeCo Shares, imply a value per MergeCo Shares lower than US$10 per share.

However, should some of the remaining Class A SPAC Shareholders not elect to redeem their Class A SPAC Shares prior to the Business Combination, the capital relating to those unredeemed shares will be contributed to MergeCo and it will be value accretive for the other MergeCo Shareholders. Accordingly, we have considered this scenario in our sensitivity analysis.

As previously discussed, the number of MergeCo Shares to be received by CBR Shareholders as part of the Scheme Consideration depends on the timing of entry into the SEF or alternative funding (if it occurs). Whilst at the date of this report no binding documents have been entered into in respect of the SEF or alternative funding, we have assumed in our base case that the SEF will be entered into before implementation of the Transaction and we have presented a sensitivity for the alternative case.

The above assumptions are based on the overarching principle that MergeCo is able to continue as a going concern. However, if the SEF or alternative funding of at least US$60 million in the 12 months commencing on 1 August 2023, including US$45 million prior to 31 December 2023 (assuming 95% of Class A SPAC Shares are redeemed as set out in the Scheme Booklet), the Company may not be able to continue as a going concern due to the following:

●	Payment of the principal and interest owed under the New Debt Program may be accelerated on an event of default which includes the Transaction not completing by 31 August 2023 (with a 60-day cure period) or CBR/MergeCo being in breach of the financial covenants. Financial covenants include minimum liquidity ratio and minimum adjusted EBITDA. The liquidity ratio is dependent on the amount of cash on the balance sheet, which has been reducing rapidly since the New Debt Program was raised and it stood at c. A$34.3 million (including restricted cash of A$14.3 million but excluding A$90.64 million of New Debt Program) as at 30 June 2023. The minimum adjusted EBITDA under the financial covenants of the New Debt Program, which is expected to be negative for the trailing six months to 31 December 2023, may deteriorate further if the Company does not have sufficient funding to deliver into its operational efficiencies and OEM program orders in place. If new funding of US$60 million is not raised in the 12 months commencing on 1 August 2023, including US$45 million prior to 31 December 2023, MergeCo is likely to be in breach of the covenants under the New Debt Program and hence be in default.

13 After the announcement of the Scheme, Class A SPAC Shareholders were entitled to elect to redeem their Class A SPAC Shares in the SPAC when the SPAC held an extraordinary general meeting of shareholders for the purpose of extending the deadline for the completion of an initial business combination on 6 March 2023.

14 In the recent merger between ASX listed Security Matters Limited and special purpose acquisition company Lionheart III Corp, Lionheart shareholders elected to redeem 99.54% of the cash of such special purpose acquisition company trust account. This transaction was implemented in March 2023.

●	If CBR or MergeCo (after implementation of the Transaction) do not raise an additional US$60 million in equity or subordinated capital prior to 31 December 2023 (such as via the SEF), further fees will be payable in equal monthly instalments over the remaining period of the New Debt Program equal to US$6 million if between US$nil and US$45 million is raised, or US$3 million if between US$45 million and US$60 million is raised.

●	In order to deliver the contracted programs described in section 4.3, CBR has estimated investments in working capital and purchase of property, plant and equipment of c. A$60 million in FY24 which are expected to assist in ramping up revenue and profitability and allows the business to reach scale, become sustainable and service its debt obligations both interest and principal. If the SEF or alternative funding is not obtained in the short term, the Company will not have the financial capabilities to ramp-up its production and overall operations which will have adverse ramifications on the ability to meet its covenants under the New Debt Program and its obligations towards the OEMs.

●	If MergeCo is unable to raise sufficient additional funding prior to or at implementation of the Transaction, MergeCo is not expected to have sufficient cash to pay all the transaction costs due of c. A$35.7 million[15]. Whilst CBR expects to formalise shortly the deferrals of c. A$23.4 million of transaction costs otherwise payable on implementation for the time period necessary to ensure sufficient liquidity is obtained and no covenants are breached, the Transaction Cost Deferrals will remain due and in the absence of additional funding being raised, the Company will not be able to meet its liabilities when they fall due at the end of the deferral period (which has not been determined).

If the Company is not able to continue as a going concern, the Directors may appoint liquidators or voluntary administrators (or equivalent in other jurisdictions) and shareholders will rank behind the secured New Debt Program and other unsecured creditors of the Company with total combined liabilities of A$148.9 million as at 30 June 2023. In an insolvency situation, it may be difficult for the assets to transact in line with the fair market value assessed by Grant Thornton under a going concern scenario and hence the value to be recovered/preserved by CBR Shareholder is likely to be A$nil or limited.

The outcome is binary for CBR Shareholders, either the Transaction completes and CBR raises the required funding via the SEF or an alternative structure or CBR/MergeCo may be unable to continue as a going concern. This binary outcome is not capable of being modelled with standard valuation approaches and hence we have shown the two alternatives in our valuation assessment. This is on the assumption that there is limited funding via the SPAC Trust Account and the CEF.

Whilst we have adopted the above assumptions, under RG 111, Grant Thornton is obliged to issue a supplementary IER if there is a material change in circumstances which affects our opinion and valuation. As a result, we will continue to monitor these matters after completion of the IER.

15 inclusive of the SPAC’s costs, and of which A$4.4 million is expected to be payable prior to Implementation, A$23.4 million on Implementation and A$7.9 million after Implementation.

Fairness Assessment

The following table summarises our assessment:

Fairness Assessment - Value under going concern	Section
A$	Reference	Low	High
CBR Share before/in the absence of the Transaction (control basis) VA (1) are NOT appointed and adopting fair market v alue (Theoretical v alue)	Section 8	0.408	0.561
Scheme Consideration (minority basis) SEF or alternativ e funding is raised	Section 9	0.173	0.248
Premium/(discount)		(0.235)	(0.313)
Premium/(discount) %		(57%)	(56%)
Fairness Opinion		NOT FAIR

Source: GTCF analysis

Note (1) – VA stands for Voluntary Administrators.

Our fairness assessment above was undertaken under the fair market concept16. However, if completion of the Transaction does not occur or the SEF17 is not raised shortly after completion of the Transaction, the Directors are likely to appoint voluntary administrators. Under these circumstances, the value of CBR and of MergeCo is likely to be A$nil or limited.

Under the going concern scenario, our assessment of the fair market value of the Scheme Consideration on a minority basis and going concern basis is below the fair market value of CBR Shares before the Scheme on a control basis and going concern basis. Accordingly, we conclude that the Scheme is NOT FAIR to CBR Shareholders.

CBR Shareholders should consider our sensitivity analysis on the value of the Scheme Consideration in conjunction with the different level of redemptions of Class A Shares and timing of the SEF which are included in the valuation assessment of MergeCo below.

The assessed value range of CBR and MergeCo is broad and reflects the high level of debt which causes small movements in the enterprise value to be amplified in the equity value. It is also an indication of the uncertainties and risks of the business discussed throughout this IER and the various level of potential dilutions for CBR Shareholders. Further, MergeCo’s trading prices may be adversely affected, at least in the short term, by the complex capital structure, future potential dilution from CEF, the uncertainty on whether or not the SEF will be finalised and execution risk on the operational improvements expected from the Mega-line.

We have assessed the fair market value of CBR Shares and of the Scheme Consideration having regard to the DCF Method which we have cross checked with the Quoted Security Price Method. We have also had regard to the EBIT Multiple Method18, but this is not considered particularly relevant.

16 Assuming willing buyer and willing seller and not incorporating the financial distress of the Company.

17 Or alternative funding.

18 Calculated as enterprise value divided by EBIT.

Valuation assessment of CBR before the Scheme (assuming going concern)

DCF Method (assuming going concern)

For the purpose of our valuation assessment of Carbon Revolution utilising the DCF methodology, Grant Thornton Corporate Finance was provided with Management’s Projections which we have incorporated into the GT Model to assess the fair market value of Carbon Revolution. We have adopted 30 June 2028 as the terminal year as this is the time that CBR reaches a steady state based on the OEM programs awarded or in the engineered and design phases as at the date of this valuation.

The table below sets out a summary of our valuation assessment of CBR Shares before the Scheme based on the DCF Method:

DCF Method - CBR before the Scheme	Section	Fair market value VA (1) is NOT appointed
A$ million	Reference	Low	High
Enterprise value on a control basis	8.1.2	166.2	198.7
Less: Proforma Net Debt as at 30 June 2023	8.1.3	(79.2)	(79.2)
Equity value (control basis)		86.9	119.5
Number of outstanding shares (million) (fully diluted)	8.1.4	213.0	213.0
Value per share (control basis) (A$ per share)		0.408	0.561

Sources: CBR Management; GTCF analysis.
Note 1: VA stands for Voluntary Administrators

If completion of the Transaction does not occur and the Directors appoint voluntary administrators, the value of CBR for the equity holders is likely to be A$nil or limited.

In our valuation assessment under the going concern, we have relied on the Internal Projections centred entirely on wheels produced in the Australian manufacturing facility, excluding any overseas expansion. We have set out below the key assumptions.

●	Wheels production and pricing – Carbon Revolution’s annual capacity is expected to grow considerably over the coming years as a result of the full completion of the Mega-line[19] and associated productive plant and equipment. Expected sales volume is c. 48,000 by CY24. The ramp-up in production is supported[20] by agreements that are either in place or expected to be finalised in the short term with OEMs where pricing has been agreed and volume forecasts have been provided by the OEM. However, these programs do not represent an obligation for the OEMs to purchase the number of wheels indicated in the contract. Circa 80% of the FY28 revenue is supported by programs already awarded. Over the discrete period, average wheel prices are expected to stay largely in line with current average pricing.

●	Contribution margin – The contribution margin per wheel is expected to significantly improve during the discrete forecast period as a result of the commissioning of the Mega-line with phase 1 expected to be completed around mid- 2023. The fully operational Mega-line, which is expected in 2025, together with the greater scale of the business are anticipated to reduce the direct cost per wheel from A$2,562 in FY22 to c. A$1,500 in the long term. Whilst execution risks remain, commissioning of the Mega-line is progressing in accordance with Management’s plan as disclosed in the Appendix 4C released in July 2023.

19 Currently only Phase 1 has been commissioned.

20 FY24 volume expected of c. 48k

●	EBIT margins – EBIT margins are expected to improve in the short term and to normalise in the terminal year.

●	Capital expenditure – Capital expenditures up to FY25 are mainly associated with the development of the Mega-line as well as relatively higher tooling cost as a result of the build-up in production levels. Subsequently, Management has projected capex requirements related to maintenance and tooling to decline to a normalised level by FY28.

●	Net Debt – Pro-forma net debt as at 30 June 2023 is estimated by Grant Thornton at A$79.2 million after the drawdown of the New Debt Program, repayment of existing obligations and the transaction costs to be incurred by CBR on a stand-alone basis (i.e. excluding SPAC costs but including success fee payable by CBR given that our valuation is on a 100% basis).

●	Discount rate – We have assessed the discount rate between 13.0% and 14.2% based on the WACC. In computing the WACC, we have applied a company specific risk premium of between 3.0% and 4.0% to reflect the risk underlying the projections and, to some extent, the overall risk associated with the Company. Refer to Appendix D for further details.

Whilst we have placed limited reliance on the EBIT Multiple approach, we note that the EBIT Multiple implied in our valuation assessment based on the DCF approach is not unreasonable based on the listed peers analysed. Refer to section 8.3 for details.

Cross check – CBR Quoted Security Prices

We have only relied on the trading prices before the announcement of the Transaction as a high- level cross check to the valuation assessment as we have identified some limiting factors: 1) the liquidity of CBR Shares is low; 2) the significant passage of time between the announcement of the Transaction and the preparation of this IER; and 3) the change in the capital structure with the New Debt Program obtained and drawn down after the announcement. As a result, the trading prices before the announcement of the Transaction do not necessarily reflect the capital structure and operational performance of CBR captured in our valuation assessment based on the DCF approach.

We have illustrated in the graph below a comparison between the trading prices of CBR before the announcement of the Transaction, inclusive of a theoretical premium for control of 30%, with our valuation range under the DCF approach on a control basis.

CBR trading prices (grossed up for a 30% premium) compared with our valuation assessment on a control basis – assuming CBR is able to continue as a going concern

Notwithstanding the limitations identified above, the valuation assessment under the DCF approach is not inconsistent with the trading prices in the period before the announcement of the Transaction once a control premium is added.

Valuation assessment of the Scheme Consideration (assuming going concern)

DCF Method (assuming going concern)

We have set out below our valuation assessment of MergeCo assuming 100% redemption of Class A SPAC Shares and the SEF is entered into before the Transaction with sensitivities run for alternative cases.

DCF Method - MergeCo	Section	SEF is obtained and MergeCo continues as a going concern
A$ million	Reference	Low	High
Enterprise value on a control basis	8.1	189.9	225.9
Less: Proforma Net Debt	9	(106.4)	(106.4)
Equity value (control basis)		83.4	119.5
Less: Minority discount	9	23.1%	23.1%
Equity Value (minority basis)		64.2	91.9
Number of outstanding shares (million)	9	24.87	24.87
Value per share (minority basis) (A$ per share)		2.580	3.695
Value per MergeCo share (minority basis) (US$ per share)		1.736	2.485
Merger Ratio	1	0.0672	0.0672
Value of Scheme Consideration (A$ per share)		0.173	0.248

Sources: CBR Management; GTCF analysis. In the table above, the equivalent value in US$ has been estimated based on the Exchange Ratio of 0.0672 and the GT Exchange Rate of 0.67.

If the SEF or alternative funding are not obtained shortly after completion, MergeCo may not be able to continue as a going concern. Under those circumstances, the value for CBR Shareholders is likely to be A$nil or limited.

The valuation assessment of MergeCo presents a number of challenges and uncertainties which are exacerbated by the fact that that MergeCo Shares will only commence trading on NYSE American after completion of the Transaction and hence we do not have the benefit of observing how MergeCo’s trading prices compare with our valuation assessment.

This is particularly relevant for the potential value dilution or accretion arising from the issue of MergeCo Shares under the CEF. If the trading prices of MergeCo move within a narrow range consistent with our valuation assessment of MergeCo on a minority basis, there will not be any further value dilution or accretion for MergeCo Shareholders from the MergeCo Shares issued under the CEF21. However, practically, the issue of MergeCo Shares under the CEF is likely to occur over an extended period of time22 and future events and circumstances are likely to be different to those considered at the date of our assessment of MergeCo Shares which may cause MergeCo Shares to trade differently from our valuation assessment.

As a result of the above uncertainties, we have presented below a number of sensitivities of the valuation assessment of MergeCo assuming different levels of premium or discount of the trading prices of MergeCo Shares compared with our valuation assessment to attempt to estimate the potential dilutionary (or otherwise) effect of the additional cash to be raised under the CEF.

Scheme Consideration	Section	SEF is obtained and MergeCo continues as a going concern
A$ per share	Reference	Low	High
CEF shares issued at a premium to our valuation assessment of:
20% premium		0.192	0.271
10% premium		0.183	0.260
MergeCo trading in line with our valuation assessment		0.173	0.248
CEF shares issued at a discount to our valuation assessment of:
10% discount		0.163	0.235
20% discount		0.151	0.221
Min		0.151	0.221
Average		0.173	0.247
Max		0.192	0.271

Sources: CBR Management; GTCF analysis. The equivalent value in US$ has been estimated based on the Exchange Ratio of 0.0672 and the GT Exchange Rate of 0.67.

21 If a company issue shares at a price higher or lower than the trading prices, it would be value accretive or dilutive respectively for non- participating shareholders. Conversely, if the issue price is the same of the trading prices, the issue of new shares will be value neutral for non-participating shareholders. Whilst the collective holding of non-participating shareholders will diminish, the value of the company increases by the same amount which allows the price per share after the issue of the new shares to remain the same.

22 Drawdowns under the CEF are at MergeCo’s election for a period of up to three years commencing from three to four weeks after implementation of the Transaction, subject to certain cap discussed in section 1. Also, MergeCo has until 31 December 2023 to secure the SEF or alternative funding.

In our opinion, the downside risks are greater than the upside potential, at least in the short term, due to the following:

●	Liquidity of MergeCo trading prices is expected to remain low and potentially worsen given the hurdles that current Australian shareholders may face in seeking to dispose of the MergeCo Shares exchanged for CBR Shares (refer to our discussion in the disadvantages).

●	The complex capital structure of MergeCo may be unattractive for certain investors.

●	Investors may, at least initially, reflect a greater execution risk associated with the future growth plan and the streamlining of the operations expected from the Mega-line than we have considered in our valuation assessment.

●	Overhang effect associated with the ability of CEF investors to short sell MergeCo Shares to be acquired under the CEF and to potentially immediately dispose of them after the issue.

On the flip side, SPAC Founder Shareholders and CBR Management will have a vested interest to ensure that the liquidity of MergeCo Shares increases and the trading prices provide a true reflection of the underlying fair market value. We note that the MergeCo Shares held by SPAC Founder Shareholders and CBR Management at implementation are subject to lock-up arrangements for a period of 180 days from implementation of the Transaction and during the lock-up period they will be unable to sell these MergeCo Shares.

In relation to our valuation assessment of MergeCo Shares, we have made the following assumptions:

●	The cash flows underlying the enterprise value of MergeCo are the same as those of CBR before the Transaction as both valuations are undertaken on a 100% basis, however we have updated our assessment of the discount rate to between 12.2% and 13.3% to reflect the greater funds available to MergeCo from the CEF and potentially the SEF and other alternatives as outlined in section 1.1 of the Scheme Booklet.

●	The pro-forma net debt of MergeCo as at 30 June 2023 is estimated by Grant Thornton at c. A$106.4 million[23] (excluding drawdown of the CEF and potentially the SEF) based on the net debt of CBR before the Scheme plus the additional transactions costs of the SPAC. In our valuation assessment of MergeCo, we have only considered the dilution arising from the SEF Warrants whereas we have not considered an increase in the debt level from the draw down of the SEF as this will be offset by the increase in the cash by substantially the same amount. However, if the SEF is drawn down and MergeCo does not perform in line with the Internal Projections, there will be further value dilution from the draw down of the SEF and the gearing of MergeCo may not be sustainable. This is not considered in our valuation assessment.

●	The number of MergeCo Shares on issue include the SEF Warrants and the MergeCo RSUs[24] to be issued to key employees, but excludes the MergeCo Warrants issued in exchange for the SPAC Warrants as they have an exercise price of US$11.50 per share which is materially in excess of our valuation assessment of MergeCo.

23 A$79.2 million CBR proforma net debt balance before the Scheme, additional restricted cash of A$7.6 million and additional transaction costs incurred by the SPAC.

24 MergeCo’s retention plan will result in the issue of up to RSUs equal to 5% of the MergeCo Shares on issue at implementation to certain members of management of MergeCo. Each RSU will be issued for nil consideration and on vesting may be exercised by the employee and convert into one MergeCo Share. Providing the service condition is met, MergeCo RSUs will vest over 3 years. See section 6 for details.

●	Given the DCF Method produces a control valuation, we have applied a minority discount of 23.1% based on the inverse of a 30% control premium. Refer to Appendix E for further details.

Whilst our valuation range assumes 100% redemption of Class A Shares and entry into the SEF before implementation of the Transaction, we have included a separate sensitivity below.

Specifically, we note the following:

●	Should some or all of the remaining Class A SPAC Shareholders not elect to redeem their shares prior to the Business Combination, the capital relating to those unredeemed Class A SPAC Shares will be contributed to MergeCo and it will be value accretive for the other MergeCo Shareholders as set out in the sensitivity analysis below.

Sensitivity on SPAC Redemptions SEF is obtained and MergeCo is a going concern	Scheme Consideration (A$) Low	High	MergeCo Shares (US$) Low	High
No SPAC Redemptions	0.278	0.338	2.779	3.377
80% SPAC Redemptions	0.249	0.313	2.494	3.134
90% SPAC Redemptions	0.214	0.283	2.145	2.835
100% SPAC Redemptions	0.173	0.248	1.736	2.485

Sources: GTCF analysis.

The 100% SPAC Redemption case coincides with the selected valuation range, which we have adopted as a base to run the other sensitivities. The value in US$ has been calculated based on the GT Exchange Rate of 0.67.

●	Should entry into the SEF be achieved after Implementation of the Transaction, the Exchange Ratio will increase from 0.0670 (depending on the redemption rate of Class A SPAC Shares) to 0.0877 MergeCo Shares for every CBR Share. The impact on the value per share is presented below.

Scheme Consideration - Sensitivity on SEF timing SEF is obtained and MergeCo is a going concern	Section Reference	Scheme Consideration (A$) Low	High
Scheme Consideration if SEF completes BEFORE the Transaction		0.173	0.248
Scheme Consideration if SEF completes AFTER the Transaction (1)		0.186	0.267
Value benefit for CBR Shareholders		7.3%	7.3%

Sources: CBR Management; GTCF analysis.

Value of the Scheme Consideration based on the Quoted Security Prices

We have considered the trading prices of CBR after the announcement of the Transaction as a proxy for investors’ view of the value of the Scheme Consideration. However, we note that there has been significant passage of time between the announcement of the Transaction and the date of this IER due to financial and reporting issues faced by the Company, including the need to issue the restated FY22 financial report. During this time, CBR has pursued bridge financing initiatives to address its significant funding challenges given that cash and cash equivalents reduced from A$23.4 million as at 30 June 2022 to A$4.1 million as at 31 March 2023. Further at the end of February, CBR indicated that it forecast to be in breach of covenants under its existing debt facilities within the next 12 month period25 and that it required to raise A$100 million to allow the Company to continue as a going concern for the next twelve months or alternatively, the Company may have needed to enter into voluntary administration.

25 Although this debt facility was planned to be repaid with new funding before expected date of covenant breaches.

Since the announcement of the Transaction, CBR trading prices have continued to be extremely volatile reflecting the uncertainties on the Transaction progressing and the financial distress of the Company. When CBR announced the entering into the New Debt Program on 24 May 2023, CBR’s share price soared 40% from A$0.125 as at 23 May 2023 to A$0.175 as at 24 May 2023. The New Debt Program assisted in mitigating imminent liquidity issues for the business, at least for the short term, as well as the risk of the Company entering into liquidation or voluntary administration.

Based on the above, in our cross check, we have mainly relied on the trading prices after the announcement of the New Debt Program which are illustrated in the graph below against our valuation range of the Scheme Consideration.

MergeCo trading prices compared with our valuation assessment on a minority basis

Source: S&P Global, GTCF analysis.

In more recent times, the trading prices reduced materially to c. 12 cents due to the delay in the Transaction and the guidance downgrade announced by the Company, but they have more recently raised up to 24 cents and they were around 18 cents on 4 August 2023.

Notwithstanding the limitations above, the trading prices after the announcement of the New Debt Program support our valuation assessment, although towards the low-end of the range. This does not seem unreasonable given the uncertainties in relation to the Transaction proceeding and the required fund raising.

Reasonableness Assessment

RG 111 establishes that an offer is reasonable if it is fair. It might also be reasonable if, despite being not fair, there are sufficient reasons for the security holders to accept the offer in the absence of any superior proposal. In assessing the reasonableness of the Scheme, we have considered the following advantages, disadvantages and other factors.

Advantages

Risk of appointing Voluntary Administrators if the Transaction is not implemented

The Transaction is required to be implemented by 31 August 2023 under the New Debt Program or it will constitute an event of default, with a 60-day cure period, at which point, if completion is still not achieved, CBR must, at the option of PIUS, repay the New Debt Program of US$60 million, plus accrued interest and a fee equal to 7% of the amount borrowed.

The cash balance as at 30 June 2023 (A$34.3 million) is expected to further materially reduce by 30 October 2023 and it is only a fraction of the amount CBR would be required to repay under the New Debt Program if the Transaction does not proceed.

Consequently if the Transaction is not implemented, CBR would need to identify, negotiate terms, and receive an alternative source of capital within 60 days of 31 August 2023, or the Directors may be forced to appoint liquidators or voluntary administrators, unless the terms of the New Debt Program are renegotiated. If voluntary administrators are appointed, CBR Shareholders are unlikely to receive any return for their CBR Shares.

Considering the time that elapsed since CBR first announced the merger with the SPAC and the announcement of the New Debt Program on 24 May 2023 (c. six months), it is unlikely that CBR will be able to secure alternative funding prior to 30 October 2023 in order to repay the New Debt Program. Further, the obligations to repay the amounts under the New Debt Program are fully backed by an insurance policy for the entire term. Accordingly, the holders of the notes under the New Debt Program may have limited incentive to agree to renegotiate the terms which may weaken their position.

Whilst implementation of the Transaction does not ensure that CBR will continue as a going concern, it preserves some value, at least in the short term, compared with the alternative of not undertaking the Transaction and it offers the opportunity to potentially raise additional funding as set out in section 1.1 of the Scheme Booklet.

Debt and equity facilities

The implementation of the Transaction will provide MergeCo with additional funding and it will allow the business to continue to seek additional capital as outlined below:

●	The CEF will become available for drawdown based on the terms discussed in section 1. Although the liquidity injection from the issue of MergeCo Shares may be lower than the face value given the drawdown restrictions, the cash raised will be used for working capital purposes and potentially to service the New Debt Program.

●	MergeCo will be able to continue to seek the SEF or alternative funding and attempt to secure binding terms. Any discussions in relation to the SEF or alternative funding will be aborted if the Transaction is not implemented. If MergeCo is successful in obtaining the SEF, it may be able to satisfy some or all of its obligations to obtain new equity capital under the New Debt Program by drawing down from the SEF and in doing so, avoid the penalties under the New Debt Program.

●	The New Debt Program will remain in place and the Company will not be required to repay it, at election of PIUS, after the 60-day cure period from 31 August 2023 if the Transaction is not implemented, subject to no other covenant breach occurring.

Retention of control

Whilst we have undertaken our valuation assessment of the Scheme Consideration on a minority basis, CBR Shareholders will collectively hold a controlling interest in MergeCo (before the exercise of the MergeCo Warrants, the draw down of the CEF and the issue of MergeCo Incentive Securities, but including the SEF Warrants and the MergeCo RSUs) which will vary depending on the level of redemptions of Class A SPAC Shares and timing of entry into, if it occurs, the SEF. Refer to sections 7.2 and 7.3 of the Scheme Booklet for details.

However, we note that if entry into and completion of the SEF occurs in line with the terms being contemplated, the SEF investors will hold negative control, until the SEF is redeemed, via the requirements to seek their consent for major decisions in respect to the business. If the SEF is not redeemed when required, any SEF investor is anticipated to gain positive control.

Continuity of directors and senior management

The Management Team and the Directors of CBR will continue as the management team and directors of MergeCo, which is expected to ensure continuity in personnel, strategy and knowledge of the business.

Possible positive effects of NYSE American listing

Being listed on NYSE American may result in greater analyst coverage and investor awareness for MergeCo. Furthermore, the Scheme may improve liquidity by increasing the exposure of CBR to a much larger capital market and make MergeCo more appealing to institutional investors than CBR was, which could lead to greater diversity of investors on the share register.

Potentially lower SPAC redemptions

There exists the potential that MergeCo Shares may have greater value than our primary assessment should not all Class A SPAC Shareholders elect to redeem their Class A SPAC Shares prior to the Business Combination between MergeCo and the SPAC.

Under these circumstances, the capital relating to those unredeemed shares will be contributed to MergeCo and it will be value accretive for the other MergeCo Shareholders given that the issue price for Class A SPAC Shares is US$10 per share which is materially higher than our valuation assessment of MergeCo.

While Class A Shareholders have had, and will have, the option to elect to redeem their Class A SPAC Shares, the SPAC Warrants survive that redemption and remain on issue. It is a term of the Business Combination that SPAC Warrants are converted into MergeCo Warrants on the same terms. Accordingly, should the Scheme be approved, there will be 12,210,78026 MergeCo Warrants on issue with an exercise price of US$11.50.

26 Represents maximum number of MergeCo Warrants on issue at Implementation, comprised of 5,107,842 SPAC price placement warrants and 7,102,938 SPAC public warrants sold as part of the IPO of the SPAC, each exchanged for MergCo Warrants on a 1:1 basis.

In performing our fairness assessment, we have assumed that none of the warrants over MergeCo Shares are likely to be exercised because their exercise price is significantly out of the money compared to our fair market valuation of MergeCo Shares.

Roll-over relief

Australian resident CBR Shareholders who would otherwise recognise a capital gain on the disposal of their CBR Shares should generally be eligible to choose Capital Gain Tax (“CGT”) scrip-for-scrip roll-over relief. Broadly, CGT scrip-for-scrip roll-over relief enables CBR Shareholders to disregard the capital gain they make from the disposal of their CBR Shares under the Scheme.

Disadvantages

The Transaction is not fair

We have concluded that the Transaction is not fair and that CBR Shareholders will not receive a premium for control as our valuation of MergeCo after the Transaction is below the trading prices of CBR before the announcement of the Merger.

However, Shareholders should consider the following:

●	CBR Shareholders would collectively retain control over MergeCo under any redemption scenario. If no further redemption beyond those in connection with the Extension Approval were to occur, CBR Shareholders would collectively own c. 62% of MergeCo immediately following implementation (assuming the SEF and any other additional equity funding do not occur prior to implementation).

●	The Management Team and Directors of CBR will continue to lead MergeCo and effectively the business of CBR will be the only business of MergeCo after the Transaction.

●	In the absence of the Transaction or alternative funding, CBR Directors may be forced to appoint liquidators or voluntary administrators and hence the Company is unlikely to continue as a going concern. The Transaction is effectively a funding mechanism via the New Debt Program, the CEF, potentially the SEF and other capital raising opportunities that are dependent on MergeCo being listed on NYSE American to attempt to provide CBR with sufficient funding to be able to continue as a going concern, at least in the short term, rather than a takeover of the business. Consistently with the concept that the Transaction is a funding mechanism, if entry into and completion of the SEF occurs in line with the terms being contemplated, SEF investors will obtain negative control of MergeCo without any control premium being paid.

Risk of “loan to own” under the New Debt Program

The New Debt Program is secured against the current and future tangible and intangible assets of the Australian members of Carbon Revolution group, including the IP. As discussed throughout this IER, there could be circumstances where CBR may be required to appoint liquidators or voluntary administrators if the Transaction is not implemented or even if the Transaction is implemented but CBR or MergeCo is not able to enter into and complete the SEF (in the absence of alternative funding) and the draw down under the CEF is limited by the existing restrictions.

In this context, it is likely that the insurer27 would appoint receivers (or equivalent in other jurisdictions) and exercise its security to recover the face value of the New Debt Program of US$60 million or c. A$90 million28 plus unpaid interest and potentially a fee of 7% of the face value. Under these circumstances, it is unlikely there would be material excess proceeds returned to CBR.

Further, if the SEF is completed, the combined face value of the New Debt Program plus the SEF will total c. US$120 million or c. A$180 million and both will rank ahead of CBR Shareholders in a liquidation/insolvency event. Even if the SEF is drawn down and then CBR is not able to continue as a going concern, it is unlikely that ordinary shareholders will receive any value.

In our valuation assessment of MergeCo, we have only considered the dilution arising from the SEF Warrants whereas we have not considered an increase in the debt level from the draw down of the SEF29 as this will be offset by the increase in the cash by substantially the same amount. However, if the SEF is drawn down and MergeCo does not perform in line with the Internal Projections, there will be further dilution from the draw down of the SEF and the level of debt of MergeCo may not be sustainable.

Committed Equity Facility’s limits30

The terms of the operation of the CEF may limit MergeCo’s ability to drawdown the full amount of US$60 million as and when it requires it. The maximum amount it can drawdown on each occasion (depending on the pricing mechanism chosen) is the higher of US$10 million and the aggregate trading volume from the three days prior to submitting the request, subject to a limit that the aggregate number of MergeCo shares that would be held by Yorkville (the CEF provider) as a result may not exceed 9.99% of MergeCo’s issued capital at the time of making the request.

Under our assumptions, after completion of the Transaction, MergeCo will have on issue c. 24.87 million31 MergeCo Shares assuming 100% redemption Class A SPAC Shares or c. 27.11 million32 MergeCo Shares assuming 90% redemption Class A SPAC Shares. Based on our valuation assessment of the Scheme Consideration converted into US dollars, we have estimated that at the first request of advance, MergeCo may only be able to drawdown between US$4.7 million and

27 The obligations to repay the amounts under the New Debt Program are fully backed by an insurance policy for the entire term.

28 The value is slightly different to the Scheme Booklet due to the different date reference point for the AUD:USD exchange rate.

29 For the purpose of this statement, we have considered the SEF more akin to a debt instrument rather than equity. Whilst the SEF is expected to take the form of a preferred equity, the reality is that MergeCo has an obligation to repay the face value plus a preferred return of 10% to 15% per annum and multiple of invested capital between 1.5 and 2.x after five years. The finite life of the instrument plus the guaranteed return are more akin to a debt instrument than equity.

30 Details of the CEF are set out in section 1.4 below.

31 14,320,239 (CBR Shareholders); 5,000,000 (SPAC Founders); 1,184,394 (MergeCo RSUs); 4,352,650 (SEF Warrants) and 15,000 (Yorkville).

32 14,301,594 (CBR Shareholders); 2,130,881 (Class A SPAC); 5,000,000 (SPAC Founders); 1,290,939 (MergeCo RSUs); 4,371,295 (SEF Warrants) and 15,000 (Yorkville).

US$7.5 million as above these levels, the maximum shareholding threshold of 9.99% under the CEF will be breached as set out in the table below.

Max advance under the CEF	100% Redemption	90% Redemption
Number of MergeCo Shares	24,872,283	27,109,709
Maximum MergeCo Shares to be held by CEF @ 9.99%	2,760,517	3,008,843
Value per shares in A$ (based on the Exchange Ratio and GT Exchange Rate)	0.173	0.248
Value per shares in US$	1.701	2.502
Maximum first advance cash inflow (US$)	4,695,696	7,526,626

Source: CBR Management; GTCF analysis. 1) Based on the GT Exchange Rate

In order for MergeCo to be able to draw down on the next advance, the CEF provider will be required to sell some or all of its MergeCo Shares issued as part of the first advance on market which, in the absence of significant demand for MergeCo Shares, may put significant downward pressure on the trading price. This may cause the 9.99% shareholding cap under the next advance to be reached in conjunction with a lower US$ amount of cash raised under the CEF. This mechanism may create a downward spiral in the share price of MergeCo which may prevent CBR from being able to utilise the CEF to create liquidity.

Committed Equity Facility’s permitted short selling effect on the future market price of shares

When MergeCo lodges a request to drawdown an amount of equity from the CEF, the CEF Provider (Yorkville) is specifically permitted to sell the shares in MergeCo during the period between lodgement of the request to drawdown and the date the shares are issued to it so that it may manage its risk should it need to.33 The agreement for the CEF deems a request to drawdown equity from the CEF to be an unconditional contract that is binding on both parties.

Yorkville is permitted to sell the shares in MergeCo for which it is bound to subscribe, before it is issued with them, and before it has paid the subscription price. This might be characterised as short selling of the MergeCo shares. Accordingly, there exists the potential for Yorkville to place downward pressure on the trading price of MergeCo Shares on the public market by short selling shares it does not yet own. This effect is more severe under the CEF than other ordinary short selling arrangements because Yorkville will not subsequently re-enter the public market to purchase the shares it has already sold (and by doing so, provide support for the trading price) but will instead simply deliver, to either the lender of the covered position or the purchaser if the short sale was naked, the shares subscribed for under the CEF when they are issued.

Significant additional dilution

Implementation of the Transaction will cause significant additional dilution for CBR Shareholders based on the following:

●	Based on the terms currently being contemplated by CBR, the SEF will include attached warrants with nominal/nil exercise price in the capital of MergeCo equivalent to a proportion of the issued capital between 15% and 20%.

33 See Article II, Section 2.01(g), of the agreement between YA II PN LTD and SPAC for the CEF.

●	The issue price of the CEF’s advances will be between 95% and 97% of certain VWAP calculations as discussed in section 1.

●	Post implementation of the Transaction, MergeCo RSUs equivalent to 5% of the issued capital will be issued to certain members of management of MergeCo as a one-off award to support their retention. The only vesting condition is continuity of employment.

●	Employees and directors will participate in the MergeCo Incentive Equity Plan representing up to a further 8% of the aggregate number of MergeCo Shares on issue at implementation[34] and MergeCo Shares that may be issued on exercise of the SEF Warrants and this may be increased by up to a further 5% each calendar year commencing on 1 January 2024 (based on the MergeCo Shares on issue at the end of the previous year) for the remaining term of the MergeCo Incentive Equity Plan (which ends 10 years from the date immediately prior to the Implementation Date). Whilst we understand that there will be performance conditions attached to the MergeCo Incentive Equity Plan, the dilution will be significant for the MergeCo Shareholders.

Disposal of MergeCo Shares

CBR Shareholders are likely to incur costs in dealing with their MergeCo Shares following approval of the Scheme due to the complexities arising from the fact that MergeCo will be a company established in and operating under the laws of the Republic of Ireland, and the NYSE American exchange is not a local exchange for most CBR Shareholders.

Complex capital structure

The capital structure of MergeCo is complicated by the interdependency of the terms of the New Debt Program, the CEF, and potentially the SEF. The terms of each of these facilities have future potential dilutionary effects on the fair market value of MergeCo shares, which may be unattractive for new institutional investors.

Transaction costs

Should the Scheme be approved, MergeCo will incur transaction costs of A$35.7 million after 1 August 2023. These costs are large for a transaction of this size and whilst they are incorporated into our analysis of the fair market value of the Scheme Consideration, they represent a significant reason for the fair market value of the MergeCo shares being less than the value of CBR shares in the absence of the Scheme.

Complex and costly reporting structure with the SEC

MergeCo is required to adequately develop and implement the governance, compliance, risk management and control infrastructure and culture required for a public company subject to the laws governing corporations in Ireland and U.S. federal securities laws, including compliance with the Sarbanes-Oxley Act.

34 Including MergeCo Shares that may be issued in any additional equity funding occurring by way of issue of MergeCo Shares that completes on or prior to Implementation as well as any MergeCo Shares that may subsequently be issued on exercise of the SEF Warrants.

The complexity of meeting these governance, compliance, risk management and control requirements are likely to involve additional expenses to those CBR incurs as an Australian company listed on the ASX.

Potential future dilution from the MergeCo Warrants

If the trading prices of MergeCo Shares will increase above the exercise price of the MergeCo Warrants before their maturity, pre-existing MergeCo Shareholders, including CBR Shareholders who have elected to retain their MergeCo Shares, will be diluted by the exercise of the MergeCo Warrants.

Other factors

Prospects of a superior offer or alternative transaction

While CBR has agreed not to solicit any competing proposals or to participate in discussions or negotiations in relation to any competing proposals during the exclusivity period, there are no impediments to an alternative proposal being submitted by potentially interested parties. The transaction process should act as a catalyst for potentially interested parties to assess the merits of potential alternative transactions.

No superior proposal has emerged in the c. nine months since the Scheme was announced. We are of the opinion that it is unlikely that a superior proposal will emerge. However, if an alternative proposal on better terms was to eventuate, it is expected that this would occur prior to the shareholder meeting convened to consider the Scheme. We note that there will be a significant time- lag between the release of this IER and the CBR Shareholders meeting to approve the Scheme. In the event that an alternative offer on better terms emerges, shareholders will be entitled to vote against the proposed Scheme or the shareholders meeting could be adjourned.

Dividend policy and dividend entitlement

CBR has never paid any dividends. The current intention of the CBR Board is that MergeCo does not intend to pay dividends for the foreseeable future. Should MergeCo declare and pay dividends, they would be subject to Irish taxation laws which may or may not apply income or withholding taxes on dividends paid to foreign shareholders. The taxation laws of Ireland may differ significantly to those applicable to the CBR Shareholders prior to the Scheme. The Scheme Booklet, which this report accompanies, sets out limited discussion of the likely effect of Irish taxation laws on non-Irish shareholders’ interests in shares of MergeCo.

Directors’ recommendations and intentions

As at the date of this Report, the CBR Directors have recommended that CBR Shareholders vote in favour of the Scheme in the absence of a superior alternative proposal emerging and subject to the Independent Expert concluding and continuing to conclude that the Scheme is in the best interests of CBR Shareholders. The CBR Directors also intend to vote the shares they hold or control in favour of the Scheme.

Reasonableness conclusion

Notwithstanding the significant disadvantages of the Scheme to CBR shareholders, in our opinion, on balance, the advantages outweigh them. Based on the qualitative factors identified above, it is our opinion that the Scheme is REASONABLE to CBR Shareholders.

Overall conclusion

After considering the abovementioned quantitative and qualitative factors, Grant Thornton Corporate Finance has concluded that the Scheme and the Capital Reduction are NOT FAIR but REASONABLE and hence in the BEST INTERESTS of CBR Shareholders in the absence of a superior alternative proposal emerging.

Other matters

Grant Thornton Corporate Finance has prepared a Financial Services Guide in accordance with the Corporations Act. The Financial Services Guide is set out in the following section.

The decision of whether or not to vote in favour of the Scheme is a matter for each CBR Shareholder to decide based on their own views of value of CBR and expectations about future market conditions, CBR’s performance, risk profile and investment strategy. If CBR Shareholders are in doubt about the action they should take in relation to the proposed Scheme, they should seek their own professional advice.

Yours faithfully

GRANT THORNTON CORPORATE FINANCE PTY LTD

ANDREA DE CIAN	JANNAYA JAMES
Director	Director

6 September 2023

Financial Services Guide

1	Grant Thornton Corporate Finance Pty Ltd

Grant Thornton Corporate Finance carries on a business, and has a registered office, at Level 17, 383 Kent Street, Sydney NSW 2000. Grant Thornton Corporate Finance holds Australian Financial Services Licence No 247140 authorising it to provide financial product advice in relation to securities and superannuation funds to wholesale and retail clients.

Grant Thornton Corporate Finance has been engaged by CBR to provide general financial product advice in the form of an independent expert’s report in relation to the Scheme. This report is included in CBR’s Scheme Booklet.

2	Financial Services Guide

This FSG has been prepared in accordance with the Corporations Act 2001 and provides important information to help retail clients make a decision as to their use of general financial product advice in a report, the services we offer, information about us, our dispute resolution process and how we are remunerated.

3	General financial product advice

In our report, we provide general financial product advice. The advice in a report does not take into account your personal objectives, financial situation or needs.

Grant Thornton Corporate Finance does not accept instructions from retail clients. Grant Thornton Corporate Finance provides no financial services directly to retail clients and receives no remuneration from retail clients for financial services. Grant Thornton Corporate Finance does not provide any personal retail financial product advice directly to retail investors nor does it provide market-related advice directly to retail investors.

4	Remuneration

When providing the Report, Grant Thornton Corporate Finance’s client is CBR. Grant Thornton Corporate Finance receives its remuneration from CBR. In respect of the Report, Grant Thornton Corporate Finance will receive from CBR a fee of A$240,000 (plus GST) which is based on commercial rates, plus reimbursement of out-of-pocket expenses for the preparation of the report. Our directors and employees providing financial services receive an annual salary, a performance bonus or profit share depending on their level of seniority.

Except for the fees referred to above, no related body corporate of Grant Thornton Corporate Finance, or any of the directors or employees of Grant Thornton Corporate Finance or any of those related bodies or any associate receives any other remuneration or other benefit attributable to the preparation of and provision of this Report.

5	Independence

Grant Thornton Corporate Finance is required to be independent of CBR in order to provide this report. The guidelines for independence in the preparation of independent expert’s reports are set out in RG 112 Independence of expert issued by ASIC. The following information in relation to the independence of Grant Thornton Corporate Finance is stated below.

“Grant Thornton Corporate Finance and its related entities do not have at the date of this report, and have not had within the previous two years, any shareholding in or other relationship with CBR (and associated entities) that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Scheme.

Grant Thornton Corporate Finance has no involvement with, or interest in the outcome of the Scheme, other than the preparation of this report. Grant Thornton Corporate Finance will receive a fee based on commercial rates for the preparation of this report. This fee is not contingent on the outcome of the Scheme. Grant Thornton Corporate Finance’s out of pocket expenses in relation to the preparation of the report will be reimbursed. Grant Thornton Corporate Finance will receive no other benefit for the preparation of this report.

Grant Thornton Corporate Finance considers itself to be independent in terms of RG 112 “Independence of expert” issued by the ASIC.”

6	Complaints process

Grant Thornton Corporate Finance has an internal complaint handling mechanism and is a member of the Australian Financial Complaints Authority. All complaints must be in writing and addressed to the Chief Executive Officer at Grant Thornton Corporate Finance. We will endeavour to resolve all complaints within 30 days of receiving the complaint. If the complaint has not been satisfactorily dealt with, the complaint can be referred to the Australian Financial Complaints Authority which can be contacted at:

Australian Financial Complaints Authority Limited

GPO Box 3

Melbourne, VIC 3001

Telephone: 1800 931 678

Grant Thornton Corporate Finance is only responsible for this Report and FSG. Complaints or questions about the General Meeting should not be directed to Grant Thornton Corporate Finance. Grant Thornton Corporate Finance will not respond in any way that might involve any provision of financial product advice to any retail investor.

7	Compensation arrangements

Grant Thornton Corporate Finance has professional indemnity insurance cover under its professional indemnity insurance policy. This policy meets the compensation arrangement requirements of section 912B of the Corporations Act, 2001.

Contents

		Page

1	Transaction Outline	28

2	Purpose and scope of the report	35

3	Industry overview	38

4	Profile of CBR	44

5	Profile of SPAC	62

6	Profile of MergeCo	66

7	Valuation methodologies	68

8	Valuation assessment of Carbon Revolution before the Scheme	70

9	Valuation assessment of the Scheme Consideration	82

10	Sources of information, disclaimer and consents	86

Appendix A – Valuation methodologies		88

Appendix B – Listed Comparable Companies in the Automotive sector		89

Appendix C – Discount rate		93

Appendix D – Premium for control study		100

Appendix E – Glossary		101

1	Transaction Outline

1.1	Introduction

Carbon Revolution Limited (“CBR”, “Carbon Revolution” or “the Company”) and Twin Ridge Capital Acquisition Corp., a special purpose acquisition company incorporated under the laws of the Cayman Islands and listed on the New York Stock Exchange (“SPAC”), have entered into a number of inter-conditional agreements which will result in a shelf company (“MergeCo”) being listed on NYSE American (“Transaction”).

The Transaction is effected as outlined below:

●	Scheme Implementation Deed (“SID”) – MergeCo, an entity which has no trading history or operations and has not undertaken any major activities (aside from taking steps necessary to implement the Transaction) and only nominal share capital, will acquire Carbon Revolution by way of a scheme of arrangement (“Scheme”) and capital reduction (“Capital Reduction”) as outlined in the SID. The consideration to be provided by MergeCo to shareholders of Carbon Revolution (“Carbon Revolution Shareholders” or “CBR Shareholders”) is shares in MergeCo (“MergeCo Shares” or “Scheme Consideration”).

●	Business Combination Agreement – The SPAC will be merged with and into a wholly owned subsidiary of MergeCo ("Merger Sub"), with Merger Sub surviving the merger as a wholly owned subsidiary of MergerCo, and with shareholders of the SPAC (“SPAC Shareholders”) receiving MergeCo Shares in exchange for their existing SPAC Shares and warrantholders of the SPAC receiving MergeCo Warrants in exchange for their existing SPAC Warrants (the “Business Combination”).

As a result, CBR and Merger Sub will become subsidiaries of MergeCo and the existing Carbon Revolution Shareholders and SPAC Shareholders will become shareholders of MergeCo, which will be listed on NYSE American.

A number of funding agreements (both equity and debt) have been entered into in connection with the Transaction. A detailed overview of the Transaction and related agreements is provided in the following sections.

1.2	Scheme Implementation Deed

If the Scheme is implemented, CBR Shareholders are expected to receive scrip consideration of approximately 0.0877 MergeCo Shares (“CBR Exchange Ratio”)35 for each Carbon Revolution Share and MergeCo will acquire 100% of the issued capital of CBR (assuming the SEF is entered into after implementation of the Transaction, if it occurs). If the SEF is entered into before the Transaction is implemented and the SPAC provides its consent to this on the basis SPAC Shareholders are not diluted, the CBR Exchange Ratio will reduce to between 0.0670 and 0.0672 depending on the redemption rate of Class A SPAC Shares. The value that CBR Shareholders will receive for each CBR Share will ultimately depend on the trading price of MergeCo Shares on listing on NYSE American.

All of the Carbon Revolution Shares and all the rights and entitlements attaching to them will be cancelled by way of a capital reduction under Section 256B of the Corporations Act. CBR will become a wholly owned subsidiary of MergeCo and it will be delisted from the ASX.

35 The CBR Exchange Ratio may change if CBR Shares are issued between the date of this Report and the scheme record date.

We have set out below some of the key terms of the SID:

●	Conditions precedent – the SID includes the following conditions precedent (refer to section 4 of the Scheme Booklet for full details):

-	Approval of the Scheme by CBR Shareholders and by the Court in accordance with Sections 411(4)(a)(ii) and 411(4)(b) of the Corporations Act respectively.

-	The Capital Reduction is approved by ordinary majority of Carbon Revolution Shareholders.

-	The Business Combination and the Business Combination Agreement are approved by the required majority of SPAC Shareholders.

-	MergeCo has filed a “Registration Statement” on Form F-4 with the US Securities and Exchange Commission (“SEC”) to permit the offer of its shares to Carbon Revolution Shareholders and SPAC Shareholders under the Transaction, which is currently subject to review by the SEC. The Transaction will not proceed if the Registration Statement does not become effective.

-	MergeCo Shares have been approved for listing on either NASDAQ, NYSE or NYSE American.

-	The CEF as outlined in section 1.4 below remains in full force and effect.

-	No CBR, MergeCo or SPAC prescribed occurrences and the warranties given by CBR, MergeCo and SPAC being true and correct in all material respects.

-	No restraining orders issued by any court or government agency of competent jurisdiction remains in place as at the time of the Second Court Date that prohibits, materially restricts, makes illegal or restrains the completion of the Scheme.

-	The Independent Expert report concludes and continues to conclude that the Scheme is in the best interests of the CBR Shareholders.

-	MergeCo’s net tangible assets is to be at least US$5,000,001.

-	Other conditions precedents typical for a transaction of this nature.

●	CBR Options and Performance Rights –

-	877,440 performance rights on issue (“PRs”) will convert into CBR Shares and participate in the Scheme.

-	161,642 Performance Rights and 2,547,588 Options will be cancelled for a consideration of c. A$0.2 million. The remaining Performance Rights and Options[36] will be cancelled for nil consideration.

36 Total number of options is 10,726,784 options (”Options”).

●	Reimbursement Fee – A reimbursement fee of US$2 million may become payable by CBR or the SPAC to the other under certain circumstances, including but not limited to the following circumstances:

-	A competing proposal is announced during the exclusivity period and completed within twelve months by a third party.

-	The withdrawal or change by any CBR Director of their voting intention or recommendation to vote in favour of the Scheme during the exclusivity period, except in limited circumstances set out in the SID.

-	Either company terminates the SID or the Business Combination Agreement due to a material breach by the other under the underlying terms.

●	Ineligible Foreign CBR Shareholders – For ineligible foreign CBR Shareholders, the MergeCo Shares that would otherwise be issued to them may be issued to the sale agent which will sell them (or procure the sale) with the consideration ultimately paid to the relevant ineligible foreign CBR Shareholders.

●	Others – The SID contains customary exclusivity provisions including no shop and no talk restrictions, restrictions on providing or making available information or access to due diligence (with the no talk and no due diligence restrictions subject to a fiduciary-out), and a matching counterproposal right for the SPAC in the event the CBR Directors receive a superior proposal.

1.3	Business Combination Agreement

The SPAC is a special purpose acquisition company formed to identify and enter into a transaction and apart from that, it has not undertaken any activities to date. Based on the terms in its Articles of Association, the SPAC had until 8 March 2023 to complete a business combination. However, on 6 March 2023, SPAC Shareholders voted at the EGM37 to extend this date to 8 June 2023 and to allow the SPAC, without shareholder approval, to elect to extend the date to complete a business combination on a monthly basis until 8 March 2024 (“Extension Approval”)38.

At the SPAC EGM in connection with the Extension Approval, Class A SPAC Shareholders representing c. 70.60% of the issued capital elected to redeem their shares. As a result, approximately US$153.57 million of total funds of US$213.09 million in the SPAC trust account were redeemed and the balance of the SPAC Trust Account on the Last Practicable Date39 was approximately US$66.54 million (“SPAC Trust Account”).

If the Business Combination is approved by the SPAC’s Shareholders at the SPAC Shareholder Meeting40, Class A SPAC Shareholders will have a further right to redeem their remaining Class A SPAC Shares. The redemption rate is expected to be known before CBR Shareholders cast their vote on the Scheme.

37 Extraordinary general meeting of SPAC Shareholders (“EGM”).

38 For up to nine times by an additional one month each time,

39 As defined in the Scheme Booklet

40 As set out in the Scheme Booklet, it is currently anticipated that the SPAC Shareholder Meeting will be held in mid to late September and prior to the Scheme Meeting.

Under the Business Combination Agreement, the SPAC will merge with and into Merger Sub, a wholly owned subsidiary of MergeCo as part of the Business Combination with Merger Sub surviving as the wholly owned subsidiary of MergeCo. Detailed legal steps of the Business Combination are described in the Scheme Booklet. In substance:

●	Class A SPAC Shareholders, who do not elect to redeem their Class A SPAC Shares, will receive MergeCo Shares in exchange for their existing Class A SPAC Shares, and holders of SPAC Warrants will receive MergeCo Warrants in exchange for their existing SPAC Warrants, each on a one-to-one basis. MergeCo Warrants will be issued to SPAC Shareholders who are also holders of SPAC Warrants in exchange for their SPAC Warrants regardless of whether or not those SPAC Shareholders redeemed their Class A SPAC Shares to the extent such SPAC Shareholders also hold SPAC Warrants.

●	SPAC Founder Shareholders also receive MergeCo Shares under the Business Combination Agreement. The SPAC Founder Shareholders’ existing 5,000,000[41] Class B SPAC Shares are converted on a one-for-one basis into Class A SPAC Shares. The Class A SPAC Shareholders, including the SPAC Founder Shareholders, will then receive MergeCo Shares in exchange for their existing Class A SPAC Shares. We note that SPAC Founder Shareholders paid an aggregate US$25,000 for 5,750,000 Class B Shares and accordingly the Class B SPAC Shares will be dilutive for CBR Shareholders.

●	12,210,780 SPAC Warrants with an exercise price of US$11.50 will be automatically exchanged on a one-to-one basis for MergeCo Public Warrants on substantially equivalent terms.

The key approvals for the implementation of the Business Combination are outlined below:

●	For the adoption of the Business Combination Agreement, the affirmative vote of the holders of at least a majority of the issued SPAC Shares, including both Class A and Class B SPAC Shareholders who are present at the SPAC Shareholder Meeting; and

●	For the approval of the Business Combination itself, the affirmative vote of the holders of at least a two-thirds majority of the issued SPAC Shares, including both Class A and Class B SPAC Shareholders who are present at the SPAC Shareholder Meeting. As of the date of this Report, the SPAC Founder Shareholders have agreed to vote any Class B SPAC Shares owned by them in favour of the Business Combination, which collectively account for 46% of the issued and outstanding SPAC Shares.

1.4	Committed Equity Facility

The SPAC entered into a binding Committed Equity Facility (“CEF”) agreement with YA II PN, LTD., a Cayman Islands exempt limited partnership and affiliate of Yorkville Advisors Global, LP (“Yorkville”) in relation to the future issue of up to US$60 million in MergeCo Shares at MergeCo’s election for a period of up to three years commencing from the sixth trading day after implementation of the Transaction provided that the aggregate number of MergeCo Shares held by Yorkville cannot exceed 9.99% of the issued capital.

The key conditions precedent for the CEF are completion of the Transaction and the filing by MergeCo with the SEC of a registration statement for the resale of the MergeCo Shares. Such registration statement is subject to SEC review and will not be available until declared effective by the SEC following the completion of such SEC review (if any).

41 433,797 Class B SPAC Shares were forfeited in connection with the underwriters’ partial exercise of the over-allotment option, and 327,203 of Class B Shares will be forfeited immediately before the Business Combination.

Each advance of MergeCo Shares must be in an amount up to the greater of 1) US$10 million or 2) the aggregate trading volume of MergeCo Shares in the five trading days prior to MergeCo requesting an advance. MergeCo can choose to issue MergeCo Shares at a price per share equal to:

●	95% of the average VWAP during the day on which the advance request was made, subject to a volume threshold as set out in section 8.2 of the Scheme Booklet; or

●	97% of the lowest VWAP of the MergeCo Shares during the pricing period of three consecutive trading days commencing on the trading day after the advance notice is received by Yorkville.

MergeCo has agreed to issue 15,000 MergeCo Shares to Yorkville as a ‘commitment fee’ to secure the CEF.

1.5	New Debt Program

As announced on the ASX on 24 May 2023, CBR has secured a new US$60 million debt program (“New Debt Program”) arranged by PIUS Limited LLC (“PIUS”) and maturing on 1 May 2027. Under the program, CBR has issued notes to US qualified institutional buyers secured by the Company’s current and future tangible and intangible assets (with limited exceptions). The other key terms of the New Debt Program are outlined below:

●	The New Debt Program bears a fixed interest rate of 8.5% per annum.

●	If CBR or MergeCo (after implementation of the Transaction) do not raise an additional US$60 million in equity or subordinated capital prior to 31 December 2023 (such as via the SEF), there is an additional fee of US$6 million payable in equal monthly instalments over the remaining period of the loan if between US$nil and US$45 million is raised or by US$3 million if between US$45 million and US$60 million is raised. Any funds raised under the CEF do not contribute to meet the additional funding requirement.

●	There is an interest only period of 18 months and thereafter monthly principal repayments are US$2 million per month along with interest for a 30 month period (and possibly the additional fee mentioned above).

●	The obligations to repay the amounts owed under the New Debt Program are backed by an insurance policy provided by an affiliate of PIUS. The insurance policy premium of US$8.8 million was deducted from the proceeds of the notes issued at closing.

●	Payment of the principal and interest owed under the notes may be accelerated on an event of default which includes the Transaction not completing by 31 August 2023 (with a 60-day cure period) or CBR/MergeCo being in breach of the financial covenants.

While the gross amount borrowed under the New Debt Program is US$60 million, the net proceeds for the Company/MergeCo were US$37 million (including the PIUS Restricted Cash as defined below) after the following payments:

●	US$13.1 million in costs, including US$8.8 million for the premium on the insurance program.

●	US$9.9 million used to repay amounts owed to previous lenders.

The net proceeds of US$37.0 million on 23 May 2023 includes US$7.3 million used to pay creditors who assisted the Company with its liquidity initiatives and US$15.5 million deposited in certain reserve accounts (“PIUS Restricted Cash”) of which:

●	US$5.8 million has been released after certain insurance conditions were met.

●	US$5 million is scheduled to release after six months, if not required to cure financial covenants in that period.

●	US$0.3 million will be used for initial interest payment.

●	US$4.4 million is held as payment reserve.

1.6	Structured Equity Facility

In accordance with the terms of the New Debt Program, CBR/MergeCo must raise at least an additional US$60 million in equity or unsecured subordinated debt finance prior to 31 December 2023 (excluding any funds raised under the CEF) or else substantial additional fees will be payable.

CBR is seeking to secure a structured equity facility (“SEF”), however no binding legal documentation has been completed at the time this IER is released to the market. Nonetheless, we have reflected in our valuation assessment the occurrence of a SEF based on the terms currently being contemplated by CBR given that the SEF is an integral part of the Transaction and is expected to be dilutive to CBR Shareholders.

We have assumed that the SEF will take broadly the following form:

●	Total available amount under the SEF is up to US$100 million available in tranches with each tranche subject to certain conditions (including, for example, the need to raise further capital from alternative sources or amend the terms of the New Debt Program, which may make receiving funds under the Structured Equity Facility difficult) and the possibility of funds needing to be placed into reserve accounts (that is, Carbon Revolution may be restricted from accessing the funds expect for limited purposes, at least until certain conditions are met).

●	It will be a structured equity product with liquidation preference and mandatory redemption within a fixed period of time, likely to be around five years. The redemption value will incorporate the required rate of return.

●	In conjunction with the SEF, the investors will be issued warrants with nominal/nil exercise price which will convert to between 15% and 20% of the issued capital (excluding any MergeCo Shares issued in exchange for Class A SPAC Shares) (“SEF Warrants”). Based on the terms currently being contemplated, if the SEF is entered into before the Transaction is implemented and the SPAC provides its consent to this (required under the SID) on the condition that there is no dilution to SPAC Shareholders, the CBR Exchange Ratio will reduce from 0.0877 to between 0.0670 and 0.0672 (depending on redemptions of Class A SPAC Shares) and the dilutionary impact of the SEF Warrants will be assumed exclusively by CBR Shareholders.

●	Negative control rights and the right to appoint two directors on the Board of MergeCo.

The Company is also contemplating alternative structures to the SEF.

1.7	Transaction Cost Deferrals

MergeCo has estimated Transaction costs of approximately A$35.7 million payable from 1 August 2023 the majority of which are payable upon completion of the Transaction (inclusive of the SPAC’s costs, and of which A$4.4 million is expected to be payable prior to implementation, A$23.4 million on implementation and A$7.9 million after).

In relation to the expected A$23.4 million transaction costs otherwise payable on implementation, MergeCo has assumed that if it is unable to raise sufficient additional equity funding prior to or at implementation these costs will be deferred by agreement between the Carbon Revolution and the SPAC and various transaction advisers for the amount and time period necessary to ensure sufficient liquidity is available and no covenants under the New Debt Program are breached. The Combined Group must work with the relevant advisers to obtain these deferrals. While no agreements have been reached, the majority (approximately 91% in amount) of relevant advisers have indicated in writing they are willing to work with Carbon Revolution and the SPAC to agree terms on which payments can be deferred if a sufficient additional equity funding is not obtained before such payments become due.

2	Purpose and scope of the report

2.1	Purpose

Section 411 of the Corporations Act

Section 411 of the Corporations Act 2001 (Cth) (“Corporations Act”) regulates schemes of arrangements between companies and their members. Part 3 of Schedule 8 of the Corporations Regulations 2001 (Cth) (“Corporations Regulations”) prescribes information to be sent to shareholders and creditors in relation to members’ and creditors’ schemes of arrangements pursuant to Section 411 of the Corporations Act.

Part 3 of Schedule 8 (Section 640 of the Corporations Act) of the Corporations Regulations requires an independent expert’s report in relation to a scheme to be prepared when a party to that scheme has a shareholding greater than 30% in the company subject to the scheme, or where any of its directors are also directors of the company subject to the scheme. In those circumstances, the independent expert’s report must state whether a scheme is in the best interests of shareholders and state reasons for that opinion. Even where there is no requirement for an independent expert’s report, documentation for a scheme of arrangement typically includes an independent expert’s report.

The CBR Directors have requested Grant Thornton Corporate Finance to prepare an independent expert’s report to express an opinion as to whether the Scheme is in the best interests of CBR Shareholders.

Capital Reduction

In conjunction with the Scheme, CBR will require Shareholders to approve an equal reduction of capital under Section 256B of the Corporations Act, pursuant to which all Carbon Revolution Shares are to be cancelled in accordance with the terms of the Capital Reduction resolution. The Capital Reduction can only proceed if an ordinary majority of Carbon Revolution Shareholders approve the Capital Reduction resolution. This requires more than 50% of votes cast at the General Meeting to be in favour of the Capital Reduction.

Under Section 256B of the Corporations Act, a company may reduce its share capital in a way that is not otherwise authorised by law if the reduction:

●	is fair and reasonable to the company's shareholders as a whole; and

●	does not materially prejudice the company's ability to pay its creditors; and

●	is approved by shareholders under Section 256C of the Corporations Act.

Accordingly, the CBR Directors have also engaged Grant Thornton Corporate Finance to opine if the Capital Reduction is fair and reasonable to CBR Shareholders. Given that the Capital Reduction is a legal step to implement the Scheme and the overall Transaction, we have considered the Capital Reduction as part of our assessment of the Scheme.

2.2	Basis of assessment

In determining whether the Scheme is in the best interests of the Company’s members, Grant Thornton Corporate Finance has had regard to relevant Regulatory Guides issued by the ASIC, including Regulatory Guide 111 “Content of expert reports” (“RG 111”), Regulatory Guide 60 Scheme of arrangement (“RG60”) and Regulatory Guide 112 “Independence of experts” (“RG 112”). The IER will also include other information and disclosures as required by ASIC. We note that neither the Corporations Act nor the Corporations Regulations define the term “in the best interests of members”.

RG 111 establishes certain guidelines in respect of independent expert’s reports prepared for the purposes of the Corporations Act. RG 111 is framed largely in relation to reports prepared pursuant to Section 640 of the Corporations Act and comments on the meaning of “fair and reasonable” in the context of a takeover offer. RG 111 requires an independent expert report prepared for a change of control transaction implemented by way of scheme of arrangement to undertake an analysis substantially the same as for a takeover bid. However, the opinion of the expert should be whether or not the proposed scheme is “in the best interests of the members of the company”. If an expert were to conclude that a proposal was “fair and reasonable” if it was in the form of a takeover bid, it would also conclude that the proposed scheme is “in the best interests of the members of the company”.

Pursuant to RG 111, an offer is “fair” if the value of the offer price or consideration is equal to or greater than the value of the securities that are subject of the offer. A comparison must be made assuming 100% ownership of the target company.

RG 111 considers an offer to be “reasonable” if it is fair. An offer may also be reasonable if, despite not being “fair” but after considering other significant factors, shareholders should accept the offer in the absence of any higher bid before the close of the offer.

The Scheme is part of the larger and more complex Transaction which also involves the Business Combination Agreement, the Capital Reduction and various forms of capital raisings by CBR and MergeCo. Accordingly, in our assessment of the Scheme and the Capital Reduction, we have had regard to the Transaction as a whole and we have compared the fair market value of CBR on a control basis before the Scheme and the Transaction with the fair market value of the Scheme Consideration (i.e. shares in the Merged Group) on a minority basis.

In considering whether the Scheme is in the best interests of CBR Shareholders, we have considered a number of factors, including:

●	Whether the Scheme is fair.

●	The implications to CBR Shareholders if the Scheme is not implemented.

●	The financial circumstances of CBR and alternatives to the Transaction.

●	Other likely advantages and disadvantages associated with the Scheme.

●	Other costs and risks associated with the Scheme that could potentially affect CBR Shareholders.

2.3	Independence

Prior to accepting this engagement, Grant Thornton Corporate Finance (a 100% subsidiary of Grant Thornton Australia Limited) considered its independence with respect to the Scheme with reference to RG 112 issued by ASIC.

Grant Thornton Corporate Finance has no involvement with, or interest in, the outcome of the approval of the Scheme other than that of an independent expert. Grant Thornton Corporate Finance is entitled to receive a fee based on commercial rates and including reimbursement of out-of-pocket expenses for the preparation of this report.

Except for these fees, Grant Thornton Corporate Finance will not be entitled to any other pecuniary or other benefit, whether direct or indirect, in connection with the issuing of this report. The payment of this fee is in no way contingent upon the successful implementation of the Scheme.

In our opinion, Grant Thornton Corporate Finance is independent of CBR and its directors and all other relevant parties of the Scheme.

Compliance with APES 225 Valuation Services

This report has been prepared in accordance with the requirements of the professional standard APES 225 Valuation Services (“APES 225”) as issued by the Accounting Professional & Ethical Standards Board. In accordance with the requirements of APES 225, we advise that this assignment is a Valuation Engagement as defined by that standard as follows:

“An Engagement or Assignment to perform a Valuation and provide a Valuation Report where the Member is free to employ the Valuation Approaches, Valuation Methods, and Valuation Procedures that a reasonable and informed third party would perform taking into consideration all the specific facts and circumstances of the Engagement or Assignment available to the Member at that time.”

3	Industry overview

CBR is a manufacturing company that specialises in designing, manufacturing and marketing carbon fibre wheels to original equipment manufacturers (“OEMs”). Established in 2007 and headquartered in Geelong, Australia, CBR currently focuses on the automotive industry and manufactures carbon fibre wheels for passenger vehicles.

3.1	Automotive Industry

3.1.1	Automotive wheel industry

The global car and automobile sales market size is estimated to be US$3.8 trillion in CY2342 and approximately 81.6 million automobiles were sold globally43, down by 10.6% from a pre-COVID-19 high of c. 91.2 million cars sold in CY1844.

The global automotive industry had seen a steady compound annual growth rate (“CAGR”) in the quantity of automobiles sold of 3.4% for the last eight years leading up to CY18, before a downturn of 5% in world automobile production in CY19. Further adverse effects of COVID-19 were felt on sales quantity and revenue in CY2045 which saw a further 16% decline in global automotive sales to c. 73.2 million. Global automotive sales have been steadily increasing since CY20 with a CAGR of 2.6% from CY20 to CY22, however it has continued to suffer the effects of disruption to its supply chain logistics. Consequently, OEMs have a backlog of orders which has placed pressure on manufacturers to meet current demand, as well as orders displaced from the prior two years.

The effect of these events was to reduce the rate of car production which reduced the market for automotive wheels and resulted in a fall in sales revenue of the wheels sector by about 25% by CY20 from the pre-COVID-19 high in CY18. Total revenue for the global automotive wheel market was estimated to be US$34.9 billion in CY22 and is projected to reach US$54.9 billion by CY3046 as set out in the graph below.

42 IBIS World, Global Car & Automobile Sales, 2022

43 OICA, Global sales statistics 2019-2022, 2023

44 IEA, Global car sales by key markets, 2005-2020, 2022

45 Fitch Ratings, Global Car Sales to fall by over 3 million in 2019, steeper than 2008, 2019

46 Market Reports World, Global Automotive Wheel Industry, 2023

Global Automotive Wheel Market Sales

Source: Perry Hope Partners, CY22 Global innovative markets forecast, CY22

The Asia-Pacific region is forecast to be the largest geographical market segment with sales revenue estimated at c. US$19.3 billion in CY23, representing a 56.1% regional share of the global automotive wheel market47. This is predominantly driven by the market in China. China has an estimated 31.6% global market share, contributing US$11.5 billion to the Asia-Pacific region sales. North America is the second largest regional automotive wheel market with sales revenue of c. US$7.9 billion estimated for CY23, representing a 23.0% regional share of the global market.

One of the key drivers of the automotive wheel industry is the increasing demand for lightweight wheels which result in improved fuel efficiency, reduced emissions and improved performance. The same weight reduction in wheels that lead to improved efficiency is also relevant to range extension of electric vehicles. Additional key drivers of the automotive industry include rising consumer disposable income and the increasing trend of customisation of vehicles.

3.1.2	Overview of materials used for automotive wheels

The principal material used to manufacture automotive wheels has changed over time as technology and design has become more sophisticated. Automotive wheels are currently predominantly manufactured from either of four materials — steel, aluminium, magnesium, or carbon fibre.

Whilst steel wheels were initially the most popular, with a shift in focus to the performance aspect of vehicles, aluminium alloys became a preferred choice due to their lighter weight, increased heat conduction, and better aesthetic appearance than steel wheels.

Use of magnesium alloys for automotive wheels was also under development around the same time as aluminium alloys. Magnesium alloy wheels became a popular choice over aluminium wheels because of its even lighter weight which reduced acceleration time and braking distance which were characteristics that were sought after in performance and sporting applications. However, magnesium alloy suffered reduced demand in the main OEM markets after the 1960s because of their high susceptibility to corrosion and low durability.

47 Perry Hope Partners, 2022 Global Innovative Market Forecasts, 2022

Carbon fibre composites were introduced as an alternative material for automotive wheels because they are not susceptible to corrosion and because carbon fibre is stronger (and resistant to fatigue) and even lighter than magnesium alloys. The current global market for automotive wheels is primarily composed of wheels manufactured from aluminium alloys and steel.

Estimated automotive wheel market size by material

Source: Fortune Business Insights, Aluminium alloy wheels market size, share & COVID-19 impact analysis, CY22, The Insight Partners, Automotive steel wheels market forecast to CY28, CY21

Note: (1) Some data was inferred from the nominated CAGRs and corresponding time frames.

Aluminium alloy wheels currently dominate the automotive wheel market with forecast revenue of c. US$40.0 billion in CY23 and a forecasted CAGR of 9.5% from CY23 to CY2848. Wheels manufactured from steel represent the second largest market segment with forecast revenue of c. US$9.1 billion in CY23 and a forecast CAGR of 4.4% to CY2849.

3.1.3	Carbon fibre wheels

Carbon fibre wheels are manufactured through a resin transfer moulding process and are composed of carbon fibre and resin that is cured using heat and pressure. The wheels are roughly half the weight of traditional aluminium wheels and are forecast to generate strong demand in the near term, however the high initial cost of manufacturing carbon fibre wheels is a barrier to entry to the industry which may limit supply. Despite these limitations, the advantages that carbon fibre wheels possess compared to the aluminium and steel counterparts underpins expectations of increasing use of them in all current and emerging segments of the automotive industry. The benefits of carbon fibre wheels in automotive applications are summarised as follows.

●	Increased vehicle efficiency - OEMs are focusing on technologies and materials to reduce fleet emissions and meet regulatory requirements set by governments around the world. The US government estimated that a 10% reduction in vehicle weight can contribute a 6% to 8% in fuel economy improvement[50]. The lighter carbon fibre wheels are roughly 40% to 50% lighter compared to its aluminium and steel counterparts, and therefore reduce fuel consumption and carbon dioxide emissions. In addition, carbon fibre wheels are more resistant to corrosion and have greater durability.

48 Fortune Business Insights, Aluminium alloy wheels market size, share & COVID-19 impact analysis, 2022

49 The Insight Partners, Automotive steel wheels market forecast to 2028, 2021

50 Office of Energy Efficiency and Renewable energy, Lightweight materials for cars and trucks,

●	Enhanced vehicle performance – Bearing the full weight of a vehicle and the dynamic forces attributed to the vehicles use, carbon fibre wheels are able to provide a lower rotating unsprung weight which enhances suspension responsiveness. Carbon fibre wheels therefore are able to provide a faster acceleration and quicker slowdown. Additionally, a reduced rotating unsprung component, requires less energy to accelerate the rotation of the wheel.

●	Noise and vibration abatement – Compared to steel and aluminium wheels, carbon fibre wheels possess superior dampening characteristics which reduce the level of noise and vibration experienced by the vehicle occupants.

●	Aesthetic improvement – Carbon fibre offers the ability to form designs and finishes on wheels that are not possible with traditional aluminium and steel wheel materials. The ability to incorporate the vehicle’s wheels as features in the aesthetic design of the vehicle presents OEMs with marketing opportunities for their premium and luxury vehicles where these characteristics are important points of differentiation.

●	Increased range for Electric Vehicles (“EV”) –The EV market has experienced significant growth in the last decade, with 6.6 million EVs sold in CY21, compared to just 120,000 in CY12 worldwide[51]. EV manufacturers are looking for all opportunities to increase the driving range of EVs because limited range and anxiety about being able to reach a recharging point are significant barriers to broader adoption by customers. Use of carbon fibre wheels in EVs provides a significant weight saving to the overall weight of the vehicle and require less energy for acceleration and deceleration extending battery life and performance.

Growth is expected in the market for carbon fibre wheels for passenger cars is associated with an increasing adoption of the technology by OEMs and also expectations for growth in the high-performance and luxury vehicle segments of the passenger car market. Carbon fibre automotive wheels are predominantly used in high performance and luxury cars. OEMs manufacturing of such vehicles within the European region include Porsche, Mercedes Benz, Audi, BMW, Ferrari and Lamborghini and in North America, these include Ford and General Motors52.

Electric vehicles also represent a growth opportunity for carbon fibre automotive wheels. Within the luxury and high-performance industry, internal combustion engine passenger vehicles accounts for the largest share of market revenue at 70.2% in CY22, with EV contributing the remaining 29.8%53. The EV market is growing rapidly, with 6.6 million electric cars sold globally in CY21, which doubled the number sold in CY2054. The International Energy Agency’s CY22 forecasts estimate a global fleet of electric cars of over 300 million by CY30, which is significantly higher than its estimated fleet of 16.5 million in CY2155. The significant weight saving that carbon fibre wheels have over metal wheels has important benefits for EVs for their battery efficiency and therefore driving range.

51 IEA, Global EV outlook 2022, 2022

52 Data Bridge Market Research, Global automotive original equipment manufacturer (OEMS) market – industry trends and forecasts to 2030, 2023

53 Grand View Research, Luxury car market size, share and trends analysis report by vehicle type, by population type, 2022

54 IEA, Electric vehicles, 2022

55 IEA, Electric vehicles, 2022

3.2	Market participants

Currently, and for the near term, CBR only manufactures carbon fibre automotive wheels for passenger vehicles and only sells its products to OEMs via contracts and agreements. Other competitors within this space use the same model as CBR or alternatively they ship products directly to consumers or via aftermarket channels. Without contracts and agreements with OEMs, the competitors shipping directly to consumers rely on their own marketing. Additionally, carbon fibre wheel manufacturers are now expanding their product line to include performance motorcycles in addition to performance passenger vehicles.

The difficulty in engineering and manufacturing carbon fibre technology has led to few competitors within this space and represents technology and intellectual property barriers to entry into the industry. As the potential for carbon fibre wheels continues to grow, some competitors that have overcome the barriers to entry are expanding to hybrid carbon fibre wheels which include forged aluminium or magnesium within the wheel in addition to carbon fibre overlays. This can reduce the unsprung wheel weight relative to metal wheels but to a lesser extent than pure carbon fibre wheels, however the technology needed is difficult to acquire and expensive to mass produce.

The following table details the key competitors in the market that manufacture carbon fibre or carbon fibre hybrid wheels in the global market.

Companies producing carbon fibre wheels						Automotive vehicles
Company[1]	Founded	Carbon fibre products	Country	Technology	Partnerships[2]	used

Carbon fibre wheel manufactures with OEM programs

	2007	Carbon fibre wheels sold to OEMs	Australia	Carbon Revolution's technology produces a one-piece carbon fibre wheel that are lighter than aluminium wheels by 40-50%. 94 patents granted and pending. Utilises Diamond Weave Technology	Ford, Ferrari, General Motors, Renault and Jaguar Land Rover	High performance cars & luxury cars

	2011	Carbon fibre wheels sold to motorcycle OEMs and ships directly to customers	Austria	Complex braiding technology to produce carbon fibre and hybrid wheels	Porsche (program formerly with ThyssenKrupp)	Motorcycles & passenger cars

	1988	Carbon fibre wheels sold to OEMs or through dealerships	Italy	Carbon fibre wheels are produced using the new innovative technology of high pressure resin transfer moulding technology	Bentley	High performance cars, luxury cars & SUVs

	2001	Carbon fibre wheels sold to dealerships	South Africa	All wheels produced by BST are manufactured using Carbon Fibre which is pre-impregnated with an epoxy resin.	Porsche GT2 & GT3 RS models and Ford F150 (both aftermarket)	Motorcycles and passenger cars

	1961	Carbon fibre wheels sold to OEMs or through dealerships	United States	Lack's 2-piece wheel design has been engineered to perform without compromising styling. Solving structural complexities in a high-temperature operating environment have resulted in advancements in resin formulation, molding and manufacturing.	Dodge	Pickup trucks

	1994	Ships directly to consumers from dealerships	Sweden	Patented Aircore technology in its carbon fibre wheels that reduced the unsprung mass by 20kg.	Koenigsegg own hyper car range	High performance & hyper cars

	1984	Lightweight carbon hybrid wheel	South Korea	Carbon fibre rim fitted with a high performance metallic centrepiece	Dymag Group, Hyundai	High performance electric vehicles

	1974	Carbon hybrid wheels and rims sold to OEMs	United Kingdom	Carbon fibre rim fitted with a high performance metallic centrepiece	Lanzante McLaren Senna GTR and LM25, GuntherWerks Speedster and Radford 62 Lotus	Performance motorcycles, high performance cars, luxury cars

One off specialised manufacturers

	1993	Hybrid carbon fibre wheel is sold to OEMs	Austria	Hybrid carbon fibre wheels are produced using fibre composites with a thermoset and thermoplastic matrix	n/a	Motorcycles & passenger cars

	2011	Ships directly to consumers	USA	Produced using a tailored fibre placement and high pressure resin infusion technology	n/a	Luxury & high performance cars

	2004	Ships directly to consumers	Slovenia	RIMAK technology and Resin Transfer Moulding technology that enables the use of unidirectional fibres to produce thin solid spokes. Additionally, using a revolutionary 3- component carbon - steel - composite	n/a	Performance motorcycles, luxury car & high performance cars

	2006	Ships directly to consumers	USA	Advanced technology to forged composite carbon fibre to produce a three piece wheel centre. Additionally, has forged magnesium or forged aluminium with carbon fibre overlays	n/a	Luxury & high performance cars

Source: Company websites

Note: (1) Thyssenkrupp sold its Carbon Components business to Action Composites in August CY21, the partnerships noted are in relation to Thyssenkrupp's partnerships before selling the business; (2) Partnerships include OEM contracts and aftermarket product lines.

4	Profile of CBR

4.1	Overview

CBR is an Australian-based advanced manufacturing company that specialises in the design, manufacturing, and marketing of lightweight single piece carbon fibre wheels for global OEMs. Founded in 2007 from a university competition56, the Company has successfully innovated and commercialised its proprietary technology to deliver carbon fibre wheels with substantial efficiency and performance benefits relative to conventional aluminium wheels. Penetrating the automotive new vehicles market to date, particularly the premium and performance segment, the Company envisages a broad range of further applications in the automotive, aerospace, and industrial sectors for its technology. In addition to the sale of carbon fibre wheels, the Company offers engineering services and customer-owned tooling to global OEMs and conducts research and development projects related to carbon fibre wheel technology.

CBR was awarded its first OEM supply contract in CY14 for the Ford Shelby Mustang GT350R, with first deliveries for commercial sales achieved in CY15. Subsequently, the Company has been awarded a further 16 supply contracts with leading global OEMs including Ford, Ferrari, Renault, General Motors and JLR57. Since its inception, CBR has sold almost 70,000 wheels to five58 global OEMs across North America and Europe. We provide a brief timeline of the Company below:

CBR company timeline

Source: Company announcements.

The entire automotive industry, including CBR, was adversely affected by COVID-19. Global manufacturers’ and OEM’s supply chains were disrupted which had a detrimental effect on vehicle production. CBR suffered a reduction in sales of c. 1,200 wheels in FY21 largely due to issues associated with the pandemic, including impacts on vehicle production and related supply chain (including semi-conductor shortages). CBR’s manufacturing has also been adversely affected due to OEM customers, for similar and related reasons, delaying product launches for vehicles for which CBR had awarded projects.

56 Carbon Revolution emerged from a University Formula SAE Team in 2004, comprised of student academics and industry supporters. SAE International, initially established as the Society of Automotive Engineers, is a US based, globally active professional association and standards developing organisation for engineering professionals.

57 JLR refers to the rebranded UK-based luxury automaker Jaguar Land Rover initiated on 1 June 2023.

58 Contract award with a 6th OEM has now occurred but there are yet to be sales with the 6th OEM.

During FY22, global markets normalised and despite some operational issues59, CBR recorded revenue of A$40 million, an increase of c. 15% over FY21, which was primarily driven by a 11% increase in the volume of wheels sold. Sales of wheels were down 7.3% in FY2360 compared to the pcp largely a result of the timing of the Corvette program which was pushed back approximately six months from 1HFY23 after General Motors delayed wheel orders given vehicle supply chain challenges. FY23 wheel sales were 2.1% below FY22, aided by a change in revenue mix and higher average wheel price of A$2,847 compared to A$2,695. Notably, CBR recorded strong momentum in late FY23, with wheel revenue of A$12.6 million in 4QFY23 up c. 84% QoQ. This was primarily driven by a significant increase in wheel sales for both the Z06 Corvette and the newly launched Range Rover SUV Program, which drove QoQ increase by 87% to 4,552 wheels.

CBR wheel revenue and wheel sales volume

Source: Management, CBR Annual Reports and FY23 Management Accounts.

Whilst CBR has prioritised the global automotive new vehicle wheel market, particularly for the high-performance and luxury automotive segment, the Company has identified the potential application of its technology across a broader range of transportation industries including the following:

●	Aerospace – CBR is exploring the further development of a carbon fibre wheel for aircraft applications that is expected to deliver a c. 30% weight saving compared to current forged aluminium technology. In CY19, the Company was awarded a A$2.4 million grant from the Australian Government to complete the virtual design of the world’s first light-weight carbon fibre wheels for the Boeing CH-47F Chinook Helicopter.

●	Freight and logistic – A wide range of industrial vehicles could benefit from the weight reduction and efficiency benefits of carbon fibre wheels. Simplistically, the weight savings can be reallocated to payload for which they receive a margin.

CBR has received a number of certifications, including the following:

●	The International Organisation for Standardisation (“ISO”), certifications which are granted for meeting quality management standards that assure stakeholders and customers that CBR are producing products of high quality and that it adheres to regulatory requirements.

59 Relating to thermal barrier coating and resin quality deficiencies

60 Unaudited figures.

●	General Motors Supply and Excellence Award.

●	ISO 9001:2015 Quality Management System.

●	ISO 14001:2015 Environment Management System.

●	IATF 16949:2016 Quality Management System.

●	Ford’s Q1 Certification Certified for quality and performance requirements.

4.2	Product and technology

CBR’s wheels are protected by an extensive IP portfolio. The IP portfolio, as at 26 July 2023, comprises 103 patents61, of which 79 are granted and 24 are pending (including two patent cooperation treaty applications and one provisional patent application). Generally, these patents are filed in multiple jurisdictions globally. We summarise CBR’s 14 patent families in the following table.

CBR Patent Families Families	Description
Bolted Joint	An arrangement for attaching a composite wheel to a wheel mount and allows the composite wheel to have an extremely stiff fastening to the mount relative to the fastener without damaging the composite material in use.
Short Stud	Features an attachment insert with an engagement surface at least partially below the surface of the composite wheel
Centre-lock	Covers an arrangement for attaching a composite wheel to a wheel mount which uses a centre-lock fastener with attachment apertures spaced around its circumference.
Braid sockets

Enables the functionality of wheel designs with a thicker hub style and counterbores in the composites to house the wheel fastener components. The braid socket preforms ensure the wheel loads are adequately transferred from the top of the spoke to under the wheel fasteners and vice versa.

Centre hub ring	Provides improved stiffness and strength in the region where the spokes connect to the hub.
Step lap joint	Connects the rim and face to provide a mechanically efficient structure with the necessary stiffness and strength to efficiently transmit loads generated between the road and tire through the rim and spokes.
Chaps ply	A reinforcing connector which connects the rim to the spokes to assist with effective load transfer, including between the rim and parts of the backs of spokes to address high stress regions in the spokes.
Diamond Weave Technology (“Fascia”)	Relates to the application of a separate fascia layer onto the wheel body , comprising of a second carbon fibre lay up and resin composition.
Vacuum Assist	A method of moulding a fibre-reinforced composite wheel using a mould assembly . Carbon Revolution no longer uses this technology .
Thermal Barrier Coating (“TBC”)	Provides a reduction in wheel temperatures of over 100 degrees Celsius through the use of a proprietary plasma applied coating.
Automated Rim Lay up (“ ARL”)	A fibre architecture suited to an automated dry fibre process which gives the rim portion a mechanically efficient structure with the desired radial impact performance and stiffness to assist in the transmission of loads generated between the tire and road through the rime to the spokes.
Hub Pack	A lightweight high strength internal core material developed using recycled materials that can be reclaimed from other manufacturing process steps.
Counterbalance Core	A shaped preform for a wheel spoke to counterbalance a mass addition to the wheel.
Burst performance	A fibre architecture and lay up for the rim portion of a composite wheel that has been configured to have improved/optimised burst performance due to improved/optimised buckling mode capability .

Source: CBR company announcements, Management.

61 Carbon Revolution Investor Presentation, released 6 June 2023

CBR’s single piece carbon fibre automotive wheels target a weight reduction of c. 40% to 50% compared to a typical 20-inch aluminium wheel, equivalent to c. 8kg to 10kg per wheel. The weight reductions allow the wheels to deliver superior efficiency and performance relative to aluminium wheels on a number of metrics, without sacrificing structural features like stiffness and durability.

Whilst traditionally CBR has supplied its products to the traditional internal combustion engine (“ICE”) market, the Company is now expanding in the EV market where overall weight reduction is critical to achieve additional battery mileage.

4.3	Customer Contracts

CBR targets leading OEMs operating in the high-performance and luxury segments of the new vehicle markets. The Company is currently contracted to supply wheels for different vehicle programs for Ferrari, Ford, General Motors, JLR and has previously supplied wheels to Renault with a number of additional engineering contracts and/or discussions ongoing with other OEMs. These awarded programs cover a range of different vehicle types including ultra-luxury sport, mid-range sport, hot hatch, SUV and are both internal combustion engine and EVs with varying price points. A typical OEM program lifecycle is summarised in the following figure.

CBR OEM Program Lifecycle

Source: Bell Potter Carbon Revolution Broker Report as at July 2021.

Notes: (1) All timings are indicative.

We summarise CBR’s currently contracted programs with OEMs in the following table.

CBR Stage of Program Lifecycles Number of awarded programs	Programs
Programs in production	6
Awarded Programs in development
Electric vehicles	2
Internal combustion engine vehicles	4
Total Active Awarded Programs Programs in Aftersales	12 5
Total lifetime awarded programs	17

Source: Management

Notes: (1) Internal combustion engine vehicles includes hybrids (2) Awarded programs excluded programs under engineering contracts.

CBR recently announced the launch of two new awarded EV programs with OEMs, in addition to the commencement of sales for the Range Rover Sport SUV program launched on 31 May 2023, which is CBR’s first SUV carbon fibre wheel program. These programs highlight the expansion of the Company’s lightweight wheel technology into the strategically important and relatively larger EV and SUV segments. Challenges are faced by aluminium and steel wheel manufacturers for EV, SUV, and truck applications due to the additional weight involved for larger wheel sizes. CBR has progressed development of a 24-inch carbon fibre wheel which looks to match the durability and strength of aluminium at that size, but with the added advantage of being 45% to 50% lighter62.

Nearly all projected revenue for CY23 and CY24 are from programs that are either awarded or in engineering. Recently awarded programs, combined with changes to existing awarded programs, have more than doubled backlog since November 2022. The Company has future expected gross revenues based on Management’s forecast volumes and contracted pricing under awarded wheel programs (“Backlog”) of c. A$970 million as at 29 May 2023, with approximately 50% of this relating to EV programs.

The Company has undertaken a detailed assessment of expected wheel volumes on a program-by-program basis, taking into account contractual arrangements and correspondence with OEMs for both awarded and pipeline projects together with management’s expectations. Pricing is also projected on a program-by-program basis, taking into account contracted amounts for awarded programs, expected price increases and tendered amounts for pipeline projects. The Company is currently in discussions with customers in relation to potential price increases in light of input cost inflation and has included in its forecast expected price increases where applicable.

Whilst there is no guarantee that programs in the design and engineering phase will convert into a supply agreement, this has occurred in all but one instance where the platform was ultimately produced by the OEM.

The supply agreement usually covers the lifespan of the platform production (three to seven years) and imposes an obligation for CBR to have the capacity to produce and supply a stated number of wheels over a specified period, however, the OEM does not have an obligation to purchase them. A supply agreement usually contains 1) expected program lifecycle; 2) daily or weekly production capacity requirements of Carbon Revolution; 3) the financial contribution that the OEM will make to engineering, and tooling costs and wheel pricing.

4.4	Manufacturing

CBR’s manufacturing facilities and corporate office are located in Geelong, situated c. 75 kilometres outside of Melbourne, Australia. The manufacturing facility in Geelong is a purpose-built factory with a facility size of 10,000m2. Before any manufacturing of a new wheel takes place, CBR uses its proprietary technology and design techniques to conduct virtual modelling on all its wheels to precisely deliver on the requirements set out by the OEMs. The product engineering phase allows for CBR to optimise the wheel design using its advanced modelling tool, including Finite Element Analysis, which simulate conditions the wheel may undergo to ensure the design will meet performance requirements set by the customers before physical prototypes are manufactured. Once designed, pre-production wheels undergo rigorous physical testing to ensure they are strong and durable enough for all driving conditions. Once tested, the wheel is ready to be manufactured in volume for the OEM.

62 CBR, Wheel benefits, 2023

The process to make the carbon fibre wheel consists of 45 discrete operations. Some of these operations are automated by the Mega-line (discussed below). The discrete operations fall into three broad phases which are described as follows.

●	Preparation phase – Carbon fibre and resin raw materials come into the factory and are prepared to be cut into individual shapes that align with the precursor design of the wheel. The fabric is assembled into the precursor of the wheel and undergoes several processes to assemble the wheel prior to moulding. Once all the individual components are collected, they are assembled into a moulding tool.

●	Moulding phase – The centre portion of the process, which takes individual precursor components and infuses the wheel with resin. The wheel is then inserted into an oven, where it takes up to 12 hours to mould through extreme heat. This phase and the earlier preparation phase combined account for approximately 50% of CBR’s manufacturing labour costs.

●	Final Phase – The structural wheel is formed, and this phase involves removing excess material from the composite wheels. CBR engineers undertake several inspection procedures to make sure the wheels meet the OEM’s requirements. The wheel is then coated to meet the performance and aesthetic design intended. The Diamond Weave Technology, for which patent approval is pending, coats the wheel with a separate carbon fibre layer and resin composition to reduce any defects on the finished surface of the wheel. After the wheel is manufactured, CBR technicians and engineers ensure each wheel meets OEM’s requirements through a process involving 160 measurements and inspections which includes a 3D scan (generating over 10,000 images per wheel), a helium leak test, and a tolerance and balance inspection.

Whilst CBR has been successful in growing its business and creating a recurring customer base, the cost of production per wheel and the limited scale of the operations have historically hindered profitability. In order to address these issues, CBR has recently installed phase one of the Mega-line which includes fully automated advanced manufacturing cells which are expected to deliver high volumes with reduced labour inputs to reduce the cost of production per wheel. The Mega-line project, plus associated investments across the facility, is a staged expansion program, which is aligned with expected future production requirements. Subsequent phases are expected to progressively expand production through to 2025, to support projected volumes from both awarded and expected new programs.

Completion of phase one of the Mega-line in the Geelong Facility will provide moulding capacity that enables maximum annual production to c. 75,000 wheels.. In the future, Carbon Revolution intends to develop additional Mega-lines in low-cost countries closer to customer markets to meet the Company’s expectation of future product demand.

Out of 45 operations in the production process, the middle third of them are able to benefit from automation by Mega-line cells. A Mega-line is a 10m wide and 100m long system of machines that includes automated tool management conveyance systems for moving the tooling through the plant and enables the best utilisation of assets in CBR’s manufacturing operations.

Initial commissioning of the first Mega-line is expected to be completed by second half of 2023 and wheel production began on the Mega-line in early 2023. Based on discussions with Management and a review of the FY23 performance, we understand that the Company has improved direct cost per wheel as a result of the efficiency associated with phase one of the Mega-line commissioning, compounded with the relatively stabilised operating environment for both raw material and production volumes and improved quality metrics.

Nonetheless, uncertainties remain on whether the Mega-line will be able to deliver the expected cost savings and to the level projected by the Company. Commissioning has presented more challenges and taken longer than expected. However, performance in 4QFY23 has revealed improvements in throughput and hours per wheel which have given Management confidence that the Mega-line can, when fully commissioned, deliver the capacity and cost savings consistent with Management’s expectations.

In the following chart, we show the historical make up of cost of goods sold per wheel and the number of wheels sold in each half-year since H1FY21 which should materially improve once the Mega-line is fully commissioned. Management expects a 10% to 15% per annum reduction in units material and other direct inputs and a 25% to 30% reduction in unit direct labour, targeting a contribution margin per wheel greater than A$600 per wheel.

Cost of goods sold per wheel

Source: Management, CBR company announcements.

Notes: H2FY23 is unaudited.

The following events provides an overview of the trends in the level of cost of goods sold per wheel:

●	In H2FY21, the Diamond Weave Technology was implemented in parallel with the commencement of two new programs and OEMs resuming production. CBR saw the benefits from operational efficiencies, reducing COGS compared to H1FY21.

●	In H1FY22, the increase in COGS by 17.7%, compared to H2FY21, was due to performance issues resulting from thermal barrier coating process and resin quality issues, both of which decreased labour efficiency in wheel finishing functions and impacting overall throughput. In addition, CBR suffered labour inefficiencies due to COVID-19 related sick and isolation absences, higher material and freight costs due to supply chain disruptions which, combined, increased COGS by A$581 per wheel compared to H2FY21.

●	In H1FY23, the increase in COGS was caused by weighting of more complex wheels produced on low pressure moulding technology. Raw material costs increased modestly due to inflation and in addition, lower volumes impacted labour efficiency and resulted in a higher fixed cost allocation per wheel.

●	In H2FY23, COGS improved largely on account of the continual progression of the Mega-line commissions which allowed increased throughput rates to lower labour hours per wheel by approximately 8 hours compared to the 1HFY22. Further, the associated improvement in wheel quality decreased the scrap rate and improved the proportion of lost wheels.

4.5	Financial Information

On 27 February 2023, CBR reissued its FY22 consolidated financial report with certain restatements driven by a re-evaluation of the costs capitalised as development costs included in intangible assets and a reassessment of the classification of supplier finance arrangements, which were previously classified as payables, to current borrowings.

4.5.1	Financial Performance

The table below illustrates CBR’s consolidated statements of financial performance for the last five financial years ended 30 June 2023 and the half year to 31 December 2022.

Consolidated statements of financial performance A$ ‘000	FY19 Audited	FY20 Audited	FY21 Restated	FY22 Restated	1HFY23 Audited	FY23¹ Unaudited
Sale of wheels	13,837	36,853	32,205	38,276	18,009	37,477
Engineering services	870	1,492	2,732	464	-	530
Sale of tooling	361	600	-	1,596	-	253
Revenue	15,068	38,945	34,937	40,336	18,009	38,260
Cost of goods sold²	(22,534)	(50,519)	(49,232)	(57,445)	(25,586)	(55,094)
Gross profit	(7,466)	(11,574)	(14,295)	(17,109)	(7,577)	(16,834)
Other income	5,121	6,766	10,506	4,320	2,485	3,096
Operational expenses	(3,037)	(1,567)	(3,366)	(2,013)	(388)	(2,997)
Research and development	(4,490)	(4,813)	(10,513)	(16,933)	(9,134)	(16,180)
Administrative expenses	(6,379)	(9,432)	(15,690)	(13,146)	(7,855)	(14,566)
Marketing expenses	(1,671)	(2,056)	(938)	(1,550)	(732)	(1,494)
Capital raising transaction costs	(7,684)	(1,448)	-	-	(3,243)	(24,746)
Finance costs	(2,154)	(2,678)	(1,704)	(1,390)	(1,037)	(5,502)
Gain/loss on revalution of financial instruments	548	-	-	-	-	-
Loss from anti-dilutive shares issued on IPO	-	(35,801)	-	-	-	-
Loss on conversion of financial instruments on IPO	-	(51,443)	-	-	-	-
Loss before income tax expense	(27,212)	(114,046)	(36,000)	(47,821)	(27,481)	(79,223)
Income tax ex pense	-	-	-	-	-	-
Net profit / (loss)	(27,212)	(114,046)	(36,000)	(47,821)	(27,481)	(79,223)
Foreign currency translation differences - foreign opera	(94)	7	150	(147)	(17)	(62)
Other comprehensive income	(94)	7	150	(147)	(17)	(62)
Total comprehensive loss for the year, net of tax	(27,306)	(114,039)	(35,850)	(47,968)	(27,498)	(79,285)
Key operational metrics:
Number of wheels sold	5,700	13,942	12,749	14,205	6,181	Nd
COGS per wheel	3,507	3,557	3,862	3,903	4,140	Nd
Programs in production or development³	Nd	12	13	15	13	Nd

Sources: CBR Annual Reports, Half-Yearly Report, Investor Presentations and Management

Notes: (1) The draft financial performance as at 30 June 2023 is based on unaudited management accounts. Commentaries to the financial performance is not available as at the date of this report and accordingly not included in the discussion below. (2) COGS per wheel excludes engineering services and tooling costs. (3) Programs in development include both awarded and contracted for engineering.

In relation to the above, we note the following:

●	Wheel revenue increased in FY22 by c. 18.9% to A$38.3 million compared to FY21, allowing CBR to record A$40.3 million in operating revenue for FY22, representing c. 15.5% growth relative to FY21. Growth in wheel revenue was primarily driven by the combination of c. 11.4% growth in the number of wheels sold due to the ramp up in production for the new Corvette program which commenced in FY22, sustained demand for two Ferrari programs which launched in late FY21 and c. 6.7% higher average prices per wheel on the back of favourable changes in the product mix. Wheel revenue has historically been largely concentrated to CBR’s three major international customers which represented more than 90% of total wheel revenue in FY22.

●	CBR generated A$18.0 million in wheel revenue in H1FY23, which represented growth of c. 4.1% compared to the prior corresponding period. We note that wheel revenue growth occurred despite the total number of wheels sold being c. 5.0% below the prior comparative period, as a result of higher average wheel prices due to favourable changes in the product mix.

●	CBR recorded higher loss at gross profit level of A$(17.1) million in FY22, up from A$(14.3) million in FY21. This was largely a result of continued disruptions to global supply chains and COVID-19 induced challenges.

●	According to the results presentation, CBR recorded its first positive contribution margin[63] of A$1.9 million in FY22 and continued this trend with a contribution margin of A$1.5 million in H1FY23, increasing c. 114% compared to the previous comparative period. This was largely a result of improved costs of production, relatively stabilised input costs, and higher average prices per wheel due to the changing product mix.

●	Other income primarily consists of government grants, with the remainder made up of interest income, foreign exchange gains and other income. CBR recognised other income from government grants of A$3.5 million in both FY21 and FY22. Other income decreased by A$6.2 million between FY21 and FY22 which primarily related to the A$6.8 million JobKeeper allowance recognised in FY21.

●	CBR expensed A$3.2 million of capital raising transactions costs in H1Y23 due to the proposed Transaction with SPAC.

CBR provided guidance for CY23 and CY24 in an investors’ presentation released to the market on 17 March 2023 which was revised downward for CY23 on 6 June 2023 (“CBR Guidance”). CBR Guidance is summarised in the table below.

CBR Guidance A$m1	CY22A	CY23E	CY24E
Revenue	40.7	67.7	128.7
Contribution margin	2.7	12.4	44.9
EBITDA	(36.0)	(24.4)	(4.0)

Source: Investors’ presentation released to the market on 6 June 2023.

Notes: (1) AUD to USD exchange rate of 0.70.

63 Contribution margin is Wheel Revenue less Direct Costs. Direct costs include raw materials and consumables, direct labour, freight, and other direct costs.

The projections have been prepared by Management and they have not been reviewed by Grant Thornton64.

The growth in total revenue from US$28.5 million in CY22 to US$90.1 million in CY24 is largely supported by programs that are either awarded or in engineering. Carbon Revolution has a Backlog of project awarded volumes of c. A$970 million as of 29 May 2023, of which is expected to continue to increase as further wheel programs are awarded. Readers should refer to the projection methodology and risk factors described in the accompanying Scheme Booklet. Two new programs have commenced production in the first half of 2023 and one further new program is expected to come into production in the next 12 months.

Contribution margin and EBITDA are expected to improve over this period as a result of improved material costs, labour productivity and general economics of scale driven largely by increased projected production volumes. Refer to the Scheme Booklet for further details.

4.5.2	Financial Position

The table below illustrates CBR’s consolidated statements of financial position as at 30 June 2019, 30 June 2020, 30 June 2021, 30 June 2022, 31 December 2022 and 30 June 2023.

64 Refer to the Investor Presentation released on 17 March 2023 for the details of preparation.

Sources: CBR Annual Reports and Half-Yearly Report.

Notes: (1) The draft financial performance as at 30 June 2023 is based on unaudited management accounts. Commentaries to the financial performance is not available as at the date of this report and accordingly not included in the discussion below.

We note the following regarding CBR’s financial position:

●	The inventories balances include items such as raw materials, work in progress, finished goods, consumables and spare parts and provision for impaired wheels. As illustrated, inventories have remained relatively stable between 30 June 2021 and 31 December 2022, largely due to relatively consistent level of wheel sales.

●	The intangible asset balances include development costs and patents and trademarks, net of amortisation. In reissuing the FY22 financial report, CBR re-evaluated the costs capitalised as development costs included in intangible items. As a result, CBR identified the following adjustments to the half-year financial statements:

-	For the years ended 30 June 2022 and 30 June 2021, research and development expenses, net of adjustment to amortisation expenses, were understated by A$4.9 million and A$4.0 million, respectively; and

-	As of 30 June 2022, 30 June 2021 and 30 June 2020, intangible assets, net of amortisation, were overstated by A$20.5 million, A$15.6 million and A$11.6 million respectively with a corresponding understatement of accumulated losses as of those dates.

●	Deferred income primarily consists of government grants. Government grants have been received to assist with the purchase of certain items of plant and equipment as well as the cost of employment of new employees.

●	As at 31 December 2022, CBR has current borrowing of A$20.6 million. This has materially changed after the drawdown of the New Debt Program (refer to section 1.5 for details)

CBR’s half yearly report for the period ending 31 December 2022 was prepared on a going concern basis despite the pursuit of funding initiatives to address CBR’s significant funding challenges and to enable it to complete the Transaction with SPAC as announced on 30 November 2022. As at the date of issuance of the financial statements for the half year ended 31 December 2022, CBR had secured funding initiatives totalling A$14.3 million. Notwithstanding this assessment, there exists a material uncertainty that casts doubt on CBR’s ability to continue as a going concern for at least the next 12 months; therefore, CBR may be unable to realise its assets and discharge its liabilities in the normal course of business. Accordingly, the independent auditor’s review report has highlighted this matter by noting the existence of material uncertainty in relation to the CBR’s ability to continue as a going concern.

4.5.3	Cash Flow Statement

The table below illustrates CBR’s consolidated cash flow statements for the last five financial years ended 30 June 2023 and the half year to 31 December 2022.

Consolidated statements of cash flow A$ ‘000	FY19 Audited	FY20 Audited	FY21 Restated	FY22 Restated	1HFY23 Audited	FY23¹ Unaudited
Cash flows from operating activities
Receipts from customers	13,151	37,094	30,236	33,643	29,903	45,742
Receipts of grants and research and development incentives	4,367	7,627	11,888	3,767	15,186	15,446
Payments to suppliers and employees	(36,140)	(73,752)	(59,533)	(81,005)	(38,902)	(80,215)
Interest received	109	578	69	94	37	61
Capital raising transcation costs	-	-	-	-	-	(9,030)
Borrowing costs	-	-	-	-	-	(20,676)
Finance costs	(1,398)	(2,522)	(1,641)	(2,475)	(880)	(3,810)
Net cash used from operating activities	(19,911)	(30,975)	(18,981)	(45,976)	5,344	(52,482)
Cash flows from investing activities
Payments for property, plant and equipment	(14,901)	(14,633)	(12,571)	(15,634)	(5,914)	(13,082)
Payments for intangible assets	(7,846)	(12,289)	(3,990)	(6,007)	(2,510)	(4,874)
Proceeds form sale of property, plant and equipment	-	-	-	-	-	3
Receipts from financial assets	-	-	-	-	-	-
Net cash used from investing activities	(22,747)	(26,922)	(16,561)	(21,641)	(8,424)	(17,953)
Cash flow from financing activities
Proceeds from convertible notes	73,122	-	-	-	-	-
Proceeds from third-party borrowings	7,702	881	25,774	33,657	15,505	124,963
Repayment of third-party borrowings	(161)	(746)	(12,715)	(29,370)	(17,943)	(43,212)
Reclass to restricted cash	-	-	-	-	-	(14,677)
Repayment of related party borrowings	(5,000)	(5,000)	(13,000)	-	-	-
Proceeds from share issues	-	57,730	95,046	-	-	-
Capital raising transaction costs	(6,341)	(6,518)	(5,119)	(422)	(3,144)	-
Repayment of lease liability	-	(629)	(1,040)	(596)	(191)	(604)
Net cash provided by financing activities	69,322	45,718	88,946	3,269	(5,773)	66,470
Net increase / (decrease) in cash and cash equivalents Cash and cash equivalents at the beginning of the financial year Effects of ex change rate changes on cash and cash equivalents	26,664 19,179 -	(12,179) 45,843 197	53,404 33,861 (8)	(64,348) 87,257 (216)	(8,853) 22,693 238	(3,965) 22,693 854
Cash and cash equivalents at year end	45,843	33,861	87,257	22,693	14,078	19,582

Sources: CBR Annual Reports and Half-Yearly Report.

Notes: (1) The draft financial performance as at 30 June 2023 is based on unaudited management accounts. Commentaries to the financial performance is not available as at the date of this report and accordingly not included in the discussion below.

We note the following in relation to CBR’s cash flow statements:

●	Cash flows from operating activities was a A$5.3 million inflow in H1FY23 compared to a A$28.0 million outflow in the prior comparative period. The substantial improvement in operating cashflows was largely driven by higher receipts from customers and government grants as well as lower payments to suppliers and employees.

●	Cash flows from investing activities was a A$8.4 million outflow in H1FY23, primarily made up of A$5.9 million investment in property, plant and equipment and A$2.5 million of investment in intangibles. This level of investment-related expenditure is relatively low compared to the A$11.9 million outflow in the prior comparative period, which is largely due to the timing of the Mega-line milestone payments falling outside of the half-year along with tight control of new investment spending.

●	Cash flows from financing activities was a A$5.8 million outflow in H1FY23 and consisted primarily of A$3.1 million of costs related to the proposed Transaction.

4.6	Share capital structure

As at the date of this report, Carbon Revolution has the following securities on issue:

●	212,152,505 Ordinary Shares, including 13,200 shares held in an employee share plan trust which will be issued to one or more employees on conversion of performance rights converted before completion of the Transaction.

●	595,317 vested Performance Rights which will be exercised and converted to Ordinary Shares before completion of the Transaction, excluding 16,471 which will be cancelled for consideration.

●	298,594 unvested Performance Rights whose vesting will be accelerated and which will be exercised and converted to Ordinary Shares before completion of the Transaction.

●	609,244 unvested Performance Rights which will be cancelled before the Transaction.

●	10,726,784 Options with an exercise price varying between A$1.60 (expiring in October 2026) and A$2.60 (expiring in December 2024) which will be cancelled before the Transaction.

4.6.1	Share price and market analysis

Our analysis of the daily movements in Carbon Revolution’s trading price and volume for the period from 12 January 2021 to 31 October 2022 is set out below.

Historical share price and volume for CBR

Source: S&P Global, GTCF analysis.

The following table describes the key events which may have impacted the share price and volume movements recently as shown above.

Event	Date	Comments
1	22-Jan-21

CBR announced its quarterly activities report for the quarter ending 31 December 2020 (Q2 FY21), reporting:

-     Quarterly revenue of A$5.6 million, down 52.8% from Q1 FY21 and 48.1% from Q2 FY20.

-     Quarterly wheels sold of 1,972, down 55.4% from Q1 FY21 and 43.1% from Q2 FY20.

-     Positive cashflow of A$3.1 million from operating activities, a A$8.2 million improvement from Q1 FY21.

-     Net cash outflow of A$4.2 million for the quarter resulted in a cash balance of A$15.4 million.

-     Execution of a A$13 million three-year term debt facility with Export Finance Australia.

-     Commenced first sales of wheels with the fascia technology for CBR’s largest program.

2	24-Feb-21

-     CBR announced its half year results for the period ending 31 December 2020 (H1 FY21), reporting:

-     Half yearly revenue of A$17.2 million with 6,397 wheels sold, down 14.1% and 5.4% from H1 FY20 respectively.

-     Commercialisation of new fascia technology achieved with sales commencing for largest program.

-     Net operating cash flow improved by A$13.5 million to A$2.0 million operating cash outflow.

-     Capital expenditure of A$9.1m associated with industrialised equipment, including high-pressure moulding stations, automated face layup conveyor line and multi-head fibre placement machine.

-     EBITDA loss of A$8.9 million, down 30% relative to H1 FY20 adjusted EBITDA.

-     1H FY21 results were impacted by customer issues related to COVID-19 on one program and seasonality on another.

-     Awards of new programs and extension of existing programs expected in H2 FY21

3	01-Mar-21	CBR announced it executed a A$7.5 million receivables financing facilities, which together with the A$13.0 million Export Finance Australia facility will support the businesses’ working capital requirements.
4	23-Apr-21

CBR announced its quarterly activities report for the quarter ending 31 March 2021 (Q3 FY21), reporting:

-     Quarterly revenue of A$9.0 million, up 58.9% from Q2 FY21 and down 16.6% from Q3 FY20.

-     Quarterly wheels sold of 3,134, up 58.9% from Q2 FY1 and down 16.2% from Q3 FY20.

-     Positive cashflow of A$1.2 million from operating activities, compared to A$3.1 million in Q2 FY21.

-     Net cash outflow of A$2.1 million for the quarter resulted in a cash balance of A$13.3 million.

Further, CBR announced its decision to invest A$72.0 million in commencing construction of Phase 1 of the first Mega-line which was expected to provide additional manufacturing capacity of circa 75,000 wheels per annum. To fund the Mega-line investment, CBR planned to undertake a A$95 million equity raising, comprising of:

-     A$53.5 million raised via a 1 for 4.38 pro-rata Accelerated Non-Renounceable Entitlement Offer.

-     A$41.6 million raise via an Institutional Placement.

-     CBR has secured formal agreements to initiate detailed design and engineering relating to four new OEM programs, a significant proportion of which are for electric vehicles.

5	26-Apr-21	CBR announced it had successfully raised A$73.5 million at a price of A$1.60 per share. Specifically, A$31.9 million was raised in the Institutional Enticement Offer, with a 90.3% take up rate from eligible institutional shareholders and A$41.6 million was raised through Placement from new and existing shareholders. The remaining A$21.5 million is expected to be raised via the Retail Enticement Offer on 30 April 2021.
6	19-May-21	CBR announced it had successfully completed the Retail Entitlement Offer, raising A$21.6 million at a price of A$1.60 per share. Accordingly, together with the Institutional Component of the Entitlement Offer and Institutional Placement, the total amount raise is A$95.0 million.
7	24-May-21	CBR announced that as a result of the COVID19 induced global semi-conductor shortage, a customer of CBR has temporarily suspended vehicle production and thereby reduced forward orders with CBR by circa 1,800 wheels for FY21. Consequently, CBR revised full year wheel sale expectations to be circa 1,8000 wheels below sales for FY20.
8	25-Jun-21	CBR announced the launch of CBR wheels on the Ferrari 296 GTB.
9	22-Jul-21

CBR announced its quarterly activities report for the quarter ending 30 June 2021 (Q4 FY21), reporting:

-     Quarterly
revenue of A$8.7 million, down 3.2% from Q3 FY21 and up 7.5% from Q4 FY20.

-     Quarterly wheels sold of 3,218, up 2.8% from Q3 FY21 and down 6.1% from Q4 FY20.

-     Relative variances in total revenue and wheel volumes arose due to favourable changes in product mix and engineering services and tooling revenue.

-     Negative cashflow of A$8.5 million from operating actives, compared to positive A$1.2 million in Q3 FY21, impacted by A$5.5 million due to a trading term change with CBRs largest program in production.

-     Net cash inflow of A$74.0 million for the quarter on the back of A$89.2 million cash inflow from financing activities driven by the completion of the fully underwritten A$95 million equity raise resulted in a cash balance of A$87.3 million.

10	24-Aug-21

CBR announced its results for the twelve months ended 30 June 2021 (FY21), reporting:

-     Full year revenue of A$34.9 million, down 10% from FY20.

-     Loss after tax of A$32.0 million, a large improvement from the A$114.0 million loss in FY20.

-     A total of five programs awarded that are in production during FY21, with an additional three awarded and five under detailed design and engineering agreement.

-     Negative cashflow of A$9.3 million from operating activities, a A$21.6 million improvement compared to FY20, primarily driven by a reduction in working capital and other assets and liabilities related to deferred income.

Event	Date	Comments
- Net cash inflow of A$53.4 million compared to net cash outflow of A$12.1 million in FY20, resulting in a cash balance of A$87.3 million as at 30 June 2021 (A$33.9 million as at 30 June 2020).
11	22-Oct-21

CBR announced its quarterly activities report for the quarter ending 30 September 2021 (Q1 FY22), reporting:

-     Quarterly revenue of A$6.2 million, down 28.1% from Q4 FY21.

-     Quarterly wheel sales of 2,100, down 34.7% from Q4 FY21 largely driven by GT500 wheel sales for model year 21 concluding in early Q1 FY22 due to shortages in semi-conductor chips globally.

-     Negative cash outflow of A$11.8 million from operating activities, compared to A$8.5 million in Q4 FY21 and included a one-off A$1.1 million accrued facility fee payment following the repayment of the State of Victoria grant advance at the end of June 2021.

-     Net cash outflow of A$23.4 million for the quarter resulting in a cash balance of A$63.9 million.

12	27-Oct-21	CBR announced it has been awarded to supply the carbon fibre wheels featured on the Chevrolet Corvette Z06 to be launched by General Motors, with production expected to commence in early CY22.
13	Jan-22	Global microprocessor shortage disrupted OEMs supply chains in addition to continuing back log of demand due to the COVID-19 pandemic and a continuing global sell down of loss making technology companies.
14	28-Jan-22

CBR announced its quarterly activities for the quarter ending 31 December 2021 (Q2 FY22), reporting:

-     Quarterly revenue of A$11.4 million, up 82.6% from Q1 FY22.

-     Quarterly wheel sales of 4,397, up 109.4% from Q1 FY22.

-     Introduction of wheel programs on the new Chevrolet C8 Corvette Z06 and Z07, the first program of CBR with General Motors.

-     Total number of active programs up from 13 in Q1 FY22 to 15 in Q2 FY22, record number.

-     Negative cash outflow of A$7.6 million from operating activities, compared to negative A$11.8 in Q1 FY22.

-     Net cash outflow of $16.0 million for the quarter resulting in a cash balance of A$47.8 million.

15	23-Feb-22

CBR announced its half year results for the period ending 31 December 2021 (H1 FY22), reporting:

-     Half yearly revenue of A$17.6 million with 6,497 wheels sold, up 2.3% and 1.6% from H1 FY21 respectively.

-     Loss after tax of A$21.8 million, compared to a loss of A$14.8 million in H1 FY21, largely driven by the removal of the Government’s JobKeeper scheme grant (A$5 million in H1 FY21).

-     Negative cash outflow of A$19.4 million from operating activities, compared to negative A$2.0 million in H1 FY21.

-     Net cash outflow of A$39.4 million for the first half of FY22 resulting in a cash balance of A$47.8 million.

16	22-Apr-22

CBR announced its quarterly activities for the quarter ending 31 March 2022 (Q3 FY22), reporting:

-     Quarterly revenue of A$7.9 million, down 30.7% from Q2 FY22 and down 12.2% from Q3 FY21.

-     Quarterly wheels sold of 2,926, down 33.5% from Q2 FY22, largely due to resin quality and thermal barrier coating issues experienced between November 2021 to February 2022.

-     Production ramp up underway for Ferrari 296GTB and 812 Competizione programs and new C8 Corvette Z06 and Z07 program.

-     Negative cash outflow of A$2.1 million from operating activities, compared to A$7.6 million in Q2 FY22.

-     Net cash outflow of A$12.8 million for the quarter resulting in a cash balance of A$34.7 million.

17	10-May-22

CBR announced that it had secured a Commonwealth Modern Manufacturing Initiative Grant of A$12 million for its Mega-line project. The Grant is expected to contribute to the remaining scope of the Phase 1 Mega-line project which will enable CBR to increase production capacity by 75,000 wheels per annum. The Grant is subject to final documentation.

18	29-Jul-22

CBR announced its quarterly activities for the quarter ending 30 June 2022 (Q4 FY22), reporting:

-     Record quarterly revenue of A$14.8 million, up 87.3% from Q3 FY22 and up 70.1% from Q4 FY21.

-     Quarterly wheels sold of 4,776, up 63.2% from Q3 FY22 and up 48.4% from Q4 FY21, representing record quarterly sales for CBR to date on the back of ramp up of the Corvette program and consistent demand from Ferrari across the quarter.

-     Negative cash flow of A$10.6 million from operating activities, compared to negative A$2.1 million in Q3 FY22, largely due to the inclusion of a one-off A$10.7 million growth in receivables related to the ramp up in the Ferrari and Corvette programs during the quarter.

-     Net cash outflow of A$12.2 million for the quarter resulting in a cash balance of A$22.7 million.

-     In addition to the A$23.4m cash and facilities in place, the Company currently has potential funding sources of A$33.5m, of which A$20.0m is expected to be in place in FY23.

19	26-Aug-22	CBR announced confirmation of the A$12.0 million in funding from the Commonwealth Modern Manufacturing Initiative Grant.
20	29-Aug-22

CBR announced its results for the twelve months ended 30 June 2022 (FY22), reporting:

-     Full year revenue of A$40.3 million, up 15% from FY21 despite industry headwinds.

-     Wheels sold of 14,205, up 11.4% from FY22 given the introduction of new wheel programs.

-     Loss after tax of A$42.9 million, compared to a A$32.0 million loss in FY21.

-     Negative cashflow of A$32.0 million from operating activities, compared to A$9.3 million in FY21.

Event	Date	Comments

-     Net cash outflow of A$64.3 million compared to net cash inflow of A$53.4 million in FY21, resulting in a cash balance of A$22.7 million as at 30 June 2022 (A$87.3 million as at 30 June 2021).

-     Six programs in production as at 30 June 2022, with an additional three awarded and six under detailed design and engineering agreement.

-     Balance sheet constraints are impacting the Company’s ability to address the growth demands. CBR is actively pursuing a range of strategic opportunities including engagement with potential strategic partners that have investment capability and complementary strengths in manufacturing.

21	15-Sep-22	CBR announced it has been awarded to supply the carbon fibre wheels featured on the 2024 Mustang ‘Dark Horse’ to be launched by Ford Motor Company, with production expected to commence in late FY23 post completion of the Mega-line. The contract is the first time CBR will supply a core vehicle program at Ford Motor Company.
22	31-Oct-22

CBR announced its quarterly activities report for the quarter ending 30 September 2022 (Q1 FY23), reporting:

-     Quarterly revenue of A$10.4 million, up 66.2% from Q1 FY22.

-     Quarterly wheel sales of 3,739, up 78.0% from Q1 FY22.

-     GM temporarily reducing order for the Corvette Z06

-     Negative cash outflow of A$0.5 million from operating activities, compared to negative A$10.6 million in

Q4 FY22. Net cash outflow of A$12.0 million for the quarter resulting in a cash balance of A$10.7 million.

23	31-Oct-22	CBR shares placed in a trading halt following the announcement of its quarterly activities report for the quarter ending 30 September 2022 (Q1 FY23).
24	30-Nov-22	CBR announced that the it along with Twin Ridge Capital Acquisition Corporation, a special purpose acquisition company listed on the New York Stock Exchange, had entered into a binding business combination agreement and accompanying scheme implementation deed pursuant to which a newly-formed Irish company Poppetell Limited, to be renamed Carbon Revolution plc, will acquire both CBR (via a scheme of arrangement) and Twin Ridge Capital Acquisition Corporation (via the business combination agreement).

Source: ASX announcements, GTCF analysis

The monthly share price performance of CBR since September 2021 and the weekly share price performance of Carbon Revolution over the 16 weeks to 28 October 2022 is summarised below:

Carbon Revolution Limited	Share Price			Average
	High	Low	Close	weekly volume
	$	$		$000’

Month ended
Sep 2021	1.340	1.105	1.220	1,642
Oct 2021	1.235	1.005	1.050	2,356
Nov 2021	1.240	0.990	1.100	1,548
Dec 2021	1.125	0.960	1.025	920
Jan 2022	1.220	0.785	1.155	1,479
Feb 2022	1.200	0.870	0.890	1,666
Mar 2022	0.930	0.565	0.655	3,250
Apr 2022	0.730	0.560	0.585	769
May 2022	0.575	0.445	0.500	1,332
Jun 2022	0.505	0.265	0.295	3,150
Jul 2022	0.430	0.305	0.400	1,124
Aug 2022	0.420	0.260	0.265	1,785
Sep 2022	0.280	0.190	0.205	1,607

Week ended
15 Jul 2022	0.380	0.315	0.335	622
22 Jul 2022	0.375	0.345	0.345	1,064
29 Jul 2022	0.430	0.335	0.400	1,016
5 Aug 2022	0.420	0.345	0.350	2,002
12 Aug 2022	0.365	0.340	0.365	1,152
19 Aug 2022	0.390	0.325	0.330	1,538
26 Aug 2022	0.335	0.305	0.315	1,219
2 Sep 2022	0.330	0.255	0.265	2,807
9 Sep 2022	0.280	0.250	0.258	1,103
16 Sep 2022	0.270	0.245	0.245	1,707
23 Sep 2022	0.252	0.220	0.220	1,873
30 Sep 2022	0.230	0.190	0.205	1,876
7 Oct 2022	0.290	0.210	0.290	1,241
14 Oct 2022	0.290	0.220	0.220	1,420
21 Oct 2022	0.230	0.205	0.205	1,729
28 Oct 2022	0.220	0.200	0.215	1,378

Source: S&P Global, GTCF analysis

Note: The share price analysis is based as at 30 October 2022.

4.6.2	Substantial shareholders

We have provided in the below table the 10 largest shareholders of Carbon Revolution as at 28 July 2022:

Top ten shareholders as at 28 July 2022		No. of shares	Interest (%)
1	Citicorp Nominees	22,952,111	11.10%
2	BNP Paribas Noms	22,136,308	10.70%
3	HSBC Custody Nominees (Australia)	14,428,658	6.98%
4	BNP Paribas Nominees	11,451,238	5.54%
5	UBS Nominees	10,696,631	5.17%
6	J P Morgan Nominees Australia	10,099,988	4.88%
7	Deakin University	8,377,592	4.05%
8	Argo Investments	6,133,107	2.96%
9	Crown in Right of the State of Victoria	5,421,742	2.62%
10	Point Grey Investments	3,737,430	1.81%
Top 10 Shareholders		115,434,805	55.8%
Remaining Shareholders		91,419,222	44.2%
Total ordinary shares outstanding		206,854,027

Source: Management, S&P Capital IQ, GTCF analysis

5	Profile of SPAC

5.1	Background and IPO

SPAC is a blank check company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalisation, reorganisation or similar business combination with one or more businesses or entities. The SPAC was listed on the New York Stock Exchange on 8 March 2021 via an initial public offering of 20 million units at US$10 each, with each unit consisting of one Class A SPAC Share and one-third of one SPAC Public Warrant, generating gross proceeds of US$200 million.

In conjunction with the IPO, the sponsor purchased 4,933,333 SPAC Private Placement Warrants at a price of US$1.50 each. Following closing of the IPO, the SPAC’s underwriters partially exercised an over-allotment option to purchase 1,308,813 SPAC Units, generating aggregate gross proceeds of approximately US$13.09 million. Concurrently, the sponsor also purchased an additional 174,509 SPAC Private Placement Warrant for US$261,793.

The net cash proceeds of the IPO of approximately US$213.09 million (US$10.00 per unit) were placed in the SPAC Trust Account.

Based on the terms in the Articles of Association, the SPAC had until 8 March 2023 to complete a business combination. However, on 6 March 2023, SPAC Shareholders voted at the EGM for the Extension Approval. In connection with the Extension Approval, Class A SPAC Shareholders representing c. 70.60% of the issued capital elected to redeem their shares. As a result, approximately US$153.57 million of the funds in the SPAC Trust Account were redeemed and the balance of the SPAC Trust Account was approximately US$64.46 million immediately following redemptions in connection with the extension.

If the Business Combination is consummated, Class A SPAC Shareholders will have a further right to redeem their Class A SPAC Shares.

Upon completion of the Business Combination, the directors of the SPAC will resign. The SPAC has agreed not to exercise its right to appoint two additional directors under the Scheme Implementation Deed to the board of the MergeCo on the basis that:

1)	offers were made to each of the four agreed additional independent non-executive directors identified by CBR and the SPAC (noting these individuals have already been identified); and

2)	any two of those four additional independent non-executive directors agreed to join the board of MergeCo.

5.2	Financial information

The SPAC did not undertake any operations since completion of the IPO, apart from identifying and negotiating potential business combinations. It incurred a loss from operations of US$3.8 million for the year ended 31 December 2022.

The table below illustrates the SPAC’s audited consolidated statements of financial position as at 31 December 2022 and the unaudited balance sheet as at 31 March 2023 based on SEC filings.

Statements of financial position US$	31-Dec-22 Audited	31-Mar-23 Unaudited
Assets
Cash	1,032,620	262,505
Prepaid ex penses	74,994	121,898
Due from related party , net	12,526	223,855
Total current assets	1,120,140	608,258
Marketable securities held in trust account	216,069,362	64,837,978
Total assets	217,189,502	65,446,236
Liabilities
Accounts pay able	4,427,004	5,395,930
Promissory note - related party	-	480,000
Total current liabilities	4,427,004	5,875,930
Warrant liability	376,312	872,039
Commitment fee shares liability	147,469	150,279
Total liabilities	4,950,785	6,898,248
Commitments and contingencies Class A ordinary shares subject to possible redemption, 6,266,645 shares and 21,308,813 shares at redemption value of approximately US$10.35 and US$10.14 at 31 March 2023 and 31 December 2022 respectively	216,069,362	64,837,978
Shareholders’ deficit
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorised; 5,327,203 shares	533	533
issued and outstanding at 31 March 2023 and 31 December 2022 respectively
Additional paid-in capital	5,336,153	2,999,990
Accumulated deficit	(9,167,331)	(9,290,513)
Total shareholders’ deficit	(3,830,645)	(6,289,990)
Total liabilities and shareholders’ deficit	217,189,502	65,446,236

Sources: SEC filings

We note the following regarding SPAC’s financial position:

●	Following the closing of the IPO, US$213,088,130 (US$10.00 per Unit) from the net proceeds of the sale of the Units in the IPO and over-allotment and the sale of the Private Placement Warrants was placed in the SPAC Trust Account. This cash can only be invested in U.S. government treasury bills with a maturity of 185 days or less or in money market funds meeting certain conditions. The funds in the SPAC Trust Account will be maintained in cash in an interest-bearing deposit account until the earlier of the SPAC’s initial business combination or its liquidation.

●	As at 31 March 2023, the SPAC had approximately US$263,000 in its operating bank account and working capital deficit of approximately US$5.3 million. The SPAC may need to raise further additional capital through loans or additional investments from its stockholders, officers, directors, or third parties.

●	Account payables are mainly in relation to transaction costs.

●	The liabilities associated with the fair value of the SPAC Public Warrants are estimated using the Monte-Carlo Simulation Model.

5.3	Share capital structure

We have set out below the capital structure of the SPAC on or around the date of this report:

●	6,266,645 Class A SPAC Shares and 5,327,203 Class B SPAC Shares. The Class B SPAC Shares will automatically convert into Class A SPAC Shares at the time of the SPAC’s initial business combination or earlier at the option of the holder thereof. However, 327,203 Class B SPAC Shares held by the sponsor shall automatically be forfeited and surrendered to the SPAC for no additional consideration immediately prior to the consummation of the Business Combination and conditioned upon the consummation of the Business Combination.

●	The SPAC Warrants have an exercise price of US$11.50 per share and they will become exercisable on the later of one year from the closing of the IPO or 30 days after the completion of the initial business combination and they will expire five years after the completion of the Company’s initial Business Combination or earlier upon redemption or liquidation.

5.3.1	Share price and market analysis

Our analysis of the daily movements in SPAC’s trading price and volume since the IPO is set out below.

Historical share price and volume for SPAC

Source: S&P Global, GTCF analysis

The following table describes the key events which may have impacted the share price and volume movements recently as shown above.

Event	Date	Comments
1	30 Nov 22	SPAC announced the entering into the Transaction. The trading prices immediately prior to the announcement was US$10.03 and following the announcement, the trading prices continued to trend upwards.
2	15 Dec 22

CBR and SPAC released an investor webcast discussing the business combination. In the webcast, the following was discussed:

-     The implied pro forma enterprise value is US$270 million;

-     A $60 million CEF is expected at close; and

-     Revenue is expected to grow to just over US$50 million in 2023 and to roughly US$90 million in 2024.

3	6 Mar 23

SPAC Shareholders voted at the EGM to extend the date to complete a business combination to 8 June 2023 and to allow the SPAC, without shareholder approval, to elect to extend the date to complete a business combination on a monthly basis until 8 March 2024.

Event	Date	Comments

Class A SPAC Shareholders representing c. 70.60% of the issued capital elected to redeem their shares. As a result, approximately US$153.57 million of the funds in the SPAC Trust Account were redeemed.

4	24 May 23	In connection with the SPAC merger process, CBR announced the establishment of a US$60 million debt financing arranged and insured by PIUS Limited LLC, a Gallagher company, and its affiliates. Net proceeds from the four-year program will be partly used to repay key existing lenders, with the remainder of the capital used to fund further Mega-line automation, capacity expansion, and provide general working capital to support the forecast growth.

Source: TRCA announcements, GTCF analysis

The monthly share price performance of SPAC since the IPO and the weekly share price performance of SPAC over the last 16 weeks is summarised below:

Twin Ridge Capital Acquisition Corp.	Share Price			Average
	High	Low	Close	weekly volume
	$	$		$000’
Month ended
Jun 2022	9.910	9.780	9.810	77
Jul 2022	9.850	9.790	9.830	79
Aug 2022	9.880	9.830	9.870	239
Sep 2022	10.000	9.870	9.920	419
Oct 2022	10.000	9.920	10.000	250
Nov 2022	10.040	9.970	10.030	46
Dec 2022	10.090	10.030	10.090	172
Jan 2023	10.170	10.095	10.170	1,349
Feb 2023	10.200	10.160	10.200	868
Mar 2023	10.712	10.170	10.240	340
Apr 2023	10.790	10.230	10.310	124
May 2023	11.000	10.250	10.500	100
Jun 2023	10.930	10.500	10.700	134
Week ended
14 Apr 2023	10.518	10.230	10.270	19
21 Apr 2023	10.495	10.265	10.300	40
28 Apr 2023	10.790	10.280	10.310	428
5 May 2023	10.880	10.260	10.300	49
12 May 2023	10.875	10.300	10.360	43
19 May 2023	10.840	10.250	10.400	11
26 May 2023	10.850	10.340	10.461	215
2 Jun 2023	11.000	10.408	10.520	155
9 Jun 2023	10.600	10.510	10.595	38
16 Jun 2023	10.930	10.590	10.600	140
23 Jun 2023	10.700	10.640	10.640	83
30 Jun 2023	10.700	10.620	10.700	318
7 Jul 2023	10.720	10.720	10.720	3
14 Jul 2023	10.720	10.700	10.700	1
21 Jul 2023	10.720	10.710	10.720	1
28 Jul 2023	10.750	10.700	10.710	35

Source: S&P Global, GTCF analysis

Note: The share price analysis is based as at 30 July 2023

6	Profile of MergeCo

6.1	Overview

MergeCo is an Irish shelf company and to date, it has had no operations and it has not undertaken any major activities (aside from taking steps necessary to implement the Transaction). If the Transaction is implemented, MergeCo will be the ultimate holding company of Carbon Revolution and the SPAC/Merge Sub and is expected to be listed on NYSE American.

Following implementation of the Transaction, MergeCo will become the holding company of the entities conducting the CBR business and is expected to operate in accordance with the current strategy and direction of Carbon Revolution and CBR’s Management Team will continue to lead MergeCo without any material changes expected.

MergeCo will have nine directors following implementation of the Transaction comprising the current five directors of CBR plus four additional directors who have been identified by the Carbon Revolution Board and the SPAC. Both James Douglas, current Independent Non-Executive Chair of CBR and Jake Dingle, current Managing Director, will continue in their respective positions in MergeCo. Other directors may be appointed in conjunction with the SEF.

MergeCo does not expect to pay any cash dividends on MergeCo Shares in the near term and there is no guarantee it will ever be in a position to pay dividends.

We have discussed in section 5 the basis upon which the SPAC has agreed not to exercise its right to appoint two additional directors under the Scheme Implementation Deed to the board of MergeCo.

6.2	Pro-forma financial information

The pro-forma financial information of MergeCo and the underlying assumptions are set out in section 7.10 of the Scheme Booklet.

6.3	Capital structure

The capital structure and the proportional ownership of MergeCo Shares at implementation will largely be a function of the Class A SPAC Shares being redeemed which is expected to be known before CBR Shareholders cast their vote on the Scheme. Specifically, we note the following:

●	Assuming no further redemptions beyond those in connection with the Extension Approval, the aggregate number of MergeCo Shares to be received by Carbon Revolution Shareholders at implementation is 18,672,888 assuming agreements with respect to additional equity funding (e.g. the SEF) are not entered into prior to implementation or 14,265,406 if agreements with respect to additional equity funding (e.g. the SEF) are entered into prior to implementation, assuming no further redemptions of Class A SPAC Shares.

●	Class A SPAC Shareholders will receive 1 MergeCo Share for each Class A SPAC Share that has not been redeemed. The MergeCo Shares to be issued to SPAC Shareholders will depend on the level of redemption and it will vary between 6,266,645 (no further redemption), 4,261,763 (80% redemption), 2,130,881 (90% redemption) and nil (100% redemption).

●	SPAC Founder Shareholders will receive 5 million MergeCo Shares for their 5.3 million Class B SPAC Shares (refer to the Scheme Booklet for details).

●	15,000 MergeCo Shares will be issued to Yorkville shortly after Implementation pursuant to the commitment fee in connection with the CEF.

The SEF is expected to include attached warrants (SEF Warrants) with nominal exercise price and no vesting conditions equivalent to between 15% and 20% of the fully diluted aggregate number of MergeCo Shares at completion (excluding, MergeCo shares issued in exchange for Class A SPAC Shares). In addition, the following securities and arrangements which will be (or are proposed to be) on issue or in place at implementation may also affect the ownership of MergeCo at or after implementation, and the extent to which CBR Shareholders’ ownership of MergeCo may be diluted:

●	Up to 12,210,780 SPAC Warrants will be exchanged for up to 12,210,780 MergeCo Warrant with the same exercise price of US$11.50 per share and they will expire five years after the implementation[65].

●	MergeCo’s retention plan which will result in the issue of MergeCo RSUs equal to 5% of the aggregate number of MergeCo Shares on issue at Implementation and MergeCo Shares that may be issued on exercise of any warrants issued under the SEF to certain members of management of MergeCo as a one-off retention award to support the retention of key executives, granted under the MergeCo Incentive Equity Plan (“Retention Plan”). Each RSU will be issued for nil consideration and on vesting may be exercised by the employee and convert into one MergeCo Share. Providing the service condition is met, MergeCo RSUs will vest over 3 years with 30% vesting 3 months after Implementation, 30% on the first anniversary of Implementation, 20% on the second anniversary of Implementation and the final 20% on the third anniversary of Implementation. Awards made under the retention plan can only be made after registration of MergeCo’s Incentive Equity Plan with the SEC. Awards are expected to be made in or around December 2023.

●	In addition, new ordinary course employee and director incentive arrangements under the MergeCo Incentive Equity Plan will entitle the MergeCo Board to issue MergeCo Incentive Securities representing up to a further 8% of the aggregate number of MergeCo Shares on issue at Implementation and MergeCo Shares that may be issued on exercise of the SEF Warrants and this may be increased by up to a further 5% each calendar year commencing on 1 January 2024 (based on the MergeCo Shares on issue at the end of the previous year) for the remaining term of the MergeCo Incentive Equity Plan (which ends 10 years from the date immediately prior to the Implementation Date) (the ‘evergreen’ arrangements).

65 They become exercisable 30 days after the completion.

7	Valuation methodologies

7.1	Introduction

As part of assessing whether or not the Scheme is fair to the CBR Shareholders, Grant Thornton Corporate Finance has compared:

●	The fair market value of CBR Shares before the Scheme on a control basis.

●	The fair market value of the Scheme Consideration on a minority basis.

In each case, Grant Thornton Corporate Finance has assessed the value using the concept of fair market value. Fair market value is commonly defined as:

“the price that would be negotiated in an open and unrestricted market between a knowledgeable, willing but not anxious buyer and a knowledgeable, willing but not anxious seller acting at arm’s length.”

Fair market value excludes any special value. Special value is the value that may accrue to a particular purchaser. In a competitive bidding situation, potential purchasers may be prepared to pay part, or all, of the special value that they expect to realise from the acquisition to the seller.

We note, RG111 requires the fairness assessment to be made assuming 100% ownership of the target company and irrespective of whether the consideration offered is scrip or cash and without consideration of the percentage holding of the offeror or its associates in the target company.

7.2	Valuation methodologies

RG 111 outlines the appropriate methodologies that a valuer should generally consider when valuing assets or securities for the purposes of, amongst other things, approval of an issue of shares using item 7 of Section 611 of the Corporations Act, share buy-backs, selective capital reductions, schemes of arrangement, takeovers and prospectuses. These include:

●	Discounted cash flow (“DCF”) method and the estimated realisable value of any surplus assets.

●	Application of earnings multiples to the estimated future maintainable earnings or cash flows of the entity, added to the estimated realisable value of any surplus assets.

●	Amount available for distribution to security holders on an orderly realisation of assets.

●	Quoted price for listed securities, when there is a liquid and active market.

●	Any recent genuine offers received by the target for any business units or assets as a basis for valuation of those business units or assets.

Further details on these methodologies are set out in Appendix A to this report. Each of these methodologies is appropriate in certain circumstances.

RG111 does not prescribe the above methodologies as the method(s) that an expert should use in preparing their report. The decision as to which methodology to use lies with the expert based on the expert’s skill and judgement and after considering the unique circumstances of the entity or asset being valued. In general, an expert would have regard to valuation theory, the accepted and most common market practice in valuing the entity or asset in question and the availability of relevant information.

7.3	Selected valuation methods

In our assessment of the fair market value of CBR and of MergeCo, Grant Thornton Corporate Finance has relied on a number of valuation methodologies as outlined below:

●	DCF Method: Grant Thornton Corporate Finance has had regard to the cash flow projections up to 30 June 2028 for CBR prepared by CBR Management (“Internal Projections”). Grant Thornton Corporate Finance has incorporated the Internal Projections into our valuation model (“GT Model”) which we have used for the purpose of our valuation assessment. We believe the DCF method is an appropriate valuation methodology due to the following:

-	CBR has strong visibility on future revenue based on the agreed programs with OEMs.

-	CBR is currently upgrading its manufacturing facility in Geelong which is expected to allow the Company to increase the scale of its operations and reduce the manufacturing cost per wheel. The DCF method allows us to properly capture both the costs and benefits from completion of the Mega-line and the following CBR ramp-up in production.

-	Capital expenditure requirements, which are key to the business operations, can be modelled in a robust way.

-	It allows for different sensitivities and assumptions to be modelled, including production volume and profitability margins.

-	The DCF method is one of the most commonly used methodologies for valuing manufacturing companies.

We have cross checked our valuation assessment based on the following:

●	EBIT Multiple Method – Grant Thornton Corporate Finance has considered the EBIT multiple method to cross check our valuation assessment. As described in section 4, CBR is currently loss making and it is expected to take a number of years for CBR to reach a normalised level of performance and hence we have analysed the EBIT multiple over a long period of time, which however, affects the reliability of the forecast given the reduce number of brokers providing estimates in the long term.

●	Quoted Security Price Method – The Quoted Security Price Method is based on the Efficient Market Hypothesis, which assumes that the share price at any point in time reflects all publicly available information and will change when new information becomes publicly available. Whilst we have relied on the trading prices, there are some limitations that we have discussed in the body of the report which affects this methodology.

8	Valuation assessment of Carbon Revolution before the Scheme

8.1	DCF Method

The table below sets out a summary of our valuation assessment of CBR before the Scheme based on the DCF method under the Base Case Scenario which assumes 100% redemption of the Class A Shares.

		Fair market value VA (1) is NOT appointed
DCF Method - CBR before the Scheme A$ million	Section Reference	Low	High
Enterprise value on a control basis	8.1.2	166.2	198.7
Less: Proforma Net Debt as at 30 June 2023	8.1.3	(79.2)	(79.2)
Equity value (control basis)		86.9	119.5
Number of outstanding shares (million) (fully diluted)	8.1.4	213.0	213.0
Value per share (control basis) (A$ per share)		0.408	0.561

Source: CBR Management; GTCF analysis. VA stands for voluntary administrators

If completion of the Transaction does not occur and the Directors appoint voluntary administrators, the value of CBR for the equity holders is likely to be A$nil or limited.

8.1.1	GT Model

For the purpose of our valuation assessment of Carbon Revolution utilising the DCF methodology, Grant Thornton Corporate Finance was provided with the Internal Projections which we have incorporated into the GT Model to assess the fair market value of Carbon Revolution based on the nominal post-tax free cash flows between 1 July 2023 and 30 June 2028 at which point we have calculated the terminal value. We have adopted 30 June 2028 as the terminal year as CBR is expected to reach a steady state a couple of years earlier based on the programs contracted or in the engineered and design phases as at the date of this valuation.

Whilst Grant Thornton Corporate Finance believes that the assumptions underlying the GT Model are reasonable and appropriate to be adopted for the purpose of our valuation, in accordance with the requirements of RG111, we have not disclosed them in our IER as they contain commercially sensitive information and they do not meet the requirements for presentation of prospective financial information as set out in ASIC Regulatory Guide 170 “Prospective Financial Information”.

In accordance with the requirements of RG 111, we have undertaken a critical analysis of the Budget and Management’s projections for FY24 to FY28 included in the Internal Projections before integrating them into the GT Model and relying on them for the purpose of our valuation assessment. Specifically, we have performed the following analysis:

●	Conducted high level checks, including limited procedures in relation to the mathematical accuracy of the Internal Model.

●	Performed a broad review, critical analysis and benchmarking against the historical performance of Carbon Revolution and current trends in the industry.

●	Held discussions and interviews with Management of the Company and its advisers to discuss the Internal Model and the key underlying assumptions.

●	Reviewed and benchmarked revenue growth rates, expenses and earnings margins with broker average and listed peers.

The assumptions assumed by Grant Thornton Corporate Finance do not represent projections by Grant Thornton Corporate Finance but are intended to reflect the assumptions that could reasonably be adopted by industry participants in their pricing of similar businesses. We note that the assumptions are inherently subject to considerable uncertainty and that there is significant scope for differences of opinion. It should be noted that the value of Carbon Revolution could vary materially based on changes to certain key assumptions. Accordingly, we have conducted certain sensitivity analysis to highlight the impact on the value of CBR’s shares caused by movements to certain key assumptions.

8.1.2	Key valuation assumptions

We have relied on the Internal Projections centred entirely on wheels produced in the Australian manufacturing facility, excluding any overseas expansion. Whilst this is currently being considered, plans are in their infancy, demand is not locked-in and funding has not been finalised.

Production and volume sold

Carbon Revolution’s annual maximum capacity is projected to grow considerably as a result of the implementation of the Mega-line which will assist in satisfying volumes for contracts66 currently in the pipeline and underlying the Internal Projections. Sales volume is expected to grow to c. 48,000 in CY24. The graph below summarises the forecast wheel sales volume over the discrete forecast period as well as our terminal year assumption.

Carbon Revolution’s historical and forecast wheel sales volume

Sources: Management, GTCF Analysis.

The ramp up in the production over the discrete forecast period is consistent in the short term with investment analyst’s reports and it is supported in the long term by the agreements in place with OEMs. The majority of these programs are either in the awarded or engineering stage, where pricing has either been agreed or is being negotiated and volume forecasts have been provided by the OEM.

66 As previously discussed, contracts with the OEMs do not include take or pay provisions and hence there is no obligation for the OEMs to purchase the volumes of wheels indicated in the program.

Notwithstanding that these programs do not include take or pay provisions for the OEMs, historically they have been executed at the initially agreed terms or close to. Circa 80% of the projected revenue in FY28 is derived from awarded programs.

In addition to the above quantitative benchmark, Carbon Revolution is a market leader in a relatively large addressable market and Carbon Revolution’s customers have historically conducted repeat business with multiple programs. Accordingly, the Company will grow naturally with the passage of time as current and future programs complete, particularly those associated with first time customers.

In the terminal value, we have normalised wheel production at FY28 levels, utilising FY28 utilisation assumptions. We consider this a reasonable assumption due to the following:

●	Based on discussions with Management, we understand that the FY28 utilisation rate appropriately reflects steady state demand and assumes the facility operates six days a week with some overtime availability for unforeseen constraints, albeit limited.

●	In our valuation assessment, we have not included additional growth capital expenditure subsequent to the Mega-line program to further increase the size and capacity of the production facility.

●	History demonstrates that events outside the control of the Company may occur periodically, and these events have the ability to materially affect production and average capacity.

Price per wheel

Wheel prices are negotiated between Carbon Revolution and the OEMs and are included in the contractual terms of the program. The price per wheel is largely dependent on the type of vehicle given the differing level of moulding complexity and the price point for the vehicle. Wheels supplied for luxury vehicles generally have relatively higher prices than those for EVs and SUVs. In our valuation assessment, we have adopted the wheel prices sourced from Management’s program pipeline.

Over the discrete period, average wheel prices are expected to be in line with current pricing.

Wheel contribution margin and direct costs

Direct costs comprise material and labour costs, excluding engineering and customer tooling costs. Material costs primarily consist of raw materials but also include consumables, repairs and maintenance as well as freight and warehouse costs. Direct costs have been impacted over the past few years as a result of the pandemic induced challenges on labour shortages and higher material and freight costs driven by supply chain disruptions. Based on discussions with Management, we understand that the volatility in direct costs have subsequently stabilised and Management has a relatively more foreseeable outlook on production costs.

Over the discrete forecast period, Management projects direct costs per wheel to reduce by an average of c. 9.0% annually as set out in the graph below.

Carbon Revolution historical and forecast direct cost per wheel

Sources: Management, GTCF Analysis.

A large component of this saving is derived by the greater automation in the Mega-line. This assumption from Management seems to be supported by the following:

●	Historically, direct costs were higher due to inflationary pressures on raw materials, low labour efficiency given reduced volume and a higher proportion of complex wheels produced on low pressure moulding technology. The operating environment has recently normalised for both raw material and production volumes. Investments in improved quality and productivity delivered higher production volumes during the quarter. Improved efficiencies and increase in production volumes resulted in a positive contribution margin (unaudited) for Q2 2023 A$1.4m or A$316 per wheel sold.

●	The automation processes associated with the Mega-line program via robots and conveyor systems replaces considerable human labour. Notably, labour hours per wheel (“HPW”) are forecast to reduce from circa 19.3 in FY24 across the forecast period. In addition, operational improvements associated with the Mega-line results in quicker wheel moulding times and effective application of patent wheel technology such as layering of the thermal barrier coating.

●	As production volume increases, Carbon Revolution will benefit from economies of scale and the ability to leverage the large order sizes to negotiate improved prices with suppliers.

●	Carbon Revolution has recently initiated a strategy to shift from a spot buyer to contracted buyer for key materials. Based on discussions with Management, this strategy is expected to reduce the level of price volatility and stabilise direct material costs at a generally lower base.

●	Carbon Revolution will benefit from operational efficiencies related to the reuse and reduction in cut carbon fibre waste over time.

Other key assumptions

●	Fixed overheads, SG&A expenses, R&D and EBITDA margins

-	Fixed overheads – Fixed overheads primarily comprise of production overheads and running costs as well as scrap, warranty, and revaluation expenses. In particular, they capture the maintenance costs associated with the manufacturing facility and the Mega-line upon its completion. Over the discrete period, production and running costs are projected to grow in line with wheel production and thereafter increase at a constant rate to reflect a steady state demand environment. Scrap expenses relates to the cost of defective wheels produced and is projected at 4.0% of the direct costs over the discrete period. Based on discussions with Management, we understand that the Company is either achieving this rate or on track to achieve this rate for its programs.

-	SG&A expenses – SG&A expenses include general overhead and marketing costs. CBR significantly increased its SG&A expenditure in FY23 to support the production ramp up in the discrete forecast period.

-	R&D expenses – R&D is a key part of CBR business model as each wheel type requires an amount of specific engineering work due to the different peculiar characteristics. Over the ramp up period, Management expected relatively high level of R&D expense as a result of several projects starting in close proximity.

-	Standalone cost savings – We have valued the business on a 100% control basis and accordingly have allowed for certain cost synergies that would be available to a pool of potential purchasers of CBR after one-off implementation costs. These cost synergies, estimated at around A$4.0 million per annum are mainly associated with the gradual elimination of duplicate functions and other costs associated with being a listed company (i.e. audit fees, share registry costs, ASX fees and investor relation costs).

●	Working capital – The Internal Projections provide a detailed modelling of the working capital requirements which, between FY24 and FY25, is projected to require a significant investment driven by the increase in inventory to support the ramp up of operations.

●	Capital expenditure – Capital expenditures in FY24 and FY25 are mainly associated with the development of the Mega-line as well as relatively higher tooling cost as a result of the build-up in production levels. Subsequently, Management has projected capital expenditure requirements related to maintenance and tooling to decline by FY28. In the terminal year, based also on discussion with Management, we have assumed maintenance capex of A$8.0 million in perpetuity to reflect the progressive replacement of key manufacturing parts and tooling expenses. Overall, we note that most of the maintenance costs required by the manufacturing facility is captured in the fixed overhead costs described previously.

●	Tax rate – We have assumed a corporate tax rate of 30%. The GT Model reflects the benefits associated with future tax losses.

●	Inflation and terminal growth rate – The GT Model has been prepared in nominal terms with the inflationary impact factored into the cashflows. Beyond FY28, we have adopted an inflation rate and a terminal growth rate of 2.5% in line with the mid-point of the RBA’s inflation target range

●	Discount rate – We have assessed the discount rate between 13.0% and 14.2% based on the WACC. In computing the WACC, we have applied a company specific risk premium of between 3.0% and 4.0% to reflect the financing and liquidity risk associated with the Company. Refer to Appendix D for further details.

8.1.3	Net debt

We have set out below our calculation of the forecast net debt as at 30 June 2023.

Proforma Net Debt CBR on a stand alone basis	Notes	A$m
Cash Balance
Cash as at 30 June 2023	Note 1	34.3
CBR Transaction Costs yet to be incurred	Note 2	(16.1)
Proforma Total Cash Balance as at 30 June 2023		18.1
Cash Restricted	Note 3	(6.7)
Proforma cash balance unrestricted		11.4
Debt
New Debt Program	Note 4	(90.6)
Pro Forma Net Debt Carbon as at 30 June 2023		(79.2)

Source: Corporate Model, GTCF analysis

●	Note 1 – This refers to the cash balance as at 30 June 2023 as provided in the management accounts.

●	Note 2 – Transaction costs yet to be incurred by CBR as at 30 June 2023, including success fees payable to CBR advisers, as our valuation is on a 100% basis, but excluding SPAC transaction costs.

●	Note 3 – Restricted cash[67] under the term of the New Debt Program. The insurance reserve fund of US$5.8 million has been released shortly after completion and the covenant cure reserve fund is not included in the restricted cash given that our valuation assessment is on 100% basis.

●	Note 4 – New Debt Program converted into A$ at the relevant exchange rate[68].

8.1.4	Share capital

As at the date of this report, CBR has 212,152,505 shares on issue. Given that our valuation assessment is on 100% basis, we have assumed that the vesting of the residual 877,440 Performance Rights will be accelerated as it is typical for a change of control transaction and hence included in the issued capital. The balance of the Performance Rights and the Options will be cancelled for consideration as discussed in section 1.

67 It includes US$4.4 million as payment reserve account and US$0.3 million for future interest payment.

68 The difference with the balance in the Scheme Booklet is due to different selected date for the exchange rate determination.

8.1.5	Sensitivity analysis

It should be noted that the enterprise value of Carbon Revolution could vary materially based on changes in certain key assumptions. Accordingly, we have conducted a sensitivity analysis below to highlight the impact on the value of Carbon Revolution based on the DCF Method.

Sensitivity analysis A$ per share	VA (1) are NOT appointed and adopting fair market value (Theoretical value)
	Low	High	Low	High
Assesssed value - CBR before the Scheme	0.408	0.561
Discount rate
+0.5%	0.354	0.494	(13.2%)	(12.0%)
-0.5%	0.467	0.635	14.4%	13.2%
Terminal growth rate
+0.5%	0.434	0.596	6.3%	6.3%
-0.5%	0.384	0.529	(5.8%)	(5.7%)
EBIT margin in the terminal year
2.5%	0.493	0.660	20.8%	17.7%
-2.5%	0.323	0.462	(20.8%)	(17.7%)

Sources: GTCF analysis Note 1: VA stands for voluntary administrators.

These sensitivities do not represent a range of potential enterprise values for Carbon Revolution, but rather they intend to demonstrate the sensitivity of our valuation assessment to changes in certain variables.

8.2	Quoted Security Pricing Method

As discussed in Section 7, we have also considered the Quoted Security Price Method as a cross check to our assessment of CBR before the Transaction. The consideration of the trading price is an exercise of professional judgement that takes into consideration the depth of the market for the listed securities, volatility of the market price, and whether or not the trading price is likely to represent the underlying value of CBR. The following sections detail the analysis undertaken.

8.2.1	Liquidity analysis

In accordance with the requirements of RG 111, we have analysed the liquidity of CBR shares before relying on them for the purpose of our valuation assessment. We have set out below the monthly trading volume of CBR shares over the 12 months to 30 October 2022, the last day of full trading prior to announcement of the Transaction as a result of its suspension in quotation for the whole month of November 2022. We have analysed the monthly trading volume as a percentage of the total shares outstanding as well as free float shares outstanding69.

69 Free float shares excludes those shares owned by Company employees, individual insiders, related parties and/or other strategic investors.

Month end	Volume traded (‘000)	Monthly VWAP ($)	Total value of shares traded ($’000)	Volume traded as % of total shares	Cumulative Volume traded as % of total shares	Volume traded as % of free float shares	Cumulative Volume traded as % of free float shares
Oct 2021	9,894	1.1019	10,902	4.8%	4.8%	6.0%	6.0%
Nov 2021	6,810	1.0986	7,481	3.3%	8.1%	4.1%	10.1%
Dec 2021	4,233	1.0258	4,342	2.1%	10.2%	2.5%	12.6%
Jan 2022	6,213	0.9813	6,097	3.0%	13.2%	3.7%	16.3%
Feb 2022	6,664	1.0218	6,809	3.2%	16.4%	4.0%	20.3%
Mar 2022	14,951	0.6834	10,217	7.2%	23.6%	8.9%	29.2%
Apr 2022	3,231	0.6350	2,052	1.6%	25.2%	1.9%	31.1%
May 2022	5,861	0.5053	2,962	2.8%	28.0%	3.5%	34.6%
Jun 2022	13,859	0.3491	4,837	6.7%	34.7%	8.3%	42.9%
Jul 2022	4,721	0.3575	1,688	2.3%	37.0%	2.8%	45.7%
Aug 2022	8,210	0.3344	2,746	4.0%	41.0%	4.9%	50.7%
Sep 2022	7,069	0.2378	1,681	3.4%	44.4%	4.2%	54.9%
Min				1.56%		1.93%
Average				3.70%		4.58%
Median				3.26%		4.04%
Max				7.23%		8.92%

Source: S&P Global, GTCF analysis

With regard to the above analysis, we note that:

●	The level of free float of CBR is at 79.35%70. From October 2021 to September 2022, c. 54.9% of the free float shares were traded with an average monthly volume of 4.6% of the total free float shares. Accordingly, this indicates that CBR is moderately liquid.

●	As at 28 October 2022, the top five shareholders of CBR owned c. 28.3% of the total issued capital, of which the largest shareholder holding c. 6.9%. As a result, CBR is contestable for the purpose of a change of control transaction and there are no individual shareholders able to exert a significant control over the strategy and operations of the business.

●	In the absence of a takeover or other share offers, the trading price represents the value at which minority shareholders could realise their investment.

●	Carbon Revolution complies with the full disclosure regime required by the ASX. As a result, the market is fully informed with updates provided to the market on a regular basis regarding their investment strategy and performance. In addition, we note that Carbon Revolution is covered by a few investment analysts.

Where a company’s shares are relatively illiquid and not heavily traded, the market typically observes a difference between the ‘bid’ and ‘ask’ price for the shares as there may be a difference in opinion between the buyer and seller on the value of the shares. We have set out below the bid-ask spread since 30 October 2021.

Carbon Revolution spread between bid and ask price

Source: S&P Global, GTCF analysis

As set out in the graph above, we note that the historical average and median bid-ask spread has been 2.6% and 2.0% respectively since 30 October 2021 with spikes between c. 8% and 14% conjunction with large movements in the trading price. Higher levels of bid-ask spreads are observed in the months leading up to the announcement of the Transaction which indicates greater dissent among investors on the underlying fair market value of the business and potentially a higher level of speculative investments in conjunction with greater volatility.

Based on the analysis above, we conclude that liquidity in CBR’s trading price is moderate.

8.2.2	Analysis of CBR share prices

In the chart below, we have provided some comments on the trading prices of CBR since 1 January 2022.

CBR – Historical share trading price since 1 January 2022

Source: S&P Global, GTCF analysis

We note that CBR shares have been highly volatile and trending downwards over the last several months as demonstrated in the above chart. We provide some further insights below for the reasons for the value reduction.

●	Note 1 – CBR released their half year results for the period ending 31 December 2021. Whilst CBR reported a 39% increase in underlying revenue, there was a net loss after tax for the half year of A$21.8 million compared to A$14.8 million in the prior corresponding period. This was largely driven by the removal of the Government’s JobKeeper scheme grant. Costs of goods sold in the period were also higher predominantly due to cost increases associated with supply chain disruptions from the COVID-19 pandemic. Following this announcement, the share price of CBR dropped over the next month from A$0.98 immediately prior to the announcement to A$0.58 as at 25 March 2022.

●	Note 2 – The quarterly results reported a decline in revenue by 30% from the prior quarter resulting from a decline in wheels sold largely due to resin quality and thermal barrier coating issues experienced between November 2021 and February 2022.

●	Note 3 – CBR secures a Commonwealth Modern Manufacturing Initiative grant of A$12 million for its Mega-line project. The grant contributed to the remaining scope of the Phase 1 Mega-line project. This announcement saw a momentary increase in CBR’s share price from A$0.45 as at 9 May 2022 to A$0.55 as at 10 May 2022.

●	Note 4 – CBR released its quarterly activities for the quarter ending 30 June 2022 which reported the highest quarterly wheel sales ever delivered for a record revenue of A$14.8 million in the quarter, representing an 87% increase from the prior quarter. This announcement saw a momentary increase in CBR’s share price from A$0.36 as at 28 July 2022 to A$0.40 as at 29 July 2022.

●	Note 5 – CBR announced in its quarterly activities report ending 30 September 2022 significant increase in quarterly revenue (+66% on pcp) and wheel sales. This announcement saw a significant increase in CBR’s share price from A$0.215 as at 30 October 2022 to A$0.38 as at 31 October 2022, however trading was suspended immediately after, for substantially the whole month of November, until the announcement of the Transaction on 30 November 2022.

Whilst the trading prices reacted positively to the revenue growth, in the same announcement CBR disclosed a tight liquidity position with total current and short term expected liquidity reducing from A$43.4 million as at 30 June 2022 to A$15.9 million as at 31 October 2022, a cash outflow of A$27.5 million. CBR also confirmed that it expected to face a number of near-term liquidity and balance sheet pressures as the previously expected sources of near-term liquidity from working capital funding unlikely to be received at the expected levels given the temporary reduction in production and sales.

Upon announcement of the Scheme on 30 November 2022, the trading prices declined by c. 50% from A$0.38 to A$0.19.

8.2.3	Conclusion on selected valuation range

Set out below is a summary of the VWAP of Carbon Revolution shares over the last three months up to 1 November 2022, the last trading day before suspension from trading which only resumed upon announcement of the Transaction.

Source: S&P Global, GTCF analysis.

As set out above, notwithstanding the limitations in the trading prices discussed throughout this section, the valuation assessment under the DCF approach is not inconsistent with the trading prices before the announcement of the Transaction once a control premium is taken into account. Our valuation assessment of CBR before the Scheme is on a 100% basis and it does not take into account the liquidity issues faced by CBR before the announcement of the Transaction. Whilst the cross-check seems to support our valuation assessment, we note that the analysis should be considered with caution given the unusually long passage of time between the announcement of the Transaction and the release of this IER.

8.3	Cross check - EBIT Multiple

In order to further cross-check our valuation conclusions under the DCF methodology, we have considered the trading EBIT Multiples of comparable companies and we have concluded that the EBIT multiples implied in our valuation assessment appear reasonable.

We have sought to benchmark the implied EBIT Multiple based on a normalised financial performance for the Company that is reflective of its performance assuming the Mega-line is complete, and volumes have plateaued so as to put CBR on a comparable basis to the selected peers. For the purpose of this cross-check, Grant Thornton has adopted a range of normalised EBIT of between A$20 million and A$30 million. We set out the calculation of the normalised multiples implied by these assumptions below.

Impllied EBIT Multiples A$ million	Section Reference	Low	High
Enterprise value on a control basis	8.1.2	166.2	198.7
GT assessment of normalised long term EBIT	8.1.3	20.0	30.0
Implied EBIT Multiple		8.31x	6.62x

Sources: GTCF analysis.

We compared the implied normalised EBIT Multiple from our valuation to those of a group of selected peers that are listed automotive parts manufacturing companies operating in Australia and elsewhere. The EBIT Multiples observed from the selected peers lie between 8.5x and 9.5x FY24 EBIT on a minority basis. 71

The normalised EBIT Multiple implied in our valuation assessment is at the low-end of the selected peers but it appears reasonable for the following reasons.

●	The Selected Peers are:

○	much larger than CBR ranging from 4x larger to 65x larger and, on average, 28x larger;

○	have been established for much longer than CBR; and

○	have a broader range of distributions channels and in many cases, complementary product types than CBR.

●	CBR still has to attain its assumed normalised profitability which involves comparatively more risk than that of the selected peers.

71 See details in Appendix B

9	Valuation assessment of the Scheme Consideration

The table below sets out a summary of our valuation assessment of the Scheme Consideration after implementation of the Scheme on a minority basis assuming that MergeCo Shares will trade in line with our valuation assessment, 100% redemption from Class A SPAC Shareholders and the SEF completes before implementation of the Transaction.

DCF Method - MergeCo	Section	SEF is obtained and MergeCo continues as a going concern
A$ million	Reference	Low	High
Enterprise value on a control basis	8.1	189.9	225.9
Less: Proforma Net Debt	9	(106.4)	(106.4)
Equity value (control basis)		83.4	119.5
Less: Minority discount	9	23.1%	23.1%
Equity Value (minority basis)		64.2	91.9
Number of outstanding shares (million)	9	24.87	24.87
Value per share (minority basis) (A$ per share)		2.580	3.695
Value per MergeCo share (minority basis) (US$ per share)		1.736	2.485
Merger Ratio	1	0.0672	0.0672
Value of Scheme Consideration (A$ per share)		0.173	0.248

 Sources: CBR Management; GTCF analysis

Notes: (1) The minority discount has been calculated as the inverse of a premium for control of 30%

If the SEF or alternative funding are not obtained shortly after completion, MergeCo may not be able to continue as a going concern. Under those circumstances, the value for CBR Shareholders is likely to be A$nil or limited.

The cash flows underlying the enterprise value of MergeCo are the same of CBR before the Transaction as both valuations are undertaken on a 100% basis, however we have updated our assessment of the discount rate to between 12.2% and 13.3% based to the greater funds potentially available as discussed in section 1.1 of the Scheme Booklet.

The pro-forma net debt of MergeCo estimated at the end June 2023 is set out below.

Pro forma net debt of MergeCo A$ million (unless stated otherwise)	Notes	A$m
Debt Balance
Proforma Net Debt of CBR before the Scheme	Note 1	(79.2)
Additional restricted cash	Note 2	(7.6)
Cash in the SPAC Trust Account	Note 3	-
Additional transaction costs incurred SPAC	Note 4	(19.6)
SEF Cash	Note 5	-
CEF Cash	Note 6	-
Proforma Net Debt Merged Group as at 30 June 2023		(106.4)

Source: CBR Management, GTCF analysis

●	Note 1 – This refers to the net debt of CBR before the Scheme[72].

●	Note 2 – Given the situation of potential financial distress of the business and the risk of covenants breach, we have assumed that the A$7.6 million of restricted cash for covenants cure will not be released.

●	Note 3 – Under the base case, we have assumed 100% redemption of Class A SPAC Shares.

●	Note 4 – Additional transaction costs to be incurred by the SPAC upon completion of the Transaction.

●	Note 5 – In our valuation assessment of MergeCo, we have only considered the dilution arising from the SEF Warrants whereas we have not considered an increase in the debt level from the draw down of the SEF as this will be offset by the increase in the cash by substantially the same amount. However, if the SEF is drawn down and MergeCo does not perform in line with the Internal Projections, there will be further value dilution from the draw down of the SEF and the gearing of MergeCo may not be sustainable. This is not considered in our valuation assessment.

●	Note 5 – Given we have assumed that the trading prices of MergeCo after the Transaction will trade in line with our valuation assessment on a minority basis, there will not be any further dilution from the issue of the shares under the CEF, which accordingly have been excluded from our valuation assessment. We have included sensitivities on this assumption in the executive summary.

The number of MergeCo Shares on issue has been calculated based on the following assumptions:

●	14,320,239 MergeCo Shares are issued to CBR Shareholders assuming the SEF completes before the Transaction.

●	100% of SPAC Class A Shares are redeemed.

●	5,000,000 MergeCo Shares issued in exchange for Class B SPAC Shares.

●	15,000 MergeCo Shares are issued to Yorkville in accordance with the terms of the CEF.

●	1,184,394 MergeCo RSUs and c. 4,352,650 SEF Warrants, equivalent to 17.5% (mid-point of the range considered) of the fully diluted aggregate number of MergeCo Shares at completion (excluding, MergeCo shares issued in exchange for Class A SPAC Shares).

●	The MergeCo Warrants issued in exchange for the SPAC Warrants with an exercise price of US$11.50 per share have not been considered in our valuation assessment.

Given the DCF Method produces a control valuation, we have applied a minority discount of 23.1% based on the inverse of a 30% control premium. Refer to Appendix E for further details.

Refer to the executive summary for our scenario analysis on the level of redemption of Class A SPAC Shares and timing of entering into the SEF (if it occurs).

72 The difference with the balance in the Scheme Booklet is due to different selected date for the exchange rate determination.

9.1	Quoted Security Pricing Method

In our cross-check, we have considered the trading prices of CBR after the announcement of the Transaction as a proxy for investors’ view of the value of the Scheme Consideration. The trading prices of CBR for the relevant period are summarised below.

CBR – Trading price after the announcement of the Transaction

Source: S&P Global, GTCF analysis

Whilst the trading prices after the announcement of the Transaction reflects investors’ view of the value of the Scheme Consideration, they should be considered with caution due to the following:

●	There has been significant passage of time between the announcement of the Transaction and the date of this IER.

●	The need to reissue its FY22 consolidated financial report with certain restatements driven by a re-evaluation of the costs capitalised as development costs included in intangible assets and a reassessment of the classification of supplier finance arrangements previously classified as part of then payables to current borrowings.

●	During this time, CBR has faced a number of financial challenges, including:

○	The pursue of bridge financing initiatives to address its significant funding challenges with cash and cash equivalents reducing from A$23.4 million as at 30 June 2022 to A$4.1 million as at 31 March 2023.

○	On 27 February 2023, CBR indicated that it forecast to be in breach of its gearing and debt service coverage covenants under its existing debt facilities within the next 12 month period, although this debt facility was planned to be repaid with new funding before expected date of covenant breaches.

○	On or around the same time, CBR announced that based on detailed cash flow projections for the next 12 months, including operating costs and transaction costs, it is required to raise A$100 million to allow the Company to continue as a going concern for the next 12 months and that should sufficient funding not be secured, in the absence of other options emerging, such as delaying or reducing capital expenditure or alternative transactions, the Company may be required to enter into voluntary administration.

○	The half year accounts as at 31 December 2023 included an emphasis on matter that “material uncertainty exists that may cast significant doubt on the Group’s ability to continue as a going concern”.

During this period, the trading prices of CBR continued to be extremely volatile reflecting the uncertainties on the Transaction progressing and the situation of financial distress of the Company.

CBR announced the New Debt Program on 24 May 2023 with the net proceeds partly used to repay key existing lenders, with the remainder of the capital used to fund further Mega-line automation, capacity expansion, and provide general working capital to support the forecast growth. Following this announcement, CBR’s share price soared 40% from A$0.125 as at 23 May 2023 to A$0.175 as at 24 May 2023.

The completion of the New Debt Program and the liquidity injection removed, at least for the short term, the risk of the Company having to enter into voluntary administration, however, risks remain of the financial viability of the business if the Transaction is not completed due to the following:

●	Payment of the principal and interest owed under the New Debt Program may be accelerated if the Transaction does not complete by 31 August 2023 (with a 60-day cure period).

●	If CBR does not raise an additional US$60 million in equity or subordinated capital prior to 31 December 2023 under the SEF, which is unlikely in the absence of the Transaction, or alternative funding, the additional fee payable on the New Debt Program will be US$6 million if funds raised are below US$45 million73. Any funds raised under the CEF do not contribute to the SEF.

●	The cash injection from the CEF of up to US$60 million will not be available and the negotiation of the SEF will not continue.

Based on the above, we have set out below the VWAP after the announcement of the New Debt Program which we consider to be a more appropriate proxy of the value of the Scheme Consideration.

VWAP	Low	High	VWAP
Up to 04 Aug 2023
1 day	0.195	0.200	0.198
5 day	0.155	0.235	0.189
2 week	0.155	0.235	0.190
3 week	0.115	0.235	0.172

Source: S&P Global, GTCF analysis.

The recent VWAPs as outlined in the table above are substantially in line, although towards the low-end, of our valuation assessment on a minority basis.

73 Or US$3 million if it raises between US$45 million and US$60 million.

10	Sources of information, disclaimer and consents

10.1	Sources of information

In preparing this report Grant Thornton Corporate Finance has used various sources of information, including:

●	Scheme Booklet

●	Annual reports/consolidated accounts of CBR and SPAC.

●	Internal Projections

●	Scheme Implementation Deed

●	Various legal documents underlying the Transaction

●	Transaction databases such S&P Global Capital IQ and Mergermarket.

●	IBISWorld industry reports.

●	Various industry and broker reports.

●	Press releases and announcements by CBR and the SPAC.

●	Other publicly available information.

In preparing this report, Grant Thornton Corporate Finance has also held discussions with, and obtained information from, Management of CBR and their advisers.

10.2	Limitations and reliance on information

This report and opinion is based on economic, market and other conditions prevailing at the date of this report. Such conditions can change significantly over relatively short periods of time.

Grant Thornton Corporate Finance has prepared this report on the basis of financial and other information provided by the Company, and publicly available information. Grant Thornton Corporate Finance has considered and relied upon this information. Grant Thornton Corporate Finance has no reason to believe that any information supplied was false or that any material information has been withheld. Grant Thornton Corporate Finance has evaluated the information provided by the Company through inquiry, analysis and review, and nothing has come to our attention to indicate the information provided was materially misstated or would not afford reasonable grounds upon which to base our report. Nothing in this report should be taken to imply that Grant Thornton Corporate Finance has audited any information supplied to us, or has in any way carried out an audit on the books of accounts or other records of the Company.

This report has only been prepared at the request of CBR Directors to provide an independent opinion as to whether the Scheme is in the best interests of the CBR Shareholders. This report should not be used for any other purpose. In particular, it is not intended that this report should be used by current and future investors in making their investment decisions in relation to the Scheme.

CBR has indemnified Grant Thornton Corporate Finance, its affiliated companies and their respective officers and employees, who may be involved in or in any way associated with the performance of services contemplated by our engagement letter, against any and all losses, claims, damages and liabilities arising out of or related to the performance of those services whether by reason of their negligence or otherwise, excepting gross negligence and wilful misconduct, and which arise from reliance on information provided by the Company, which the Company knew or should have known to be false and/or reliance on information, which was material information the Company had in its possession and which the Company knew or should have known to be material and which did not provide to Grant Thornton Corporate Finance. The Company will reimburse any indemnified party for all expenses (including without limitation, legal expenses) on a full indemnity basis as they are incurred.

CBR is not responsible for any information provided by SPAC or its management or advisers.

Appendix A – Valuation methodologies

Capitalisation of future maintainable earnings

The capitalisation of future maintainable earnings multiplied by appropriate earnings multiple is a suitable valuation method for businesses that are expected to trade profitably into the foreseeable future.

Maintainable earnings are the assessed sustainable profits that can be derived by a company’s business and excludes any abnormal or “one off” profits or losses.

This approach involves a review of the multiples at which shares in listed companies in the same industry sector trade on the share market. These multiples give an indication of the price payable by portfolio investors for the acquisition of a parcel shareholding in the company.

Discounted future cash flows

An analysis of the net present value of forecast cash flows or DCF is a valuation technique based on the premise that the value of the business is the present value of its future cash flows. This technique is particularly suited to a business with a finite life. In applying this method, the expected level of future cash flows are discounted by an appropriate discount rate based on the weighted average cost of capital. The cost of equity capital, being a component of the WACC, is estimated using the Capital Asset Pricing Model.

Predicting future cash flows is a complex exercise requiring assumptions as to the future direction of the company, growth rates, operating and capital expenditure and numerous other factors. An application of this method generally requires cash flow forecasts for a minimum of five years.

Orderly realisation of assets

The amount that would be distributed to shareholders on an orderly realisation of assets is based on the assumption that a company is liquidated with the funds realised from the sale of its assets, after payment of all liabilities, including realisation costs and taxation charges that arise, being distributed to shareholders.

Market value of quoted securities

Market value is the price per issued share as quoted on the ASX or other recognised securities exchange. The share market price would, prima facie, constitute the market value of the shares of a publicly traded company, although such market price usually reflects the price paid for a minority holding or small parcel of shares, and does not reflect the market value offering control to the acquirer.

Comparable market transactions

The comparable transactions method is the value of similar assets established through comparative transactions to which is added the realisable value of surplus assets. The comparable transactions method uses similar or comparative transactions to establish a value for the current transaction.

Comparable transactions methodology involves applying multiples extracted from the market transaction price of similar assets to the equivalent assets and earnings of the company. The risk attached to this valuation methodology is that in many cases, the relevant transactions contain features that are unique to that transaction and it is often difficult to establish sufficient detail of all the material factors that contributed to the transaction price.

Appendix B – Listed Comparable Companies in the Automotive sector

List companies in the Automotive Sector		Market Cap	GT Calculated EV	EBIT (A$m)				EV/EBIT

Company	Country	A$m	A$m	FY22A	FY23A/P	FY24P	FY25P	FY22A	FY23A/P	FY24P	FY25P
ASX Automotive Components Companies
ARB Corporation Limited	Australia	2,355	2,340	168	134	147	163	14.0x	17.5x	15.9x	14.4x
GUD Holdings Limited	Australia	1,236	1,840	138	175	195	209	13.3x	10.5x	9.4x	8.8x
PWR Holdings Limited	Australia	891	877	28	31	38	44	30.8x	28.4x	22.8x	19.8x
MaxiPARTS Limited	Australia	127	149	9	13	19	21	17.3x	11.3x	8.0x	7.1x
Median		1,064	1,358	83	82	93	104	15.6x	14.4x	12.7x	11.6x
Average		1,152	1,301	86	88	100	109	18.8x	16.9x	14.0x	12.5x
International Auto Components Coys
DENSO Corporation	Japan	71,619	71,549	3,896	4,731	6,274	7,158	18.4x	15.1x	11.4x	10.0x
Aptiv PLC	Ireland	38,108	42,885	2,016	3,122	3,995	4,792	21.3x	13.7x	10.7x	8.9x
Cummins Inc.	United States	46,029	51,987	4,423	5,824	5,662	6,270	11.8x	8.9x	9.2x	8.3x
Magna International Inc.	Canada	22,636	26,632	2,314	3,012	3,964	4,811	11.5x	8.8x	6.7x	5.5x
Continental Aktiengesellschaft	Germany	21,487	27,782	2,820	4,190	4,942	5,707	9.9x	6.6x	5.6x	4.9x
BorgWarner Inc.	United States	16,905	20,703	2,238	2,681	3,083	3,502	9.3x	7.7x	6.7x	5.9x
Valeo SE	France	7,481	13,151	934	1,353	1,878	2,381	14.1x	9.7x	7.0x	5.5x
Bosch Limited	India	9,997	9,546	200	266	345	394	47.8x	35.9x	27.6x	24.2x
Pirelli & C. S.p.A.	Italy	7,461	11,586	1,277	1,623	1,719	1,802	9.1x	7.1x	6.7x	6.4x
Brembo S.p.A.	Italy	7,505	8,317	576	715	802	894	14.4x	11.6x	10.4x	9.3x
Allison Transmission Holdings, Inc.	United States	6,763	10,194	1,167	1,343	1,326	1,396	8.7x	7.6x	7.7x	7.3x
Visteon Corporation	United States	5,991	5,872	294	465	628	761	20.0x	12.6x	9.4x	7.7x
JTEKT Corporation	Japan	4,510	6,767	449	688	887	998	15.1x	9.8x	7.6x	6.8x
Schaeffler AG	Germany	6,533	10,064	1,653	1,926	2,137	2,323	6.1x	5.2x	4.7x	4.3x
Martinrea International Inc.	Canada	1,078	2,220	250	359	411	N/A	8.9x	6.2x	5.4x	N/A
Garrett Motion Inc.	Switzerland	807	807	747	801	867	N/A	1.1x	1.0x	0.9x	N/A
Cooper-Standard Holdings Inc.	United States	304	1,452	(115)	62	128	N/A	(12.6x)	23.4x	11.3x	N/A
Median		7,481	10,194	1,167	1,353	1,719	2,352	11.5x	8.9x	7.6x	7.0x
Average		16,189	18,913	1,479	1,951	2,297	3,085	12.6x	11.3x	8.8x	8.2x
International Aluminium Wheel Coys
Howmet Aerospace Inc.	United States	27,490	32,535	1,464	1,792	2,062	2,272	22.2x	18.2x	15.8x	14.3x
Zhejiang Wanfeng Auto Wheel Co., Ltd.	China	2,916	2,916	319	356	471	547	9.1x	8.2x	6.2x	5.3x
Iochpe-Maxion S.A.	Brazil	559	1,796	291	360	410	367	6.2x	5.0x	4.4x	4.9x
Superior Industries International, Inc	United States	151	769	141	128	161	N/A	5.5x	6.0x	4.8x	N/A
Median		1,738	2,356	305	358	441	547	7.6x	7.1x	5.5x	5.3x
Average		7,779	9,504	554	659	776	1,062	10.7x	9.3x	7.8x	8.2x
Car Manufacturers (OEMs)
Tesla, Inc.	United States	936,196	909,562	20,145	18,258	29,060	37,014	45.2x	49.8x	31.3x	24.6x
Toyota Motor Corporation	Japan	285,034	489,920	32,882	29,488	34,534	37,001	14.9x	16.6x	14.2x	13.2x
Volkswagen AG	Germany	111,765	52,646	36,283	36,621	38,034	41,467	1.5x	1.4x	1.4x	1.3x
Mercedes-Benz Group AG	Germany	124,676	85,875	27,462	31,617	30,657	31,630	3.1x	2.7x	2.8x	2.7x
General Motors Company	United States	70,762	56,268	17,654	18,204	17,706	18,586	3.2x	3.1x	3.2x	3.0x
Ford Motor Company	United States	73,962	55,665	11,275	15,914	15,673	15,516	4.9x	3.5x	3.6x	3.6x
Great Wall Motor Company Limited	China	33,699	30,639	855	1,335	1,910	2,094	35.8x	22.9x	16.0x	14.6x
Bayerische Motoren Werke Aktienge	Germany	108,963	69,338	21,974	25,433	23,952	24,633	3.2x	2.7x	2.9x	2.8x
Stellantis N.V.	Netherlands	75,153	34,794	33,091	32,204	33,447	34,441	1.1x	1.1x	1.0x	1.0x
Honda Motor Co., Ltd.	Japan	72,827	128,671	9,563	10,079	11,342	12,200	13.5x	12.8x	11.3x	10.5x
Ferrari N.V.	Italy	80,683	82,830	1,920	2,525	2,850	3,159	43.1x	32.8x	29.1x	26.2x
Hyundai Motor Company	South Korea	54,994	154,626	11,488	14,628	14,031	13,979	13.5x	10.6x	11.0x	11.1x
Geely Automobile Holdings Limited	Hong Kong	18,033	12,614	188	1,050	1,520	2,002	67.0x	12.0x	8.3x	6.3x
Tata Motors Limited	India	34,575	48,409	369	1,422	4,614	5,390	131.1x	34.0x	10.5x	9.0x
Nissan Motor Co., Ltd.	Japan	22,404	80,552	2,715	4,200	4,813	5,424	29.7x	19.2x	16.7x	14.9x
Suzuki Motor Corporation	Japan	24,227	18,608	2,102	3,706	4,050	4,437	8.9x	5.0x	4.6x	4.2x
Subaru Corporation	Japan	20,083	12,926	1,032	3,382	3,504	3,691	12.5x	3.8x	3.7x	3.5x
Renault SA	France	14,634	13,147	3,999	4,733	5,386	6,538	3.3x	2.8x	2.4x	2.0x
Yamaha Motor Co., Ltd.	Japan	13,027	15,834	2,509	2,636	2,651	2,827	6.3x	6.0x	6.0x	5.6x
Mazda Motor Corporation	Japan	8,346	9,054	1,144	1,707	1,972	2,155	7.9x	5.3x	4.6x	4.2x
Ashok Leyland Limited	India	7,945	8,443	334	343	600	688	25.3x	24.6x	14.1x	12.3x
Aston Martin Lagonda Global Holdings plc	United Kingdom	3,636	4,949	(211)	(72)	135	354	(23.4x)	(69.0x)	36.6x	14.0x
Median		44,784	50,528	3,357	4,466	5,099	5,981	10.7x	5.7x	7.1x	6.0x
Average		99,801	107,971	10,853	11,792	12,838	13,874	20.5x	9.3x	10.7x	8.7x
Low		127	149	(211)	(72)	19	21	(23.4x)	(69.0x)	0.9x	1.0x
Average		53,331	58,300	5,670	6,289	6,915	8,187	16.7x	10.6x	10.0x	8.8x
Median		16,905	13,151	1,277	1,792	2,137	3,159	11.8x	8.9x	7.7x	7.1x
High		936,196	909,562	36,283	36,621	38,034	41,467	131.1x	49.8x	36.6x	26.2x

Trading multiples of selected peers

In this section we set out a table of listed companies operating in the Automotive industry, both in Australia and globally to which we have made reference for the purposes of cross checking our DCF valuation.74 In performing our analysis, we have made a selection of comparable companies that are Australian and foreign companies whose operations are closely aligned with CBR’s activities in the industry. In making our selection of Selected Peers, we have considered the following:

●	OEM provider – CBR currently distributes its products exclusively to OEMs. We therefore have selected the Selected Peers which also have significant distribution via OEMs through contracts or programs.

●	Automotive sector – CBR operates within the automotive parts sub-sector and therefore we have selected companies that are either traders of automotive parts, other wheel manufacturers, or automotive technology developers, particularly those with a focus on high-performance, luxury, or other specialist vehicles including EV, SUV and 4x4 specialist parts.

●	Market Capitalisation – Few comparable companies are of a similar market capitalisation value as CBR, which is A$48.7 million [75]. Consequently, when selecting the peers for our analysis from the foreign companies, we have excluded those with market capitalisation above A$7,700m, and recognised the effect of the remaining significant size difference between that of the Selected Peers and that of CBR.

The following table sets out the trading EBIT multiples for our selection of Selected Peers.

Selected Trading Peers Multiple		Market	GTCalculated
		Cap[1]	EV	EBIT (A$m)				EV/EBIT

Company	Country	A$m	A$m	FY22A	FY23A/P	FY24P	FY25P	FY22A	FY23A/P	FY24P	FY25P
ARB Corporation Limited	Australia	2,398	2,404	168	134	147	163	13.7x	18.0x	16.4x	14.8x
GUD Holdings Limited	Australia	1,248	1,715	138	175	195	209	12.5x	9.8x	8.8x	8.2x
Brembo S.p.A.	Italy	7,534	8,465	576	706	792	883	9.4x	12.0x	10.7x	9.6x
Allison Transmission Holdings, Inc.	United States	6,881	10,187	1,167	1,324	1,310	1,376	7.6x	7.7x	7.8x	7.4x
Visteon Corporation	United States	5,927	6,052	294	460	619	751	14.4x	13.1x	9.8x	8.1x
Schaeffler AG	Germany	6,292	11,794	1,653	1,902	2,111	2,295	5.5x	6.2x	5.6x	5.1x
Martinrea International Inc.	Canada	1,066	2,396	250	359	411	N/A	7.6x	6.7x	5.8x	N/A
Iochpe-Maxion S.A.	Brazil	591	2,018	291	362	413	369	6.8x	5.6x	4.9x	5.5x
Superior Industries International, Inc.	United States	149	757	141	126	159	N/A	5.5x	6.0x	4.7x	N/A
Low		149	757	138	126	147	163	5.5x	5.6x	4.7x	5.1x
Average		3,565	5,087	520	616	684	864	9.2x	9.5x	8.3x	8.4x
Median		2,398	2,404	291	362	413	751	7.6x	7.7x	7.8x	8.1x
High		7,534	11,794	1,653	1,902	2,111	2,295	14.4x	18.0x	16.4x	14.8x

Sources: S&P Global; financial reports of comparable companies and GTCF calculations.

Note (1): Enterprise Value and Market Capitalisation based on the share price as at 5 June 2023. Additionally, the EV’s of the international companies were converted into A$ at the prevailing spot rate on 05 June 2023.

Note (2): A=Actual, P=Projections

Note (3): Forecasted years were calculated through a consensus of broker reports
Note (4): We have excluded PWR Holdings Limited and Garret Motion Inc in the above calculation due to the limited reliance on their trading multiples

For certain of the Selected Peers we make the following comments about their reliability as peers given

74 See section 8.3 in the main body of our report above.

75 Market Capitalisation as at 30 July 2023

certain identifiable characteristics.

ARB Corporation Limited

ARB Corporation Limited (“ARB”) is an Australian based manufacturing and distribution company, with global operations specialising in 4x4 accessory products. ARB has been operating 32 years longer than CBR and has established relationships with various countries and reputable OEMs like Toyota, Ford General Motors and Nissan. In addition, ARB has recently piloted a retail store in Seattle, Washington, which will provide a direct customer eCommerce site to the North American market. Analysts forecast slight delays in operational efficiencies, which may impact EBIT in the short term. We note that ARB has manufacturing facilities in five different countries and 13 distribution stores globally, and far more mature in in its lifecycle compared to CBR. As a result, we placed little reliance on its trading multiples.

GUD Holdings Limited

GUD Holdings Limited (“GUD”) is a long-established Australian entity that specialise in manufacturing automotive components. Similar to CBR, GUD distributes its products to OEMs, as well as aftermarket sellers/dealerships and automotive retailers both nationally and globally. Analyst forecasts include growth from recent acquisitions and from the company’s portfolio of non-discretionary product offerings which is estimated to represent up to 80% of GUD’s products.

PWR Holdings Limited

PWR Holdings Limited (“PWR”) is a specialist in cooling solutions for the motorsports market and wider automotive industry as well as the aerospace and defence sector. Similar to CBR, PWR distributes its products to automotive racing teams and high-performance cars as well as sales to OEMs. PWR was trading at the highest multiples compared to its peers, which could be attributable to its competitive advantage in high performance cooling which can be seen through the various contracts and programs won within the automotive sector and aerospace and defence sector. Public information provides no readily available explanation or justification for the materially higher trading multiples than any other of the comparable companies and for this reason we have placed little reliance on PWR.

Brembo S.p.A.

Brembo S.p.A. (“Brembo”) designs, manufactures, and distributes braking systems for predominantly high-performance passenger vehicles, commercial vehicles, motorcycles and high-performance racing vehicles. Operations expand to several business sectors which include distribution to OEM’s, aftermarket, and professional racing teams. Brembo has been operating for over 80 years and although its comparability is only indirect due to its significant size, its represents an informative comparable to CBR the characteristics of its operation and target markets.

Garrett Motion Inc.

Garrett Motion Inc (“Garrett Motion”) designs, manufactures, and sells engine turbo-charging technology, turbo charging systems, accessories and automated vehicle software solutions for both passenger and commercial vehicle. Garrett Motion distributes its turbo technology to OEM’s, similar to CBR, and the remaining technology to the aftermarket sector76. Two debt facilities were signed in 2021 to support and accelerate technological developments. Garrett Motion’s product range is extensive, expanding to most vehicles and engine types, which diversifies its risk. Establishing nearly over 70 years ago, the company is in a far more mature stage of operations compared with CBR, noting 13 manufacturing facilities, five research and development centres and over 40 key OEM partnerships. As a result, we have placed limited reliance on Garret Motions trading multiples.

76 Garrett Motion Inc, May 2023 Presentation

Appendix C – Discount rate

Introduction

The cash flow assumptions underlying the DCF approach are on a nominal, ungeared and post-tax basis. Accordingly, we have assessed a range of nominal post-tax discount rates for the purpose of calculating the net present value of the cash flows.

The discount rates were determined using the WACC formula. The WACC represents the average of the rates of return required by providers of debt and equity capital to compensate for the time value of money and the perceived risk or uncertainty of the cash flows, weighted in proportion to the market value of the debt and equity capital provided. However, we note that the selection of an appropriate discount rate is ultimately a matter of professional judgment.

Under a classical tax system, the nominal WACC is calculated as follows:

Where:

●	Re = the required rate of return on equity capital;

●	E = the market value of equity capital;

●	D = the market value of debt capital;

●	Rd = the required rate of return on debt capital; and

●	t = the statutory corporate tax rate.

Required rate of return on equity capital

We have used the CAPM, which is commonly used by practitioners, to calculate the required return on equity capital.

The CAPM assumes that an investor holds a large portfolio comprising risk-free and risky investments. The total risk of an investment comprises systematic risk and unsystematic risk. Systematic risk is the variability in an investment’s expected return that relates to general movements in capital markets (such as the share market) while unsystematic risk is the variability that relates to matters that are unsystematic to the investment being valued.

The CAPM assumes that unsystematic risk can be avoided by holding investments as part of a large and well-diversified portfolio and that the investor will only require a rate of return sufficient to compensate for the additional, non-diversifiable systematic risk that the investment brings to the portfolio. Diversification cannot eliminate the systematic risk due to economy-wide factors that are assumed to affect all securities in a similar fashion.

Accordingly, whilst investors can eliminate unsystematic risk by diversifying their portfolio, they will seek to be compensated for the non-diversifiable systematic risk by way of a risk premium on the expected return. The extent of this compensation depends on the extent to which the company’s returns are correlated with the market as a whole. The greater the systematic risk faced by investors, the larger the required return on capital will be demanded by investors.

The systematic risk is measured by the investment’s beta. The beta is a measure of the co-variance of the expected returns of the investment with the expected returns on a hypothetical portfolio comprising all investments in the market - it is a measure of the investment’s relative risk.

A risk-free investment has a beta of zero and the market portfolio has a beta of one. The greater the systematic risk of an investment the higher the beta of the investment.

The CAPM assumes that the return required by an investor in respect of an investment will be a combination of the risk-free rate of return and a premium for systematic risk, which is measured by multiplying the beta of the investment by the return earned on the market portfolio in excess of the risk-free rate.

Under the CAPM, the required nominal rate of return on equity (Re) is estimated as follows:

Re = Rf + βe(Rm –Rf )

Where:

●	Rf = risk free rate

●	βe = expected equity beta of the investment

●	(Rm – Rf) = market risk premium

Risk-free rate

In the absence of an official risk free rate, the yield on government bonds (in an appropriate jurisdiction) is commonly used as a proxy. Accordingly, we have observed the yields on the 10-year Australian Government bond.

Australia Government Debt - 10 Year as at 04 August 2023		Range		Daily average Nominal
Previous 5 trading days	3.97%	-	4.06%	4.02%
Previous 10 trading days	3.93%	-	4.07%	4.01%
Previous 20 trading days	3.87%	-	4.29%	4.03%
Previous 30 trading days	3.87%	-	4.29%	4.02%
Previous 60 trading days	3.42%	-	4.29%	3.90%
Previous 1 year trading	3.09%	-	4.29%	3.68%
Previous 2 years trading	1.05%	-	4.29%	3.00%
Previous 3 years trading	0.73%	-	4.29%	2.42%
Previous 5 years trading	0.60%	-	4.29%	2.08%
Previous 10 years trading	0.60%	-	4.44%	2.51%

Source: S&P Global, GTCF analysis

Given the historically low Government Bond yields around the world over the last 18 months due to profound market uncertainty as a result of COVID-19, we believe utilising a long-term average yield is reasonable.

We have estimated a blended risk free rate of c. 3.50% per both CBR and the Merged Group.

Market risk premium

The market risk premium represents the additional return an investor expects to receive to compensate for additional risk associated with investing in equities as opposed to assets on which a risk free rate of return is earned. However, given the inherent high volatility of realised rates of return, especially for equities, the market risk premium can only be meaningfully estimated over long periods of time. In this regard, Grant Thornton studies of the historical risk premium over periods of 20 to 80 years suggest a risk premium of 6.0% for the Australia markets.

For the purpose of the WACC assessment, Grant Thornton Corporate Finance has adopted a market risk premium of 6.0%.

Equity beta

The beta measures the expected relative risk of the equity in a company. The choice of the beta requires judgement and necessarily involves subjective assessment as it is subject to measurement issues and a high degree of variation.

An equity beta includes the effect of gearing on equity returns and reflects the riskiness of returns to equity holders. However, an asset beta excludes the impact of gearing and reflects the riskiness of returns on the asset, rather than returns to equity holders. Asset betas can be compared across asset classes independent of the impact of the financial structure adopted by the owners of the business.

Equity betas are typically calculated from historical data. These are then used as a proxy for the future which assumes that the relative risk of the past will continue into the future. Therefore, there is no right equity beta and it is important not to simply apply historical equity betas when calculating the cost of equity.

For the purpose of the report, we have had regards to the observed betas (equity betas) of comparable listed companies operating in the Automotive component, Disruptive technology, Aluminium Wheel and Car Manufacturer industries as outlined in the following tables below. We have performed regressions of the historical betas over 5-year monthly and 2-year weekly time period with local and MSCI indices.

Source: S&P Global and GTCF calculations

Note (1): Equity betas are calculated using data provided by S&P Global. The betas are based on a five-year period with monthly observations based on the local or MSCI index. Betas have been degeared based on the average gearing ratio (i.e. net debt divided by shareholders’ equity based on market values). Betas have been regeared based on a regearing ratio of 70%.

		2 years weekly betas - Local Index			5 years monthly betas - Local Index
Beta analysis Company	Market cap A$m	Equity Beta	R squared	Ungeared Beta	Equity Beta	R squared	Ungeared Beta
Carbon Revolution Limited	79	2.38	0.10	2.32	2.10	0.19	2.07
ASX Automotive Components Companies
ARB Corporation Limited	2,297	1.41	0.24	1.41	0.95	0.23	0.94
GUD Holdings Limited	1,134	1.69	0.34	1.45	0.78	0.18	0.68
PWR Holdings Limited	1,129	0.97	0.12	0.97	1.15	0.29	1.15
MaxiPARTS Limited	100	0.62	0.03	0.55	1.02	0.09	0.65
Low		0.55			0.65
Median		1.19			0.81
Average		1.10			0.86
High		1.45			1.15
International Auto Components Companies
Low		0.10			0.07
Median		1.02			1.21
Average		1.16			1.07
High		2.63			1.88
Disruptive Technology
Low		0.37			0.37
Median		1.70			1.15
Average		1.66			1.46
High		2.58			2.90
International Aluminium Wheel Companies
Low		0.29			0.41
Median		0.50			0.79
Average		0.58			0.82
High		1.05			1.30
Car Manufacturers (OEMs)
Low		0.34			0.46
Median		0.76			0.58
Average		0.77			0.80
High		1.94			2.01
Total
Total Low		0.10			0.07
Total Median		1.03			0.84
Total Average		1.09			1.04
Total High		2.63			2.90

Source: S&P Global and GTCF calculations

Note (1): Equity betas are calculated using data provided by S&P Global. The betas are based on a two-year period with weekly observations based on the local or MSCI index. Betas have been degeared based on the average gearing ratio (i.e. net debt divided by shareholders’ equity based on market values). Betas have been regeared based on a regearing ratio of 70%.

It should be noted that the above betas are drawn from the actual and observed historical relationship between risk and returns. From these actual results, the expected relationship is estimated generally on the basis of extrapolating past results. Despite the arbitrary nature of the calculations it is important to assess their commercial reasonableness. That is, to assess how closely the observed relationship is likely to deviate from the expected relationship.

Consequently, while measured equity betas of the listed comparable companies provide useful benchmarks against which the equity beta used in estimating the cost of equity for the predevelopment assets, the selection of an unsystematic equity beta requires a level of judgement.

The asset betas of the selected companies are calculated by adjusting the equity betas for the effect of gearing to obtain an estimate of the business risk of the comparable companies, a process commonly referred as de-gearing. We have then recalculated the equity beta based on an assumed ‘optimal’ capital structure deemed appropriate for the business (regearing). This is a subjective exercise, which carries a significant possibility of estimation error.

We used the following formula to undertake the de-gearing and regearing exercise:

Where:

●	βe = Equity beta

●	βa = Asset beta

●	t = corporate tax rate

For the purposes of our valuation, we have selected asset betas between 1.1 and 1.2 which we have regeared based on the capital structure before and after the transaction resulting in a geared beta between 1.87 and 2.04 for CBR on a stand-alone basis and between 1.64 and 1.79 for MergeCo. The lower beta of MergeCo takes into account the greater availability of funding via the CEF and the other potential sources as outlined in section 1.1 of the Scheme Booklet.

Specific risk premium

Specific risk premium (“SRP”) represents the additional return an investor expects to receive to compensate for country, size and project related risks not reflected in the beta of the observed comparable companies.

We have assumed a SRP range of 3% to 4% for CBR and MergeCo.

Cost of debt

For the purpose of estimating the cost of debt applicable to CBR, Grant Thornton Corporate Finance has considered interest rate on the PIUS of 8.50% before any penalty rate.

Capital Structure

Grant Thornton Corporate Finance has considered the gearing ratio which a hypothetical purchaser of the business would adopt in order to generate a balanced return given the inherent risks associated with debt financing. Factors which a hypothetical purchaser may consider include the shareholders’ return after interest payments, and the business’ ability to raise external debt.

The appropriate level of gearing that is utilised in determining WACC for a particular company should be the “target” gearing ratio, rather than the actual level of gearing, which may fluctuate over the life of a company. The target or optimal gearing level can therefore be derived based on the trade-off theory which stipulates that the target level of gearing for a project is one at which the present value of the tax benefits from the deductibility of interest are offset by present value of costs of financial distress. In practice, the target level of gearing is evaluated based on the quality and variability of cash flows. These are determined by:

●	the quality and life cycle of a company;

●	the quality and variability of earnings and cash flows;

●	working capital;

●	level of capital expenditure; and

●	the risk profile of the assets.

We have adopted a debt-to-enterprise ratio of 40% debt and 60% equity for CBR and the Merged Group.

Tax rate

Each different geographic region is subject to a different tax rate.

Discount rate summary

The discount rate range for the different entities is set out below:

Source: GTCF analysis

Appendix D – Premium for control study

Evidence from studies indicates that premium for control on successful takeovers has frequently been in the range of 20% to 40% in Australia, and that the premium vary significantly for each transaction.

Control Premium
Average	34.33%
Median	29.34%

Source: GTCF analysis.

Appendix E – Glossary

$ or A$	Australian Dollar
AASB 117	Australian Accounting Standards Board 117 – Leases (“AASB117”), the precursor to AASB 16
AASB 16	Australian Accounting Standards Board 16 – Leases
ACCC	Australian Competition and Consumer Commission
ANZ	Australia and New Zealand region
APES	Accounting Professional and Ethical Standards
APES 225	Accounting Professional and Ethical Standard 225 “Valuation Services”
ARB	ARB Corporation Limited
ASIC	Australian Securities and Investments Commission
ASX	Australian Securities Exchange
Backlog	Forecast volumes under awarded wheel programs of c.A$970 million as at 29 May 2023. 50% relate to Electric Vehicles
Brembo	Brembo S.p.A.
Business Combination	MergeCo merging with the SPAC and surviving the merger
Business Combination Agreement	Document outlining the terms of the business combination merger
CAGR	Compound annual growth rate
Capital Reduction	A reduction of share capital
Carbon Revolution Shareholders	Shareholders of Carbon Revolution
CBR	Carbon Revolution Limited
CBR Exchange Ratio	Amount of MergeCo scrip consideration shares CBR shareholders are expected to receive if the scheme is implemented
CBR Guidance	CBR provided guidance for CY23 and CY24 in an investors’ presentation released to the market on 17 March 2023 which was revised downward for CY23 on 6 June 2023
CEF	Committed Equity Facility
CGT	Capital Gain Tax
Corporations Act	Corporations Act 2001
Corporations Regulations	Section 411 of the Corporations Act 2001 regulates schemes of arrangements between companies and their members. Part 3 of Schedule 8 of the Corporations Regulations 2001 (Cth)
DCF	Discounted Cash Flow
DCF Method	Discounted Cash Flow and the estimated realisable value of any surplus assets
EBIT	Earnings before interest and tax,
EBIT Multiple Method	Enterprise Value divided by EBIT
EGM	Extraordinary General Meeting
EPS	Earnings per share
EV	Electric Vehicles
Exchange Rate	Refer to GT Exchange Rate between US$ and A$ of 0.6726 based on the 30 day average as at 26 July 2023
Extension Approval	Vote electing to extend the date to complete a business combination on a monthly basis until 8 March 2024
FIRB	Foreign Investment Review Board
FSG	Financial Service Guide
FYxx	12-month financial year ended 30 June 20xx
Garrett Motion	Garrett Motion Inc
Gearing Ratio	Net Debt over EV
GT Model	GT model that includes the reviewed Corporate Model and has been extended by three years to June 2027

GTCF, Grant Thornton, or Grant Thornton Corporate Finance	Grant Thornton Corporate Finance Pty Ltd (ACN 003 265 987)
GT Exchange Rate	Exchange rate between US$ and A$ of 0.6726 based on the 30 day average as at 26 July 2023
GUD	GUD Holdings Limited
HPW	Labour Hours Per Wheel
ICE	Internal combustion engine
IER	Independent Export Report
Internal Projections	Grant Thornton Corporate Finance has had regard to the cash flow projections up to 30 June 2032 for CBR prepared by CBR Management
ISO	The International Organisation for Standardisation
JLR	Jaguar Land Rover
MergeCo	Shelf company resulting from the inter-conditional agreement merging the two companies
MergeCo Shares	Shares in MergeCo
Merger Sub	A wholly owned subsidiary of MergeCo that will merge with the SPAC
New Debt Program	New US$60 Million Debt Program arranged by PIUS Limited LLC and maturing on 1 May 2027
NPAT	Net Profit After Tax
NTM	Next twelve months
OEMS	Original Equipment Manufacturers
Options	CBR options on issue
PIUS	PIUS Limited LLC
PIUS Restricted Cash	US $15.5 million deposited in certain reserve accounts
PRs	Performance rights on issue
PWR	PWR Holdings Limited
Quoted Security Price Method	Quoted price for listed securities, when there is a liquid and active market
RBA	Reserve Bank of Australia
Retention Plan	MergeCo Incentive Equity Plan
RG	Regulatory Guide
RG111	ASIC Regulatory Guide 111 “Contents of expert reports”
RG112	ASIC Regulatory Guide 112 “Independence of experts”
RG60	ASIC Regulatory Guide 60 “Scheme of arrangement”
SEC	US Securities and Exchange Commission
SEF	Structured equity facility
SEF Warrants	In conjunction with the SEF, the investors will be issued warrants with nominal/nil exercise which will convert to between 15% and 20% of the issued capital
Scheme Booklet	The Scheme Booklet, including each attachment
Scheme, Scheme Consideration	Scheme of Arrangement whereby MergeCo will merge with Carbon Revolution to form the Merged Group
SID	Scheme Implementation Deed
SPAC	Special Purpose Acquisition Corporation
SPAC Shareholders	Shareholders of the SPAC
SPAC Trust Account	Balance of the SPAC Trust Account on the last practicable date
SRP	Specific Risk Premium
Transaction	Listing of MergeCo on the NYSE American which implies completion of the Scheme and the Business Combination
US$	United States Dollar

VWAP	Volume Weighted Average Price
WACC	Weighted Average Cost of Capital
Yorkville	Yorkville Advisors Global, LP

Annexure 2

Scheme of Arrangement

Scheme of Arrangement - Share Scheme
Carbon Revolution Limited Scheme Shareholders

80 Collins Street Melbourne Vic 3000 Australia	T +61 3 9288 1234 F +61 3 9288 1567
GPO Box 128 Melbourne Vic 3001 Australia	herbertsmithfreehills.com

Scheme of arrangement – share scheme

This scheme of arrangement is made under section 411 of the Corporations Act 2001 (Cth)

Between the parties

Carbon Revolution Limited ACN 128 274 653 of 75 Pigdons Road, Waurn Ponds VIC 3126 Australia (Carbon Revolution)
The Scheme Shareholders

1	Definitions, interpretation and scheme components

1.1	Definitions

Schedule 1 contains definitions used in this Scheme.

1.2	Interpretation

Schedule 1 contains interpretation rules for this Scheme.

1.3	Scheme components

This Scheme includes any schedule to it.

2	Preliminary matters

(a)	Carbon Revolution is a listed public company limited by shares, registered in Victoria, Australia, and has been admitted to the official list of the ASX. Carbon Revolution Shares are quoted for trading on the ASX.

(b)	MergeCo is an unlisted public company limited by shares registered in Ireland.

(c)	Merger Sub, a Cayman Islands exempted company, is a wholly owned subsidiary of MergeCo.

(d)	SPAC, a Cayman Islands exempted company, is a special purpose acquisition company listed on the New York Stock Exchange.

3     Conditions

(e)	If this Scheme becomes Effective:

(1)	on or before the Implementation Date (and in any case, prior to implementation of the Scheme), the Merger of the SPAC and Merger Sub will occur in accordance with the BCA and the combined SPAC/Merger Sub will remain a wholly owned subsidiary of MergeCo;

(2)	on or prior to the Implementation Date, MergeCo will procure that the Registrar of Companies of the Cayman Islands issues a certificate of merger, with the certificate of merger to take effect when the Registrar of Companies of the Cayman Islands issues the certificate, resulting in the Merger completing;

(3)	on the Implementation Date and subject to the completion of the steps set out in clauses 2(e)(1) and 2(e)(2),

(A)	all the Scheme Shares, and all the rights and entitlements attaching to them as at the Implementation Date will be cancelled by way of capital reduction under section 256B of the Corporations Act; and

(B)	MergeCo will issue the Scheme Consideration to Cede & Co., with book-entry interests in the Scheme Consideration to be held beneficially by the Scheme Shareholders, in accordance with the terms of this Scheme and the Deed Poll; and

(4)	subject to completion of the steps set out in clauses 2(e)(1), 2(e)(2) and 2(e)(3), and in consideration for the issuance of the Scheme Consideration, Carbon Revolution will immediately issue one Carbon Revolution Share to MergeCo.

(f)	Carbon Revolution, MergeCo and the SPAC have agreed, by executing the Implementation Deed, to implement this Scheme and the Merger.

(g)	This Scheme attributes actions to MergeCo but does not itself impose an obligation on it to perform those actions. MergeCo has agreed, by executing the Deed Poll, to perform the actions attributed to it under this Scheme, including the provision of the Scheme Consideration to the Scheme Shareholders.

3	Conditions

3.1	Conditions precedent

This Scheme is conditional on and will have no force or effect until, the satisfaction of each of the following conditions precedent:

(a)	all the conditions in clause 3.1 of the Implementation Deed (other than the condition in the Implementation Deed relating to Court approval of this Scheme) having been satisfied or waived in accordance with the terms of the Implementation Deed by 8.00am on the Second Court Date;

(b)	neither the Implementation Deed nor the Deed Poll having been terminated in accordance with their terms before 8.00am on the Second Court Date;

(c)	approval of this Scheme by the Court under paragraph 411(4)(b) of the Corporations Act, including with any alterations made or required by the Court under subsection 411(6) of the Corporations Act and agreed to by MergeCo, SPAC and Carbon Revolution;

4    Implementation of this Scheme

(d)	such other conditions made or required by the Court under subsection 411(6) of the Corporations Act in relation to this Scheme and agreed to by MergeCo, SPAC and Carbon Revolution having been satisfied or waived; and

(e)	the orders of the Court made under paragraph 411(4)(b) (and, if applicable, subsection 411(6)) of the Corporations Act approving this Scheme coming into effect, pursuant to subsection 411(10) of the Corporations Act on or before the End Date (or any later date Carbon Revolution, the SPAC and MergeCo agree in writing).

3.2	Certificate

(a)	Carbon Revolution will provide to the Court on the Second Court Date a certificate (signed by Carbon Revolution, MergeCo and the SPAC), or such other evidence as the Court requests, confirming (in respect of matters within the knowledge of Carbon Revolution, MergeCo and the SPAC) whether or not all of the conditions precedent in clauses 3.1(a) and 3.1(b) have been satisfied or waived.

(b)	The certificate referred to in clause 3.2(a) constitutes conclusive evidence that such conditions precedent were satisfied, waived or taken to be waived.

3.3	Condition subsequent

The Scheme is conditional on, and Implementation will not occur until immediately after:

(a)	the Merger; and

(b)	MergeCo issues shares to the SPAC Shareholders,

in accordance with the terms and conditions of the BCA.

3.4	End Date

This Scheme will lapse and be of no further force or effect if:

(a)	the Effective Date does not occur on or before the End Date; or

(b)	the Implementation Deed or the Deed Poll is terminated in accordance with its terms,

unless Carbon Revolution, the SPAC and MergeCo otherwise agree in writing.

4	Implementation of this Scheme

4.1	Lodgement of Court orders with ASIC

If the conditions precedent set out in clause 3.1 of this Scheme (other than the condition precedent in clause 3.1(e)) are satisfied, Carbon Revolution must lodge with ASIC, in accordance with subsection 411(10) of the Corporations Act, an office copy of the Court order approving this Scheme as soon as possible on the first Business Day after the Court approves this Scheme and in any event by 5.00pm on that day.

5     Scheme Consideration

4.2	Merger

By the Business Day before the Implementation Date, MergeCo must procure that the certificate of merger is issued by the Registrar of Companies of the Cayman Islands, on the basis that the Merger will take effect when the Registrar of Companies of the Cayman Islands issues the certificate.

4.3	Implementation of the Capital Reduction and the Scheme

On the Implementation Date:

(a)	subject to MergeCo confirming in writing that the certificate of merger has been issued by the Registrar of Companies of the Cayman Islands in accordance with clause 4.2, and the provision of the Scheme Consideration in the manner contemplated by clause 5.1(a),

(1)	all of the Scheme Shares will be cancelled in accordance with the Capital Reduction Resolution without any further act by any Scheme Shareholder (other than acts performed as attorney and agent for Scheme Shareholder under clause 8.4(b) or otherwise); and

(2)	subject to the cancellation of the Scheme Shares in accordance with clause 4.3(a)(1) and to the issue of the Scheme Consideration pursuant to clause 5.1(a), Carbon Revolution must immediately issue one Carbon Revolution Share to MergeCo, and Carbon Revolution must immediately update, or procure that the Carbon Revolution Register is updated, accordingly including by entering, or procuring the entry of, the name of MergeCo in the Carbon Revolution Register in respect of the Carbon Revolution Share issued to MergeCo in accordance with this Scheme.

5	Scheme Consideration

5.1	Provision of Scheme Consideration

MergeCo must, subject to clauses 5.2, 5.3, 5.4 and 5.6:

(a)	on or before the Implementation Date, issue the Scheme Consideration to Cede & Co. for the benefit of Scheme Shareholders and procure that the name and address of Cede & Co is entered in the MergeCo Register in respect of those New MergeCo Shares; and

(b)	within 5 Business Days, procure that book-entry interests in respect of the New MergeCo Shares issued as Scheme Consideration are created in the name of:

(1)	for each Scheme Shareholder who has made a valid DTC Election (as determined by MergeCo in its absolute discretion) and whose nominated DTC Participant has provided a valid DWAC Instruction to the MergeCo Registry within 4 Business Days following the Implementation Date, the relevant DTC Participant; or

(2)	in the case of all other Scheme Shareholders, the Exchange Agent, for the relevant New MergerCo Shares to be held in the Exchange Agent Account on behalf of the relevant Scheme Shareholders.

5     Scheme Consideration

5.2	Joint holders

In the case of Scheme Shares held in joint names:

(a)	the New MergeCo Shares to be issued under this Scheme must be issued to Cede & Co. for the benefit of the joint holders;

(b)	any cheque required to be sent under this Scheme will be made payable to the joint holders and sent to either, at the sole discretion of Carbon Revolution, the holder whose name appears first in the Carbon Revolution Share Register as at the Scheme Record Date or to the joint holders; and

(c)	any other document required to be sent under this Scheme, will be forwarded to either, at the sole discretion of Carbon Revolution, the holder whose name appears first in the Carbon Revolution Share Register as at the Scheme Record Date or to the joint holders.

5.3	Ineligible Foreign Shareholders

(a)	MergeCo will be under no obligation to issue any New MergeCo Shares under this Scheme to any Ineligible Foreign Shareholder (or to Cede & Co. on behalf of any Ineligible Foreign Shareholder) and instead:

(1)	subject to clauses 5.4 and 5.6, MergeCo must, on or before the Implementation Date, issue the New MergeCo Shares which would otherwise be required to be issued to the Ineligible Foreign Shareholders under this Scheme to Cede & Co. (upon which book-entry interests in respect of such New MergeCo Shares are created) for the benefit of the Sale Agent (subject to the terms of this clause 5.3);

(2)	MergeCo must procure that as soon as reasonably practicable, and in any event not more than 15 Business Days after the Implementation Date, the Sale Agent, in consultation with MergeCo sells or procures the sale of all the New MergeCo Shares issued to or for the benefit of the Sale Agent and remits the proceeds of the sale (after deduction of any applicable brokerage, stamp duty, currency conversion costs and other costs, taxes and charges) (Proceeds) into the Trust Account for payment by MergeCo to the Ineligible Foreign Shareholders in accordance with clauses 5.3(a)(3), 5.3(b) to 5.3(g) and 5.6 of this Scheme;

(3)	promptly following payment into the Trust Account of the Proceeds in respect of the sale of all of the New MergeCo Shares referred to in clause 5.3(a)(1), MergeCo must pay, or procure the payment from the Trust Account, to each Ineligible Foreign Shareholder, of the amount ‘A’ calculated in accordance with the following formula and rounded down to the nearest cent:

A = (B ÷ C) x D

where

B = the number of New MergeCo Shares that would otherwise have been issued to that Ineligible Foreign Shareholder had it not been an Ineligible Foreign Shareholder and which were issued to or for the benefit of the Sale Agent;

C = the total number of New MergeCo Shares which would otherwise have been issued to or for the benefit of all Ineligible Foreign Shareholders and which were issued to the Sale Agent; and

D = the Proceeds (as defined in clause 5.3(a)(2)).

5     Scheme Consideration

(b)	The Ineligible Foreign Shareholders acknowledge that none of MergeCo, the SPAC, Carbon Revolution or the Sale Agent gives any assurance as to the price that will be achieved for the sale of New MergeCo Shares described in clause 5.3(a).

(c)	MergeCo must make, or procure the making of, payments to Ineligible Foreign Shareholders under clause 5.3(a) by either (in the absolute discretion of MergeCo, and despite any authority referred to in clause 5.3(c)(1) made or given by the Scheme Shareholder):

(1)	paying or procuring the payment of, the relevant amount in US currency by electronic means to a bank account with any Australian ADI (as defined in the Corporations Act) nominated by the Ineligible Foreign Shareholder by an appropriate authority from the Ineligible Foreign Shareholder to Carbon Revolution; or

(2)	dispatching, or procuring the dispatch of, a cheque for the relevant amount in US currency drawn out of the Trust Account to the Ineligible Foreign Shareholder by prepaid post to their Registered Address (as at the Scheme Record Date), such cheque being drawn in the name of the Ineligible Foreign Shareholder (or in the case of joint holders, in accordance with the procedures set out in clause 5.2).

(d)	If MergeCo receives professional advice that any withholding or other tax is required by law or by a Government Agency to be withheld from a payment to an Ineligible Foreign Shareholder, MergeCo is entitled to withhold the relevant amount before making the payment to the Ineligible Foreign Shareholder (and payment of the reduced amount shall be taken to be full payment of the relevant amount for the purposes of this Scheme, including clause 5.3(a)(3)). MergeCo must pay any amount so withheld to the relevant taxation authorities within the time permitted by law, and, if requested in writing by the relevant Ineligible Foreign Shareholder, provide a receipt or other appropriate evidence of such payment (or procure the provision of such receipt or other evidence) to the relevant Ineligible Foreign Shareholder.

(e)	Each Ineligible Foreign Shareholder appoints MergeCo as its agent to receive on its behalf any financial services guide (or similar or equivalent document) or other notices (including any updates of those documents) that the Sale Agent is required to provide to Ineligible Foreign Shareholders under the Corporations Act or any other applicable law.

(f)	Payment of the amount calculated in accordance with clause 5.3(a) to an Ineligible Foreign Shareholder in accordance with this clause 5.3 satisfies in full the Ineligible Foreign Shareholder’s right to Scheme Consideration.

(g)	Where the issue of some, but not all, of the New MergeCo Shares to which a Scheme Shareholder would be entitled under this Scheme would result in a breach of law:

(1)	MergeCo will issue the maximum possible number of New MergeCo Shares to Cede & Co. (upon which book-entry interests in respect of such New MergeCo Shares are created) or for the benefit of the Scheme Shareholder without giving rise to such a breach; and

(2)	any further New MergeCo Shares to which that Scheme Shareholder is entitled, but the issue of which to the Scheme Shareholder would give rise to such a breach, will instead be issued to or for the benefit of the Sale Agent and dealt with under the preceding provisions in this clause 5.3, as if a reference to Ineligible Foreign Shareholders also included that Scheme Shareholder and references to that person’s New MergeCo Shares in that clause were limited to the New MergeCo Shares issued to the Sale Agent under this clause.

5     Scheme Consideration

5.4	Fractional entitlements and splitting

Where the calculation of the Scheme Consideration to be issued to a particular Scheme Shareholder would result in the Scheme Shareholder becoming entitled to a fraction of a New MergeCo Share or, for Ineligible Foreign Shareholders, a fraction of a cent, the fractional entitlement will be rounded down to the nearest whole cent or number of New MergeCo Shares, as applicable.

5.5	Unclaimed monies

(a)	Carbon Revolution may cancel a cheque issued under this clause 5 if the cheque:

(1)	is returned to Carbon Revolution; or

(2)	has not been presented for payment within six months after the date on which the cheque was sent.

(b)	During the period of 12 months commencing on the Implementation Date, on request in writing from an Ineligible Foreign Shareholder to Carbon Revolution (or the Carbon Revolution Registry) (which request may not be made until the date which is 10 Business Days after the Implementation Date), Carbon Revolution must reissue a cheque that was previously cancelled under this clause 5.5.

(c)	The Unclaimed Money Act 2008 (Vic) will apply in relation to any Scheme Consideration which becomes ‘unclaimed money’ (as defined in section 3 of the Unclaimed Money Act 2008 (Vic)).

5.6	Orders of a court or Government Agency

If written notice is given to Carbon Revolution (or the Carbon Revolution Registry) or MergeCo (or the MergeCo Registry) of an order or direction made by a court of competent jurisdiction or by another Government Agency that:

(a)	requires consideration to be provided to a third party (either through payment of a sum or the issuance of a security) in respect of Scheme Shares held by a particular Scheme Shareholder, which would otherwise be payable or required to be issued to that Scheme Shareholder in accordance with this clause 5 (including payment of proceeds otherwise payable to an Ineligible Foreign Shareholder), then MergeCo or Carbon Revolution shall be entitled to procure that provision of that consideration is made in accordance with that order or direction; or

(b)	prevents MergeCo or Carbon Revolution from providing consideration to any particular Scheme Shareholder in accordance with this clause 5 (including payment of proceeds otherwise payable to an Ineligible Foreign Shareholder), or the payment or issuance of such consideration is otherwise prohibited by applicable law, Carbon Revolution shall be entitled to (as applicable):

(1)	retain an amount, in Australian dollars, equal to the number of Scheme Shares held by that Scheme Shareholder multiplied by the Scheme Consideration; or

6     Dealings in Carbon Revolution Shares

(2)	direct MergeCo not to issue, or to issue to a trustee or nominee, such number of New MergeCo Shares as that Scheme Shareholder would otherwise be entitled to under clause 5.1,

until such time as provision of the Scheme Consideration in accordance with this clause 5 is permitted by that (or another) order or direction or otherwise by law.

5.7	Status of New MergeCo Shares

Subject to this Scheme becoming Effective, MergeCo must:

(a)	issue the New MergeCo Shares required to be issued by it under this Scheme on terms such that each such New MergeCo Share will rank equally in all respects with each existing MergeCo Share;

(b)	ensure that each such New MergeCo Share is duly and validly issued in accordance with all applicable laws and MergeCo’s constitution, fully paid and free from any mortgage, charge, lien, encumbrance or other security interest (except for any lien arising under MergeCo’s constitution); and

(c)	use all reasonable endeavours to ensure that such New MergeCo Shares are, on and from the Implementation Date (or such later date as NYSE American requires), quoted for trading on NYSE American.

6	Dealings in Carbon Revolution Shares

6.1	Determination of Scheme Shareholders

To establish the identity of the Scheme Shareholders, dealings in Carbon Revolution Shares or other alterations to the Carbon Revolution Share Register will only be recognised if:

(a)	in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Carbon Revolution Share Register as the holder of the relevant Carbon Revolution Shares before the Scheme Record Date; and

(b)	in all other cases, registrable transfer or transmission applications in respect of those dealings, or valid requests in respect of other alterations, are received 2 hours before the Scheme Record Date at the place where the Carbon Revolution Share Register is kept, and Carbon Revolution must not accept for registration, nor recognise for any purpose, any transfer or transmission application or other request received after such times, or received prior to such times but not in registrable or actionable form, as appropriate.

6.2	Register

(a)	Carbon Revolution must register registrable transmission applications or transfers of the Scheme Shares that are received in accordance with clause 6.1(b) before the Scheme Record Date provided that, for the avoidance of doubt, nothing in this clause 6.2(a) requires Carbon Revolution to register a transfer that would result in a Carbon Revolution Shareholder holding a parcel of Carbon Revolution Shares that is less than a ‘marketable parcel’ (for the purposes of this clause 6.2(a) ‘marketable parcel’ has the meaning given in the Operating Rules).

7     Quotation of Carbon Revolution Shares

(b)	If this Scheme becomes Effective, a holder of Scheme Shares (and any person claiming through that holder) must not dispose of, or purport or agree to dispose of, any Scheme Shares or any interest in them on or after the Scheme Record Date otherwise than pursuant to this Scheme, and any attempt to do so will have no effect and Carbon Revolution shall be entitled to disregard any such disposal.

(c)	For the purpose of determining entitlements to the Scheme Consideration, Carbon Revolution must maintain the Carbon Revolution Share Register in accordance with the provisions of this clause 6.2 until the Scheme Consideration has been paid to the Scheme Shareholders. The Carbon Revolution Share Register in this form will solely determine entitlements to the Scheme Consideration.

(d)	All statements of holding for Carbon Revolution Shares (other than statements of holding in favour of MergeCo) will cease to have effect after the Scheme Record Date as documents of title in respect of those shares and, as from that date, each entry current at that date on the Carbon Revolution Share Register (other than entries on the Carbon Revolution Share Register in respect of MergeCo) will cease to have effect except as evidence of entitlement to the Scheme Consideration in respect of the Carbon Revolution Shares relating to that entry.

(e)	As soon as possible on or after the Scheme Record Date, and in any event by 5.00pm on the first Business Day after the Scheme Record Date, Carbon Revolution will ensure that details of the names, Registered Addresses and holdings of Carbon Revolution Shares for each Scheme Shareholder as shown in the Carbon Revolution Share Register are available to MergeCo in the form MergeCo reasonably requires.

7	Quotation of Carbon Revolution Shares

(a)	Carbon Revolution must apply to ASX to suspend trading on the ASX in Carbon Revolution Shares with effect from the close of trading on the Effective Date.

(b)	On a date after the Implementation Date to be determined by MergeCo and the SPAC, Carbon Revolution must apply:

(1)	for termination of the official quotation of Carbon Revolution Shares on the ASX; and

(2)	to have itself removed from the official list of the ASX.

8	General Scheme provisions

8.1	Consent to amendments to this Scheme

If the Court proposes to approve this Scheme subject to any alterations or conditions:

(a)	Carbon Revolution may by its counsel consent on behalf of all persons concerned to those alterations or conditions to which MergeCo and the SPAC have each consented; and

(b)	each Scheme Shareholder agrees to any such alterations or conditions which Carbon Revolution has consented to.

8     General Scheme provisions

8.2	Scheme Shareholders’ agreements and warranties

(a)	Each Scheme Shareholder:

(1)	agrees to the cancellation of their Carbon Revolution Shares together with all rights and entitlements attaching to those Carbon Revolution Shares in accordance with this Scheme and the Capital Reduction;

(2)	agrees to the variation, cancellation or modification of the rights attached to their Carbon Revolution Shares constituted by or resulting from this Scheme and the Capital Reduction;

(3)	agrees to, on the direction of MergeCo, destroy any holding statements or share certificates relating to their Carbon Revolution Shares;

(4)	agrees to become a member of MergeCo and to be bound by the terms of the constitution of MergeCo;

(5)	who holds their Carbon Revolution Shares in a CHESS Holding agrees to the conversion of those Carbon Revolution Shares to an Issuer Sponsored Holding and irrevocably authorises Carbon Revolution to do anything necessary or expedient (whether required by the Settlement Rules or otherwise) to effect or facilitate such conversion; and

(6)	acknowledges and agrees that this Scheme binds Carbon Revolution and all Scheme Shareholders (including those who do not attend the Scheme Meeting and those who do not vote, or vote against this Scheme, at the Scheme Meeting).

8.3	Appointment of sole proxy

Immediately upon the provision of the Scheme Consideration to each Scheme Shareholder in the manner contemplated by clause 5.1(a), and until all of the Scheme Shares have been cancelled and Carbon Revolution has issued a Carbon Revolution Share to MergeCo, each Scheme Shareholder:

(a)	is deemed to have appointed MergeCo as attorney and agent (and directed MergeCo in each such capacity) to appoint any director, officer, secretary or agent nominated by MergeCo as its sole proxy and, where applicable or appropriate, corporate representative to attend shareholders’ meetings, exercise the votes attaching to the Scheme Shares registered in their name and sign any shareholders’ resolution or document;

(b)	must not attend or vote at any of those meetings or sign any resolutions, whether in person, by proxy or by corporate representative (other than pursuant to clause 8.3(a));

(c)	must take all other actions in the capacity of a registered holder of Scheme Shares as MergeCo reasonably directs; and

(d)	acknowledges and agrees that in exercising the powers referred to in clause 8.3(a), MergeCo and any director, officer, secretary or agent nominated by MergeCo under clause 8.3(a) may act in the best interests of MergeCo.

9     General

8.4	Authority given to Carbon Revolution

Each Scheme Shareholder, without the need for any further act:

(a)	on the Effective Date, irrevocably appoints Carbon Revolution and each of its directors, officers and secretaries (jointly and each of them severally) as its attorney and agent for the purpose of enforcing the Deed Poll against MergeCo, and Carbon Revolution undertakes in favour of each Scheme Shareholder that it will enforce the Deed Poll against MergeCo on behalf of and as agent and attorney for each Scheme Shareholder; and

(b)	on the Implementation Date, irrevocably appoints Carbon Revolution and each of its directors, officers and secretaries (jointly and each of them severally) as its attorney and agent for the purpose of executing any document or doing or taking any other act necessary, desirable or expedient to give effect to this Scheme and the transactions contemplated by it, including (without limitation) the Capital Reduction, and Carbon Revolution accepts each such appointment. Carbon Revolution as attorney and agent of each Scheme Shareholder, may sub-delegate its functions, authorities or powers under this clause 8.4 to all or any of its directors, officers, secretaries or employees (jointly, severally or jointly and severally).

8.5	Instructions and elections

If not prohibited by law (and including where permitted or facilitated by relief granted by a Government Agency), all instructions, notifications or elections by a Scheme Shareholder to Carbon Revolution that are binding or deemed binding between the Scheme Shareholder and Carbon Revolution relating to Carbon Revolution or Carbon Revolution Shares, including instructions, notifications or elections relating to:

(a)	whether dividends are to be paid by cheque or into a specific bank account;

(b)	payments of dividends on Carbon Revolution Shares; and

(c)	notices or other communications from Carbon Revolution (including by email),

will be deemed from the Implementation Date (except to the extent determined otherwise by MergeCo in its sole discretion), by reason of this Scheme, to be made by the Scheme Shareholder to MergeCo and to be a binding instruction, notification or election to, and accepted by, MergeCo in respect of the New MergeCo Shares issued to that Scheme Shareholder until that instruction, notification or election is revoked or amended in writing addressed to MergeCo at its registry.

8.6	Binding effect of Scheme

This Scheme binds Carbon Revolution and all of the Scheme Shareholders (including those who did not attend the Scheme Meeting to vote on this Scheme, did not vote at the Scheme Meeting, or voted against this Scheme at the Scheme Meeting) and, to the extent of any inconsistency, overrides the constitution of Carbon Revolution.

9	General

9.1	Stamp duty

MergeCo will:

(a)	pay all stamp duty and any related fines and penalties in respect of this Scheme and the Deed Poll, the performance of the Deed Poll and each transaction effected by or made under or in connection with this Scheme and the Deed Poll; and

9     General

(b)	indemnify each Scheme Shareholder against any liability arising from failure to comply with clause 9.1(a).

9.2	Consent

Each of the Scheme Shareholders consents to Carbon Revolution doing all things necessary or incidental to, or to give effect to, the implementation of this Scheme, whether on behalf of the Scheme Shareholders, Carbon Revolution or otherwise.

9.3	Notices

(a)	If a notice, transfer, transmission application, direction or other communication referred to in this Scheme is sent by post to Carbon Revolution, it will not be taken to be received in the ordinary course of post or on a date and time other than the date and time (if any) on which it is actually received at Carbon Revolution’s registered office or at the office of the Carbon Revolution Registry.

(b)	The accidental omission to give notice of the Scheme Meeting or the non-receipt of such notice by a Carbon Revolution Shareholder will not, unless so ordered by the Court, invalidate the Scheme Meeting or the proceedings of the Scheme Meeting.

9.4	Governing law

(a)	This Scheme is governed by the laws in force in Victoria, Australia.

(b)	The parties irrevocably submit to the non-exclusive jurisdiction of courts exercising jurisdiction in Victoria, Australia and courts of appeal from them in respect of any proceedings arising out of or in connection with this Scheme. The parties irrevocably waive any objection to the venue of any legal process in these courts on the basis that the process has been brought in an inconvenient forum.

9.5	Further action

Carbon Revolution must do all things and execute all documents necessary to give full effect to this Scheme and the transactions contemplated by it.

9.6	No liability when acting in good faith

Each Scheme Shareholder agrees that none of Carbon Revolution, MergeCo, SPAC nor any director, officer, secretary or employee of any of those companies shall be liable for anything done or omitted to be done in the performance of this Scheme or the Deed Poll in good faith.

Schedule 1

Definitions and interpretation

1	Definitions

The meanings of the terms used in this Scheme are set out below.

Term	Meaning
ASIC	the Australian Securities and Investments Commission.
ASX	ASX Limited ABN 98 008 624 691 and, where the context requires, the financial market that it operates.
BCA	has the meaning given in the Implementation Deed.
Business Day

a business day that is not a Saturday, Sunday or a public holiday or bank holiday in Victoria, Australia; the Grand Cayman Islands; Delaware, United States of America; or Dublin, Ireland (as the context requires).

Capital Reduction Resolution	has the meaning given in the Implementation Deed.
Carbon Revolution Registry	Link Market Services Limited ABN 54 083 214 537.
Carbon Revolution Share	a fully paid ordinary share in the capital of Carbon Revolution.
Carbon Revolution Shareholder	each person who is registered as the holder of a Carbon Revolution Share in the Carbon Revolution Share Register.
Carbon Revolution Share Register	the register of members of Carbon Revolution maintained in accordance with the Corporations Act.

Schedule 1     Definitions and interpretation

Term	Meaning
Cede & Co.	means Cede & Co., a New York general partnership organised and maintained by DTC, as nominee for DTC.
CHESS	the Clearing House Electronic Subregister System operated by ASX Settlement Pty Ltd and ASX Clear Pty Limited.
CHESS Holding	has the meaning given in the Settlement Rules.
Corporations Act	the Corporations Act 2001 (Cth), as modified or varied by ASIC.
Court	the Federal Court of Australia, Victoria Registry, or such other court of competent jurisdiction under the Corporations Act agreed to in writing by the SPAC and Carbon Revolution.
Deed Poll	the deed poll substantially in the form of Attachment 1 under which MergeCo covenants in favour of the Scheme Shareholders to perform the obligations attributed to MergeCo under this Scheme.
Depository Trust Company or DTC	The Depository Trust & Clearing Corporation of 55 Water Street, New York, BY 10041-0099, a limited purpose trust company formed under the Laws of New York State.
DTC Election	an election to hold MergeCo Shares through a nominated DTC Participant.
DTC Election Form	the form included in or accompanying the Scheme Booklet, pursuant to which a Scheme Shareholder may make a DTC Election.
DTC Participant	A broker or other financial institution who participates in the DTC Settlement System.
DTC Settlement System	the clearing and settlement system operated by DTC which facilitates the settlement of shares traded in companies listed on U.S. securities exchanges, including NYSE American.
DWAC Instruction	a Deposit or Withdrawal at Custodian instruction provided to DTC by a Scheme Shareholder’s nominated DTC Participant.

Schedule 1     Definitions and interpretation

Term	Meaning
Effective

when used in relation to this Scheme, the coming into effect, under subsection 411(10) of the Corporations Act, of the Court order made under paragraph 411(4)(b) of the Corporations Act in relation to this Scheme.

Effective Date	the date on which this Scheme becomes Effective.
End Date	has the meaning given in the Implementation Deed.
Exchange Agent	Computershare Inc., in its capacity as exchange agent, of 150 Royall Street, Suite 101, Canton, Massachusetts 02021
Exchange Agent Account	an account maintained by the Exchange Agent within the DTC Settlement System, through which MergeCo Shares are to be held by those Scheme Shareholders to whom clause 5.1(b)(2) applies.
Government Agency

any foreign or Australian government or governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity (including any stock or other securities exchange), or any minister of the Crown in right of the Commonwealth of Australia or any state, or any other federal, state, provincial, local or other government, whether foreign or Australian.

Implementation Date	has the meaning given in the Scheme Booklet, or such other date after the Scheme Record Date as agreed in writing by Carbon Revolution, MergeCo and the SPAC pursuant to the Implementation Deed.
Implementation Deed	the scheme implementation deed dated 30 November 2022 between Carbon Revolution, MergeCo and the SPAC relating to the implementation of this Scheme.
Ineligible Foreign Shareholder

a Scheme Shareholder whose address shown in the Carbon Revolution Share Register on the Scheme Record Date is a place outside Australia and its external territories, New Zealand or United States unless MergeCo determines that it is not unduly onerous or impracticable to issue that Scheme Shareholder with New MergeCo Shares when this Scheme becomes Effective.

Issuer Sponsored Holding	has the meaning given in the Settlement Rules.

Schedule 1     Definitions and interpretation

Term	Meaning
MergeCo	Carbon Revolution plc (Irish company number: 607450), a public company incorporated in Ireland.
MergeCo Register	the register of shareholders maintained by the MergeCo Registry.
MergeCo Registry	Computershare Trust Company, N.A., in its capacity as transfer agent, of 150 Royall Street, Suite 101, Canton, Massachusetts 02021
MergeCo Share	a fully paid ordinary share in the capital of MergeCo.
Merger	has the meaning given in the Implementation Deed.
Merger Sub	Poppettell Merger Sub (Registration Number 395848), a Cayman Islands exempted company and wholly owned subsidiary of MergeCo.
New MergeCo Share	a fully paid ordinary share in the capital of MergeCo to be issued to Scheme Shareholders under this Scheme.
NYSE American	NYSE American, LLC.
Operating Rules	the official operating rules of ASX.
Registered Address	in relation to a Carbon Revolution Shareholder, the address shown in the Carbon Revolution Share Register as at the Scheme Record Date.
Sale Agent	any third party financial institution appointed by MergeCo (in its sole discretion) to sell the New MergeCo Shares that may be issued under clause 5.3(a)(1) of this Scheme.
Scheme

this scheme of arrangement under Part 5.1 of the Corporations Act between Carbon Revolution and the Scheme Shareholders subject to any alterations or conditions made or required by the Court under subsection 411(6) of the Corporations Act and agreed to in writing by Carbon Revolution, the SPAC and MergeCo.

Scheme Booklet	the document titled ’scheme booklet’ provided to Carbon Revolution Shareholders in connection with the Scheme, including any replacements or supplementary booklets or information.

Schedule 1     Definitions and interpretation

Term	Meaning
Scheme Consideration

the consideration to be provided by MergeCo to each Scheme Shareholder for the cancellation of each Scheme Share, determined in accordance with the following formula:

NMS = N / A

NMS is the number of MergeCo Shares per Scheme Share;

A is the total number of Carbon Revolution Shares on issue as at the Scheme Record Date (or which would be on issue if all securities of Carbon Revolution convertible into Carbon Revolution Shares had converted on that date); and

N is 18,672,889.

Scheme Meeting

the meeting of the Carbon Revolution Shareholders (other than Excluded Shareholders) ordered by the Court to be convened under subsection 411(1) of the Corporations Act to consider and vote on this Scheme and includes any meeting convened following any adjournment or postponement of that meeting.

Scheme Record Date	7.00pm on the second Business Day after the Effective Date or such other date as agreed in writing by Carbon Revolution, MergeCo and the SPAC pursuant to the terms of the Implementation Deed.
Scheme Shares	all Carbon Revolution Shares held by the Scheme Shareholders as at the Scheme Record Date.
Scheme Shareholder	a holder of Carbon Revolution Shares recorded in the Carbon Revolution Share Register as at the Scheme Record Date.
Second Court Date

the first day on which an application made to the Court for an order under paragraph 411(4)(b) of the Corporations Act approving this Scheme is heard or, if the application is adjourned or subject to appeal for any reason, the day on which the adjourned application or appeal is heard.

Settlement Rules	the ASX Settlement Operating Rules, being the official operating rules of the settlement facility provided by ASX Settlement Pty Ltd.
SPAC	Twin Ridge Capital Acquisition Corp, a Cayman Islands Corporation.
Subsidiary	has the meaning given in Division 6 of Part 1.2 of the Corporations Act.

Schedule 1     Definitions and interpretation

Term	Meaning
Trust Account	a US dollar denominated trust account operated by MergeCo as trustee for the benefit of Ineligible Foreign Shareholders.

2	Interpretation

In this Scheme:

(a)	headings and bold type are for convenience only and do not affect the interpretation of this Scheme;

(b)	the singular includes the plural and the plural includes the singular;

(c)	words of any gender include all genders;

(d)	other parts of speech and grammatical forms of a word or phrase defined in this Scheme have a corresponding meaning;

(e)	a reference to a person includes any company, partnership, joint venture, association, corporation or other body corporate and any Government Agency as well as an individual;

(f)	a reference to a clause, party, schedule, attachment or exhibit is a reference to a clause of, and a party, schedule, attachment or exhibit to, this Scheme;

(g)	a reference to any legislation includes all delegated legislation made under it and amendments, consolidations, replacements or reenactments of any of them (whether passed by the same or another Government Agency with legal power to do so);

(h)	a reference to a document (including this Scheme) includes all amendments or supplements to, or replacements or novations of, that document;

(i)	a reference to ’$’, ‘A$’ or ‘dollar’ is to Australian currency;

(j)	a reference to any time is, unless otherwise indicated, a reference to that time in Melbourne, Australia;

(k)	a term defined in or for the purposes of the Corporations Act, and which is not defined in clause 1 of this Schedule 1, has the same meaning when used in this Scheme;

(l)	a reference to a party to a document includes that party’s successors and permitted assignees;

(m)	no provision of this Scheme will be construed adversely to a party because that party was responsible for the preparation of this Scheme or that provision;

(n)	any agreement, representation, warranty or indemnity in favour of two or more parties (including where two or more persons are included in the same defined term) is for the benefit of them jointly and severally;

(o)	a reference to a body, other than a party to this Scheme (including an institute, association or authority), whether statutory or not:

(1)	which ceases to exist; or

(2)	whose powers or functions are transferred to another body,

Schedule 1     Definitions and interpretation

is a reference to the body which replaces it or which substantially succeeds to its powers or functions;

(p)	if a period of time is specified and dates from a given day or the day of an act or event, it is to be calculated exclusive of that day;

(q)	a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(r)	if an act prescribed under this Scheme to be done by a party on or by a given day is done after 5.00pm on that day, it is taken to be done on the next day; and

(s)	a reference to the Operating Rules or the Settlement Rules includes any variation, consolidation or replacement of these rules and is to be taken to be subject to any waiver or exemption granted to the compliance of those rules by a party.

3	Interpretation of inclusive expressions

Specifying anything in this Scheme after the words ‘include’ or ‘for example’ or similar expressions does not limit what else is included.

4	Business Day

Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the next Business Day.

Attachment 1

Deed Poll

Attached

Deed

Share Scheme Deed Poll

Carbon Revolution plc

80 Collins Street Melbourne Vic 3000 Australia	T +61 3 9288 1234 F +61 3 9288 1567
GPO Box 128 Melbourne Vic 3001 Australia	herbertsmithfreehills.com

Share Scheme Deed Poll

Date ►

This deed poll is made

By	Carbon Revolution plc, a public limited company incorporated in Ireland with registered number 607450 and registered address at 10 Earlsfort Terrace, Dublin 2, Ireland (MergeCo)

in favour of	each person registered as a holder of fully paid ordinary shares in Carbon Revolution in the Share Register as at the Scheme Record Date.

Recitals	1	Carbon Revolution, MergeCo and the SPAC entered into the Implementation Deed.

2	In the Implementation Deed, MergeCo agreed to make this deed poll.

3	MergeCo is making this deed poll for the purpose of covenanting in favour of the Scheme Shareholders to perform its obligations under the Implementation Deed and the actions attributed to it under the Scheme.

This deed poll provides as follows:

1	Definitions and interpretation

1.1	Definitions

(a)	The meanings of the terms used in this deed poll are set out below.

Term	Meaning

Carbon Revolution	Carbon Revolution Limited ACN 128 274 653.

First Court Date	the first day on which an application made to the Court for an order under subsection 411(1) of the Corporations Act convening the Scheme Meeting is heard or, if the application is adjourned or subject to appeal for any reason, the day on which the adjourned application is heard.

1	Definitions and interpretation

Term	Meaning

Implementation Deed	the scheme implementation deed entered into between Carbon Revolution, MergeCo and the SPAC dated 30 November 2022.

Scheme	the scheme of arrangement under Part 5.1 of the Corporations Act between Carbon Revolution and the Scheme Shareholders, substantially in the form set out in Attachment 1, subject to any alterations or conditions made or required by the Court under subsection 411(6) of the Corporations Act and agreed to in writing by MergeCo, SPAC, and Carbon Revolution.

(b)	Unless the context otherwise requires, terms defined in the Scheme have the same meaning when used in this deed poll.

1.2	Interpretation

Sections 2, 3 and 4 of Schedule 1 of the Scheme apply to the interpretation of this deed poll, except that references to ‘this Scheme’ are to be read as references to ‘this deed poll’.

1.3	Nature of deed poll

MergeCo acknowledges that:

(a)	this deed poll may be relied on and enforced by any Scheme Shareholder in accordance with its terms even though the Scheme Shareholders are not party to it; and

(b)	under the Scheme, each Scheme Shareholder irrevocably appoints Carbon Revolution and each of its directors, officers and secretaries (jointly and each of them severally) as its agent and attorney to enforce this deed poll against MergeCo.

2	Conditions to obligations

2.1	Conditions

This deed poll and the obligations of MergeCo under this deed poll are subject to the Scheme becoming Effective.

2.2	Termination

The obligations of MergeCo under this deed poll to the Scheme Shareholders will automatically terminate and the terms of this deed poll will be of no force or effect if:

(a)	the Implementation Deed is terminated in accordance with its terms; or

(b)	the Scheme is not Effective on or before the End Date,

unless MergeCo, SPAC and Carbon Revolution otherwise agree in writing.

1	Definitions and interpretation

2.3	Consequences of termination

If this deed poll terminates under clause 2.2, in addition and without prejudice to any other rights, powers or remedies available to it:

(a)	MergeCo is released from its obligations to further perform this deed poll except those obligations under clause 7.1; and

(b)	each Scheme Shareholder retains the rights they have against MergeCo in respect of any breach of this deed poll which occurred before it was terminated.

3	Scheme actions

3.1	Undertaking to issue Scheme Consideration

Subject to clause 2, MergeCo undertakes in favour of each Scheme Shareholder to:

(a)	provide the Scheme Consideration to each Scheme Shareholder in accordance with the terms of the Scheme; and

(b)	undertake all other actions, and give each acknowledgement, representation and warranty (if any), attributed to it under the Scheme,

subject to and in accordance with the provisions of the Scheme.

3.2	Shares to rank equally

MergeCo covenants in favour of each Scheme Shareholder that the New MergeCo Shares which are issued to each Scheme Shareholder in accordance with the Scheme will:

(a)	rank equally in all respects with all existing MergeCo Shares; and

(b)	be duly and validly issued in accordance with all applicable laws and MergeCo’s constitution, fully paid and free from any mortgage, charge, lien, encumbrance or other security interest (except for any lien arising under the constitution of MergeCo).

4	Warranties

MergeCo represents and warrants in favour of each Scheme Shareholder, in respect of itself, that:

(a)	it is a corporation validly existing under the laws of its place of registration;

(b)	it has the corporate power to enter into and perform its obligations under this deed poll and to carry out the transactions contemplated by this deed poll;

(c)	it has taken all necessary corporate action to authorise its entry into this deed poll and has taken or will take all necessary corporate action to authorise the performance of this deed poll and to carry out the transactions contemplated by this deed poll;

(d)	this deed poll is valid and binding on it and enforceable against it in accordance with its terms; and

1	Definitions and interpretation

(e)	this deed poll does not conflict with, or result in the breach of or default under, any provision of its constitution, or any writ, order or injunction, judgment, law, rule or regulation to which it is a party or subject or by which it is bound.

5	Continuing obligations

This deed poll is irrevocable and, subject to clause 2, remains in full force and effect until:

(a)	MergeCo has fully performed its obligations under this deed poll; or

(b)	the earlier termination of this deed poll under clause 2.

6	Notices

6.1	Form of Notice

A notice or other communication in respect of this deed poll (Notice) must be:

(a)	in writing and in English and signed by or on behalf of the sending party; and

(b)	addressed to MergeCo in accordance with the details set out below (or any alternative details nominated by MergeCo by Notice).

Attention	Jacob William Dingle

Address	40 Farnham Street, Flemington VIC 3031 Australia

Email address	jake.dingle@carbonrev.com
Copy to: david.nock@carbonrev.com

6.2	How Notice must be given and when Notice is received

(a)	A Notice must be given by one of the methods set out in the table below.

(b)	A Notice is regarded as given and received at the time set out in the table below.

However, if this means the Notice would be regarded as given and received outside the period between 9.00am and 5.00pm (addressee’s time) on a Business Day (business hours period), then the Notice will instead be regarded as given and received at the start of the following business hours period.

Method of giving Notice	When Notice is regarded as given and received

By hand to the nominated address	When delivered to the nominated address

1	Definitions and interpretation

Method of giving Notice	When Notice is regarded as given and received

By pre-paid post to the nominated address	At 9.00am (addressee’s time) on the second Business Day after the date of posting

By email to the nominated email address	The first to occur of:

	1	the sender receiving an automated message confirming delivery; or

2

two hours after the time that the email was sent (as recorded on the device from which the email was sent) provided that the sender does not, within the period, receive an automated message that the email has not been delivered.

6.3	Notice must not be given by electronic communication

A Notice must not be given by electronic means of communication (other than email as permitted in clause 6.2).

7	General

7.1	Stamp duty

MergeCo:

(a)	will pay all stamp duty and any related fines and penalties in respect of the Scheme and this deed poll, the performance of this deed poll and each transaction effected by or made under or in connection with the Scheme and this deed poll; and

(b)	indemnifies each Scheme Shareholder against any liability arising from failure to comply with clause 7.1.

7.2	Governing law and jurisdiction

(a)	This deed poll is governed by the law in force in Victoria, Australia.

(b)	MergeCo irrevocably submits to the non-exclusive jurisdiction of courts exercising jurisdiction in Victoria, Australia and courts of appeal from them in respect of any proceedings arising out of or in connection with this deed poll. MergeCo irrevocably waives any objection to the venue of any legal process in these courts on the basis that the process has been brought in an inconvenient forum.

7.3	Waiver

(a)	MergeCo may not rely on the words or conduct of any Scheme Shareholder as a waiver of any right unless the waiver is in writing and signed by the Scheme Shareholder granting the waiver.

1	Definitions and interpretation

(b)	No Scheme Shareholder may rely on words or conduct of MergeCo as a waiver of any right unless the waiver is in writing and signed by MergeCo.

(c)	The meanings of the terms used in this clause 7.3 are set out below.

Term	Meaning

conduct	includes delay in the exercise of a right.

right	any right arising under or in connection with this deed poll and includes the right to rely on this clause.

waiver	includes an election between rights and remedies, and conduct which might otherwise give rise to an estoppel.

7.4	Variation

A provision of this deed poll may not be varied unless:

(a)	if before the First Court Date, the variation is agreed to by MergeCo, SPAC and Carbon Revolution; or

(b)	if on or after the First Court Date, the variation is agreed to by MergeCo, SPAC and Carbon Revolution and the Court indicates that the variation would not of itself preclude approval of the Scheme, in which event MergeCo will enter into a further deed poll in favour of the Scheme Shareholders giving effect to the variation.

7.5	Cumulative rights

The rights, powers and remedies of MergeCo and the Scheme Shareholders under this deed poll are cumulative and do not exclude any other rights, powers or remedies provided by law independently of this deed poll.

7.6	Assignment

(a)	The rights created by this deed poll are personal to MergeCo and each Scheme Shareholder and must not be dealt with at law or in equity without the prior written consent of MergeCo.

(b)	Any purported dealing in contravention of clause 7.6(a) is invalid.

7.7	Further action

MergeCo must, at its own expense, do all things and execute all documents necessary to give full effect to this deed poll and the transactions contemplated by it.

Attachment 1

Scheme

Attached

Signing page

Executed as a deed poll

SIGNED, GIVEN under the common seal of

CARBON REVOLUTION PUBLIC LIMITED COMPANY

and DELIVERED as a DEED

Director

Annexure 3

Deed Poll

Deed

Share Scheme Deed Poll

Carbon Revolution plc

80 Collins Street Melbourne Vic 3000 Australia	T +61 3 9288 1234 F +61 3 9288 1567
GPO Box 128 Melbourne Vic 3001 Australia	herbertsmithfreehills.com

Share Scheme Deed Poll

Date ► 24 August 2023

This deed poll is made

By	Carbon Revolution plc, a public limited company incorporated in Ireland with registered number 607450 and registered address at 10 Earlsfort Terrace, Dublin 2, Ireland (MergeCo)

in favour of	each person registered as a holder of fully paid ordinary shares in Carbon Revolution in the Share Register as at the Scheme Record Date.

Recitals	1	Carbon Revolution, MergeCo and the SPAC entered into the Implementation Deed.

	2	In the Implementation Deed, MergeCo agreed to make this deed poll.

	3	MergeCo is making this deed poll for the purpose of covenanting in favour of the Scheme Shareholders to perform its obligations under the Implementation Deed and the actions attributed to it under the Scheme.

This deed poll provides as follows:

1	Definitions and interpretation

1.1	Definitions

(a)	The meanings of the terms used in this deed poll are set out below.

Term	Meaning

Carbon Revolution	Carbon Revolution Limited ACN 128 274 653.

First Court Date	the first day on which an application made to the Court for an order under subsection 411(1) of the Corporations Act convening the Scheme Meeting is heard or, if the application is adjourned or subject to appeal for any reason, the day on which the adjourned application is heard.

1	Definitions and interpretation

Term	Meaning

Implementation Deed	the scheme implementation deed entered into between Carbon Revolution, MergeCo and the SPAC dated 30 November 2022.

Scheme	the scheme of arrangement under Part 5.1 of the Corporations Act between Carbon Revolution and the Scheme Shareholders, substantially in the form set out in Attachment 1, subject to any alterations or conditions made or required by the Court under subsection 411(6) of the Corporations Act and agreed to in writing by MergeCo, SPAC, and Carbon Revolution.

(b)	Unless the context otherwise requires, terms defined in the Scheme have the same meaning when used in this deed poll.

1.2	Interpretation

Sections 2, 3 and 4 of Schedule 1 of the Scheme apply to the interpretation of this deed poll, except that references to ‘this Scheme’ are to be read as references to ‘this deed poll’.

1.3	Nature of deed poll

MergeCo acknowledges that:

(a)	this deed poll may be relied on and enforced by any Scheme Shareholder in accordance with its terms even though the Scheme Shareholders are not party to it; and

(b)	under the Scheme, each Scheme Shareholder irrevocably appoints Carbon Revolution and each of its directors, officers and secretaries (jointly and each of them severally) as its agent and attorney to enforce this deed poll against MergeCo.

2	Conditions to obligations

2.1	Conditions

This deed poll and the obligations of MergeCo under this deed poll are subject to the Scheme becoming Effective.

2.2	Termination

The obligations of MergeCo under this deed poll to the Scheme Shareholders will automatically terminate and the terms of this deed poll will be of no force or effect if:

(a)	the Implementation Deed is terminated in accordance with its terms; or

(b)	the Scheme is not Effective on or before the End Date,

unless MergeCo, SPAC and Carbon Revolution otherwise agree in writing.

1	Definitions and interpretation

2.3	Consequences of termination

If this deed poll terminates under clause 2.2, in addition and without prejudice to any other rights, powers or remedies available to it:

(a)	MergeCo is released from its obligations to further perform this deed poll except those obligations under clause 7.1; and

(b)	each Scheme Shareholder retains the rights they have against MergeCo in respect of any breach of this deed poll which occurred before it was terminated.

3	Scheme actions

3.1	Undertaking to issue Scheme Consideration

Subject to clause 2, MergeCo undertakes in favour of each Scheme Shareholder to:

(a)	provide the Scheme Consideration to each Scheme Shareholder in accordance with the terms of the Scheme; and

(b)	undertake all other actions, and give each acknowledgement, representation and warranty (if any), attributed to it under the Scheme,

subject to and in accordance with the provisions of the Scheme.

3.2	Shares to rank equally

MergeCo covenants in favour of each Scheme Shareholder that the New MergeCo Shares which are issued to each Scheme Shareholder in accordance with the Scheme will:

(a)	rank equally in all respects with all existing MergeCo Shares; and

(b)	be duly and validly issued in accordance with all applicable laws and MergeCo’s constitution, fully paid and free from any mortgage, charge, lien, encumbrance or other security interest (except for any lien arising under the constitution of MergeCo).

4	Warranties

MergeCo represents and warrants in favour of each Scheme Shareholder, in respect of itself, that:

(a)	it is a corporation validly existing under the laws of its place of registration;

(b)	it has the corporate power to enter into and perform its obligations under this deed poll and to carry out the transactions contemplated by this deed poll;

(c)	it has taken all necessary corporate action to authorise its entry into this deed poll and has taken or will take all necessary corporate action to authorise the performance of this deed poll and to carry out the transactions contemplated by this deed poll;

(d)	this deed poll is valid and binding on it and enforceable against it in accordance with its terms; and

1	Definitions and interpretation

(e)	this deed poll does not conflict with, or result in the breach of or default under, any provision of its constitution, or any writ, order or injunction, judgment, law, rule or regulation to which it is a party or subject or by which it is bound.

5	Continuing obligations

This deed poll is irrevocable and, subject to clause 2, remains in full force and effect until:

(a)	MergeCo has fully performed its obligations under this deed poll; or

(b)	the earlier termination of this deed poll under clause 2.

6	Notices

6.1	Form of Notice

A notice or other communication in respect of this deed poll (Notice) must be:

(a)	in writing and in English and signed by or on behalf of the sending party; and

(b)	addressed to MergeCo in accordance with the details set out below (or any alternative details nominated by MergeCo by Notice).

Attention	Jacob William Dingle

Address	40 Farnham Street, Flemington VIC 3031 Australia

Email address	jake.dingle@carbonrev.com
Copy to: david.nock@carbonrev.com

6.2	How Notice must be given and when Notice is received

(a)	A Notice must be given by one of the methods set out in the table below.

(b)	A Notice is regarded as given and received at the time set out in the table below.

However, if this means the Notice would be regarded as given and received outside the period between 9.00am and 5.00pm (addressee’s time) on a Business Day (business hours period), then the Notice will instead be regarded as given and received at the start of the following business hours period.

Method of giving Notice	When Notice is regarded as given and received

By hand to the nominated address	When delivered to the nominated address

1	Definitions and interpretation

Method of giving Notice	When Notice is regarded as given and received

By pre-paid post to the nominated address	At 9.00am (addressee’s time) on the second Business Day after the date of posting

By email to the nominated email address	The first to occur of:

	1	the sender receiving an automated message confirming delivery; or

	2	two hours after the time that the email was sent (as recorded on the device from which the email was sent) provided that the sender does not, within the period, receive an automated message that the email has not been delivered.

6.3	Notice must not be given by electronic communication

A Notice must not be given by electronic means of communication (other than email as permitted in clause 6.2).

7	General

7.1	Stamp duty

MergeCo:

(a)	will pay all stamp duty and any related fines and penalties in respect of the Scheme and this deed poll, the performance of this deed poll and each transaction effected by or made under or in connection with the Scheme and this deed poll; and

(b)	indemnifies each Scheme Shareholder against any liability arising from failure to comply with clause 7.1.

7.2	Governing law and jurisdiction

(a)	This deed poll is governed by the law in force in Victoria, Australia.

(b)	MergeCo irrevocably submits to the non-exclusive jurisdiction of courts exercising jurisdiction in Victoria, Australia and courts of appeal from them in respect of any proceedings arising out of or in connection with this deed poll. MergeCo irrevocably waives any objection to the venue of any legal process in these courts on the basis that the process has been brought in an inconvenient forum.

7.3	Waiver

(a)	MergeCo may not rely on the words or conduct of any Scheme Shareholder as a waiver of any right unless the waiver is in writing and signed by the Scheme Shareholder granting the waiver.

1	Definitions and interpretation

(b)	No Scheme Shareholder may rely on words or conduct of MergeCo as a waiver of any right unless the waiver is in writing and signed by MergeCo.

(c)	The meanings of the terms used in this clause 7.3 are set out below.

Term	Meaning

conduct	includes delay in the exercise of a right.

right	any right arising under or in connection with this deed poll and includes the right to rely on this clause.

waiver	includes an election between rights and remedies, and conduct which might otherwise give rise to an estoppel.

7.4	Variation

A provision of this deed poll may not be varied unless:

(a)	if before the First Court Date, the variation is agreed to by MergeCo, SPAC and Carbon Revolution; or

(b)	if on or after the First Court Date, the variation is agreed to by MergeCo, SPAC and Carbon Revolution and the Court indicates that the variation would not of itself preclude approval of the Scheme, in which event MergeCo will enter into a further deed poll in favour of the Scheme Shareholders giving effect to the variation.

7.5	Cumulative rights

The rights, powers and remedies of MergeCo and the Scheme Shareholders under this deed poll are cumulative and do not exclude any other rights, powers or remedies provided by law independently of this deed poll.

7.6	Assignment

(a)	The rights created by this deed poll are personal to MergeCo and each Scheme Shareholder and must not be dealt with at law or in equity without the prior written consent of MergeCo.

(b)	Any purported dealing in contravention of clause 7.6(a) is invalid.

7.7	Further action

MergeCo must, at its own expense, do all things and execute all documents necessary to give full effect to this deed poll and the transactions contemplated by it.

Attachment 1

Scheme

Attached

Scheme of Arrangement - Share Scheme
Carbon Revolution Limited Scheme Shareholders

80 Collins Street Melbourne Vic 3000 Australia	T +61 3 9288 1234 F +61 3 9288 1567
GPO Box 128 Melbourne Vic 3001 Australia	herbertsmithfreehills.com

Scheme of arrangement – share scheme

This scheme of arrangement is made under section 411 of the Corporations Act 2001 (Cth)

Between the parties

Carbon Revolution Limited ACN 128 274 653 of 75 Pigdons Road, Waurn Ponds VIC 3126 Australia (Carbon Revolution)
The Scheme Shareholders

1	Definitions, interpretation and scheme components

1.1	Definitions

Schedule 1 contains definitions used in this Scheme.

1.2	Interpretation

Schedule 1 contains interpretation rules for this Scheme.

1.3	Scheme components

This Scheme includes any schedule to it.

2	Preliminary matters

(a)	Carbon Revolution is a listed public company limited by shares, registered in Victoria, Australia, and has been admitted to the official list of the ASX. Carbon Revolution Shares are quoted for trading on the ASX.

(b)	MergeCo is an unlisted public company limited by shares registered in Ireland.

(c)	Merger Sub, a Cayman Islands exempted company, is a wholly owned subsidiary of MergeCo.

(d)	SPAC, a Cayman Islands exempted company, is a special purpose acquisition company listed on the New York Stock Exchange.

3	Conditions

(e)	If this Scheme becomes Effective:

(1)	on or before the Implementation Date (and in any case, prior to implementation of the Scheme), the Merger of the SPAC and Merger Sub will occur in accordance with the BCA and the combined SPAC/Merger Sub will remain a wholly owned subsidiary of MergeCo;

(2)	on or prior to the Implementation Date, MergeCo will procure that the Registrar of Companies of the Cayman Islands issues a certificate of merger, with the certificate of merger to take effect when the Registrar of Companies of the Cayman Islands issues the certificate, resulting in the Merger completing;

(3)	on the Implementation Date and subject to the completion of the steps set out in clauses 2(e)(1) and 2(e)(2),

(A)	all the Scheme Shares, and all the rights and entitlements attaching to them as at the Implementation Date will be cancelled by way of capital reduction under section 256B of the Corporations Act; and

(B)	MergeCo will issue the Scheme Consideration to Cede & Co., with book-entry interests in the Scheme Consideration to be held beneficially by the Scheme Shareholders, in accordance with the terms of this Scheme and the Deed Poll; and

(4)	subject to completion of the steps set out in clauses 2(e)(1), 2(e)(2) and 2(e)(3), and in consideration for the issuance of the Scheme Consideration, Carbon Revolution will immediately issue one Carbon Revolution Share to MergeCo.

(f)	Carbon Revolution, MergeCo and the SPAC have agreed, by executing the Implementation Deed, to implement this Scheme and the Merger.

(g)	This Scheme attributes actions to MergeCo but does not itself impose an obligation on it to perform those actions. MergeCo has agreed, by executing the Deed Poll, to perform the actions attributed to it under this Scheme, including the provision of the Scheme Consideration to the Scheme Shareholders.

3	Conditions

3.1	Conditions precedent

This Scheme is conditional on and will have no force or effect until, the satisfaction of each of the following conditions precedent:

(a)	all the conditions in clause 3.1 of the Implementation Deed (other than the condition in the Implementation Deed relating to Court approval of this Scheme) having been satisfied or waived in accordance with the terms of the Implementation Deed by 8.00am on the Second Court Date;

(b)	neither the Implementation Deed nor the Deed Poll having been terminated in accordance with their terms before 8.00am on the Second Court Date;

(c)	approval of this Scheme by the Court under paragraph 411(4)(b) of the Corporations Act, including with any alterations made or required by the Court under subsection 411(6) of the Corporations Act and agreed to by MergeCo, SPAC and Carbon Revolution;

4	Implementation of this Scheme

(d)	such other conditions made or required by the Court under subsection 411(6) of the Corporations Act in relation to this Scheme and agreed to by MergeCo, SPAC and Carbon Revolution having been satisfied or waived; and

(e)	the orders of the Court made under paragraph 411(4)(b) (and, if applicable, subsection 411(6)) of the Corporations Act approving this Scheme coming into effect, pursuant to subsection 411(10) of the Corporations Act on or before the End Date (or any later date Carbon Revolution, the SPAC and MergeCo agree in writing).

3.2	Certificate

(a)	Carbon Revolution will provide to the Court on the Second Court Date a certificate (signed by Carbon Revolution, MergeCo and the SPAC), or such other evidence as the Court requests, confirming (in respect of matters within the knowledge of Carbon Revolution, MergeCo and the SPAC) whether or not all of the conditions precedent in clauses 3.1(a) and 3.1(b) have been satisfied or waived.

(b)	The certificate referred to in clause 3.2(a) constitutes conclusive evidence that such conditions precedent were satisfied, waived or taken to be waived.

3.3	Condition subsequent

The Scheme is conditional on, and Implementation will not occur until immediately after:

(a)	the Merger; and

(b)	MergeCo issues shares to the SPAC Shareholders,

in accordance with the terms and conditions of the BCA.

3.4	End Date

This Scheme will lapse and be of no further force or effect if:

(a)	the Effective Date does not occur on or before the End Date; or

(b)	the Implementation Deed or the Deed Poll is terminated in accordance with its terms,

unless Carbon Revolution, the SPAC and MergeCo otherwise agree in writing.

4	Implementation of this Scheme

4.1	Lodgement of Court orders with ASIC

If the conditions precedent set out in clause 3.1 of this Scheme (other than the condition precedent in clause 3.1(e)) are satisfied, Carbon Revolution must lodge with ASIC, in accordance with subsection 411(10) of the Corporations Act, an office copy of the Court order approving this Scheme as soon as possible on the first Business Day after the Court approves this Scheme and in any event by 5.00pm on that day.

5	Scheme Consideration

4.2	Merger

By the Business Day before the Implementation Date, MergeCo must procure that the certificate of merger is issued by the Registrar of Companies of the Cayman Islands, on the basis that the Merger will take effect when the Registrar of Companies of the Cayman Islands issues the certificate.

4.3	Implementation of the Capital Reduction and the Scheme

On the Implementation Date:

(a)	subject to MergeCo confirming in writing that the certificate of merger has been issued by the Registrar of Companies of the Cayman Islands in accordance with clause 4.2, and the provision of the Scheme Consideration in the manner contemplated by clause 5.1(a),

(1)	all of the Scheme Shares will be cancelled in accordance with the Capital Reduction Resolution without any further act by any Scheme Shareholder (other than acts performed as attorney and agent for Scheme Shareholder under clause 8.4(b) or otherwise); and

(2)	subject to the cancellation of the Scheme Shares in accordance with clause 4.3(a)(1) and to the issue of the Scheme Consideration pursuant to clause 5.1(a), Carbon Revolution must immediately issue one Carbon Revolution Share to MergeCo, and Carbon Revolution must immediately update, or procure that the Carbon Revolution Register is updated, accordingly including by entering, or procuring the entry of, the name of MergeCo in the Carbon Revolution Register in respect of the Carbon Revolution Share issued to MergeCo in accordance with this Scheme.

5	Scheme Consideration

5.1	Provision of Scheme Consideration

MergeCo must, subject to clauses 5.2, 5.3, 5.4 and 5.6:

(a)	on or before the Implementation Date, issue the Scheme Consideration to Cede & Co. for the benefit of Scheme Shareholders and procure that the name and address of Cede & Co is entered in the MergeCo Register in respect of those New MergeCo Shares; and

(b)	within 5 Business Days, procure that book-entry interests in respect of the New MergeCo Shares issued as Scheme Consideration are created in the name of:

(1)	for each Scheme Shareholder who has made a valid DTC Election (as determined by MergeCo in its absolute discretion) and whose nominated DTC Participant has provided a valid DWAC Instruction to the MergeCo Registry within 4 Business Days following the Implementation Date, the relevant DTC Participant; or

(2)	in the case of all other Scheme Shareholders, the Exchange Agent, for the relevant New MergerCo Shares to be held in the Exchange Agent Account on behalf of the relevant Scheme Shareholders.

5	Scheme Consideration

5.2	Joint holders

In the case of Scheme Shares held in joint names:

(a)	the New MergeCo Shares to be issued under this Scheme must be issued to Cede & Co. for the benefit of the joint holders;

(b)	any cheque required to be sent under this Scheme will be made payable to the joint holders and sent to either, at the sole discretion of Carbon Revolution, the holder whose name appears first in the Carbon Revolution Share Register as at the Scheme Record Date or to the joint holders; and

(c)	any other document required to be sent under this Scheme, will be forwarded to either, at the sole discretion of Carbon Revolution, the holder whose name appears first in the Carbon Revolution Share Register as at the Scheme Record Date or to the joint holders.

5.3	Ineligible Foreign Shareholders

(a)	MergeCo will be under no obligation to issue any New MergeCo Shares under this Scheme to any Ineligible Foreign Shareholder (or to Cede & Co. on behalf of any Ineligible Foreign Shareholder) and instead:

(1)	subject to clauses 5.4 and 5.6, MergeCo must, on or before the Implementation Date, issue the New MergeCo Shares which would otherwise be required to be issued to the Ineligible Foreign Shareholders under this Scheme to Cede & Co. (upon which book- entry interests in respect of such New MergeCo Shares are created) for the benefit of the Sale Agent (subject to the terms of this clause 5.3);

(2)	MergeCo must procure that as soon as reasonably practicable, and in any event not more than 15 Business Days after the Implementation Date, the Sale Agent, in consultation with MergeCo sells or procures the sale of all the New MergeCo Shares issued to or for the benefit of the Sale Agent and remits the proceeds of the sale (after deduction of any applicable brokerage, stamp duty, currency conversion costs and other costs, taxes and charges) (Proceeds) into the Trust Account for payment by MergeCo to the Ineligible Foreign Shareholders in accordance with clauses 5.3(a)(3), 5.3(b) to 5.3(g) and 5.6 of this Scheme;

(3)	promptly following payment into the Trust Account of the Proceeds in respect of the sale of all of the New MergeCo Shares referred to in clause 5.3(a)(1), MergeCo must pay, or procure the payment from the Trust Account, to each Ineligible Foreign Shareholder, of the amount ‘A’ calculated in accordance with the following formula and rounded down to the nearest cent:

A = (B ÷ C) x D

where

B = the number of New MergeCo Shares that would otherwise have been issued to that Ineligible Foreign Shareholder had it not been an Ineligible Foreign Shareholder and which were issued to or for the benefit of the Sale Agent;

C = the total number of New MergeCo Shares which would otherwise have been issued to or for the benefit of all Ineligible Foreign Shareholders and which were issued to the Sale Agent; and

5	Scheme Consideration

D = the Proceeds (as defined in clause 5.3(a)(2)).

(b)	The Ineligible Foreign Shareholders acknowledge that none of MergeCo, the SPAC, Carbon Revolution or the Sale Agent gives any assurance as to the price that will be achieved for the sale of New MergeCo Shares described in clause 5.3(a).

(c)	MergeCo must make, or procure the making of, payments to Ineligible Foreign Shareholders under clause 5.3(a) by either (in the absolute discretion of MergeCo, and despite any authority referred to in clause 5.3(c)(1) made or given by the Scheme Shareholder):

(1)	paying or procuring the payment of, the relevant amount in US currency by electronic means to a bank account with any Australian ADI (as defined in the Corporations Act) nominated by the Ineligible Foreign Shareholder by an appropriate authority from the Ineligible Foreign Shareholder to Carbon Revolution; or

(2)	dispatching, or procuring the dispatch of, a cheque for the relevant amount in US currency drawn out of the Trust Account to the Ineligible Foreign Shareholder by prepaid post to their Registered Address (as at the Scheme Record Date), such cheque being drawn in the name of the Ineligible Foreign Shareholder (or in the case of joint holders, in accordance with the procedures set out in clause 5.2).

(d)	If MergeCo receives professional advice that any withholding or other tax is required by law or by a Government Agency to be withheld from a payment to an Ineligible Foreign Shareholder, MergeCo is entitled to withhold the relevant amount before making the payment to the Ineligible Foreign Shareholder (and payment of the reduced amount shall be taken to be full payment of the relevant amount for the purposes of this Scheme, including clause 5.3(a)(3)). MergeCo must pay any amount so withheld to the relevant taxation authorities within the time permitted by law, and, if requested in writing by the relevant Ineligible Foreign Shareholder, provide a receipt or other appropriate evidence of such payment (or procure the provision of such receipt or other evidence) to the relevant Ineligible Foreign Shareholder.

(e)	Each Ineligible Foreign Shareholder appoints MergeCo as its agent to receive on its behalf any financial services guide (or similar or equivalent document) or other notices (including any updates of those documents) that the Sale Agent is required to provide to Ineligible Foreign Shareholders under the Corporations Act or any other applicable law.

(f)	Payment of the amount calculated in accordance with clause 5.3(a) to an Ineligible Foreign Shareholder in accordance with this clause 5.3 satisfies in full the Ineligible Foreign Shareholder’s right to Scheme Consideration.

(g)	Where the issue of some, but not all, of the New MergeCo Shares to which a Scheme Shareholder would be entitled under this Scheme would result in a breach of law:

(1)	MergeCo will issue the maximum possible number of New MergeCo Shares to Cede & Co. (upon which book-entry interests in respect of such New MergeCo Shares are created) or for the benefit of the Scheme Shareholder without giving rise to such a breach; and

(2)	any further New MergeCo Shares to which that Scheme Shareholder is entitled, but the issue of which to the Scheme Shareholder would give rise to such a breach, will instead be issued to or for the benefit of the Sale Agent and dealt with under the preceding provisions in this clause 5.3, as if a reference to Ineligible Foreign Shareholders also included that Scheme Shareholder and references to that person’s New MergeCo Shares in that clause were limited to the New MergeCo Shares issued to the Sale Agent under this clause.

5	Scheme Consideration

5.4	Fractional entitlements and splitting

Where the calculation of the Scheme Consideration to be issued to a particular Scheme Shareholder would result in the Scheme Shareholder becoming entitled to a fraction of a New MergeCo Share or, for Ineligible Foreign Shareholders, a fraction of a cent, the fractional entitlement will be rounded down to the nearest whole cent or number of New MergeCo Shares, as applicable.

5.5	Unclaimed monies

(a)	Carbon Revolution may cancel a cheque issued under this clause 5 if the cheque:

(1)	is returned to Carbon Revolution; or

(2)	has not been presented for payment within six months after the date on which the cheque was sent.

(b)	During the period of 12 months commencing on the Implementation Date, on request in writing from an Ineligible Foreign Shareholder to Carbon Revolution (or the Carbon Revolution Registry) (which request may not be made until the date which is 10 Business Days after the Implementation Date), Carbon Revolution must reissue a cheque that was previously cancelled under this clause 5.5.

(c)	The Unclaimed Money Act 2008 (Vic) will apply in relation to any Scheme Consideration which becomes ‘unclaimed money’ (as defined in section 3 of the Unclaimed Money Act 2008 (Vic)).

5.6	Orders of a court or Government Agency

If written notice is given to Carbon Revolution (or the Carbon Revolution Registry) or MergeCo (or the MergeCo Registry) of an order or direction made by a court of competent jurisdiction or by another Government Agency that:

(a)	requires consideration to be provided to a third party (either through payment of a sum or the issuance of a security) in respect of Scheme Shares held by a particular Scheme Shareholder, which would otherwise be payable or required to be issued to that Scheme Shareholder in accordance with this clause 5 (including payment of proceeds otherwise payable to an Ineligible Foreign Shareholder), then MergeCo or Carbon Revolution shall be entitled to procure that provision of that consideration is made in accordance with that order or direction; or

(b)	prevents MergeCo or Carbon Revolution from providing consideration to any particular Scheme Shareholder in accordance with this clause 5 (including payment of proceeds otherwise payable to an Ineligible Foreign Shareholder), or the payment or issuance of such consideration is otherwise prohibited by applicable law, Carbon Revolution shall be entitled to (as applicable):

(1)	retain an amount, in Australian dollars, equal to the number of Scheme Shares held by that Scheme Shareholder multiplied by the Scheme Consideration; or

6	Dealings in Carbon Revolution Shares

(2)	direct MergeCo not to issue, or to issue to a trustee or nominee, such number of New MergeCo Shares as that Scheme Shareholder would otherwise be entitled to under clause 5.1,

until such time as provision of the Scheme Consideration in accordance with this clause 5 is permitted by that (or another) order or direction or otherwise by law.

5.7	Status of New MergeCo Shares

Subject to this Scheme becoming Effective, MergeCo must:

(a)	issue the New MergeCo Shares required to be issued by it under this Scheme on terms such that each such New MergeCo Share will rank equally in all respects with each existing MergeCo Share;

(b)	ensure that each such New MergeCo Share is duly and validly issued in accordance with all applicable laws and MergeCo’s constitution, fully paid and free from any mortgage, charge, lien, encumbrance or other security interest (except for any lien arising under MergeCo’s constitution); and

(c)	use all reasonable endeavours to ensure that such New MergeCo Shares are, on and from the Implementation Date (or such later date as NYSE American requires), quoted for trading on NYSE American.

6	Dealings in Carbon Revolution Shares

6.1	Determination of Scheme Shareholders

To establish the identity of the Scheme Shareholders, dealings in Carbon Revolution Shares or other alterations to the Carbon Revolution Share Register will only be recognised if:

(a)	in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Carbon Revolution Share Register as the holder of the relevant Carbon Revolution Shares before the Scheme Record Date; and

(b)	in all other cases, registrable transfer or transmission applications in respect of those dealings, or valid requests in respect of other alterations, are received 2 hours before the Scheme Record Date at the place where the Carbon Revolution Share Register is kept, and Carbon Revolution must not accept for registration, nor recognise for any purpose, any transfer or transmission application or other request received after such times, or received prior to such times but not in registrable or actionable form, as appropriate.

6.2	Register

(a)	Carbon Revolution must register registrable transmission applications or transfers of the Scheme Shares that are received in accordance with clause 6.1(b) before the Scheme Record Date provided that, for the avoidance of doubt, nothing in this clause 6.2(a) requires Carbon Revolution to register a transfer that would result in a Carbon Revolution Shareholder holding a parcel of Carbon Revolution Shares that is less than a ‘marketable parcel’ (for the purposes of this clause 6.2(a) ‘marketable parcel’ has the meaning given in the Operating Rules).

7	Quotation of Carbon Revolution Shares

(b)	If this Scheme becomes Effective, a holder of Scheme Shares (and any person claiming through that holder) must not dispose of, or purport or agree to dispose of, any Scheme Shares or any interest in them on or after the Scheme Record Date otherwise than pursuant to this Scheme, and any attempt to do so will have no effect and Carbon Revolution shall be entitled to disregard any such disposal.

(c)	For the purpose of determining entitlements to the Scheme Consideration, Carbon Revolution must maintain the Carbon Revolution Share Register in accordance with the provisions of this clause 6.2 until the Scheme Consideration has been paid to the Scheme Shareholders. The Carbon Revolution Share Register in this form will solely determine entitlements to the Scheme Consideration.

(d)	All statements of holding for Carbon Revolution Shares (other than statements of holding in favour of MergeCo) will cease to have effect after the Scheme Record Date as documents of title in respect of those shares and, as from that date, each entry current at that date on the Carbon Revolution Share Register (other than entries on the Carbon Revolution Share Register in respect of MergeCo) will cease to have effect except as evidence of entitlement to the Scheme Consideration in respect of the Carbon Revolution Shares relating to that entry.

(e)	As soon as possible on or after the Scheme Record Date, and in any event by 5.00pm on the first Business Day after the Scheme Record Date, Carbon Revolution will ensure that details of the names, Registered Addresses and holdings of Carbon Revolution Shares for each Scheme Shareholder as shown in the Carbon Revolution Share Register are available to MergeCo in the form MergeCo reasonably requires.

7	Quotation of Carbon Revolution Shares

(a)	Carbon Revolution must apply to ASX to suspend trading on the ASX in Carbon Revolution Shares with effect from the close of trading on the Effective Date.

(b)	On a date after the Implementation Date to be determined by MergeCo and the SPAC, Carbon Revolution must apply:

(1)	for termination of the official quotation of Carbon Revolution Shares on the ASX; and

(2)	to have itself removed from the official list of the ASX.

8	General Scheme provisions

8.1	Consent to amendments to this Scheme

If the Court proposes to approve this Scheme subject to any alterations or conditions:

(a)	Carbon Revolution may by its counsel consent on behalf of all persons concerned to those alterations or conditions to which MergeCo and the SPAC have each consented; and

(b)	each Scheme Shareholder agrees to any such alterations or conditions which Carbon Revolution has consented to.

8	General Scheme provisions

8.2	Scheme Shareholders’ agreements and warranties

(a)	Each Scheme Shareholder:

(1)	agrees to the cancellation of their Carbon Revolution Shares together with all rights and entitlements attaching to those Carbon Revolution Shares in accordance with this Scheme and the Capital Reduction;

(2)	agrees to the variation, cancellation or modification of the rights attached to their Carbon Revolution Shares constituted by or resulting from this Scheme and the Capital Reduction;

(3)	agrees to, on the direction of MergeCo, destroy any holding statements or share certificates relating to their Carbon Revolution Shares;

(4)	agrees to become a member of MergeCo and to be bound by the terms of the constitution of MergeCo;

(5)	who holds their Carbon Revolution Shares in a CHESS Holding agrees to the conversion of those Carbon Revolution Shares to an Issuer Sponsored Holding and irrevocably authorises Carbon Revolution to do anything necessary or expedient (whether required by the Settlement Rules or otherwise) to effect or facilitate such conversion; and

(6)	acknowledges and agrees that this Scheme binds Carbon Revolution and all Scheme Shareholders (including those who do not attend the Scheme Meeting and those who do not vote, or vote against this Scheme, at the Scheme Meeting).

8.3	Appointment of sole proxy

Immediately upon the provision of the Scheme Consideration to each Scheme Shareholder in the manner contemplated by clause 5.1(a), and until all of the Scheme Shares have been cancelled and Carbon Revolution has issued a Carbon Revolution Share to MergeCo, each Scheme Shareholder:

(a)	is deemed to have appointed MergeCo as attorney and agent (and directed MergeCo in each such capacity) to appoint any director, officer, secretary or agent nominated by MergeCo as its sole proxy and, where applicable or appropriate, corporate representative to attend shareholders’ meetings, exercise the votes attaching to the Scheme Shares registered in their name and sign any shareholders’ resolution or document;

(b)	must not attend or vote at any of those meetings or sign any resolutions, whether in person, by proxy or by corporate representative (other than pursuant to clause 8.3(a));

(c)	must take all other actions in the capacity of a registered holder of Scheme Shares as MergeCo reasonably directs; and

(d)	acknowledges and agrees that in exercising the powers referred to in clause 8.3(a), MergeCo and any director, officer, secretary or agent nominated by MergeCo under clause 8.3(a) may act in the best interests of MergeCo.

9	General

8.4	Authority given to Carbon Revolution

Each Scheme Shareholder, without the need for any further act:

(a)	on the Effective Date, irrevocably appoints Carbon Revolution and each of its directors, officers and secretaries (jointly and each of them severally) as its attorney and agent for the purpose of enforcing the Deed Poll against MergeCo, and Carbon Revolution undertakes in favour of each Scheme Shareholder that it will enforce the Deed Poll against MergeCo on behalf of and as agent and attorney for each Scheme Shareholder; and

(b)	on the Implementation Date, irrevocably appoints Carbon Revolution and each of its directors, officers and secretaries (jointly and each of them severally) as its attorney and agent for the purpose of executing any document or doing or taking any other act necessary, desirable or expedient to give effect to this Scheme and the transactions contemplated by it, including (without limitation) the Capital Reduction, and Carbon Revolution accepts each such appointment. Carbon Revolution as attorney and agent of each Scheme Shareholder, may sub-delegate its functions, authorities or powers under this clause 8.4 to all or any of its directors, officers, secretaries or employees (jointly, severally or jointly and severally).

8.5	Instructions and elections

If not prohibited by law (and including where permitted or facilitated by relief granted by a Government Agency), all instructions, notifications or elections by a Scheme Shareholder to Carbon Revolution that are binding or deemed binding between the Scheme Shareholder and Carbon Revolution relating to Carbon Revolution or Carbon Revolution Shares, including instructions, notifications or elections relating to:

(a)	whether dividends are to be paid by cheque or into a specific bank account;

(b)	payments of dividends on Carbon Revolution Shares; and

(c)	notices or other communications from Carbon Revolution (including by email),

will be deemed from the Implementation Date (except to the extent determined otherwise by MergeCo in its sole discretion), by reason of this Scheme, to be made by the Scheme Shareholder to MergeCo and to be a binding instruction, notification or election to, and accepted by, MergeCo in respect of the New MergeCo Shares issued to that Scheme Shareholder until that instruction, notification or election is revoked or amended in writing addressed to MergeCo at its registry.

8.6	Binding effect of Scheme

This Scheme binds Carbon Revolution and all of the Scheme Shareholders (including those who did not attend the Scheme Meeting to vote on this Scheme, did not vote at the Scheme Meeting, or voted against this Scheme at the Scheme Meeting) and, to the extent of any inconsistency, overrides the constitution of Carbon Revolution.

9	General

9.1	Stamp duty

MergeCo will:

(a)	pay all stamp duty and any related fines and penalties in respect of this Scheme and the Deed Poll, the performance of the Deed Poll and each transaction effected by or made under or in connection with this Scheme and the Deed Poll; and

9	General

(b)	indemnify each Scheme Shareholder against any liability arising from failure to comply with clause 9.1(a).

9.2	Consent

Each of the Scheme Shareholders consents to Carbon Revolution doing all things necessary or incidental to, or to give effect to, the implementation of this Scheme, whether on behalf of the Scheme Shareholders, Carbon Revolution or otherwise.

9.3	Notices

(a)	If a notice, transfer, transmission application, direction or other communication referred to in this Scheme is sent by post to Carbon Revolution, it will not be taken to be received in the ordinary course of post or on a date and time other than the date and time (if any) on which it is actually received at Carbon Revolution’s registered office or at the office of the Carbon Revolution Registry.

(b)	The accidental omission to give notice of the Scheme Meeting or the non-receipt of such notice by a Carbon Revolution Shareholder will not, unless so ordered by the Court, invalidate the Scheme Meeting or the proceedings of the Scheme Meeting.

9.4	Governing law

(a)	This Scheme is governed by the laws in force in Victoria, Australia.

(b)	The parties irrevocably submit to the non-exclusive jurisdiction of courts exercising jurisdiction in Victoria, Australia and courts of appeal from them in respect of any proceedings arising out of or in connection with this Scheme. The parties irrevocably waive any objection to the venue of any legal process in these courts on the basis that the process has been brought in an inconvenient forum.

9.5	Further action

Carbon Revolution must do all things and execute all documents necessary to give full effect to this Scheme and the transactions contemplated by it.

9.6	No liability when acting in good faith

Each Scheme Shareholder agrees that none of Carbon Revolution, MergeCo, SPAC nor any director, officer, secretary or employee of any of those companies shall be liable for anything done or omitted to be done in the performance of this Scheme or the Deed Poll in good faith.

Schedule 1

Definitions and interpretation

1	Definitions

The meanings of the terms used in this Scheme are set out below.

Term	Meaning
ASIC	the Australian Securities and Investments Commission.
ASX	ASX Limited ABN 98 008 624 691 and, where the context requires, the financial market that it operates.
BCA	has the meaning given in the Implementation Deed.
Business Day

a business day that is not a Saturday, Sunday or a public holiday or bank holiday in Victoria, Australia; the Grand Cayman Islands; Delaware, United States of America; or Dublin, Ireland (as the context requires).

Capital Reduction Resolution	has the meaning given in the Implementation Deed.
Carbon Revolution Registry	Link Market Services Limited ABN 54 083 214 537.
Carbon Revolution Share	a fully paid ordinary share in the capital of Carbon Revolution.
Carbon Revolution Shareholder	each person who is registered as the holder of a Carbon Revolution Share in the Carbon Revolution Share Register.
Carbon Revolution Share Register	the register of members of Carbon Revolution maintained in accordance with the Corporations Act.

Schedule 1	Definitions and interpretation

Term	Meaning
Cede & Co.	means Cede & Co., a New York general partnership organised and maintained by DTC, as nominee for DTC.
CHESS	the Clearing House Electronic Subregister System operated by ASX Settlement Pty Ltd and ASX Clear Pty Limited.
CHESS Holding	has the meaning given in the Settlement Rules.
Corporations Act	the Corporations Act 2001 (Cth), as modified or varied by ASIC.
Court	the Federal Court of Australia, Victoria Registry, or such other court of competent jurisdiction under the Corporations Act agreed to in writing by the SPAC and Carbon Revolution.
Deed Poll	the deed poll substantially in the form of Attachment 1 under which MergeCo covenants in favour of the Scheme Shareholders to perform the obligations attributed to MergeCo under this Scheme.
Depository Trust Company or DTC	The Depository Trust & Clearing Corporation of 55 Water Street, New York, BY 10041-0099, a limited purpose trust company formed under the Laws of New York State.
DTC Election	an election to hold MergeCo Shares through a nominated DTC Participant.
DTC Election Form	the form included in or accompanying the Scheme Booklet, pursuant to which a Scheme Shareholder may make a DTC Election.
DTC Participant	A broker or other financial institution who participates in the DTC Settlement System.
DTC Settlement System	the clearing and settlement system operated by DTC which facilitates the settlement of shares traded in companies listed on U.S. securities exchanges, including NYSE American.
DWAC Instruction	a Deposit or Withdrawal at Custodian instruction provided to DTC by a Scheme Shareholder’s nominated DTC Participant.

Schedule 1	Definitions and interpretation

Term	Meaning
Effective

when used in relation to this Scheme, the coming into effect, under subsection 411(10) of the Corporations Act, of the Court order made under paragraph 411(4)(b) of the Corporations Act in relation to this Scheme.

Effective Date	the date on which this Scheme becomes Effective.
End Date	has the meaning given in the Implementation Deed.
Exchange Agent	Computershare Inc., in its capacity as exchange agent, of 150 Royall Street, Suite 101, Canton, Massachusetts 02021
Exchange Agent Account	an account maintained by the Exchange Agent within the DTC Settlement System, through which MergeCo Shares are to be held by those Scheme Shareholders to whom clause 5.1(b)(2) applies.
Government Agency

any foreign or Australian government or governmental, semi- governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity (including any stock or other securities exchange), or any minister of the Crown in right of the Commonwealth of Australia or any state, or any other federal, state, provincial, local or other government, whether foreign or Australian.

Implementation Date	has the meaning given in the Scheme Booklet, or such other date after the Scheme Record Date as agreed in writing by Carbon Revolution, MergeCo and the SPAC pursuant to the Implementation Deed.
Implementation Deed	the scheme implementation deed dated 30 November 2022 between Carbon Revolution, MergeCo and the SPAC relating to the implementation of this Scheme.
Ineligible Foreign Shareholder

a Scheme Shareholder whose address shown in the Carbon Revolution Share Register on the Scheme Record Date is a place outside Australia and its external territories, New Zealand or United States unless MergeCo determines that it is not unduly onerous or impracticable to issue that Scheme Shareholder with New MergeCo Shares when this Scheme becomes Effective.

Issuer Sponsored Holding	has the meaning given in the Settlement Rules.

Schedule 1	Definitions and interpretation

Term	Meaning
MergeCo	Carbon Revolution plc (Irish company number: 607450), a public company incorporated in Ireland.
MergeCo Register	the register of shareholders maintained by the MergeCo Registry.
MergeCo Registry	Computershare Trust Company, N.A., in its capacity as transfer agent, of 150 Royall Street, Suite 101, Canton, Massachusetts 02021
MergeCo Share	a fully paid ordinary share in the capital of MergeCo.
Merger	has the meaning given in the Implementation Deed.
Merger Sub	Poppettell Merger Sub (Registration Number 395848), a Cayman Islands exempted company and wholly owned subsidiary of MergeCo.
New MergeCo Share	a fully paid ordinary share in the capital of MergeCo to be issued to Scheme Shareholders under this Scheme.
NYSE American	NYSE American, LLC.
Operating Rules	the official operating rules of ASX.
Registered Address	in relation to a Carbon Revolution Shareholder, the address shown in the Carbon Revolution Share Register as at the Scheme Record Date.
Sale Agent	any third party financial institution appointed by MergeCo (in its sole discretion) to sell the New MergeCo Shares that may be issued under clause 5.3(a)(1) of this Scheme.
Scheme

this scheme of arrangement under Part 5.1 of the Corporations Act between Carbon Revolution and the Scheme Shareholders subject to any alterations or conditions made or required by the Court under subsection 411(6) of the Corporations Act and agreed to in writing by Carbon Revolution, the SPAC and MergeCo.

Scheme Booklet	the document titled ’scheme booklet’ provided to Carbon Revolution Shareholders in connection with the Scheme, including any replacements or supplementary booklets or information.

Schedule 1	Definitions and interpretation

Term	Meaning
Scheme Consideration

the consideration to be provided by MergeCo to each Scheme Shareholder for the cancellation of each Scheme Share, determined in accordance with the following formula:

NMS = N / A

NMS is the number of MergeCo Shares per Scheme Share;

A is the total number of Carbon Revolution Shares on issue as at the Scheme Record Date (or which would be on issue if all securities of Carbon Revolution convertible into Carbon Revolution Shares had converted on that date); and

N is 18,672,889.

Scheme Meeting

the meeting of the Carbon Revolution Shareholders (other than Excluded Shareholders) ordered by the Court to be convened under subsection 411(1) of the Corporations Act to consider and vote on this Scheme and includes any meeting convened following any adjournment or postponement of that meeting.

Scheme Record Date	7.00pm on the second Business Day after the Effective Date or such other date as agreed in writing by Carbon Revolution, MergeCo and the SPAC pursuant to the terms of the Implementation Deed.
Scheme Shares	all Carbon Revolution Shares held by the Scheme Shareholders as at the Scheme Record Date.
Scheme Shareholder	a holder of Carbon Revolution Shares recorded in the Carbon Revolution Share Register as at the Scheme Record Date.
Second Court Date

the first day on which an application made to the Court for an order under paragraph 411(4)(b) of the Corporations Act approving this Scheme is heard or, if the application is adjourned or subject to appeal for any reason, the day on which the adjourned application or appeal is heard.

Settlement Rules	the ASX Settlement Operating Rules, being the official operating rules of the settlement facility provided by ASX Settlement Pty Ltd.
SPAC	Twin Ridge Capital Acquisition Corp, a Cayman Islands Corporation.
Subsidiary	has the meaning given in Division 6 of Part 1.2 of the Corporations Act.

Schedule 1	Definitions and interpretation

Term	Meaning
Trust Account	a US dollar denominated trust account operated by MergeCo as trustee for the benefit of Ineligible Foreign Shareholders.

2	Interpretation

In this Scheme:

(a)	headings and bold type are for convenience only and do not affect the interpretation of this Scheme;

(b)	the singular includes the plural and the plural includes the singular;

(c)	words of any gender include all genders;

(d)	other parts of speech and grammatical forms of a word or phrase defined in this Scheme have a corresponding meaning;

(e)	a reference to a person includes any company, partnership, joint venture, association, corporation or other body corporate and any Government Agency as well as an individual;

(f)	a reference to a clause, party, schedule, attachment or exhibit is a reference to a clause of, and a party, schedule, attachment or exhibit to, this Scheme;

(g)	a reference to any legislation includes all delegated legislation made under it and amendments, consolidations, replacements or reenactments of any of them (whether passed by the same or another Government Agency with legal power to do so);

(h)	a reference to a document (including this Scheme) includes all amendments or supplements to, or replacements or novations of, that document;

(i)	a reference to ’$’, ‘A$’ or ‘dollar’ is to Australian currency;

(j)	a reference to any time is, unless otherwise indicated, a reference to that time in Melbourne, Australia;

(k)	a term defined in or for the purposes of the Corporations Act, and which is not defined in clause 1 of this Schedule 1, has the same meaning when used in this Scheme;

(l)	a reference to a party to a document includes that party’s successors and permitted assignees;

(m)	no provision of this Scheme will be construed adversely to a party because that party was responsible for the preparation of this Scheme or that provision;

(n)	any agreement, representation, warranty or indemnity in favour of two or more parties (including where two or more persons are included in the same defined term) is for the benefit of them jointly and severally;

(o)	a reference to a body, other than a party to this Scheme (including an institute, association or authority), whether statutory or not:

(1)	which ceases to exist; or

(2)	whose powers or functions are transferred to another body,

Schedule 1	Definitions and interpretation

is a reference to the body which replaces it or which substantially succeeds to its powers or functions;

(p)	if a period of time is specified and dates from a given day or the day of an act or event, it is to be calculated exclusive of that day;

(q)	a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(r)	if an act prescribed under this Scheme to be done by a party on or by a given day is done after 5.00pm on that day, it is taken to be done on the next day; and

(s)	a reference to the Operating Rules or the Settlement Rules includes any variation, consolidation or replacement of these rules and is to be taken to be subject to any waiver or exemption granted to the compliance of those rules by a party.

3	Interpretation of inclusive expressions

Specifying anything in this Scheme after the words ‘include’ or ‘for example’ or similar expressions does not limit what else is included.

4	Business Day

Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the next Business Day.

Attachment 1

Deed Poll

Attached

Deed

Share Scheme Deed Poll

Carbon Revolution plc

80 Collins Street Melbourne Vic 3000 Australia	T +61 3 9288 1234 F +61 3 9288 1567
GPO Box 128 Melbourne Vic 3001 Australia	herbertsmithfreehills.com

Share Scheme Deed Poll

Date ►

This deed poll is made

By	Carbon Revolution plc, a public limited company incorporated in Ireland with registered number 607450 and registered address at 10 Earlsfort Terrace, Dublin 2, Ireland (MergeCo)

in favour of	each person registered as a holder of fully paid ordinary shares in Carbon Revolution in the Share Register as at the Scheme Record Date.

Recitals	1	Carbon Revolution, MergeCo and the SPAC entered into the Implementation Deed.

2	In the Implementation Deed, MergeCo agreed to make this deed poll.

3	MergeCo is making this deed poll for the purpose of covenanting in favour of the Scheme Shareholders to perform its obligations under the Implementation Deed and the actions attributed to it under the Scheme.

This deed poll provides as follows:

1	Definitions and interpretation

1.1	Definitions

(a)	The meanings of the terms used in this deed poll are set out below.

Term	Meaning

Carbon Revolution	Carbon Revolution Limited ACN 128 274 653.

First Court Date	the first day on which an application made to the Court for an order under subsection 411(1) of the Corporations Act convening the Scheme Meeting is heard or, if the application is adjourned or subject to appeal for any reason, the day on which the adjourned application is heard.

1	Definitions and interpretation

Term	Meaning

Implementation Deed	the scheme implementation deed entered into between Carbon Revolution, MergeCo and the SPAC dated 30 November 2022.

Scheme	the scheme of arrangement under Part 5.1 of the Corporations Act between Carbon Revolution and the Scheme Shareholders, substantially in the form set out in Attachment 1, subject to any alterations or conditions made or required by the Court under subsection 411(6) of the Corporations Act and agreed to in writing by MergeCo, SPAC, and Carbon Revolution.

(b)	Unless the context otherwise requires, terms defined in the Scheme have the same meaning when used in this deed poll.

1.2	Interpretation

Sections 2, 3 and 4 of Schedule 1 of the Scheme apply to the interpretation of this deed poll, except that references to ‘this Scheme’ are to be read as references to ‘this deed poll’.

1.3	Nature of deed poll

MergeCo acknowledges that:

(a)	this deed poll may be relied on and enforced by any Scheme Shareholder in accordance with its terms even though the Scheme Shareholders are not party to it; and

(b)	under the Scheme, each Scheme Shareholder irrevocably appoints Carbon Revolution and each of its directors, officers and secretaries (jointly and each of them severally) as its agent and attorney to enforce this deed poll against MergeCo.

2	Conditions to obligations

2.1	Conditions

This deed poll and the obligations of MergeCo under this deed poll are subject to the Scheme becoming Effective.

2.2	Termination

The obligations of MergeCo under this deed poll to the Scheme Shareholders will automatically terminate and the terms of this deed poll will be of no force or effect if:

(a)	the Implementation Deed is terminated in accordance with its terms; or

(b)	the Scheme is not Effective on or before the End Date,

unless MergeCo, SPAC and Carbon Revolution otherwise agree in writing.

1	Definitions and interpretation

2.3	Consequences of termination

If this deed poll terminates under clause 2.2, in addition and without prejudice to any other rights, powers or remedies available to it:

(a)	MergeCo is released from its obligations to further perform this deed poll except those obligations under clause 7.1; and

(b)	each Scheme Shareholder retains the rights they have against MergeCo in respect of any breach of this deed poll which occurred before it was terminated.

3	Scheme actions

3.1	Undertaking to issue Scheme Consideration

Subject to clause 2, MergeCo undertakes in favour of each Scheme Shareholder to:

(a)	provide the Scheme Consideration to each Scheme Shareholder in accordance with the terms of the Scheme; and

(b)	undertake all other actions, and give each acknowledgement, representation and warranty (if any), attributed to it under the Scheme,

subject to and in accordance with the provisions of the Scheme.

3.2	Shares to rank equally

MergeCo covenants in favour of each Scheme Shareholder that the New MergeCo Shares which are issued to each Scheme Shareholder in accordance with the Scheme will:

(a)	rank equally in all respects with all existing MergeCo Shares; and

(b)	be duly and validly issued in accordance with all applicable laws and MergeCo’s constitution, fully paid and free from any mortgage, charge, lien, encumbrance or other security interest (except for any lien arising under the constitution of MergeCo).

4	Warranties

MergeCo represents and warrants in favour of each Scheme Shareholder, in respect of itself, that:

(a)	it is a corporation validly existing under the laws of its place of registration;

(b)	it has the corporate power to enter into and perform its obligations under this deed poll and to carry out the transactions contemplated by this deed poll;

(c)	it has taken all necessary corporate action to authorise its entry into this deed poll and has taken or will take all necessary corporate action to authorise the performance of this deed poll and to carry out the transactions contemplated by this deed poll;

(d)	this deed poll is valid and binding on it and enforceable against it in accordance with its terms; and

1	Definitions and interpretation

(e)	this deed poll does not conflict with, or result in the breach of or default under, any provision of its constitution, or any writ, order or injunction, judgment, law, rule or regulation to which it is a party or subject or by which it is bound.

5	Continuing obligations

This deed poll is irrevocable and, subject to clause 2, remains in full force and effect until:

(a)	MergeCo has fully performed its obligations under this deed poll; or

(b)	the earlier termination of this deed poll under clause 2.

6	Notices

6.1	Form of Notice

A notice or other communication in respect of this deed poll (Notice) must be:

(a)	in writing and in English and signed by or on behalf of the sending party; and

(b)	addressed to MergeCo in accordance with the details set out below (or any alternative details nominated by MergeCo by Notice).

Attention	Jacob William Dingle

Address	40 Farnham Street, Flemington VIC 3031 Australia

Email address	jake.dingle@carbonrev.com
Copy to: david.nock@carbonrev.com

6.2	How Notice must be given and when Notice is received

(a)	A Notice must be given by one of the methods set out in the table below.

(b)	A Notice is regarded as given and received at the time set out in the table below.

However, if this means the Notice would be regarded as given and received outside the period between 9.00am and 5.00pm (addressee’s time) on a Business Day (business hours period), then the Notice will instead be regarded as given and received at the start of the following business hours period.

Method of giving Notice	When Notice is regarded as given and received

By hand to the nominated address	When delivered to the nominated address

1	Definitions and interpretation

Method of giving Notice	When Notice is regarded as given and received

By pre-paid post to the nominated address	At 9.00am (addressee’s time) on the second Business Day after the date of posting

By email to the nominated email address	The first to occur of:

	1	the sender receiving an automated message confirming delivery; or

2

two hours after the time that the email was sent (as recorded on the device from which the email was sent) provided that the sender does not, within the period, receive an automated message that the email has not been delivered.

6.3	Notice must not be given by electronic communication

A Notice must not be given by electronic means of communication (other than email as permitted in clause 6.2).

7	General

7.1	Stamp duty

MergeCo:

(a)	will pay all stamp duty and any related fines and penalties in respect of the Scheme and this deed poll, the performance of this deed poll and each transaction effected by or made under or in connection with the Scheme and this deed poll; and

(b)	indemnifies each Scheme Shareholder against any liability arising from failure to comply with clause 7.1.

7.2	Governing law and jurisdiction

(a)	This deed poll is governed by the law in force in Victoria, Australia.

(b)	MergeCo irrevocably submits to the non-exclusive jurisdiction of courts exercising jurisdiction in Victoria, Australia and courts of appeal from them in respect of any proceedings arising out of or in connection with this deed poll. MergeCo irrevocably waives any objection to the venue of any legal process in these courts on the basis that the process has been brought in an inconvenient forum.

7.3	Waiver

(a)	MergeCo may not rely on the words or conduct of any Scheme Shareholder as a waiver of any right unless the waiver is in writing and signed by the Scheme Shareholder granting the waiver.

1	Definitions and interpretation

(b)	No Scheme Shareholder may rely on words or conduct of MergeCo as a waiver of any right unless the waiver is in writing and signed by MergeCo.

(c)	The meanings of the terms used in this clause 7.3 are set out below.

Term	Meaning

conduct	includes delay in the exercise of a right.

right	any right arising under or in connection with this deed poll and includes the right to rely on this clause.

waiver	includes an election between rights and remedies, and conduct which might otherwise give rise to an estoppel.

7.4	Variation

A provision of this deed poll may not be varied unless:

(a)	if before the First Court Date, the variation is agreed to by MergeCo, SPAC and Carbon Revolution; or

(b)	if on or after the First Court Date, the variation is agreed to by MergeCo, SPAC and Carbon Revolution and the Court indicates that the variation would not of itself preclude approval of the Scheme, in which event MergeCo will enter into a further deed poll in favour of the Scheme Shareholders giving effect to the variation.

7.5	Cumulative rights

The rights, powers and remedies of MergeCo and the Scheme Shareholders under this deed poll are cumulative and do not exclude any other rights, powers or remedies provided by law independently of this deed poll.

7.6	Assignment

(a)	The rights created by this deed poll are personal to MergeCo and each Scheme Shareholder and must not be dealt with at law or in equity without the prior written consent of MergeCo.

(b)	Any purported dealing in contravention of clause 7.6(a) is invalid.

7.7	Further action

MergeCo must, at its own expense, do all things and execute all documents necessary to give full effect to this deed poll and the transactions contemplated by it.

Attachment 1

Scheme

Attached

Signing page

Executed as a deed poll

SIGNED, GIVEN under the common seal of

CARBON REVOLUTION PUBLIC LIMITED COMPANY

and DELIVERED as a DEED

Director

Signing page

Executed as a deed poll

SIGNED, GIVEN under the common seal of

CARBON REVOLUTION PUBLIC LIMITED COMPANY

and DELIVERED as a DEED

Director

Annexure 4

Notices of Scheme Meeting and General Meeting

Notices of Meeting

Carbon Revolution Limited ACN 128 274 653

Notice of Scheme Meeting of Shareholders

Notice is hereby given that, by an order of the Federal Court of Australia (Court) pursuant to section 411(1) of the Corporations Act 2001 (Cth) (Corporations Act), a meeting of shareholders of Carbon Revolution Limited (Carbon Revolution) will be held in-person at Anglesea Room, Waurn Ponds Estate, Nicol Drive South, Waurn Ponds VIC 3216 and virtually at https://meetings.linkgroup.com/CBRScheme23 on 9 October 2023 commencing at 1.00pm (Melbourne time) (Scheme Meeting).

Business of meeting

The purpose of the Scheme Meeting is to consider and, if thought fit, to agree to a scheme of arrangement under Part 5.1 of the Corporations Act (with or without amendment or any alterations or conditions approved by the Court) to be made between Carbon Revolution and the holders of fully paid ordinary shares in Carbon Revolution.

The Scheme Meeting will be asked to consider and, if thought fit, pass the following resolution (Scheme Resolution):

‘That, pursuant to and in accordance with the provisions of section 411 of the Corporations Act 2001 (Cth), the scheme of arrangement proposed between Carbon Revolution Limited and the holders of its fully paid ordinary shares (the terms of which are described in the scheme booklet of which the notice convening this meeting forms part of) is agreed to (with or without amendment or any alterations or conditions as approved by the Federal Court of Australia to which Carbon Revolution Limited and Twin Ridge Capital Acquisition Corp agree).’

Dated 6 September 2023

By order of the Court and the Board of Carbon Revolution Limited.

David Nock
Company Secretary

Notice of General Meeting of Shareholders

Notice is hereby given that a general meeting of shareholders of Carbon Revolution (Carbon Revolution Shareholders) will be held in-person at Anglesea Room, Waurn Ponds Estate, Nicol Drive South, Waurn Ponds VIC 3216 and virtually at https://meetings.linkgroup.com/CBRGM23 on 9 October 2023 commencing at 1.30pm (Melbourne time) (or as soon as reasonably practicable following the conclusion or adjournment of the Scheme Meeting).

Business of meeting

At the General Meeting, Carbon Revolution Shareholders will be asked to consider and, if thought fit, pass the following resolution as an ordinary resolution (Capital Reduction Resolution):

‘That, subject to and conditional upon the scheme of arrangement proposed to be made between Carbon Revolution Limited (Carbon Revolution) and holders of its fully paid ordinary shares (Carbon Revolution Shares) becoming effective in accordance with section 411(10) of the Corporations Act 2001 (Cth) (Corporations Act) (Scheme) and for the purposes of section 256C(1) of the Corporations Act and for all other purposes, the share capital of Carbon Revolution be reduced on the Implementation Date (as defined in the Scheme) by cancelling all Carbon Revolution Shares on issue on the Implementation Date (as defined in the Scheme) in exchange for the Scheme Consideration (as defined in the Scheme) in accordance with the Scheme and all other transactions and arrangements described in the scheme booklet of which the notice convening this meeting forms part of.’

Dated 6 September 2023

By order of the Carbon Revolution Board

David Nock
Company Secretary

Explanatory notes

1	General

The Notice of Scheme Meeting and Notice of General Meeting (Notices of Meeting) and the Capital Reduction Resolution and Scheme Resolution should be read in conjunction with the scheme booklet of which the Notices of Meeting form part (Scheme Booklet). A copy of the Scheme and a copy of the Explanatory Notes required by section 412 of the Corporations Act in relation to the Scheme are contained in the Scheme Booklet.

In these Explanatory Notes, the General Meeting and Scheme Meeting are referred to collectively as the Meetings.

Unless otherwise defined, terms used in this notice have the same meaning as set out in the Glossary in section 13 of the Scheme Booklet.

(a)	Information on the Scheme Resolution

Information on the Scheme is set out in the Scheme Booklet.

In accordance with section 411(4)(b) of the Corporations Act, to become Effective, the Scheme (with or without amendment or any alterations or conditions as approved by the Court to which Carbon Revolution Limited and Twin Ridge Capital Acquisition Corp agree) must be approved by the order of the Court and an office copy of the orders of the Court approving the Scheme must be lodged with ASIC. If the Scheme Resolution set out in this notice is agreed to by the Requisite Majorities and the conditions set out in the Scheme are satisfied or waived (where capable of waiver), Carbon Revolution will apply to the Court for the necessary orders to give effect to the Scheme.

(b)	Information on the Capital Reduction Resolution

The Capital Reduction Resolution is being put to shareholders to obtain approval under section 256C of the Corporations Act to an equal capital reduction in Carbon Revolution’s ordinary share capital under section 256B of the Corporations Act.

The Capital Reduction Resolution is being proposed in connection with the Scheme and is, as a result, conditional on the Scheme becoming Effective. Accordingly, the Capital Reduction Resolution will not come into effect unless and until the Scheme becomes Effective in accordance with section 411(10) of the Corporations Act.

The effect on Carbon Revolution and its shareholders if the Capital Reduction Resolution is passed, together with all other factors that are material to the making of a decision by Carbon Revolution Shareholders whether to approve the Capital Reduction Resolution, is set out in the Scheme Booklet.

If the Capital Reduction Resolution is passed by the Requisite Majority, it will take effect provided that the Scheme is approved by the Requisite Majorities of Carbon Revolution Shareholders and the Court and all other conditions to the Scheme are satisfied or waived.

The Carbon Revolution Board are of the view that the Capital Reduction, taking into account all matters relevant to the Transaction, is fair and reasonable to Carbon Revolution Shareholders as a whole and will not materially prejudice Carbon Revolution’s ability to pay its creditors.

2	Chair

The Court has directed that James Douglas is to act as chair of the Scheme Meeting and that if he is unable or unwilling to act, Dale McKee is to act as chair of the Scheme Meeting.

James Douglas will act as Chair of the General Meeting, or if he is unable or unwilling to act, Dale McKee is to act as chair of the General Meeting.

3	Voting

The Carbon Revolution Board recommends that you vote in favour of the Scheme Resolution and Capital Reduction Resolution.

Each Carbon Revolution Director intends to vote, or cause to be voted, all Carbon Revolution Shares held by them in favour of:

●	the Scheme Resolution; and

●	the Capital Reduction Resolution,

in the absence of a Superior Proposal and subject to the Independent Expert continuing to conclude that the Scheme and Capital Reduction are in the best interests of Carbon Revolution Shareholders.

4	Quorum

A quorum for a meeting of Carbon Revolution Shareholders is five or more members present at each of the Meetings and entitled to vote on a resolution at the relevant Meeting.

5	Majorities Required

(a)	Scheme Resolution

In accordance with section 411(4)(a) of the Corporations Act, for the Scheme to be approved by Carbon Revolution Shareholders, the Scheme Resolution must be passed by the Requisite Majorities, being:

●	unless the Court orders otherwise, a majority in number (more than 50%) of Carbon Revolution Shareholders present and voting (either in person or by proxy); and

●	at least 75% of the votes cast on the Scheme Resolution.

(b)	Capital Reduction

For the Capital Reduction Resolution to be passed, it must be approved by at least 50% of the votes cast on the Capital Reduction Resolution.

The vote on each resolution set out in the Notices of Meeting will be decided on a poll as determined by the Chair of both meetings, subject to the requirements of the Corporations Act and the Carbon Revolution constitution.

On a resolution determined by a poll, each registered Carbon Revolution Shareholder participating in the Meetings, or present by proxy, representative or attorney has one vote for every fully paid ordinary share held.

Voting results will be announced to the ASX as soon as practicable after the General Meeting.

6	Determination of entitlement to participate and vote

For the purposes of determining the entitlement to vote at the Meetings, all shares in Carbon Revolution will be taken to be held by the persons who are registered as a Carbon Revolution Shareholder at 7.00pm (Melbourne time) on 7 October 2023.

Accordingly, transfers registered after this time will be disregarded in determining entitlements to participate in and vote at the Meetings either online, by proxy or attorney, or in the case of a corporate Carbon Revolution Shareholder, by a corporate representative.

7	Participation

7.1	Attending and voting in person

Carbon Revolution Shareholders, proxyholders, attorneys and authorised corporate representatives who are attending the meeting in person are asked to arrive at least 30 minutes prior to the start of the Scheme Meeting for registration. Please ensure you have your Shareholder Reference Number (SRN) / Holder Identification Number (HIN) (or proxy number provided to you by Link Market Services Limited) for ease of registration.

7.2	Attending and voting via the online meeting platform

Participants will be able to participate at the:

●	Scheme Meeting, via an online platform at https://meetings.linkgroup.com/CBRScheme23; and

●	General Meeting, via an online platform at https://meetings.linkgroup.com/CBRGM23.

Participants will need a desktop or mobile / tablet device with internet access to do so. Participants will be able to:

●	hear the meeting discussion and view presentation slides;

●	ask questions while the relevant Meeting is progressing; and

●	vote during the relevant Meetings.

When you log in to the meeting platform on the morning of the Meetings, you will need to register your details in the platform by providing your name, email address, phone number and company (optional) as well as agreeing to the terms and conditions.

To register as a shareholder and allow you to vote and ask questions, you will also need to provide your SRN/HIN to be verified as a shareholder. Proxyholders will need their proxy number provided by Link Market Services Limited no later than 24 hours before the Scheme Meeting commences.

Once logged in to the online meeting platform, you will then be given details as to how to vote online and ask questions during the Meetings.

7.3	Webcast

The Meetings will be webcast live from 1.00pm (Melbourne time) on 9 October 2023 and will be accessible via the online meeting platform for the:

●	Scheme Meeting, https://meetings.linkgroup.com/CBRScheme23; and

●	General Meeting, https://meetings.linkgroup.com/CBRGM23.

If you are a visitor, you will not be able to vote or ask questions. If you are a Carbon Revolution Shareholder and intend to view and listen to the webcast only, you are encouraged to lodge a proxy and submit written questions ahead of the Meetings.

7.4	Technical difficulties

Technical difficulties may arise during the course of the Meetings. The Chair of the Scheme Meeting and/or General Meeting has discretion as to whether and how the Meetings should proceed in the event that a technical difficulty arises. In exercising their discretion, the Chair of the Scheme Meeting and/or General Meeting will have regard to the number of shareholders impacted and the extent to which participation in the business of the Meetings is affected. Where they consider it appropriate, the Chair of the Scheme Meeting and/or General Meeting may continue to hold the Meetings and transact business, including conducting a poll and voting in accordance with valid proxy instructions. For this reason, shareholders are encouraged to lodge a directed proxy by no later than 1.30pm (Melbourne time) on 9 October 2023, even if they plan to attend the Meetings online.

8	Voting by proxy

●	Carbon Revolution Shareholders who are entitled to attend and vote can appoint a proxy to participate in the Scheme Meeting and the General Meeting and vote on their behalf.

●	A proxy need not be a Carbon Revolution Shareholder and can be either an individual or a body corporate

●	A Carbon Revolution Shareholder can appoint a proxy by lodging the applicable Proxy Form online at https://investorcentre.linkgroup.com/Login or by completing and returning the applicable Proxy Form enclosed with the Scheme Booklet. Please note that a separate Proxy Form will need to be filled out in relation to each of the Scheme Meeting and General Meeting if you would like to appoint a proxy to act on your behalf at both Meetings.

●	A Carbon Revolution Shareholder that wishes to direct how their proxy should vote should mark the appropriate boxes on the applicable Proxy Forms. If a proxy is not directed how to vote on a resolution, that Carbon Revolution Shareholder authorises that proxy to vote as the proxy decides.

●	A Carbon Revolution Shareholder that is entitled to cast two or more votes may appoint up to two proxies. Where two proxies are appointed, each proxy should be appointed to exercise a specified proportion or number of the shareholder’s votes. If the appointment does not specify the proportion or number of the shareholder’s votes each proxy may exercise, then each proxy may exercise half of the votes. An additional proxy form for each of the Scheme Meeting and General Meeting will be supplied by the Carbon Revolution Share Registry, Link Market Services Limited, on request for the purpose of appointing a second proxy.

●	In the case of joint shareholders, the proxy form must be completed by either one or all of the joint shareholders or the proxy appointment made online by either one of the joint shareholders.

●	If the shareholder is a corporation, then the proxy form may be executed under its common seal, or by two directors, or by a director and a company secretary, of the corporation. If there is a sole director who is also the sole secretary, then the proxy form may be signed by that person. If there is a sole director and no company secretary, then the sole director may sign alone. Any director or company secretary may lodge a proxy appointment online.

●	If a proxy is appointed under a power of attorney, the power of attorney under which the proxy is appointed, or a certified copy of that power of attorney, must accompany the proxy appointment or be provided to the Carbon Revolution Share Registry, unless the power of attorney has previously been noted by the Carbon Revolution Share Registry.

●	If you intend to appoint the Chair of the Scheme Meeting and/or General Meeting as your proxy, you can direct the Chair how to vote by marking the box for the relevant resolutions. If you do not mark the box next to a resolution, then by signing and submitting the Proxy Forms (as applicable), you will be authorising the Chair to vote as they see fit in respect of the relevant resolution.

●	If an appointed proxy does not attend the relevant Meeting, the Chair of the relevant Meeting will be taken to have been appointed as the proxy for that Meeting. If the proxy appointment specifies the way to vote on a resolution and the appointed proxy does not attend the relevant Meeting or attends the relevant Meeting but does not vote on the relevant resolution, a directed proxy will default to the Chair of the relevant Meeting who must vote the proxy as directed.

●	The Chair of the Meetings intends to vote all available undirected proxies in favour of each of the resolutions at the Scheme Meeting and General Meeting.

●	Proxy forms for the Meetings are enclosed with this Scheme Booklet. To be effective, the proxy forms (together with any power of attorney or authority under which they are signed) must be received by no later than 1.30pm (Melbourne time) on 7 October 2023 in one of the following ways:

‒	Online: at https://investorcentre.linkgroup.com/Login (choose Carbon Revolution Limited from the drop-down menu, enter the holding details as shown on the proxy form, and follow the instructions provided to appoint a proxy. Shareholders will be taken to have signed their proxy form if they make their proxy appointment in accordance with the instructions on the website);

‒	By mail: by posting it to the Carbon Revolution Share Registry, in the reply paid envelope provided (where applicable) or to the following address or the Carbon Revolution registered office:

Carbon Revolution Limited

C/- Link Market Services Limited
Locked Bag A14

Sydney South NSW 1235

‒	By fax: by faxing it to the Carbon Revolution Share Registry at +61 2 9287 0309;

‒	By hand: by depositing it at the Carbon Revolution Share Registry, during normal business hours at the following address:

Link Market Services Limited
Parramatta Square, Level 22, Tower 6,

10 Darcy Street, Parramatta NSW 2150

●	If you complete and return a proxy form, you may still attend and ask questions at the Meetings in person or online and you will not revoke your proxy appointment. However, if you have appointed a proxy and vote at the Meetings, the authority of your proxy to vote on your behalf will be automatically revoked.

9	Voting by corporate representative

A corporate shareholder or proxy that is a corporation and entitled to attend and vote at the Meetings must appoint an individual to act as its corporate representative.

Evidence of the appointment of a corporate representative must be in accordance with section 250D of the Corporations Act and be lodged with Carbon Revolution or the Carbon Revolution Share Registry prior to the Meetings.

If the appointment of a corporate representative is made under power of attorney, the power of attorney under which the appointment is made, or a certified copy of that power of attorney, must accompany the appointment unless the power of attorney has previously been provided to the Carbon Revolution Share Registry.

A Certificate of Appointment may be obtained from the Carbon Revolution Share Registry or online at www.linkmarketservices.com.au.

10	Voting by attorney

A Carbon Revolution Shareholder entitled to attend and vote at a meeting may appoint an attorney to act on the shareholder’s behalf at the Meetings. An attorney may but need not be a member of Carbon Revolution.

The power of attorney appointing the attorney must be duly signed and specify the name of each of the member, Carbon Revolution and the attorney, and also specify the meetings at which the appointment may be used. The appointment may be a standing one.

The power of attorney, or a certified copy of that power of attorney, must be received by the deadline for submission of proxy forms referred to above. The power of attorney, or certified copy, must be provided to the Carbon Revolution Share Registry in the same manner as outlined above for proxy forms.

Annexure 5

Pro formas

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of 30 June 2023	CRL	Twin Ridge Capital Acquisition Corp.				After the actual redemptions by Twin Ridge shareholders in connection with the Extension Meeting held on March 6, 2023
(in thousands)	As of 30 June 2023 (unaudited)	As of 30 June 2023 (unaudited)				Scenario 1: Assuming no redemptions			Scenario 2: Assuming 80% Redemptions			Scenario 3: Assuming 90% Redemptions			Scenario 4: Assuming Maximum Redemptions
	(Historical) AUD	US GAAP (Historical) AUD	IFRS Adjustments AUD	IFRS (Historical) AUD	Notes	Transaction Accounting Adjustments (1) AUD	Notes	Pro Forma AUD	Transaction Accounting Adjustments (2) AUD	Notes	Pro Forma AUD	Transaction Accounting Adjustments (3) AUD	Notes	Pro Forma AUD	Transaction Accounting Adjustments (4) AUD	Notes	Pro Forma AUD
ASSETS
Current assets
Cash and cash equivalents	19,582	197		197		99,214	1A	86,637	99,214	1A	54,895	99,214	1A	21,159	99,214	1A	(12,577)
						-			(31,741)	1A.1		(65,478)	1A.2		(99,214)	1A.3
						(8,797)	1C		(8,797)	1C		(8,797)	1C		(8,797)	1C
						(14,976)	1C		(14,976)	1C		(14,976)	1C		(14,976)	1C
						(16,137)	1D		(16,137)	1D		(16,137)	1D		(16,137)	1D
						7,554	1K		7,554	1K		7,554	1K		7,554	1K
Restricted trust fund	14,677	-		-		(7,554)	1K	7,123	(7,554)	1K	7,123	(7,554)	1K	7,123	(7,554)	1K	7,123
Receivables	6,430	-		-		-		6,430	-		6,430	-		6,430	-		6,430
Contract assets	8,239	-		-		-		8,239	-		8,239	-		8,239	-		8,239
Inventories	22,173	-		-		-		22,173	-		22,173	-		22,173	-		22,173
Prepaid expenses	-	181		181		-		181	-		181	-		181	-		181
Other current assets	378	-		-		-		378	-		378	-		378	-		378
		-		-		-		-	-		-	-		-	-		-
Total current assets	71,479	378	-	378		59,304		131,161	27,562		99,419	(6,174)		65,683	(39,910)		31,947
Non–current assets

Marketable securities held in Trust Account	-	99,214		99,214		(99,214)	1A	-	(99,214)	1A	-	(99,214)	1A	-	(99,214)	1A	-
Property, plant and equipment	62,638	-		-		-		62,638	-		62,638	-		62,638	-		62,638
Right-of-use assets	7,446	-		-		-		7,446	-		7,446	-		7,446	-		7,446
Intangible assets	16,774	-		-		-		16,774	-		16,774	-		16,774	-		16,774
Total non–current assets	86,858	99,214	-	99,214		(99,214)		86,858	(99,214)		86,858	(99,214)		86,858	(99,214)		86,858
Total assets	158,337	99,592	-	99,592		(39,910)		218,019	(71,652)		186,277	(105,388)		152,541	(139,124)		118,805

Current liabilities
Payables	15,474	8,797		8,797		(8,797)	1C	15,474	(8,797)	1C	15,474	(8,797)	1C	15,474	(8,797)	1C	15,474
Due to related party, net	-	2		2		-		2	-		2	-		2	-		2
Promissory note - related party	-	965		965		-		965	-		965	-		965	-		965
Borrowings	13,829	-		-		-		13,829	-		13,829	-		13,829	-		13,829
Lease liability	645	-		-		-		645	-		645	-		645	-		645
Contract liability	748	-		-		-		748	-		748	-		748	-		748
Deferred income	1,919	-		-		-		1,919	-		1,919	-		1,919	-		1,919
Provisions	12,957	-		-		(9,458)	1D	3,499	(9,458)	1D	3,499	(9,458)	1D	3,499	(9,458)	1D	3,499
Total current liabilities	45,572	9,764	-	9,764		(18,255)		37,081	(18,255)		37,081	(18,255)		37,081	(18,255)		37,081

Non–current liabilities
Borrowings	70,833	-	99,214	99,214	(a)	(99,214)	1A	70,833	(99,214)	1A	70,833	(99,214)	1A	70,833	(99,214)	1A	70,833
Lease liability	7,368	-		-		-		7,368	-		7,368	-		7,368	-		7,368
Contract liability	1,755	-		-		-		1,755	-		1,755	-		1,755	-		1,755
Deferred income	15,235	-		-		-		15,235	-		15,235	-		15,235	-		15,235
Provisions	1,843	-		-		-		1,843	-		1,843	-		1,843	-		1,843
Warrant liabilities	-	1,032		1,032		-		1,032	-		1,032	-		1,032	-		1,032
Deferred underwriting discount	-	237		237		-		237	-		237	-		237	-		237
Total non-current liabilities	97,034	1,269	99,214	100,483		(99,214)		98,303	(99,214)		98,303	(99,214)		98,303	(99,214)		98,303
Total Liabilities	142,606	11,033	99,214	110,247		(117,469)		135,384	(117,469)		135,384	(117,469)		135,384	(117,469)		135,384
Commitment
Class A ordinary shares subject to possible redemption, 6,000,053 shares at redemption value	-	99,214	(99,214)	-	(a)	-		-			-			-	-		-
Stockholders’ Equity
Twin Ridge
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	-	-		-		-		-			-			-	-		-
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; none shares issued and outstanding (excluding 6,000,053 shares subject to possible redemption at March 31, 2023 )	-	-		-		-		-			-			-	-		-
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 5,327,203 shares issued and outstanding		1	34,554	34,555	(b)	(34,555)	1G	-	(34,555)	1G	-	(34,555)	1G	-	(34,555)	1G	-
MergeCo common stock	-	-	-	-		99,214	1A	523,492	99,214	1A	491,784	99,214	1A	458,090	99,214	1A	424,565
									(31,741)	1A.1		(65,478)	1A.2		(99,214)	1A.3
						30	1E		30	1E		30	1E		30	1E
						386,432	1F		386,432	1F		386,432	1F		386,432	1F
						(287)	1D		(253)	1D.1		(211)	1D.2		-	1D.3
						3,105	1B		3,105	1B		3,105	1B		3,105	1B
						443	1H		443	1H		443	1H		443	1H
						34,555	1G		34,555	1G		34,555	1G		34,555	1G
Additional paid-in-capital	-	3,105	-	3,105		(3,105)	1B	-	(3,105)	1B	-	(3,105)	1B	-	(3,105)	1B	-
Share based payment reserves		-		-		24,757	1C.1	24,757	24,757	1C.1	24,757	24,757	1C.1	24,757	24,757	1C.1	24,757
Carbon Revolution Contributed equity	386,432	-		-		(386,432)	1F	-	(386,432)	1F	-	(386,432)	1F	-	(386,432)	1F	-
Carbon Revolution Reserves	7,166	-		-		-		7,166	-		7,166	-		7,166	-		7,166
Accumulated losses	(377,867)	(13,761)	(34,554)	(48,315)	(b)	-		(472,780)	-		(472,814)	-		(472,856)	-		(473,067)
		-		-		(6,392)	1D		(6,426)	1D		(6,469)	1D		(6,679)	1D
						(30)	1E		(30)	1E		(30)	1E		(30)	1E
						(14,976)	1C		(14,976)	1C		(14,976)	1C		(14,976)	1C
						(24,757)	1C.1		(24,757)	1C.1		(24,757)	1C.1		(24,757)	1C.1
						(443)	1H		(443)	1H		(443)	1H		(443)	1H
Total Stockholders’ Equity	15,731	88,559	(99,214)	(10,655)		77,559		82,635	45,817		50,893	12,081		17,157	(21,655)		(16,579)
Total Liabilities and Stockholders’ Equity	158,337	99,592	(0)	99,592		(39,910)		218,019	(71,652)		186,277	(105,388)		152,541	(139,124)		118,805

Unaudited Pro Forma Condensed Combined Statement of Operations

For the year ended 30 June 2023

						After the actual redemptions by Twin Ridge shareholders in connection with the Extension Meeting held on March 6, 2023
						Scenario 1: Assuming No Redemptions			Scenario 2: Assuming 80% Redemptions			Scenario 3: Assuming 90% Redemptions			Scenario 4: Assuming Maximum Redemptions
	CRL AUD	Twin Ridge AUD	IFRS Conversion and Presentation Alignment AUD	Twin Ridge IFRS AUD	Notes	Transaction Accounting Adjustments - Business Combination AUD	Notes	Pro Forma AUD	Transaction Accounting Adjustments - Business Combination AUD	Notes	Pro Forma AUD	Transaction Accounting Adjustments - Business Combination AUD	Notes	Pro Forma AUD	Transaction Accounting Adjustments - Business Combination AUD	Notes	Pro Forma AUD
Revenue:
Sale of wheels	37,477	-		-		-		37,477	-		37,477	-		37,477	-		37,477
Engineering services	530	-		-		-		530	-		530	-		530	-		530
Sale of tooling	253	-		-		-		253	-		253	-		253	-		253
Total revenue	38,260	-		-		-		38,260	-		38,260	-		38,260	-		38,260
Cost of goods sold	(55,094)	-		-		-		(55,094)	-		(55,094)	-		(55,094)	-		(55,094)
Gross margin	(16,834)	-		-		-		(16,834)	-		(16,834)	-		(16,834)	-		(16,834)
Other income (expense), net:
Other income	3,096	8,153		8,153		-		11,249	-		11,249	-		11,249	-		11,249
Operational expenses	(2,997)	(8,670)		(8,670)		-		(11,667)			(11,667)			(11,667)			(11,667)
Research and development	(16,180)	-		-		-		(16,180)			(16,180)			(16,180)			(16,180)
Administrative expenses	(14,566)	-		-		(443)	1H	(15,314)	(443)	1H	(15,314)	(443)	1H	(15,314)	(443)	1H	(15,314)
						(305)	1J		(305)	1J		(305)	1J		(305)	1J
Marketing expenses	(1,494)	-		-				(1,494)			(1,494)			(1,494)			(1,494)
Capital raising transaction costs	(24,746)	-		-		224	1I	(70,372)	224	1I	(70,406)	224	1I	(70,448)	224	1I	(70,659)
						(30)	1E		(30)	1E		(30)	1E		(30)	1E
						(24,757)	1C.1		(24,757)	1C.1		(24,757)	1C.1		(24,757)	1C.1
						(6,392)	1D		(6,426)	1D		(6,469)	1D		(6,679)	1D
						305	1J		305	1J		305	1J		305	1J
						(14,976)	1C		(14,976)	1C		(14,976)	1C		(14,976)	1C
Finance costs	(5,502)	-	1,409	1,409	(d)	-		(4,093)	-		(4,093)	-		(4,093)	-		(4,093)
						-			-			-			-
Change in fair value of warrant liability	-	1,634	(1,634)	-	(d)	-		-	-		-	-		-	-		-
Change in fair value of over-allotment liability	-	(225)	225	-	(d)	-		-	-		-	-		-	-		-
(Loss) profit before income taxes	(79,223)	892	-	892		(46,374)		(124,705)	(46,408)		(124,739)	(46,450)		(124,781)	(46,661)		(124,992)
Income tax expense	-	-	-	-		-		-	-		-	-		-	-		-
Net (loss) profit	(79,223)	892	-	892		(46,374)		(124,705)	(46,408)		(124,739)	(46,450)		(124,781)	(46,661)		(124,992)

Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Pro Forma Transactions (as defined in section 7.10(a) of the Scheme Booklet) under IFRS and has been prepared for informational purposes only. The adjustments presented in the unaudited pro forma condensed combined financial information are intended to present relevant information necessary to understand the Combined Group’s financial position and results of operations upon the consummation of the Pro Forma Transactions.

The Transaction is not within the scope of IFRS 3 as the SPAC does not meet the definition of a business in accordance with IFRS 3. Nevertheless, the principles of IFRS 3 were applied to identify the accounting acquirer in the Transaction, and it was concluded that Carbon Revolution is the accounting acquirer.

As at the Last Practicable Date, 6.3 million or 29.4% of Class A SPAC Shares that were issued in the SPAC’s IPO remained outstanding, because the holders of these Class A SPAC Shares did not exercise their redemption rights in connection with the Extension Meeting. As such, this is the starting point for each of the redemption scenarios. The adjustments included in the unaudited pro forma condensed combined balance sheets as of 30 June 2023, and unaudited pro forma condensed combined statement of operations as of 30 June 2023 are as follows:

●	(a) Reflects the U.S. GAAP to IFRS conversion adjustment related to the reclassification of SPAC’s historical mezzanine equity (Class A SPAC Shares subject to possible redemption) into Non-current Liabilities (Borrowings).

●	(b) Reflects the award of Class B SPAC Shares measured at fair value of A$34.6 million in accumulated losses representing an IFRS 2 charge for the Class B SPAC Shares awarded to the Sponsor in Q1, 2021. IFRS 2 requires that where an issuance of shares is made for less than fair value, an IFRS 2 expense is recognized for any unidentifiable services provided at the value of the difference. The adjustment represents the value of the difference between the aggregate consideration paid and the aggregate value of Class B SPAC shares issued with reference to the US$5.01 fair value of the Class B SPAC Shares as determined by the concurrent award of Class B SPAC Shares to the directors of the SPAC described below. As the award did not contain any performance or forfeiture conditions, nor any variability based on the outcome of a subsequent business combination, the IFRS 2 charge is recognized at the date of issuance of the shares being for services deemed to be provided by the Sponsor up to that date. As this took place prior to 1 July 2022 no corresponding pro forma compensation charge is recognized in the pro forma statement of operations for the twelve months ended 30 June 2023. US GAAP does not contain a similar prescriptive requirement regarding unidentifiable services.

Additionally, in February 2021, the Sponsor transferred 60,000 Class B SPAC Shares in aggregate to three SPAC directors. Per share consideration was equal to the amount paid by the Sponsor to the SPAC for each Class B SPAC Share. The award is contingent on the successful completion of a business combination and an IFRS2 charge has been recognized as a pro forma adjustment accordingly for the fair value of the shares determined at grant date. IFRS 2 charge of A$443,000 is reflected in adjustment (1H).

The pro forma adjustments also include the effect of the arrangement between the Sponsor and DDGN Advisors whereby the Sponsor agreed to the transfer of 3,350,000 existing Class B SPAC Shares owned by the Sponsor to DDGN Advisors immediately prior to Implementation of the Transaction. Neither Carbon Revolution nor the SPAC was party to this agreement and no incremental Class B SPAC Shares will be issued. However, the scope of IFRS 2 requires that a compensation expense be recognized in the SPAC’s statement of operations if the SPAC’s shareholders are party to an arrangement for the award of shares in consideration for services provided to the SPAC that are fulfilled by the shareholders. Specifically, IFRS 2 requires a compensation charge to be recognized, notwithstanding that the SPAC is not a party to the arrangement, nor that any new shares will be issued by the SPAC as a result of the arrangement. As the SPAC will be the beneficiary of any successful business combination, a pro forma compensation expense and associated non-share capital contribution is recognized for the US$16.4 million fair value of Class B SPAC Shares to be awarded to DDGN Advisors on Implementation of the Transaction. Accordingly, an IFRS 2 charge of A$24.7 million is reflected in adjustment (1C.1).

(c) As reflected in the pro forma C and D series of adjustments below, Transaction costs that are not direct and incremental to the issuance of new MergeCo Shares for consideration are expensed as a pro forma adjustment. These include consulting fees, Australian legal counsel fees in relation to the issue of MergeCo Shares to existing Carbon Revolution Shareholders and the Extension Payments. For direct and incremental Transaction costs such as US counsel fees and other costs relating to preparation of the registration statement for lodgement with the SEC, a further allocation has been made as required by IAS32. This allocation is based on the proportionate number of MergeCo Shares expected to be issued to existing Carbon Revolution Shareholders and MergeCo Shares expected to be issued to SPAC Shareholders. Only the fractional proportion relating to SPAC Shareholders is recognized in equity in each redemption scenario. Transaction costs considered for capitalization are limited to the maximum amount that does not exceed the capital raised under each scenario.

Excluding share-based compensation expense, the treatment of transaction costs incurred by Carbon Revolution in the unaudited condensed combined pro forma information may be summarized as follows:

Costs	Scenario 1: Assuming 70.6% Aggregate Redemptions[1]	Scenario 2: Assuming 80% Aggregate Redemptions[2]	Scenario 3: Assuming 90% Aggregate Redemptions[3]	Scenario 4: Assuming 100% Redemptions[4]
Fraction of Carbon Revolution Transaction costs capitalized based on proportionate shares issued to SPAC Shareholders. These predominantly comprise US counsel and other direct and incremental advisory fees related to the Transaction and preparation of the associated registration statement for lodgement with the SEC.	287	253	211	—
Fraction of Carbon Revolution Transaction costs expensed based on proportionate share and other costs not direct and incremental to the Transaction. These other costs include Australian legal counsel, advisory fees relating to the structure of MergeCo, taxation advice and insurances recognized as a pro forma expense for the year ended 30 June 2023.	31,138	31,172	31,215	31,425

1 This scenario assumes that no further Class A SPAC Shares are redeemed by Class A SPAC Shareholders in connection with the Business Combination (beyond the Class A SPAC Shares redeemed in connection with the Extension Approval).

2 This scenario assumes that a further 2,004,882 Class A SPAC Shares are redeemed by Class A SPAC Shareholders in connection with the Business Combination (in addition to those Class A SPAC Shares redeemed in connection with the Extension Approval).

3 This scenario assumes that 4,135,764 Class A SPAC Shares are redeemed by Class A SPAC Shareholders in connection with the Business Combination (in addition to those Class A SPAC Shares redeemed in connection with the Extension Approval).

4 This scenario assumes that all remaining 6,266,645 Class A SPAC Shares on issue are redeemed by SPAC Shareholders in connection with the Business Combination (in addition to those Class A SPAC Shares redeemed in connection with the Extension Approval).

●	(d) Reflects the U.S. GAAP to IFRS conversion adjustment related to the reclassification of the SPAC’s change in fair value of warrant liability and fair value of commitment fees shares into finance expenses (Borrowings).

●	(1A) Reflects the recognition and reclassification of AUD equivalent US$99.2 million of cash and marketable securities held in the SPAC Trust Account as of 30 June 2023 to cash and cash equivalents that becomes available for general use by MergeCo following Implementation of the Transaction. It also reflects the issuance of MergeCo Shares in exchange for Class A SPAC Shares currently classified in borrowings.

●	(1A.1) Represents the impact to cash of an 80% redemption scenario in which a further 2,004,882 Class A SPAC Shares are redeemed for A$32 million allocated to common stock, using a par value of US$0.0001 per share at a redemption price of US$10.00 per share.

●	(1A.2) Represents the impact to cash of a 90% redemption scenario in which a further 4,135,764 Class A SPAC Shares are redeemed for A$65 million allocated to common stock, using a par value of US$0.0001 per share at a redemption price of US$10.00 per share.

●	(1A.3) Represents the impact to cash of a maximum redemption scenario in which all remaining 6,266,645 Class A SPAC Shares are redeemed for A$99 million allocated to common stock, using a par value of US$0.0001 per share. Additionally, an IFRS 2 charge has been recognized for the excess of the fair value of MergeCo Shares issued to SPAC Shareholders over the net assets of SPAC as a pro forma adjustment.

●	(1B) Under Australian law share capital does not have any par value or share premium. Accordingly, this pro forma adjustment represents the reclassification of SPAC additional paid-in-capital to MergeCo Shares as a result of the Transaction.

●	(1C) Represents the preliminary estimated direct and incremental Transaction costs incurred prior to, or concurrent with, the completion of the Transaction by the SPAC recognized in profit and loss.

●	(1C.1) Represents a non-cash compensation incurred, concurrent with, the completion of the Transaction by the SPAC through a share-based award payment to advisors. US$16.4 million is translated at the relevant AUD/USD exchange rates.

●	(1D) Represents preliminary estimated direct and incremental Transaction costs yet to be incurred by Carbon Revolution allocated between new capital raised and the listing of Carbon Revolution legacy shareholder securities in a no redemption scenario directly in equity and in profit and loss respectively.

●	(1D.1) Represents preliminary estimated direct and incremental Transaction costs yet to be incurred by Carbon Revolution, allocated between new and existing capital using an aggregate 80% redemption scenario directly in equity and in profit and loss respectively.

●	(1D.2) Represents preliminary estimated direct and incremental Transaction costs yet to be incurred by Carbon Revolution, allocated between new and existing capital using an aggregate 90% redemption scenario directly in equity and in profit and loss respectively.

●	(1D.3) Represents preliminary estimated direct and incremental Transaction costs yet to be incurred by Carbon Revolution recognized in profit and loss in a 100% redemption scenario with no new capital raised.

●	(1E) Represents the commitment fee being the fair value of 15,000 MergeCo Shares to be issued to Yorkville for establishment of the CEF which takes effect at Implementation of the Transaction. The fair value of MergeCo Shares is determined by reference to the implied value based on the market price of Carbon Revolution Shares as of 4 August 2023 and associated proposed merger ratio of [0.0877] MergeCo Shares per Carbon Revolution Share.

●	(1F) Represents the pro forma adjustment for the exchange of Carbon Revolution Shares as a result of the Transaction.

●	(1G) Represents the pro forma adjustment for the award of Class B SPAC Shares of A$34.6 million as a result of the Transaction with no forfeiture conditions and the award of Class B SPAC Shares to the SPAC directors that are contingent on successful Implementation of the Transaction.

●	(1H) Represents the pro forma adjustment for the share-based compensation in relation to the MergeCo Shares offered to the directors of the SPAC that is contingent on successful Implementation of the Transaction.

●	(1I) Reversal of commitment fee being the fair value of 15,000 MergeCo Shares to be issued to Yorkville for establishment of the CEF which takes effect at Implementation of the Transaction. This has been recognized as part of the pro-forma adjustments in the year ended 30 June 2023.

●	(1J) Represents a reclassification of Transaction expenses comprising existing staff costs to administrative expenses in order to meet IFRS requirements.

●	(1K) Represents the release of cash restrictions relating to the New Debt Program financing contingent on Implementation of the Transaction, with the restriction expected to be lifted in November 2023.

Corporate directory

Carbon Revolution Limited

Building NR, Geelong Technology Product
75 Pigdons Road

Warun Ponds VIC 3216
Australia

Australian Financial adviser to the Carbon Revolution Board

E&P Corporate Advisory Pty Ltd
171 Collins Street

Melbourne VIC 3000
Australia

Australian legal adviser

Herbert Smith Freehills

80 Collins Street

Melbourne VIC 3000

Australia

US legal adviser

Goodwin Procter LLP

The New York Times Building

620 Eighth Avenue

New York New York 10018

United States

Irish legal adviser

Arthur Cox LLP

Ten Earlsfort Terrace

Dublin 2

D02 T380

Ireland

Independent Expert

Grant Thornton Corporate Finance Pty Ltd

Tower 5, Collins Square

727 Collins Street

Melbourne VIC 300

Australia

Carbon Revolution Share Registry

Link Market Service Limited

680 George Street

Sydney NSW 2000

Australia